As filed with the Securities and Exchange Commission on September 30, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEWALLIANCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	6712	(applied for)
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

195 Church Street

New Haven, Connecticut 06510

(203) 787-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Merrill B. Blanksteen

Executive Vice President and Chief Financial Officer

NEWALLIANCE BANCSHARES, INC.

195 Church Street

New Haven, Connecticut 06510

(203) 787-1111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William W. Bouton, III, Esq.	Eric Luse, Esq.
Robert J. Metzler, II, Esq.	Marc P. Levy, Esq.
Tyler Cooper & Alcorn, LLP	Luse Gorman Pomerenck & Schick, P.C.
CityPlace I	5335 Wisconsin Avenue, N.W. Suite 400
185 Asylum Street	Washington, D.C. 20015
Hartford, Connecticut 06103-3488	Phone: (202) 274-2000
Phone: (860) 725-6200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $.01 par value	85,962,500 Shares(1)	$10.00	$859,625,000	$69,544

Participation Interests	(3)	—	$—		(4)

(1)	Includes shares of Common Stock to be issued to the NewAlliance Foundation, a private foundation.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The securities of NewAlliance Bancshares, Inc. to be purchased by the New Haven Savings Bank 401(k) Plan are included in the amount shown for Common Stock.
(4)	No separate fee is required for the participation interests. In accordance with Rule 457(h) of the Securities Act of 1933, as amended, the registration fee has been calculated on the basis of the number of shares of Common Stock that may be purchased with the current assets of such plan.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

NEWALLIANCE BANCSHARES, INC.

(Proposed Holding Company for The New Haven Savings Bank)

[NHSB LOGO]

Up to 85,962,500 Shares of Common Stock

The New Haven Savings Bank, New Haven, Connecticut is converting from the mutual to stock form of organization. New Haven Savings Bank will become a wholly-owned subsidiary of NewAlliance Bancshares, Inc. a recently organized corporation that will be the holding company for New Haven Savings Bank. As part of the conversion, NewAlliance Bancshares is offering shares of its common stock. Applicable regulations require NewAlliance Bancshares to sell its common stock for an aggregate amount equal to the estimated pro forma market value of New Haven Savings Bank as determined by an independent appraiser. Currently, there are no outstanding shares of NewAlliance Bancshares common stock. Following the conversion, we expect that the common stock of NewAlliance Bancshares will be listed on the Nasdaq National Market under the symbol “NABC.” At the same time as the conversion, NewAlliance Bancshares intends to acquire Connecticut Bancshares, Inc., Manchester, Connecticut and Alliance Bancorp of New England, Inc., Vernon, Connecticut.

We are offering between 55,250,000 and 74,750,000 shares of common stock, which may be increased to up to 85,962,500 shares. In addition, 3,000,000 shares of common stock will be contributed to a new charitable foundation established by us. We must sell a minimum of 55,250,000 shares to complete the offering, including shares purchased by our directors and executive officers. The minimum purchase is 25 shares. The offering is expected to expire on             , 200     at 10:00 a.m., New York time. We may extend this expiration date without notice to you until             , 200    , unless regulators approve a later date. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond             , 200    . If the offering is extended beyond             , 200    , subscribers will have the right to modify or rescind their purchase orders.

Funds received during the offering will be held in a segregated account at New Haven Savings Bank and will earn interest at New Haven Savings Bank’s passbook savings rate. If the offering is terminated, subscribers will have their funds returned promptly, without penalty, with interest.

Ryan Beck & Co., Inc. will assist us in our selling efforts but is not required to purchase any shares of the common stock that are being offered for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering.

TERMS OF THE OFFERING

Price: $10.00 per Share

	Minimum	Maximum	Adjusted Maximum
Number of shares:	55,250,000	74,750,000	85,962,500
Gross offering proceeds:	$552,500,000	$747,500,000	$859,625,000
Estimated offering expenses:	$7,549,000	$9,343,000	$10,374,000
Estimated net proceeds:	$544,951,000	$738,157,000	$849,251,000
Estimated net proceeds per share:	$9.86	$9.88	$9.88

This investment involves a degree of risk, including the possible loss of principal.

Please read “ RISK FACTORS” beginning on page 19.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Connecticut Department of Banking, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

If you have questions about the offering, please call our Stock Information Center, toll free, at 1-866-926-6222.

The date of this prospectus is             , 2003

NewAlliance Bancshares, Inc.

Upon the acquisitions of Savings Bank of Manchester and Tolland Bank, New Haven Savings Bank will initially operate 73 branches. Its deposit market share will rank third highest in its market area and fifth highest in the state.

Connecticut

County Map
VT
NH
MA
NY
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RI
PA
NJ
Hartford
Litchfield
Tolland
Windham
New Haven
Middlesex
New London
Fairfield
91
84
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CT 15 / MERRITT PKWY
New Haven Savings Bank
Savings Bank of Manchester
Tolland Bank
NewAlliance Bancshares, Inc. Executive Offices
195 Church Street
New Haven, Connecticut

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SUMMARY

The following summary explains the significant aspects of the conversion, the related offering and the acquisitions of Connecticut Bancshares, Inc. and Alliance Bancorp of New England, Inc. The summary may not contain all the information that is important to you. For additional information, you should read this entire document carefully, including the financial statements and the notes to the financial statements.

NewAlliance Bancshares, Inc.

NewAlliance Bancshares, Inc. is a Delaware business corporation that we organized in 2003 in connection with the conversion of New Haven Savings Bank from mutual to capital stock form. NewAlliance Bancshares has had no operations to date and has never issued any capital stock prior to this offering. NewAlliance Bancshares has filed an application with the Board of Governors of the Federal Reserve System to become a bank holding company.

NewAlliance Bancshares will own all of New Haven Savings Bank’s outstanding capital stock following the conversion. All or substantially all of the net proceeds of the offering will be used to fund the purchase of Connecticut Bancshares. See “HOW WE INTEND TO USE THE NET PROCEEDS FROM THE OFFERING” on page     . NewAlliance Bancshares will own all of the assets and assume all of the liabilities of Connecticut Bancshares and Alliance upon completion of those acquisitions. As a result, NewAlliance Bancshares will assume Alliance’s obligations in connection with approximately $7.0 million of trust preferred securities. At June 30, 2003 the debt service on these trust preferred securities was $177,000 per quarter. Under certain circumstances, NewAlliance Bancshares will incur short-term debt to fund closing expenses. See “HOW WE INTEND TO USE THE NET PROCEEDS FROM THE OFFERING” on page     . Otherwise, NewAlliance Bancshares will have no significant liabilities and no assets other than the shares of New Haven Savings Bank. NewAlliance Bancshares will not initially engage in any significant business activity other than to facilitate the acquisitions of Connecticut Bancshares and Alliance, hold the outstanding common stock of New Haven Savings Bank, pay the trust preferred obligations, and invest any funds it holds. NewAlliance Bancshares neither owns nor leases any property, but instead will use the premises, equipment and furniture of New Haven Savings Bank. NewAlliance Bancshares does not employ any persons other than certain officers, who are also officers of New Haven Savings Bank, and will use the support staff of New Haven Savings Bank from time to time. See “BUSINESS OF NEWALLIANCE BANCSHARES” on page     .

NewAlliance Bancshares’ executive offices are located at 195 Church Street, New Haven, Connecticut 06510. NewAlliance Bancshares’ telephone number is (203) 787-1111.

New Haven Savings Bank

New Haven Savings Bank was organized in 1838 as a Connecticut-chartered mutual savings bank. We offer a range of personal and business banking products through our 36 branch offices, ATMs, 24-hour phone access and online banking. We offer business and retail loans, deposits, brokerage services, trust and insurance products. We are committed to the local communities we serve as evidenced by our focus on customer service and our charitable contributions. We are headquartered in New Haven and our offices are located in New Haven and Middlesex Counties, Connecticut. We are subject to comprehensive regulation and examination by the Connecticut Banking Commissioner and the Federal Deposit Insurance Corporation and a member of the Federal Home Loan Bank system. Our deposits are insured by the FDIC’s Bank Insurance Fund up to the maximum amount permitted by law. At June 30, 2003, we had $2.4 billion in assets, and $402.1 million in total equity.

Connecticut Bancshares, Inc.

Connecticut Bancshares, Inc. is a Delaware business corporation organized in October 1999 for the purpose of becoming the holding company for Savings Bank of Manchester upon the conversion of Savings Bank of Manchester’s former parent holding company, Connecticut Bankshares, M.H.C. from a mutual to stock form of organization. That conversion was completed on March 1, 2000. In connection with that conversion, Connecticut Bancshares sold 10,400,000 shares of its common stock, par value $0.01 per share, at a purchase price of $10.00 per share to Savings Bank of Manchester’s depositors in a subscription offering. In addition, Connecticut Bancshares issued an additional 832,000 shares, representing 8% of the shares sold in the subscription offering, to SBM Charitable Foundation, Inc., a charitable foundation established by Savings Bank of Manchester. Connecticut Bancshares does not transact any material business other than through Savings Bank of Manchester. At June 30, 2003, Connecticut Bancshares had $2.6 billion in assets, and $249.5 million in stockholders’ equity.

Savings Bank Of Manchester

Savings Bank of Manchester was organized in 1905 as a Connecticut-chartered mutual savings bank. In 1996, Savings Bank of Manchester converted to stock form as part of the formation of the mutual holding company that preceded the formation of Connecticut Bancshares. Savings Bank of Manchester is a traditional savings association, headquartered in Manchester, that accepts retail deposits from the general public in the areas surrounding its 28 full-service banking offices in Hartford, Tolland and Windham Counties. It uses those funds, together with funds generated from operations and borrowings, to originate residential and commercial mortgage loans, commercial business loans and home equity loans and lines of credit. Savings Bank of Manchester is subject to comprehensive regulation by the Connecticut Banking Commissioner and the FDIC and is a member of the Federal Home Loan Bank system. Savings Bank of Manchester’s deposits are insured by FDIC’s Bank Insurance Fund up to the maximum amount permitted by law.

Alliance Bancorp Of New England, Inc.

Alliance Bancorp of New England, Inc. is a Delaware business corporation organized in 1997 as the holding company for Tolland Bank. Alliance has established two Delaware statutory trusts for the sole purpose of facilitating the issuance of a total of $7.0 million of trust preferred securities which qualify as additional capital for Alliance. Alliance does not transact any material business other than through Tolland Bank. At June 30, 2003, Alliance had $429.2 million in assets and $30.4 million in shareholders’ equity.

Tolland Bank

Tolland Bank is a Connecticut-chartered savings bank founded in 1841 and headquartered in Vernon. In 1986, Tolland Bank converted from mutual to stock form. Tolland Bank is subject to comprehensive regulation by the Connecticut Banking Commissioner and the FDIC and is a member of the Federal Home Loan Bank system. Tolland Bank’s deposits are insured up to applicable limits by the FDIC.

Tolland Bank operates nine offices, eight of which are in Tolland County, and one of which is in Hartford County, Connecticut, and provides retail and commercial banking products and services. Tolland Bank is planning to open a tenth office in Enfield, Connecticut in the fourth quarter of 2003. Tolland Bank’s retail activities include branch deposit services, and home mortgage and consumer lending. Commercial activities include merchant deposit services, business cash management, construction mortgages, permanent mortgages, and working capital and equipment loans. Through third party relationships, Tolland Bank also provides investment products, insurance products, and electronic payment services to retail and commercial customers.

Conversion From Mutual To Stock Form

New Haven Savings Bank’s conversion will result in changing our corporate form of ownership from our current status as a Connecticut-chartered mutual savings bank to a Connecticut-chartered stock savings bank. Following the conversion, New Haven Savings Bank will become a wholly-owned subsidiary of NewAlliance Bancshares, a bank holding company which will be regulated by the Federal Reserve Board. As a stock savings bank, we intend to continue our current business, and we will continue to be subject to the regulation and supervision of the Connecticut Banking Commissioner and the FDIC.

As part of the conversion, NewAlliance Bancshares is offering between 55,250,000 and 74,750,000 shares of its common stock for sale to the public. The maximum number of shares that we will sell in the offering may be increased to 85,962,500. In addition, we will contribute 3,000,000 shares of common stock to a new charitable foundation established by New Haven Savings Bank. The offering is first being made through a subscription offering to New Haven Savings Bank’s eligible depositors, its employee stock ownership plan and its directors, officers, employees and corporators. Shares not sold in the subscription offering to these persons may be made available to the public in a direct community offering. The purchase price will be $10.00 per share. All investors will pay the same price per share in the offering, without paying a commission.

We believe that our conversion, and the increased capital resources that will result from our sale of the common stock, provide us with the ability to:

•	finance the proposed acquisitions of Connecticut Bancshares and Alliance;

•	expand our lending and deposit gathering activities with broader distribution outlets throughout Connecticut;

•	structure and finance further expansion and diversification of our operations, including the potential acquisitions of other financial institutions and/or funding of de novo branching activities;

•	improve our overall competitive and market share positions;

•	manage our capital position effectively through the ability to pay dividends and repurchase shares of our common stock; and

•	raise additional capital in the future.

Other than our agreements to acquire Connecticut Bancshares and Alliance, we currently have no arrangements or understandings regarding any specific acquisition.

Our Board of Directors unanimously approved the conversion as being in the best interests of New Haven Savings Bank, our depositors and the communities we serve. Our corporators also approved the conversion.

The Acquisitions of Connecticut Bancshares And Alliance

We decided to undertake the conversion in connection with our decisions to acquire Connecticut Bancshares and its subsidiary, Savings Bank of Manchester, and Alliance and its subsidiary, Tolland Bank. The combination of both acquisitions will enable us to expand our branch network into Hartford, Tolland and Windham Counties. As a result of the conversion and the acquisitions, we will have the third highest deposit market share in the five county market area where we will have branches and the fifth highest overall in Connecticut. We will initially operate 73 branches. Our pro forma assets and deposits, after giving effect to the acquisitions and the stock offering in the conversion (at the adjusted maximum of the valuation range), would have been $6.09 billion and $3.79 billion, respectively at June 30, 2003. See “PRO FORMA DATA” on page     .

The Connecticut Bancshares Acquisition

On July 15, 2003, at the time we adopted our plan of conversion, we entered into an agreement to acquire Connecticut Bancshares, the holding company of Savings Bank of Manchester. As of June 30, 2003, Connecticut Bancshares had assets of $2.6 billion, deposits of $1.6 billion and stockholders’ equity of $249.5 million. Connecticut Bancshares reported net income of $25.9 million for the year ended December 31, 2002 and $14.8 million for the six months ended June 30, 2003.

Connecticut Bancshares will merge with and into NewAlliance Bancshares, and Savings Bank of Manchester will merge with and into New Haven Savings Bank. Connecticut Bancshares and Savings Bank of Manchester will cease to exist as separate entities. Each share of Connecticut Bancshares common stock, and each option to purchase Connecticut Bancshares common stock, will automatically convert into the right to receive $52.00 in cash. It is expected that the aggregate purchase price of the transaction will be approximately $603.1 million. If the closing of the acquisition is delayed beyond March 31, 2004 the acquisition price will be increased by the amount that Connecticut Bancshares’ net income exceeds dividends paid after that date. See “THE ACQUISITIONS OF CONNECTICUT BANCSHARES AND ALLIANCE” on page     .

The Connecticut Bancshares acquisition is expected to close at the same time as the conversion, the offering and the closing of the Alliance acquisition. The Connecticut Bancshares acquisition is subject to approvals by Connecticut Bancshares’ shareholders at a meeting scheduled to be held on December     , 2003, and by the Connecticut Banking Commissioner, the FDIC and the Federal Reserve Board. We anticipate completing the conversion, the offering and the acquisitions of both Connecticut Bancshares and Alliance during January 2004. The Connecticut Bancshares acquisition is conditioned upon the completion of the conversion and the offering. If the conversion is not completed by October 15, 2004, New Haven Savings Bank may be required to pay a $30.0 million cash payment to Connecticut Bancshares. We anticipate completing the conversion only after all conditions to its completion and the Connecticut Bancshares acquisition have been satisfied or waived. If the Connecticut Bancshares acquisition is terminated, we would review our alternatives before determining whether to complete the offering and conversion. Unless otherwise indicated, all pro forma data presented in this prospectus which reflect consummation of the conversion also reflect consummation of the Connecticut Bancshares acquisition.

The Alliance Acquisition

On July 15, 2003, at the time we adopted our plan of conversion, we also entered into an agreement to acquire Alliance, the holding company of Tolland Bank. As of June 30, 2003, Alliance had assets of $429.2 million, deposits of $335.9 million and shareholders’ equity of $30.4 million. Alliance reported net income of $3.5 million for the year ended December 31, 2002 and $1.8 million for the six months ended June 30, 2003.

Alliance will merge with and into NewAlliance Bancshares and Tolland Bank will merge with and into New Haven Savings Bank. Alliance and Tolland Bank will cease to exist as separate entities. Each share of Alliance common stock and each option to purchase Alliance common stock will be converted into and become exchangeable for, at the election of the holder, $25.00 in NewAlliance Bancshares stock, or 2.5 shares of NewAlliance Bancshares common stock based on the expected $10.00 conversion offering price per share. Alternatively, shareholders may elect to receive $25.00 in cash, provided cash payments in total do not exceed 25% of the aggregate Alliance acquisition consideration. It is expected that the aggregate purchase price for the transaction will be approximately $72.0 million. Both the number of shares of NewAlliance Bancshares common stock and the cash amount are subject to increase by the cash or stock equivalent of $0.01 per day if the closing of the Alliance acquisition is delayed beyond March 31, 2004. In addition, if, as of August 16, 2004, it is determined that New Haven Savings Bank is unable or unwilling to complete the conversion by year-end 2004, Alliance will have a one-time option to elect to cause the acquisition consideration to be all cash in the amount of $30.00 for each share of Alliance common stock rather than a combination of cash and NewAlliance Bancshares common stock. See “THE ACQUISITIONS OF CONNECTICUT BANCSHARES AND ALLIANCE” on page     .

The Alliance acquisition is expected to close at the same time as the conversion, and the offering and the closing of the Connecticut Bancshares acquisition. The Alliance acquisition is subject to approvals by Alliance’s shareholders at a meeting scheduled to be held on December     , 2003, and by the Connecticut Banking Commissioner, the FDIC and the Federal Reserve Board. We anticipate completing the conversion, the offering and the two acquisitions during January 2004. The Alliance acquisition is not conditioned upon the completion of the conversion and the offering, although, as stated in the previous paragraph, if by August 16, 2004, it is determined that New Haven Savings Bank is unable or unwilling to complete the conversion by year-end 2004, Alliance can require New Haven Savings Bank to pay all cash consideration. In addition, if the Alliance acquisition is not completed by December 31, 2004, New Haven Savings Bank may be required to pay a $3.0 million cash payment to Alliance. The conversion is not dependent upon the Alliance acquisition, and it is expected that the conversion will be completed regardless of the status of the Alliance acquisition. Unless otherwise indicated, however, all pro forma data presented in this prospectus which reflect consummation of the conversion also reflect consummation of the Alliance acquisition.

Our Business Strategy

NewAlliance Bancshares will be the holding company for New Haven Savings Bank after its conversion and mergers with Savings Bank of Manchester and Tolland Bank. We plan to change the name of New Haven Savings Bank to NewAlliance Bank. As a result of the mergers, New Haven Savings Bank will be a larger, more diversified, well-capitalized community savings bank with a management and operating structure that will draw from the business strategies currently being used at New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank. NewAlliance Bancshares believes that the proposed acquisitions offer unique operating and strategic benefits. Our business strategy is to enhance profitability and strengthen our position as a leading Connecticut-based community bank by:

•	continuing our commitment to the communities we serve by maintaining our high level of customer service and continuing economic support through our current charitable foundation and our proposed new charitable foundation;

•	expanding our retail and business banking franchises through acquisitions and de novo branching;

•	promoting the growth of our core deposits, such as checking and savings accounts;

•	increasing our loan portfolio and, in particular, commercial real estate, commercial business and home equity loans;

•	reducing our reliance on net interest income by increasing fee income from a variety of products and services, such as investment advisory services, insurance products and trust services;

•	expanding and strengthening our customer base by offering new products and services;

•	improving efficiency and profitability;

•	managing credit risk to maintain our favorable asset quality reflected primarily by a low level of non-performing assets, low charge-offs and adequacy of loan loss reserves; and

•	managing our interest rate risk by maintaining an acceptable balance between maximizing potential returns and limiting exposure to changing interest rates.

Terms Of The Offering

We are offering between 55,250,000 and 74,750,000 shares of common stock of NewAlliance Bancshares for sale to the public. The subscription offering is made to New Haven Savings Bank’s eligible depositors, its employee stock ownership plan and its officers, directors, employees and corporators. Shares not sold to these persons may be made available to the public in a direct community offering. The maximum number of shares that we sell in the offering may increase by up to 15%, to 85,962,500 shares, as a result of regulatory considerations, demand for the shares in the offering, or positive changes in financial markets in general and with respect to financial institution stocks in particular. The employee stock ownership plan is authorized to purchase up to 5% of the shares issued in the offering, including shares issued in the event of an increase in the offering range to 85,962,500 shares plus shares contributed to the NewAlliance Foundation. For example, the employee stock ownership plan may purchase between 2,912,500 and 3,887,500 shares of common stock, respectively, at the minimum and maximum of the offering range. The employee stock ownership plan may purchase shares in the open market after the conversion so that it owns up to 7% of NewAlliance Bancshares’ outstanding common stock after the conversion is completed, excluding stock issued to Alliance shareholders in the acquisition.

Unless the number of shares to be sold is increased to more than 85,962,500 shares or decreased to below 55,250,000 shares or the offering is extended beyond             , 200  , you will not have the opportunity to change or cancel your stock order. The offering price is $10.00 per share. All investors will pay the same purchase price per share of common stock in the offering. No commission will be charged to purchasers in the offering. Ryan Beck, our financial and marketing advisor in connection with the conversion, will use its best efforts to assist us in selling our stock. Ryan Beck is not obligated to purchase any shares in the offering.

How We Determined The Offering Range And The $10.00 Price Per Share

The amount of common stock we are offering is based on an independent appraisal of the estimated market value of NewAlliance Bancshares, assuming the conversion, offering and acquisitions are completed. RP Financial, LC., our independent appraiser, has estimated that, as of September 19, 2003, this market value ranged from $552.5 million to $747.5 million, with a midpoint of $650.0 million. Based on this valuation, and the $10.00 per share price, the number of shares of common stock being offered for sale by NewAlliance Bancshares will range from 55,250,000 shares to 74,750,000 shares. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.

The appraisal was based in part on NewAlliance Bancshares’ financial condition and results of operations, the effect of the additional capital raised by the sale of shares of common stock in the offering, the acquisitions of Alliance and Connecticut Bancshares, and an analysis of a peer group of 12 publicly traded savings bank and thrift holding companies that RP Financial considered comparable to NewAlliance Bancshares.

The following table presents a summary of selected pricing ratios for the peer group companies and the pricing ratios for NewAlliance Bancshares. The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion, the contribution to the new charitable foundation and the proposed acquisitions.

	Pro forma price to earnings multiple	Pro forma price to tangible book value ratio
NewAlliance Bancshares (pro forma data as of June 30, 2003)
Adjusted maximum	22.7x	130.0%
Maximum	19.2x	132.6%
Midpoint	16.7x	135.7%
Minimum	15.6x	139.7%

Valuation of peer group companies as of September 19, 2003
Averages	16.8x	193.3%

The independent appraisal does not indicate market value. Do not assume or expect that the valuation of NewAlliance Bancshares as indicated above means that the common stock will trade at or above the $10.00 purchase price after the conversion.

The independent appraisal will be updated prior to the completion of the conversion. Any changes to the appraisal would be subject to regulatory approval. The estimated pro forma market value of NewAlliance Bancshares may be increased over the maximum level of $747.5 million by up to 15%, to up to $859.6 million without notification to those who subscribed for shares in the offering. If this occurs, the maximum number of shares to be sold will increase. See “PRO FORMA DATA” on page     .

Who May Order Stock In The Offering

Under the terms of our plan of conversion, we are offering the shares of common stock of NewAlliance Bancshares in a “subscription offering,” in the following descending order of priority:

(1)    First, to depositors with accounts at New Haven Savings Bank with aggregate balances of at least $50.00 on June 30, 2002;

(2)    Second, to New Haven Savings Bank’s employee stock ownership plan;

(3)    Third, to depositors (other than New Haven Savings Bank officers and directors) with accounts at New Haven Savings Bank with aggregate balances of at least $50 on September 30, 2003;

(4)    Fourth, to New Haven Savings Bank’s officers, directors and employees who do not have a higher priority right; and

(5)    Fifth, to corporators of New Haven Savings Bank who do not have a higher priority right.

Any remaining shares may be offered for sale in a “direct community offering” that can begin concurrently with, during or immediately following the subscription offering. Orders received in the direct community offering are subordinate to subscription offering orders. Shares will be allocated in the community offering, to the extent available, first to natural persons who live in the Connecticut counties of New Haven, Middlesex, Hartford, Tolland and Windham, then to natural persons who live elsewhere in the State of Connecticut and then to the general public. Shares of common stock not purchased in the subscription offering or the direct community offering may be offered for sale through a “syndicated community offering” or an underwritten public offering, in either case, managed by Ryan Beck, and we may offer any shares not otherwise purchased in an underwritten public offering. We have the right to accept or reject, in our sole discretion, orders we receive in the direct community offering, syndicated community offering or underwritten public offering.

How You May Purchase Shares

To purchase shares you must deliver a signed and completed original stock order form, accompanied by full payment or by New Haven Savings Bank deposit account withdrawal authorization as detailed below, by 10:00 a.m., New York time on             , 200    . You can mail your order form in the reply envelope we provided so that it is received by us (not postmarked) by the offering deadline. You may instead hand-deliver your order form, or send it by overnight delivery, to our Stock Information Center at the address noted on the stock order form. You may not deliver stock order forms to any of our branch offices. We are not required to accept photocopies or facsimiles of stock order forms.

In the subscription and direct community offering, you may pay for your shares by:

1.	Personal check, bank check, or money order. These will be cashed upon receipt. Third party and New Haven Savings Bank line of credit checks may not be remitted as payment for your order. We will pay interest on these funds at our passbook savings rate from the date payment is received until completion or termination of our conversion. Wire transfers will not be accepted. You should not mail cash.

2.

Authorized account withdrawal.    The stock order form outlines the types of New Haven Savings Bank deposit accounts you may authorize for direct withdrawal. The funds you authorize must be in your account at the time your stock order form is received. Funds will not be withdrawn from your accounts until the completion or termination of our conversion and will earn interest at the applicable deposit account rate until then. A hold will be placed on these funds when your stock order form is received, however, making the designated funds unavailable to you. You may authorize funds from your certificate of deposit accounts without incurring an early withdrawal penalty, with the agreement that the withdrawal is being made for the purchase of shares in the offering. You may not authorize direct withdrawals from New Haven Savings Bank IRA deposit accounts.

By regulation, New Haven Savings Bank IRAs are not self-directed, so they cannot be invested in stock. If you wish to use some or all of the funds in your New Haven Savings Bank IRA, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, at least two weeks before the             , 200     offering deadline, for assistance with purchases using your New Haven Savings Bank IRA or other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

We reserve the right to waive, or permit the correction of, incomplete or improperly executed stock order forms on a case by case basis, but do not represent that we will do so. Once received by us, you may not change, modify or cancel your order. Our employees and Stock Information Center staff are not responsible for correcting or completing the information provided on the stock order forms we receive, including the account information requested for the purpose of verifying subscription rights.

We may not lend funds or extend a line of credit (including line of credit or overdraft checking) to anyone for the purpose of purchasing shares in the offering.

Limits On The Amount Of Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25.

No person may purchase more than $500,000 (50,000) shares of common stock in the offering. If any of the following persons purchase stock, their purchases when combined with your purchases cannot exceed $1,000,000 (100,000 shares) in all categories of the offering, combined:

•	Your parents, spouse, sisters, brothers, children or anyone married to any of these persons;

•	Accounts registered to the same address;

•	Companies, trusts or other entities in which you have a financial interest or hold a management position; or

•	Other persons who may be acting together with you.

Subject to regulatory approval, we may increase or decrease the purchase limitations at any time. For additional information on these purchase limitations see “THE CONVERSION AND THE OFFERING—Limitations On Common Stock Purchases” on page     .

Deadline For Ordering Shares

If you wish to purchase shares, a properly completed original stock order form, together with payment for the shares of common stock, must be received by us no later than 10:00 a.m., New York time, on             , 200    , unless we extend this deadline. You may submit your order form by mail using the return envelope provided, by overnight courier to the address indicated on the order form, or by hand delivery to our Stock Information Center. Stock order forms may not be delivered to our branch offices. Once submitted, your order is irrevocable unless the offering is terminated or extended beyond             , 200    .

You May Not Sell Or Transfer Your Subscription Rights

If you order stock in the subscription offering, you will be required to state that you are purchasing the stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe sells or gives away their subscription rights. We will not accept your order if we have reason to believe that you sold or transferred your subscription rights. In addition, you may not add the names of others for joint stock registration unless you share the same eligibility priority.

How We Will Use The Proceeds From The Offering and Fund NewAlliance Bancshares Operating Expenses

Assuming we sell 65,000,000 shares or $650.0 million in the offering, the midpoint of the offering range, we intend to use approximately $603.1 million to purchase all the outstanding shares of Connecticut Bancshares common stock, and each option to purchase Connecticut Bancshares common stock. At the minimum of the valuation range, 55,250,000 shares or $552.5 million, the proceeds would be insufficient to fund the purchase of Connecticut Bancshares common stock. In that case, additional funds would be available from a short-term third party loan to be repaid from funds available or to be available at NewAlliance Bancshares. Offering proceeds may also be used to fund the purchase of shares by the employee stock ownership plan. See “HOW WE INTEND TO USE THE NET PROCEEDS FROM THE OFFERING” on page     .

Our Contribution Of Stock To The NewAlliance Foundation

To further our commitment to our local community, we intend to establish a new charitable foundation, NewAlliance Foundation, as part of the conversion. We will make an initial contribution to the NewAlliance Foundation of $30.0 million of NewAlliance Bancshares common stock, or 3,000,000 shares. The NewAlliance Foundation will be dedicated exclusively to supporting charitable causes and community development activities.

The contribution of these additional shares of common stock to the NewAlliance Foundation will:

•	dilute the voting interests of purchasers of NewAlliance Bancshares common stock in this offering;

•	result in an expense, and a reduction in earnings, of $30.0 million, offset in part by a corresponding tax benefit, during the quarter in which the contribution is made; and

•	reduce our pro forma market value and, accordingly, the number of shares that we otherwise would have offered.

See “RISK FACTORS—The Contribution of Shares to the NewAlliance Foundation Will Dilute Your Ownership Interests and Adversely Affect Net Income” on page     , “COMPARISON OF INDEPENDENT VALUATION AND PRO FORMA FINANCIAL INFORMATION WITH AND WITHOUT NEWALLIANCE FOUNDATION” on page     , and “THE CONVERSION AND THE OFFERING—Establishment Of The NewAlliance Foundation” on page     .

Delivery Of Stock Certificates

Certificates representing shares of common stock sold in the offering will be mailed to the certificate registration address noted on the order form, as soon as practicable following completion of the offering and receipt of all necessary regulatory approvals. It is possible that, until certificates for the common stock are available and delivered to purchasers, purchasers might not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.

Expiration Of The Offering

The subscription offering will expire at 10:00 a.m., New York time, on             , 200    . We expect that the direct community offering will also expire at that time. We may extend this expiration date without notice to you, until             , 2004, unless the Connecticut Banking Commissioner and the FDIC approve a later date. If the subscription offering and/or community offering extend beyond             , 2004, we will be required to resolicit subscribers before proceeding with the offering.

Steps We May Take If We Do Not Receive Orders For The Minimum Number Of Shares

If we do not receive orders for at least 55,250,000 shares of common stock, we may take several steps in order to complete the offering at the minimum of the offering range. We may increase the purchase limitations and we may seek

regulatory approval to extend the offering beyond             , 200    . Any such extension of the offering expiration date will require us to resolicit subscribers in the offering.

Purchases By Directors And Executive Officers

We expect our directors and executive officers, together with their associates, to subscribe for 346,000 shares of common stock. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. This is approximately 0.5% of shares at the midpoint of the offering range.

Benefits To Management And Potential Dilution To Shareholders Resulting From The Conversion

In order to align the interests of our employees, officers and directors more closely to our shareholders’ interests, we intend to establish certain benefit plans that use our common stock as compensation. Accordingly, we are adopting new benefit plans for our officers and employees at no cost to them, including an employee stock ownership plan. We also plan to adopt a stock option plan and a recognition and retention plan no earlier than six months following the conversion, subject to shareholder approval. We also plan to enter into employment and change of control agreements with certain of our senior executive officers, including our Chairman, President and Chief Executive Officer. Most of these officers have existing employment agreements and incentive benefit plans. The new benefit plans will increase our future compensation costs, thereby reducing our earnings, and our new employment agreements and change in control agreements may make it more expensive to acquire us. Additionally, shareholders will experience a reduction in ownership interest if newly issued shares are used to fund stock options and the recognition and retention plan. See “RISK FACTORS—Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income And Shareholders’ Equity” on page     , and “MANAGEMENT OF NEWALLIANCE BANCSHARES AND NEW HAVEN SAVINGS BANK—Future Benefit Plans” on page     .

The following table summarizes the benefits that our directors, officers and employees may receive as a result of the conversion, at the midpoint of the offering range:

Plan	Individuals Eligible to Receive Awards	% of Shares Issued(1)	Number of Shares Based on Midpoint of Offering Range	Value of Shares Based on Midpoint of Offering Range
Employee stock ownership plan	Employees	7.0%	4,760,000	$47,600,000
Recognition and retention plan	Directors and officers	4.0%	2,720,000	$27,200,000
Stock option plan	Directors and employees	10%	6,800,000	—	(2)

(1)	Reflects the number of shares in the respective plan as a percentage of total issued and outstanding shares immediately subsequent to the conversion including shares issued in the conversion offering at the mid-point of the offering range and shares contributed to the NewAlliance Foundation.
(2)	Stock options will be granted with a per share exercise price at least equal to the market price of our common stock on the date of grant. The value of a stock option will depend upon increases, if any, in the price of our stock during the life of the stock option.

The Market For Our Common Stock

Currently, there are no outstanding shares of NewAlliance Bancshares common stock. We have applied to have the common stock of NewAlliance Bancshares quoted on the Nasdaq National Market following the conversion, under the symbol “NABC”. See “MARKET FOR THE COMMON STOCK” on page     .

Our Policy Regarding Dividends

Upon completion of the conversion, NewAlliance Bancshares’ Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. NewAlliance Bancshares’ Board of Directors intends to adopt a policy of paying regular cash dividends after the conversion, but has not decided the exact amount or range of amounts that may be paid, when the payments may begin or the frequency of any payments. We cannot assure you that NewAlliance Bancshares will pay dividends or, if paid, what the amounts of dividends will be, or whether such dividends will be paid in the future. Declaration of dividends by our Board depends upon a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions. See “OUR POLICY REGARDING DIVIDENDS” on page     .

Tax Consequences Of The Conversion

The conversion will not be a taxable transaction, for purposes of federal or state income taxes, to NewAlliance Bancshares, New Haven Savings Bank or persons eligible to subscribe in the subscription offering.

Conditions To Completing Our Conversion

We cannot complete our conversion and related offering unless:

•	We issue at least the minimum number of shares of common stock offered;

•	We receive the final approval of the Connecticut Banking Commissioner and non-objection from the FDIC to complete the conversion and offering;

•	We receive approval from the Federal Reserve Board for NewAlliance Bancshares to become a bank holding company and own 100% of New Haven Savings Bank’s stock; and

•	We complete the conversion by July 15, 2005.

In addition, we intend to complete the conversion together with the completion of the Connecticut Bancshares and Alliance acquisitions, but we also intend to complete the conversion if, for any reason, the Alliance acquisition cannot be completed.

How You Can Obtain Additional Information

The employees of the New Haven Savings Bank’s branch offices may not, by law, assist with investment related questions about the offering. If you have any questions regarding the stock offering, please call our Stock Information Center, toll free, at 1-866-926-6222, Monday through Friday between 9:00 a.m. and 4:00 p.m., New York time. The Stock Information Center will be closed on weekends and bank holidays.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF NEW HAVEN SAVINGS BANK

The following tables contain certain information concerning the financial position and results of operations of New Haven Savings Bank at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of New Haven Savings Bank included in this prospectus. New Haven Savings Bank has changed its fiscal year end to December 31 effective December 31, 2003. The selected financial data and selected operating data of New Haven Savings Bank as of March 31, 2003 and 2002 and for the years then ended have been derived from New Haven Savings Bank’s consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. See “EXPERTS” on page     . See Note 1 of New Haven Savings Bank’s Notes to Consolidated Financial Statements for a discussion of the basis of the presentation and significant accounting policies of the consolidated financial information set forth below.

New Haven Savings Bank’s consolidated financial statements for the year ended March 31, 2001 and for earlier years were audited by Arthur Andersen LLP. Because Arthur Andersen has ceased accounting and auditing operations, New Haven Savings Bank is unable to obtain written consent of Arthur Andersen to incorporate their report in this prospectus. Because Arthur Andersen has not consented to incorporating their report in this prospectus, investors will not be able to recover against Arthur Andersen in connection with the use of their report. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to New Haven Savings Bank) is limited as a result of the diminished amount of assets of Arthur Andersen that are now or may in the future be available to satisfy claims. See “RISK FACTORS—Risks Related to Prior Auditors” on page     .

	At June 30,		At March 31,
	2003	2002	2003	2002	2001	2000	1999
	(1)	(1)	(In thousands)
Selected Financial Data:
Total assets	$2,447,922	$2,343,080	$2,393,502	$2,260,561	$2,169,752	$2,084,236	$2,056,499
Loans(2)	1,206,553	1,189,301	1,177,858	1,168,566	1,114,745	1,137,400	1,220,670
Allowance for loan losses	18,582	20,654	18,932	20,805	23,290	23,571	24,124
Mortgage-backed securities:
Available for sale	825,288	683,673	767,855	596,181	516,537	487,073	418,448
Investment securities:
Available for sale	297,756	355,147	331,555	378,658	326,271	271,873	285,386
Held to maturity	350	945	350	945	101,584	92,613	50,931
Deposits	1,818,761	1,788,407	1,809,257	1,738,155	1,673,365	1,645,743	1,621,807
FHLB Advances and other borrowing	182,415	122,728	141,501	117,466	114,450	93,041	110,697
Total equity	402,117	384,446	396,150	373,099	349,926	317,437	292,106
Other real estate owned, net	927	66	66	—	569	321	135
Nonperforming loans(3)	3,675	12,448	3,922	11,220	6,129	7,525	11,397
Nonperforming assets(4)	4,602	12,514	3,988	11,220	6,698	7,846	11,532

	For the Three Months Ended June 30,		For the Years Ended March 31,
	2003	2002	2003	2002	2001	2000	1999
	(1)	(1)	(In thousands)
Selected Operating Data:
Interest and dividend income	$26,220	$31,020	$116,812	$131,939	$150,096	$139,070	$138,742
Interest expense	7,515	11,273	39,617	57,080	71,682	65,275	67,068

Net interest income before provision for loan losses	18,705	19,747	77,195	74,859	78,414	73,795	71,674
Provision for loan losses	—	—	—	—	—	—	200

Net interest income after provision for loan losses	18,705	19,747	77,195	74,859	78,414	73,795	71,474
Non-interest income:
Service charges and fees	2,376	2,656	10,583	8,864	7,627	6,541	6,917
Trust income	550	463	1,857	2,043	1,975	1,929	1,002
Rental income	797	648	2,695	2,471	2,010	1,931	1,894
Net (loss) gain on limited partnerships	(512)	—	(2,529)	231	(118)	(127)	(73)
Net gain (loss) on sale/contribution of securities(5)	—	—	3,851	(3,701)	1,857	4,804	2,449
Other	351	467	2,150	2,311	1,279	2,474	1,976
Total non-interest expense	14,169	14,155	59,564	52,400	49,495	44,287	42,391

Income before provision for income taxes	8,098	9,826	36,238	34,678	43,549	47,060	43,248
Provision for income taxes	2,786	3,351	12,361	11,748	14,926	14,348	14,923

Net income	$5,312	$6,475	$23,877	$22,930	$28,623	$32,712	$28,325

	At June 30,		At March 31,
	2003	2002	2003	2002	2001	2000	1999
Selected Other Data:
Number of:
Mortgage loans outstanding	6,759	7,446	6,880	7,545	8,243	8,971	9,901
Deposit accounts	137,916	142,565	140,003	141,646	143,586	144,597	144,811
Offices	36	36	36	36	35	33	32

	At or For the Three Months Ended June 30,		At or For the Years Ended March 31,
	2003	2002	2003	2002	2001	2000	1999
	(1)	(1)
Selected Operating Ratios and Other Data(6):
Performance Ratios:
Average yield on interest-earning assets	4.58%	5.66%	5.22%	6.29%	7.42%	7.02%	7.27%
Average rate paid on interest-bearing liabilities	1.67	2.59	2.23	3.41	4.38	3.97	4.15
Interest rate spread(7)	2.91	3.07	2.99	2.88	3.04	3.05	3.12
Net interest margin(8)(9)	3.27	3.61	3.45	3.57	3.88	3.73	3.76
Ratio of interest-bearing assets to interest-bearing liabilities	126.86	125.90	125.79	125.39	123.42	120.52	118.15
Ratio of net interest income after provision for loan losses to non-interest expense	132.01	139.51	129.60	142.86	158.43	166.63	168.61
Non-interest expense as a percent of average assets	2.36	2.51	2.54	2.38	2.34	2.14	2.18
Return on average assets	0.89	1.15	1.02	1.04	1.35	1.58	1.46
Return on average equity	5.31	7.74	6.35	6.31	8.58	10.80	12.64
Ratio of average equity to average assets	16.67	14.82	16.04	16.47	15.76	14.64	11.55
Efficiency ratio(10)	63.26	58.19	63.18	55.67	49.90	49.39	44.24

Regulatory Capital Ratios:
Leverage capital ratio	16.56	16.59	16.45	16.29	16.09	15.35	13.95
Tier 1 capital to risk-weighted assets	27.82	25.37	27.19	25.14	24.51	24.45	22.49
Total risk-based capital ratio	29.07	26.68	28.44	26.42	25.77	25.71	23.75

Asset Quality Ratios:
Nonperforming loans as a percent of total loans(2)	0.31	1.05	0.33	0.96	0.55	0.66	0.93
Nonperforming assets as a percent of total assets(4)	0.19	0.53	0.17	0.50	0.31	0.38	0.56
Allowance for loan losses as a percent of total loans	1.54	1.74	1.61	1.78	2.09	2.07	1.97
Allowance for loan losses as a percent of non-performing loans	505.63	165.92	482.71	185.43	380.00	313.24	211.67
Net loans charged-off as a percent of average interest-earning assets	0.02	0.01	0.08	0.12	0.01	0.03	0.04

(1)	The data presented at and for the three months ended June 30, 2003 and 2002 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the three months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the nine months ending December 31, 2003.
(2)	Loans are stated at their principal amounts outstanding, net of deferred loan fees and costs.
(3)	Nonperforming loans include loans for which the Bank does not accrue interest (nonaccrual loans), loans 90 days past due and still accruing interest, and renegotiated loans due to a weakening in the financial condition of the borrower.
(4)	Nonperforming assets consist of nonperforming loans and other real estate owned. For fiscal year 2001, an investment security of $100,000 was deemed nonperforming but is not included in the total.
(5)	Includes impairment charge of $3.7 million in 2002.
(6)	Performance ratios are based on average daily balances during the periods indicated and are annualized where appropriate. Regulatory Capital Ratios and Asset Quality Ratios are end-of-period ratios.
(7)	Interest rate spread represents the difference between the weighted average yield on average interest-bearing assets and the weighted average cost of average interest-bearing liabilities.
(8)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(9)	No tax equivalent adjustments were made due to the fact that ratio would not be materially different.
(10)	The efficiency ratio represents the ratio of non-interest expenses, net of OREO expenses, to the sum of net interest income and non-interest income, net of security gains or losses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CONNECTICUT BANCSHARES

The following tables contain certain information concerning the financial position and results of operations of Connecticut Bancshares at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Connecticut Bancshares included elsewhere in this prospectus. The selected financial data and selected operating data of Connecticut Bancshares as of December 31, 2002 and for the year then ended have been derived from Connecticut Bancshares’ consolidated financial statements which have been audited by Deloitte & Touche LLP, independent auditors. See “EXPERTS” on page     . See Note 1 of Connecticut Bancshares’ Notes to Consolidated Financial Statements for a discussion of the basis of the presentation and significant accounting policies of the consolidated financial information set forth below. Connecticut Bancshares acquired First Federal Savings and Loan Association of East Hartford (“First Federal”) on August 31, 2001. First Federal’s results are included in the amounts below for periods after August 31, 2001 which significantly affects the comparability of period to period results.

Connecticut Bancshares’ consolidated financial statements for the years ended December 31, 2001 and for earlier years were audited by Arthur Andersen LLP. Because Arthur Andersen has ceased accounting and auditing operations, Connecticut Bancshares is unable to obtain written consent of Arthur Andersen to incorporate their report in this prospectus. Because Arthur Andersen has not consented to incorporating their report in this prospectus, investors will not be able to recover against Arthur Andersen in connection with the use of their report. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to Connecticut Bancshares) is limited as a result of the diminished amount of assets of Arthur Andersen that are now or may in the future be available to satisfy claims. See “RISK FACTORS—Risks Related To Prior Auditors” on page     .

	At June 30,		At December 31,
	2003	2002	2002	2001	2000	1999	1998
	(1)	(1)		(2)
	(In thousands)
Selected Financial Data:
Total assets	$2,618,772	$2,475,512	$2,547,542	$2,446,424	$1,403,311	$1,227,798	$1,108,287
Loans(3)	1,664,524	1,516,825	1,556,739	1,436,371	1,007,458	948,957	817,372
Allowance for loan losses	16,354	15,325	16,172	15,228	11,694	10,617	10,585
Mortgage-backed securities:
Available for sale	471,264	347,881	460,837	408,351	80,223	16,204	12,859
Held to maturity	—	—	—	—	—	25,474	22,742
Other investment securities:
Available for sale(4)	270,543	414,526	380,785	350,183	227,858	165,650	155,292
Held to maturity	—	—	—	—	—	20,586	29,855
Deposits	1,618,688	1,615,514	1,595,979	1,590,938	933,370	906,591	855,117
Short-term borrowed funds and advances from Federal Home Loan Bank	699,625	566,686	654,942	582,535	206,493	179,814	124,545
Stockholders’ equity	249,495	251,073	251,560	235,374	232,539	123,223	112,807
Other real estate owned, net	302	58	—	84	125	604	1,759
Nonperforming loans(5)(13)	2,088	8,824	2,894	7,679	6,921	11,485	1,524
Nonperforming assets(5)(14)	2,390	8,882	2,894	7,763	7,046	12,089	3,283

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000		1999	1998
	(1)	(1)		(2)
	(In thousands, except per share data)
Selected Operating Data:
Interest and dividend income	$66,287	$70,454	$140,566	$115,387	$95,092		$78,834	$76,858
Interest expense	24,901	31,270	59,908	51,932	43,842		37,374	37,200

Net interest income before provision for loan losses	41,386	39,184	80,658	63,455	51,250		41,460	39,658
Provision for loan losses	675	750	1,500	2,000	1,200		1,100	1,200

Net interest income after provision for loan losses	40,711	38,434	79,158	61,455	50,050		40,360	38,458
Non-interest income:
Service charges and fees	7,259	5,908	12,902	9,556	7,649		5,866	5,448
Increase in cash surrender value of life insurance	1,186	1,192	2,407	1,032	—		—	—
Other than temporary impairment of investment securities	(359)	(270)	(1,493)	(4,076)	—		—	—
Gain on sales of securities, net	1,510	1,052	2,703	481	445		1,372	2,621
Other	1,162	1,337	2,507	2,004	2,175		2,168	4,091
Total non-interest expense	29,350	30,366	59,609	51,313	49,277		36,586	37,092

Income before provision for income taxes	22,119	17,287	38,575	19,139	11,042		13,180	13,526
Provision for income taxes	7,299	5,601	12,626	6,375	3,659		4,426	4,208

Net income	$14,820	$11,686	$25,949	$12,764	$7,383		$8,754	$9,318

Per Share Data(6):
Basic earnings per share	$1.50	$1.25	$2.57	$1.26	$0.59	(7)	N/A	N/A
Diluted earnings per share	1.37	1.08	2.40	1.19	0.59	(7)	N/A	N/A
Dividends declared per share	0.36	0.13	0.43	0.42	—		N/A	N/A
Dividends paid per share	0.36	0.26	0.56	0.29	—		N/A	N/A

	At June 30,		At December 31,
	2003	2002	2002	2001	2000	1999	1998
Selected Other Data:				(2)
Number of:
Mortgage loans outstanding	9,662	9,330	9,295	9,155	6,215	5,926	5,340
Deposit accounts	173,211	184,331	177,608	190,499	129,268	132,217	133,536
Offices	28	28	28	28	23	23	23

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(1)	(1)		(2)
Selected Operating Ratios and Other Data(8):
Performance Ratios:
Average yield on interest-earning assets	5.55%	6.12%	6.05%	6.89%	7.39%	7.22%	7.67%
Average rate paid on interest-bearing liabilities	2.35	3.04	2.88	3.63	4.11	3.81	4.02
Interest rate spread(9)	3.20	3.08	3.17	3.26	3.28	3.41	3.65
Net interest margin(10)(11)	3.46	3.40	3.49	3.81	4.00	3.82	3.98
Ratio of interest-earning assets to interest-bearing liabilities	112.24	111.77	112.28	117.73	121.03	111.92	109.00
Ratio of net interest income after provision for loan losses to non-interest expense	138.71	126.57	132.80	119.76	101.57	110.32	103.68
Non-interest expense as a percent of average assets	2.32	2.50	2.41	2.91	3.65	3.18	3.46
Return on average assets	1.17	0.96	1.05	0.72	0.55	0.76	0.87
Return on average equity	11.71	9.66	10.43	5.50	3.59	7.53	8.71
Ratio of average equity to average assets	10.01	9.95	10.06	13.19	15.24	10.11	9.99
Efficiency ratio(12)	57.40	63.59	60.03	67.39	80.37	73.49	75.27

Regulatory Capital Ratios:
Leverage capital ratio	7.51	7.14	7.57	6.63	12.82	9.10	9.33
Total risk-based capital ratio	12.22	11.64	12.78	10.85	19.63	13.96	13.89

Asset Quality Ratios:
Nonperforming loans as a percentage of total loans(13)	0.13	0.58	0.19	0.53	0.69	1.21	0.19
Nonperforming assets as a percentage of total assets(14)	0.09	0.36	0.11	0.32	0.50	0.98	0.30
Allowance for loan losses as a percentage of total loans	0.98	1.01	1.04	1.06	1.16	1.12	1.30
Allowance for loan losses as a percentage of non-performing loans	783.24	173.67	558.81	198.31	168.96	92.44	694.55
Net loans charged-off as a percentage of average interest-earning assets	0.04	0.06	0.02	0.04	0.01	0.09	0.05

(1)	The data presented at and for the six months ended June 30, 2003 and 2002 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.
(2)	On August 31, 2001, Connecticut Bancshares completed its acquisition of First Federal Savings and Loan Association of East Hartford in a transaction accounted for under the purchase method of accounting.
(3)	Loans are stated at their principal amounts outstanding, net of deferred loan fees.
(4)	In August and September 2003, Connecticut Bancshares sold substantially all of its common stock portfolio resulting in a net realized gain of approximately $3.9 million,
(5)	During the fourth quarter of 2002, Connecticut Bancshares received $6.0 million to pay off its two largest nonperforming loans. The proceeds were applied to pay off the remaining balances of $4.8 million, record recoveries of previously charged off amounts of $734,000 and record interest income not previously accrued of $468,000.
(6)	Amounts are not applicable for periods prior to March 1, 2000.
(7)	Amount is for the ten month period from March 1, 2000 through December 31, 2000.
(8)	Performance ratios are based on average daily balances during the periods indicated and are annualized where appropriate. Regulatory Capital Ratios and Asset Quality Ratios are end-of-period ratios.
(9)	Interest rate spread represents the difference between the weighted average yield on average interest-bearing assets and the weighted average cost of average interest-bearing liabilities.
(10)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(11)	Fully taxable-equivalent yields are calculated assuming a 35% federal income tax rate.
(12)	The efficiency ratio represents the ratio of non-interest expenses, net of OREO expenses, to the sum of net interest income and non-interest income, net of security gains or losses.
(13)	Nonperforming loans include loans for which Connecticut Bancshares does not accrue interest (nonaccrual loans), loans 90 days past due and still accruing interest and renegotiated loans due to a weakening in the financial condition of the borrower.
(14)	Nonperforming assets consist of nonperforming loans and other real estate owned.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ALLIANCE

The following tables contain certain information concerning the financial position and results of operations of Alliance at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Alliance included elsewhere in this prospectus. The selected financial data and selected operating data of Alliance have been derived from Alliance’s consolidated financial statements which have been audited by KPMG LLP, independent accountants. See “EXPERTS” on page     . See Note 1 of Alliance’s Notes to Consolidated Financial Statements for a discussion of the basis of the presentation and significant accounting policies of the consolidated financial information set forth below.

	At June 30,		At December 31,
	2003	2002	2002	2001	2000	1999	1998
	(1)	(1)
	(In thousands)
Selected Financial Data:
Total assets	$429,181	$406,082	$414,514	$384,565	$348,178	$306,937	$283,581
Loans(2)	279,360	259,547	278,262	254,567	228,324	191,632	184,726
Allowance for loan losses	4,100	3,925	4,050	3,700	3,400	3,200	3,060
Mortgage-backed securities:
Available for sale	27,584	21,226	13,775	17,834	5,560	5,055	3,099
Held to maturity	—	2,613	1,109	4,265	4,101	7,079	12,601
Investment securities:
Available for sale	65,883	63,677	74,037	68,139	47,832	48,101	55,457
Held to maturity	—	6,180	4,263	8,132	18,912	20,778	2,830
Deposits(3)	335,931	330,578	330,832	303,358	280,516	251,391	239,985
FHLB advances and other borrowings	58,276	48,500	54,510	57,069	46,700	39,575	23,610
Shareholders’ equity	30,374	23,177	25,550	22,089	18,115	14,347	18,196
Real estate owned, net	—	—	—	—	—	53	80
Nonperforming loans(4)	1,137	2,832	2,433	2,149	1,130	1,218	574
Nonperforming assets(5)	1,137	2,832	2,433	2,149	1,130	1,271	654

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(1)	(1)
	(In thousands, except per share data)
Selected Operating Data:
Interest and dividend income	$11,139	$12,079	$24,007	$25,466	$24,651	$21,014	$18,371
Interest expense	4,886	5,816	11,459	13,255	12,759	10,668	9,343

Net interest income before provision for loan losses	6,253	6,263	12,548	12,211	11,892	10,346	9,028
Provision for loan losses	51	237	348	325	335	237	179

Net interest income after provision for loan losses	6,202	6,026	12,200	11,886	11,557	10,109	8,849
Non-interest income:
Service charges and other income	1,986	1,046	2,603	1,685	1,482	1,535	1,243
Net (losses) gains on securities	(66)	303	158	(476)	36	75	1,204
Net gains (losses) on assets	—	—	93	9	—	115	(11)
Total non-interest expense	5,467	4,919	10,153	8,932	8,621	7,808	7,364

Income before income taxes	2,655	2,456	4,901	4,172	4,454	4,026	3,921
Income tax expense	813	741	1,443	1,197	1,234	1,104	1,363

Net income	$1,842	$1,715	$3,458	$2,975	$3,220	$2,922	$2,558

Per Share Data:
Basic earnings per share	$0.68	$0.67	$1.33	$1.16	$1.26	$1.16	$0.97
Diluted earnings per share	0.65	0.63	1.26	1.12	1.24	1.12	0.94
Dividends declared	0.150	0.136	0.286	0.273	0.250	0.209	0.155

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(1)	(1)
Selected Operating Ratios and Other Data(6):
Performance Ratios:(6)
Average yield on interest-earning assets	5.78%	6.71%	6.45%	7.60%	8.13%	7.67%	7.91%
Average rate paid on interest-bearing liabilities	2.78	3.52	3.36	4.34	4.55	4.25	4.43
Interest rate spread(7)	3.00	3.19	3.09	3.26	3.58	3.42	3.48
Net interest margin(8)	3.28	3.52	3.42	3.71	4.02	3.88	4.02
Ratio of average interest-bearing assets to average interest-bearing liabilities	111.07	110.14	110.81	111.58	110.54	111.92	113.86
Ratio of net interest income after provision for loan losses to non-interest expense	113.44	122.50	120.16	133.07	134.06	129.47	120.17
Non-interest expense as a percent of average assets	2.60	2.51	2.52	2.47	2.60	2.65	2.93
Return on average assets	0.88	0.88	0.86	0.82	0.97	0.99	1.02
Return on average equity	13.72	15.35	14.86	14.80	20.66	17.68	14.24
Ratio of average equity to average assets	6.43	5.75	5.78	5.56	4.71	5.60	6.75
Efficiency ratio(9)	64.89	65.66	65.28	62.27	61.88	62.83	67.54

Regulatory Capital Ratios(4):
Leverage capital ratio	8.5	7.9	8.1	8.3	8.4	7.0	6.5
Total risk-based capital ratio	12.7	11.5	11.9	11.7	11.7	10.3	10.5

Asset Quality Ratios:
Nonperforming loans as a percent of total loans(5)	0.41	1.09	0.87	0.84	0.49	0.64	0.31
Nonperforming assets as a percent of total assets(10)	0.26	0.70	0.59	0.56	0.32	0.41	0.23
Allowance for loan losses as a percent of total loans(11)	1.47	1.51	1.46	1.45	1.49	1.67	1.66
Allowance for loan losses as a percent of non-performing loans	360.60	138.59	166.46	172.17	300.88	262.73	533.10
Net loans charged-off as a percent of average interest-earning assets	—	—	—	0.01	0.04	0.03	0.05

(1)	The data presented at and for the six months ended June 30, 2003 and 2002 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.
(2)	Loans are stated at their principal amounts outstanding, net of deferred loan fees and costs.
(3)	Deposits include mortgagor’s escrow accounts of approximately $2.7 million and $2.1 million at June 30, 2003 and 2002, respectively, and $2.5 million, $1.9 million, $1.6 million, $1.2 million and $1.0 million at December 31, 2002, 2001, 2000, 1999 and 1998, respectively.
(4)	For definitions and further information relating to Alliance’s regulatory capital requirements and for NewAlliance Bancshares’ pro forma capital levels as a result of the offering, see “REGULATORY CAPITAL COMPLIANCE” on page .
(5)	Nonperforming loans include loans for which Alliance does not accrue interest (nonaccrual loans).
(6)	Performance ratios are based on average daily balances during the periods indicated and are annualized where appropriate. Regulatory Capital Ratios and Asset Quality Ratios are end-of-period ratios.
(7)	The interest rate spread represents the difference between the weighted average fully taxable equivalent yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(8)	The net interest margin represents fully taxable equivalent net interest income as a percentage of average interest-earning assets.
(9)	The efficiency ratio represents the ratio of non-interest expenses to the sum of fully taxable equivalent net interest income and non-interest income, net of security gains or losses and net asset gains or losses.
(10)	Nonperforming assets consist of nonperforming loans and real estate owned, net.
(11)	The ratio of the allowance for loan losses to total regular loans (total loans less government guaranteed loans) was 1.59% and 1.71% at June 30, 2003 and 2002, respectively, and 1.60%, 1.64%, 1.65%, 1.82% and 1.89% at December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

RISK FACTORS

You should consider the following risk factors in evaluating an investment in the common stock.

There Is No Certainty That We Will Successfully Integrate The Connecticut Bancshares And Alliance Franchises

Our future operating performance will depend, in large part, on the success of the two acquisitions. The success of the acquisitions depends on a number of factors, including our ability to:

•	Integrate the operations and branches of Connecticut Bancshares and Alliance;

•	Retain the deposits and customers of Connecticut Bancshares and Alliance;

•	Control future non-interest expenses in a manner that enables us to improve our overall operating efficiencies; and

•	Retain and integrate key personnel of Connecticut Bancshares and Alliance into our operations.

Our management team includes officers with mergers and acquisitions experience at other institutions. However, New Haven Savings Bank has not made any prior acquisitions of this scale. Much of our senior management has been with us for less than two years. The integration of Connecticut Bancshares and Alliance following the acquisitions will require dedication of the time and resources of our management, and may temporarily distract management’s attention from our day-to-day business. No assurance can be given that we will successfully integrate the operations into our own, or that we will achieve anticipated benefits of the acquisitions or achieve earnings results in the future similar to those that Connecticut Bancshares, Alliance and we have achieved in the past.

We Will Be Expanding Into A New Geographic Market

The vast majority of our current deposits and loans are derived from and made to customers who live and work in Connecticut’s New Haven and Middlesex Counties. The market areas represented by Connecticut Bancshares and Alliance are areas in which we do not currently conduct significant lending or deposit activity. We must effectively integrate the new markets to retain and expand the business currently conducted by Connecticut Bancshares and Alliance. Our senior management team includes a number of new officers with substantial experience, but not in the Connecticut marketplace. Our ability to compete effectively in the new markets will be dependent on our ability to identify and retain certain employees from Connecticut Bancshares and Alliance who know their markets better than we do.

We Will Have Significant Acquisition Related Intangible Assets Which We May Need To Write Off (Expense) In The Future

If the acquisition of Connecticut Bancshares and Alliance had occurred on June 30, 2003, and we had sold 85,962,500 shares of our common stock in the offering, we would have had $482.9 million of acquisition related intangible assets. See “PRO FORMA DATA” on page     . Of this amount, $432.8 would represent goodwill, $10.5 million would be the capitalized value of non-compete agreements and $39.6 million would be the core deposit intangible asset. Under current accounting rules we are not required to amortize goodwill but we will have to evaluate it for impairment periodically. If deemed impaired at any point in the future, we will have to record an impairment charge through our statement of income representing all or a portion of recorded goodwill. The capitalized value of non-compete agreements and core deposit intangible asset will be amortized over their estimated lives and are also subject to periodic impairment reviews. If these assets are deemed impaired, a charge to the statement of income will also have to be recorded.

Estimated amounts of goodwill can be significantly impacted by changes in interest rates between June 30, 2003 and the closing date of the offering and the acquisitions. Purchase accounting adjustments to record the fair value of investments, loans, deposits and borrowings that impact goodwill, can be subject to significant change depending on the movement of interest rates.

We Have Experienced Declining Earnings

Our net income peaked at $32.7 million for the year ended March 31, 2000. Our net income declined in 2001, 2002 and in 2003. Net income was $23.9 million in 2003. See “BUSINESS OF NEW HAVEN SAVINGS BANK—Market Area” on page     , and “BUSINESS OF NEW HAVEN SAVINGS BANK—Competition” on page     . Net income declined because

falling interest rates have led to reductions in net interest margin. Falling rates caused rapid prepayment of loans and securities, which reduced our yield on earning assets. Further, our gross loan portfolio has decreased. Lower yielding investments and loans replaced the assets that prepaid. Although the cost of funding earning assets has declined, the low level of interest rates has limited the ability of New Haven Savings Bank to reduce its deposit rates to completely offset the declines in asset yields. Also, operating expenses have increased as New Haven Savings Bank has incurred expenses to support the growth anticipated in connection with the acquisitions and conversion.

Construction, Commercial Real Estate And Commercial Lending Risks Will Increase Due To The Acquisitions

At June 30, 2003 residential real estate loans represent the largest portion of our loan portfolio. Although this is also true at Connecticut Bancshares, both Alliance and Connecticut Bancshares have significant construction, commercial and commercial real estate portfolios. In general, construction loans, commercial and commercial real estate loans generate higher returns, but also pose greater credit risks, than do owner-occupied residential mortgage loans.

The repayment of construction and commercial real estate loans depends on the business and financial condition of borrowers and, in the case of construction loans, on the economic viability of projects financed. Economic events and changes in government regulations, which New Haven Savings Bank and its borrowers cannot control, could have an adverse impact on the cash flows generated by properties securing New Haven Savings Bank’s construction and commercial real estate loans and on the values of such properties. Commercial properties tend to decline in value more rapidly than residential owner-occupied properties during economic recessions.

Repayment of both secured and unsecured commercial loans depends substantially on borrowers’ underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Secured commercial loans are generally collateralized by equipment, leases, inventory and accounts receivable. Compared to real estate, such collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed.

At June 30, 2003, New Haven Savings Bank had $603.4 million of residential real estate loans, $2.6 million of residential construction loans, $13.2 million of commercial construction, $50.2 million of multi-family real estate loans, $220.5 million of commercial real estate loans, $90.8 million of commercial loans and consumer loans of $222.8 million For the same categories at the same date, Connecticut Bancshares had $970.4 million, $18.4 million, $51.5 million, $24.4 million, $270.0 million, $191.1 million and $138.7 million, respectively. Alliance, at the same date, had $87.9 million, $4.0 million, $9.1 million, $13.2 million, $95.5 million, $36.7 million and $37.7 million, respectively.

We will have to address the additional risks inherent in the larger construction, commercial real estate and commercial loan portfolios. We have not maintained or administered such large portfolios of these types of loans in the past.

One Or Both Of The Acquisitions Could Be Terminated

We expect to complete the acquisitions of both Connecticut Bancshares and Alliance. At this time, we are not aware of any circumstances that are likely to cause either acquisition not to occur. However, certain conditions to the merger agreements have not yet been satisfied, including regulatory approvals and shareholder approvals, and a material adverse change in either organization may also preclude consummation of one or both acquisitions. If the acquisition with Connecticut Bancshares were not to occur, we would review our options and, if we proceed with the conversion, would issue a supplementary prospectus describing the changed situation and provide all subscribers with the ability to rescind or modify their subscriptions. If the acquisition of Alliance were not to occur, we would expect to proceed with the conversion and acquisition of Connecticut Bancshares. In that case, subscribers would not be provided with a supplementary prospectus or the ability to rescind or modify their subscriptions. If the acquisition of Alliance did not occur, we would not immediately achieve the level of market share in Hartford and Tolland Counties we anticipate from the two acquisitions, our return on equity may be negatively impacted, and the pro forma information supplied in this prospectus would change. We also would not achieve the cost savings that would result from completing both acquisitions at the same time. We also may incur significant termination fees if either or both of the acquisitions are terminated.

Changes In Interest Rates Could Adversely Affect Our Results Of Operations And Financial Condition, Particularly After The Acquisitions

Our results of operations and financial condition are and will continue to be significantly affected by changes in interest rates. Our results of operations are affected substantially by our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Changes in interest rates could have an adverse effect on net interest income.

Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity. Decreases in the fair value of securities available for sale resulting from increases in interest rates therefore could have an adverse effect on shareholders’ equity.

We are also subject to prepayment and reinvestment risk relating to interest rate movements. Changes in interest rates can affect the average life of loans, mortgage servicing rights and mortgage related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest such prepayments at rates that are comparable to the rates on existing loans or securities.

Increases in interest rates can result in higher costs for core deposits, or outflows of core deposits which would need to be replaced with higher cost borrowings. In such a scenario, these costs could go up faster than management has estimated.

The management of interest rate risk will be more difficult following the acquisitions. Connecticut Bancshares retains a higher percentage and volume of fixed-rate residential loans than we do. New Haven Savings Bank may experience reduced earnings in order to integrate its interest rate risk policies in the acquired institution. Also, the increase in goodwill will reduce the ratio of interest bearing assets to interest bearing liabilities, making it more difficult to manage interest rate risk.

We Operate In A Highly Regulated Environment And May Be Adversely Affected By Changes In Law And Regulations

We are subject to extensive regulation, supervision and examination by the Connecticut Banking Commissioner, our chartering authority, and by the FDIC, as insurer of our deposits. As a bank holding company, NewAlliance Bancshares also will be subject to regulation and oversight by the FRB. Such regulation and supervision govern the activities in which a bank and its holding company may engage and are intended primarily for the protection of the insurance fund and depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and the adequacy of our allowance for loan losses. Any changes in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on our operations.

Various Factors May Make Takeover Attempts More Difficult To Achieve

Our Board of Directors has no current intention to sell control of NewAlliance Bancshares. The Board believes that NewAlliance Bancshares can survive and thrive as an independent, community-model banking institution. NewAlliance Bancshares’ Certificate of Incorporation and Bylaws contain provisions (known as “anti-takeover” provisions) which may impede efforts to acquire NewAlliance Bancshares or stock purchases in furtherance of such an acquisition. Such acquisition efforts or stock purchases might otherwise have a favorable effect on the price of the NewAlliance Bancshares common stock. The factors that may discourage takeover attempts or make them more difficult include:

•	The Certificate of Incorporation and Bylaws. These provisions include:

•	staggered Directors’ terms;

•	restrictions on the acquisition of more than 10% of NewAlliance Bancshares’ outstanding voting stock for a period of five years after consummation of the conversion;

•	approval of certain actions, including certain business combinations, by “super-majority” shareholder voting percentages; and

•	our Board of Directors may issue shares of serial preferred stock, the rights and preferences of which may be designated by the Board, without the approval of NewAlliance Bancshares’ shareholders.

•	Employee Stock Ownership Plan. This plan, which we expect to purchase in the subscription offering 5% of the shares sold in the offering and issued to NewAlliance Foundation, contains provisions that permit participating employees to direct the voting of shares held in the plan, and such provisions may have anti-takeover effects. The plan also intends to purchase additional shares in the open market up to a total of 7% of the shares outstanding after the conversion is completed, excluding shares issued to Alliance shareholders in the Alliance acquisition.

•	Charitable Foundation. NewAlliance Foundation will be funded with 3,000,000 shares of our common stock, approximately 4.4% of the shares issued and outstanding after the conversion (at the midpoint of the valuation range), including shares issued to the NewAlliance Foundation, but excluding shares issued to Alliance shareholders in the Alliance acquisition. At least a majority of NewAlliance Foundation’s Board of Directors will consist of current Directors of New Haven Savings Bank.

•	Statutory Provisions. Federal and state regulations and laws may also have anti-takeover effects. The Change in Bank Control Act and the Bank Holding Company Act, together with Federal Reserve Board regulations promulgated under those acts, require that a person obtain the consent of the FRB before attempting to acquire control of a bank holding company. New Haven Savings Bank’s plan of conversion contains a provision allowed under Connecticut banking regulations requiring the approval of the Connecticut Banking Commissioner prior to an offer being made to purchase 10% or more of NewAlliance Bancshares’ stock in the five years following conversion. In addition, the corporate law of the State of Delaware and Connecticut banking laws may place certain limitations on acquisitions of the stock of banking institutions.

For additional information regarding the anti-takeover effects of NewAlliance Bancshares’ Certificate of Incorporation and Bylaws, the employee stock ownership plan, the charitable foundation and certain federal and state regulations and laws, see “RESTRICTIONS ON ACQUISITION OF NEWALLIANCE BANCSHARES AND NEW HAVEN SAVINGS BANK” on page     .

The Price Of Our Conversion Stock May Not Be As Favorable As Other Conversion Stock

The offering price as a percentage of pro forma tangible shareholders’ equity of the conversion shares, as of June 30, 2003, ranges from 139.7% at the minimum of the offering range to 130.0% at the adjusted maximum of the offering range. The purchase price to pro forma tangible shareholders’ equity at which the shares are being sold in the offering substantially exceeds the ratio of the price to pro forma tangible shareholders’ equity of common stock sold in most mutual-to-stock conversions that do not also involve acquisitions of other financial institutions. Prospective investors should be aware that as a result of the relatively high pro forma pricing multiples, the after-market performance of the NewAlliance Bancshares stock may be less favorable during the period immediately following the conversion than the price performance of common stock sold in recent mutual-to-stock conversions that do not involve an acquisition of another institution.

Our Return On Equity Will Be Low Compared To Other Companies. A Low Return Could Lower The Trading Price Of Our Common Stock

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Our return on equity may be reduced due to the costs of being a public company and added expenses associated with our employee stock ownership plan and recognition and retention plans. The increase in our intangible assets will also have a negative impact on our return on equity. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average for public thrifts, which may negatively affect the value of our common stock. At the midpoint of the market value range, pro forma return on equity is estimated to be 3.8% compared to our comparable peer group return on equity of 8.6%.

The Future Price Of Our Common Stock May Be Less Than The Purchase Price In The Offering

We cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price. The final aggregate purchase price of the common stock in the conversion will be based on an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of NewAlliance Bancshares and the outlook for the financial institution industry in general.

There Is No Current Market For NewAlliance Bancshares Common Stock

We have never issued stock. Accordingly, there is no existing market for our common stock. We cannot guarantee that an active trading market will develop or continue. An active trading market will depend on there being willing buyers and sellers of our stock at any given time. We will not control these factors. The market value of our common stock may be hurt if an active market does not develop and continue.

Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income And Shareholders’ Equity

We anticipate that our employee stock ownership plan will initially purchase 5% of the common stock sold in the offering and shares issued to the NewAlliance Foundation and, subsequently, may purchase up to a total of 7% from additional open market purchases, with funds borrowed from NewAlliance Bancshares or a third party lender. The cost of acquiring the employee stock ownership plan shares in the offering and through open market purchases will be between approximately $40.8 million at the minimum of the offering range and approximately $62.3 million at the adjusted maximum of the offering range. This cost may be greater if the price at which the employee stock ownership plan purchases the shares in the open market following completion of the conversion exceeds $10.00 per share. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.

We also intend to implement a recognition and retention plan for Directors and officers after the conversion. The recognition and retention plan cannot be implemented until at least six months after the conversion, and if it is adopted within 12 months after the conversion, it is subject to regulatory restrictions. The recognition and retention plan must be approved by our shareholders. Under this plan, our Directors and officers could be awarded, at no cost to them, shares of common stock in an aggregate amount equal to 4% of the shares sold in the offering and shares issued to the NewAlliance Foundation. Assuming the shares of common stock to be awarded under the plan are repurchased in the open market and cost the same as the purchase price in the offering, the reduction to shareholders’ equity from the plan would be between approximately $23.3 million at the minimum of the offering range and approximately $35.6 million at the adjusted maximum of the offering range. If shares of our common stock are higher than the initial offering price, the net after-tax expense relating to the recognition and retention plan will increase. In the event that a portion of shares used to (i) fund the recognition and retention plan or (ii) satisfy the exercise of options from our stock option plan, is obtained from authorized but unissued shares, the issuance of additional shares will decrease our net income per share and shareholders’ equity per share.

The Implementation Of Stock Based Benefit Plans May Dilute Your Ownership Interests

We intend to adopt a stock option plan and a recognition and retention plan following the conversion, subject to shareholder approval. The stock option plan and recognition and retention plan will be funded either through open market purchases, if permitted, or from the issuance of authorized but unissued shares. Shareholders will experience a reduction in ownership interest in the event newly issued shares are used to fund awards made under these plans.

The Contribution Of Shares To The NewAlliance Foundation Will Dilute Your Ownership Interests And Adversely Affect Net Income

We will make a contribution to NewAlliance Foundation of 3,000,000 shares of common stock valued at the $10.00 offering price. Persons purchasing shares in the offering will have their ownership and voting interests in NewAlliance Bancshares diluted by up to 5.4% and 4.1% at the minimum and maximum of the offering range, respectively, due to the issuance of shares of common stock to NewAlliance Foundation.

The aggregate contribution also will have an adverse effect on our reported net income for the quarter and year in which the contribution to the NewAlliance Foundation is made. The after-tax expense of the contribution will reduce net income to be reported by us in 2004 by approximately $19.5 million.

We believe that our contribution to the NewAlliance Foundation should be deductible for federal income tax purposes. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the NewAlliance Foundation. If the contribution is not deductible, we would not receive any tax benefit from the contribution. In addition, even if the contribution is tax deductible, we may not have sufficient profits to be able to fully use the deduction over the five years allowed. For a further discussion of the contribution to the new foundation, see “THE CONVERSION AND THE OFFERING—Establishment Of The NewAlliance Foundation” on page     .

Our Ability To Grow May Be Limited If We Cannot Make Further Acquisitions

We intend to continue to expand our banking franchise, both internally and by acquiring financial institutions, branches and other financial services providers, in addition to the Connecticut Bancshares and Alliance acquisitions. Our business plan also contemplates opening three new branches through 2005. Our ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring and integrating such institutions or branches. We cannot assure prospective purchasers of common stock that we will be able to generate internal growth or identify attractive acquisition candidates, make acquisitions on favorable terms or successfully integrate any acquired institutions or branches. We currently have no specific plans, arrangements or understandings regarding any additional acquisitions.

Potential Voting Control By Management And Employees Could Make A Takeover Attempt More Difficult To Achieve

The shares of common stock that our directors and officers intend to purchase in the conversion, when combined with the shares that may be awarded to participants under our employee stock ownership plan and other stock benefit plans, could result in management and employees controlling a significant percentage of our common stock. We expect the executive officers and directors as a group to purchase 346,000 shares in the offering, representing 0.5% of the shares offered at the midpoint of the offering range. When combined with our employee stock ownership plan and our other stock benefit plans, assuming they are implemented as proposed, our directors, officers and employees could control up to 19.57% of the outstanding shares of our common stock on a fully diluted basis; this does not take into account shares which will be issued to Alliance shareholders. If these individuals were to act together, they could have significant influence over the outcome of any shareholder vote. This voting power may discourage takeover attempts that other shareholders may desire.

We Believe That Subscription Rights Have No Value For Tax Purposes, But The Internal Revenue Service May Disagree

Our special tax counsel, Elias, Matz, Tiernan & Herrick, LLP, believes that it is more likely than not that the nontransferable subscription rights to purchase common stock have no taxable value for federal income tax purposes. However, this opinion is not binding on the Internal Revenue Service. If the Internal Revenue Service determines that your subscription rights have ascertainable value, you could be taxed for an amount equal to the value of those rights. Additionally, we could recognize a gain for tax purposes.

There May Be Delays In Completion Of The Offering And The Acquisitions

We may not complete or terminate the offering for an extended period of time. The completion of the offering may be delayed because its completion will be subject to various conditions, including the receipt of regulatory approvals of both the conversion and one or both of the acquisitions. Orders submitted in the offering are irrevocable, and subscribers will have no access to subscription funds unless the stock offering is terminated, or extended beyond             , 2004 or the number of shares to be sold in the offering is increased to more than 85,692,500 shares or decreased to less than 55,250,000 shares. We cannot assure potential investors that we will complete the offering on or before any particular date, except that if the offering period is extended beyond             , 200    , all subscribers will have the right to increase, decrease or rescind their subscriptions. Subscribers who do not respond before the end of the resolicitation period will have their subscription funds returned promptly with interest (or have applicable deposit account withdrawal authorizations canceled).

Risks Related To Prior Auditors

Arthur Andersen LLP, which audited the financial statements included in this prospectus of New Haven Savings Bank for the year ended March 31, 2001 and Connecticut Bancshares as of December 31, 2001 and for the years ended December 31, 2001 and 2000, was convicted on June 15, 2002 of federal obstruction of justice arising from the government’s investigation of Enron Corp. As it has ceased operations, Arthur Andersen LLP has not consented to include in this prospectus their report on the financial statements of New Haven Savings Bank for the year ended March 31, 2001 or their report on the financial statements of Connecticut Bancshares as of December 31, 2001 and for the years ended December 31, 2001 and 2000. Under Section 11 of the Securities Act of 1933, investors may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the 2001 financial statements of New Haven Savings Bank or the 2001 and 2000 financial statements of Connecticut Bancshares included in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. These forward-looking statements include:

•	statements of our goals, intentions, and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	our ability to consummate the acquisitions;

•	our ability to integrate the Connecticut Bancshares and Alliance mergers successfully and capitalize on growth opportunities;

•	significantly increased competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	adverse changes in the securities markets;

•	legislative or regulatory changes that adversely affect our business;

•	changes in consumer spending, borrowing and saving habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Public Company Accounting Oversight Board; and

•	changes in our organization, compensation and benefit plans.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We discuss these uncertainties and others in “RISK FACTORS” above, beginning on page     .

HOW WE INTEND TO USE THE NET PROCEEDS FROM THE OFFERING

The amount of net proceeds will depend on the total number of shares of common stock sold in the offering, which in turn will depend on RP Financial’s appraisal as well as regulatory and market considerations, and the expenses incurred in connection with the offering. Although we will not be able to determine the actual net proceeds from the sale of the common stock until we complete the offering, we estimate the net proceeds will be between $545.0 million and $738.2 million, or $849.3 million if the offering is increased by 15%.

The net proceeds may vary because the total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering is used to sell shares not purchased in the subscription offering and community offering. The net proceeds will also vary if the number of shares to be sold in the offering is adjusted to reflect a change in the estimated pro forma market value of New Haven Savings Bank or if our employee stock ownership plan purchases shares in the open market at an average cost that is higher or lower than the $10.00 per share offering price. Payments for shares made through withdrawals from existing deposit accounts at New Haven Savings Bank will not result in the receipt of new funds for investment but will result in a reduction of New Haven Savings Bank’s deposits.

We are undertaking the conversion and offering at this time primarily in order to provide the consideration for the acquisitions of Connecticut Bancshares and Alliance. For further information, see “THE ACQUISITIONS OF CONNECTICUT BANCSHARES AND ALLIANCE” on page     .

Assuming we sell 65,000,000 shares in the offering, the midpoint of the valuation range, we intend to use $603.1 million of the net proceeds for the purchase of all of the common stock of Connecticut Bancshares. We may also use up to $47.5 million of the net proceeds to be loaned by NewAlliance Bancshares to the employee stock ownership plan to fund its purchase of NewAlliance Bancshares common stock. The employee stock ownership plan expects to borrow all or some of the funds necessary to purchase NewAlliance Bancshares common stock from a third party lender if we sell shares below the midpoint in the offering range.

Assuming we sell 55,250,000 shares in the offering, the minimum of the offering range, the $545.0 million net proceeds we expect from the offering will be insufficient to fund the currently anticipated $603.1 million cash purchase price for all of the Connecticut Bancshares common stock and the $18.0 million for Alliance common stock that we may be required to purchase for cash under the terms of the Alliance merger agreement if Alliance shareholders elect cash to that extent. If we sell only the number of shares at the minimum of the offering range, we would arrange for the New Haven Savings Bank employee stock ownership plan to fund its purchase of $29.1 million of NewAlliance Bancshares common stock by borrowing from a third party lender rather than borrowing from NewAlliance Bancshares. The potential cash shortfall resulting from completing the offering at the minimum of the offering range would be approximately $76.1 million, calculated as follows:

Expected Net Proceeds at the Minimum of the Offering Range	$545.0 million
Cash Required For Connecticut Bancshares Acquisition	(603.1) million
Maximum Cash Required For Alliance Acquisition	(18.0) million

Maximum Cash Need	$(76.1) million

At the anticipated time of closing of the two acquisitions in January 2004, we currently anticipate that Connecticut Bancshares and Alliance will have funds available in the amounts of approximately $17.4 million and $3.4 million, respectively, which cash could be available to reduce the anticipated maximum cash need as follows:

Maximum Cash Need (see above table)	$(76.1) million
Cash Available at Connecticut Bancshares	$17.4 million
Cash Available at Alliance	$3.4 million

Maximum Cash Need After Application of Available Holding Company Cash	$(55.3) million

We also currently anticipate that at the anticipated time of the closing of the two acquisitions in January 2004, Savings Bank of Manchester will have $33.0 million available to dividend to Connecticut Bancshares and Tolland Bank will have $4.2 million available to dividend to Alliance, without the need for any regulatory or other approvals except, in the case of Connecticut Bancshares, prior notice to and the non-objection of the Office of Thrift Supervision, which amounts could be available to further reduce the anticipated maximum cash need as follows:

Maximum Cash Need After Application of Available Holding Company Cash (see above table)	$(55.3) million
Savings Bank of Manchester Available Cash	33.0 million
Tolland Bank Available Cash	4.2 million

Maximum Cash Needed After Application of Available Holding Company and Bank Cash	$(18.1) million

In addition, with the permission of the Connecticut Banking Commissioner and the Office of Thrift Supervision, Savings Bank of Manchester would be able to dividend an additional $38.0 million to Connecticut Bancshares and Tolland Bank would be able to dividend an additional $8.8 million to Alliance in January 2004. New Haven Savings Bank, after acquisition of Savings Bank of Manchester and Tolland Bank, would continue to be “well capitalized” after such dividends are made. The Connecticut Banking Commissioner’s and the Office of Thrift Supervision permissions are discretionary and no assurance can be given that either the Connecticut Banking Commissioner or the Office of Thrift Supervision would provide permission, if requested. The excess cash that could be available, assuming the Connecticut Banking Commissioner granted a request for the above dividends, would be as follows:

Maximum Cash Need After Application of Available Holding Company and Bank Cash (see above table)	$(18.1) million
Excess Cash at Savings Bank of Manchester	38.0 million
Excess Cash at Alliance	8.8 million

Excess Cash Available at New Alliance Bancshares	$29.5 million

The amount of cash needed at closing, if any, is not known at this time. The funds from Connecticut Bancshares and Alliance and their bank respective subsidiaries, in any event, can not be available until the closing of the acquisition transactions. Because the purchase price for the Connecticut Bancshares acquisition and for the cash portion elected by Alliance shareholders, if any, for the Alliance acquisition must be paid at the closing, we may have to obtain financing from a third party lender to fund the closing costs, such financing to be repaid out of funds that become available at NewAlliance Bancshares following the acquisitions and/or which become available subsequently through dividends from New haven Savings Bank. In our various applications with bank regulators for approval of the acquisitions, we have requested approval to utilize up to the available and excess cash amounts described above, if needed, to satisfy acquisition cash costs at closing. We also intend to obtain a commitment for back-up third party financing should such approvals not be granted, in whole or in part.

OUR POLICY REGARDING DIVIDENDS

NewAlliance Bancshares’ Board of Directors intends to adopt a policy of paying regular cash dividends after the conversion, but has not decided the exact amount or range of amounts that may be paid, when the payments may begin or the frequency of any payments. The payment of dividends, if any, and the amount of any such dividend, will be subject to the determination of our Board of Directors, which will take into account, among other factors, our financial condition, results of operations, tax considerations, industry standards, economic conditions and regulatory restrictions that affect the payment of dividends by New Haven Savings Bank to NewAlliance Bancshares. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

New Haven Savings Bank will provide a future source of funds for the payment of dividends by NewAlliance Bancshares. New Haven Savings Bank will not be permitted to pay cash dividends to NewAlliance Bancshares if its surplus and reserves would, as a result, be reduced below the amount required for the liquidation account or applicable regulatory capital requirements. See “THE CONVERSION AND THE OFFERING—Effects Of The Conversion—Liquidation Account” on page      and “REGULATORY CAPITAL COMPLIANCE” on page     . Additionally, under Connecticut banking law, New Haven Savings Bank may not, without approval by the Connecticut Banking Commissioner, pay a cash dividend in excess of its retained net profits for the last two fiscal years and that portion of the current fiscal year through the fiscal quarter preceding the dividend date.

NewAlliance Bancshares is subject to the requirements of Delaware law that generally limit dividends to an amount equal to the excess of its shareholders’ equity over its statutory capital or, if there is no excess, to its net earnings for the current and/or immediately preceding fiscal year. In addition, FRB regulations and policies may restrict NewAlliance Bancshares’ ability to pay dividends from time to time.

MARKET FOR THE COMMON STOCK

NewAlliance Bancshares has not yet commenced operations and has never issued capital stock. New Haven Savings Bank, as a mutual institution, has never issued capital stock. NewAlliance Bancshares expects to receive approval to have its common stock listed on the Nasdaq National Market under the symbol “NABC” subject to the completion of the offering and compliance with certain conditions.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control. The number of active buyers and sellers of the common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares on short notice, and, therefore, you should not view the common stock as a short-term investment. We cannot assure you that an active trading market for the common stock will develop or that, if it develops, it will continue. Nor can we assure you that, if you purchase shares, you will be able to sell them at or above $10.00 per share.

We also cannot assure that an Alliance shareholder receiving NewAlliance Bancshares shares in the Alliance acquisition will be able to sell those shares at or above $10.00 per share. See “RISK FACTORS—There Is No Current Market For NewAlliance Bancshares Common Stock” on page      and “THE ACQUISITIONS OF CONNECTICUT BANCSHARES AND ALLIANCE” on page     .

REGULATORY CAPITAL COMPLIANCE

At June 30, 2003, New Haven Savings Bank, Connecticut Bancshares and Alliance independently exceeded all of their regulatory capital requirements. The following table sets forth the approximate pro forma regulatory capital of NewAlliance Bancshares and New Haven Savings Bank after giving effect to the conversion and the acquisitions. The pro forma risk-based capital amounts assume the investment of the estimated net proceeds if any received in assets which have a risk-weight of 20% under applicable regulations as if such net proceeds had been received and so applied at June 30, 2003. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to the FDIC’s capital requirements for New Haven Savings Bank. On a pro forma basis after the conversion and the consummation of the acquisitions, NewAlliance Bancshares’ and New Haven Savings Bank’s pro forma regulatory capital will exceed these requirements. See “REGULATION AND SUPERVISION—Holding Company Regulation” on page     .

	New Haven Historical at June 30, 2003		Pro Forma at June 30, 2003
			55,250,000 Shares Sold at $10.00 Per Share		65,000,000 Shares Sold at $10.00 Per Share		74,750,000 Shares Sold at $10.00 Per Share		85,962,500 Shares Sold at $10.00 Per Share
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in Thousands)
NewAlliance Bancshares, Inc.:
Total capital per financial statements	$402,117	16.43%	$950,276	16.20%	$1,036,154	17.53%	$1,122,032	18.71%	$1,220,792	20.03%

Tier 1 leverage capital	$397,533	16.56%	$463,413	8.77%	$549,291	10.31%	$635,169	11.74%	$733,929	13.32%
Tier 1 leverage requirement	96,018	4.00	211,261	4.00	213,065	4.00	216,500	4.00	220,451	4.00

Excess capital	$301,515	12.56%	$252,151	4.77%	$336,225	6.31%	$418,668	7.74%	$513,478	9.32%

Tier 1 risk-based capital	$397,533	27.82%	$463,413	13.41%	$549,291	15.85%	$635,169	18.24%	$733,929	20.96%
Tier 1 risk-based requirement(1)	57,155	4.00	138,230	4.00	138,591	4.00	139,278	4.00	140,068	4.00

Excess capital	$340,378	23.82%	$325,183	9.41%	$410,700	11.85%	$495,891	14.24%	$593,861	16.96%

Total risk-based capital	$415,435	29.07%	$501,769	14.52%	$587,647	16.96%	$673,525	19.34%	$772,285	22.05%
Total risk-based requirement(1)	114,310	8.00	276,460	8.00	277,181	8.00	278,556	8.00	280,136	8.00

Excess capital	$301,125	21.07%	$225,309	6.52%	$310,465	8.96%	$394,969	11.34%	$492,149	14.05%

New Haven Savings Bank:
Total capital per financial statements	$402,117	16.43%	$960,076	16.35%	$1,002,254	16.92%	$1,085,207	18.05%	$1,180,603	19.31%

Tier 1 leverage capital	$397,533	16.56%	$473,212	8.96%	$515,390	9.66%	$598,343	11.03%	$693,739	12.55%
Tier 1 leverage requirement	96,018	4.00	211,373	4.00	213,333	4.00	216,924	4.00	221,054	4.00

Excess capital	$301,515	12.56%	$261,839	4.96%	$302,057	5.66%	$381,419	7.03%	$472,685	8.55%

Tier 1 risk-based capital	$397,533	27.82%	$473,212	13.70%	$515,390	14.88%	$598,343	17.18%	$693,739	19.80%
Tier 1 risk-based requirement(1)	57,155	4.00	138,187	4.00	138,579	4.00	139,297	4.00	140,123	4.00

Excess capital	$340,378	23.82%	$335,026	9.70%	$376,812	10.88%	$459,046	13.18%	$553,616	15.80%

Total risk-based capital	$415,435	29.07%	$511,568	14.81%	$553,746	15.98%	$636,699	18.28%	$732,095	20.90%
Total risk-based requirement(1)	114,310	8.00	276,373	8.00	277,157	8.00	278,594	8.00	280,246	8.00

Excess capital	$301,125	21.07%	$235,195	6.81%	$276,589	7.98%	$358,106	10.28%	$451,850	12.90%

(1)	Adjusted total or adjusted risk-weighted assets, as appropriate. Pro forma adjusted risk-weighted assets assume that funds infused into New Haven Savings Bank are held in assets that carry a risk-weighting of 20%.

CAPITALIZATION

The following table presents the historical capitalization of New Haven Savings Bank, Connecticut Bancshares and Alliance, respectively, at June 30, 2003, and the approximate pro forma consolidated capitalization of NewAlliance Bancshares after giving effect to the conversion and the acquisitions.

					New Alliance Bancshares -Pro Forma Based Upon Sale At $10.00 Per Share
	New Haven Historical Capitalization	Connecticut Bancshares Historical Capitalization	Alliance Bancorp Historical Capitalization	New Haven Pro Forma Pre-Conversion(1)	Minimum 55,250,000 Price of $10.00 per share	Midpoint 65,000,000 Price of $10.00 per share	Maximum 74,750,000 Price of $10.00 per share	Maximum as adjusted(2) 85,962,500 Price of $10.00 per share
	(In thousands)
Deposits(3)	$1,818,761	$1,618,688	$335,931	$3,794,515	$3,794,515	$3,794,515	$3,794,515	$3,794,515
Borrowings(4)	182,415	699,625	58,276	979,200	1,019,975	979,200	979,200	979,200

Total deposits and borrowed funds	$2,001,176	$2,318,313	$394,207	$4,773,715	$4,814,490	$4,773,715	$4,773,715	$4,773,715

Equity/shareholders’ equity:
Common Stock, $0.01 par value, 190,000,000 shares authorized; shares to be issued as reflected	$—	$113	$29	$70	$653	$750	$848	$960
Additional paid-in capital	—	113,006	12,863	69,939	644,429	740,935	837,440	948,422
Retained earnings(5)	398,408	160,659	20,624	385,060	385,060	385,060	385,060	385,060
Less: expense of contribution to foundation(6)	—	—	—	—	(30,000)	(30,000)	(30,000)	(30,000)
Plus: tax benefit of contribution to foundation(7)	—	—	—	—	10,500	10,500	10,500	10,500
Less: treasury stock	—	(21,744)	(3,109)
Accumulated other comprehensive income	3,709	14,043	(33)	3,709	3,709	3,709	3,709	3,709
Less: ESOP unissued shares(8)	—	(7,134)	—	—	(40,775)	(47,600)	(54,425)	(62,274)
Less: restricted stock unearned compensation(9)	—	(9,448)	—	—	(23,300)	(27,200)	(31,100)	(35,585)

Total equity/shareholders’ equity	$402,117	$249,495	$30,374	$458,778	$950,276	$1,036,154	$1,122,032	$1,220,792

(1)	Reflects pro forma impact of the cash acquisition of Connecticut Bancshares, the acquisition of Alliance Bancorp assuming the entire purchase price is paid in newly issued shares of NewAlliance Bancshares at a price of $10.00 per share, and the purchase accounting mark-to-market adjustments required to adjust the deposits and borrowings of Connecticut Bancshares and Alliance Bancorp to market costs. Common Stock and Additional Paid-in Capital reflect the issuance of $70.1 million of common stock in the acquisition of Alliance Bancorp.
(2)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range up to approximately 15% over the maximum to reflect changes in market and financial conditions before the conversion is completed.
(3)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.
(4)	Pro forma borrowings at the minimum of the range reflect a third party employee stock ownership plan loan. Pro forma borrowings at the midpoint, maximum and maximum, as adjusted, reflect the employee stock ownership plan loan funded internally and eliminated in consolidation.

(5)	The retained earnings of NewAlliance Bancshares will be substantially restricted after the conversion. See “THE CONVERSION AND THE MERGER—Liquidation Rights Of Certain Depositors”.
(6)	Represents the pre-tax expense of the contribution of common stock to the foundation.
(7)	Represents the tax benefit of the contribution of common stock to the foundation based on an estimated tax rate of 35%.
(8)	Assumes that 7% of the common stock sold in the conversion offering including shares contributed to the foundation will be acquired by the employee stock ownership plan. The common stock acquired by the employee stock ownership plan is reflected as a reduction in shareholders’ equity.
(9)	Gives effect to the recognition and retention plan that NewAlliance Bancshares expects to adopt after the conversion and acquisitions and present to stockholders for approval at a meeting of shareholders to be held at least six months after the conversion and the acquisitions are completed. No shares will be purchased by the recognition and retention plan in the conversion, and such plan cannot purchase any shares until shareholder approval has been obtained. If the recognition and retention plan is approved by the NewAlliance Bancshares shareholders, the plan intends to acquire an amount of common stock equal to 4% of the shares of common stock sold in the conversion offering including shares contributed to the foundation, or 2,330,000, 2,720,000, 3,110,000 and 3,558,500 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The table assumes that shareholder approval has been obtained and that such shares are purchased in the open market at $10.00 per share. The common stock so acquired by the recognition and retention plan is reflected as a reduction of shareholders’ equity. If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, such purchases would have a greater or lesser impact, respectively, on shareholders’ equity. If the recognition and retention plan purchases authorized but unissued shares from NewAlliance Bancshares, such issuance would dilute the voting interests of existing shareholders by approximately 3.54% if 74,750,000 shares were sold in the conversion. See “PRO FORMA DATA” on page , and “MANAGEMENT OF NEWALLIANCE BANCSHARES AND NEW HAVEN SAVINGS BANK—Future Benefit Plans—Recognition and Retention Plan” on page .

PRO FORMA DATA

Pro Forma Unaudited Financial Statements

The following Pro Forma Unaudited Consolidated Balance Sheets at June 30, 2003 and March 31, 2003, and the Pro Forma Unaudited Consolidated Statements of Income for the three months ended June 30, 2003 and the year ended March 31, 2003 for New Haven Savings Bank and the year ended December 31, 2002 for Connecticut Bancshares and Alliance give effect to the proposed conversion and the acquisitions based on the assumptions set forth below. The pro forma unaudited financial statements are based on the unaudited consolidated financial statements of New Haven Savings Bank, Connecticut Bancshares and Alliance as of and for the three months ended June 30, 2003 and the audited consolidated financial statements of New Haven Savings Bank as of and for the year ended March 31, 2003 and Connecticut Bancshares and Alliance as of and for the year ended December 31, 2002. The pro forma unaudited financial statements give effect to the conversion and the acquisitions using purchase accounting as required by generally accepted accounting principles used in the United States.

The pro forma adjustments in the tables assume the sale of 55,250,000 shares and 85,962,500 shares in the conversion offering at a price of $10.00 per share, which is the minimum and maximum, as adjusted of the offering range, respectively. In addition, the pro forma adjustments in the tables assume the issuance of 7,000,914 shares and 7,013,095 shares to Alliance shareholders in the acquisition at March 31, 2003 and June 30, 2003, respectively, and the contribution of 3,000,000 shares of NewAlliance Bancshares common stock to the NewAlliance Foundation. The net proceeds are based upon the following assumptions:

•	NewAlliance Bancshares will sell all shares of common stock offered in the conversion in the subscription offering;

•	NewAlliance Bancshares’ employee stock ownership plan will purchase 7% of the shares of common stock sold in the conversion offering, including shares contributed to the NewAlliance Foundation. At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender. At the maximum, as adjusted of the offering range, the employee stock ownership plan is assumed to be funded internally with a loan from NewAlliance Bancshares;

•	NewAlliance Bancshares’ recognition and retention plan will purchase 4% of the shares of common stock sold in the conversion offering, including shares contributed to the NewAlliance Foundation in open market purchases assuming a price of $10.00 per share. Recognition and retention plan purchases will be made only after receiving shareholder approval for such plans;

•	NewAlliance Bancshares will make a contribution to the NewAlliance Foundation amounting to 3,000,000 shares of its common stock with an assumed value of $10.00 per share;

•	expenses of the conversion offering, other than the fees to be paid to Ryan Beck & Co., Inc., are estimated to be $2.4 million;

•	Ryan Beck & Co., Inc. will receive a management fee of $100,000 plus fees equal to 1.0% of the aggregate purchase price of the shares of stock sold in the conversion offering, excluding any shares purchased by any employee benefit plans, and any of NewAlliance Bancshares’ directors, officers or employees or members of their immediate families.

In addition, the expenses of the conversion and the acquisitions may vary from those estimated, and the fees paid to Ryan Beck & Co., Inc. will vary from the amounts estimated if the amount of shares of NewAlliance Bancshares common stock sold varies from the amounts assumed above or if a syndicated community offering becomes necessary. Additionally, certain one-time charges to operating results are expected to occur following the conversion and the acquisitions, which expenses are currently estimated to be approximately $20.5 million, pre-tax. These items, net of income tax effects, are shown as a reduction in shareholders’ equity in the balance sheets but are not shown as a reduction in net income for the periods shown in the income statements.

Pro forma net income has been calculated for the three months ended June 30, 2003 and for the year ended March 31, 2003 for New Haven Savings Bank and for the year ended December 31, 2002 for Connecticut Bancshares and Alliance as if the shares of NewAlliance Bancshares common stock to be issued in the offering had been sold and the shares issued to Alliance shareholders happened as of the beginning of the first period presented. Pro forma net income has also been calculated assuming the acquisitions of Connecticut Bancshares and Alliance had happened as of the beginning of each period. Pro forma merger adjustments to net income include entries to reflect the estimated difference between contractual yields and costs on financial assets and liabilities and comparable market yields and costs, the amortization of identifiable intangible assets created in the acquisition, and the elimination of historical costs of benefit plans of Connecticut Bancshares that will be terminated. Excluded from the calculation of pro forma net income are any adjustments to reflect the estimated expenses of the NewAlliance Bancshares recognition and retention plan, the estimated interest income to be earned on the net proceeds of the offering, the estimated interest expense to be incurred on the cash required to fund the acquisitions of Connecticut Bancshares and Alliance and related expenses, and other estimated expense reductions from consolidating the operations of Connecticut Bancshares and Alliance with those of NewAlliance Bancshares. Such entries will be recorded as incurred, are non-recurring, and are thus not reflected in the calculations of pro forma income.

The pro forma unaudited consolidated statements of financial condition assume the conversion and the acquisitions were consummated on June 30, 2003 and as of the most recent fiscal year ended March 31, 2003 for NewAlliance Bancshares and December 31, 2002 for Connecticut Bancshares and Alliance. The pro forma unaudited consolidated statements of financial condition reflect the estimated impact of the offering on NewAlliance Bancshares and the estimated merger adjustments to reflect the acquisitions of Connecticut Bancshares and Alliance. Estimated merger adjustments reflect the application of the purchase method of accounting, including adjustments to reflect the difference between historical carrying values and estimated market values for financial assets and liabilities and fixed assets and the creation of intangible assets. The pro forma shareholders’ equity represents the combined book value of New Haven Savings Bank, Connecticut Bancshares and Alliance, as adjusted for the offering and the acquisitions, computed in accordance with generally accepted accounting principles used in the United States. This amount is not intended to represent fair market value nor does it represent amounts, if any, that would be available for distribution to shareholders in the event of liquidation.

The pro forma unaudited statements are provided for informational purposes only. The pro forma financial information presented is not necessarily indicative of the market value of NewAlliance Bancshares or the actual results that would have been achieved had the conversion and the acquisitions been consummated on June 30, 2003, March 31, 2003 or December 31, 2002 or at the beginning of the periods presented, and is not indicative of future results. The pro forma unaudited financial statements should be read in conjunction with the consolidated financial statements and the notes thereto of New Haven Savings Bank, Connecticut Bancshares and Alliance contained elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheets

The following table presents pro forma balance sheet information at June 30, 2003 assuming the sale of 55,250,000 shares in the conversion offering at the minimum of the valuation range.

	As of June 30, 2003
	NewAlliance Bancshares	Pro Forma Conversion Adjustments(1)		NewAlliance Bancshares As Converted	Connecticut Bancshares	Alliance Bancorp	Pro Forma Merger Adjustments(2)		Pro Forma Consolidated
	(In thousands)
Assets
Cash and cash equivalents	$63,056	$—		$63,056	$88,040	$39,488	$—		$190,584
Investment securities available for sale	1,123,044	521,651	(3)	1,644,695	741,807	90,827	(674,477	)(11)	1,802,852
Investment securities held to maturity	350	—		350	—	—	—		350
Loans receivable, net	1,189,736	—		1,189,736	1,648,748	279,985	28,058	(12)	3,146,527
Federal Home Loan Bank stock	13,766	—		13,766	30,783	2,640	—		47,189
Bank premises and equipment	32,489	—		32,489	16,639	5,700	5,333	(13)	60,161
Goodwill and non amortizing intangible assets	564	—		564	20,336	49	411,818	(14)	432,767
Non-compete agreement	—	—		—	—	—	10,498	(15)	10,498
Core deposit intangible	—	—		—	6,819	—	32,825	(16)	39,644
Other amortizing intangible assets	159	—		159	1,143	—	(1,143	)(17)	159
Other assets	24,758	10,500	(4)	35,258	64,457	10,492	24,021	(18)	134,228

Total assets	$2,447,922	$532,151		$2,980,073	$2,618,772	$429,181	$(163,067)		$5,864,959

Liabilities
Deposits	$1,818,761	$—		$1,818,761	$1,618,688	$335,931	$21,136	(19)	$3,794,516
FHLB advances and other borrowings	182,415	40,775	(5)	223,190	699,626	58,276	38,883	(20)	1,019,974
Other liabilities	44,629	—		44,629	50,964	4,600	—		100,193

Total liabilities	2,045,805	40,775		2,086,580	2,369,277	398,807	60,019		4,914,683

Stockholders’ equity
Common stock	—	583	(6)	583	113	29	(72	)(21)	653
Additional paid-in capital	—	574,368	(7)	574,368	113,006	12,863	(55,808	)(22)	644,429
Retained earnings	398,408	(19,500	)(8)	378,908	160,659	20,624	(194,631	)(23)	365,560
Employee stock ownership plan shares	—	(40,775	)(9)	(40,775)	(7,134)	—	7,134	(24)	(40,775)
Recognition plan shares	—	(23,300	)(10)	(23,300)	(9,448)	—	9,448	(24)	(23,300)
Treasury stock	—	—		—	(21,744)	(3,109)	24,853	(24)	—
Accumulated other comprehensive income	3,709	—		3,709	14,043	(33)	(14,010	)(24)	3,709

Total stockholders’ equity	402,117	491,376		893,493	249,495	30,374	(223,086)		950,276

Total liabilities and stockholders’ equity	$2,447,922	$532,151		$2,980,073	$2,618,772	$429,181	$(163,067)		$5,864,959

(1)	Shows the effect of the mutual-to-stock conversion of NewAlliance Bancshares, assuming gross proceeds of $552.5 million (the minimum of the valuation range), offering expenses of $7.5 million, a contribution to NewAlliance Foundation of $30.0 million of conversion stock, and establishment of an employee stock ownership plan and the recognition and retention plan that will acquire 7% and 4%, respectively, of the gross proceeds plus NewAlliance Foundation shares. The employee stock ownership plan will purchase its shares in the offering and in open market purchases. The recognition and retention plan will purchase shares in the open market after receiving shareholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and recognition and retention plan are assumed at $10.00 per share. The actual percentages of the employee stock ownership plan and recognition and retention plan will be determined at the end of the offering, and will be based upon the pro forma capital levels of New Haven Savings Bank after the offering and after consultations with the regulatory authorities. The $19.5 million reduction in retained earnings reflects the expense of funding NewAlliance Foundation of $30.0 million net of a deferred tax asset of $10.5 million.
(2)	Reflects the purchase accounting and acquisition adjustments related to the cash acquisition of Connecticut Bancshares for a price of $52.00 per share in cash and the acquisition of Alliance Bancorp for a price of $25.00 per share in newly issued conversion stock.
(3)	Net cash proceeds raised in the conversion equal to gross proceeds of $552.5 million, less offering expenses of $7.5 million, and the assumed purchase of the recognition and retention plan shares of $23.3 million.

(4)	Deferred tax asset resulting from the $30.0 million expense for funding NewAlliance Foundation based on marginal tax rate of 35%.
(5)	At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender, thus resulting in recording a borrowing liability on the balance sheet of NewAlliance Bancshares. At the midpoint, maximum and maximum, as adjusted, the employee stock ownership plan loan is assumed to be funded internally with a loan from NewAlliance Bancshares, thus no borrowing liability would be recorded on the consolidated balance sheet of NewAlliance Bancshares at the midpoint, maximum or maximum, as adjusted.
(6)	Reflects par value of common stock at $0.01 per share based on an offering of 55,250,000 shares and the contribution to the foundation of 3,000,000 shares.
(7)	Net proceeds of stock offering $545.0 million plus shares contributed to NewAlliance Foundation of $30.0 million, net of par value of common stock.
(8)	After-tax impact to retained earnings from the $30.0 million expense for funding NewAlliance Foundation based on a marginal tax rate of 35%.
(9)	Contra-equity account established to reflect unissued shares related to the employee stock ownership plan to purchase 7% of offering including NewAlliance Foundation shares.
(10)	Contra-equity account established to reflect unvested restricted stock related to the recognition and retention plan equal to 4% of offering plus NewAlliance Foundation shares.
(11)	Includes cash purchase price paid to holders of Connecticut Bancshares stock in the amount of $587.8 million, non-tax deductible transaction costs of $13.0 million and tax deductible acquisition costs of $63.7 million included in the purchase accounting for the acquisitions, merger charges of $8.4 million related to the acquisitions, $12.1 million of charges incurred by NewAlliance Bancshares, net of cash received from terminating the employee stock ownership plan and recognition and retention plan of Connecticut Bancshares of $10.5 million.
(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for loans acquired in the acquisition.
(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisitions.
(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(Dollars in thousands, except per share data)
Purchase price per share	$52.00	$25.00
Number of shares acquired	10,754,943	2,678,504
Number of options acquired	1,691,168	416,258
Average exercise price of options	$26.05	$13.29

Cost of purchasing shares	$559,257	$66,963
Cost of purchasing options	43,886	4,874
Tax effect of purchasing options	(15,360)	(1,706)

Purchase price	587,783	70,131	$657,914
Less: acquired stockholders’ equity	(249,495)	(30,374)	(279,869)
Less: recovery of existing employee stock ownership plan contra	(7,134)	—	(7,134)
Less: tax benefit of accelerated RRP vesting	(3,307)	—	(3,307)
Plus: non-tax deductible transaction costs	11,700	1,250	12,950
Plus: taxable purchase accounting adjustments
Tax deductible expenses (pretax)	52,900	10,750	63,650
Yield adjustment for acquired CDs	16,274	4,862	21,136
Yield adjustment for acquired borrowings	34,250	4,633	38,883
Yield adjustment for acquired loans	(23,365)	(4,693)	(28,058)
Core deposit intangible	(29,680)	(3,145)	(32,825)
Other amortizing intangible assets	1,143	—	1,143
Non-compete agreement intangible	(6,823)	(3,675)	(10,498)
Market value adjustment for bank premises and equipment	(3,894)	(1,439)	(5,333)
Tax effect at 35% marginal tax rate	(14,282)	(2,553)	(16,835)

Goodwill	$366,070	$45,747	$411,818

(15)	Non-compete agreement is an identifiable intangible asset representing the aggregate payments to be made to senior management of Connecticut Bancshares and Alliance Bancorp pursuant to formal agreements. The non-compete agreement asset is amortized into expense on a straight-line basis over the terms of each agreement.
(16)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired deposit bases, calculated as the present value benefit of funding operations with the acquired deposit bases versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 9.5 years for Connecticut Bancshares and 12.5 years for Alliance Bancorp.
(17)	Other amortizing intangible assets of Connecticut Bancshares eliminated in purchase accounting.
(18)	Deferred tax asset of $16.8 million on taxable transaction costs (see footnote 14) and deferred tax asset of $7.2 million on taxable merger charges (see footnote 23).
(19)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for time deposits acquired in the acquisition.
(20)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for borrowings acquired in the acquisition.

(21)	Calculated as follows (in thousands):

Eliminate common stock pursuant to purchase accounting:
Connecticut Bancshares	$(113)
Alliance Bancorp	(29)
Common stock (par value) issued in acquisition	70

Adjustment to common stock	$(72)

(22)	Calculated as follows (in thousands):

Eliminate paid in capital pursuant to purchase accounting:
Connecticut Bancshares	$(113,006)
Alliance Bancorp	(12,863)
Common stock issued in acquisition	70,061

Adjustment to common stock	$(55,808)

(23)	Adjustment to reflect the elimination of Connecticut Bancshares and Alliance retained earnings and the effects of estimated charges, which will be charged to earnings as incurred. Since the estimated charges are non-recurring, they have not been reflected in the pro forma consolidated income statement. The elimination of retained earnings and estimated non-recurring charges consist of the following (in thousands):

Eliminate retained earnings pursuant to purchase accounting:
Connecticut Bancshares	$(160,659)
Alliance Bancorp	(20,624)
Merger charges incurred:
Connecticut Bancshares transaction	(6,321)
Alliance Bancorp transaction	(2,114)
NewAlliance Bancshares	(12,100)
Tax effect at marginal rate of 35%	7,187

Adjustment to retained earnings	$(194,631)

(24)	Calculated as follows (in thousands):

	Employee Stock Ownership Plan	Recognition Plan Shares	Treasury Stock	Accumulated Other Comprehensive Income
Eliminate the capital account balances of acquired institutions pursuant to purchase accounting:
Connecticut Bancshares	$7,134	$9,448	$21,744	$(14,043)
Alliance Bancorp	—	—	3,109	33

Adjustment to capital account	$7,134	$9,448	$24,853	$(14,010)

The following table presents pro forma balance sheet information at June 30, 2003 assuming the sale of 85,962,500 shares in the conversion offering at the maximum of the valuation range, as adjusted.

	As of June 30, 2003
	NewAlliance Bancshares	Pro Forma Conversion Adjustments(1)		NewAlliance Bancshares As Converted	Connecticut Bancshares	Alliance Bancorp	Pro Forma Merger Adjustments(2)		Pro Forma Consolidated
	(In thousands)
Assets
Cash and cash equivalents	$63,056	$—		$63,056	$88,040	$39,488	$—		$190,584
Investment securities available for sale	1,123,044	751,392	(3)	1,874,436	741,807	90,827	(674,477	)(11)	2,032,593
Investment securities held to maturity	350	—		350	—	—	—		350
Loans receivable, net	1,189,736	—		1,189,736	1,648,748	279,985	28,058	(12)	3,146,527
Federal Home Loan Bank stock	13,766	—		13,766	30,783	2,640	—		47,189
Bank premises and equipment	32,489	—		32,489	16,639	5,700	5,333	(13)	60,161
Goodwill and non amortizing intangible assets	564	—		564	20,336	49	411,818	(14)	432,767
Non-compete agreement	—	—		—	—	—	10,498	(15)	10,498
Core deposit intangible	—	—		—	6,819	—	32,825	(16)	39,644
Other amortizing intangible assets	159	—		159	1,143	—	(1,143	)(17)	159
Other assets	24,758	10,500	(4)	35,258	64,457	10,492	24,021	(18)	134,228

Total assets	$2,447,922	$761,892		$3,209,814	$2,618,772	$429,181	$(163,067)		$6,094,700

Liabilities
Deposits	$1,818,761	$—		$1,818,761	$1,618,688	$335,931	$21,136	(19)	$3,794,516
FHLB advances and other borrowings	182,415	—	(5)	182,415	699,625	58,276	38,883	(20)	979,199
Other liabilities	44,629	—		44,629	50,964	4,600	—		100,193

Total liabilities	2,045,805	—		2,045,805	2,369,277	398,807	60,019		4,873,908

Stockholders’ equity
Common stock	—	890	(6)	890	113	29	(72	)(21)	960
Additional paid-in capital	—	878,361	(7)	878,361	113,006	12,863	(55,808	)(22)	948,422
Retained earnings	398,408	(19,500	)(8)	378,908	160,659	20,624	(194,631	)(23)	365,560
Employee stock ownership plan shares	—	(62,274	)(9)	(62,274)	(7,134)	—	7,134	(24)	(62,274)
Recognition plan shares	—	(35,585	)(10)	(35,585)	(9,448)	—	9,448	(24)	(35,585)
Treasury stock	—	—		—	(21,744)	(3,109)	24,853	(24)	—
Accumulated other comprehensive income	3,709	—		3,709	14,043	(33)	(14,010	)(24)	3,709

Total stockholders’ equity	402,117	761,892		1,164,009	249,495	30,374	(223,086)		1,220,792

Total liabilities and stockholders’ equity	$2,447,922	$761,892		$3,209,814	$2,618,772	$429,181	$(163,067)		$6,094,700

(1)	Shows the effect of the mutual-to-stock conversion of NewAlliance Bancshares, assuming gross proceeds of $859.6 million, the maximum, as adjusted, offering expenses of $10.4 million, a contribution to the foundation of $30.0 million of conversion stock, and establishment of an employee stock ownership plan and a recognition and retention plan that will acquire 7% and 4%, respectively, of the gross proceeds plus the foundation shares. The employee stock ownership plan will purchase its shares in the offering and in open market purchases. The recognition and retention plan will purchase shares in the open market after receiving shareholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and recognition and retention plan are assumed at $10.00 per share. The actual percentages of the employee stock ownership plan and recognition and retention plan will be determined at the end of the offering, and will be based upon the pro forma capital levels of the Bank after the offering and after consultations with the regulatory authorities. The $19.5 million reduction in retained earnings reflects the expense of funding the foundation of $30.0 million net of a deferred tax asset of $10.5 million.
(2)	Reflects the purchase accounting and acquisition adjustments related to the cash acquisition of Connecticut Bancshares for a price of $52.00 per share in cash and the acquisition of Alliance Bancorp for a price of $25.00 per share in newly issued conversion stock.
(3)	Net cash proceeds raised in the conversion equal to gross proceeds of $859.6 million, less offering expenses of $10.4 million, the purchase of shares by the employee stock ownership plan of $62.3 million, and the assumed purchase of the recognition and retention plan shares of $35.6 million.
(4)	Deferred tax asset resulting from the $30.0 million expense for funding the foundation based on marginal tax rate of 35%.

(5)	At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender, thus resulting in recording a borrowing liability on the balance sheet of NewAlliance Bancshares. At the maximum, as adjusted, the employee stock ownership plan loan is assumed to be funded internally with a loan from NewAlliance Bancshares, thus no borrowing liability would be recorded on the consolidated balance sheet of NewAlliance Bancshares at the maximum, as adjusted.
(6)	Reflects par value of common stock at $0.01 per share based on an offering of 85,962,500 shares and the contributed to the foundation of 3,000,000 shares.
(7)	Net proceeds of stock offering $849.2 million plus shares contributed to the NewAlliance Foundation of $30.0 million, net of par value of common stock.
(8)	After-tax impact to retained earnings from the $30.0 million expense for funding the NewAlliance Foundation based on a marginal tax rate of 35%.
(9)	Contra-equity account established to reflect unissued shares related to the employee stock ownership plan to purchase 7% of offering including NewAlliance Foundation shares.
(10)	Contra-equity account established to reflect unvested restricted stock related to the recognition and retention plan equal to 4% of offering including NewAlliance Foundation shares.
(11)	Includes cash purchase price paid to holders of Connecticut Bancshares stock in the amount of $587.8 million, non-tax deductible transaction costs of $13.0 million and tax deductible acquisition costs of $63.7 million included in the purchase accounting for the acquisitions, merger charges of $8.4 million related to the acquisitions, $12.1 million of charges incurred by NewAlliance Bancshares, net of cash received from terminating the employee stock ownership plan and recognition and retention of Connecticut Bancshares of $10.5 million.
(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for loans acquired in the acquisition.
(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisitions.
(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(Dollars in thousands, except per share data)
Purchase price per share	$52.00	$25.00
Number of shares acquired	10,754,943	2,678,504
Number of options acquired	1,691,168	416,258
Average exercise price of options	$26.05	$13.29

Cost of purchasing shares	$559,257	$66,963
Cost of purchasing options	43,886	4,874
Tax effect of purchasing options	(15,360)	(1,706)

Purchase price	587,783	70,131	$657,914
Less: acquired stockholders’ equity	(249,495)	(30,374)	(279,869)
Less: recovery of existing employee stock ownership plan contra	(7,134)	—	(7,134)
Less: tax benefit of accelerated RRP vesting	(3,307)	—	(3,307)
Plus: non-tax deductible transaction costs	11,700	1,250	12,950
Plus: taxable purchase accounting adjustments
Tax deductible expenses (pretax)	52,900	10,750	63,650
Yield adjustment for acquired CDs	16,274	4,862	21,136
Yield adjustment for acquired borrowings	34,250	4,633	38,883
Yield adjustment for acquired loans	(23,365)	(4,693)	(28,058)
Core deposit intangible	(29,680)	(3,145)	(32,825)
Other amortizing intangible assets	1,143	—	1,143
Non-compete agreement intangible	(6,823)	(3,675)	(10,498)
Market value adjustment for bank premises and equipment	(3,894)	(1,439)	(5,333)
Tax effect at 35% marginal tax rate	(14,282)	(2,553)	(16,835)

Goodwill	$366,070	$45,747	$411,818

(15)	Non-compete agreement is an identifiable intangible asset representing the aggregate payments to be made to senior management of Connecticut Bancshares and Alliance Bancorp pursuant to formal agreements. The non-compete agreement asset is amortized into expense on a straight-line basis over the terms of each agreement.

(16)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired deposit bases, calculated as the present value benefit of funding operations with the acquired deposit bases versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 9.5 years for Connecticut Bancshares and 12.5 years for Alliance Bancorp.
(17)	Other amortizing intangible assets of Connecticut Bancshares eliminated in purchase accounting.
(18)	Deferred tax asset of $16.8 million on taxable transaction costs (see footnote 14) and deferred tax asset of $7.2 million on taxable merger charges (see footnote 23).
(19)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for time deposits acquired in the acquisition.
(20)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for borrowings acquired in the acquisition.

(21)	Calculated as follows (in thousands):

Eliminate common stock pursuant to purchase accounting:
Connecticut Bancshares	$(113)
Alliance Bancorp	(29)
Common stock (par value) issued in acquisition	70

Adjustment to common stock	$(72)

(22)	Calculated as follows (in thousands):

Eliminate paid in capital pursuant to purchase accounting:
Connecticut Bancshares	$(113,006)
Alliance Bancorp	(12,863)
Common stock (par value) issued in acquisition	70,061

Adjustment to common stock	$(55,808)

(23)	Adjustment to reflect the elimination of Connecticut Bancshares and Alliance retained earnings, and the effects of estimated charges, which will be charged to earnings as incurred. Since the estimated charges are non-recurring, they have not been reflected in the pro forma consolidated income statement. The elimination of retained earnings and estimated non-recurring charges consist of the following (in thousands):

Eliminate retained earnings pursuant to purchase accounting:
Connecticut Bancshares	$(160,659)
Alliance Bancorp	(20,624)
Merger charges incurred:
Connecticut Bancshares transaction	(6,321)
Alliance Bancorp transaction	(2,114)
NewAlliance Bancshares	(12,100)
Tax effect at marginal rate of 35%	7,187

Adjustment to retained earnings	$(194,631)

(24)	Calculated as follows (in thousands):

	Employee Stock Ownership Plan	Recognition Plan Shares	Treasury Stock	Accumulated Other Comprehensive Income
Eliminate the capital account balances of acquired institutions pursuant to purchase accounting:
Connecticut Bancshares	$7,134	$9,448	$21,744	$(14,043)
Alliance Bancorp	—	—	3,109	33

Adjustment to capital account	$7,134	$9,448	$24,853	$(14,010)

The following table presents pro forma balance sheet information at March 31, 2003 for NewAlliance Bancshares and December 31, 2002 for Connecticut Bancshares and Alliance Bancorp assuming the sale of 55,250,000 shares at the minimum of the valuation range.

	As of March 31, 2003 NewAlliance Bancshares	Pro Forma Conversion Adjustments(1)		NewAlliance Bancshares As Converted	As of December 31, 2002		Pro Forma Merger Adjustments(2)		Pro Forma Consolidated
					Connecticut Bancshares	Alliance Bancorp
	(In thousands)
Assets
Cash and cash equivalents	$50,632	$—		$50,632	$25,264	$18,461	$—		$94,357
Investment securities available for sale	1,099,410	521,651	(3)	1,621,061	841,622	85,207	(692,819	)(11)	1,855,071
Investment securities held to maturity	350	—		350	—	5,372	—		5,722
Loans receivable, net	1,161,058	—		1,161,058	1,540,567	286,154	27,642	(12)	3,015,421
Federal Home Loan Bank stock	13,766	—		13,766	30,783	2,605	—		47,154
Bank premises and equipment	32,870	—		32,870	17,793	5,104	5,333	(13)	61,100
Goodwill and non-amortizing intangible assets	564	—		564	20,336	49	432,495	(14)	453,444
Non-compete agreement	—	—		—	—	—	10,498	(15)	10,498
Core deposit intangible	—	—		—	7,372	—	32,272	(16)	39,644
Other amortizing intangible assets	166	—		166	1,378	—	(1,378	)(17)	166
Other assets	34,686	10,500	(4)	45,186	62,427	11,562	23,858	(18)	143,033

Total assets	$2,393,502	$532,151		$2,925,653	$2,547,542	$414,514	$(162,099)		$5,725,610

Liabilities
Deposits	$1,809,257	$—		$1,809,257	$1,595,979	$330,832	$20,907	(19)	$3,756,975
FHLB advances and other borrowings	141,501	40,775	(5)	182,276	654,942	54,510	37,443	(20)	929,171
Other liabilities	46,594	—		46,594	45,061	3,622	—		95,277

Total liabilities	1,997,352	40,775		2,038,127	2,295,982	388,964	58,350		4,781,423

Shareholders’ Equity
Common stock	—	583	(6)	583	113	29	(72	)(21)	653
Additional paid-in capital	—	574,368	(7)	574,368	110,345	12,791	(53,197	)(22)	644,307
Retained earnings	393,096	(19,500	)(8)	373,596	149,554	19,183	(182,085	)(23)	360,248
Employee stock ownership plan shares	—	(40,775	)(9)	(40,775)	(7,444)	—	7,444	(24)	(40,775)
Recognition plan shares	—	(23,300	)(10)	(23,300)	(10,880)	—	10,880	(24)	(23,300)
Treasury stock	—	—		—	(5,522)	(3,109)	8,631	(24)	—
Accumulated other comprehensive income	3,054	—		3,054	15,394	(3,344)	(12,050	)(24)	3,054

Total shareholders’ equity	396,150	491,376		887,526	251,560	25,550	(220,449)		944,187

Total liabilities and shareholders’ equity	$2,393,502	$532,151		$2,925,653	$2,547,542	$414,514	$(162,099)		$5,725,610

(1)	Shows the effect of the mutual-to-stock conversion of NewAlliance Bancshares, assuming gross proceeds of $552.5 million (the minimum of the valuation range), offering expenses of $7.5 million, a contribution to the foundation of $30.0 million of conversion stock, and establishment of an employee stock ownership plan and the recognition and retention plan that will acquire 7% and 4%, respectively, of the gross proceeds plus the foundation shares. The employee stock ownership plan will purchase its shares in the offering and in open market purchases. The recognition and retention plan will purchase shares in the open market after receiving shareholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and recognition and retention plan are assumed at $10.00 per share. The actual percentages of the employee stock ownership plan and recognition and retention plan will be determined at the end of the offering, and will be based upon the pro forma capital levels of the Bank after the offering. The $19.5 million reduction in retained earnings reflects the expense of funding the foundation of $30.0 million net of a deferred tax asset of $10.5 million.
(2)	Reflects the purchase accounting and acquisition adjustments related to the cash acquisition of Connecticut Bancshares for a price of $52.00 per share in cash and the acquisition of Alliance Bancorp for a price of $25.00 per share in newly issued conversion stock.
(3)	Net cash proceeds raised in the conversion equal to gross proceeds of $552.5 million, less offering expenses of $7.5 million, and the assumed purchase of the recognition and retention plan shares of $23.3 million.

(4)	Deferred tax asset resulting from the $30.0 million expense for funding the foundation based on marginal tax rate of 35%.
(5)	At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender, thus resulting in recording a borrowing liability on the balance sheet of NewAlliance Bancshares. At the midpoint, maximum and maximum, as adjusted, the employee stock ownership plan loan is assumed to be funded internally with a loan from NewAlliance Bancshares, thus no borrowing liability would be recorded on the consolidated balance sheet of NewAlliance Bancshares at the midpoint, maximum or maximum, as adjusted.
(6)	Reflects par value of common stock at $0.01 per share based on an offering of 55,250,000 shares and the contribution to the foundation of 3,000,000 shares.
(7)	Net proceeds of stock offering $545.0 million plus shares contributed to the NewAlliance Foundation of $30.0 million, net of par value of common stock.
(8)	After-tax impact to retained earnings from the $30.0 million expense for funding NewAlliance Foundation based on a marginal tax rate of 35%.
(9)	Contra-equity account established to reflect unissued shares related to the employee stock ownership plan to purchase 7% of offering including NewAlliance Foundation shares.
(10)	Contra-equity account established to reflect unvested restricted stock related to the recognition and retention plan equal to 4% of offering including NewAlliance Foundation shares.
(11)	Includes cash purchase price paid to holders of Connecticut Bancshares stock in the amount of $606.9 million, non-tax deductible transaction costs of $13.0 million, tax deductible acquisition costs of $63.7 million included in the purchase accounting for the acquisitions, merger charges of $8.4 million related to the acquisitions, $12.1 million of charges incurred by NewAlliance Bancshares, net of cash received from terminating the employee stock ownership plan and recognition and retention of Connecticut Bancshares of $11.3 million.
(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for loans acquired in the acquisition.
(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisitions.
(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(Dollars in thousands, except per share data)
Purchase price per share	$52.00	$25.00
Number of shares acquired	11,105,546	2,667,506
Number of options acquired	1,733,788	427,256
Average exercise price of options	$25.87	$13.04

Cost of purchasing shares	$577,488	$66,687
Cost of purchasing options	45,304	5,110
Tax effect of purchasing options	(15,856)	(1,788)

Purchase price	606,936	70,009	$676,945
Less: acquired shareholders’ equity	(251,560)	(25,550)	(277,110)
Less: recovery of existing employee stock ownership plan contra	(7,444)	—	(7,444)
Less: tax benefit of accelerated RRP vesting	(3,808)	—	(3,808)
Plus: non-tax deductible transaction costs	11,700	1,250	12,950
Plus: taxable purchase accounting adjustments
Tax deductible transaction expenses	52,900	10,751	63,651
Yield adjustment for acquired CDs	16,045	4,862	20,907
Yield adjustment for acquired borrowings	32,810	4,633	37,443
Yield adjustment for acquired loans	(22,949)	(4,693)	(27,642)
Core deposit intangible	(29,127)	(3,145)	(32,272)
Other amortizing intangible assets	1,378	—	1,378
Non-compete agreement intangible	(6,823)	(3,675)	(10,498)
Market value adjustment for bank premises and equipment	(3,894)	(1,439)	(5,333)
Tax effect at 35% marginal tax rate	(14,119)	(2,553)	(16,672)

Goodwill	$382,045	$50,450	$432,495

(15)	Non-compete agreement is an identifiable intangible asset representing the aggregate payments to be made to senior management of Connecticut Bancshares and Alliance Bancorp pursuant to formal agreements. The non-compete agreement asset is amortized into expense on a straight-line basis over the terms of each agreement.
(16)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired deposit bases, calculated as the present value benefit of funding operations with the acquired deposit bases versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 9.5 years for Connecticut Bancshares and 12.5 years for Alliance Bancorp.
(17)	Other amortizing intangible assets of Connecticut Bancshares eliminated in purchase accounting.
(18)	Deferred tax asset of $16.7 million on taxable transaction expenses (see footnote 14) and deferred tax asset of $7.2 million on taxable merger charges (see footnote 23).
(19)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for time deposits acquired in the acquisition. Yield adjustments will be accreted over the lives of the acquired CDs as a reduction in interest expense.
(20)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for borrowings acquired in the acquisition. Yield adjustments will be accreted over the lives of the acquired borrowings as a reduction in interest expense.
(21)	Calculated as follows (in thousands):

Eliminate common stock pursuant to purchase accounting:
Connecticut Bancshares	$(113)
Alliance Bancorp	(29)
Common stock (par value) issued in acquisition	70

Adjustment to common stock	$(72)

(22)	Calculated as follows (in thousands):

Eliminate paid-in capital pursuant to purchase accounting:
Connecticut Bancshares	$(110,345)
Alliance Bancorp	(12,791)
Common stock (par value) issued in acquisition	69,939

Adjustment to common stock	$(53,197)

(23)	Adjustment to reflect the elimination of Connecticut Bancshares and Alliance retained earnings, and the effects of estimated charges, which will be charged to earnings as incurred. Since the estimated charges are non-recurring, they have not been reflected in the pro forma consolidated income statement. The elimination of retained earnings and estimated non-recurring charges consist of the following (in thousands):

Eliminate retained earnings pursuant to purchase accounting:
Connecticut Bancshares	$(149,554)
Alliance Bancorp	(19,183)
Merger charges incurred:
Connecticut Bancshares transaction	(6,321)
Alliance Bancorp transaction	(2,114)
NewAlliance Bancshares	(12,100)
Tax effect at marginal rate of 35%	7,187

Adjustment to retained earnings	$(182,085)

(24)	Calculated as follows (in thousands):

	Employee Stock Ownership Plan	Recognition Plan Shares	Treasury Stock	Accumulated Other Comprehensive Income
Eliminate the capital account balances of acquired institutions pursuant to purchase accounting:
Connecticut Bancshares	$7,444	$10,880	$5,522	$(15,394)
Alliance Bancorp	—	—	3,109	3,344

Adjustment to capital account	$7,444	$10,880	$8,631	$(12,050)

The following table presents pro forma balance sheet information at March 31, 2003 for NewAlliance Bancshares and December 31, 2002 for Connecticut Bancshares and Alliance Bancorp assuming the sale of 85,962,500 shares at the maximum of the valuation range, as adjusted.

	As of March 31, 2003 NewAlliance Bancshares	Pro Forma Conversion Adjustments(1)		NewAlliance Bancshares As Converted	As of December 31, 2002		Pro Forma Merger Adjustments(2)		Pro Forma Consolidated
					Connecticut Bancshares	Alliance Bancorp
	(In thousands)
Assets
Cash and cash equivalents	$50,632	$—		$50,632	$25,264	$18,461	$—		$94,357
Investment securities available for sale	1,099,410	751,392	(3)	1,850,802	841,622	85,027	(692,819	)(11)	2,084,632
Investment securities held to maturity	350	—		350	—	5,372	—		5,722
Loans receivable, net	1,161,058	—		1,161,058	1,540,567	286,154	27,642	(12)	3,015,421
Federal Home Loan Bank stock	13,766	—		13,766	30,783	2,785	—		47,334
Bank premises and equipment	32,870	—		32,870	17,793	5,104	5,333	(13)	61,100
Goodwill and non-amortizing intangible assets	564	—		564	20,336	49	432,495	(14)	453,444
Non-compete agreement	—	—		—	—	—	10,498	(15)	10,498
Core deposit intangible	—	—		—	7,372	—	32,272	(16)	39,644
Other amortizing intangible assets	166	—		166	1,378	—	(1,378	)(17)	166
Other assets	34,686	10,500	(4)	45,186	62,427	11,562	23,858	(18)	143,033

Total assets	$2,393,502	$761,892		$3,155,394	$2,547,542	$414,514	$(162,099)		$5,955,351

Liabilities
Deposits	$1,809,257	$—		$1,809,257	$1,595,979	$330,832	$20,907	(19)	$3,756,975
FHLB advances and other borrowings	141,501	—	(5)	141,501	654,942	54,510	37,443	(20)	888,396
Other liabilities	46,594	—		46,594	45,061	3,622	—		95,277

Total liabilities	1,997,352	—		1,997,352	2,295,982	388,964	58,350		4,740,648

Shareholders’ Equity
Common stock	—	890	(6)	890	113	29	(72	)(21)	960
Additional paid-in capital	—	878,361	(7)	878,361	110,345	12,791	(53,197	)(22)	948,300
Retained earnings	393,096	(19,500	)(8)	373,596	149,554	19,183	(182,085	)(23)	360,248
Employee stock ownership plan shares	—	(62,274	)(9)	(62,274)	(7,444)	—	7,444	(24)	(62,274)
Recognition plan shares	—	(35,585	)(10)	(35,585)	(10,880)	—	10,880	(24)	(35,585)
Treasury stock	—	—		—	(5,522)	(3,109)	8,631	(24)	—
Accumulated other comprehensive income	3,054	—		3,054	15,394	(3,344)	(12,050	)(24)	3,054

Total shareholders’ equity	396,150	761,892		1,158,042	251,560	25,550	(220,449)		1,214,703

Total liabilities and shareholders’ equity	$2,393,502	$761,892		$3,155,394	$2,547,542	$414,514	$(162,099)		$5,955,351

(1)	Shows the effect of the mutual-to-stock conversion of NewAlliance Bancshares, assuming gross proceeds of $859.6 million, the maximum, as adjusted, offering expenses of $10.4 million, a contribution to the foundation of $30.0 million of conversion stock, and establishment of an employee stock ownership plan and a recognition and retention plan that will acquire 7% and 4%, respectively, of the gross proceeds plus the foundation shares. The employee stock ownership plan will purchase its shares in the offering and in open market purchases. The recognition and retention plan will purchase shares in the open market after receiving shareholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and recognition and retention plan are assumed at $10.00 per share. The actual percentages of the employee stock ownership plan and recognition and retention plan will be determined at the end of the offering, and will be based upon the pro forma capital levels of the Bank after the offering. The $19.5 million reduction in retained earnings reflects the expense of funding the foundation of $30.0 million net of a deferred tax asset of $10.5 million.
(2)	Reflects the purchase accounting and acquisition adjustments related to the cash acquisition of Connecticut Bancshares for a price of $52.00 per share in cash and the acquisition of Alliance Bancorp for a price of $25.00 per share in newly issued conversion stock.

(3)	Net cash proceeds raised in the conversion equal to gross proceeds of $859.6 million, less offering expenses of $10.4 million, the purchase of shares by the employee stock ownership plan of $62.3 million, and the assumed purchase of the recognition and retention plan shares of $35.6 million.
(4)	Deferred tax asset resulting from the $30.0 million expense for funding the foundation based on marginal tax rate of 35%.
(5)	At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender, thus resulting in recording a borrowing liability on the balance sheet of NewAlliance Bancshares. At the midpoint, maximum and maximum, as adjusted, the employee stock ownership plan loan is assumed to be funded internally with a loan from NewAlliance Bancshares, thus no borrowing liability would be recorded on the consolidated balance sheet of NewAlliance Bancshares at the midpoint, maximum or maximum, as adjusted.
(6)	Reflects par value of common stock at $0.01 per share based on an offering of 85,962,500 shares and the contribution to the foundation of 3,000,000 shares.
(7)	Net proceeds of stock offering $849.2 million plus shares contributed to NewAlliance Foundation of $30.0 million, net of par value of common stock.
(8)	After-tax impact to retained earnings from the $30.0 million expense for funding NewAlliance Foundation based on a marginal tax rate of 35%.
(9)	Contra-equity account established to reflect unissued shares related to the employee stock ownership plan to purchase 7% of offering including NewAlliance Foundation shares.
(10)	Contra-equity account established to reflect unvested restricted stock related to the recognition and retention plan equal to 4% of offering including NewAlliance Foundation shares.
(11)	Includes cash purchase price paid to holders of Connecticut Bancshares stock in the amount of $606.9 million, non-tax deductible transaction costs of $13.0 million, tax deductible acquisition costs of $63.7 million included in the purchase accounting for the acquisitions, merger charges of $8.4 million related to the acquisitions, $12.1 million of charges incurred by NewAlliance Bancshares, net of cash received from terminating the employee stock ownership plan and recognition and retention of Connecticut Bancshares of $11.3 million.
(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for loans acquired in the acquisition.
(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisitions.
(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(Dollars in thousands, except per share data)
Purchase price per share	$52.00	$25.00
Number of shares acquired	11,105,546	2,667,506
Number of options acquired	1,733,788	427,256
Average exercise price of options	$25.87	$13.04

Cost of purchasing shares	$577,488	$66,688
Cost of purchasing options	45,304	5,110
Tax effect of purchasing options	(15,856)	(1,788)

Purchase price	606,936	70,010	$676,946
Less: acquired shareholders’ equity	(251,560)	(25,550)	(277,110)
Less: recovery of existing employee stock ownership plan contra	(7,444)	—	(7,444)
Less: tax benefit of accelerated RRP vesting	(3,808)	—	(3,808)
Plus: non-tax deductible transaction costs	11,700	1,250	12,950
Plus: taxable purchase accounting adjustments
Tax deductible transaction expenses	52,900	10,750	63,650
Yield adjustment for acquired CDs	16,045	4,862	20,907
Yield adjustment for acquired borrowings	32,810	4,633	37,443
Yield adjustment for acquired loans	(22,949)	(4,693)	(27,642)
Core deposit intangible	(29,127)	(3,145)	(32,272)
Other amortizing intangible assets	1,378	—	1,378
Non-compete agreement intangible	(6,823)	(3,675)	(10,498)
Market value adjustment for bank premises and equipment	(3,894)	(1,439)	(5,333)
Tax effect at 35% marginal tax rate	(14,119)	(2,553)	(16,672)

Goodwill	$382,045	$50,450	$432,495

(15)	Non-compete agreement is an identifiable intangible asset representing the aggregate payments to be made to senior management of Connecticut Bancshares and Alliance Bancorp pursuant to formal agreements. The non-compete agreement asset is amortized into expense on a straight-line basis over the terms of each agreement.
(16)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired deposit bases, calculated as the present value benefit of funding operations with the acquired deposit bases versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 9.5 years for Connecticut Bancshares and 12.5 years for Alliance Bancorp.
(17)	Other amortizing intangible assets of Connecticut Bancshares eliminated in purchase accounting.
(18)	Deferred tax asset of $16.7 million on taxable transaction expenses (see footnote 14) and deferred tax asset of $7.2 million on taxable merger charges (see footnote 23).
(19)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for time deposits acquired in the acquisition. Yield adjustments will be accreted over the lives of the acquired CDs as a reduction in interest expense.
(20)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2003 for borrowings acquired in the acquisition. Yield adjustments will be accreted over the lives of the acquired borrowings as a reduction in interest expense.

(21)	Calculated as follows (in thousands):

Eliminate common stock pursuant to purchase accounting:
Connecticut Bancshares	$(113)
Alliance Bancorp	(29)
Common stock (par value) issued in acquisition	70

Adjustment to common stock	$(72)

(22)	Calculated as follows (in thousands):

Eliminate paid-in capital pursuant to purchase accounting:
Connecticut Bancshares	$(110,345)
Alliance Bancorp	(12,791)
Common stock (par value) issued in acquisition	69,939

Adjustment to common stock	$(53,197)

(23)	Adjustment to reflect the elimination of Connecticut Bancshares and Alliance retained earnings, and the effects of estimated charges, which will be charged to earnings as incurred. Since the estimated charges are non-recurring, they have not been reflected in the pro forma consolidated income statement. The elimination of retained earnings and estimated non-recurring charges consist of the following (in thousands):

Eliminate retained earnings pursuant to purchase accounting:
Connecticut Bancshares	$(149,554)
Alliance Bancorp	(19,183)
Merger charges incurred:
Connecticut Bancshares transaction	(6,321)
Alliance Bancorp transaction	(2,114)
NewAlliance Bancshares	(12,100)
Tax effect at marginal rate of 35%	7,187

Adjustment to retained earnings	$(182,085)

(24)	Calculated as follows (in thousands):

	Employee Stock Ownership Plan	Recognition Plan Shares	Treasury Stock	Accumulated Other Compre- hensive Income
Eliminate the capital account balances of acquired institutions pursuant to purchase accounting:
Connecticut Bancshares	$7,444	$10,880	$5,522	$(15,394)
Alliance Bancorp	—	—	3,109	3,344

Adjustment to capital account	$7,444	$10,880	$8,631	$(12,050)

Unaudited Pro Forma Condensed Consolidated Income Statements

The following table presents pro forma income statement information for the quarter ended June 30, 2003 for NewAlliance Bancshares, Connecticut Bancshares and Alliance Bancorp assuming the sale of 55,250,000 shares at the minimum of the valuation range.

	For the Three Months Ended June 30, 2003
	NewAlliance Bancshares	Pro Forma Conversion Adjustments		NewAlliance Bancshares As Converted	Connecticut Bancshares	Alliance Bancorp	Pro Forma Merger Adjustments		Pro Forma Consolidated
	(In thousands)
Interest and dividend income	$26,220	$—		$26,220	$32,667	$5,454	$(6,483	)(2)	$57,858
Interest expense	(7,515)	—		(7,515)	(12,146)	(2,407)	4,871	(3)	(17,197)

Net interest income before provision for loan losses	18,705	—		18,705	20,521	3,047	(1,612)		40,661
Provision for loan losses	—	—		—	(300)	(6)	—		(306)

Net interest income after provision for loan losses	18,705	—		18,705	20,221	3,041	(1,612)		40,355
Non-interest income	3,562	—		3,562	5,749	1,085	—		10,396
Non-interest expense	(14,169)	(798	)(1)	(14,967)	(14,809)	(2,798)	(1,739	)(4)	(34,313)

Income before provision for income taxes	8,098	(798)		7,300	11,161	1,328	(3,351)		16,438
Provision for income taxes	(2,786)	279		(2,507)	(3,683)	(409)	1,173	(5)	(5,426)

Net income	$5,312	$(519)		$4,793	$7,478	$919	$(2,178)		$11,012

(1)	Employee stock ownership plan loan with a balance of $40.8 million and an amortization period of 30 years straight line. The employee stock ownership plan is assumed to be funded by a third party lender. Employee stock ownership plan expense includes the expense related to issuing shares to employees for the period shown plus interest on the employee stock ownership plan loan at a rate of 4.50%.

(2)	Adjustment to interest income is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Amortization of investments premium from purchase accounting	$(3,263)	$—	$(3,263)
Amortization of loan premium from purchase accounting	(2,700)	(520)	(3,220)

Adjustment to interest income	$(5,963)	$(520)	$(6,483)

(3)	Adjustment to interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Accretion of deposit premium from purchase accounting	$1,815	$533	$2,348
Accretion of borrowings premium from purchase accounting	2,305	218	2,523

Adjustment to interest expense	$4,120	$751	$4,871

(4)	Adjustment to non-interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Backout historical employee stock ownership plan and recognition and retention plan expenses due to termination of plans	$1,302	$—	$1,302
Amortization of non-compete agreements	(897)	(414)	(1,311)
Amortization of new core deposit intangible	(1,537)	(126)	(1,663)
Depreciation adjustment for market value of fixed assets	(49)	(18)	(67)

Adjustment to non-interest expense	$(1,181)	$(558)	$(1,739)

These pro forma non-interest expense adjustments exclude the impact of one-time charges and exclude the impact of the proposed retention and recognition plan. The impact of the proposed retention and recognition plan has been excluded because it has not yet been approved by shareholders, the NewAlliance Bancshares or New Haven Savings Bank Board of Directors or the related Compensation Committees.

(5)	Marginal tax rate of 35%.

The following table presents pro forma income statement information for the quarter ended June 30, 2003 for NewAlliance Bancshares, Connecticut Bancshares and Alliance Bancorp assuming the sale of 85,962,500 shares at the maximum, as adjusted of the valuation range.

	For the Three Months Ended June 30, 2003
	NewAlliance Bancshares	Pro Forma Conversion Adjustments		NewAlliance Bancshares As Converted	Connecticut Bancshares	Alliance Bancorp	Pro Forma Merger Adjustments		Pro Forma Consolidated
	(In thousands)
Interest and dividend income	$26,220	$—		$26,220	$32,667	$5,454	$(6,483	)(2)	$57,858
Interest expense	(7,515)	—		(7,515)	(12,146)	(2,407)	4,871	(3)	(17,197)

Net interest income before provision for loan losses	18,705	—		18,705	20,521	3,047	(1,612)		40,661
Provision for loan losses	—	—		—	(300)	(6)	—		(306)

Net interest income after provision for loan losses	18,705	—		18,705	20,221	3,041	(1,612)		40,355
Non-interest income	3,562	—		3,562	5,749	1,085	—		10,396
Non-interest expense	(14,169)	(518	)(1)	(14,687)	(14,809)	(2,798)	(1,739	)(4)	(34,033)

Income before provision for income taxes	8,098	(518)		7,580	11,161	1,328	(3,351)		16,718
Provision for income taxes	(2,786)	181		(2,605)	(3,683)	(409)	1,173	(5)	(5,524)

Net income	$5,312	$(337)		$4,975	$7,478	$919	$(2,178)		$11,194

(1)	Employee stock ownership plan loan with a balance of $62.3 million, an amortization period of 30 years straight line. Employee stock ownership plan loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for NewAlliance Bancshares. Employee stock ownership plan expense reflects only the expense related to issuing shares to employees for the period shown.

(2)	Adjustment to interest income is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Amortization of investments premium from purchase accounting	$(3,263)	$—	$(3,263)
Amortization of loan premium from purchase accounting	(2,700)	(520)	(3,220)

Adjustment to interest income	$(5,963)	$(520)	$(6,483)

(3)	Adjustment to interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Accretion of deposit premium from purchase accounting	$1,815	$533	$2,348
Accretion of borrowings premium from purchase accounting	2,305	218	2,523

Adjustment to interest expense	$4,120	$751	$4,871

(4)	Adjustment to non-interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Backout historical employee stock ownership plan and recognition and retention plan expenses due to termination of plans	$1,302	$—	$1,302
Amortization of non-compete agreements	(897)	(414)	(1,311)
Amortization of new core deposit intangible	(1,537)	(126)	(1,663)
Depreciation adjustment for market value of fixed assets	(49)	(18)	(67)

Adjustment to non-interest expense	$(1,181)	$(558)	$(1,739)

These pro forma non-interest expense adjustments exclude the impact of one-time charges and exclude the impact of the proposed retention and recognition plan. The impact of the proposed retention and recognition plan has been excluded because it has not yet been approved by shareholders, the NewAlliance Bancshares or New Haven Savings Bank Board of Directors or the related Compensation Committees.

(5)	Marginal tax rate of 35%.

The following table presents pro forma income statement information for the fiscal year ended March 31, 2003 for NewAlliance Bancshares and the fiscal year ended December 31, 2002 for Connecticut Bancshares and Alliance Bancorp assuming the sale of 55,250,000 shares at the minimum of the valuation range.

	Year Ended March 31, 2003 NewAlliance Bancshares	Pro Forma Conversion Adjustments		NewAlliance Bancshares As Converted	Year Ended December 31, 2002		Pro Forma Merger Adjustments		Pro Forma Consolidated
					Connecticut Bancshares	Alliance Bancorp
	(In thousands)
Interest and dividend income	$116,812	$—		$116,812	$140,566	$24,007	$(21,105	)(2)	$260,280
Interest expense	(39,617)	—		(39,617)	(59,908)	(11,459)	17,669	(3)	(93,315)

Net interest income before provision for loan losses	77,195	—		77,195	80,658	12,548	(3,436)		166,965
Provision for loan losses	—	—		—	(1,500)	(348)	—		(1,848)

Net interest income after provision for loan losses	77,195	—		77,195	79,158	12,200	(3,436)		165,117
Non-interest income	18,607	—		18,607	19,026	2,854	—		40,487
Non-interest expense	(59,564)	(3,194	)(1)	(62,758)	(59,609)	(10,153)	(7,853	)(4)	(140,373)

Income before provision for income taxes	36,238	(3,194)		33,044	38,575	4,901	(11,289)		65,231
Provision for income taxes	(12,361)	1,118		(11,243)	(12,626)	(1,443)	3,951	(5)	(21,361)

Net income	$23,877	$(2,076)		$21,801	$25,949	$3,458	$(7,338)		$43,870

(1)	Employee stock ownership plan loan with a balance of $40.8 million and an amortization period of 30 years straight line. The employee stock ownership plan is assumed to be funded by a third party lender. Employee stock ownership plan expense includes expense related to issuing shares to employees for the period shown plus interest on the employee stock ownership plan loan at a rate of 4.50%.

(2)	Adjustment to interest income is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Amortization of investments premium from purchase accounting	$(11,874)	$—	$(11,874)
Amortization of loan premium from purchase accounting	(7,598)	(1,633)	(9,231)

Adjustment to interest income	$(19,472)	$(1,633)	$(21,105)

(3)	Adjustment to interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Accretion of deposit premium from purchase accounting	$5,907	$2,130	$8,037
Accretion of borrowings premium from purchase accounting	8,644	988	9,632

Adjustment to interest expense	$14,551	$3,118	$17,669

(4)	Adjustment to non-interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Backout historical employee stock ownership plan and recognition and retention plan expenses due to termination of plans	$4,233	$—	$4,233
Amortization of non-compete agreements	(3,512)	(1,656)	(5,168)
Amortization of new core deposit intangible	(6,147)	(504)	(6,651)
Depreciation adjustment for market value of fixed assets	(195)	(72)	(267)

Adjustment to non-interest expense	$(5,621)	$(2,232)	$(7,853)

These pro forma non-interest expense adjustments exclude the impact of one-time charges and exclude the impact of the proposed retention and recognition plan. The impact of the proposed retention and recognition plan has been excluded because it has not yet been approved by shareholders, the NewAlliance Bancshares or New Haven Savings Bank Board of Directors or the related Compensation Committees.

(5)	Marginal tax rate of 35%.

The following table presents pro forma income statement information for the fiscal year ended March 31, 2003 for NewAlliance Bancshares and the fiscal year ended December 31, 2002 for Connecticut Bancshares and Alliance Bancorp assuming the sale of 85,962,500 shares at the maximum, as adjusted, of the valuation range.

	Year Ended March 31, 2003 NewAlliance Bancshares	Pro Forma Conversion Adjustments		NewAlliance Bancshares As Converted	Year Ended December 31, 2002		Pro Forma Merger Adjustments		Pro Forma Consolidated
					Connecticut Bancshares	Alliance Bancorp
	(In thousands)
Interest and dividend income	$116,812	$—		$116,812	$140,566	$24,007	$(21,105	)(2)	$260,280
Interest expense	(39,617)	—		(39,617)	(59,908)	(11,459)	17,669	(3)	(93,315)

Net interest income before provision for loan losses	77,195	—		77,195	80,658	12,548	(3,436)		166,965
Provision for loan losses	—	—		—	(1,500)	(348)	—		(1,848)

Net interest income after provision for loan losses	77,195	—		77,195	79,158	12,200	(3,436)		165,117
Non-interest income	18,607	—		18,607	19,026	2,854	—		40,487
Non-interest expense	(59,564)	(2,075	)(1)	(61,639)	(59,609)	(10,153)	(7,853	)(4)	(139,254)

Income before provision for income taxes	36,238	(2,075)		34,163	38,575	4,901	(11,289)		66,350
Provision for income taxes	(12,361)	726		(11,635)	(12,626)	(1,443)	3,951	(5)	(21,753)

Net income	$23,877	$(1,349)		$22,528	$25,949	$3,458	$(7,338)		$44,597

(1)	Employee stock ownership plan loan with a balance of $62.3 million, an amortization period of 30 years straight line. The employee stock ownership plan loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for NewAlliance Bancshares. Employee stock ownership plan expense reflects only the expense related to issuing shares to employees for the period shown.

(2)	Adjustment to interest income is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Amortization of investments premium from purchase accounting	$(11,874)	$—	$(11,874)
Amortization of loan premium from purchase accounting	(7,598)	(1,633)	(9,231)

Adjustment to interest income	$(19,472)	$(1,633)	$(21,105)

(3)	Adjustment to interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Accretion of deposit premium from purchase accounting	$5,907	$2,130	$8,037
Accretion of borrowings premium from purchase accounting	8,644	988	9,632

Adjustment to interest expense	$14,551	$3,118	$17,669

(4)	Adjustment to non-interest expense is calculated as follows:

	Connecticut Bancshares	Alliance Bancorp	Combined
	(In thousands)
Backout historical employee stock ownership plan and recognition and retention plan expenses due to termination of plans	$4,233	$—	$4,233
Amortization of non-compete agreements	(3,512)	(1,656)	(5,168)
Amortization of new core deposit intangible	(6,147)	(504)	(6,651)
Depreciation adjustment for market value of fixed assets	(195)	(72)	(267)

Adjustment to non-interest expense	$(5,621)	$(2,232)	$(7,853)

These pro forma non-interest expense adjustments exclude the impact of one-time charges and exclude the impact of the new proposed retention and recognition plan. The impact of the proposed retention and recognition plan has been excluded because it has not yet been approved by shareholders, the NewAlliance Bancshares or New Haven Savings Bank Board of Directors or the related Compensation Committees.

(5)	Marginal tax rate of 35%.

Additional Pro Forma Data

The actual net proceeds from the sale of NewAlliance Bancshares common stock in the conversion offering cannot be determined until the conversion is completed. However, the conversion offering net proceeds are currently estimated to be between $545.0 million and $738.2 million, or up to $849.2 million at the maximum, as adjusted, in the event the offering range is increased by approximately 15%, based upon the following assumptions:

•	NewAlliance Bancshares will sell all shares of common stock in the subscription offering;

•	NewAlliance Bancshares’ employee stock ownership plan will purchase 7% of the shares of common stock sold in the conversion offering, including shares contributed to the NewAlliance Foundation. At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender. At the maximum, as adjusted of the offering range, the employee stock ownership plan is assumed to be funded internally with a loan from NewAlliance Bancshares;

•	NewAlliance Bancshares’ recognition and retention plan will purchase 4% of the shares of common stock sold in the conversion offering, including shares contributed to the NewAlliance Foundation in open market purchases assuming a price of $10.00 per share. Recognition and retention plan purchases will be made only after receiving shareholder approval for such plans;

•	NewAlliance Bancshares will make a contribution to the NewAlliance Foundation amounting to 3,000,000 shares of its common stock with an assumed value of $10.00 per share;

•	Expenses of the conversion offering, other than the fees to be paid to Ryan Beck & Co., Inc., are estimated to be $2.4 million;

•	Ryan Beck & Co., Inc. will receive a management fee of $100,000 plus fees equal to 1.0% of the aggregate purchase price of the shares of stock sold in the conversion offering, excluding any shares purchased by any employee benefit plans, and any of NewAlliance Bancshares’ directors, officers or employees or members of their immediate families;

•	7,000,914 exchange shares and 7,013,095 exchange shares will be issued at March 31, 2003 and June 30, 2003, respectively, to Alliance shareholders in the acquisition; and

•	The cash required to fund the acquisitions of Connecticut Bancshares and Alliance was $692.8 million and $674.5 million as of March 31, 2003 and June 30, 2003.

NewAlliance Bancshares has prepared the following tables, which set forth New Haven Savings Bank’s historical consolidated net income and shareholders’ equity in combination with Connecticut Bancshares and Alliance prior to the conversion, and NewAlliance Bancshares’ pro forma consolidated net income and shareholders’ equity following the conversion and acquisition of Connecticut Bancshares and Alliance. In preparing these tables and in calculating pro forma data, the following assumptions have been made:

•	Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period and the net proceeds, if any, had been invested at an average yield of 1.09% and 1.19% for the three months ended June 30, 2003 and the year ended March 31, 2003, respectively, which approximates the yield on a one-year U.S. Treasury bill adjusted to a constant maturity (CMT) on June 30, 2003 and March 31, 2003, respectively;

•	The pro forma after-tax yield on the net proceeds from the conversion offering is assumed to be 0.71% and 0.77% for the three months ended June 30, 2003 and the year ended March 31, 2003, respectively, based on a marginal tax rate of 35.00%;

•	No withdrawals were made from New Haven Savings Bank’s deposit accounts for the purchase of shares in the conversion offering;

•	Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock issued in the conversion, issued to Alliance shareholders and issued to the NewAlliance Foundation, as adjusted in the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan;

•	Pro forma shareholders’ equity amounts have been calculated as if NewAlliance Bancshares common stock had been sold in the conversion offering on June 30, 2003 and March 31, 2003, respectively, and, accordingly, no effect has been given to the assumed earnings effect of the transactions; and

•	Pro forma tangible shareholders’ equity amounts have been calculated by subtracting the estimated balances of intangible assets from pro forma shareholders’ equity; intangible assets include identifiable intangible assets such as core deposit intangible and non-compete agreements and goodwill.

The following pro forma information may not be representative of the financial effects of the conversion at the date on which the conversion and the acquisitions actually occur and should not be taken as indicative of future results of operations. Pro forma shareholders’ equity represents the difference between the stated amount of NewAlliance Bancshares assets and liabilities computed in accordance with generally accepted accounting principles used in the United States. Shareholders’ equity does not give effect to intangible assets in the event of a liquidation. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

The tables do not reflect the possible issuance of additional shares equal to 10% of the common stock sold in the conversion to be reserved for future issuance pursuant to NewAlliance Bancshares proposed stock option plan, nor does book value give any effect to the liquidation account to be established for the benefit of eligible account holders and supplemental eligible account holders. See “MANAGEMENT OF NEWALLIANCE BANCSHARES AND NEW HAVEN SAVINGS BANK—Future Benefit Plans” on page      and “THE CONVERSION AND THE OFFERING—Effects Of The Conversion—Liquidation Account ” on page      . The tables do give effect to the stock recognition and retention plan, which NewAlliance Bancshares expects to adopt following the conversion and present, together with the stock option plan, to its shareholders for approval at a meeting to be held at least six months after the conversion and the acquisitions are completed. If approved by shareholders, the stock recognition and retention plan intends to acquire an amount of common stock equal to 4% of the shares of common stock sold in the conversion offering, including the shares contributed to the NewAlliance Foundation, either through open market purchases, if permissible, or from authorized but unissued shares of common stock. The table assumes that shareholder approval has been obtained and that the shares acquired by the stock recognition and retention plan are purchased in the open market at $10.00 per share. There can be no assurance that shareholder approval of the stock recognition and retention plan will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share.

The tables on the following pages present historical data of New Haven Savings Bank, Connecticut Bancshares and Alliance (as defined in the footnotes to the table), and NewAlliance Bancshares’ pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of the common stock following the conversion and the acquisitions.

PRO FORMA TABLE (June 30, 2003)

	Minimum 55,250,000 $10.00 per share	Midpoint 65,000,000 $10.00 per share	Maximum 74,750,000 $10.00 per share	Maximum As Adjusted 85,962,500 $10.00 per share(1)
	(In thousands, except per share data)
Gross proceeds	$552,500	$650,000	$747,500	$859,625
Plus: shares issued to NewAlliance Foundation(2)	30,000	30,000	30,000	30,000
Plus: shares issued to Alliance(3)	70,131	70,131	70,131	70,131

Pro Forma Market Capitalization	$652,631	$750,131	$847,631	$959,756

Gross proceeds	$552,500	$650,000	$747,500	$859,625
Less: conversion expenses	(7,549)	(8,446)	(9,343)	(10,374)

Estimated net proceeds	544,951	641,554	738,157	849,251
Less: common stock acquired by employee stock ownership plan(4)	—	(47,600)	(54,425)	(62,274)
Less: common stock acquired by recognition and retention plan(5)	(23,300)	(27,200)	(31,100)	(35,585)

Estimated net proceeds as adjusted	$521,651	$566,754	$652,632	$751,392

Estimated acquisition cash costs(6)	$(674,477)	$(674,477)	$(674,477)	$(674,477)

For the Three Months ended June 30, 2003
Net income
Historical net income(9)	$11,531	$11,531	$11,531	$11,531
Pro forma interest income on net proceeds	924	1,004	1,156	1,331
Pro forma expense of financing acquisition cash costs	(1,196)	(1,196)	(1,196)	(1,196)
Pro forma employee stock ownership plan adjustment(4)	(519)	(258)	(295)	(337)
Pro forma recognition and retention plan adjustment(5)	(757)	(884)	(1,011)	(1,157)

Pro forma net income	$9,983	$10,197	$10,185	$10,172

Per share net income
Historical net income	$0.18	$0.17	$0.15	$0.12
Pro forma interest income on net proceeds	0.02	0.01	0.01	0.01
Pro forma expense of financing acquisition cash costs	(0.02)	(0.02)	(0.02)	(0.01)
Pro forma employee stock ownership plan adjustment(4)	(0.01)	—	—	—
Pro forma recognition and retention plan adjustment(5)	(0.01)	(0.01)	(0.01)	(0.01)

Pro forma net income per share	$0.16	$0.15	$0.13	$0.11

Shares used for calculating pro forma earnings per share(7)	61,219,574	70,292,761	79,365,949	89,800,115

Stock price as a multiple of pro forma earnings per share	15.63	16.67	19.23	22.73
At June 30, 2003
Shareholders’ equity:
Historical shareholders’ equity(10)	$458,900	$458,900	$458,900	$458,900
Estimated net proceeds	544,951	641,554	738,157	849,251
Plus: tax benefit of shares issued to NewAlliance Foundation (2)	10,500	10,500	10,500	10,500
Plus: shares issued to NewAlliance Foundation(2)	30,000	30,000	30,000	30,000
Less: shares issued to NewAlliance Foundation(2)	(30,000)	(30,000)	(30,000)	(30,000)
Less: common stock acquired by employee stock ownership plan(4)	(40,775)	(47,600)	(54,425)	(62,274)
Less: common stock acquired by recognition and retention plan(5)	(23,300)	(27,200)	(31,100)	(35,585)

Pro forma shareholders’ equity	950,276	1,036,154	1,122,032	1,220,792
Intangible assets(8)	(483,069)	(483,069)	(483,069)	(483,069)

Pro forma tangible shareholders’ equity	$467,207	$553,085	$638,963	$737,723

Shareholders’ equity per share
Historical	$7.03	$6.11	$5.42	$4.78
Estimated net proceeds	8.35	8.55	8.71	8.85
Plus: tax benefit of shares issued to NewAlliance Foundation(2)	0.16	0.14	0.12	0.11
Plus: shares issued to NewAlliance Foundation(2)	0.46	0.40	0.35	0.31
Less: shares issued to NewAlliance Foundation(2)	(0.46)	(0.40)	(0.35)	(0.31)
Less: common stock acquired by employee stock ownership plan(4)	(0.62)	(0.63)	(0.64)	(0.65)
Less: common stock acquired by recognition and retention plan(5)	(0.36)	(0.36)	(0.37)	(0.37)

Pro forma shareholders’ equity per share	14.56	13.81	13.24	12.72
Intangible assets(8)	(7.40)	(6.44)	(5.70)	(5.03)

Pro forma tangible shareholders’ equity per share	$7.16	$7.37	$7.54	$7.69

Shares used for pro forma shareholders’ equity per share(7)	65,263,095	75,013,095	84,763,095	95,975,595

Offering price as a percentage of equity per share	68.68%	72.41%	75.53%	78.62%

Offering price as a percentage of tangible equity per share(8)	139.66%	135.69%	132.63%	130.04%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimate valuation range of up to 15% as a result of regulatory considerations, demand for the shares, or changes in market or general financial and economic conditions following the commencement of the offering.
(2)	NewAlliance Bancshares will make a contribution to the NewAlliance Foundation amounting to 3,000,000 shares of its common stock. The pro forma net income does not take into account the non-recurring expense that will be recognized in 2004 as a result of the establishment of the NewAlliance Foundation. NewAlliance Bancshares will recognize a tax benefit of $10.5 million and an after tax expense of $19.5 million related to the contribution to the NewAlliance Foundation .
(3)	Assumes 7,013,095 shares of NewAlliance Bancshares common stock will be issued to Alliance shareholders in the acquisition as of June 30, 2003.
(4)	It is assumed that the employee stock ownership plan will purchase 7% of the shares sold in the offering, including shares issued to the NewAlliance Foundation. At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender. Our total annual payment of the employee stock ownership plan debt is based upon 30 equal installments of principal, with an assumed interest rate of 4.5%. At the midpoint, maximum and adjusted maximum of the valuation range, the employee stock ownership plan is assumed to be funded internally with a loan from NewAlliance Bancshares. New Haven Savings Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and the interest requirement of the debt. New Haven Savings Bank’s total annual payments on the employee stock ownership plan debt is based upon 30 equal installments of principal and interest. The pro forma adjustments assume the employee stock ownership plan shares are allocated in equal installments based on the number of loan repayment installments assumed to be paid by New Haven Savings Bank, the fair value of the common stock remains that the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 35%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders equity. No reinvestment rate is assumed on the proceeds contributed to the fund the employee stock ownership plan. The pro forma net income further assumes (i) that 33,979, 39,667, 45,354 and 51,895 shares were committed to be released during the period at the minimum, midpoint, maximum and the adjusted maximum of the offering range, respectively, and (ii) only the employee stock ownership plan shares committed to be release during the period were considered outstanding for purposes of net income per share calculations.
(5)	If approved by our shareholders, the recognition and retention plan intends to acquire a number of shares of common stock equal to 4% of the shares of common stock sold in the offering and issued to the NewAlliance Foundation or 2,330,000, 2,760,000, 3,110,000 and 3,558,500 shares of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range, respectively. Shareholder approval of the plan and purchases by the plan may not occur earlier than six months after the completion of the conversion. The recognition and retention plan shares can either be bought through open market purchases, if permissible, or from authorized but unissued shares of common stock or treasury stock of NewAlliance Bancshares, if any. Funds used by the recognition and retention plan to purchase the shares will be contributed to the plan by New Haven Savings Bank. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the recognition and retention plan at the beginning of the period purchased in the open market at $10.00 per share and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of common stock to the recognition and retention plan instead of open market purchases would dilute the voting interests of existing shareholders by approximately 3.6%.
(6)	Represents the cash purchase price of Connecticut Bancshares, transaction expenses related to both the Connecticut Bancshares and Alliance acquisitions, cash merger expenses of NewAlliance Bancshares and repayment of the existing employee stock ownership plan loan and accelerated vesting of the MRP of Connecticut Bancshares as follows:

(In Thousands)
Acquisition of Connecticut Bancshares	$587,783
Transaction expenditures	76,600
Merger expenses	20,535
Terminate plans of Connecticut Bancshares	(10,441)

Total acquisition cash costs	$674,477

(7)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which is expected to be adopted following the conversion and presented to shareholders for approval not earlier than six months after the completion of the conversion. If shareholders approve the stock option plan, a number of shares equal to 10% of the common stock sold in the offering and issued to the NewAlliance Foundation, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing shareholders’ interests by approximately 7.8%.
(8)	Equity is adjusted to exclude $483.1 million of goodwill and other intangibles pro forma the acquisitions as of June 30, 2003.
(9)	Historical net income includes the historical net income of New Haven Savings Bank, Connecticut Bancshares and Alliance, and the impact of the recurring purchase accounting adjustments.
(10)	Historical shareholders’ equity includes the historical equity of New Haven Savings Bank and the impact of the Connecticut Bancshares and Alliance acquisitions.

PRO FORMA TABLE (March 31, 2003)

	Minimum 55,250,000 $10.00 per share	Midpoint 65,000,000 $10.00 per share	Maximum 74,750,000 $10.00 per share	Maximum As Adjusted 85,962,500 $10.00 per share(1)
	In thousands, except per share data
Gross proceeds	$552,500	$650,000	$747,500	$859,625
Plus: shares issued to the NewAlliance Foundation(2)	30,000	30,000	30,000	30,000
Plus: shares issued to Alliance(3)	70,009	70,009	70,009	70,009

Pro forma market valuation	$652,509	$750,009	$847,509	$959,634

Gross proceeds	$552,500	$650,000	$747,500	$859,625
Less: conversion expenses	(7,549)	(8,446)	(9,343)	(10,374)

Estimated net proceeds	544,951	641,554	738,157	849,251
Less: common stock acquired by employee stock ownership plan(4)	—	(47,600)	(54,425)	(62,274)
Less: common stock acquired by recognition and retention plan(5)	(23,300)	(27,200)	(31,100)	(35,585)

Estimated net proceeds	$521,651	$566,754	$652,632	$751,392

Estimated acquisition cash costs(6)	$(692,819)	$(692,679)	$(692,819)	$(692,819)

For the Year Ended March 31, 2003
Consolidated net income
Historical net income(9)	$45,947	$45,947	$45,947	$45,947
Pro forma interest income on net proceeds	4,035	4,384	5,048	5,812
Pro forma expense of financing acquisition cash costs	(5,366)	(5,366)	(5,366)	(5,366)
Pro forma employee stock ownership plan adjustment(4)	(2,076)	(1,031)	(1,179)	(1,349)
Pro forma recognition and retention plan adjustment(5)	(3,029)	(3,536)	(4,043)	(4,626)

Pro forma net income	$39,511	$40,398	$40,407	$40,418

Per share net income (reflects SOP 93-6)
Historical	$0.74	$0.65	$0.58	$0.51
Pro forma interest income on net proceeds	0.07	0.06	0.06	0.06
Pro forma expense of financing acquisition cash costs	(0.09)	(0.08)	(0.07)	(0.06)
Pro forma employee stock ownership plan adjustment	(0.03)	(0.01)	(0.01)	(0.01)
Pro forma recognition and retention plan adjustment	(0.05)	(0.05)	(0.05)	(0.05)

Pro forma net income per share	$0.64	$0.57	$0.51	$0.45

Shares used for calculating pro forma earnings per share(7)	61,309,330	70,399,580	79,489,830	89,943,618

Stock price as a multiple of pro forma earnings per share	15.63	17.54	19.61	22.22
At March 31, 2003
Shareholders’ equity:
Historical shareholders’ equity(10)	$452,811	$452,811	$452,811	$452,811
Estimated net proceeds	544,951	641,554	738,157	849,251
Plus: tax benefit of shares issued to NewAlliance Foundation(2)	10,500	10,500	10,500	10,500
Plus: shares issued to NewAlliance Foundation(2)	30,000	30,000	30,000	30,000
Less: shares issued to NewAlliance Foundation(2)	(30,000)	(30,000)	(30,000)	(30,000)
Less: common stock acquired by employee stock ownership plan(4)	(40,775)	(47,600)	(54,425)	(62,274)
Less: common stock acquired by recognition and retention plan(5)	(23,300)	(27,200)	(31,100)	(35,585)

Pro forma shareholders’ equity	944,187	1,030,065	1,115,943	1,214,703
Intangible assets(8)	(503,746)	(503,746)	(503,746)	(503,746)

Pro forma tangible shareholders’ equity	$440,441	$526,319	$612,197	$710,957

Shareholders’ equity per share
Historical	$6.94	$6.04	$5.34	$4.72
Estimated net proceeds	8.35	8.54	8.72	8.85
Plus: tax benefit of shares issued to NewAlliance Foundation(2)	0.16	0.14	0.12	0.11
Plus: shares issued to NewAlliance Foundation(2)	0.46	0.40	0.35	0.31
Less: shares issued to NewAlliance Foundation(2)	(0.46)	(0.40)	(0.35)	(0.31)
Less: common stock acquired by employee stock ownership plan(4)	(0.62)	(0.63)	(0.64)	(0.65)
Less: common stock acquired by recognition and retention plan(5)	(0.36)	(0.36)	(0.37)	(0.37)

Pro forma shareholders’ equity per share	14.47	13.73	13.17	12.66
Intangible assets(8)	(7.72)	(6.72)	(5.94)	(5.25)

Pro forma tangible shareholders’ equity per share	$6.75	$7.01	$7.23	$7.41

Shares used for pro forma shareholders’ equity per share(7)	65,250,914	75,000,914	84,750,914	95,963,414

Offering price as a percentage of equity per share	69.11%	72.83%	75.93%	78.99%

Offering price as a percentage of tangible equity per share(8)	148.15%	142.65%	138.31%	134.95%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimate valuation range of up to 15% as a result of regulatory considerations, demand for the shares, or changes in market or general financial and economic conditions following the commencement of the offering.
(2)	NewAlliance Bancshares will make a contribution to the NewAlliance Foundation amounting to 3,000,000 shares of its common stock. The pro forma net income does not take into account the non-recurring expense that will be recognized in 2004 as a result of the establishment of the NewAlliance Foundation. NewAlliance Bancshares will recognize a tax benefit of $10.5 million and an after tax expense of $19.5 million related to the contribution to the NewAlliance Foundation .
(3)	Assumes 7,000,914 shares of NewAlliance Bancshares common stock will be issued to Alliance shareholders in the acquisition as of March 31, 2003.
(4)	It is assumed that the employee stock ownership plan will purchase 7% of the shares sold in the offering, including shares issued to the NewAlliance Foundation. At the minimum of the offering range, the employee stock ownership plan is assumed to borrow funds from a third party lender. Our total annual payment of the employee stock ownership plan debt is based upon 30 equal installments of principal, with an assumed interest rate of 4.5%. At the midpoint, maximum and maximum, as adjusted, the employee stock ownership plan is assumed to be funded internally with a loan from NewAlliance Bancshares. New Haven Savings Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and the interest requirement of the debt. New Haven Savings Bank’s total annual payments on the employee stock ownership plan debt is based upon 30 equal installments of principal and interest. The pro forma adjustments assume the employee stock ownership plan shares are allocated in equal installments based on the number of loan repayment installments assumed to be paid by New Haven Savings Bank, the fair value of the common stock remains that the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 35%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders equity. No reinvestment rate is assumed on the proceeds contributed to the fund the employee stock ownership plan. The pro forma net income further assumes (i) that 135,917, 158,667, 181,417 and 207,579 shares were committed to be released during the period at the minimum, midpoint, maximum and the adjusted maximum of the offering range, respectively, and (ii) only the employee stock ownership plan shares committed to be release during the period were considered outstanding for purposes of net income per share calculations.
(5)	If approved by our shareholders, the recognition and retention plan intends to acquire a number of shares of common stock equal to 4% of the shares of common stock sold in the offering and issued to the NewAlliance Foundation or 2,330,000, 2,760,000, 3,110,000 and 3,558,500 shares of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range, respectively. Shareholder approval of the plan and purchases by the plan may not occur earlier than six months after the completion of the conversion. The recognition and retention plan shares can either be bought through open market purchases, if permissible, or from authorized but unissued shares of common stock or treasury stock of NewAlliance Bancshares, if any. Funds used by the recognition and retention plan to purchase the shares will be contributed to the plan by New Haven Savings Bank. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the recognition and retention plan at the beginning of the period purchased in the open market at $10.00 per share and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of common stock to the recognition and retention plan instead of open market purchases would dilute the voting interests of existing shareholders by approximately 3.6%.
(6)	Represents the cash purchase price of Connecticut Bancshares, transaction expenses related to both the Connecticut Bancshares and Alliance acquisitions, cash merger expenses of NewAlliance Bancshares and repayment of the existing employee stock ownership plan loan and accelerated vesting of the recognition and retention plan of Connecticut Bancshares as follows:

(In Thousands)
Acquisition of Connecticut Bancshares	$606,936
Transaction expenditures	76,600
One-time merger expenses	20,535
Terminate plans of Connecticut Bancshares	(11,252)

Total acquisition cash costs	$692,819

(7)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which is expected to be adopted following the conversion and presented to shareholders for approval not earlier than six months after the completion of the conversion. If shareholders approve the stock option plan, a number of shares equal to 10% of the common stock sold in the offering and issued to the NewAlliance Foundation, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing shareholders’ interests by approximately 7.8%.
(8)	Equity is adjusted to exclude $503.7 million of goodwill and other intangibles pro forma the acquisitions as of March 31, 2003.
(9)	Historical net income includes the historical net income of New Haven Savings Bank, Connecticut Bancshares and Alliance, and the impact of the recurring purchase accounting adjustments.
(10)	Historical shareholders’ equity includes the historical equity of New Haven Savings Bank and the impact of the Connecticut Bancshares and Alliance acquisitions.

COMPARISON OF INDEPENDENT VALUATION AND PRO FORMA FINANCIAL

INFORMATION WITH AND WITHOUT NEWALLIANCE FOUNDATION

As set forth in the following table, if NewAlliance Bancshares was not making a contribution to the foundation as part of the conversion, RP Financial estimates that the pro forma valuation of NewAlliance Bancshares would be greater, which would increase the amount of common stock offered for sale in the conversion offering. Without the foundation, the amount of common stock offered for sale in the conversion offering at the midpoint of the offering range would be approximately $30.0 million greater. If the foundation were not established, there is no assurance that the appraisal prepared at the time of conversion would conclude that the pro forma market value of NewAlliance Bancshares would be the same as the estimate set forth in the table below. The information presented in the following table is for comparative purposes only. It assumes that the conversion was completed at June 30, 2003. It shows gross proceeds of $650.0 million (the midpoint of the valuation range), offering expenses of $8.4 million, and establishment of an employee stock ownership plan and recognition and retention plan that will acquire 7% and 4%, respectively, of the gross proceeds plus the foundation shares. The employee stock ownership plan will purchase shares in the offering and open market. The recognition and retention plan will purchase shares in the open market after receiving shareholder approval. Open market purchases are assumed at $10.00 per share. The table also shows comparative information assuming no foundation and gross proceeds of $680.0 million.

	At the Minimum of the Offering Range		At the Midpoint of the Offering Range		At the Maximum of the Offering Range		At the Maximum, as Adjusted of the Offering Range
	With Foundation	No Foundation	With Foundation	No Foundation	With Foundation	No Foundation	With Foundation	No Foundation
	(Dollars in thousands, except per share amounts)
Estimated offering amount(1)	$552,500	$578,000	$650,000	$680,000	$747,500	$782,000	$859,625	$899,300
Pro forma market capitalization(2)	$652,631	$648,131	$750,131	$750,131	$847,631	$852,131	$959,756	$969,431
Pro forma total assets(3)	$5,864,959	$5,879,904	$5,910,062	$5,929,286	$5,995,940	$6,019,128	$6,094,700	$6,122,446
Pro forma total liabilities(4)	$4,914,683	$4,914,368	$4,873,908	$4,873,908	$4,873,908	$4,873,908	$4,873,908	$4,873,908
Pro forma shareholders’ equity	$950,276	$965,536	$1,036,154	$1,055,378	$1,122,032	$1,145,220	$1,220,792	$1,248,538
Pro forma net income(5)	$9,983	$10,038	$10,197	$10,250	$10,185	$10,237	$10,172	$10,224
Pro forma shareholders’ equity per share	$14.56	$14.90	$13.81	$14.07	$13.24	$13.44	$12.72	$12.88
Pro forma tangible shareholders’ equity per share	$7.16	$7.45	$7.37	$7.63	$7.54	$7.77	$7.69	$7.90
Pro forma net income per share(5)	$0.16	$0.17	$0.15	$0.15	$0.13	$0.13	$0.11	$0.11
Pro Forma Pricing Ratios
Offering price as a percent of pro forma shareholders’ equity per share	68.68%	67.11%	72.41%	71.07%	75.53%	74.40%	78.62%	77.64%
Offering price as a percent of pro forma tangible shareholders’ equity per share	139.66%	134.23%	135.69%	131.06%	132.63%	128.70%	130.04%	126.58%
Offering price as a multiple of pro forma net income per share(6)	15.63	14.71	16.67	16.67	19.23	19.23	22.73	22.73
Offering price to assets	11.13%	11.02%	12.69%	12.65%	14.13%	14.16%	15.75%	15.83%
Pro Forma Financial Ratios
Return on assets(7)	0.68%	0.68%	0.69%	0.69%	0.68%	0.68%	0.67%	0.67%
Return on shareholders’ equity(8)	4.20%	4.16%	3.94%	3.88%	3.63%	3.58%	3.33%	3.28%
Shareholders’ equity to assets	16.20%	16.42%	17.53%	17.80%	18.71%	19.03%	20.03%	20.39%
Tangible shareholders’ equity to assets	8.68%	8.94%	10.19%	10.51%	11.59%	11.97%	13.15%	13.58%

(1)	Gross proceeds of the stock offering, based on the midpoint of the preliminary pro forma valuation prepared by RP Financial.
(2)	Gross proceeds of the stock offering, plus shares issued to the foundation and shares issued to holders of Alliance Bancorp stock and options in the acquisition.
(3)	Pro forma total assets are equal to NewAlliance Bancshares’ total assets at June 30, 2003, plus estimated net proceeds and the tax benefit created by the shares issued to the foundation, plus the assets of Connecticut Bancshares and Alliance Bancorp, as adjusted to reflect acquisition and purchase accounting adjustments.
(4)	Pro forma total liabilities are equal to NewAlliance Bancshares’ total liabilities at June 30, 2003, plus the liabilities assumed through the acquisition of Connecticut Bancshares and Alliance Bancorp, as adjusted to reflect acquisition and purchase accounting adjustments.
(5)	Pro forma earnings per share for the three months ended June 30, 2003. If the contribution to the foundation had been expensed during the three months ended June 30, 2003, NewAlliance Bancshares would have incurred a net loss.
(6)	Offering price of $10.00 per share divided by annualized pro forma net income per share.
(7)	If the contribution to the foundation had been expensed during the three months ended June 30, 2003, annualized pro forma return on assets would have been negative 0.67%, negative 0.65%, negative 0.64% and negative 0.63% at the minimum, midpoint, maximum, and maximum, as adjusted, respectively.
(8)	If the contribution to the foundation had been expensed during the three months ended June 30, 2003, annualized pro forma return on equity would have been negative 4.13%, negative 3.71%, negative 3.43% and negative 3.15% at the minimum, midpoint, maximum, and maximum, as adjusted, respectively.

BUSINESS OF NEWALLIANCE BANCSHARES

General

NewAlliance Bancshares was organized as a Delaware business corporation at the direction of New Haven Savings Bank in September 2003 to become the holding company for New Haven Savings Bank upon the completion of the conversion. As a result of the conversion, New Haven Savings Bank will be a wholly owned subsidiary of NewAlliance Bancshares. NewAlliance Bancshares will facilitate the Connecticut Bancshares and Alliance acquisitions.

Business

Upon completion of the conversion, NewAlliance Bancshares’ business activity will be the ownership of the outstanding capital stock of New Haven Savings Bank and investment management of the proceeds retained from the conversion. NewAlliance Bancshares, as the holding company of New Haven Savings Bank will be regulated by the Federal Reserve Board and will be authorized to pursue other business activities permitted by applicable laws and regulations for bank holding companies, which may include the acquisition of banking and financial services companies. We expect that NewAlliance Bancshares may seek status as a “financial holding company” in the near future which will allow NewAlliance Bancshares to become involved in additional activities as permitted pursuant to the Gramm-Leach-Bliley Act of 1999. See “REGULATION AND SUPERVISION—Holding Company Regulation” on page      for a discussion of the activities that are permitted for bank holding companies. There are no current plans, arrangements, agreements or understandings, written or oral, regarding any acquisition transaction other than the Connecticut Bancshares and Alliance acquisitions.

Initially, NewAlliance Bancshares will neither own or lease any property, but will instead use the premises, equipment and furniture of New Haven Savings Bank with the payment of appropriate fees, as required by applicable laws and regulations. NewAlliance Bancshares’ cash flow will depend on earnings from the investment of any net proceeds we retain from the conversion, from any funds acquired from Connecticut Bancshares and Alliance, and dividends received from New Haven Savings Bank. At the present time, we intend to employ only persons who are officers of New Haven Savings Bank to serve as officers of NewAlliance Bancshares. We will, however, use the support staff of New Haven Savings Bank from time to time. These persons will not be employed by NewAlliance Bancshares. NewAlliance Bancshares may hire additional employees, as appropriate, to the extent it expands its business in the future.

Since NewAlliance Bancshares will own all of the outstanding capital stock of New Haven Savings Bank after the conversion, the competitive conditions applicable to NewAlliance Bancshares will be the same as those confronting New Haven Savings Bank. See “BUSINESS OF NEW HAVEN SAVINGS BANK—Market Area” on page      and “BUSINESS OF NEW HAVEN SAVINGS BANK—Competition” on page     .

BUSINESS OF NEW HAVEN SAVINGS BANK

General

New Haven Savings Bank was founded in 1838 as a Connecticut-chartered mutual savings bank. New Haven Savings Bank is regulated by the State of Connecticut Department of Banking and the Federal Deposit Insurance Corporation. New Haven Savings Bank deposits are insured to the maximum allowable amount by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. New Haven Savings Bank has been a member of the Federal Home Loan Bank System since 1974.

New Haven Savings Bank is a traditional savings bank, specializing in the acceptance of retail deposits from the general public in the areas surrounding its 36 banking offices and using those funds, together with funds generated from operations and borrowings, to originate residential mortgage loans, commercial and commercial real estate loans and consumer loans, primarily home equity loans and lines of credit.

New Haven Savings Bank retains in its portfolio loans that it originates except fixed-rate residential loans which will amortize over more than 15 years, which are generally sold in the secondary market, while generally retaining the servicing rights. See “Lending Activities” on page     . New Haven Savings Bank also invests in mortgage-backed securities and debt securities and other permissible investments. New Haven Saving Bank’s revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on investment and mortgage-backed securities. New Haven Savings Bank’s primary sources of funds are deposits, principal and interest payments on loans, investments and mortgage-backed securities and advances from the Federal Home Loan Bank.

New Haven Savings Bank’s results of operations depend to a large degree on its net interest income, which is the difference between interest income from loans and investments and interest expense for deposits and borrowings. See “RISK FACTORS—Changes In Interest Rates Could Adversely Affect Our Results Of Operations And Financial Condition, Particularly After the Acquisitions” on page     .

Peyton R. Patterson was hired as Chairman, President and Chief Executive Officer in January 2002. Ms. Patterson brings substantial retail and management experience from her previous executive positions at larger banks headquartered in Philadelphia, Pennsylvania and New York City. Ms. Patterson has developed an experienced and diverse senior officer team, comprised of individuals with a mix of significant experience in the New Haven and Connecticut markets, and from larger bank experience in the New York City market. In addition to traditional line responsibilities, New Haven Savings Bank has created new senior officer positions for Chief Credit Officer and Chief Risk Officer.

New Haven Savings Bank believes that these management enhancements will enable New Haven Savings Bank to effectively grow the franchise, beginning with the Connecticut Bancshares and Alliance acquisitions. The acquisitions of Connecticut Bancshares and Alliance will increase the percentage of our loan portfolio to total assets. This increase is consistent with our plan to increase the amount of higher yielding assets in a controlled manner over time. New Haven Savings Bank believes that the existing platform of securities brokerage, insurance and trust services can be expanded into the markets served by Connecticut Bancshares and Alliance. We intend to continue our traditional focus of personal customer service to differentiate ourselves from some of our larger, less personal competitors.

For a description of certain effects of the acquisitions on NewAlliance Bancshares’ and New Haven Savings Bank’s business, see “THE ACQUISITIONS OF CONNECTICUT BANCSHARES AND ALLIANCE” on page     .

Market Area

New Haven Savings Bank is headquartered in New Haven, Connecticut in New Haven County. New Haven Savings Bank’s primary deposit gathering area is concentrated in the communities surrounding its 36 banking offices located in New Haven and Middlesex Counties. New Haven Savings Bank’s lending area is broader than its deposit gathering area and includes the entire State of Connecticut, but most of our loans are made to borrowers in our primary deposit marketing area.

New Haven County is located in the South Central region of Connecticut, approximately 75 miles northeast of New York City and contains the City of New Haven. The region has a diversified mix of industry groups, including insurance and financial services, manufacturing, service, government and retail. The major employers in the area include Yale University, Yale-New Haven Hospital, Hospital of Saint Raphael, SBC Communications, Inc. and The United Illuminating Company.

According to published statistics, New Haven County’s population as of 2000 was approximately 824,000 and consisted of approximately 319,000 households. The population increased approximately 2.5% from 1990. Per capita income in 1999 for New Haven County was approximately $24,500, which was less than the Connecticut average of approximately $29,000 but higher than the national average of $21,500. Median household income in 1999 for New Haven County was approximately $49,000 compared to approximately $54,000 for Connecticut and $42,000 for the United States.

The Connecticut economy has seen a slowdown in activity since the summer of 2002. As of July 2002, the unemployment rate in the state of Connecticut was 4.4% as compared to the national unemployment rate of 5.9%. By July 2003, the Connecticut unemployment rate had increased to 5.2% while the national unemployment rate had increased to 6.2%. Within the state, there have been differences between regions and industries in regards to job growth. The Hartford and Bridgeport labor market areas have seen year over year job losses, while the New London and Danbury labor market areas have seen year over year job gains. In addition, over the past year there has been a decline of 7,400 jobs or 0.5% in service producing industries as compared to a decline of 12,300 jobs or 4.4% in goods producing industries.

The housing market continues to be strong; however, the pace of new construction and housing price increases have moderated from the peak levels seen in the year 2002. As of the end of the first quarter 2003, the median sales price of existing homes in the greater New Haven / Meriden region had increased 21.8% as compared to the previous year, while the greater Hartford region experienced an increase of 13.6% over the past year. This compares favorably to the Northeast region of the United States which experienced an increase of 16.7% and the United States which experienced an increase of 7.0%.

Connecticut continued to maintain its position as having the highest per capita income of any state at $42,706 as of the end of 2002, due in large part to the income levels in Fairfield County which is linked with the New York City job market (New Haven Savings Bank does not currently have any branches in Fairfield County). This represented an increase of 3.2% year over year, however this rate of increase is also expected to slow over the next year to approximately 2.5%. Additionally, the Connecticut Department of Labor is forecasting that the non-farm employment numbers will remain stable in 2003. Manufacturing employment, however, is forecasted to decrease by 6.3% while service sector employment is forecasted to increase by 3.3%. Within the service sector the largest increases are expected in health services at a projected growth rate of 3.5% and travel/tourism/leisure at a projected growth rate of 7.4%.

Competition

New Haven Savings Bank faces intense competition for the attraction and retention of deposits and origination of loans in its primary market area. Its most direct competition for deposits has historically come from the many commercial and savings banks operating in New Haven Savings Bank’s primary market area and, to a lesser extent, from other financial institutions, such as brokerage firms, credit unions and insurance companies. While those entities still provide a source of competition for deposits, we face significant competition for deposits from the mutual fund industry as customers seek alternative sources of investment for their funds. Competition for loans comes from the significant number of traditional financial institutions, primarily savings banks and commercial banks in our market area, our most significant competition comes from other financial service providers, such as the mortgage companies and mortgage brokers operating in our primary market area. Additionally, competition may increase due to the increasing trend for non-depository financial services companies entering the financial services market, such as insurance companies, securities companies and specialty financial companies. Competition for deposits, for the origination of loans and for the provision of other financial services may limit our growth in the future. Similar competitive circumstances exist in the markets served by Alliance and Connecticut Bancshares.

Lending Activities

General.    The types of loans that New Haven Savings Bank may originate are limited by federal and state laws and regulations. Interest rates charged by New Haven Savings Bank on loans are affected principally by New Haven Savings Bank’s current asset/liability strategy, the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, federal and state tax policies and budgetary matters. New Haven Savings Bank’s total loan portfolio equaled $1.20 billion as of June 30, 2003, representing 49.2% of New Haven Savings Bank’s total assets on that date. New Haven Savings Bank primarily makes residential real estate loans secured by one- to four-family residences and commercial real estate loans. Such loans represented 68.4% of New Haven Savings Bank’s gross loan portfolio as of June 30, 2003. New Haven Savings Bank also makes residential and commercial construction loans, commercial loans, commercial real estate loans, multi-family loans, home equity lines of credit and fixed rate loans, personal installment loans, auto loans, mobile home and boat loans, education loans and collateral loans. Real estate secures a majority of New Haven Savings Bank’s loans as of June 30, 2003, including some loans classified as commercial loans.

New Haven Savings Bank makes loans throughout Connecticut and originated $459.6 million in loans for portfolio and $117.7 million in loans for sale during fiscal year 2003 and $182.5 million in loans for portfolio and $21.3 million in loans for sale during the three months ended June 30, 2003. We sold, on a servicing retained basis, $111.2 million and $20.8 million in residential loans in the secondary market during those same periods, respectively.

The following table summarizes the composition of New Haven Savings Bank’s total loan portfolio as of certain dates:

Loan Portfolio Analysis

	At June 30, 2003
	Amount	Percent of Total
Loan Portfolio Analysis
Real Estate Loans:
Residential (one- to four- family)	$603,388	50.1%
Commercial	220,526	18.3
Multi-family	50,197	4.2
Residential construction	2,649	0.2

Total real estate loans	876,760	72.8
Commercial Loans:
Commercial construction	13,246	1.1
Commercial loans	90,780	7.5

Total commercial loans	104,026	8.6
Consumer Loans:
Home equity and equity lines of credit	179,952	15.0
Mobile home and boat loans	15,627	1.3

Other	27,254	2.3
Total consumer loans	222,833	18.6
Total loans	1,203,619	100.0%
Net deferred loan origination costs (fees)	2,934
Allowance for loan losses	(18,582)

Total loans, net	$1,187,971

Loan Portfolio Analysis

	At March 31,
	2003		2002		2001		2000		1999
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Real Estate Loans:
Residential (one- to four- family)	$589,251	50.1%	$634,256	54.3%	$685,405	61.4%	$759,807	66.7%	$863,189	70.6%
Commercial	222,098	18.9	205,687	17.6	170,224	15.2	134,324	11.8	133,713	10.9
Multi-family	52,135	4.4	57,478	4.9	59,207	5.3	60,813	5.3	66,225	5.4
Residential construction	3,673	0.3	3,141	0.3	314	0.1	679	0.1	839	0.1

Total real estate loans	867,157	73.7	900,562	77.1	915,150	82.0	955,623	83.9	1,063,966	87.0
Commercial Loans:
Commercial construction	11,123	0.9	20,709	1.8	22,603	2.0	38,607	3.4	28,367	2.3
Commercial loans	89,667	7.6	86,559	7.4	61,035	5.5	47,871	4.2	41,807	3.4

Total commercial loans	100,790	8.5	107,268	9.2	83,638	7.5	86,478	7.6	70,174	5.7
Consumer Loans:
Home equity and equity lines of credit	162,104	13.8	112,913	9.6	82,015	7.4	69,177	6.1	59,512	4.9
Mobile home and boat loans	16,030	1.4	15,082	1.3	11,491	1.0	8,954	0.8	9,676	0.8
Other	29,477	2.6	32,161	2.8	23,431	2.1	18,386	1.6	19,830	1.6

Total consumer loans	207,611	17.8	160,156	13.7	116,937	10.5	96,517	8.5	89,018	7.3
Total loans	1,175,558	100.0%	1,167,986	100.0%	1,115,725	100.0%	1,138,618	100.0%	1,223,158	100.0%
Net deferred loan origination costs (fees)	2,300		580		(980)		(1,218)		(2,488)
Allowance for loan losses	(18,932)		(20,805)		(23,290)		(23,571)		(24,124)

Total loans, net	$1,158,926		$1,147,761		$1,091,455		$1,113,829		$1,196,546

Residential Real Estate Loans.    A principal lending activity of New Haven Savings Bank is to originate loans secured by first mortgages on one- to four-family residences in the State of Connecticut. We originate residential mortgages primarily through commissioned mortgage representatives and our branch offices. New Haven Savings Bank originates both fixed-rate and adjustable rate mortgages. Residential lending, while declining as a percentage of the loan portfolio, represents the largest single component of our total portfolio. As of June 30, 2003, $603.4 million, or 50.1% of the total portfolio consisted of one- to four-family residential real estate loans.

As of June 30, 2003, adjustable rate mortgage loans represented approximately 75.9% and fixed-rate mortgage loans represented approximately 24.1% of New Haven Savings Bank’s portfolio of residential mortgage loans secured by one- to four-family owner-occupied properties. New Haven Savings Bank originated $191.1 million, $171.5 million and $110.7 million of residential real estate loans in fiscal years 2003 and 2002, and in the first three months of 2003, respectively. Over 92.1% of this portfolio is secured by single-family owner-occupied homes and the remainder is secured primarily by two-, three- or four-family owner-occupied homes.

New Haven Savings Bank currently sells all of the fixed-rate residential mortgage loans it originates with terms of over 15 years. We originate loans for sale under forward rate commitments. The percentage of loans we sell will vary depending upon interest rates and our strategy for the management of interest rate risk. New Haven Savings Bank continues to service loans that it sells to Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and receives a fee for servicing such loans in a range from 0.25% to 0.375% of the amounts outstanding on them. New Haven Savings Bank serviced other loans aggregating $36.5 million as of June 30, 2003.

The retention of adjustable rate mortgages, as opposed to longer term, fixed-rate residential mortgage loans, in our portfolio helps reduce our exposure to interest rate risk. However, adjustable rate mortgages generally pose credit risks different from the credit risks inherent in fixed-rate loans primarily because as interest rates rise, the underlying debt service payments of the borrowers rise, thereby increasing the potential for default. We believe that these risks, which have not had a material adverse effect on New Haven Savings Bank to date, generally are less onerous than the interest rate risks associated with holding long-term fixed-rate loans in our loan portfolio.

New Haven Savings Bank originated $166.0 million in adjustable rate loans in the year ended March 31, 2003, and had $913.0 million of such loans in its loan portfolio, representing approximately 75.9% of such portfolio, as of June 30, 2003. New Haven Savings Bank offers adjustable rate mortgage loans with a fixed-rate period of one, three, five, seven or 10 years prior to annual interest rate adjustments. The interest rate adjustments on these loans are indexed to the applicable one-year LIBOR rates with corresponding add-on margins of varying amounts. Such loans are subject to certain requirements and limitations set forth in guidelines issued by the Connecticut Banking Commissioner, including limitations on the amount and frequency of interest rate changes. Rates adjust by no more than one to four percentage points in each adjustment period and by no more than five or six points over the life of a loan.

Commercial Real Estate And Multi-Family Loans.    New Haven Savings Bank makes commercial real estate loans throughout its market area. New Haven Savings Bank originated $48.2 million in commercial real estate loans in the fiscal year ended March 31, 2003, and had $220.5 million in commercial real estate loans in its loan portfolio, representing 18.3% of such portfolio, as of June 30, 2003. We have increased our emphasis on commercial real estate lending. Commercial real estate loans have increased to 18.3% of our loan portfolio as of June 30, 2003 from 10.9% at March 31, 1999.

Properties used for borrowers’ businesses, such as office buildings, light industrial, retail facilities or multi-family income properties, normally collateralize New Haven Savings Bank’s commercial real estate loans. Substantially all of these properties are located in Connecticut. Among the reasons for our continued emphasis on commercial real estate lending is our desire to invest in assets bearing interest rates which are generally higher than interest rates on one- to four-family residential mortgage loans, and are more sensitive to changes in market interest rates. These loans typically have terms of up to 20 years and interest rates which adjust over periods of 3 to 10 years based on one of various rate indices.

Commercial real estate lending entails greater credit risks than residential mortgage lending to owner occupants. The repayment of commercial real estate loans depends on the business and financial condition of the borrower. Economic events and changes in government regulations, which New Haven Savings Bank and its borrowers cannot control, could have an adverse impact on the cash flows generated by properties securing New Haven Savings Bank’s commercial real estate loans and on the value of such properties. Commercial properties tend to decline in value more rapidly than residential owner-occupied properties during economic recessions. See “RISK FACTORS—Construction, Commercial Real Estate And Commercial Lending Risks Will Increase Due To The Acquisitions” on page     .

Construction Loans.    New Haven Savings Bank makes both residential and commercial construction loans, primarily in New Haven and Middlesex Counties. New Haven Savings Bank typically makes the loans to owner-borrowers who will occupy the properties (residential construction) and to licensed and experienced developers for the construction of single-family home developments (commercial construction).

New Haven Savings Bank originated $29.1 million in construction loans for the fiscal year ended March 31, 2003, and had $15.9 million in construction loans in its loan portfolio ($2.7 million in residential and $13.2 million in commercial), representing 1.3% of such portfolio, as of June 30, 2003.

New Haven Savings Bank disburses the proceeds of construction loans in stages and may require developers to pre-sell a certain percentage of the properties they plan to build before New Haven Savings Bank will advance any construction financing. New Haven Savings Bank officers, appraisers and/or independent engineers inspect each project’s progress before New Haven Savings Bank disburses additional funds to verify that borrowers have completed project phases.

Residential construction loans to owner-borrowers generally convert to a fully amortizing long-term mortgage loan upon completion of construction. Commercial construction loans generally have terms of six months to a maximum of two years. Some construction loans have fixed interest rates but New Haven Savings Bank originates mostly adjustable-rate construction loans.

Construction lending, particularly commercial construction lending, entails greater credit risk than residential mortgage lending to owner occupants. The repayment of construction loans depends on the business and financial condition of the borrower and on the economic viability of the project financed. A number of New Haven Savings Bank’s borrowers have more than one construction loan outstanding with the Bank. Economic events and changes in government regulations, which New Haven Savings Bank and its borrowers cannot control, could have an adverse impact on the value of properties securing construction loans and on the borrowers’ ability to complete projects financed and, if not the borrower’s residence, sell them for expected amounts at the time the projects were commenced. See “RISK FACTORS—Construction, Commercial Real Estate And Commercial Lending Risks Will Increase Due To The Acquisitions” on page     .

Commercial Loans.    New Haven Savings Bank’s commercial loans are generally collateralized by equipment, leases, inventory and accounts receivable. Many of New Haven Savings Bank’s commercial loans are also collateralized by real estate, but are not classified as commercial real estate loans because such loans are not made for the purpose of acquiring, refinancing or constructing the real estate securing the loan. Commercial loans provide, among other things, working capital, equipment financing, financing for leasehold improvements and financing for expansion. New Haven Savings Bank offers both term and revolving commercial loans. The former have either fixed or adjustable rates of interest and, generally, terms of between three and seven years. Term loans generally amortize during their life, although some loans require a lump sum payment at maturity. Revolving commercial lines of credit typically have two-year terms, renewable annually, and rates of interest which adjust on a daily basis. Such rates are normally indexed to New Haven Savings Bank’s prime rate of interest.

New Haven Savings Bank’s commercial borrowers are not concentrated in any one particular industry. As of June 30, 2003, New Haven Savings Bank’s outstanding commercial loans included manufacturing, special trades, professional services, wholesale trade, retail trade, educational and health services. Industry concentrations are reported quarterly to the Board Loan Committee.

New Haven Savings Bank originated $45.6 million in commercial loans during the fiscal year ended March 31, 2003, and had $90.8 million in commercial loans in its loan portfolio, representing 7.5% of the loan portfolio as of June 30, 2003. Commercial lending entails greater credit risks than residential mortgage lending to owner occupants. Repayment of both secured and unsecured commercial loans depends substantially on the borrower’s underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrower’s business. Secured commercial loans are generally collateralized by equipment, leases, inventory and accounts receivable. Compared to real estate, such collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed. See “RISK FACTORS—Construction, Commercial Real Estate And Commercial Lending Risks Will Increase Due To The Acquisitions” on page     .

Consumer Loans.    New Haven Savings Bank makes various types of consumer loans, including auto, mobile home, boat, educational and personal installment loans. However, the largest portion of our consumer loan portfolio is comprised of home equity loans and lines of credit secured by one- to four-family owner-occupied properties. These loans are typically secured by second mortgages. Interest rates on home equity lines normally adjust based on New Haven Savings Bank’s prime rate of interest. The lines of credit are available for up to 9.5 years, at the end of which they become term loans amortized for 15 years. The aggregate sum of the first and second mortgages shall not exceed 80% of the appraised value and 100% of the appraised value for loans up to and including $100,000 that have mortgage insurance, and 80% of the appraised value for loans up to and including $50,000 for condominiums. New Haven Savings Bank had $106.3 million in home equity lines of credit in its loan portfolio, representing 47.7% of the consumer loan portfolio, as of June 30, 2003. The undrawn portion of home equity lines of credit totaled $108.1 million at June 30, 2003. Home equity loans are made in a set amount with a prescribed repayment period. At June 30, 2003, we had $73.6 million in home equity loans, representing 33.0% of the consumer loan portfolio.

Loan Origination.    New Haven Savings Bank generally originates adjustable-rate mortgage loans for portfolio and sells in the secondary market fixed-rate loans with terms over 15 years. Sales are generally to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, with servicing rights retained. Loan sale strategy is determined by management’s Asset/Liability Committee and is generally based on prevailing market interest rates and overall interest sensitivity measures. New Haven Savings Bank usually obtains forward or standby commitments from the prospective loan purchaser.

New Haven Savings Bank’s lending activities are conducted by its salaried and commissioned loan personnel and through the use of a non-bank third-party correspondent. Currently, New Haven Savings Bank utilizes one loan correspondent who solicits and originates mortgage loans on behalf of New Haven Savings Bank. This loan correspondent accounted for approximately 25.8% of the adjustable-rate mortgage loans originated by New Haven Savings Bank for the three months ended June 30, 2003. This loan correspondent originated no fixed rate mortgages during that period. Loan correspondents are compensated by market value pricing and a servicing released premium. All loans originated by loan correspondents are underwritten to conform to New Haven Savings Bank’s loan underwriting policies and procedures. New Haven Savings Bank is not an active purchaser of loans. At June 30, 2003 New Haven Savings Bank serviced $330.8 million of loans for others.

We rely on print, radio, television and cable advertising, on referrals from existing customers, attorneys and real estate professionals and on relationships with existing borrowers to originate loans. In addition, New Haven Savings Bank solicits consumer loans, including home equity loans, by direct mail to existing customers. We emphasize relationship building so that our customers will view New Haven Savings Bank as a source of support in the management of their personal finances or in the conduct of their businesses.

Individual loan officers may originate loans within certain approved lending limits. A senior loan committee, consisting of senior loan officers, the Chief Credit Officer, the Chief Financial Officer, the Chief Executive Officer and the Executive Vice Presidents of Business and Retail Banking, must approve all commercial loans to a total relationship that are between $1.0 million and $5.0 million and New Haven Saving Bank’s Board Loan Committee must approve all such loans over $5.0 million.

New Haven Savings Bank generally will not make loans aggregating more than 10% of our capital to any one borrower. At June 30, 2003, no borrowers had aggregate loans with New Haven Savings Bank which exceeded this limit. At that date, New Haven Savings Bank’s largest lending relationship totaled $14.4 million and consisted of three commercial real estate loans, one of which is secured by a commercial office building and the other two by an 18-hole golf course. All loans in this relationship were performing in accordance with their terms. New Haven Savings Bank’s internal lending limit is significantly lower than Connecticut’s statutory legal lending limit, which is 15% of a bank’s surplus and capital stock accounts, or $60.3 million for New Haven Savings Bank as of June 30, 2003.

Certain bank personnel have been delegated various levels of authority to approve new and used automobile loans, mobile home and boat loans and unsecured loans. These individuals’ authority ranges from $2,500 to $100,000 for automobile, mobile home and boat loans and between $2,500 to $5,000 for unsecured loans.

New Haven Savings Bank charges origination fees, or points, and collects fees to cover the costs of appraisals and credit reports on most new residential mortgage loans. New Haven Savings Bank also collects late charges on real estate loans and prepayment premiums on commercial mortgage loans. For information regarding New Haven Saving’s recognition of loan fees and costs, see Note 1 of the notes to the Consolidated Financial Statements of New Haven Savings Bank beginning on Page F-7.

The following table sets forth certain information concerning New Haven Savings Bank’s origination of loans, inclusive of loan purchases:

Loan Origination Schedule

	For the Three Months Ended June 30,		For the Years Ended March 31,
	2003	2002	2003	2002	2001
	(In thousands)
Loans at beginning of period	$1,175,558	$1,167,986	$1,167,986	$1,115,725	$1,138,618
Originations:
Residential Real Estate	89,401	46,832	191,128	171,543	58,859
Commercial Loans:
Commercial mortgages	15,087	8,466	48,179	72,489	33,114
Commercial loans	10,920	18,227	45,603	57,187	50,040

Total commercial loans	26,007	26,693	93,782	129,676	83,154
Consumer Loans:
Home equity and equity lines of credit	68,435	25,505	151,023	79,596	39,954
Other	3,382	5,052	23,680	32,180	22,791

Total consumer loans	71,817	30,557	174,703	111,776	62,745
Deduct:
Principal loan repayments, prepayments and other, net	138,889	90,317	332,139	232,944	206,233
Loan sales	20,754	12,765	114,483	124,683	19,081
Net loan charge-offs	358	178	1,873	2,485	281
Transfers to REO	904	160	3,546	622	2,056

Total deductions	158,905	103,420	452,041	360,734	227,651

Net increase (decrease) in loans	28,061	662	7,572	52,261	(22,839)

Loans at end of period	$1,203,619	$1,168,648	$1,175,558	$1,167,986	$1,115,725

Loan Underwriting.    New Haven Savings Bank’s underwriting of loans varies depending on the types of loan underwritten. The process generally includes the use of credit applications, property appraisals and verification of an applicant’s credit history, employment and banking relationships to the extent management deems appropriate in each case. Additional information concerning the underwriting of specific types of loans follows.

New Haven Savings Bank’s residential mortgage loans generally are written in amounts up to 80% of the appraised value or selling price, whichever is less, of the property securing the loan. New Haven Savings Bank generally requires borrowers to obtain private mortgage insurance with respect to loans with a greater than 80% loan-to-value ratio.

New Haven Savings Bank primarily makes commercial loans to businesses that operate in and around New Haven and Middlesex Counties. New Haven Savings Bank reviews the financial resources, debt-to-equity ratios, cash flows and New Haven Savings Bank’s own experience with businesses when underwriting commercial loans. New Haven Savings Bank generally requires business owners to personally guarantee commercial loans.

New Haven Savings Bank primarily considers the quality of the borrower’s management as well as the property and borrower’s cash flows when it underwrites commercial real estate loans. New Haven Savings Bank generally makes commercial real estate loans in an amount equal to no more than 75% of the appraised value of the property securing the loan. New Haven Savings Bank generally requires the owners of businesses seeking commercial real estate loans to personally guarantee those loans.

New Haven Savings Bank makes construction loans to developers with prior successful development experience. New Haven Savings Bank generally increases the loan-to-value ratios on such loans as construction progresses. Before any work has commenced, New Haven Savings Bank will finance only up to 60% of the value of the approved, unimproved land. Once construction has begun, New Haven Savings Bank will generally make residential construction loans in amounts up to 80% (for primary homes) and 70% (for secondary homes) of the lesser of the appraised value of the property, as completed, or the property’s cost of construction. New Haven Savings Bank generally makes commercial construction loans in amounts up to 75% of the lesser of the property’s appraised value, as completed, or construction cost and generally requires developers seeking commercial construction loans to personally guarantee them.

New Haven Savings Bank has procedures for the assessment of environmental risks in connection with loans, and it believes that those procedures are adequate. Before originating any commercial mortgage loan, New Haven Savings Bank requires prospective borrowers to make a preliminary assessment of whether environmentally hazardous materials are located on the properties that would collateralize such loans. If a preliminary assessment raises concerns, New Haven Savings Bank requires borrowers to conduct further environmental analyses of the properties. In addition, before originating any commercial mortgage loan above $250,000, the borrower must provide a Phase 1 environmental assessment of the property.

Loan Purchases.    New Haven Savings Bank occasionally purchases participation interests in commercial and residential real estate loans originated by other banks in its market area. New Haven Savings Bank underwrites such loans as if it had originated them itself. New Haven Savings Bank’s interest in participation loans as of June 30, 2003 totaled $3.8 million.

Loan Maturity.    The following table shows the contractual maturity of New Haven Savings Bank’s loan portfolio at March 31, 2003. The table does not reflect prepayments or scheduled principal amortization.

Loan Maturity Schedule

	At March 31, 2003
	Residential Mortgage Loans (one to four family)	Commercial Mortgage Loans	Multi- Family Mortgage Loans	Residential Construction	Commercial Construction	Commercial Loans	Home Equity and Equity Lines of Credit	Mobile Home and Boat Loans	Other	Total
	(In thousands)
Due in one year or less	$206	$394	$23	$3,673	$5,348	$32,478	$918	$33	$2,492	$45,565
Due in one to three years	1,132	3,054	617	—	5,775	22,767	3,849	572	8,726	46,492
Due in three to five years	5,578	4,041	127	—	—	14,841	18,344	1,183	14,777	58,891
Due in five to ten years	62,432	24,641	8,665	—	—	17,261	103,968	3,662	183	220,812
Due in ten to twenty years	230,237	158,491	41,883	—	—	1,260	34,879	10,580	3,126	480,456
Due in twenty years and beyond	289,666	31,477	820	—	—	1,060	146	—	173	323,342

	$589,251	$222,098	$52,135	$3,673	$11,123	$89,667	$162,104	$16,030	$29,477	$1,175,558

The following table sets forth, at March 31, 2003, the dollar amount of total loans, net of unadvanced funds on loans, contractually due after March 31, 2004 and whether such loans have fixed interest rates or adjustable interest rates:

	At March 31, 2003
	Fixed	Adjustable	Total
	(In thousands)
Residential Mortgage Loans (one to four family)	$140,901	$448,144	$589,045
Commercial Mortgage Loans	20,991	200,713	221,704
Multi Family Mortgage Loans	3,925	48,187	52,112
Residential construction	—	—	—

Total Mortgage Loans	165,817	697,044	862,861

Commercial Construction	—	5,775	5,775
Commercial Loans	34,956	22,233	57,189
Home Equity and Equity Lines of Credit	77,146	84,040	161,186
Mobile Home and Boat Loans	9,583	6,414	15,997
Other	20,720	6,265	26,985

Total Loans	$308,222	$821,771	$1,129,993

Asset Quality

General.    One of our key objectives has been and continues to be to maintain a high level of asset quality. In addition to maintaining sound credit standards for new loan originations, we employ proactive collection and workout processes in dealing with delinquent or problem loans.

Delinquent Loans.    Management performs a monthly review of all delinquent loans. New Haven Savings Bank’s Special Assets Department is responsible for collection, workout and sales of Bank-owned assets. The manager of this Department discusses the current status and delinquency trends of non-accrual and selected accounts with Lending Department managers and executive officers at the monthly Loan Review Committee meeting and as otherwise required. In addition, New Haven Savings Bank’s Board of Directors reviews delinquency statistics by loan portfolio type on a monthly basis.

The actions taken with respect to delinquencies vary depending upon the nature of the delinquent loans and the period of delinquency. New Haven Savings Bank’s collection philosophy is predicated upon early detection and response to delinquent and default situations. New Haven Savings Bank seeks to make arrangements to cure the entire default over the shortest time frame. Generally, New Haven Savings Bank requires that a delinquency notice be mailed no later than the 10th or 15th day, depending on the loan type, after the payment due date. A late charge is normally assessed on loans where the scheduled payment is unpaid after a 10 or 15 day grace period. After mailing the delinquency notices, New Haven Savings Bank’s loan collection personnel call the borrower to ascertain the reasons for delinquency and the prospects for payment. On loans secured by one- to four-family owner occupied properties, New Haven Savings Bank attempts to work out a payment schedule with the borrower in order to avoid foreclosure. All restructured loans must be approved by the level of officer authority required for a new loan of that amount. If these efforts do not achieve a satisfactory arrangement, New Haven Savings Bank refers the loan to legal counsel and counsel initiates foreclosure proceedings. At any time prior to a sale of the property at foreclosure, New Haven Savings Bank will terminate foreclosure proceedings if the borrower and New Haven Savings Bank are able to work out a satisfactory payment plan. On loans secured by commercial real estate properties, New Haven Savings Bank also seeks to reach a satisfactory payment plan so as to avoid foreclosure. Prior to foreclosure, New Haven Savings Bank will generally obtain an updated appraisal of the property.

The following table sets forth delinquencies in New Haven Savings Bank’s loan portfolio as of the dates indicated:

Loan Delinquencies

	At June 30, 2003				At March 31, 2003
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)
Real estate loans:
Residential (one - to four - family)	6	$390	36	$2,445	7	$438	37	$2,333
Commercial	—	—	1	149	—	—	2	990
Multi-family	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—

Total real estate loans	6	390	37	2,594	7	438	39	3,323

Consumer loans:
Home equity and equity lines of credit	1	—	5	57	1	69	8	157
Mobile home and boat loans	3	51	1	35	—	—	2	49
Other	11	43	5	26	11	13	8	24

Total consumer loans	15	94	11	118	12	82	18	230

Commercial loans:
Commercial construction	—	—	—	—	—	—	—	—
Commercial loans	1	74	4	963	1	1	2	369

Total commercial loans	1	74	4	963	1	1	2	369

Total	22	$558	52	$3,675	20	$521	59	$3,922

Delinquent loans to total loans		0.05%		0.31%		0.04%		0.33%

	At March 31, 2002				At March 31, 2001
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)
Real estate loans:
Residential (one - to four - family)	12	$791	59	$4,089	14	$1,030	66	$5,093
Commercial	—	—	5	2,320	—	—	3	425
Multi-family
Residential construction	—	—	—	—	—	—	—	—

Total real estate loans	12	791	64	6,409	14	1,030	69	5,518

Consumer loans:
Home equity and equity lines of credit	4	92	4	141	3	91	7	357
Mobile home and boat loans	6	72	3	22	3	80	3	80
Other	16	87	12	20	8	21	17	170

Total consumer loans	26	251	19	183	14	192	27	607

Commercial loans:
Commercial construction	—	—	6	3,267	—	—	—	—
Commercial loans	2	2	3	1,361	1	1	1	4

Total commercial loans	2	2	9	4,628	1	1	1	4

Total	40	$1,044	92	$11,220	29	$1,223	97	$6,129

Delinquent loans to total loans		0.09%		0.96%		0.11%		0.55%

Classification of Assets and Loan Review.    The Chief Credit Officer is responsible for this evaluation process and is assisted by the use of an independent third party loan review company. New Haven Savings Bank uses an internal risk rating system to monitor and evaluate the credit risk inherent in its loan portfolio. At the time of loan approval, all commercial and commercial real estate loans are assigned a risk rating based on all of the factors considered in originating the loan. The initial risk rating is recommended by the loan officer who originated the loan and approved by the loan approval authority. Current financial information is maintained for all borrowing relationships, and is evaluated on at least an annual basis to determine whether the risk rating classification is appropriate.

Under our internal risk rating system, we currently classify problem and potential problem assets as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that we will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. In addition, assets which do not currently expose New Haven Savings Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated “special mention.” These loans are included in a monthly Criticized Asset report. This report serves as an integral part in the evaluation of the adequacy of New Haven Savings Bank’s loan loss reserve.

New Haven Savings Bank engages an independent third party to conduct a semi-annual loan review of the commercial and commercial real estate loan portfolios, including an 80% penetration of the commercial loan portfolio. The loan reviews provide a credit evaluation of individual loans to ensure the appropriateness of the risk rating classification. In addition, there is an independent loan review of the residential mortgage and consumer loan portfolios through a quarterly review of a sampling of new loans closed during the period. The independent reviews are presented directly to the Loan Committee of the Board of Directors.

On a quarterly basis, a Criticized Asset Committee composed of the Chief Credit Officer, Executive Vice President of Business Banking and other senior officers completes Criticized Asset Reports on commercial and commercial real estate loans that are risk rated Special Mention, Substandard, and Doubtful. The reports focus on the current status, strategy, financial data, and appropriate risk rating of the criticized loan.

At June 30, 2003, loans classified Substandard totaled $19.4 million, and consisted of $8.3 million in commercial real estate loans, $8.6 million in commercial loans, $2.4 million in residential mortgage loans, and $119,000 in consumer loans. Special Mention loans totaled $28.9 million, and consisted of $20.6 million of commercial real estate loans, $8.1 million of commercial loans, and $207,000 of construction loans. No loans were classified Doubtful or Loss as of June 30, 2003.

Other Real Estate Owned.    New Haven Savings Bank classifies property acquired through foreclosure or acceptance of a deed-in-lieu of foreclosure as other real estate owned in its financial statements. When a property is placed in other real estate owned, the excess of the loan balance over the estimated fair market value of the collateral, based on a recent appraisal, is charged to the allowance for loan losses. Estimated fair value usually represents the sales price a buyer would be willing to pay on the basis of current market conditions, including normal loan terms from other financial institutions, less 10%, that is the estimated costs to sell the property. Management inspects all other real estate owned properties periodically. Subsequent writedowns in the carrying value of other real estate owned are charged to expense if the carrying value exceeds the other real estate owned’s fair value less estimated selling costs.

At June 30, 2003, other real estate owned totaled $927,000, consisting of two single family residential properties, one residential condominium, and one commercial retail/office building.

Non-Accrual Loans, Non-Performing Assets And Restructured Loans

Loans are placed on non-accrual if collection of principal or interest in full is in doubt, if the loan has been restructured, or if any payment of principal or interest is past due 90 days or more. The loan may be returned to accrual status if the loan has demonstrated sustained contractual performance, or all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period. For the three months ended June 30, 2003, and for the years ended March 31, 2003, 2002 and 2001, had interest been accrued at contractual rates on non-accrual and renegotiated loans, interest income would have increased by approximately $51,000, $578,000, $715,000 and $563,000, respectively.

The following table sets forth information regarding non-accrual loans, restructured loans, and other real estate owned:

Non-accruing Loans

	At June 30,		At March 31,
	2003	2002	2003	2002	2001	2000	1999
			(Dollars in thousands)
Non-accruing loans:(1)
Real estate loans:
Residential (one- to four- family)	$2,445	$3,279	$2,333	$4,089	$5,093	$4,315	$7,377
Commercial	149	5,200	990	2,320	425	253	458
Multi-family	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—

Total real estate loans	2,594	8,479	3,323	6,409	5,518	4,568	7,835
Commercial loans:
Commercial construction	—	3,267	—	3,267	—	—	—
Commercial loans(4)	963	457	369	1,361	4	2,142	2,410

Total commercial loans	963	3,724	369	4,628	4	2,142	2,410
Consumer loans:
Home Equity and Equity Lines of Credit	57	174	157	141	357	556	749
Mobile Home and Boat Loans	35	45	49	22	80	186	32
Other	26	26	24	20	170	73	371

Total consumer loans	118	245	230	183	607	815	1,152

Non-performing Loans	3,675	12,448	3,922	11,220	6,129	7,525	11,397
Real Estate Owned	927	66	66	—	569	321	135

Total Non-performing Assets(2)	$4,602	$12,514	$3,988	$11,220	$6,698	$7,846	$11,532

Allowance for loan losses as a percent of total loans(3)	1.54%	1.74%	1.61%	1.78%	2.09%	2.07%	1.97%
Allowance for loan losses as a percent of total non-performing loans	505.63%	165.92%	482.71%	185.43%	380.00%	313.24%	211.67%

Total non-performing loans as a percentage of total loans(3)	0.31%	1.05%	0.33%%	0.96%%	0.55%	0.66%	0.93%
Total non-performing assets as a percentage of total assets	0.19%	0.53%	0.17%	0.50%	0.31%	0.38%	0.56%

(1)	Non-accrual loans include all loans 90 days or more past due, restructured loans and other loans which have been identified by New Haven Savings Bank as presenting uncertainty with respect to the collectibility of interest or principal.
(2)	Total non-performing assets at March 31, 2001 excludes a $100,000 nonperforming security. Total nonperforming assets as shown in the March 31, 2001 audited financial statements was $6.798 million.
(3)	Total loans are stated at their principal amounts outstanding.
(4)	At June 30, 2003 there was one loan for $25,000 that was 90 days past due and still accruing.

Allowance For Loan Losses

The Board of Directors and management of the New Haven Savings Bank are committed to the establishment and maintenance of an adequate Allowance for Loan Losses, determined in accordance with generally accepted accounting principles. Our approach is to follow the most recent guidelines that have been provided by our regulators and the SEC (Staff Accounting Bulletin 102 “Selected Loan Loss Allowance Methodology and Documentation Issues”). On July 2, 2001, the Federal Financial Institutions Council issued a joint Policy Statement on “Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions.” The Policy Statement provides guidance on the design and implementation of methodologies and supporting documentation practices for determining the appropriate allowance for loan losses.

New Haven Savings Bank believes that the methodology it employs to develop, monitor and support the allowance for loan losses is consistent with these pronouncements. While New Haven Savings Bank believes that it has established adequate specific and general allowances for losses on loans, there can be no assurance that the regulators, in reviewing New Haven Savings Bank’s loan portfolio, will not request New Haven Savings Bank to increase its allowance for losses, thereby negatively affecting New Haven Savings Bank’s financial condition and earnings. Moreover, actual losses may be dependent upon future events and, as such, further additions to the allowance for loan losses may become necessary.

The allowance for loan losses is established through provisions for loan losses based on management’s on-going evaluation of the risks inherent in New Haven Savings Bank’s loan portfolio. Charge-offs against the allowance for loan losses are taken on loans when the Bank determines that the collection of loan principal is unlikely. Recoveries made on loans that have been charged-off are credited to the allowance for loan losses.

The following table sets forth activity in New Haven Savings Bank’s allowance for loan losses for the periods indicated:

Schedule of Allowance for Loan Losses

At or for the Three Months Ended June 30, 2003
(Dollars in thousands)
Balance at beginning of period	$18,932
Provision for loan losses	—

Charge-offs:
Residential and commercial mortgage loans	16
Commercial loans	608
Consumer loans	55

Total charge-offs	679

Recoveries:
Residential and commercial mortgage loans	74
Commercial loans	217
Consumer loans	38

Total recoveries	329

Net charge-offs	350

Balance at end of period	$18,582

Ratios:
Net loans charged-off to average interest-earning loans	0.03%
Allowance for loan losses to total loans	1.54%
Allowance for loan losses to nonperforming loans	505.63%
Net loans charged-off to allowance for loan losses	1.88%
Recoveries to charge-offs	48.45%

Schedule of Allowance for Loan Losses

	At or For the Years Ended March 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Balance at beginning of period	$20,805	$23,290	$23,571	$24,124	$24,679
Provision for loan losses	—	—	—	—	200

Charge-offs:
Residential and commercial mortgage loans	1,323	3,079	656	805	2,522
Commercial loans	2,354	298	213	729	124
Consumer loans	331	368	431	368	794

Total charge-offs	4,008	3,745	1,300	1,902	3,440

Recoveries:
Residential and commercial mortgage loans	1,611	366	243	733	1,377
Commercial loans	302	775	682	501	1,129
Consumer loans	222	119	94	115	179

Total recoveries	2,135	1,260	1,019	1,349	2,685

Net charge-offs	1,873	2,485	281	553	755

Balance at end of period	$18,932	$20,805	$23,290	$23,571	$24,124

Ratios
Net loans charged-off to average interest-earning loans	0.16%	0.22%	0.03%	0.05%	0.07%
Allowance for loan losses to total loans	1.61%	1.78%	2.09%	2.07%	1.97%
Allowance for loan losses to nonperforming loans	482.71%	185.43%	380.00%	313.24%	211.67%
Net loans charged-off to allowance for loan losses	9.89%	11.94%	1.21%	2.35%	3.13%
Recoveries to charge-offs	53.27%	33.64%	78.38%	70.93%	78.05%

The following tables set forth New Haven Savings Bank’s percent of allowance by loan category and the percent of the loans to total loans in each of the categories listed at the dates indicated:

Allocation of Loan Loss

	At June 30, 2003
	Amount	Percent of Allowance in Each Category to total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Residential Mortgage Loans	$2,911	15.66%	50.36%
Commercial Mortgage Loans	6,778	36.48	23.59
Commercial Loans	4,700	25.29	7.54
Consumer	2,958	15.92	18.51
Unallocated	1,235	6.65

Total allowance for loan losses	$18,582	100.00%	100.00%

	At March 31,
	2003			2002
	Amount	Percent of Allowance in Each Category to total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to total Allowance	Percent of Loans in Each Category to Total Loans
Residential Mortgage Loans	$2,868	15.15%	50.44%	$4,585	22.04%	54.57%
Commercial Mortgage Loans	6,861	36.24	24.27	7,333	5.25	24.31
Commercial Loans	5,313	28.06	7.63	4,698	22.58	7.41
Consumer	2,783	14.70	17.66	2,482	11.93	13.71
Unallocated	1,107	5.85		1,707	8.20

Total allowance for loan losses	$18,932	100.00%	100.00%	$20,805	100.00%	100.00%

	At March 31,
	2001
	Amount	Percent of Allowance in Each Category to total Allowance	Percent of Loans in Each Category to Total Loans
Residential Mortgage Loans	$6,718	28.84%	61.46%
Commercial Mortgage Loans	5,844	25.09	22.59
Commercial Loans	5,799	24.90	5.47
Consumer	1,902	8.17	10.48
Unallocated	3,027	13.00

Total allowance for loan losses	$23,290	100.00%	100.00%

	At March 31,
	2000			1999
	Amount	Percent of Allowance in Each Category to total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to total Allowance	Percent of Loans in Each Category to Total Loans
Residential Mortgage Loans	$7,165	30.40%	66.79%	$8,714	36.13%	70.64%
Commercial Mortgage Loans	5,237	22.22	20.53	6,222	25.79	18.66
Commercial Loans	5,384	22.84	4.20	3,781	15.67	3.42
Consumer	1,598	6.78	8.48	1,549	6.42	7.28
Unallocated	4,187	17.76		3,858	15.99

Total allowance for loan losses	$23,571	100.00%	100.00%	$24,124	100.00%	100.00%

New Haven Savings Bank determines its allowance and provisions for loan losses based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors, including estimated credit losses based upon internal and external portfolio reviews, delinquency levels and trends, estimate of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, current economic conditions and the historical loan loss experience over the business cycle.

The allowance is computed by segregating the portfolio into various risk rating and product categories. Some loans have been further segregated and carry specific reserve amounts. All other loans that do not have specific reserves assigned are reserved based on a loss percentage assigned to the outstanding balance. The percentage applied to the outstanding balance varies depending on the loan’s risk rating and product category. Management uses historical loss rates, industry data, peer comparisons and other observable data to determine these loss rates.

Management takes a long-term view in establishing the loss rates due to the fact that by its very nature, New Haven Savings Bank has a concentration of real estate risk and as such is susceptible to conditions in the real estate markets in which it operates, and to potential cyclical downturns in such markets and in the economy. As a result, allowance allocations by risk rating reflect higher levels of charge-offs experienced during the last economic downturn beginning in the early 1990’s. During the last significant downturn in the early 1990’s, non-performing assets ranged from $53.5 million (3.9% of loans) in 1990 to $128 million (8.7% loans) in 1993. Subsequent net charge-offs and OREO losses reached a peak in 1995 at $23.9 million or 1.68% of the loan portfolio. Throughout the 1990’s, management added to the allowance in response to the deterioration in the loan portfolio resulting in a ratio of allowance to total loans of 2.11% in 1998. For the 3-year period ending March 31, 1998, annualized net charge-offs were $13 million (0.92%), $7.4 million (0.54%) and $15.5 million (1.24%), respectively. Including OREO, the 3 year total losses were $58 million or an average of $19.3 million per year, which equates to annual credit-related losses of 1.44% of the average loan portfolio during this same three-year period.

Over the last 5 years the local environment has improved and our levels of non-performing loans and net charge-offs have declined. Net charge-offs have ranged from .03% to 0.22% and ended fiscal year March 31, 2003 at 0.16%. Nonperforming loans have ranged from $3.9 million to $12.4 million since 1999 and were $3.7 million at June 30, 2003, or .31% of outstanding loans. New Haven Savings Bank has not needed a provision since 1999. As of June 30, 2003, the allowance was $18.5 million and 1.54% of the portfolio.

The allowance for loan losses is reviewed and approved by New Haven Savings Bank’s Board of Directors on a quarterly basis.

Investment Activities

General.    Under Connecticut law, New Haven Savings Bank has authority to purchase a wide range of investment securities. As a result of changes in federal banking laws, however, financial institutions such as New Haven Savings Bank may not engage as principals in any activities that are not permissible for a national bank, unless the Federal Deposit Insurance Corporation has determined that the investments would not pose a significant risk to the Bank Insurance Fund and New Haven Savings Bank is in compliance with applicable capital standards.

The investment policy of New Haven Savings Bank is reviewed and updated by senior management and submitted to the Board of Directors for their approval on an annual basis. The primary objective of the investment portfolio is to achieve a competitive rate of return on the investments over a reasonable period of time based on prudent management practices and sensible risk taking. The portfolio is also used to help manage the net interest rate risk position of the bank. In view of New Haven Savings Bank’s lending capacity and generally higher rates of return on loans, management prefers lending activities as its primary source of revenue with the securities portfolio serving a secondary role. The investment portfolio, however, is expected to continue to represent a significant portion of New Haven Savings Bank’s assets, consisting of U.S. Government and Agency securities, mortgage-backed securities, collateralized mortgage obligations, asset backed securities, high quality corporate debt obligations and possibly corporate equities. The portfolio will continue to serve New Haven Savings Bank’s liquidity needs as projected by management and as required by regulatory authorities.

New Haven Savings Bank’s current investment strategy has emphasized the purchase of hybrid adjustable rate mortgage backed securities with reset dates ranging between three years and seven years. These securities were emphasized due to their lower prepayment levels as compared to other structured mortgage product, their yield advantage over asset backed securities and their monthly cash flows that provide the bank with liquidity. In addition, at the end of the initial fixed rate period, the remaining balance of these securities become adjustable rate instruments thereby assisting the bank in the asset/liability management process. New Haven Savings Bank is however, amortizing any premium paid on hybrid adjustable rate mortgage backed securities to the initial reset date due to management’s experience with prepayments by the initial reset date.

The investment policy prohibits the use of hedging with such instruments as financial futures, interest rate options and swaps without specific approval from the New Haven Savings Bank Board of Directors. The Chief Financial Officer, the First Vice President of Investments, Vice President—Asset/Liability Analyst and the Assistant Treasurer—Investments are authorized to execute portfolio transactions but are limited in regards to asset class selection, ratings limitations, industry concentration and position size by the Investment Policy Statement. Portfolio sales require the approval of the Chief Financial Officer regardless of the amount. Purchases and sales activity are monitored monthly by New Haven Savings Bank’s ALCO Committee. The listing of purchases and sales of the New Haven Savings Bank’s investment portfolio is reviewed and approved by New Haven Savings Bank’s Board of Directors on a monthly basis and the investment portfolio inventory is reviewed on a quarterly basis.

At June 30, 2003, New Haven Savings Bank had total investments of $1.12 billion, or 45.9% of total assets. These investment securities consisted of U.S. Government and Agency obligations of $58.7 million, corporate obligations of $52.0 million, mortgage-backed securities of $825.3 million, other bonds and obligations of $81.4 million, marketable and trust preferred equity securities of $98.3 million and money market mutual funds of $7.7 million.

SFAS No. 115 requires New Haven Savings Bank to designate its securities as held to maturity, available for sale or trading depending on New Haven Savings Bank’s intent regarding its investments at the time of purchase. New Haven Savings Bank does not currently maintain a trading portfolio of securities. As of June 30, 2003, $1.12 billion, or 99.9% of the portfolio, was classified as available for sale and $350,000, or 0.1% of the portfolio was classified as held for investment. The net unrealized gain on securities classified as available for sale was $5.7 million, with $87,000 of that amount attributable to marketable equity securities as of June 30, 2003.

U.S. Government and Agency Obligations.    At June 30, 2003, New Haven Savings Bank’s U.S. Government and Agency securities portfolio totaled $58.7 million, all of which was classified as available for sale. There were no structured notes in the portfolio.

Corporate Obligations.    At June 30, 2003, New Haven Savings Bank’s portfolio of corporate obligations totaled $52.0 million, all of which was classified as available for sale. New Haven Savings Bank policy requires that investments in corporate obligations be restricted only to those obligations rated “A” or better by a nationally recognized rating agency at the time of purchase and are confined only to those obligations that are readily marketable. As of June 30, 2003, $41.9 million of New Haven Savings Bank’s investments in corporate obligations were invested in finance company bonds and $10.1 million in bank and trust company bonds. As of June 30, 2003, all corporate obligations were rated “A” or better.

Mortgage-Backed Securities.    At June 30, 2003, New Haven Savings Bank’s portfolio of mortgage-backed securities totaled $825.3 million. Such securities are guaranteed by the Government National Mortgage Association, FNMA and FHLMC or are rated “AAA”. All mortgage-backed securities were classified as available for sale. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. Mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings.

At June 30, 2003, the mortgage backed securities portfolio was comprised of agency adjustable rate mortgages with initial reset dates of six months, three years, five years and seven years. The portfolio also included AAA rated whole loan hybrid adjustable rate mortgages with initial reset dates of five years and seven years. The portfolio also included agency collateralized mortgage obligations and AAA rated private collateralized mortgage obligations.

As of June 30, 2003, hybrid adjustable rate mortgages with reset dates of three years, five years or seven years totaled $500.0 million or 60.6% of the mortgage backed securities portfolio. Within this portfolio, $21.9 million were AAA rated private hybrid adjustable rate mortgages, with the balance being secured by either the Federal National Mortgage Association or by the Federal Home Loan Mortgage Corporation. Adjustable rate mortgages with reset dates of every six months totaled $10.0 million or 1.2% of the mortgage backed securities portfolio as of June 30, 2003. The total adjustable rate mortgage portfolio carried a weighted average life of two years as of June 30, 2003.

As of June 30, 2003, agency collateralized mortgage obligations totaled $279.5 million or 33.9% of the mortgage backed securities portfolio, with $262,000 carrying a floating rate coupon and the balance carrying a fixed rate coupon. Within this total, $10.5 million carried weighted average lives of less than one year, $79.2 million carried weighted average lives of between one year and two years, and $189.6 million carried weighted average lives of between two years and four years. Over the past year, New Haven Savings Bank has emphasized the purchase of agency collateralized mortgage obligations with underlying collateral consisting of fifteen and twenty year mortgage loans. In addition, New Haven Savings Bank has targeted purchases in the two year to three year weighted average life tranches with expected extensions up to a maximum of five years in a rising rate environment. The objective of this decision has been to limit the potential interest rate risk due to extension of this portfolio in a rising rate environment. The structures of these instruments have been in either a planned amortization class format or tightly structured sequential pay format.

The private AAA rated collateralized mortgage obligation portfolio as of June 30, 2003 totaled $35.1 million or 4.3% of the mortgage backed securities portfolio. Within this total, $3.6 million carried average lives of less than one year, $9.8 million carried average lives of between one year and two years, and $21.8 million carried average lives of between two years and four years. The private collateralized mortgage obligation portfolio also contains instruments with planned amortization class or sequential pay structures.

Other Bonds and Obligations.    At June 30, 2003, New Haven Savings Bank’s portfolio of other bonds and obligations totaled $81.4 million, $9.1 million of which was invested in obligations of states and political subdivisions, $16.8 million of which was invested in asset-backed securities, $55.2 million of which was invested in short-term obligations and $350,000 of which was invested in foreign bonds and other bonds held to maturity.

Marketable Equity Securities.    At June 30, 2003, New Haven Savings Bank’s marketable equity securities portfolio totaled $40.2 million, all of which was in preferred stock. New Haven Savings Bank’s policy requires that investments in preferred stock, including money market preferred, trust preferred, auction preferred and adjustable-rate preferred, be confined to quality issuers that have a past record of profitability and growth with the prospect of continued performance. The policy also requires that New Haven Savings Bank make investments in preferred stocks so that there is a reasonable and prudent industry distribution within the portfolio. New Haven Savings Bank does not view short-term trading, short sales, margin transactions and option speculation as prudent investment policy objectives and does not permit them. Investments in common stock are subject to similar quality ratings and activities as preferred stocks, with the additional requirement that the stocks are traded on a major exchange.

Trust Preferred Securities.    At June 30, 2003, New Haven Savings Bank’s trust preferred securities portfolio totaled $58.1 million, all of which was rated A or better.

Money Market Mutual Funds.    At June 30, 2003, New Haven Savings Bank’s money market mutual fund portfolio totaled $7.7 million, all of which was in funds rated AAA.

The following table sets forth certain financial information regarding the amortized cost and market value of New Haven Savings Bank’s investment portfolio at the dates indicated:

	At June 30, 2003		At March 31,
			2003		2002		2001
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available for sale:
Investment securities:
U.S. Treasury bills	$500	$500	$498	$498	$500	$500	$493	$494
U.S. Government agencies	58,128	58,181	64,601	64,702	75,922	75,960	43,474	43,607
Obligations of states and political subdivisions	8,627	9,064	8,666	9,048	8,743	8,932	8,820	8,863
Asset-backed securities	16,690	16,800	22,120	22,163	45,071	45,294	135,851	137,151
Marketable equity securities	40,097	40,184	34,611	34,691	26,331	30,499	14,411	14,906
Money market funds	7,700	7,700	25,800	25,800	18,400	18,400	24,700	24,700
Trust preferred securities	60,521	58,114	60,502	57,587	60,259	57,397	51,070	49,594
Short-term obligations	55,192	55,192	65,988	65,988	94,929	94,929	—	—
Other bonds	52,040	52,021	52,030	51,078	47,510	46,747	47,294	46,956

Total investment securities	299,495	297,756	334,816	331,555	377,665	378,658	326,113	326,271

Mortgage-backed securities:
Pass thru securities	504,789	510,675	466,838	472,542	51,137	52,216	128,619	131,284
U.S. Agency issued collateralized mortgage obligations	278,021	279,512	238,447	240,307	283,633	285,974	275,205	277,043
Private issued collateralized mortgage obligations	35,033	35,101	54,609	55,006	256,433	257,991	107,277	108,210

Total Mortgage-backed securities	817,843	825,288	759,894	767,855	591,203	596,181	511,101	516,537

Total securities available for sale	1,117,338	1,123,044	1,094,710	1,099,410	968,868	974,839	837,214	842,808
Securities held to maturity:
Investment securities:
Short-term obligations	—	—	—	—	—	—	100,789	100,789
Foreign bonds	300	300	300	300	800	800	645	645
Other bonds	50	50	50	50	145	145	150	150

Total securities held to maturity	350	350	350	350	945	945	101,584	101,584

Total securities	$1,117,688	$1,123,394	$1,095,060	$1,099,760	$969,813	$975,784	$938,798	$944,392

The following table sets forth certain information regarding the carrying value, weighted average yield and contractual maturities of New Haven Savings Bank’s investment portfolio as of June 30, 2003. In the case of mortgage backed securities and asset-backed securities, the table shows the securities by their contractual maturities; however, there are scheduled principal payments and there will be unscheduled prepayments prior to their contractual maturity.

	One year or less
	Carrying Value	Weighted average yield
	(Dollars in thousands)
Securities available for sale:
Investment securities:
U.S. Treasury bills	$500	1.25%
U.S. Government agencies	33,951	1.80
Obligations of states and political subdivisions	4,000	5.90
Asset-backed securities	—	—
Marketable equity securities	40,097	1.34
Money market funds	7,700	1.11
Trust preferred securities	—	—
Short-term obligations	55,192	1.21
Other bonds	2,000	1.76

Total investment securities	143,440	1.52
Mortgage-backed securities:
Pass thru securities	—	—
U.S. Agency issued collateralized mortgage obligations	—	—
Private issued collateralized mortgage obligations	—	—

Total mortgage-backed securities	—	—

Total securities available for sale	143,440	1.52
Securities held to maturity:
Investment securities:
Short-term obligations
Foreign bonds	—	—
Other bonds	50	6.00

Total securities held to maturity	50	6.00

Total securities	$143,490	1.52%

	Over one year through five years		Over five years through ten years
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted average yield
	(Dollars in thousands)
Securities available for sale:
Investment securities:
U.S. Treasury bills	$—	—%	$—	—%
U.S. Government agencies	—	—	—	—
Obligations of states and political subdivisions	—	—	—	—
Asset-backed securities	9,173	2.69	5,049	3.19
Marketable equity securities	—	—	—	—
Money market funds	—	—	—	—
Trust preferred securities	—	—	—	—
Short-term obligations	—	—	—	—
Other bonds	50,040	2.08	—	—

Total investment securities	59,213	2.18	5,049	3.19
Mortgage-backed securities:
Pass thru securities	108	7.71	513	8.12
U.S. Agency issued collateralized mortgage obligations	2,716	3.44	32,846	3.36
Private issued collateralized mortgage obligations	—	—	—	—

Total mortgage-backed securities	2,824	3.61	33,359	3.43

Total securities available for sale	62,037	2.24	38,408	3.40
Securities held to maturity:
Investment securities:
Short-term obligations
Foreign bonds	150	1.84	150	1.84
Other bonds	—		—

Total securities held to maturity	150	1.84	150	1.84

Total securities	$62,187	2.24%	$38,558	3.39%

	After ten years		Total
	Carrying Value	Weighted average yield	Carrying Value	Weighted average yield
	(Dollars in thousands)
Securities available for sale:
Investment securities:
U.S. Treasury bills	$—	—%	$500	1.25%
U.S. Government agencies	24,177	1.82	58,128	1.81
Obligations of states and political subdivisions	4,627	6.03	8,627	5.97
Asset-backed securities	2,468	2.03	16,690	2.74
Marketable equity securities	—	—	40,097	1.34
Money market funds	—	—	7,700	1.11
Trust preferred securities	60,521	2.26	60,521	2.26
Short-term obligations	—	—	55,192	1.21
Other bonds	—	—	52,040	2.07

Total investment securities	91,793	2.33	299,495	1.93
Mortgage-backed securities:
Pass-thru securities	504,169	3.95	504,789	3.95
U.S. Agency issued collateralized mortgage obligations	242,458	3.69	278,021	3.65
Private issued collateralized mortgage obligations	35,033	4.44	35,033	4.44

Total mortgage-backed securities	781,660	3.89	817,843	3.87

Total securities available for sale	873,453	3.73	1,117,338	3.35
Securities held to maturity:
Investment securities:
Short-term obligations	—	—	—
Foreign bonds	—	—	300	1.84
Other bonds	—	—	50	6.00

Total securities held to maturity	—	—	350	2.43

Total securities	$873,453	3.73%	$1,117,688	3.35%

Deposit Activities And Sources Of Funds

General.    New Haven Savings Bank uses deposits, repayments and prepayments of loans, proceeds from sales of loans and securities and proceeds from maturing securities, borrowings and cash flows generated by operations to fund its lending, investing and general operations. Deposits represent New Haven Savings Bank’s primary source of funds.

Deposits.    New Haven Savings Bank offers a variety of deposit accounts with a range of interest rates and other terms. The accounts include passbook savings accounts, NOW accounts (checking), demand deposit accounts, money market deposit accounts, club accounts and certificates of deposit. New Haven Savings Bank also offers IRA’s, Roth/IRA, Education IRA and Simple IRA accounts, KEOGH and SEP accounts. Both individuals and commercial enterprises maintain accounts with New Haven Savings Bank. The FDIC insures deposits up to certain limits (generally, $100,000 per depositor).

Deposit flows are influenced greatly by economic conditions, the general level of interest rates and the relative attractiveness of competing deposit and investment alternatives. Deposit pricing strategy is monitored monthly by the Asset/Liability Committee. Deposit pricing is set weekly by the Product Pricing Committee, a subcommittee of the Asset/Liability Committee. When considering our deposit pricing, we consider competitive market rates, deposit flows, funding commitments and investment alternatives, FHLB advance rates and rates on other sources of funds. See “RISK FACTORS—We Have Experienced Declining Earnings, And We Face Strong Competition In Our Current And Future Markets” on page     .

At June 30, 2003, New Haven Savings Bank’s deposits of $1.82 billion were comprised of $170.1 million of non-interest-bearing checking accounts and $1.65 billion of interest-bearing deposit accounts, of which $508.3 million, or 28.0% of total deposits, were certificates of deposit. Of this total of certificates of deposit at June 30, 2003, $367.1 million, or 72.2%, were scheduled to mature within one year. However, based on New Haven Savings Bank’s monitoring of historical trends, its current pricing strategy for deposits and its avoidance of brokered deposits, management believes that New Haven Savings Bank will retain a significant portion of its certificates of deposit accounts upon maturity.

New Haven Savings Bank places emphasis on sales of its products and quality of its service to attract and retain customers. Management measures the sales performance of customer service personnel based on the cross-sales of additional products and services above the initial product that the customer requests. Branch managers actively participate in a business development call program to develop new banking relationships.

In the interest of customer convenience and product alternatives, New Haven Savings Bank has introduced a “call center”, staffed with individuals who are trained to answer telephone inquiries about customer accounts and about New Haven Savings Bank’s various products and services. New Haven Savings Bank also introduced a 24-hour automated touch-tone telephone voice response system, which allows customers to obtain information about their accounts, to make account transfers and to receive information about New Haven Savings Bank’s products and services.

New Haven Savings Bank uses direct mail and customer service personnel at each of its branches and at its main office to solicit deposits and advertises its deposits through the print media, on billboards and radio. New Haven Savings Bank also offers its services over the Internet.

National, regional and local economic conditions, changes in money market rates, prevailing interest rates and competing deposit and investment alternatives all have a significant impact on the level of New Haven Savings Bank’s deposits. See “RISK FACTORS—Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition, Particularly After The Acquisitions” on page     , and “RISK FACTORS—We Have Experienced Declining Earnings, And We Face Strong Competition In Our Current and Future Markets” on page     .

The following table sets forth certain information regarding the distribution of New Haven Savings Bank’s average deposit accounts and the weighted average interest rate on each category of deposits:

Average Balance and Rates Paid Schedule

	For the three months ended June 30, 2003
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in thousands)
Money market accounts	$546,977	30.42%	1.36%
NOW accounts	34,001	1.89	0.59
Regular savings accounts	530,750	29.52	0.62
Time deposits	521,620	29.01	2.33
Demand deposits	164,641	9.16	—

	$1,797,989	100.00%	1.41%

	For the Year Ended March 31,
	2003			2002			2001
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in thousands)
Money market accounts	$393,446	21.81%	1.61%	$142,919	8.45%	1.07%	$115,829	7.03%	1.71%
NOW accounts	28,017	1.55	1.66	38,679	2.28	2.38	50,872	3.09	2.75
Regular savings accounts	589,278	32.67	1.06	611,787	36.16	2.16	575,867	34.93	3.23
Time deposits	635,389	35.22	3.20	752,634	44.49	4.64	780,580	47.35	5.53
Demand deposits	157,917	8.75	—	145,818	8.62	—	125,317	7.60	—

	$1,804,047	100.00%	2.03%	$1,691,837	100.00%	3.27%	$1,648,465	100.00%	4.28%

New Haven Savings Bank had $72.6 million in certificates of deposit of $100,000 or more outstanding as of June 30, 2003, maturing as follows:

	Amount	Weighted average rate
	(Dollars in thousands)
Maturity period
Three months or less	$15,133	1.73%
Over three months through six months	13,616	1.62
Over six months through twelve months	17,221	1.70
Over twelve months	26,655	4.53

	$72,625	2.73%

Borrowings.    New Haven Savings Bank borrows funds from the Federal Home Loan Bank of Boston. Federal Home Loan Bank loans finance New Haven Savings Bank’s loans and other funding needs. Federal Home Loan Bank loans are collateralized primarily by certain of New Haven Savings Bank’s mortgage loans and can be collateralized by certain other investments. The maximum amount that the Federal Home Loan Bank will loan fluctuates from time to time based on the Federal Home Loan Bank’s policies. See “REGULATION AND SUPERVISION—Federal Home Loan Bank System” on page     .

New Haven Savings Bank had $151.1 million in outstanding advances from the Federal Home Loan Bank as of June 30, 2003. The Federal Home Loan Bank charges a fixed rate of interest on its loans. Based on eligible mortgage loan collateral, New Haven Savings Bank may borrow up to $443.3 million from the Federal Home Loan Bank, including $25.2 million under a preapproved line of credit.

The following table shows selected information on advances from the Federal Home Loan Bank of Boston.

	Three months ended June 30,		Year ended March 31,
	(Dollars in thousands)
	2003	2002	2003	2002	2001
Advances from Federal Home Loan Bank of Boston
Average balance outstanding	$132,695	$89,192	$92,056	$90,060	$80,124
Maximum amount outstanding at any month end during the period	$151,107	$89,193	$115,332	$91,201	$91,202
Approximate weighted average interest rate during the period	4.36%	6.26%	4.93%	6.36%	5.56%
Balance outstanding at the end of period	$151,107	$89,191	$115,332	$89,193	$91,202
Weighted average interest rate at end of period	4.53%	6.19%	5.48%	6.19%	6.25%

Trust Services

In 1987, New Haven Savings Bank established a trust department, now called the Trust and Investment Management Department, which provides trust and investment management services to individuals and families. These services are provided to existing and potential banking customers. Consistent with New Haven Savings Bank’s operating strategy, the Trust and Investment Management Department will continue to emphasize the growth of its trust and investment management services to increase fee-based income. The Trust and Investment Management Department has implemented several policies governing its practices and procedures, policies relating to maintaining confidentiality of trust records, investment of trust property, handling conflicts of interest, and maintaining impartiality. At June 30, 2003, this trust department managed 500 account relationships with aggregate assets of $346.1 million. For the three months ended June 30, 2003 and for the fiscal year ended March 31, 2003, the Trust and Investment Management Department generated revenues of $550,000 and $1.9 million, respectively.

Subsidiary Activities

We currently have the following subsidiaries all of which are incorporated in Connecticut:  Fairbank Corporation, NHSB Community Development Corporation, The Loan Source, Inc., NHSB Servicing Company and NHSB Financial Services, Inc. New Haven Savings Bank has no special purpose entities and has not participated in asset securitizations.

Fairbank Corporation owns a 121 unit apartment building in New Haven, Connecticut. The building includes tenants eligible for federal “Section 8” housing cost assistance. This subsidiary was formed and the investment made in 1971 in furtherance of New Haven Savings Bank’s commitment to the New Haven community. In connection with the formation of NewAlliance Bancshares, we plan to dissolve or merge Fairbank Corporation and transfer its assets to NHSB Community Development Corporation.

NHSB Community Development Corporation (the “CDC”) was organized in 1999 pursuant to a federal law which encourages the creation of such bank subsidiaries to further community development programs. We funded the CDC with $2.5 million to provide flexible capital for community development and neighborhood revitalization. The CDC can invest in the form of equity, debt or mezzanine financing. Current investments include artist housing, affordable housing loan pool’s and small business development funds.

The Loan Source, Inc. is used to hold certain real estate that we may acquire through foreclosure and other collection actions. The Loan Source currently has one such property under ownership plus a limited partnership.

NHSB Servicing Company operates as New Haven Savings Bank’s “passive investment company” (a “PIC”). A 1998 Connecticut law allows for the creation of PICs. A properly created and maintained PIC allows New Haven Savings Bank to contribute its real estate loans to the PIC where they are serviced. The PIC does not recognize income generated by the PIC for the purpose of Connecticut business corporations tax, nor does New Haven Savings Bank recognize income for these purposes on the dividends it receives from the PIC. Since its establishment in 1998, our PIC has allowed us, like many other banks with Connecticut operations, to experience substantial savings on the Connecticut business corporations tax that otherwise would have applied. See “FEDERAL AND STATE TAXATION OF NEWALLIANCE BANCSHARES AND SUBSIDIARY—State Taxation” on page     .

NHSB Financial Services, Inc. offers a full range of financial management services primarily to individuals. These services include investment management and investment advisory accounts, as well as custody accounts. Through an arrangement with a third party registered broker-dealer, New Haven Savings Bank offers a compete range of investment products, including mutual funds, debt, equity and government securities and fixed and variable annuities. New Haven Savings Bank receives a portion of the commissions generated by the third party broker-dealer from sales to New Haven Savings Bank customers. NHSB Financial Services, Inc. has applied to become a registered Broker-Dealer, which would allow it to offer brokerage services directly, eliminating the need for a third party Broker-Dealer. New Haven Savings Bank expects to receive approval from the NASD and the Connecticut Banking Commissioner to become a registered Broker-Dealer in October of 2003. New Haven Savings Bank is also licensed as an insurance provider within the State of Connecticut. In this capacity, New Haven Savings Bank engages directly in certain insurance sales activities, through its subsidiary NHSB Financial Services, Inc., offering a wide variety of insurance products as well as the sale of fixed annuities. In addition to its subsidiary’s activities, New Haven Savings Bank is an issuing bank with Savings Bank Life Insurance. For the three months ended June 30, 2003, the revenue generated from these activities was $652,000. During our last full fiscal year, which ended March 31, 2003, New Haven Savings Bank generated $3.2 million from these combined activities.

New Haven Savings Bank Foundation, Inc.

In 1998, New Haven Savings Bank established a private charitable foundation, the New Haven Savings Bank Foundation, Inc. This foundation, which is not a subsidiary of New Haven Savings Bank, provides grants to charitable organizations that focus primarily on community development, health and human services, youth and education and the arts in the communities in which New Haven Savings Bank operates. For the year ended March 31, 2003 New Haven Savings Bank did not make a contribution to the foundation. For the year ended March 31, 2002, New Haven Savings Bank contributed $1.2 million in cash and a security with a fair value of approximately $254,000 at the date of the donation and the transfer. At June 30, 2003, New Haven Savings Bank Foundation, Inc. had assets of approximately $8.7 million. Federal law requires the foundation to distribute at least 5% of its assets annually, and will also require this of the NewAlliance Foundation. Since 1998, the New Haven Savings Bank Foundation has made contributions of approximately $2.1 million to local non-profit organizations. The foundation’s current three (3) member Board of Trustees consists of current directors of New Haven Savings Bank. After the conversion and acquisitions of Connecticut Bancshares and Alliance, New Haven Savings Bank will continue to maintain New Haven Savings Bank Foundation, Inc., however, it does not expect to make any further contributions to it. See “THE CONVERSION AND THE OFFERING—Establishment Of The NewAlliance Foundation” on page          and Note 12 of the Notes to the New Haven Savings Bank Consolidated Financial Statements.

Properties

New Haven Savings Bank conducts its business through its main office located in New Haven, Connecticut, 35 other banking offices and two remote ATM facilities located in New Haven and Middlesex Counties. The following table sets forth information about our offices and ATM facilities as of June 30, 2003.

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration
195 Church Street New Haven, CT 06510	Owned	1974	N/A

1248-54 Dixwell Avenue Hamden, CT 06514	Owned	1949	N/A

201 Grand Avenue New Haven, CT 06513	Leased	1972	2005

322 Main Street West Haven, CT 06516	Owned	1950	N/A

36 Fountain Street New Haven, CT 06515	Owned	1950	N/A

245 Main Street East Haven, CT 06512	Owned	1956	N/A

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration
724 Boston Post Road Madison, CT 06443	Owned	1969	N/A

110 Washington Avenue North Haven, CT 06473	Leased	1972	2012

2856 Whitney Avenue Hamden, CT 06518	Leased	1975	2004

1246 Whitney Avenue Hamden, CT 06517	Owned	1975	N/A

34 Old Tavern Road Orange, CT 06477	Leased	1976	2007

First Street	Leased	1979	2004
Seymour, CT 06483

2364 Foxon Road, Units 1&2 North Branford, CT 06471	Leased	1979	2005

176 Amity Road Woodbridge, CT 06525	Leased	1979	2006

12 Ocean Avenue West Haven, CT 06516	Leased	1986	2003

50 Frontage Road East Haven, CT 06512	Leased	1980	2006

1021 Boston Post Road Guilford, CT 06437	Leased	1973	2008

200 Boston Post Road Madison, CT 06443	Leased	1985	2005

1349 Boston Post Road Milford, CT 06460	Leased	1975	2003

1157 Highland Avenue Cheshire, CT 06410	Leased	1987	2004

1024 Main Street Branford, CT 06405	Leased	1987	2004

670 North Colony Road Wallingford, CT 06492	Leased	1989	2006

20 Main Street Old Saybrook, CT 06475	Owned	1970	N/A

164 Shore Road Clinton, CT 06413	Leased	1991	2007

9 Water Street Chester, CT 06412	Owned	1991	N/A

Cheshire Road Wallingford, CT 06492	Leased	1995	2005

63 West Main Street Centerbrook, CT 06409	Owned	1994	N/A

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration
Bokum Road	Leased	1995	2006
Essex, CT 06426

1238 Boston Post Road Westbrook, CT 06498	Owned	1996	N/A

12 Main Street Essex, CT 06426	Leased	1996	2005

200 Leeder Hill Road Hamden, CT 06517	Leased	1996	2005

18 Tower Lane New Haven, CT 06519	Leased	1996	2004

377 East Main Street Branford, CT 06405	Leased	2000	2010

316 Main Street Yalesville, CT 06492	Owned	2001	N/A

68 South Broad Street Milford, CT 06460	Leased	2001	2011

52 Southwick Court Cheshire, CT 06410	Leased	1999	2004

300 Orange Avenue West Haven, CT 06516	Leased	1998	2004

355 Ferry St. New Haven, CT 06513	Owned	1972	N/A

Legal Proceedings

We are not involved in any pending legal proceedings other than the matter described below and routine legal proceedings occurring in the ordinary course of business. We believe that those routine proceedings involve, in the aggregate, amounts which are immaterial to the financial condition and results of operations of New Haven Savings Bank.

A Connecticut state court action was recently brought against New Haven Savings Bank and its directors alleging breach of fiduciary duty in connection with the decision to convert to a public company. The suit requests, among other remedies, relief that, if granted would delay or prevent the conversion. The suit does not seek preliminary injunctive relief. The defendants believe that the suit is without merit and intend to vigorously defend the allegations.

Personnel

As of June 30, 2003, we had 432 full-time and 135 part-time employees. The employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good. See “MANAGEMENT OF NEWALLIANCE BANCSHARES AND NEW HAVEN SAVINGS BANK—Benefit Plans” on page      for a description of certain compensation and benefit programs offered to our employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

NEW HAVEN SAVINGS BANK

The following discussion should be read in conjunction with the “SELECTED CONSOLIDATED FINANCIAL INFORMATION OF NEW HAVEN SAVINGS BANK” on page      and New Haven Savings Bank’s Consolidated Financial Statements and Notes appearing elsewhere in the prospectus. In addition to historical information, the following “MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEW HAVEN SAVINGS BANK” contains forward-looking statements as a result of certain factors, including those discussed in “RISK FACTORS,” contained elsewhere in this prospectus.

General

New Haven Savings Bank’s results of operations depend primarily on its net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by New Haven Savings Bank’s provision for loan losses, income and expenses pertaining to other real estate owned, gains and losses from sales of loans and securities and non-interest income and expenses. New Haven Savings Bank’s non-interest expenses consist principally of compensation and employee benefits, occupancy, data processing, marketing and professional services costs and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions and changes in interest rates as well as government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect NewAlliance Bancshares and New Haven Savings Bank. See “RISK FACTORS—We Operate In A Highly Regulated Environment And May Be Adversely Affected By Changes In Law And Regulations” on page      .

Following the completion of the conversion, non-interest-expenses can be expected to increase as a result of the increase in costs associated with managing a public company, increased compensation expenses associated with adopting and funding our employee stock ownership plan and the recognition and retention plan, if approved by our shareholders, and the costs of funding the NewAlliance Foundation.

Assuming that the adjusted maximum number of shares is sold in the offering, (i) the contribution to the NewAlliance Foundation will be approximately $30.0 million, all of which will be expensed in the quarter during which the conversion is completed; (ii) the employee stock ownership plan will acquire 6,227,400 shares with a $62.3 million loan that is expected to be repaid over 30 years, resulting in an annual expense (pre-tax) of approximately $2.1 million (assuming that the common stock maintains a value of $10.00 per share); and (iii) the recognition and retention plan would award 4% of shares sold, or 3,559,000 shares to eligible participants, which would be expensed as the awards vest. Assuming all shares are awarded under the recognition and retention plan at a price of $10.00 per share, and that the awards are subject to a five-year vesting period, the corresponding annual expense (pre-tax) associated with shares awarded under the recognition and retention plan would be approximately $7.1 million. The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares released to employees over the term of the loan. Accordingly, increases in the stock price above $10.00 per share will increase the employee stock ownership plan expense. Further, the actual expense of the recognition and retention plan will be determined by the fair market value of the stock on the grant date, which might be greater than $10.00 per share.

New Haven Savings Bank’s fiscal year ends on March 31. References to a year in this Management’s Discussion and Analysis and in “Business of New Haven Savings Bank” refer to a fiscal year ended on March 31. New Haven Savings Bank has changed its fiscal year end to December 31 effective December 31, 2003.

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies upon which our financial condition depends, and which involve the most complex subjective decisions or assessment, are as follows:

Allowance for Loan Losses.    Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. New Haven Savings Bank’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio. Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. For a full discussion of the allowance for loan losses, see “BUSINESS OF NEW HAVEN SAVINGS BANK—Asset Quality” on page     .

Income Taxes.    Management considers accounting for income taxes as a critical accounting policy due to the subjective nature of certain estimates that are involved in the calculation. Management uses the asset liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities. Management must assess the reliability of the deferred tax asset and to the extent that management believes that recovery is not likely, a valuation allowance is established. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

Pension and Other Post Retirement Benefits.    The determination of the Bank’s obligation and expense for pension and other post-retirement benefits is dependent upon certain assumptions used by actuaries in calculating such amounts. Key assumptions used in the actuarial valuations include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. Actual results could differ from the assumptions and market driven rates may fluctuate. Significant differences in actual experience or significant changes in the assumptions may materially affect the future pension and other post-retirement obligations and expense.

Intangible Assets.    For acquisitions under the purchase method, NewAlliance Bancshares is required to record as assets on our financial statements both goodwill, an intangible asset which is equal to the excess of the purchase price which we pay for another company over the estimated fair value of the net assets acquired, and identifiable intangible assets such as core deposit intangibles and non-compete agreements. Goodwill is regularly evaluated for impairment, in which case we will reduce its carrying value through a charge to earnings. Core deposit and other identifiable intangible assets are amortized to expense over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The valuation techniques used by us to determine the carrying value of tangible and intangible assets acquired in the acquisitions and the estimated lives of identifiable intangible assets involve estimates for discount rates, projected future cash flows and time period calculations, all of which are susceptible to change based on changes in economic conditions and other factors. Future events or changes in the estimates, which we used to determine the carrying value of our goodwill and identifiable intangible assets or which otherwise adversely, affects their value or estimated lives could have a material adverse impact on our results of operations.

Mortgage Servicing Rights.    Mortgage servicing rights represent the present value of the future servicing fees from the right to service loans in the portfolio. The most critical accounting policy associated with mortgage servicing is the methodology used to determine the fair value of capitalized mortgage servicing rights, which requires the development of a number of estimates, the most critical of which is the mortgage loan prepayment speeds assumption. The mortgage loan prepayment speeds assumption is significantly impacted by interest rates. In general, during periods of falling interest rates, the mortgage loans prepay faster and the value of New Haven Savings Bank’s mortgage servicing assets declines. Conversely, during periods of rising rates, the value of mortgage servicing rights generally increases due to slower rates of prepayments. The amount and timing of mortgage servicing rights amortization is adjusted quarterly based on actual results and updated projections. In addition, on a quarterly basis, New Haven Savings Bank performs a valuation review of mortgage servicing rights for potential declines in value. Based on the significance of any changes in assumptions since the preceding independent appraisal, this valuation may include an independent appraisal of the fair value of our servicing portfolio. This quarterly valuation review entails applying current assumptions to the portfolio stratified by predominate risk characteristics such as loan type, interest rate and loan term.

Other Than Temporary Impairment of Securities.    On a quarterly basis New Haven Savings Bank performs an impairment review of its investment securities for potential other than temporary declines in fair value. Generally, any security that has experienced a decline in value of more than 20% is reviewed for impairment. Significant judgment is involved in determining when a decline in fair market value is considered other than temporary. Some of these judgments related to the investment include financial condition, earnings prospects, adverse events causing the decline that are not expected to reverse in the near term, declines in debt ratings, and length of time to which fair value has been below cost. Not withstanding the above, when any investment with equity characteristics or credit considerations has declined in value by more than 30%, an other than temporary impairment loss is recorded.

Amortization and Accretion on Investment Securities.    Premiums and discounts on fixed income securities are amortized or accreted into interest income over the term of the security that approximates the level yield method. For investments with a stated maturity, premiums and discounts are amortized or accreted over the contractual terms of the related security. New Haven Savings Bank has a significant portfolio of mortgage-backed securities and collateralized mortgage obligations for which the average life can vary significantly depending on prepayments on the underlying mortgage loans. Therefore, the prepayment speed assumption is critical to this accounting estimate. At purchase date, New Haven Savings Bank uses prepayment speed assumptions from reputable sources. Then, for purposes of computing amortization or accretion on mortgage-backed securities and collateralized mortgage obligations, New Haven Savings Bank adjusts the prepayment speed assumptions on a regular basis. Included in the mortgage-backed securities and collateralized mortgage obligation portfolios are hybrid adjustable rate mortgage-backed securities with reset dates ranging between three years and seven years. Premium amortization or discount accretion on these hybrid adjustable rate mortgage-backed securities is generally based on a constant prepayment rate up to the initial reset date. In the current interest rate environment, management has experienced significant prepayments on these hybrid adjustable rate mortgage-backed securities at or immediately following the initial reset date. In periods of falling market interest rates, accelerated loan prepayment speeds require an acceleration of the premium amortization or discount accretion for these mortgage-backed securities and collateralized mortgage obligations.

Comparison Of Financial Condition At June 30, 2003 And March 31, 2003

Total assets increased $54.4 million, or 2.3%, to $2.45 billion at June 30, 2003 as compared to $2.39 billion at March 31, 2003. This increase was primarily the result of increases in the loan and investment portfolios, cash and due from banks primarily offset by the decrease in federal funds sold and other assets.

Net loans increased $29.0 million, or 2.5%, to $1.19 billion at June 30, 2003 from $1.16 billion at March 31, 2003. This increase was primarily attributable to increased loan originations in residential adjustable rate mortgages and home equity and home equity lines of credit due to continued sales efforts and new products with market leading features and pricing offset by high levels of refinance activity and repayment activity. Originations of residential real estate, home equity and home equity lines of credit totaled $174.5 million while repayments on residential real estate, home equity and home equity lines of credit totaled $72.2 million for the three months ended June 30, 2003. Residential real estate loans increased $14.1 million, or 2.4%, to $603.4 million at June 30, 2003 from $589.3 million from March 31, 2003. This increase represents an increase of $22.1 million in adjustable rate mortgages, partially offset by a decrease of $8.0 million in fixed rate mortgage loans. Home equity and equity lines of credit increased $17.9 million, or 11.0%, to $179.9 million at June 30, 2003 from $162.1 million from March 31, 2003. The growth in net loans was funded by the increases in deposits, Federal Home Loan Bank borrowings and earnings.

Nonperforming assets which include nonaccrual loans, renegotiated loans and other real estate owned, totaled $4.6 million at June 30, 2003 compared to $4.0 million at March 31, 2003, an increase of $614,000, or 15.4%. The increase was primarily due to one commercial loan relationship that was placed on non-accrual during the quarter.

The investment portfolio increased $23.6 million, or 2.2%, to $1.12 billion at June 30, 2003 compared to $1.10 billion at March 31, 2003 and was nearly all in the available for sale category. Mortgage-backed securities increased $57.4 million, or 7.5%, to $825.3 million at June 30, 2003 from $767.9 million at March 31, 2003. Other investment securities decreased $33.8 million, or 10.2%, to $297.8 million at June 30, 2003 as compared to $331.6 million at March 31, 2003. The change in the makeup of the portfolio is due to comparably more favorable yields available with mortgage-backed securities.

Cash and due from banks increased $15.6 million, or 33.7%, to $62.1 million at June 30, 2003 from $46.4 million at March 31, 2003. The increase is due to an increase of $15.5 million in balances at the Federal Reserve Bank of Boston, which was temporary in nature and due to normal fluctuations in activity.

Federal funds sold decreased $3.2 million, or 76.2%, to $1.0 million at June 30, 2003 as compared to $4.2 million at March 31, 2003. The decrease in federal funds sold is nominal and due to normal bank activity.

Other assets decreased $10.6 million, or 44.3%, to $13.3 million at June 30, 2003 from $23.9 million at March 31, 2003 due primarily to a decrease in the expected principal payments due on mortgage-backed securities that are paid 45 days in arrears.

Deposits totaled $1.82 billion at June 30, 2003, representing an increase of $9.5 million, or 0.5%, compared to $1.81 billion at March 31, 2003. The deposit growth reflects increases of $52.0 million, or 9.4% in money market accounts, $5.9 million, or 3.6% in demand deposit accounts and $1.2 million in NOW and Club accounts. These increases were offset by a decrease of $36.9 million or 6.8% in time deposits, and a decrease of $12.8 million or 2.4% in regular savings. The increase in money market accounts was the result of an attractive rate offering for that product. The increase in demand deposits was primarily due to efforts to attract business and consumer deposits through sales training and marketing support. The decrease in time deposits is the result of efforts to attract relationship banking while discouraging higher cost deposits from non-core deposit customers. The decrease in regular savings was due to the shifting of funds into higher yielding money market accounts.

Advances from the Federal Home Loan Bank and other borrowings increased $40.9 million or 28.9% and were used primarily to fund loan commitments and security purchases.

Total equity increased $6.0 million, or 1.5%, to $402.1 million at June 30, 2003 compared to $396.2 million at March 31, 2003. This increase was due to net income of $5.3 million and an increase of $655,000 in accumulated other comprehensive income for the period ended June 30, 2003.

Comparison Of Operating Results For The Three Months Ended June 30, 2003 And June 30, 2002

Net Income.    Net income decreased by $1.2 million, or 18.0%, to $5.3 million for the three months ended June 30, 2003 from $6.5 million for the three months ended June 30, 2002. The decline was attributable to a $1.0 million decrease in net interest income, a $672,000 decrease in non-interest income and a $14,000 increase in non-interest expense, partially offset by a $565,000 decrease in income taxes due to the lower income.

Net Interest Income.    The tables on pages     and     set forth the components of New Haven Savings Bank’s net interest income, yields on interest earning assets and interest bearing funds, and the impact on net interest income due to changes in volume and rate.

Net interest income for the three months ended June 30, 2003 was $18.7 million compared to $19.7 million for the same period in the prior year. This $1.0 million, or 5.1%, decline is due to a 34 basis point decline in the net interest margins absent any significant changes in the volume of interest earning assets. The 34 basis point decline in the net interest margin is due to the effects of the lower interest rate environment experienced throughout 2003 as compared to 2002. During the last two years both short-term and long-term rates have decreased to historically low levels. As further discussed in “Management of Market and Interest Rate Risk” on page         , New Haven Savings Bank is in an asset sensitive position, which means that New Haven Savings Bank’s assets generally re-price faster than its liabilities over a short-term period (one year or less) resulting in lower margins in a decreasing rate environment. Reductions in the net interest margins were mitigated to some extent by a shift in deposit liabilities from higher cost certificates of deposit to lower cost money market accounts and into non-interest bearing demand deposits.

Interest Income.    Interest income for the three months ended June 30, 2003 was $26.2 million, compared to $31.0 million for the three months ended June 30, 2002, a decrease of $4.8 million, or 15.5%. Substantially all of the decrease in interest income resulted from a drop in the average yield on interest-earning assets of 108 basis points from 5.66% to 4.58% due primarily to a decline in market interest rates. The effect of the lower rate environment on interest and dividend income was partially offset by an increase in average interest-earning assets of $97.3 million, or 4.4%, from $2.19 billion at June 30, 2002 to $2.29 billion at June 30, 2003. The principal areas of decline related to real estate loans (down $2.5 million, or 12.5%) and mortgage-backed securities (down $1.3 million, or 15.8%). The decrease in real estate loans was due to refinance activity. The decrease in investment securities was due to a decline in short-term investments due to declining rates available on these investments as the funds were reinvested in mortgage-backed securities.

Interest Expense.    Interest expense for the three months ended June 30, 2003 was $7.5 million, compared to $11.3 million for the three months ended June 30, 2002, a decrease of $3.8 million, or 33.3%. This decrease resulted from a 92 basis point decrease in the rate paid on interest-bearing liabilities to 1.67% from 2.59% due to a decline in market interest rates, partially offset by an increase in the average balance of interest-bearing liabilities of $63.5 million to $1.80 billion from $1.74 billion. The increase in the average interest-bearing liabilities was due to increases in long term Federal Home Loan Bank advances used to fund new fixed rate loans and increases in deposits due to a campaign to attract money market accounts.

Provision for Loan Losses.    New Haven Savings Bank did not record a provision for loan losses for the three months ended June 30, 2003 and 2002. This reflects management’s assessment of exposure to losses that are inherent in the loan portfolio, as well as current economic conditions. At June 30, 2003, the allowance for loan losses was $18.6 million, which represented 505.6% of non-performing loans and 1.54% of total loans. This compared to the allowance for loan losses of $20.7 million at June 30, 2002 representing 165.92% of non-performing loans and 1.7% of total loans. See “BUSINESS OF NEW HAVEN SAVINGS BANK—Asset Quality” on page      for a further discussion of New Haven Savings Bank’s loan loss allowance.

Non-interest Income.    Non-interest income was $3.6 million for the three months ended June 30, 2003 compared to $4.2 million for the three months ended June 30, 2002, a decrease of $672,000, or 15.8%. The decrease resulted primarily from decreases in loan and servicing fees of $499,000 and losses on limited partnerships of $512,000, partially offset by increases in depositor service charges of $285,000.

Loan and servicing fees decreased primarily due to the accelerated amortization and valuation reserves of mortgage servicing assets due to prepayment of principal balances on New Haven Savings Bank’s serviced portfolio due to the lower interest rate environment, which was partially offset by an increase in loan prepayment fees. The decrease on limited partnerships was due to a write down on limited partnerships of $512,000 that was required to reflect the fair value of the partnerships after they were deemed to be other than temporarily impaired. Depositor service charges increased primarily due to implementation of revenue enhancement initiatives and the continuing expansion of the VISA Check Card base.

Non-interest Expense.    Non-interest expense increased by $14,000 for the three months ending June 30, 2003. The increase was due to increase in salaries and employee benefits and occupancy expense partially offset by a decrease in advertising, public relations and sponsorships.

Salaries and employee benefits increased $228,000 or 2.8%, from $8.0 million in 2002 to $8.2 million in 2003 due primarily to increased pension and medical costs as well as additional salaries incurred for increased staffing levels as New Haven Savings Bank prepares to convert from a mutual savings bank to a stock savings bank.

Occupancy expense increased $193,000 or 13.2%, to $1.7 million for the three months ending June 30, 2003. This increase was due primarily to increases in real estate taxes, building insurance, maintenance contracts and utilities.

Advertising, public relations, and sponsorships decreased $303,000, or 34.3% to $580,000 for the three months ending June 30, 2003. The decrease was primarily attributable to lower advertising expense due to two fewer advertising campaigns conducted during the period.

Income Tax Expense.    Income tax expense was $2.8 million for the three months ended June 30, 2003, a decrease of $565,000, or 16.9%, compared to the 2002 period. The effective tax rate was 34.4% in 2003 compared to 34.1% in 2002. The decrease in tax expense was due to a decrease in taxable income.

Comparison Of Financial Condition At March 31, 2003 And March 31, 2002

Total assets increased $132.9 million, or 5.9%, to $2.39 billion at March 31, 2003 as compared to $2.26 billion at March 31, 2002. This increase was primarily the result of increases in the investment and loan portfolios, bank premises and equipment, other assets and cash and due from banks, partially offset by decreases in federal funds sold and in the net deferred tax asset.

Investment securities available for sale increased $124.6 million or 12.8%, to $1.10 billion at March 31, 2003 from $974.8 million at March 31, 2002. The increase was in mortgage-backed securities, which increased $171.7 million or 28.8%, partially offset by a decrease of $47.1 million or 12.4%, in other investments. The change in the portfolio mix was made to take advantage of more favorable yields available with mortgage-backed securities. This increase was primarily funded by an increase in deposits and Federal Home Loan Bank borrowings.

Net loans increased $11.2 million, or 1.0%, from $1.15 billion at March 31, 2002 to $1.16 billion at March 31, 2003. The increase was primarily in consumer home equity and equity lines of credit which increased $49.2 million, or 43.6%, from $112.9 million at March 31, 2002 to $162.1 million at March 31, 2003. The increase was due to new product offerings and a focused marketing effort. The increase in the home equity portfolio was primarily offset by a net decrease in the real estate loan portfolio, which decreased $33.4 million or 3.7%, from $900.6 million at March 31, 2002 to $867.2 million at March 31, 2003. The decrease was the result of refinance payoffs and repayment activity that exceeded new originations held for portfolio due to the low interest rate environment.

Nonperforming assets, which include nonaccrual loans, renegotiated loans and other real estate owned, totaled $4.0 million at March 31, 2003 compared to $11.2 million at March 31, 2002, a decrease of $7.2 million, or 64.5%. The decrease was mainly due to a $7.3 million, or 65.0%, decrease in nonaccrual loans from $11.2 million at March 2002 to $3.9 million at March 31, 2003. The decrease in nonaccrual loans was due primarily to the migration of nonaccrual loans to a performing status, charge-offs and, to a lesser extent, the reclassification of loans to OREO and subsequent disposal.

Bank premises and equipment increased $1.4 million, or 4.5%, from $31.5 million at March 31, 2002 to $32.9 million at March 31, 2003. The increase in bank premises and equipment was due primarily to renovations to the main bank building and upgrades to the data processing infrastructure.

Other assets increased $4.8 million, or 25.2%, from $19.1 million at March 31, 2002 to $23.9 million at March 31, 2003. The increase was due primarily to increases in principal payments due on mortgage-backed securities, which are paid 45 days in arrears and a receivable due on a tax refund, partially offset by decreases in the value of the Bank’s investment in limited partnerships, and a decrease in mortgage servicing rights which was the result of accelerated mortgage loan payments. Cash and due from banks increased $5.9 million, or 14.6%, from $40.5 million at March 31, 2002 as compared to $46.4 million at March 31, 2003. The increase was due primarily to an increase in the bank’s deposit at the Federal Reserve Bank of Boston and was temporary in nature and attributable to normal fluctuations in activity.

These increases were partially offset by decreases in federal funds sold and in the net deferred tax asset. Federal funds sold decreased $12.9 million, or 75.4%, from $17.1 million at March 31, 2002 to $4.2 million at March 31, 2003 due primarily to high levels of liquidity at March 31, 2002 that were invested in federal funds at that time and have since dropped to more normal levels. The net deferred tax asset decreased $1.7 million, or 41.8% from $4.2 million at March 31, 2002 as compared to $2.4 million at March 31, 2003 primarily due to an increase in the deferred tax liability for deferred loan origination costs.

At March 31, 2003 deposits totaled $1.81 billion, representing an increase of $71.1 million, or 4.1%, compared to $1.74 billion at March 31, 2002. The deposit growth reflects an increase of $358.3 million, or 185.7%, in money market accounts and an increase of $6.6 million, or 4.2%, in demand deposit accounts. These increases were offset by a decrease of $173.0 million or 24.1%, in time deposits, a decrease of $120.3 million or 18.4%, in regular savings. The increase in money market accounts was the result of an attractive rate offering and advertising for that product. The increase in demand deposits was due primarily to efforts to attract business deposits. The decrease in time deposits was the result of a pricing structure that discouraged deposits from non-core depositors and the decrease in regular savings was due to the shifting of funds into higher yielding money market accounts.

Mortgage escrow and other deposits, which consist of internal and official checking accounts increased $12.4 million, or 92.9%, due to bank check balances that can fluctuate widely on any given day. Advances from the Federal Home Loan Bank and other borrowings increased $24.0 million or 20.5%, and were used primarily to fund loan commitments and security purchases.

Total equity increased $23.1 million to $396.2 million at March 31, 2003 as compared to $373.1 million at March 31, 2002. This increase was due to net income of $23.9 million partially offset by a decrease of $826,000 in accumulated other comprehensive income to $3.1 million at March 31, 2003 from $3.9 million at March 31, 2002 caused by a decrease in the after-tax net unrealized gain on available for sale securities.

Comparison Of Operating Results For The Years Ended March 31, 2003 And March 31, 2002

Net Income.    Net income increased by $947,000, or 4.1%, to $23.9 million for the year ended March 31, 2003 compared to $22.9 million for year ended March 31, 2002. The increase was primarily attributable to a $2.3 million increase in net interest income and a $6.4 million increase in non-interest income, offset by increases of $7.2 million in non-interest expense and $613,000 in income taxes.

Net Interest Income.    The tables on pages      and     set forth the components of New Haven Savings Bank’s net interest income, yields on interest earning assets and interest bearing funds, and the impact on net interest income due to changes in volume and rate.

Net interest income for the year ended March 31, 2003 was $77.2 million compared to $74.9 million for the same period in the prior year. This $2.3 million, or 3.1%, increase is due to growth in interest earning assets of $140.6 million, or 6.7%, offset by a 12 basis point decline in net interest margins. The 12 basis point decline in the net interest margin is due to the effects of the lower interest rate environment experienced throughout fiscal 2003 as compared to fiscal 2002. During the last two years both short-term and long-term rates have decreased to historically low levels. As further discussed in “Management of Market and Interest Rate Risk” on page     , New Haven Savings Bank is in an asset sensitive position which means that New Haven Savings Bank’s assets generally re-price faster than its liabilities over a short-term period (one year or less) resulting in lower margins. Reductions in the net interest margins were mitigated significantly by a shift in deposit liabilities from higher cost certificates of deposit to lower cost money market accounts and into non-interest bearing demand deposits.

Interest Income.    Interest and dividend income decreased $15.1 million, or 11.5%, to $116.8 million for 2003 from $131.9 million in the prior year. The decrease in interest income was due primarily to a decrease in the average yield of 107 basis points on interest-earning assets to 5.22% in 2003 from 6.29% in 2002. The decrease in the daily average weighted yield on earning assets was due mainly to a decline in mortgage lending rates, including the prime rate, throughout 2003 as compared to the previous year. The effect of the lower rate environment on interest and dividend income was partially offset by an increase of $140.6 million, or 6.7%, in average interest-earning assets, from $2.10 billion in 2002 to $2.24 billion in 2003. The increase in the average interest-earning assets was due primarily to the purchase of mortgage-backed securities funded primarily by deposit growth. Interest income on loans decreased $8.0 million, or 9.4%, to $77.6 million for 2003 compared to $85.6 million for the prior year. This decrease was due to an 82 basis point decline in the yield earned on the loan portfolio, partially offset by an increase of $19.2 million in the average balance of loans outstanding. In addition, interest income on investment securities decreased $8.6 million, or 52.9%, to $7.7 million for 2003 compared to $16.2 million for the prior year. This decrease was due to a 177 basis point decrease in the yield earned on the investment portfolio, primarily due to a decline in market interest rates, and by a decrease of $56.1 million in the average balance of investments outstanding. The decrease in interest and dividend income on loans and investment securities was partially offset by an increase in interest income from mortgage-backed securities of $1.7 million, or 5.8%, from $29.3 million for 2002 to $31.0 million for 2003. The increase in interest income from mortgage-backed securities was primarily due to an increase of $176.1 million, or 33.7%, to $699.0 million in the average balance of mortgage-backed securities partially offset by a 117 basis point decrease in the average yield. The net increase in mortgage-backed securities and the decrease in investment securities reflects management’s restructuring of its securities portfolio to take advantage of higher yields available with mortgage-backed securities.

Interest Expense.    Interest expense decreased $17.5 million, or 30.6%, to $39.6 million for the year ended March 31, 2003 from $57.1 million in the prior year. The decrease was due primarily to a 118 basis point decrease in the average rate paid on interest-bearing liabilities to 2.23% for 2003 from 3.41% in the prior year due to a decline in market interest rates.

Interest on deposits decreased $17.2 million, or 34.0%, to $33.4 million in 2003 compared to $50.6 million in 2002. Interest paid on certificates of deposits decreased $14.6 million, or 41.8%, from $34.9 million for 2002 to $20.3 million for 2003 due to a decrease of $117.2 million in the average daily balance and a 144 basis point decrease in the average rate paid. Interest paid on NOW accounts and savings accounts decreased $454,000 and $7.0 million to $466,000 and $6.2 million, respectively for the year ended March 31, 2003 from the year ended March 31, 2002. The decrease in interest paid was due to decreases in the average daily balance of $10.7 million in NOW accounts and $22.5 million in savings accounts and basis point decreases of 72 and 110, respectively. These decreases in interest expense were partially offset by an increase in interest paid on money market accounts of $4.8 million, or 315.1%, to $6.3 million for 2003 from $1.5 million in the prior year. The increase was due to an increase of $250.5 million, or 175.3%, in the average daily balance of these accounts to $393.4 million in 2003 from $142.9 million in 2002 and an increase of 54 basis points in the average rate paid on these deposits. The increased rate on money market accounts was due to a rate promotion campaign during the year ended 2003 to encourage deposit growth in a variable rate deposit product.

Interest paid on Federal Home Loan Bank advances and other borrowings decreased $269,000, or 4.1%, from $6.5 million in 2002 to $6.3 million in 2003 due to a 44 basis point decrease in the average rate paid, offset by an increase of $6.4 million in the average daily balance.

Provision for Loan Losses.    New Haven Savings Bank did not record a provision for loan losses for the years ended March 31, 2003 and 2002. This reflects management’s assessment of exposure to losses that may be inherent in the loan portfolio, as well as current economic conditions. At March 31, 2003, the allowance for loan losses was $18.9 million, which represented 482.7% of non-performing loans and 1.61% of total loans. This compared to the allowance for loan losses of $20.8 million at March 31, 2002, representing 185.43% of non-performing and 1.8% of total loans. See “BUSINESS OF NEW HAVEN SAVINGS BANK—Asset Quality” on page      for a further discussion of New Haven Savings Bank’s loan loss allowance.

Non-interest Income.    Non-interest income totaled $18.6 million and $12.2 million for 2003 and 2002, respectively. The $6.4 million increase was primarily attributable to an increase in net gains on the sale of investment securities of $7.6 million, to $3.9 million for year ended March 31, 2003 from a loss of $3.7 million in the prior year. On a monthly basis, New Haven Savings Bank reviews available for sale investment securities with unrealized depreciation to assess whether the decline in fair value is temporary or other than temporary and whether the decline is likely to reverse and, if so, whether that reversal is likely to result in the recovery of the fair value in the near term. New Haven Savings Bank considers whether the decline is from company-specific events, industry developments, general economic conditions or other reasons. In accordance with this policy, for the year ended March 31, 2002 New Haven Savings Bank recorded other than temporary impairment charges of $3.7 million. The charges were calculated using the closing price of the securities as of the respective impairment date. All of the securities impaired were publicly traded mutual funds, which are no longer held in portfolio. There were no impairment charges recorded for the year ended March 31, 2003 in the investment portfolio. The gain of $3.9 million recorded during the year ended March 31, 2003 was a result of New Haven Savings Bank selling securities to restructure the investment portfolio. New Haven Savings Bank has reinvested the proceeds primarily in mortgage-backed securities to increase the yield on its available for sale securities portfolio. In addition, investment and insurance fees for 2003 were $3.2 million, compared to $1.6 million for 2002, an increase of $1.6 million, or 105.1%. Investment and insurance fees increased primarily due to increased fees derived from annuity sales which were attractive investment opportunities given prevailing market conditions. Depositor service charges increased $941,000, or 15.9%, from $5.9 million in 2002 to $6.8 million in 2003, primarily due to the growth in commercial deposits and resulting activity based fees. These increases were partially offset by decreases on limited partnership gains, loan and servicing fees, and other income. The $2.8 million decrease in the limited partnerships to a loss of $2.5 million in 2003 from $231,000 in 2002 was the result of a write down that was necessary to reflect the fair value of the partnership, which were deemed to be other than temporarily impaired. The partnership invests primarily in private equity and debt securities that were negatively affected by equity market conditions. The decrease in loan and servicing fees of $861,000, or 61.5%, to $540,000 in 2003 from $1.4 million in 2002 was primarily the result of accelerated amortization and valuation reserves for mortgage servicing rights due to accelerated principal payments due to the lower interest rate environment. The decrease was partially offset by prepayment fees on commercial loans that were prepaid. Other non-interest income decreased $939,000, or 60.4%, to $617,000 in 2003 as compared to $1.6 million in 2002 primarily due to decreased gains on the servicing portion of loan sales and decreases in gains on the sale of OREO for which there was unusually high level of gains in the prior year and for the gain on the sale of a non-marketable equity.

Non-interest Expense.    Non-interest expense increased $7.2 million, or 13.7%, to $59.6 million in 2003 compared to $52.4 million for 2002. The increase was primarily due to increases in salaries and employee benefits, occupancy and furniture and fixtures, outside services and other expenses, offset by a decrease in the contribution to the existing New Haven Savings Bank Foundation. Salaries and employee benefits increased $4.6 million, or 16.0%, from $28.7 million for 2002 to $33.3 million for 2003. The increase was primarily due to costs associated with the Voluntary Early Retirement Program, as well as additional salaries for increased staff to support the growth strategy. Occupancy and furniture and fixture expenses increased $1.1 million, or 12.1%, from $9.4 million for 2002 to $10.5 million in 2003. The increase was primarily due to increases in property taxes, lease payments, building insurance, and utilities. Outside services increased $1.3 million, or 20.8%, to $7.3 million in 2003 as compared to $6.1 million in 2002 due primarily to increases in consulting services that were utilized to implement new programs for fee enhancement and sales techniques, legal and consulting services associated with growth strategies, corporate governance, voluntary early retirement plan, and data processing fees for technological enhancements. Other expenses increased $1.1 million, or 26.6%, from $4.1 million in 2002 to $5.2 million in 2003 due primarily to provisions for OREO and OREO expense. These increases were offset by a decrease in contributions to the existing New Haven Savings Bank Foundation. There was no contribution to the existing New Haven Savings Bank Foundation in 2003, a decrease of $1.5 million from 2002 as the Bank completed its previously planned funding commitment to the existing New Haven Savings Bank Foundation in 2002.

Income Tax Expense.    Income taxes increased $613,000 or 5.22%, to $12.4 million for 2003 compared to $11.7 million for the prior year. The effective tax rate increased to 34.1% for 2003 from 33.9% for 2002. The increase in income taxes was due primarily to an increase in income before taxes and the effect of a lesser percentage of tax exempt income to total taxable income.

Comparison Of Operating Results For The Years Ended March 31, 2002 And March 31, 2001

Net Income.    Net income decreased by $5.7 million, or 19.9% to $22.9 million for the year ended March 31, 2002 from $28.6 million for 2001. The decrease was primarily attributable to a $3.6 million decrease in net interest income, a $2.4 million decrease in non-interest income, and a $2.9 million increase in non-interest expense, partially offset by a $3.2 million decrease in income taxes.

Net Interest Income.    The tables on page     sets forth the components of New Haven Savings Bank’s net interest income, yields on interest earning assets and interest bearing funds, and the impact on net interest income due to changes in volume and rate.

Net interest income for the year ended March 31, 2002 was $74.9 million compared to $78.4 million for the same period in the prior year. This $3.6 million, or 4.5%, decrease is due to a 31 basis point or 8.0% decline in net interest margins offset by changes in the mix of interest bearing liabilities to lower cost savings and money market accounts, and non-interest bearing demand deposits. The 31 basis point decline in the net interest margin is due to the effects of the lower interest rate environment experienced throughout fiscal 2002 as compared to fiscal 2001. Throughout the fiscal year ended March 31, 2002, the Federal Reserve Board took aggressive actions to lower the level of interest rates by reducing the benchmark federal funds rate. New Haven Savings Bank is traditionally in an asset sensitive position which means that its assets generally re-price faster than its liabilities over a short-term period (one year or less) resulting in lower margins during a decreasing rate environment.

Interest Income.    Interest and dividend income decreased $18.2 million, or 12.1%, to $131.9 million for 2002 from $150.1 million for 2001. The average yield on interest-earning assets declined 113 basis points to 6.29% in 2002 from 7.42% in 2001 primarily due to a decline in market interest rates. The effect of the lower rate environment on interest and dividend income was partially offset by an increase of $76.7 million, or 3.8%, in average interest-earning assets, from $2.02 billion in 2001 to $2.10 billion in 2002. Interest income on loans decreased $5.7 million, or 6.2%, to $85.6 million for 2002 compared to $91.3 million for the prior year. This decrease was due to a 72 basis point decrease in the yield earned on the loan portfolio, due primarily to a decline in market interest rates, offset by an increase of $31.3 million in the average balance of loans outstanding. In addition, interest income on investment securities decreased $8.8 million, or 35.1%, to $16.2 million for 2002 compared to $25.0 million for the prior year. This decrease was due to a 237 basis point decrease in the yield earned on the investment portfolio, primarily due to a decline in market interest rates, partially offset by an increase of $16.8 million in average balance of investments outstanding. Interest income on mortgage-backed securities decreased $3.2 million, or 9.8%, to $29.3 million for 2002, compared to $32.5 million for the prior year. The decrease was due to a 97 basis point decrease in the yield earned on these securities due to lower market interest rates, partially offset by a $28.6 million increase in the average balance of mortgage-backed securities.

Interest Expense.    Interest expense decreased $14.6 million, or 20.4% to $57.1 million for 2002 from $71.7 million in the prior year. The decrease was due primarily to a 97 basis point decrease in the rate paid on interest-bearing liabilities to 3.41% for 2002 from 4.38% in the prior year due to a decline in market interest rates. Interest paid on certificates of deposit decreased $8.2 million, or 19.0%, from $43.1 million for 2001 to $34.9 million for 2002 due to a decrease of $27.9 million in the average balance of certificates of deposit and an 89 basis point decrease in the rate paid. Interest on savings accounts decreased $5.4 million, or 29.2%, from $18.6 million for 2001 to $13.2 million for the current year due to a 107 basis point decrease in the rate paid, partially offset by an increase of $35.9 million in the average balance of savings accounts. Interest paid on money market and NOW accounts decreased $930,000, or 27.5%, to $2.4 million in 2003 from $3.4 million in the prior year, primarily due to a 68 basis point decrease in the average rate paid, partially offset by a $14.9 million increase in the average balance of money market and NOW accounts.

Provision for Loan Losses.    New Haven Savings Bank did not record a provision for loan losses for the years ended March 31, 2002 and 2001. This reflects management’s assessment of exposure to losses that may be inherent in the loan portfolio, as well as current economic conditions. At March 31, 2002, the allowance for loan losses was $20.8 million, which represented 185.4% of non-performing loans and 1.8% of total loans. This compared to the allowance for loan losses of $23.3 million at March 31, 2001 representing 380.0% of non-performing and 2.1% of total loans. See “BUSINESS OF NEW HAVEN SAVINGS BANK—Asset Quality” on page      for a further discussion of New Haven Savings Bank’s loan loss allowance.

Non-interest Income.    Non-interest income decreased $2.4 million or 16.5%, from $14.6 million for 2001 to $12.2 million for 2002. The decrease was mainly attributable to a decrease in net gains on the sale of investment securities of $5.6 million to a loss of $3.7 million for the year ended March 31, 2002 from a gain of $1.9 million for the same period in the prior year. On a monthly basis, New Haven Savings Bank reviews available for sale investment securities with unrealized depreciation to assess whether the decline in fair value is temporary or other than temporary and whether the decline is likely to reverse and, if so, whether that reversal is likely to result in the recovery of the fair value in the near term. New Haven Savings Bank considers whether the decline is from company-specific events, industry developments, general economic conditions or other reasons. In accordance with this policy, for the year ended March 31, 2002, New Haven Savings Bank recorded other than temporary impairment charges of $3.7 million. The charges were calculated using the closing price of the securities as of the respective impairment date. All of the securities impaired were publicly traded mutual funds, which are no longer held in portfolio. There were no impairment charges recorded for the year ended March 31, 2001. The gain of $1.9 million recorded during the year ended March 31, 2001 was due to the sale of one year ARMs and two separate capital gain distributions from two different publicly traded mutual funds. The decrease in the net gain on sale of investment securities was partially offset by an increase of $1.0 million, or 21.3%, in depositor service charges, $636,000, or 534.5%, on the net gain on sales of loans and $461,000, or 22.9% in rental income. The increase in depositor service charges was due to increased overdraft fees, ATM fees and debit card income. The net increase in gains on the sale of loans was due to higher sales volume in 2002 due to management’s decision to originate for sale certain fifteen year fixed rate mortgages that had previously been originated for portfolio. These loans were sold to reduce interest rate risk. Rental income increased primarily to increased occupancy at the 195 Church Street building and to a lesser degree normal rental increases.

Non-interest Expense.    Non-interest expense increased $2.9 million, or 5.9%, from $49.5 million for 2001 to $52.4 million for 2002. The increase was due to salaries and employee benefits, occupancy, and furniture and fixture expenses. The increases were offset primarily by decreases in contributions to the existing New Haven Savings Bank Foundation and other expenses.

Salaries and employee benefits increased $3.3 million, or 13.0%, from $25.4 million for 2001 to $28.7 million for 2002 due primarily to the cost of the long term incentive program. Occupancy expense increased $880,000, or 17.0%, from $5.2 million for 2001 to $6.1 million for 2002 mainly due to increases in depreciation, which resulted from the addition of a new branch and improvements made to administrative offices, real estate property taxes and lease payments. Furniture and fixture expense increased $516,000, or 18.3%, to $3.3 million for 2002 from $2.8 million for 2001 primarily due to equipment depreciation expense, equipment maintenance contracts and personal property taxes. The contributions to the New Haven Savings Bank Foundation decreased $1.3 million, or 47.7%, from $2.8 million for 2001 to $1.5 million for 2002 because New Haven Savings Bank completed its previously planned funding commitment to the New Haven Savings Bank Foundation during the year. Other expenses decreased $414,000, or 9.1%, to $4.1 million for 2002 from $4.5 million for 2001 primarily due to decreases in OREO costs and OREO provisions.

Income Tax Expense.    Income taxes were $11.7 million for the year ended March 31, 2002 compared to $14.9 million for the year ended March 31, 2001. The effective tax rate decreased to 33.9% in 2002 from 34.3% in 2001 primarily because total expenses in 2001 included a relatively high percentage of non-deductible expenses.

Analysis Of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

Average Balance Sheets.    The following tables set forth certain information relating to New Haven Savings Bank for the three months ended June 30, 2003 and 2002 and the fiscal years ended March 31, 2003, 2002 and 2001. The average yields and costs are derived by dividing income or expenses by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown and reflect annualized yields and costs. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields. No tax equivalent adjustments were made due to the fact that amounts and ratios would not be materially different.

	For the Three Months Ended June 30,
	2003			2002
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans(1)	$1,167,289	$17,603	6.03%	$1,158,180	$20,109	6.95%
Federal Funds sold	3,481	8	0.92%	6,514	27	1.66%
Investment securities	312,736	1,350	1.73%	381,548	2,265	2.37%
Mortgage-backed securities	790,671	7,151	3.62%	630,667	8,490	5.38%
FHLB stock	13,766	108	3.14%	13,766	129	3.75%

Total interest earning assets	2,287,943	$26,220	4.58%	2,190,675	$31,020	5.66%
Non-interest earning assets	111,774			67,695

Total assets	$2,399,717			$2,258,370

Interest-bearing liabilities:
Deposits:
Money market accounts	$546,977	$1,854	1.36%	$236,104	$828	1.40%
NOW accounts	34,001	50	0.59%	24,666	144	2.34%
Savings accounts	530,750	820	0.62%	647,918	2,296	1.42%
Certificates of deposit and retirement accounts	521,620	3,041	2.33%	701,629	6,452	3.68%

Total interest-bearing deposits	1,633,348	5,765	1.41%	1,610,317	9,720	2.41%
FHLB advances and other borrowing(2)	170,147	1,750	4.11%	129,652	1,553	4.79%

Total interest bearing liabilities	1,803,495	7,515	1.67%	1,739,969	11,273	2.59%
Non-interest-bearing demand deposits	164,641			155,840
Other non-interest bearing liabilities	31,507			27,983

Total liabilities	1,999,643			1,923,792
Equity	400,074			334,578

Total liabilities and equity	$2,399,717			$2,258,370

Net interest-earning assets	$484,448			$450,706

Net interest income		$18,705			$19,747

Interest rate spread			2.91%			3.07%
Net interest margin (net interest income as a percentage of total interest earning assets)			3.27%			3.61%
Ratio of total interest-earning assets to total interest-bearing liabilities			126.86%			125.90%

(1)	Average balances include non-accrual loans.
(2)	Includes mortgagors’ escrow balances.

	For the Years Ended March 31,
	2003			2002			2001
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans(1)	$1,160,677	$77,577	6.68%	$1,141,476	$85,585	7.50%	$1,110,189	$91,255	8.22%
Federal Funds sold	6,057	82	1.35%	4,608	110	2.39%	4,622	291	6.30%
Investment securities	359,366	7,650	2.13%	415,503	16,225	3.90%	398,699	24,981	6.27%
Mortgage-backed securities	698,988	31,013	4.44%	522,905	29,327	5.61%	494,299	32,513	6.58%
FHLB stock	13,766	490	3.56%	13,766	692	5.03%	13,766	1,056	7.67%

Total interest earning assets	$2,238,854	$116,812	5.22%	$2,098,258	$131,939	6.29%	$2,021,575	$150,096	7.42%
Non-interest earning assets	104,821			107,147			95,556

Total assets	$2,343,675			$2,205,405			$2,117,131

Interest-bearing liabilities:
Deposits:
Money market accounts	$393,446	$6,334	1.61%	$142,919	$1,526	1.07%	$115,829	$1,979	1.71%
NOW accounts	28,017	466	1.66%	38,679	920	2.38%	50,872	1,397	2.75%
Savings accounts	589,278	6,239	1.06%	611,787	13,193	2.16%	575,867	18,627	3.23%
Certificates of deposit and retirement accounts	635,389	20,325	3.20%	752,634	34,919	4.64%	780,580	43,133	5.53%

Total interest-bearing deposits	1,646,130	33,364	2.03%	1,546,019	50,558	3.27%	1,523,148	65,136	4.28%
FHLB advances and other borrowings(2)	133,737	6,253	4.68%	127,308	6,522	5.12%	114,851	6,546	5.70%

Total interest bearing liabilities	1,779,867	39,617	2.23%	1,673,327	57,080	3.41%	1,637,999	71,682	4.38%
Non-interest-bearing demand deposits	157,917			145,818			125,317
Other non-interest bearing liabilities	29,854			23,078			20,131

Total liabilities	1,967,638			1,842,223			1,783,447
Equity	376,037			363,182			333,683

Total liabilities and equity	$2,343,675			$2,205,405			$2,117,130

Net interest-earning assets	$458,987			$424,931			$383,576

Net interest income		$77,195			$74,859			$78,414

Interest rate spread			2.99%			2.88%			3.04%
Net interest margin (net interest income as a percentage of total interest earning assets)			3.45%			3.57%			3.88%
Ratio of total interest-earning assets to total interest-bearing liabilities			125.79%			125.39%			123.42%

(1)	Average balances include non-accrual loans.
(2)	Includes mortgagors’ escrow balances.

Rate/Volume Analysis.    The following table presents the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected New Haven Savings Bank’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Three Months Ended June, 30 2003 Compared to Three Months Ended June 30, 2002
	Increase (Decrease) Due to
	Rate	Volume	Net
	(In thousands)
Interest-earning assets :
Loans	$(2,663)	$157	$(2,506)
Federal Funds sold	(9)	(10)	(19)
Investment securities	(553)	(362)	(915)
Mortgage-backed securities	(3,183)	1,844	(1,339)
Federal Home Loan Bank stock	(21)	—	(21)

Total interest-earning assets	$(6,429)	$1,629	$(4,800)

Interest-bearing liabilities:
Deposits:
Money market accounts	$(31)	$1,057	$1,026
NOW accounts	(135)	41	(94)
Savings accounts	(1,117)	(359)	(1,476)
Certificates of deposit and retirement accounts	(2,006)	(1,405)	(3,411)

Total deposits	(3,289)	(666)	(3,955)
Federal Home Loan Bank advances	(239)	436	197

Total interest-bearing liabilities	(3,528)	(230)	(3,758)

Increase (decrease) in net interest income	$(2,901)	$1,859	$(1,042)

	Year Ended March 31,2003 Compared to Year Ended March 31,2002			Year Ended March 31,2002 Compared to Year Ended March 31,2001
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-earning assets :
Loans	$(9,431)	$(1,423)	$(8,008)	$(8,184)	$2,514	$(5,670)
Federal Funds sold	(56)	28	(28)	(180)	(1)	(181)
Investment securities	(6,652)	(1,923)	(8,575)	(9,766)	1,010	(8,756)
Mortgage-backed securities	(6,906)	8,592	1,686	(4,992)	1,806	(3,186)
Federal Home Loan Bank Stock	(202)	—	(202)	(364)	—	(364)

Total interest-earning assets	$(23,247)	$8,120	$(15,127)	$(23,486)	$5,329	$(18,157)

Interest-bearing liabilities:
Deposits:
Money market accounts	$1,070	$3,738	$4,808	$(849)	$396	$(453)
NOW accounts	(237)	(217)	(454)	(171)	(306)	(477)
Savings accounts	(6,486)	(468)	(6,954)	(6,534)	1,100	(5,434)
Certificates of deposit and retirement accounts	(9,710)	(4,884)	(14,594)	(6,719)	(1,495)	(8,214)

Total deposits	(15,363)	(1,831)	(17,194)	(14,273)	(305)	(14,578)
Federal Home Loan Bank advances	(589)	320	(269)	(699)	675	(24)

Total interest-bearing liabilities	(15,952)	(1,511)	(17,463)	(14,972)	370	(14,602)

Increase (decrease) in net interest income	$(7,295)	$9,631	$2,336	$(8,514)	$4,959	$(3,555)

Management Of Credit Risk

Management considers credit risk to be the most important risk factor affecting the financial condition and operating results of New Haven Savings Bank. The potential for loss associated with this risk factor is managed through a combination of policies established by New Haven Savings Bank’s Board of Directors, the monitoring of compliance with these policies and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and his or her related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan to collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to performing periodic credit reviews, the rating of loans, when loans should be placed in a non-performing status and the factors that should be considered in establishing New Haven Savings Bank’s allowance for loan losses. See “BUSINESS OF NEW HAVEN SAVINGS BANK—Lending Activities” on page     .

Management Of Market And Interest Rate Risk

General.    Market risk is the exposure to losses resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. New Haven Savings Bank has no foreign currency or commodity price risk. Credit risk related to investments in corporate securities is low as all are investment grade. The chief market risk factor affecting the financial condition and operating results of NewAlliance Bancshares is interest rate risk. Interest rate risk is the exposure of a bank’s current and future earnings and capital arising from adverse movements in interest. This risk is managed by periodic evaluation of the interest rate risk inherent in certain balance sheet accounts, determination of the level of risk considered appropriate given New Haven Savings Bank’s capital and liquidity requirements, business strategy, performance objectives and operating environment and maintenance of such risks within guidelines approved by the Board. Through such management, New Haven Savings Bank seeks to reduce the vulnerability of its net earnings to changes in interest rates. New Haven Savings Bank’s Asset/Liability Committee, comprised of the Chief Executive Officer, the Chief Financial Officer, the Senior Accounting Officer, the Senior Risk Officer, the Senior Investment Officer, the Executive Vice President of Business Banking, the Executive Vice President of Retail Banking and the Senior Financial Analyst, is responsible for managing interest rate risk. On a quarterly basis, the Board of Directors reviews New Haven Savings Bank’s gap position described below and Asset/Liability Committee minutes detailing New Haven Savings Bank’s activities and strategies, the effect of those strategies on New Haven Savings Bank’s operating results, New Haven Savings Bank’s interest rate risk position and the effect changes in interest rates would have on New Haven Savings Bank’s net interest income. The extent of movement of interest rates is an uncertainty that could have a negative impact on the earnings of NewAlliance Bancshares. See “RISK FACTORS—Changes In Interest Rates Could Adversely Affect Our Results Of Operations And Financial Condition, Particularly After the Acquisitions” on page     .

The principal strategies New Haven Savings Bank uses to manage interest rate risk include (i) emphasizing the origination and retention of adjustable-rate loans, and origination of loans with maturities matched with those of the deposits and borrowings funding the loans, (ii) investing in debt securities with relatively short maturities and/or average lives and (iii) classifying a significant portion of its investment portfolio as available for sale so as to provide sufficient flexibility in liquidity management.

New Haven Savings Bank employs three approaches to interest rate risk measurement; gap analysis, duration analysis and income simulation analysis.

Gap Analysis.    The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.” An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The “interest rate sensitivity gap” is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing-liabilities maturing or repricing within that same time period. At June 30, 2003, New Haven Savings Bank’s cumulative one-year interest rate gap (which is the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year), was $272.6 million, or positive 11.1% of total assets. The Bank’s approved policy limit is plus or minus 20%. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table sets forth the cumulative maturity distribution of New Haven Savings Bank’s interest-earning assets and interest-bearing liabilities at June 30, 2003, New Haven Savings Bank’s interest rate sensitivity gap, New Haven Savings Bank’s cumulative interest rate sensitivity gap, New Haven Savings Bank’s cumulative interest rate sensitivity gap ratio, and New Haven Savings Bank’s cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities ratio. This table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. Assumptions are also made on the rate of prepayment of principal on loans and investment securities. However, this table does not necessarily indicate the impact of general interest rate movements on New Haven Savings Bank’s net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the gap analysis. As a result, various assets and liabilities indicated ad repricing within the same time period may, in fact, reprice at different times and at different rate levels. It should also be noted that this table reflects certain assumptions regarding the categorization of assets and liabilities and represents a one-day position; in fact, variations occur daily as New Haven Savings Bank adjusts its interest rate sensitivity throughout the year.

Interest Rate Sensitivity

	June 30, 2003
	1 - 3 Months	4 - 6 Months	7 - 12 Months	1 - 5 Years	5+ Years	Total
	(Dollars in thousands)
Interest-earning assets:
Investment securities	$366,601	$86,562	$129,908	$510,057	$31,266	$1,124,394
Loans	310,558	103,654	149,270	530,114	115,247	1,208,843
FHLB Stock	13,766	—	—	—	—	13,766

Total interest-earning assets	690,925	190,216	279,178	1,040,171	146,513	2,347,003

Interest-bearing liabilities:
Savings accounts	13,469	1,813	61,704	179,692	281,836	538,514
Checking accounts	—	—	19,363	105,351	44,062	168,776
Money market accounts	72,293	80,720	233,732	58,990	—	445,735
Certificates of deposit	147,413	92,912	131,940	133,924	2,068	508,257
FHLB advances and other borrowings	29,318	3,000	—	97,739	52,358	182,415

Total interest-bearing liabilities	262,493	178,445	446,739	575,696	380,324	1,843,697

Interest rate sensitivity gap	$428,432	$11,771	$(167,561)	$464,475	$(233,811)	$503,306

Cumulative interest rate sensitivity gap	$428,432	$440,203	$272,642	$737,117	$503,306

Cumulative interest rate sensitivity gap ratio	17.5%	18.0%	11.1%	30.1%	20.6%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	263.2%	199.8%	130.7%	150.4%	127.3%

Income Simulation Analysis.    Income simulation analysis considers the maturity and repricing characteristics of assets and liabilities, as well as the relative sensitivities of these balance sheet components over a range of interest rate scenarios. Tested scenarios include instantaneous rate shocks, rate ramps over a six month or one year period, static rates, non-parallel shifts in the yield curve and a forward rate scenario. The simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specified time horizon, usually a three year period. Simulation analysis involves projecting future balance sheet structure and interest income and expense under the various rate scenarios. New Haven Savings Bank’s internal guidelines on interest rate risk specify that for a range of interest rate scenarios, the estimated net interest margin over the next 12 months should decline by less than 20%. However, in practice, New Haven Savings Bank manages interest rate risk well within these 20% guidelines.

As of June 30, 2003, New Haven Savings Bank’s estimated exposure as a percentage of estimated net interest margin for the next twelve-month period are as follows:

Percentage Change in Estimated Net Interest Margin Over 12 months
200 basis point increase in rates	8.74%
50 basis point decrease in rates	(3.22)%

The forward yield curve is used by New Haven Savings Bank as a base case rate scenario for projecting net interest margin and net interest income. The forward yield curve is an unbiased prediction of future interest rates as it is determined by the current shape of the yield curve.

In the current rate environment, an instantaneous and sustained downward rate shock of 50 basis points is a realistic representation of the potential risk facing New Haven Savings Bank due to declining rates. For an increase in rates, a 200 basis points instantaneous and sustained rate shock is also a relevant representation of the potential risk facing New Haven Savings Bank given the current rate structure and the current state of the economy.

Based on the scenarios above, net income would be adversely affected (within New Haven Savings Bank’s internal guidelines) in the 12-month period after an immediate decrease in rates, however would be affected positively after an immediate increase in rates. Computation of prospective effects of hypothetical interest rate changes are based on a number of assumptions including the level of market interest rates, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the degree to which non-maturity deposits react to changes in market rates the expected prepayment rates on loans and investments, the degree to which early withdrawals occur on certificates of deposit and other deposit flows. As a result, these computations should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions that management may undertake in response to changes in interest rates.

Liquidity And Capital Resources

New Haven Savings Bank has expanded its use of borrowings from the Federal Home Loan Bank as part of its management of interest rate risk. Such borrowings increased by $59.9 million between March 31, 2001 and June 30, 2003. At June 30, 2003, total borrowings from the Federal Home Loan Bank amounted to $151.1 million and New Haven Savings Bank had the capacity to increase that total to $418.1 million. Depending on market conditions and New Haven Savings Bank’s liquidity and gap position, New Haven Savings Bank may continue to borrow from the Federal Home Loan Bank.

NewAlliance Bancshares’ most liquid assets are cash and due from banks, short-term investments and debt securities. The levels of these assets are dependent on New Haven Savings Bank’s operating, financing, lending and investment activities during any given period. At June 30, 2003, cash and due from banks, short-term investments and debt securities maturing within one year amounted to $211.1 million, or 8.6% of total assets.

At June 30, 2003, New Haven Savings Bank had commitments to originate loans, unused outstanding lines of credit, standby letters of credit and undisbursed proceeds of loans totaling $236.8 million. New Haven Savings Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit maturing within one year from June 30, 2003 amounted to $367.1 million. New Haven Savings Bank expects that substantially all maturing certificate accounts will be retained by New Haven Savings Bank at maturity. At June 30, 2003, New Haven Savings Bank exceeded all of its regulatory requirements with a leverage capital of $397.5 million, or 16.56% of average assets, which is above the required level of $96.0 million or 4%, and total risk-based capital of $415.4 million, or 29.07 % of adjusted assets, which is above the required level of $114.3 million, or 8%. NewAlliance Bancshares also exceeded all regulatory capital requirements applicable to bank holding companies. See “REGULATION AND SUPERVISION—Federal Regulation—Capital Requirements” on page      and “REGULATION AND SUPERVISION—Federal Regulation—Insurance Of Deposit Accounts” on page     .

The following tables present information indicating various obligations and commitments made by New Haven Savings Bank as of June 30, 2003 and the respective maturity dates.

Contractual Obligations

(in thousands)

	Total	One Year or Less	More than One Year Through Three Years	More than Three Years Through Five Years	Over Five Years
Federal Home Loan Bank advances(1)	$151,107	$3,000	$48,100	$49,638	$50,369
Repurchase agreements	29,319	29,319	—	—	—
Operating Leases(2)	3,277	625	1,142	669	841

Total Contractual Obligations	$183,703	$32,944	$49,242	$50,307	$51,210

(1)	Secured under a blanket security agreement on qualifying assets, principally, mortgage loans.
(2)	Represents non-cancelable operating leases for offices.

Other Commitments

(in thousands)

	Total	One Year or Less	More than One Year Through Three Years	More than Three Years Through Five Years	Over Five Years
Real estate loan commitments(1)	$56,960	$56,960	$—	$—	$—
Consumer loan commitments	—	—	—	—	—
Commercial loan commitments(1)	1,325	1,325	—	—	—
Commercial loan lines of credit	47,296	32,710	13,689	—	897
Unused portion of home equity loans(2)	108,115	377	1,662	5,358	100,718
Unused portion of construction loans(3)	15,160	4,519	10,641	—	—
Unused checking overdraft lines of credit(4)	3,558	—	—	—	3,558
Commercial letters of credit	4,351	3,760	361	130	$100

Total Other Commitments	$236,765	$99,651	$26,353	$5,488	$105,273

General:  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration dates or other termination clauses.

(1)	Commitments for loans are extended to customers for up to 180 days after which they expire.
(2)	Unused portions of home equity loans are available to the borrower for up to 10 years.
(3)	Unused portions of construction loans are available to the borrower for up to 1 year.
(4)	Unused portion of checking overdraft lines of credit are available to customers in “good standing” indefinitely.

Impact Of Inflation And Changing Prices

The Consolidated Financial Statements and their Notes presented within this document have been prepared in accordance with generally accepted accounting principles (“GAAP”), which requires the measurement of financial position and operating results in terms of historical dollar amounts without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of New Haven Savings Bank operations. Unlike industrial companies, nearly all of the assets and liabilities of New Haven Savings Bank are monetary in nature. As a result, interest rates have a greater impact on New Haven Savings Bank performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact Of New Accounting Standards

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized and depreciated as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier adoption is permitted. New Haven Savings Bank does not expect that the adoption of this statement will have a material impact on its consolidated financial statements.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets be measured at the lower of carrying amount or fair value less the cost to sell, and broadens the reporting of discontinued operations. This statement was effective in fiscal year 2003 but did not affect New Haven Savings Bank’s consolidated financial statements.

SFAS No. 145, “Rescission of FASB statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” updates, clarifies and simplifies several existing accounting pronouncements. Among other things, SFAS No. 145 eliminates the requirement in SFAS No. 4 to report material gains and losses from extinguishments of debt as extraordinary items, net of related income taxes. Adoption of this statement did not affect New Haven Savings Bank’s consolidated financial statements.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” requires that a liability be recognized for these costs only when incurred. Prior to SFAS No. 146, a liability was recognized when an entity committed to an exit plan. Initial adoption of this statement, which is effective for exit or disposal activities initiated after December 31, 2002, did not affect New Haven Savings Bank’s consolidated financial statements.

SFAS No. 147, “Acquisitions of Certain Financial Institutions,” eliminates the requirement to amortize an excess of fair value of liabilities assumed over the fair value of assets acquired in certain acquisitions of financial institutions. SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangible assets of financial institutions, such as core deposit intangibles. Adoption of this statement did not affect New Haven Savings Bank’s consolidated financial statements.

SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment, of FASB Statement No. 123,” amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair values based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures to both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. Adoption of this statement did not affect New Haven Savings Bank’s consolidated financial statements.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” addresses disclosures to be made by a guarantor in its financial statements about its obligations under guarantees. The disclosure requirements applicable to New Haven Savings Bank are included in Note 10 to the consolidated financial statements. The interpretation also requires the recognition, at fair value, of a liability by a guarantor at the inception of certain guarantees issued or modified after December 31, 2002. This recognition requirement did not have a material affect on New Haven Savings Bank’s consolidated financial statements.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” (FIN 46) provides guidance on the identification of entities controlled through means other than voting rights. FIN 46 specifies how New Haven Savings Bank should evaluate its interests in variable interest entities to determine whether to consolidate that entity. FIN 46 was effective immediately for entities created after January 31, 2003 (for which New Haven Savings Bank had none), and for New Haven Savings Bank, applies to previously existing entities for the quarter beginning on July 1, 2003. New Haven Savings Bank is the limited partner in certain low-income housing tax credit partnerships. As a limited partner in these unconsolidated projects, New Haven Savings Bank is allocated tax credits and deductions associated with the underlying properties. New Haven Savings Bank is evaluating the impact of applying FIN 46 to these projects and has not yet completed its analysis. New Haven Savings Bank’s maximum exposure to loss from its involvement in these low-income housing tax credit partnerships is the unamortized investment balance plus certain tax credits claimed, but subject to recapture. New Haven Savings Bank also makes investments, mainly for community involvement purposes, in companies that construct, acquire and rehabilitate local real estate projects. New Haven Savings Bank is evaluating the impact of applying FIN 46 to these projects and has not yet completed its analysis. New Haven Savings Bank’s maximum exposure to loss from its involvement in these projects is the investment balance of $1.0 million. New Haven Savings Bank also is a limited partner in SBIC Limited Partnerships that make equity and debt investments in individual companies. New Haven Savings Bank is evaluating the impact of applying FIN 46 to these investments in SBIC Limited Partnerships and has not yet completed its analysis. New Haven Savings Bank’s maximum exposure to loss from its involvement in these SBIC Limited Partnerships projects is the investment balance of $2.2 million.

SFAS No. 149, “Amendment of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities,” amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133. This Statement was effective for contracts and hedging relationships entered into or modified after June 30, 2003. This Statement did not affect New Haven Savings Bank’s consolidated financial statements.

SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not affect New Haven Savings Bank’s consolidated financial statements.

MANAGEMENT OF NEWALLIANCE BANCSHARES AND NEW HAVEN SAVINGS BANK

Shared Management Structure

Upon completion of the conversion, the Directors of NewAlliance Bancshares will be the same persons who are the Directors of New Haven Savings Bank. In addition, upon the completion of the Connecticut Bancshares and Alliance acquisitions, two directors from Connecticut Bancshares (who are also directors of Savings Bank of Manchester), and Joseph H. Rossi, a director (and President and Chief Executive Officer) of Alliance and Tolland Bank, will join the Boards of Directors of NewAlliance Bancshares and New Haven Savings Bank.

The Board of Directors of New Haven Savings Bank has implemented a corporate governance planning process for NewAlliance Bancshares and New Haven Savings Bank which is scheduled for completion by December 2003. This process involves review by an outside consulting firm of the Board’s governance structure, committee structure, committee charters and related policies and procedures. One result of this process has been the creation of a Governance Committee, comprised entirely of independent Directors. The Board previously adopted a self-assessment program for the Board and its Committees, as well as a Director education program. We believe that 10 of the current 11 Directors, and 12 of the 14 anticipated post-mergers Directors, will be “independent” pursuant to the Sarbanes-Oxley Act of 2002 and NASDAQ rules.

Initially, NewAlliance Bancshares will not separately compensate its Directors and officers. We expect to continue this practice after the offering until we have a business purpose to establish separate compensation programs.

Directors Of NewAlliance Bancshares

The Board of Directors of NewAlliance Bancshares currently consists of 11 members, each of whom belongs to one of three classes. Directors will serve three-year staggered terms so that only approximately one-third of the Directors will be elected at each annual meeting of shareholders. Directors have not yet been assigned to particular terms. The Governance Committee will make recommendations to the independent members of the Board of Directors who will determine the initial staggered terms of NewAlliance Bancshares’ Board of Directors. The new Directors from Connecticut Bancshares and Mr. Rossi from Alliance will be added to the Board upon the completion of the acquisitions of their respective institutions. Under the Merger Agreement with Alliance, Mr. Rossi will be appointed to a three-year term. It has not yet been determined what terms will apply to the new Directors from Connecticut Bancshares. The biographical information regarding the existing NewAlliance Bancshares Directors and Mr. Rossi is set forth under “—Directors of New Haven Savings Bank” on page     . The Directors of NewAlliance Bancshares and New Haven Savings Bank are expected to be identical for the foreseeable future.

Directors Of New Haven Savings Bank

We currently have 11 Directors. The following table sets forth their names, ages as of June 30, 2003, the years when they began serving as Directors, and when their current term expires.

Name	Age	Position	Director Since	Term Expires*
Peyton R. Patterson	46	Chairman of the Board, President and Chief Executive Officer	2002	2004
Roxanne J. Coady	54	Director	1995	2004
John F. Croweak	67	Director	1989	2004
Richard J. Grossi	67	Director	1989	2004
Robert J. Lyons, Jr.	51	Director	1992	2004
Julia M. McNamara	61	Director	1990	2004
Gerald B. Rosenberg	55	Director	2000	2004
Robert N. Schmalz	70	Director	1973	2004
Cornell Scott	68	Director	1989	2004
Nathaniel D. Woodson	61	Director	2000	2004
Joseph A. Zaccagnino	57	Director	1992	2004

*	All New Haven Savings Bank Directors currently serve a one year term.

In addition to the Directors set forth in this table, two members of Connecticut Bancshares’ board of directors will be appointed to New Haven Savings Bank’s Board of Directors upon consummation of the Connecticut Bancshares acquisition. Also, Joseph H. Rossi, a director and President and Chief Executive Officer of Alliance, will be appointed to the New Haven Savings Bank Board of Directors to serve initially for a three year term. Mr. Rossi is 52 years old and has served on the Alliance Board of Directors since 1995.

The principal occupation and business experience for the last five years for each of New Haven Savings Bank’s Directors and executive officers is set forth below. All Directors and executive officers have held their present positions for five years unless otherwise stated.

Peyton R. Patterson joined New Haven Savings Bank in January 2002, as Chairman, President and Chief Executive Officer. From May 1996 to December 2001, she was an Executive Vice President of Dime Bancorp, New York, New York. Ms. Patterson has twenty-one years of commercial and thrift banking experience with New Haven Savings Bank, Dime Bancorp, Chemical Bank/Chase Manhattan and Corestates Financial Corporation of Pennsylvania. She has extensive experience in the areas of retail and business lending, retail banking, asset management, marketing and mergers and acquisitions.

Roxanne J. Coady is the founder, President and Chief Executive Officer of R.J. Julia Booksellers, Ltd. located in Madison, Connecticut. Ms. Coady practiced as a certified public accountant and was a partner and the national tax director for BDO Seidman. Ms. Coady was chairperson of the Tax Division of the New York Society of Certified Public Accountants and served on and chaired various committees for the Tax Division of the American Institute of Certified Public Accountants.

John F. Croweak was the Chairman of Anthem Blue Cross and Blue Shield of Connecticut, a health care coverage company, until he retired in 1997. He is a director of UIL Holdings Corporation.

Richard J. Grossi was the Chairman and Chief Executive Officer of The United Illuminating Company, a regional electric distribution utility company serving the Greater New Haven and Bridgeport areas, until he retired in 1999. He presently serves on the Boards of the New York System Operator, The University of Connecticut Foundation, Inc. and The Arts Council of Greater New Haven. He is also serving as Chairman and President of Science Park Development Corp. in New Haven.

Robert J. Lyons, Jr. is the President and Chief Executive Officer of The Bilco Company, a privately held manufacturer located in West Haven, Connecticut. Mr. Lyons is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Connecticut Society of Certified Public Accountants.

Julia M. McNamara is the President of Albertus Magnus College located in New Haven, Connecticut.

Gerald B. Rosenberg is Senior Vice President and General Manager of Bayer Diagnostics, a provider of medical diagnostics systems and services, located in Tarrytown, New York. Bayer Diagnostics is a division of Bayer AG, an international healthcare, crop science, polymers and chemicals company.

Robert N. Schmalz is an attorney with the law firm of Murtha Cullina LLP, a regional law firm with offices in Connecticut and Massachusetts.

Cornell Scott is the Chief Executive Officer of Hill Health Corporation, a private, non-profit community health center located in New Haven, Connecticut. The company provides comprehensive preventive and primary care services from 18 locations in the New Haven area.

Nathaniel D. Woodson currently serves as the Chairman, President and Chief Executive Officer of UIL Holdings Corporation and is Chairman and Chief Executive Officer of its subsidiary, United Illuminating Company located in New Haven, Connecticut. He is also Chairman of the Board of Directors, United Resources, Inc., a direct subsidiary of UIL Holdings Corporation. Mr. Woodson served as President of The United Illuminating Company during the period February 23, 1998 to May 20, 1998; President and Chief Executive Officer during the period of May 20, 1998 to December 31, 1998; and Chairman of the Board of Directors, President and Chief Executive Officer of The United Illuminating Company during the period December 31, 1998 to February 1, 2001. He has served as Chairman of the Board of Directors and Chief Executive Officer of The United Illuminating Company since February 1, 2001 and Chairman of the Board of Directors, President and Chief Executive Officer of UIL Holdings Corporation since its inception on March 22, 1999.

Joseph A. Zaccagnino is the President and Chief Executive Officer of Yale-New Haven Health System and its subsidiary, Yale-New Haven Hospital, located in New Haven, Connecticut.

Joseph H. Rossi is the President and Chief Executive Officer of Alliance and Tolland Bank. Upon consummation of the Alliance acquisition, Mr. Rossi will be appointed as Director of New Haven Savings Bank and NewAlliance Bancshares.

Meetings Of The Board Of Directors And Committees

New Haven Savings Bank’s Board of Directors meets on a monthly basis and may hold additional special meetings. During 2002, the Board held twelve regular meetings, three special meetings and one annual meeting.

The Board of Directors of NewAlliance Bancshares did not meet in 2002. Following the offering, the Board of Directors of NewAlliance Bancshares is expected to meet quarterly, or more often as may be necessary.

The Board of Directors of New Haven Savings Bank initially is expected to retain the current Board Committees of New Haven Savings Bank following the conversion. Those Committees are the Asset Management Group Committee, Audit Committee, Compensation Committee, Governance Committee, and Loan Committee. Each of the Audit Committee, Compensation Committee and Governance Committee will be joint committees of New Haven Savings Bank and NewAlliance Bancshares and comprised solely of independent directors within the meaning of the rules promulgated under the Sarbanes-Oxley Act of 2002 and NASDAQ. The Board of Directors may, by resolution, designate one or more additional committees.

The Asset Management Group Committee consists of Directors Coady, Schmalz and Woodson with Director Coady serving as Chair. The Asset Management Group Committee oversees the trust, securities brokerage and insurance activities of New Haven Savings Bank and subsidiaries. The Asset Management Group Committee met ten times during the year ended December 31, 2002.

The Audit Committee consists of Directors Coady, Lyons, Grossi and Woodson, with Mr. Lyons serving as Chair. Ms. Coady has been designated the “financial expert” under Sarbanes-Oxley. The Audit Committee oversees the independent auditor relationship, the internal audit and compliance functions and Community Reinvestment Act performance. The Compliance and CRA Committee, which met four times in 2002, was combined into the Audit Committee in August 2003. The Audit Committee met eight times during the year ended December 31, 2002.

The Compensation Committee consists of Directors Croweak, Grossi, McNamara and Zaccagnino, with Director Grossi serving as Chair. The Compensation Committee oversees Director and executive officer and compensation and certain employee benefit plans. The Compensation Committee met three times during the year ended December 31, 2002. The Compensation Committee has engaged an outside consultant as its independent advisor on compensation matters.

The Governance Committee consists of Directors Grossi, McNamara, Woodson and Zaccagnino, with Director McNamara serving as Chair. The Governance Committee was established in August 2003 and is responsible for establishing criteria for Directors, making recommendations for the nomination of Directors, overseeing self-assessment evaluations for the Board and its Committees and addressing other governance issues.

The Loan Committee consists of Directors Lyons, Patterson, Rosenberg and Woodson, with Director Woodson serving as Chair. The Loan Committee reviews certain loan applications in accordance with New Haven Savings Bank’s loan policy. The Loan Committee met six times during the year ended December 31, 2002.

Compensation Of Directors

Members of the New Haven Savings Bank Board of Directors receive an annual retainer of $23,000 and a per meeting fee of $700 - $2,000 depending on the length of the meeting. The Chairs of Committees also receive an additional $700 per meeting attended. Ms. Patterson does not receive any fees for service on the Board of Directors of New Haven Savings Bank or for service on any Committees of the Board. The Board of Directors will consider, with the assistance of an outside compensation consultant, whether these fees should be adjusted to reflect New Haven Savings Bank’s increase in size and change to public company form following the conversion. Directors may defer their fees pursuant to a plan substantially similar to that described below for executive officers. See “Deferred Compensation Plan.”

Executive Officers

Ms. Patterson, Mr. Blanksteen and Ms. Brathwaite will be officers of NewAlliance Bancshares.

Executive Officers Of New Haven Savings Bank

The names, ages as of June 30, 2003 and positions of the executive officers of New Haven Savings Bank, other than Ms. Patterson, are set forth below.

Name	Age	Position
Merrill B. Blanksteen	49	Executive Vice President, Chief Financial Officer and Treasurer
Gail E.D. Brathwaite	44	Executive Vice President and Chief Operating Officer
Donald T. Chaffee	55	Executive Vice President and Chief Credit Officer
Koon-Ping Chan	56	Senior Vice President and Chief Risk Officer
J. Edward Diamond	61	Executive Vice President, Asset Management
Paul A. McCraven	47	Senior Vice President, Community Relations
David H. Purcell	45	Executive Vice President, Retail Banking
Diane L. Wishnafski	50	Executive Vice President, Business Banking

Executive Officers Who Are Not Directors

Merrill B. Blanksteen is Executive Vice President, Chief Financial Officer and Treasurer of New Haven Savings Bank. He has been the Chief Financial Officer since 1993, when he first came to the Bank.

Gail E.D. Brathwaite, Executive Vice President and Chief Operating Officer, joined New Haven Savings Bank in March 2002. Previously, Ms. Brathwaite was Senior Vice President, director of Branch Administration, Compliance and Loss Control for the Consumer Financial Services Division of the Dime Savings Bank of New York.

Donald T. Chaffee, Executive Vice President and Chief Credit Officer, joined New Haven Savings Bank in September 2002. Prior to that time and starting in 1993, Mr. Chaffee was employed by Dime Savings Bank. While at Dime Savings, he held the positions of director of Residential Credit and Risk Management and director of Consumer Credit and Originations.

Koon-Ping Chan joined New Haven Savings Bank as Senior Vice President, Chief Risk Officer in February 2003. From May 2002 until February 2003, he performed various consulting services for New Haven Savings Bank. From May 1997 to April 2002, Mr. Chan was employed by Dime Bancorp where his positions included Senior Vice President, Director of Financial Management, MIS and Channel Planning for Retail Banking, Private Banking, insurance, asset management and consumer lending.

J. Edward Diamond, Executive Vice President, Asset Management, joined New Haven Savings in February, 2002. Prior to that time, Mr. Diamond was employed as President of Dime Securities, Inc., a subsidiary of Dime Bancorp.

Paul A. McCraven, Senior Vice President, Community Relations, has served in various officer positions at New Haven Savings Bank since 1997.

David H. Purcell has been Executive Vice President, Retail Banking of New Haven Savings since March 2002. From 1997 through 2000, Mr. Purcell served as Senior Vice President, Product Management at Dime Savings Bank, New York, New York, and became Senior Vice President, Product Management and Distribution beginning in 2001.

Diane L. Wishnafski is Executive Vice President, Business Banking. She has served in various officer positions at New Haven Savings Bank since 1985. Prior to that she served in various capacities at Dime Savings Bank of Wallingford, First Bank and Connecticut Bank & Trust Company, all from locations in the greater New Haven area.

Indemnification And Limitation Of Liability

NewAlliance Bancshares’ and New Haven Savings Bank’s Certificates of Incorporation and Bylaws contain provisions which limit the liability of and indemnify its Directors, officers, employees and agents. Such provisions provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer or was serving at the company’s or New Haven Savings Bank’s request as a director, officer, employee or agent of another corporation or business entity shall be indemnified and held harmless by NewAlliance Bancshares to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred. Under certain circumstances, the right to indemnification shall include the right to be paid by NewAlliance Bancshares the expenses incurred in defending any such proceeding in advance of its final disposition. In addition, a Director of NewAlliance Bancshares shall not be personally liable to NewAlliance Bancshares or its shareholders for monetary damages except for liability for any breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, under Section 174 of the Delaware General Corporation Law, or for any transaction from which the Director derived an improper personal benefit. Similar provisions are contained in the Certificate of Incorporation and Bylaws of New Haven Savings Bank.

Executive Officer Compensation

Summary Compensation Table.    The following table sets forth certain information as to the total remuneration paid by New Haven Savings Bank during the year ended March 31, 2003 to the Chairman, President and Chief Executive Officer of New Haven Savings Bank and the four most highly compensated executive officers of New Haven Savings Bank other than the Chairman, President and Chief Executive Officer who received total annual compensation in excess of $100,000. Each of the individuals listed on the table below is referred to as a Named Executive Officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation(1)				Long-Term Compensation LTIP Payouts(5)	All Other Compensation
	Year(1)	Salary(2)	Bonus(3)	Other Annual Compensation(4)
Peyton R. Patterson Chairman, President and Chief Executive Officer	2003	$496,257	$488,377	$76,549	$270,000	$4,212	(6)

Merrill B. Blanksteen Executive Vice President, Chief Financial Officer and Treasurer	2003	$250,000	$159,925		$154,980	$18,251	(7)(8)

Gail E.D. Brathwaite Executive Vice President and Chief Operating Officer	2003	$225,000	$143,932		$94,500	$3,963	(9)

David Purcell Executive Vice President, Retail Banking	2003	$225,000	$143,932		$94,500	$4,055	(10)

Diane Wishnafski Executive Vice Banking President, Business	2003	$200,000	$137,740		$126,000	$12,216	(7)(11)

(1)	For the fiscal year ended March 31. New Haven Savings Bank has changed its fiscal year to December 31 effective December 31, 2003.
(2)	Also includes amounts deferred under New Haven Savings Bank’s 401(k) plan. Pursuant to employment contracts with each Named Executive Officer, base salary will be reviewed periodically and may be increased. Current annual salaries are as follows: Ms. Patterson—$592,000; Mr. Blanksteen—$290,000; Ms. Brathwaite—$265,000; Mr. Purcell—$234,000; and Ms. Wishnafski—$209,000.
(3)	Represents cash bonuses including bonuses earned in the fiscal year ending March 31 under the short term, Executive Incentive Plan.
(4)	New Haven Savings Bank provides various cash benefits and perquisites to the Named Executive Officers. The costs of providing such benefits to the Named Executive Officers did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each of such individuals except for Ms. Patterson, who had $76,549 of such benefits in fiscal year 2003, including relocation and related tax reimbursement costs of $47,106.

(5)	Amounts earned in the fiscal year ending March 31 that were paid subsequent to March 31 pursuant to New Haven Savings Bank’s Performance Unit Plan and existing employment agreements for Ms. Patterson, Ms. Brathwaite and Mr. Purcell.
(6)	Includes $1,725 for the payment of group term life insurance premiums for coverage in excess of $50,000; also includes $2,487 for employer payment of health insurance premiums.
(7)	Under New Haven Savings Bank’s 401(k) plan for the fiscal year ending March 31, 2003, $7,000 was allocated to the accounts of both Mr. Blanksteen and Ms. Wishnafski.
(8)	Includes $1,764 for the payment of group term life insurance premiums for coverage in excess of $50,000; also includes $9,487 for employer payment of health insurance premiums.
(9)	Includes $1,281 for the payment of group term life insurance premiums for coverage in excess of $50,000; also includes $2,682 for employer payment of health insurance premiums.
(10)	Includes $1,568 for the payment of group term life insurance premiums for coverage in excess of $50,000; also includes $2,487 for employer payment of health insurance premiums.
(11)	Includes $1,659 for the payment of group term life insurance premiums for coverage in excess of $50,000; also includes $3,557 for employer payment of health insurance premiums.

Benefit Plans

Current Compensation Plans.    We currently have the five compensation plans described below in which executive officers participate. As part of its conversion planning, New Haven Savings Bank has engaged an outside consulting firm to work with the Compensation Committee to recommend to our Board of Directors compensation plans that are appropriate for a public company. Although that process is not complete, it is currently expected that the Performance Unit Plan will not be continued beyond 2003 and that the Supplemental Executive Retirement Plan will be modified to reflect changes to the Pension Plan. The future status of the Deferred Compensation Plan is uncertain at this time. It is expected that New Haven Savings Bank will enter into new employment or change in control severance agreements with executive officers, as described below.

Performance Unit Plan.    New Haven Savings Bank adopted a long-term management incentive plan, the Performance Unit Plan, in June 1999. The Performance Unit Plan is designed to reward executive officers and selected key managers for achieving three-year performance goals identified each year in New Haven Savings Bank’s strategic plan. The Performance Unit Plan provides for cash payments, equal to a certain percentage of a participant’s base salary, with the amount of the payment tied to the achievement of two performance goals during three-year cycles. A new, three-year cycle begins each year. Payments, if any, are set at 50% of the target award for attaining the minimum or threshold level of performance, at 100% of the target award for attaining the target level of performance, and 200% of the target for attaining the superior level of performance. The Performance Unit Plan is administered by the Compensation Committee of the Board of Directors. Eligibility in the Performance Unit Plan is limited to the Chief Executive Officer, Executive Vice Presidents, Senior Vice Presidents and First Vice Presidents, but may be extended to include other officers. Participants are approved by the Compensation Committee at the beginning of each three-year cycle. All of the executive officers named in the summary compensation table participate in the Performance Unit Plan and, for Ms. Patterson, Ms. Brathwaite and Mr. Purcell, awards in 2003 were accelerated on negotiated terms.

In connection with the conversion, New Haven Savings Bank has determined that it is appropriate to terminate the existing Performance Unit Plan in anticipation of the introduction of the stock-based compensation programs, such as the stock option plan and the stock recognition and retention plan that will enable New Haven Savings Bank to provide Directors and officers with performance incentives directly linked to the performance of NewAlliance Bancshares’ common stock. The Performance Unit Plan will terminate on December 31, 2003. Payments will be made to participants who remain employed at New Haven Savings Bank, as provided under the program, in 2004, 2005 and 2006, the years in which the three-year performance cycle ends. Those payments will be pro-rated for the nine month 2003 fiscal year.

The following table sets forth certain information concerning awards granted under the Performance Unit Plan to the executive officers named in the summary compensation table in the fiscal year ending March 31, 2003:

Long-Term Incentive Plan—Awards in Last Fiscal Year

			Future Payouts under Non-Stock Price-Based Plans
(a)	(b)	(c)	(d)
Name	Number of Units(#)	Performance or Other Period Until Maturation or Payout(1)	Target(2)
Peyton R. Patterson	4,900	3/31/05	$449,167

Merrill B. Blanksteen	1,750	3/31/05	$160,417

Gail E. D. Brathwaite	1,575	3/31/05	$144,375

David Purcell	1,575	3/31/05	$144,375

Diane Wishnafski	1,400	3/31/05	$128,333

(1)	The Units were awarded for the three-year performance cycle for fiscal years 4/1/02 – 3/31/05. Subsequently, New Haven Savings Bank determined to change its fiscal year to December 31, effective December 31, 2003.
(2)	The Plan provides for payments based on performance at a threshold, target or maximum level. The Plan will be terminated effective December 31, 2003 with awards paid in January 2005 at an assumed “target” level, provided employment continues until that date. The amounts shown reflect a three month reduction for the nine month fiscal year ending December 31, 2003.

Executive Incentive Plan.    New Haven Savings Bank also maintains the Executive Incentive Plan, a short-term management incentive plan that is designed to reward executive management for contributing to the profitability of New Haven Savings Bank, with more senior officers entitled to a higher percentage award. The Executive Incentive Plan provides for cash payments, equal to a percentage of a participant’s base salary, tied to the achievement of specific individual, team, and/or corporate goals during a 12 month period. The Executive Incentive Plan is administered by the Compensation Committee of the New Haven Savings Bank Board of Directors. Awards range from 10% for a Vice President who achieves the lowest of three possible incentive award levels to 112.5% for the Chief Executive Officer upon achieving the highest of three possible incentive award levels. Award recipients may elect to defer payment of awards under New Haven Savings Bank’s Deferred Compensation Plan. In the event there is a change in control of New Haven Savings Bank and within the one-year period after such a change in control either New Haven Savings Bank terminates a participant’s employment without good cause or a participant voluntarily terminates his or her employment with New Haven Savings Bank with good reason, New Haven Savings Bank must pay the participant in full all the incentive awards earned during any plan year that ends before the date the participant’s employment is terminated. In addition, the participant will be paid any portion of an incentive award that is applicable to the part of a fiscal year that ends on the date of his or her termination of employment. In the event a participant is discharged from employment with New Haven Savings Bank for cause, competes with New Haven Savings Bank or interferes with its business relationships while employed at New Haven Savings Bank or following his or her termination, or discloses confidential information of New Haven Savings Bank, the Compensation Committee has discretion to discontinue the payment of any incentive awards.

Supplemental Executive Retirement Plans.    New Haven Savings Bank maintains the Supplemental Executive Retirement Plan (“SERP”), a non-tax-qualified, supplemental retirement plan that provides certain executives with pension benefits that cannot be provided directly through New Haven Savings Bank’s tax-qualified employee pension plan because of limitations in the Internal Revenue Code on benefits that are payable through a tax-qualified plan. The SERP pays to each participant an amount equal to the amount that would have been payable under the terms of the pension plan but for the limitations in the Internal Revenue Code, less the amount payable under the terms of the pension plan. The SERP also includes short-term incentive compensation in the definition of income. The benefits under the SERP are payable at the same times and in the same forms as the benefits payable under the pension plan. As of March 31, 2003, New Haven Savings Bank had accrued approximately $34,995; $7,172; $119,995; $8,016; and $99,873 on behalf of Ms. Patterson, Ms. Brathwaite, Mr. Blanksteen, Mr. Purcell and Ms. Wishnafski, respectively, in connection with its obligations to those officers under the SERP. New Haven Savings Bank intends to amend the SERP in connection with the conversion to freeze the future accrual of benefits under the SERP. In addition, New Haven Savings Bank expects to adopt a new pension plan supplemental executive retirement plan

(“New SERP”) (although it may determine to instead amend the existing SERP) in which a smaller number of employees, including the Named Executive Officers, will be participants. Benefits under such amended SERP will be substantially similar to those currently provided such officers. However, in the event of a change of control, under the terms of the proposed new employment agreements, Mesdames Patterson and Brathwaite and Mr. Blanksteen will receive additional years of age credit for purposes of determining their benefits under the New SERP.

In connection with the conversion, NewAlliance Bancshares and New Haven Savings Bank intend to implement two additional supplemental executive retirement plans to provide for supplemental benefits to certain employees, including the Named Executive Officers, whose benefits under NewAlliance Bancshares’ employee stock ownership plan and New Haven Savings Bank’s 401(k) plan, which are described below, are reduced by limitations imposed by the Internal Revenue Code. The supplemental benefits will equal the amount of the additional benefits the participants would receive if there were no income limitations imposed by the Internal Revenue Code. From time to time, NewAlliance Bancshares’ and New Haven Savings Bank’s Boards of Directors will designate which employees may participate in these additional supplemental executive retirement plans. NewAlliance Bancshares and New Haven Savings Bank may establish a grantor trust in connection with the plans to satisfy their obligations under the plans. The assets of the grantor trust would be subject to the claims of NewAlliance Bancshares’ and New Haven Savings Bank’s general creditors in the event of their insolvency. The grantor trust would be permitted to invest in a wide-variety of investments, including NewAlliance Bancshares common stock.

Deferred Compensation Plan.    New Haven Savings Bank maintains the Deferred Compensation Plan, a non-qualified plan that provides for the deferral of up to 30% of an eligible employee’s base salary and up to 100% of his or her incentive awards under the Executive Incentive Plan in any calendar year. Amounts deferred are credited to an account established for the benefit of each participant, and earn interest at New Haven Savings Bank’s 30 month rate for certificates of deposit. Following a participant’s termination of service with New Haven Savings Bank, he or she may receive the deferred payments in a lump sum or in equal annual installments for a period no longer than 10 years, at the election of New Haven Savings Bank’s Chief Executive Officer, except that in the event of death, New Haven Savings Bank will make a lump sum payment. In the event a participant is discharged from employment with New Haven Savings Bank for cause, competes with New Haven Savings Bank or interferes with its business relationships while employed at the Bank or following his or her termination, or discloses confidential information of New Haven Savings Bank, the Compensation Committee has discretion to cause the forfeiture of any of the participant’s deferred incentive awards from the Executive Incentive Plan, including interest.

Pension Plan.    New Haven Savings Bank maintains a non-contributory defined benefit plan intended to satisfy the tax-qualification requirements of Section 401(a) of the Internal Revenue Code. Generally, employees of New Haven Savings Bank become eligible to participate in the Pension Plan once they reach age 21 and complete 1,000 hours of service in a consecutive 12-month period. Participants become fully vested in their benefits under the Pension Plan upon the completion of five years of vesting service. Participants are credited with a year of vesting service for each plan year in which they complete at least 1,000 hours of service.

In general, a participant’s normal retirement benefit under the Pension Plan is the product of (1) the participant’s years of benefit service up to 30, multiplied by the sum of (a) 1% of the participant’s average final compensation (defined as the average annual compensation for the three consecutive year period that produces the highest average), and (b) 1% of the amount by which the participant’s average final compensation exceeds “covered compensation” (determined in accordance with tables issued by the Social Security Administration). However, because the benefit formula under the Pension Plan has been amended over the years, the formula used to determine a participant’s benefit may vary depending upon when years of benefit service were credited.

In general, the Pension Plan provides for a normal retirement monthly benefit that, unless otherwise deferred, is payable beginning on the first day of the month following the later of the participant’s 65th birthday and the fifth anniversary of his or her participation in the Pension Plan. A participant may also receive a benefit under the Pension Plan on his or her early retirement date, which is the first day of the month following the later of the date he or she attains age 55 and completes 10 years of benefit service. Benefits received prior to a participant’s normal retirement date are reduced by certain factors set forth in the Pension Plan. In addition, a participant may also receive a disability benefit under the Pension Plan in the event of certain circumstances set forth in the Pension Plan. Participants credited with five years of vesting service who terminate employment with New Haven Savings Bank may also receive benefits under the Pension Plan.

The following table sets forth the estimated annual benefits payable upon a participant’s normal retirement at age 65 for the period ended December 31, 2002, assuming various levels of compensation and various specified years of benefit service1:

Average Final Compensation	15	20	25	30
$50,000	$9,150	$12,200	$15,250	$18,300
$75,000	$16,650	$22,200	$27,750	$33,300
$100,000	$24,150	$32,200	$40,250	$48,300
$150,000	$39,150	$52,200	$65,250	$78,300
$200,000	$54,150	$72,200	$90,250	$108,300

At December 31, 2002, the Pension Plan’s obligations exceeded assets by approximately $3.0 million. The approximate years of benefit service credited under the Pension Plan as of December 31, 2002 for the Named Executive Officers are as follows:

Name	Years of Service
Peyton R. Patterson	0
Merrill B. Blanksteen	10
Gail E.D. Brathwaite	0
David Purcell	0
Diane Wishnafski	18

[1]	Under the Internal Revenue Code, maximum annual benefits under the Pension Plan are limited to $160,000 per year and annual compensation for calculation purposes is limited to $200,000 per year for the 2002 calendar year. Estimated benefits below are not subject to offset. Benefits in excess of the limitation are provided through New Haven Savings Bank’s Supplemental Executive Retirement Plan, discussed above.

401(k) Plan.    New Haven Savings Bank maintains the Profit Sharing Plan with Cash or Deferred Arrangement, referred to as the 401(k) plan, a tax-qualified plan under Section 401(a) of the Internal Revenue Code with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. In general, all salaried and hourly employees who are at least age 20 1/2, become eligible to make salary reduction contributions in the 401(k) plan on the first day of the month following the completion of 90 consecutive days beginning on the date the employee first completes an hour of service. Eligible employees become eligible to receive matching contributions from New Haven Savings Bank under the 401(k) plan upon the completion of one year of eligibility service. In addition, eligible employees become eligible to share in discretionary profit sharing contributions immediately upon completing two years of eligibility service. For purposes of the 401(k) plan, an employee earns one year of eligibility service when he or she completes 1,000 or more hours of service within the plan year. An employee’s first service period is the one-year period beginning on the employee’s date of hire.

Under the 401(k) plan, participants may elect to have New Haven Savings Bank contribute up to 100% of their compensation to the 401(k) plan, subject to certain limitations imposed by the Internal Revenue Code. New Haven Savings Bank currently makes matching contributions to the 401(k) plan equal to $.50 for each $1.00 of compensation (other than catch-up contributions) deferred by a participant up to 3% of an employee’s compensation, for a total matching contribution of up to 1.5% of a participant’s compensation. Compensation for purposes of the 401(k) plan generally consists of total taxable income of a participant as reported on Form W-2, including salary reductions, if any, made pursuant to the 401(k) plan and certain other fringe benefit plans. The level of matching contributions under the 401(k) plan may change from time to time.

Currently, participants in the 401(k) plan may direct the investment of their accounts in several types of investment funds. In connection with the conversion, New Haven Savings Bank has amended the 401(k) plan to permit plan participants to invest their account balances in NewAlliance Bancshares common stock through an employer stock fund. However, no individual participant may purchase more than $500,000 in aggregate value of the common stock in the conversion (subject to the overall purchase limitations) using his or her 401(k) account. A participant’s ability to direct all or some of his vested account to purchase common stock in the offerings will be dependent upon such individual being an eligible account holder or supplemental eligible account holder. A participant may direct voting of shares of common stock held in his or her 401(k) plan account.

Participants are always 100% vested in their elective deferrals, related earnings and their profit sharing benefits under the 401(k) plan. Participants become fully vested in matching contributions and related earnings upon the completion of five years of vesting service. Participants also become 100% vested in matching contributions and related earnings upon the earlier of attainment of normal retirement age (age 65), death, disability, or the satisfaction of the requirements for early retirement (separation from service on or after the attainment of age 55 and completion of 10 years of vesting service).

Participants may receive distributions from the 401(k) plan in the form of a single lump sum payment or monthly, quarterly, semi-annual or annual installments.

New Employment Agreements.    New Haven Savings Bank and NewAlliance Bancshares each intend to enter into new employment agreements with Peyton R. Patterson, Merrill B. Blanksteen, Gail E. D. Brathwaite, Donald Chaffee, J. Edward Diamond, David H. Purcell and Diane Wishnafski in connection with the conversion and the acquisitions. The employment agreements are intended to ensure that New Haven Savings Bank and NewAlliance Bancshares will be able to maintain a stable and competent management base after the conversion. The continued success of New Haven Savings Bank and NewAlliance Bancshares depends to a significant degree on the skills and competence of their respective officers. New Haven Savings Bank currently has employment agreements with all of the foregoing and provide for an amendment to the agreement or a change of control payment in the event New Haven Savings Bank converts to capital stock form. The current agreements will be terminated and new employment agreements will be entered into in lieu of amending the existing agreements.

The employment agreements will provide for initial terms of two or three years (Ms. Patterson, Ms. Brathwaite and Mr. Blanksteen will have agreements with three year terms). The term of the employment agreements will be extended on an annual basis unless written notice of non-renewal is given by the Board of Directors of NewAlliance Bancshares or New Haven Savings Bank. The employment agreements provide that each executive’s base salary will be reviewed annually. In addition to the base salary, the employment agreements provide for participation in New Haven Savings Bank’s cash incentive plans, stock benefits plans and other fringe benefits applicable to executive personnel. The employment agreements also provide that New Haven Savings Bank and NewAlliance Bancshares will indemnify the executive to the fullest extent legally allowable. The employment agreements provide that if the executive is terminated other than for cause, death or disability or if the executive terminates his or her employment for “good reason” as defined in the agreements, he or she will receive on an installment basis of an amount equal to the sum of the executive’s base salary at the date of termination and the greater of the average of the cash incentive compensation earned by the executive during the three calendar years immediately preceding the year in the termination occurs or the executive’s target bonus under the Executive Incentive Plan for the year in which the termination occurs multiplied by, with respect to Ms. Patterson, 3, with respect to Ms. Brathwaite and Mr. Blanksteen, a fraction equal to the remaining term of the agreement (but not less than 20 months) divided by 365, and with respect to the other four executive officers, a fraction equal to either the remaining term of the agreement or 20 months, whichever is greater, divided by 365. In addition, the executive will receive the contributions that would have been made on the executive’s behalf to any employee benefit plan of New Haven Savings Bank or New Alliance Bancshares during the same periods over which the severance benefits are being paid as described in the immediately preceding sentence (three years for Ms. Patterson, the remaining term of the agreement for Ms. Brathwaite and Mr. Blanksteen and either the remaining term of the agreement or 20 months, whichever is greater, for the other four executive officers). In addition, the executive will receive a pro rata portion of his or her target bonus under the Executive Incentive Plan for the part of the calendar year that ends on the date of his or her termination. Also, for the first year following the date on which his or her employment terminates, the executive will be reimbursed for reasonable expenses incurred by him or her in searching for new employment not to exceed $75,000 (with respect to Mesdames Patterson and Brathwaite and Mr. Blanksteen and $25,000 for the other officers). In addition, if Mesdames Patterson or Brathwaite or Mr. Blanksteen surrenders his or her then outstanding options and shares of unvested restricted stock within 30 days of the termination of his or her employment, they will receive a lump sum payment equal to the value of the excess of the fair market value of the NewAlliance Bancshares common stock covered by options granted to him or her over the exercise price of his or her outstanding options and the fair market value of his or her shares of restricted stock. New Haven Savings Bank and NewAlliance Bancshares would also continue and/or pay for the executive’s life, health, dental and disability coverage for the remaining term of the employment agreement. Upon termination of the executive for reasons other than a change in control, the executive must adhere to a non-competition restriction for the lesser of two years or the remaining term of the agreement. Each employment agreement also provides that for two years after the executive’s termination for any reason, the executive agrees not to solicit New Haven Savings Bank’s customers or to solicit its employees to accept other employment. In addition, any compensation that the executive earns subsequent to the first year after termination through the end of the period for which severance benefits are to be provided will offset dollar for dollar the severance benefit obligations of NewAlliance Bancshares and New Haven Savings Bank.

Under the new employment agreements, if voluntary or involuntary termination follows a change in control of New Haven Savings Bank or NewAlliance Bancshares, the executive or, if the executive dies, his/her beneficiary, would be entitled to a severance payment calculated in substantially the same manner as described above except that the payments will be in a lump sum, will amount to three times the sum of the base salary and highest level of cash incentive compensation earned in any one of the three calendar years immediately preceding the year on which the date of termination occurs and will include the value of the contributions that would have been made on the executive’s behalf to any employee benefit plans of New Haven Savings Bank or NewAlliance Bancshares for a three year period after termination. The executive would also receive the pro rata portion of any cash incentive award as described above. In addition, Mesdames Patterson and Brathwaite and Mr. Blanksteen would receive the value of their stock benefits as described above and would also receive additional age credit under the terms of the New Haven Savings Bank pension plan supplemental executive retirement plan in which they are participants. New Haven Savings Bank and NewAlliance Bancshares would also continue and/or pay for the executive’s life, health, dental and disability coverage for three years. The executive would also be entitled to receive an additional tax indemnification payment if payments under the employment agreements or any other payments triggered liability under Section 280G of the Internal Revenue Code as an excise tax constituting “excess parachute payments.” Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed three times the executive’s average annual compensation over the five calendar years preceding the change in control. The excise tax equals 20% of the amount of the payment in excess of one times the executive’s average compensation over the preceding five calendar year period. With respect to the other four executives, in the event payments and benefits under the employment agreements, together with other payments and benefits the executives may receive, would constitute an excess parachute payment under Section 280G of the Internal Revenue Code, such payments would be reduced to an amount necessary to avoid such payments constituting parachute payments unless the amount they would receive without regard to the Section 280G limit, after taking into account the imposition of excise and income taxes, would be greater than the after tax amount of the amount of benefits permitted by Section 280G. If the executive is terminated in connection with a change in control, neither the non-competition provision nor the mitigation provision described above will apply.

In the event of a change in control, as defined in the employment agreements, of NewAlliance Bancshares the total payment that would be due under the seven employment agreements described above, based solely on the current annual compensation to be paid to such officers, and assuming the change in control occurs at the end of 2003, the remaining term of the agreements at the time of the change in control is three years or two years, as the case may be, and the cash incentive compensation earned in 2003 is the same as earned in 2002 and excluding any tax indemnification payments or benefits under any employee benefit plan which may be payable, would be approximately $        million. Such payments may tend to discourage takeover attempts by increasing the costs to be incurred in the event of a takeover.

Change in Control Agreements.    Upon the completion of the conversion, NewAlliance Bancshares and New Haven Savings Bank intend to enter into two-year change in control agreements with Koon-Ping Chan and Paul A. McCraven, Senior Vice Presidents, neither of whom will be covered by an employment agreement. The terms of the change in control agreements will be renewed on an annual basis unless written notice of non-renewal is given by either NewAlliance Bancshares’ or New Haven Savings Bank’s Board of Directors. The change in control agreements will provide that in the event of a change in control of us, as defined, the officer, upon his voluntary (for good reason as defined in the agreement) or involuntary termination, would be entitled to receive a severance payment equal to two times the sum of the officer’s base salary in effect as of the date of termination and the highest level of the cash incentive compensation earned by him during any one of the three calendar years immediately preceding the calendar year in which the termination occurs. In addition, the officer will receive a pro rata portion of the officer’s target bonus under the Executive Incentive Plan that is applicable to the part of the calendar year that ends on the date of his termination of employment. New Haven Savings Bank will also maintain and provide, at no greater cost to the officer than he is currently paying, for his continued participation in all group insurance, life insurance, health and accident insurance, disability insurance and other similar employee benefit plans and arrangements for the period ending the earlier of the expiration of the remaining term of the change in control agreement or the date of the officer’s full-time employment with another employer pursuant to which he receives substantially similar benefits. In the event such continued participation is not possible, New Haven Savings Bank will pay the officer the value of such benefits. In addition, the officer must adhere to a one year non-solicitation provision.

In the event payments and benefits under the change in control agreements, together with other payments and benefits the officers may receive, would constitute an excess parachute payment under Section 280G of the Internal Revenue Code, such payments would be reduced to an amount necessary to avoid such payments constituting parachute payment. In the event of a change in control of NewAlliance Bancshares or New Haven Savings Bank, as defined, the total payments that would be due under the change in control agreements, based solely on the current annual compensation paid to the officers covered by such agreements and the highest level of cash incentive compensation earned during any one of the last three calendar years, and excluding any benefits under any employee benefit plan which may be payable, would be approximately $            , subject to reduction to the extent necessary to avoid such payments being deemed parachute payments.

Employee Severance Plan.    Upon consummation of the conversion, New Haven Savings Bank intends to establish the New Haven Savings Bank Employee Severance Plan, referred to as the severance plan, which will provide eligible employees with severance pay benefits in the event of a change in control, as defined, of New Haven Savings Bank or NewAlliance Bancshares. Generally, all salaried employees other than management personnel with employment agreements or change in control agreements will be eligible to participate in the severance plan. The severance plan vests in each participant a contractual right to the benefits such participant is entitled to thereunder. Under the severance plan, in the event of a change in control, as defined, eligible employees who are terminated from or, in certain cases, terminate their employment (for reasons specified under the severance plan), will be entitled to receive a severance payment, the amount of such payment depending on the participant’s title as of the date of termination and the number of full years of service with New Haven Savings Bank. The participant will be entitled to a cash severance payment equal to between 1/26th and 1/13th of the participant’s annual compensation, depending on the participant’s title, for each full year of service with New Haven Savings Bank up to a maximum of 150% of annual compensation for Vice Presidents and above, 100% for other officers and 50% for employees who are not officers. The minimum payment for participants who are Vice Presidents or higher is 50% of their annual compensation (whether or not they have been employed for a full year). The definition of annual compensation is the aggregate base salary and cash incentive compensation earned by the employee during the calendar year immediately preceding the calendar year in which the date of termination occurs. In addition, New Haven Savings Bank will also maintain and provide officers participating in the severance plan, at no greater cost to the officer then he or she is currently paying, for his or her continued participation in all group insurance, life insurance, health and accident insurance, disability insurance and other similar employee benefit plans and arrangements for the period ending the earlier of the expiration of the severance period (which is either 18 or 12 months depending on the officer’s title) or the date of the officer’s full-time employment with another employer pursuant to which he or she receives substantially similar benefits. In the event such continued participation is not possible, New Haven Savings Bank will pay the officer the value of such benefits.

Future Benefit Plans

Employee Stock Ownership Plan.    NewAlliance Bancshares has established an employee stock ownership plan for its and New Haven Savings Bank’s employees in connection with the conversion. Employees, other than those paid solely on a retainer or fee basis, who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 20 1/2 are eligible to participate in NewAlliance Bancshares’ employee stock ownership plan.

As part of the conversion, the employee stock ownership plan intends to purchase of up to 5% the common stock issued in the offering, including the shares to be contributed to the NewAlliance Foundation (3,887,500 shares or 4,448,125 shares based on the maximum and 15% above the maximum of the offering range, respectively) as well as to purchase additional common stock sold in the offering, including the shares to be contributed to the NewAlliance Foundation, up to an aggregate of 7% in the plan, in the open market after completion of the conversion. NewAlliance Bancshares anticipates that the employee stock ownership plan will borrow from NewAlliance Bancshares to fund these purchases. In the event that shares sold in the offering do not equal the midpoint of the offering range, 65,000,000 shares, NewAlliance Bancshares anticipates that the employee stock ownership plan will borrow the funds needed from a third party lender. It is anticipated that such loan will equal 100% of the aggregate purchase price of the common stock acquired by the NewAlliance Bancshares employee stock ownership plan. The loan from NewAlliance Bancshares to the employee stock ownership plan will be repaid principally from New Haven Savings Bank’s contributions to the employee stock ownership plan over a period of 30 years and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the employee stock ownership plan loan from NewAlliance Bancshares will be fixed and is expected to be at New Haven Savings Bank’s prime rate at the date the loan is entered into with the employee stock ownership plan. New Haven Savings Bank also intends to use matching contributions made with respect to the employee stock ownership plan participants’ 401(k) plan contribution to satisfy the loan obligation. NewAlliance Bancshares may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders, upon the original issuance of additional shares by NewAlliance Bancshares or upon the sale of treasury shares by NewAlliance Bancshares. Such purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from NewAlliance Bancshares or from New Haven Savings Bank. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares purchased by the NewAlliance Bancshares employee stock ownership plan will be held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant’s employee stock ownership plan account based on the ratio of each such participant’s base compensation to the total base compensation of all eligible employee stock ownership plan participants. Forfeitures may be used for several purposes such as the payment of expenses or be reallocated among remaining participating employees. Upon the completion of seven years of service, the account balances of participants within the employee stock ownership plan will become 100% vested. Credit is given for years of service with New Haven Savings Bank prior to adoption of the employee stock ownership plan. In the event of a “change of control”, as defined in the employee stock ownership plan, however, participants will become immediately fully vested in their account balances. Participants will also become fully vested in their account balances upon death, disability or retirement. Benefits may be payable upon retirement or separation from service.

It is currently expected that an independent corporate trustee will be appointed by NewAlliance Bancshares to serve as the trustee of the NewAlliance Bancshares employee stock ownership plan. Under the terms of the NewAlliance Bancshares employee stock ownership plan, the trustee must generally vote all allocated shares held in the employee stock ownership plan in accordance with the instructions from the participating employees, and unallocated shares will generally be voted in the same manner as the majority of the allocated shares for which instructions are given are voted, in each case subject to the requirements of applicable law and the fiduciary duties of the trustee.

Generally accepted accounting principles require that any third party borrowing by the NewAlliance Bancshares employee stock ownership plan be reflected as a liability on NewAlliance Bancshares’ statement of financial condition. If the employee stock ownership plan borrows the necessary funds from NewAlliance Bancshares, the loan will not be treated as a liability but instead will be excluded from shareholders’ equity. If the employee stock ownership plan purchases newly issued shares from NewAlliance Bancshares, total shareholders’ equity would neither increase nor decrease, but per share shareholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

NewAlliance Bancshares’ employee stock ownership plan will be subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations of the Internal Revenue Service and the Department of Labor.

Stock Option Plan.    Following completion of the conversion and the acquisitions, NewAlliance Bancshares intends to adopt a stock option plan, which will be designed to attract and retain qualified personnel in key positions, provide Directors, officers and key employees with a proprietary interest in NewAlliance Bancshares as an incentive to contribute to its success and reward key employees for outstanding performance. The stock option plan will provide for the grant of both non-qualified stock options (“NQSO’s”) and incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code and non-incentive or compensatory stock options. Options may be granted to NewAlliance Bancshares’ Directors and key employees as well as those of New Haven Savings Bank. The stock option plan will be administered and interpreted by the Compensation Committee of NewAlliance Bancshares’ Board of Directors. Unless terminated earlier, the stock option plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the Board of Directors.

Under the stock option plan, the Compensation Committee will determine which Directors, officers and key employees will be granted options, whether options will be incentive or compensatory options, the number of shares subject to each option, the exercise price of each option, whether options may be exercised by delivering other shares of common stock and when such options become exercisable. The per share exercise price of an incentive stock option must at least equal the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to employees who are 10% shareholders).

At a meeting of NewAlliance Bancshares’ shareholders, to be held no less than 6 months after the conversion and the acquisitions, NewAlliance Bancshares intends to present the stock option plan to shareholders for their approval and to reserve an amount equal to 10% of the shares of common stock sold in the conversion, including shares contributed to the NewAlliance Foundation (77,750,000 shares or 88,962,500 shares, based on the maximum and 15% above the maximum of the offering range, respectively), for issuance under the stock option plan. FDIC policies provide that, in the event such plan is implemented within one year after the conversion, no individual officer or employee may receive more than 25% of the options granted under the stock option plan and non-employee Directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the stock option plan. FDIC policies also provide that the exercise price of any options granted under the plan must be at least equal to the fair market value of the common stock as of the date of grant. Further, options under the plan granted within the first year after completion of the conversion and the acquisitions generally are required to vest at a rate no faster than 20% per year. If an option holder’s employment or service is terminated as a result of death or disability, the remaining options will become immediately vested. In addition, in the event that a “change of control” in NewAlliance Bancshares or New Haven Savings Bank occurs, all unvested options will become immediately vested. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to three years following the death, disability or other termination of the optionee’s employment or service as a director. However, failure to exercise incentive stock options within 3 months after the date on which the optionee’s employment terminates may result in the loss of incentive stock option treatment for federal income tax purposes.

At the time an option is granted pursuant to the stock option plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of common stock. The shares reserved for issuance under the stock option plan may be authorized but previously unissued shares, treasury shares, or shares purchased by NewAlliance Bancshares on the open market or from private sources. In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the stock option plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding. If NewAlliance Bancshares declares a special cash dividend or return of capital after it implements the stock option plan in an amount per share that exceeds 10% of the fair market value of a share of common stock as of the date of declaration, the per share exercise price of all previously granted options that remain unexercised as of the date of such declaration shall, subject to certain limitations, be proportionately adjusted to give effect to the special cash dividend or return of capital as of the date of payment of such special cash dividend or return of capital.

Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and NQSO’s is different. A holder of incentive stock options who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to NewAlliance Bancshares at any time as a result of such grant or exercise. With respect to NQSO’s, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and NewAlliance Bancshares will be entitled to a deduction in the amount of income recognized by the optionee.

Recognition and Retention Plan.    After completion of the conversion and the acquisitions, NewAlliance Bancshares also intends to adopt a recognition and retention plan for its Directors, officers and employees. The objective of the recognition and retention plan will be to enable NewAlliance Bancshares to provide Directors, officers and employees with a proprietary interest in NewAlliance Bancshares as an incentive to contribute to its success. NewAlliance Bancshares intends to present the recognition and retention plan to its shareholders for their approval at a meeting of shareholders held no earlier than six months after completion of the conversion and the acquisitions. Currently, FDIC policies provide that, in the event such plan is implemented within one year after the conversion, shares granted under the plan within such first year generally are required to vest at a rate no faster than 20% per year. The recognition and retention plan will also be subject to the same individual and group limitations on the level of awards as the stock option plan.

The recognition and retention plan will be administered by the Compensation Committee of NewAlliance Bancshares’ Board of Directors, which will have the responsibility to invest all funds contributed to the trust created for the recognition and retention plan. NewAlliance Bancshares will contribute sufficient funds to the trust so that it can purchase, following the receipt of shareholder approval, a number of shares equal to an aggregate of 4% of the common stock sold in the conversion, including shares contributed to NewAlliance Foundation (3,110,000 shares or 3,438,500, shares based on the maximum and 15% above the maximum of the offering range, respectively) if New Haven Savings Bank has tangible capital in excess of 10% upon completion of the conversion and the acquisitions. In the event it does not, NewAlliance Bancshares will instead contribute a number of shares equal to 3% of the common stock sold in the conversion, including shares contributed to the NewAlliance Foundation. Shares of common stock granted pursuant to the recognition and retention plan generally will be in the form of restricted stock vesting as described above. For accounting purposes, in most cases compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the trust. Under the terms of the recognition and retention plan, recipients of awards will be entitled to instruct the trustees of the recognition and retention plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If a recipient’s employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted. In addition, in the event of a “change in control” of NewAlliance Bancshares or New Haven Savings Bank, all unearned shares will be deemed fully earned. NewAlliance Bancshares will be able to terminate the recognition and retention plan at any time, and if it does so, any shares not allocated will revert to NewAlliance Bancshares. Recipients of grants under the recognition and retention plan will not be required to make any payment at the time of grant or when the underlying shares of common stock become vested, other than payment of withholding taxes.

Transactions With Directors And Executive Officers

Federal law and regulation generally require that all loans or extensions of credit to Directors and executive officers must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. However, regulations also permit Directors and executive officers to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the Director or executive officer is not given preferential treatment compared to the other participating employees. Pursuant to such a program, loans have been extended to Directors and executive officers, which loans are on substantially the same terms as those prevailing at the time for comparable transactions with the general public. These loans do not involve more than the normal risk of repayment or present other unfavorable features.

Compensation Committee Interlocks And Insider Participation

The members of the Compensation Committee during the fiscal year ending March 31, 2003 were John F. Croweak, Julia M. McNamara and Joseph A. Zaccagnino, with Mr. Zaccagnino as Chairman. Mr. Grossi has since joined the Committee and is serving as its Chairman.

No person who served as a member of the Compensation Committee during the fiscal year ending March 31, 2003 was a current or former officer or employee of New Haven Savings Bank or NewAlliance Bancshares or engaged in certain transactions with New Haven Savings Bank or NewAlliance Bancshares that are required to be disclosed by SEC regulations. Additionally, there were no compensation committee “interlocks” during the fiscal year ending March 31, 2003, which generally means that no executive officer of New Haven Savings Bank served as a director or member of the compensation committee of another entity, one of whose executive officers served as a Director or member of the Compensation Committee.

PURCHASES BY NEW HAVEN SAVINGS BANK MANAGEMENT IN THE OFFERING

The following table sets forth information regarding intended common stock purchases by each of the Directors and executive officers of New Haven Savings Bank and their associates, and by all Directors and executive officers as a group, assuming the availability of shares. In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. This table excludes shares to be purchased by the employee stock ownership plan, as well as any recognition and retention plan awards or stock option grants that may be made no earlier than six months after the completion of the conversion, subject to shareholder approval. The Directors and executive officers have indicated their intention to purchase in the offering an aggregate of $3.46 million of common stock, less than one percent of the number of shares to be sold in the offering.

Directors(1)	Aggregate Purchase Price	Number of Shares
Roxanne J. Coady	$100,000	10,000
John F. Croweak	$100,000	10,000
Richard J. Grossi	$100,000	10,000
Robert J. Lyons, Jr.	$100,000	10,000
Julia M. McNamara	$250,000	25,000
Peyton R. Patterson	$500,000	50,000
Gerald B. Rosenberg	$100,000	10,000
Robert N. Schmalz	$100,000	10,000
Cornell Scott	$10,000	1,000
Nathaniel D. Woodson	$500,000	50,000
Joseph A. Zaccagnino	$100,000	10,000

Executive Officers Who Are Not Directors
Merrill B. Blanksteen	$250,000	25,000
Gail E.D. Brathwaite	$200,000	20,000
Donald T. Chaffee	$200,000	20,000
Koon-Ping Chan	$200,000	20,000
J. Edward Diamond	$250,000	25,000
Paul A. McCraven	$50,000	5,000
David H. Purcell	$250,000	25,000
Diane L. Wishnafski	$100,000	10,000

All Directors and Executive Officers as a Group	$3,460,000	346,000

(1)	In addition, Joseph H. Rossi, President and Chief Executive Officer of Alliance, who will become a Director of New Haven Savings Bank and NewAlliance Bancshares following the Alliance acquisition, expects to acquire shares of NewAlliance Bancshares as merger consideration for the exchange of his Alliance stock in connection with the Alliance acquisition.

BUSINESS OF CONNECTICUT BANCSHARES

General.    Connecticut Bancshares, a Delaware corporation, was organized in October 1999 for the purpose of becoming the holding company for Savings Bank of Manchester upon the conversion of Savings Bank of Manchester’s former parent holding company, Connecticut Bankshares, M.H.C., from a mutual to stock form of organization. That conversion was completed on March 1, 2000. In connection with that conversion, Connecticut Bancshares sold 10,400,000 shares of its common stock, par value $0.01 per share at a purchase price of $10.00 per share, to depositors of Savings Bank of Manchester in a subscription offering. In addition, Connecticut Bancshares issued an additional 832,000 shares, representing 8.00% of the shares sold in the subscription offering, to SBM Charitable Foundation, Inc., a charitable foundation established by Savings Bank of Manchester. Connecticut Bancshares does not transact any material business other than through Savings Bank of Manchester. Connecticut Bancshares used 50% of the net proceeds from the March 1, 2000 conversion to buy all of the common stock of Savings Bank of Manchester and retained the remaining 50% which was primarily invested in fixed income securities.

On August 31, 2001, Connecticut Bancshares acquired First Federal Savings and Loan Association of East Hartford for $106.3 million in cash. Immediately after the completion of the acquisition, First Federal was merged into Savings Bank of Manchester. The results of First Federal are included in the historical results of Connecticut Bancshares subsequent to August 31, 2001.

Savings Bank of Manchester was founded in 1905 as a Connecticut-chartered mutual savings bank. In 1996, Savings Bank of Manchester converted to stock form as part of a mutual holding company formation. Savings Bank of Manchester is regulated by the Connecticut Banking Commissioner and the Federal Deposit Insurance Corporation. Savings Bank of Manchester’s deposits are insured to the maximum allowable amount by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. Savings Bank of Manchester is a member of the Federal Home Loan Bank (“FHLB”) system.

Connecticut Bancshares is a savings association that accepts retail deposits from the general public in the areas surrounding its 28 full-service banking offices and uses those funds, together with funds generated from operations and borrowings, to originate residential mortgage loans, commercial loans and consumer loans, primarily home equity loans and lines of credit. Connecticut Bancshares primarily retains in its portfolio loans that it originates for investment. However, Connecticut Bancshares also sells loans, primarily fixed-rate mortgage loans, in the secondary market, while generally retaining the servicing rights. Connecticut Bancshares also invests in mortgage-backed securities, debt and equity securities and other permissible investments. Connecticut Bancshares’ revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on investment and mortgage-backed securities. Connecticut Bancshares’ primary sources of funds are deposits, principal and interest payments on loans and investments and mortgage-backed securities and advances from the FHLB of Boston.

Connecticut Bancshares’ internet website is www.sbmct.com. Connecticut Bancshares makes available free of charge on or through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after Connecticut Bancshares electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

Market Area

Connecticut Bancshares is headquartered in Manchester, Connecticut in Hartford County. Connecticut Bancshares’ primary deposit gathering and lending areas are concentrated in the communities surrounding its 28 banking offices located in Hartford, Tolland and Windham Counties.

Hartford County is located in central Connecticut approximately two hours from both Boston and New York City and contains the City of Hartford. The region serves as the governmental and as a financial center of Connecticut. Hartford County has a diversified mix of industry groups, including insurance and financial services, manufacturing, service, government and retail. The major employers in the area include several prominent international and national insurance and manufacturing companies, such as Aetna, Inc., The Hartford Financial Services Group, Inc., United Technologies Corp., and the Stanley Works, as well as many regional banks and the Connecticut state government.

Competition

Connecticut Bancshares faces intense competition in attracting deposits and loans in its primary market area. Historically, Connecticut Bancshares’ most direct competition for deposits came from the several commercial and savings banks operating in its primary market area and, to a lesser extent, from other financial institutions, such as brokerage firms, credit unions and insurance companies. Although these entities continue to provide a source of competition for deposits, Connecticut Bancshares faces increasingly significant competition for deposits from the mutual fund industry as customers seek alternative sources of investment for their funds. Connecticut Bancshares must also compete for investors’ funds which may be used to purchase short-term money market securities and other corporate and government securities. While Connecticut Bancshares faces competition for loans from the significant number of traditional financial institutions, primarily savings banks and commercial banks in its market area, its most significant competition comes from other financial services providers, such as the mortgage companies and mortgage brokers operating in its primary market area. Additionally, Connecticut Bancshares faces increased competition as a result of regulatory actions and legislative changes, most notably the enactment of the Financial Services Modernization Act of 1999. These changes have eased, and likely will continue to ease, restrictions on interstate banking and entry into the financial services market by non-depository and non-traditional financial services providers, including insurance companies, securities brokerage and underwriting firms, and specialty financial services companies such as Internet-based providers.

Lending Activities

General.    The types of loans that Savings Bank of Manchester may originate are limited by federal and state laws and regulations. Interest rates charged by Savings Bank of Manchester on loans are affected principally by Savings Bank of Manchester’s current asset/liability strategy, the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general and economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

Loan Portfolio Analysis.    The following tables set forth the composition of Connecticut Bancshares’ loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

	At June 30,
	2003		2002
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Real estate loans:
One- to four-family	$970,451	58.3%	$879,393	58.0%
Construction(1)	69,900	4.2	87,318	5.8
Commercial and multi-family	294,382	17.7	253,196	16.7

Total real estate loans	1,334,733	80.2	1,219,907	80.5

Commercial loans	191,058	11.5	175,550	11.6

Consumer loans:
Home equity lines of credit	56,164	3.3	39,757	2.6
Other	82,569	5.0	81,611	5.3

Total consumer loans	138,733	8.3	121,368	7.9

Total loans	1,664,524	100.0%	1,516,825	100.0%

Allowance for loan losses	(16,354)		(15,325)

Total loans, net	$1,648,170		$1,501,500

(1)	Includes construction to permanent residential and commercial real estate loans.

	At December 31,
	2002		2001		2000		1999		1998
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Real estate loans:
One- to four-family	$907,188	58.3%	$841,895	58.6%	$586,536	58.2%	$544,732	57.4%	$464,623	56.9%
Construction(1)	64,182	4.1	76,551	5.3	32,590	3.3	40,690	4.3	35,860	4.4
Commercial and multi-family	275,818	17.7	231,644	16.1	162,411	16.1	155,085	16.3	131,717	16.1

Total real estate loans	1,247,188	80.1	1,150,090	80.0	781,537	77.6	740,507	78.0	632,200	77.4

Commercial loans	180,612	11.6	166,314	11.6	146,360	14.5	134,637	14.2	114,650	14.0

Consumer loans:
Home equity lines of credit	43,958	2.8	35,592	2.5	27,203	2.7	23,019	2.4	21,605	2.6
Other	84,981	5.5	84,375	5.9	52,358	5.2	50,794	5.4	48,917	6.0

Total consumer loans	128,939	8.3	119,967	8.4	79,561	7.9	73,813	7.8	70,522	8.6

Total loans	1,556,739	100.00%	1,436,371	100.0%	1,007,458	100.0%	948,957	100.0%	817,372	100.0%

Allowance for loan losses	(16,172)		(15,228)		(11,694)		(10,617)		(10,585)

Total loans, net	$1,540,567		$1,421,143		$995,764		$938,340		$806,787

(1)	Includes construction to permanent residential and commercial real estate loans.

One- to Four-Family Real Estate Loans.    Savings Bank of Manchester’s primary lending activity is to originate loans secured by one- to four-family residences located in its primary market area. Of the one- to four-family loans outstanding at June 30, 2003, approximately 74.6% were fixed-rate mortgage loans and 25.4% were adjustable-rate loans.

Savings Bank of Manchester originates fixed-rate fully amortizing loans with maturities ranging between 10 and 30 years. Savings Bank of Manchester’s management establishes the loan interest rates based on market conditions. Savings Bank of Manchester offers mortgage loans that conform to FNMA and FHLMC guidelines, as well as jumbo loans, which are presently loans in amounts over $322,700. Fixed-rate conforming loans are generally originated to be held in Savings Bank of Manchester’s portfolio. However, Savings Bank of Manchester may sell such loans from time to time. Savings Bank of Manchester’s management periodically determines whether or not to sell loans based on changes in prevailing market interest rates. Loans that are sold are generally sold to Freddie Mac, with the servicing rights retained.

Savings Bank of Manchester also offers adjustable-rate mortgage loans, with an interest rate based on the one year Constant Maturity Treasury index, which is adjusted annually at the outset of the loan or which is adjusted annually after a three or five year initial fixed period and with terms of up to 30 years. Interest rate adjustments on such loans are limited to no more than 2% during any adjustment period and 6% over the life of the loan. Adjustable-rate loans may possess a conversion option, whereby the borrower may opt to convert the loan to a fixed interest rate after a predetermined period of time, generally within the first 60 months of the loan term.

Adjustable-rate mortgage loans help reduce Savings Bank of Manchester’s exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by borrowers. It is possible that during periods of rising interest rates the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required to be paid by borrowers. In addition, although adjustable-rate mortgage loans allow Savings Bank of Manchester to adjust the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits. Because of these considerations, Savings Bank of Manchester has no assurance that yields on adjustable-rate mortgage loans will be sufficient to offset increases in Savings Bank of Manchester’s cost of funds during periods of rising interest rates.

Savings Bank of Manchester underwrites fixed-rate and variable-rate one- to four-family residential mortgage loans with loan-to-value ratios of up to 97% and 95%, respectively, provided that a borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property. Savings Bank of Manchester also requires that fire, casualty, title, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans made by Savings Bank of Manchester. An independent licensed appraiser generally appraises all properties.

In an effort to provide financing for moderate income and first-time home buyers, Savings Bank of Manchester offers FHA (Federal Housing Authority) and CHFA (Connecticut Housing Finance Authority) loans and has its own First-Time Home Buyer loan program. These programs offer residential mortgage loans to qualified individuals. These loans are offered with adjustable- and fixed-rates of interest and terms of up to 30 years. Such loans may be secured by one- to four-family residential property, in the case of FHA and CHFA loans, and must be secured by a single-family owner-occupied unit in the case of First-Time Home Buyer loans. All of these loans are originated using modified underwriting guidelines. FHA loans are closed in the name of Savings Bank of Manchester and immediately sold in the secondary market to Countrywide Mortgage Company with the loan servicing rights released. CHFA loans are immediately assigned after closing to the Connecticut Housing Finance Authority with servicing rights retained by Savings Bank of Manchester. Countrywide Mortgage and CHFA establish their respective rates and terms upon which such loans are offered. First-Time Home Buyer loans are offered with a discounted interest rate (approximately 50 basis points) and usually with no application or loan origination fees. All such loans are originated in amounts of up to 97% of the lower of the property’s appraised value or the sale price. Private mortgage insurance is required on all such loans.

Savings Bank of Manchester also offers to its full-time employees who satisfy certain criteria and the general underwriting standards of Savings Bank of Manchester fixed and adjustable-rate mortgage loans with reduced interest rates, which are currently 50 to 100 basis points below the rates offered to Savings Bank of Manchester’s other customers. The Employee Mortgage Rate is limited to the purchase, construction or refinancing of an employee’s owner-occupied residence. The Employee Mortgage Rate normally ceases upon termination of employment or if the property no longer is the employee’s residence. Upon termination of the Employee Mortgage Rate, the interest rate reverts to the contract rate in effect at the time that the loan was extended. All other terms and conditions contained in the original mortgage and note continue to remain in effect. As of June 30, 2003 Savings Bank of Manchester had $16.8 million of Employee Mortgage Rate loans, or 1.0% of total loans.

Construction Loans.    Savings Bank of Manchester originates construction loans to individuals for the construction and acquisition of personal residences. At June 30, 2003 the unadvanced portion of construction loans totaled $14.9 million.

Savings Bank of Manchester’s residential construction loans generally provide for the payment of interest only during the construction phase, which is usually twelve months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Loans can be made with a maximum loan-to-value ratio of 90%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the appraised value or sales price, whichever is less, of the secured property. Construction loans to individuals are generally made on the same terms as Savings Bank of Manchester’s one- to four-family mortgage loans.

Before making a commitment to fund a residential construction loan, Savings Bank of Manchester requires an appraisal of the property by an independent licensed appraiser. Savings Bank of Manchester also reviews and inspects each property before disbursing any funds during the term of the construction loan. Loan proceeds are disbursed after each inspection based on the percentage-of-completion method.

Savings Bank of Manchester also originates residential development loans primarily to finance the construction of single-family homes and subdivisions. At June 30, 2003 residential development loans totaled $40.2 million, or 2.4%, of Savings Bank of Manchester’s total loans. These loans are generally offered to experienced builders with whom Savings Bank of Manchester has an established relationship. Residential development loans are typically offered with terms of up to 24 months. The maximum loan-to-value limit applicable to these loans is 80% for contract sales and 75% for speculative properties. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by an approved appraiser of Savings Bank of Manchester warrants.

Savings Bank of Manchester also makes construction loans for commercial development projects. The projects include multi-family, apartment, industrial, retail and office buildings. These loans generally have an interest-only phase during construction and then convert to permanent financing. Disbursement of funds are at the sole discretion of Savings Bank of Manchester and are based on the progress of construction. The maximum loan-to-value limit applicable to these loans is 80%. At June 30, 2003 commercial construction loans totaled $11.3 million, or 0.7%, of total loans.

Savings Bank of Manchester also originates land loans to local contractors and developers for the purpose of improving the property, or for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property, are limited to 70% of the lower of the acquisition price or the appraised value of the land and have a term of up to two years with a floating interest rate based on Savings Bank of Manchester’s internal base rate. Savings Bank of Manchester’s land loans are generally secured by property in its primary market area. Savings Bank of Manchester requires title insurance and, if applicable, an environmental site assessment.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, Savings Bank of Manchester may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, Savings Bank of Manchester may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Commercial and Multi-Family Real Estate Loans.    Savings Bank of Manchester originates multi-family and commercial real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings, industrial facilities or retail facilities primarily located in Savings Bank of Manchester’s primary market area. Savings Bank of Manchester’s multi-family and commercial real estate underwriting policies provide that such real estate loans may be made in amounts of up to 80% of the appraised value of the property provided such loan complies with Savings Bank of Manchester’s loans-to-one-borrower limit, which at June 30, 2003 was $37.4 million. Savings Bank of Manchester’s multi-family and commercial real estate loans are made with terms of up to 20 years and are offered with fixed interest rates as well as interest rates that adjust periodically which are generally indexed to the Federal Home Loan Bank Advance rates with a comparable term or repricing period. In reaching its decision on whether to make a multi-family or commercial real estate loan, Savings Bank of Manchester considers the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, Savings Bank of Manchester will also consider the term of the lease and the quality of the tenants. Savings Bank of Manchester has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Environmental surveys are generally required for commercial real estate loans. Generally, multi-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals.

Loans secured by multi-family and commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties often depend on the successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. Savings Bank of Manchester tries to minimize these risks through its underwriting standards.

Commercial Loans.    Savings Bank of Manchester makes commercial business loans primarily in its market area to a variety of professionals, sole proprietorships and businesses. Savings Bank of Manchester offers a variety of commercial lending products, including term loans for fixed assets and working capital, revolving lines of credit, letters of credit, and Small Business Administration guaranteed loans. The maximum amount of a commercial business loan is limited by Savings Bank of Manchester’s loans-to-one-borrower limit which at June 30, 2003 was $37.4 million. Term loans are generally offered with initial fixed rates of interest for one to five years and with terms of up to ten years. Business lines of credit have adjustable rates of interest and are payable on demand, subject to annual review and renewal. Business loans with variable rates of interest adjust on a daily basis and are indexed to Savings Bank of Manchester’s base rate. At June 30, 2003 Savings Bank of Manchester had $70.8 million of unadvanced commercial lines of credit.

When making commercial business loans, Savings Bank of Manchester considers the financial statements of the borrower, Savings Bank of Manchester’s lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral. Commercial business loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loan relationships are made in amounts of up to 90% of the value of the collateral securing the loan. Savings Bank of Manchester generally does not make unsecured commercial loans.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans.    Savings Bank of Manchester offers a variety of consumer loans, including second mortgage loans and home equity lines of credit, both of which are secured by owner-occupied one- to four-family residences. At June 30, 2003 second mortgage loans and equity lines of credit totaled $106.7 million, or 6.4%, of Savings Bank of Manchester’s total loans and 76.9% of consumer loans. Additionally, at June 30, 2003 the unadvanced amounts of home equity lines of credit totaled $60.6 million. The underwriting standards employed by Savings Bank of Manchester for second mortgage loans and equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity lines of credit have adjustable rates of interest which are indexed to the prime rate as reported in The Wall Street Journal. Interest rate adjustments on home equity lines of credit are limited to no more than a maximum of 17%. Generally, the maximum loan-to-value ratio on home equity lines of credit is 90%. A home equity line of credit may be drawn down by the borrower for a period of 10 years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only the interest. The borrower has to pay back the amount outstanding under the line of credit at the end of a 20-year period. Savings Bank of Manchester offers fixed- and adjustable-rate second mortgage loans with terms up to 20 years. The loan-to-value ratios of both fixed-rate and adjustable-rate home equity loans are generally limited to 90%.

Savings Bank of Manchester offers fixed-rate automobile loans through local dealerships for new or used vehicles with terms of up to 72 months and loan-to-value ratios of the lesser of the purchase price or the retail value shown in the NADA Used Car Guide. At June 30, 2003, automobile loans totaled $16.1 million, or 1.0%, of Savings Bank of Manchester’s total loans and 11.6% of consumer loans. For the six months ended June 30, 2003 and 2002, Savings Bank of Manchester purchased $1.9 million and $2.6 million, respectively of automobile loans from local dealerships.

Other consumer loans at June 30, 2003 amounted to $15.9 million, or 1.0%, of Savings Bank of Manchester’s total loans and 11.5% of consumer loans. These loans include unsecured personal loans, collateral loans, credit card loans and education loans. Unsecured personal loans generally have a fixed-rate, a maximum borrowing limitation of $25,000 and a maximum term of five years. Collateral loans are generally secured by a passbook account, a certificate of deposit or marketable securities.

Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Loans to One Borrower.    The maximum amount that Savings Bank of Manchester may lend to one borrower is limited by statute. At June 30, 2003 Savings Bank of Manchester’s statutory limit on loans to one borrower was $37.4 million. At that date, Savings Bank of Manchester’s largest relationship was $15.2 million. The loan was performing according to its terms as of June 30, 2003.

Maturity of Loan Portfolio.    The following table shows the remaining contractual maturity of Connecticut Bancshares’ total loans at June 30, 2003, excluding the effect of prepayments.

	At June 30, 2003
	One-to four- family	Construction(1)	Commercial and multi- family real estate	Commercial	Consumer	Total
	(In thousands)
Amounts due in:
One year or less	$302	$25,906	$6,995	$38,606	$2,218	$74,027
After one year:
More than one year to three years	1,777	15,315	1,773	37,068	11,864	67,797
More than three years to five years	5,237	1,417	7,285	32,858	21,550	68,347
More than five years to 10 years	44,471	—	72,326	48,171	29,195	194,163
More than 10 years to 15 years	308,179	3,062	72,524	14,882	18,226	416,873
More 15 years	610,485	24,200	133,479	19,473	55,680	843,317

Total amounts due	$970,451	$69,900	$294,382	$191,058	$138,733	$1,664,524

(1)	Includes construction to permanent residential and commercial real estate loans.

The following table sets forth at June 30, 2003 the dollar amount of loans contractually due after June 30, 2004 and whether such loans have fixed interest rates or adjustable interest rates. Adjustable rate loans in the table below refer to loans in which the interest rate is subject to adjustment prior to the loan’s final maturity dates.

	Due After June 30, 2004
	Fixed	Adjustable	Total
	(In thousands)
Real estate loans:
One-to four-family	$723,422	$246,727	$970,149
Construction (1)	14,774	29,220	43,994
Commercial and multi-family	38,470	248,917	287,387

Total real estate loans	776,666	524,864	1,301,530
Commercial loans	55,861	96,591	152,452
Consumer loans	75,499	61,016	136,515

Total loans	$908,026	$682,471	$1,590,497

(1)	Includes construction to permanent residential and commercial real estate loans.

The average life of a loan is substantially less than its contractual term because of prepayments. In addition, due-on-sale clauses on loans generally give Savings Bank of Manchester the right to declare loans immediately due and payable if, among other things, the borrower sells the real property with the mortgage and the loan is not repaid. The average life of a mortgage loan tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, tends to decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

Loan Approval Procedures and Authority.    Savings Bank of Manchester’s lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by Savings Bank of Manchester’s Board of Directors and management. Savings Bank of Manchester’s policies and loan approval limits are established by management and are approved by the Board of Directors. The Board of Directors has designated certain individuals of Savings Bank of Manchester and certain branch managers to consider and approve loans within their designated authority.

All one- to four-family mortgage loans secured by the borrower’s primary residence in amounts of up to $500,000 and all residential construction and second mortgage loans and home equity lines of credit in amounts of up to $250,000 may be approved by a designated individual. All second mortgage loans and home equity lines of credit in excess of $250,000 and up to $500,000 require the approval of Savings Bank of Manchester’s loan committee. All residential and residential construction loans in excess of $500,000 require the approval of Savings Bank of Manchester’s loan committee. All residential loans in excess of $1.0 million require the approval of the Executive Committee of the Board of Directors.

All commercial loans, including commercial real estate loans, multifamily loans, commercial construction and development loans and commercial business loans in amounts of up to $500,000 may be approved by any two of the designated individuals with the appropriate authority. All commercial loans in excess of $500,000 require the approval of Savings Bank of Manchester’s loan committee; and all commercial loans where an individual loan is in excess of $1.0 million or the aggregate indebtedness exceeds $3.0 million require the approval of the Executive Committee of the Board of Directors.

With regard to consumer loans, automobile loans in amounts of up to $50,000 and unsecured personal loans in amounts of up to $25,000 may be approved by either one or two of the designated individuals depending on the credit score; automobile loans in excess of $50,000 and unsecured personal loans in excess of $25,000 must be approved by Savings Bank of Manchester’s loan committee. Collateral loans of up to $25,000 may be approved by any branch manager.

Loan Originations, Purchases and Sales.    Savings Bank of Manchester’s lending activities are conducted by its salaried and commissioned loan personnel and through non-bank third-party correspondents. Currently, Savings Bank of Manchester uses 16 loan originators who solicit and originate mortgage loans on behalf of Savings Bank of Manchester. These loan originators accounted for approximately 75% of the adjustable-rate and fixed-rate mortgage loans originated by Savings Bank of Manchester in the six months ended June 30, 2003. Loan originators are compensated by a commission that is based on product, mortgage type, and new or existing customer relationship. The commission currently ranges from 20 to 60 basis points of the loan amount. All loans originated by the loan originators are underwritten in conformity with Savings Bank of Manchester’s loan underwriting policies and procedures. At June 30, 2003 Savings Bank of Manchester serviced $106.8 million of loans for others.

From time to time when market conditions are favorable, Savings Bank of Manchester will purchase loans, primarily secured by one- to four-family residential properties located outside of Savings Bank of Manchester’s primary market area, usually in Fairfield County, Connecticut or in Massachusetts. Purchased loans are underwritten according to Savings Bank of Manchester’s own underwriting criteria and procedures and are generally purchased without the accompanying servicing rights. Amounts outstanding related to loan purchases totaled $20.8 million at June 30, 2003.

Substantially all of Savings Bank of Manchester’s adjustable-rate mortgage loans are originated for inclusion in Savings Bank of Manchester’s loan portfolio. Historically, Savings Bank of Manchester originated fixed-rate mortgage loans for sale in the secondary market. However, since 1998 and due to the low demand for adjustable-rate mortgage loans, Savings Bank of Manchester has retained for its portfolio a significant portion of fixed-rate mortgage loans. Sales are generally to Freddie Mac, with servicing rights retained. Loan sale decisions are made by Savings Bank of Manchester’s management and are generally based on prevailing market interest rates and Savings Bank of Manchester’s loan-to-asset ratio.

The following tables present Connecticut Bancshares’ loan activity during the periods indicated.

	For the Six Months Ended June 30,
	2003	2002
	(In thousands)
Loans at beginning of year	$1,556,739	$1,436,371

Originations:
Real estate:
One- to four- family	203,621	119,986
Construction(1)	51,241	56,498
Commercial and multi-family	24,599	31,444

Total real estate loans	279,461	207,928
Commercial	53,152	57,157
Consumer	45,371	30,668

Total loans originated	377,984	295,753
Amortization of fair market adjustment for loans acquired from First Federal	(415)	(674)

Total loans originated, net of amortization of fair market adjustment for loans acquired from First Federal	377,569	295,079

Deduct:
Principal loan repayments and prepayments	266,732	210,691
Loan sales	2,142	3,015
Charge-offs	608	828
Transfers to other real estate owned	302	91

Total deductions	269,784	214,625

Net increase in loans	107,785	80,454

Loans at end of period	$1,664,524	$1,516,825

	For the Years Ended December 31,
	2002	2001	2000
	(In thousands)
Loans at beginning of year	$1,436,371	$1,007,458	$948,957

Originations:
Real estate:
One- to four-family	287,281	226,876	81,722
Construction(1)	111,845	90,364	53,376
Commercial and multi-family	60,746	51,381	15,915

Total real estate loans	459,872	368,621	151,013
Commercial	115,261	110,032	93,537
Consumer	70,408	45,818	35,485

Total loans originated	645,541	524,471	280,035
Loans acquired from First Federal	—	279,956	—
Fair market adjustment for loans acquired from First Federal	—	4,699	—
Amortization of fair market adjustment for loans acquired from First Federal	(1,213)	(497)	—
Loans purchased	—	—	27,337

Total loans originated and purchased, net of amortization of fair market adjustment for loans acquired from First Federal	644,328	808,629	307,372

Deduct:
Principal loan repayments and prepayments	517,887	371,305	228,245
Loan sales	4,201	6,976	19,989
Charge-offs	1,781	1,131	433
Transfers to other real estate owned	91	304	204

Total deductions	523,960	379,716	248,871

Net increase in loans	120,368	428,913	58,501

Loans at end of year	$1,556,739	$1,436,371	$1,007,458

(1)	Includes construction to permanent residential and commercial real estate loans.

Loan Commitments.    Savings Bank of Manchester issues loan commitments to prospective borrowers on the condition that certain events occur. Commitments are made in writing on specified terms and conditions and are generally honored for up to 60 days from approval. At June 30, 2003, Savings Bank of Manchester had loan commitments and unadvanced loans and lines of credit totaling $273.0 million.

Loan Fees.    In addition to interest earned on loans, Savings Bank of Manchester receives income from fees derived from loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made and competitive conditions. On loans originated by third-party originators, Savings Bank of Manchester may pay a premium to compensate an originator for loans where the borrower is paying a higher rate on the loan.

Savings Bank of Manchester charges loan origination fees which are calculated as a percentage of the amount borrowed. As required by applicable accounting principles, loan origination fees, discount points and certain loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. At June 30, 2003, Savings Bank of Manchester had $546,000 of net deferred loan fees. Savings Bank of Manchester amortized approximately $137,000 and $23,000 of net deferred loan fees during the six months ended June 30, 2003 and June 30, 2002, respectively.

Nonperforming Assets, Delinquencies and Impaired Loans.    All loan payments are due on the first day of each month. When a borrower fails to make a required loan payment, Savings Bank of Manchester attempts to cure the deficiency by contacting the borrower and seeking the payment. A late notice is mailed on the 16th day of the month. In most cases, deficiencies are cured promptly. If a delinquency continues beyond the 30th day of the month, the account is referred to an in-house collector. Savings Bank of Manchester generally prefers to work with borrowers to resolve problems, but Savings Bank of Manchester will institute foreclosure or other proceedings, as necessary, to minimize any potential loss.

On a monthly basis, Savings Bank of Manchester’s management informs its Board of Directors of the amount of loans delinquent for more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that Savings Bank of Manchester owns. Savings Bank of Manchester ceases accruing interest on mortgage loans when principal or interest payments are delinquent 90 days or more unless Savings Bank of Manchester’s management determines that the loan principal and interest is fully secured and in the process of collection. Once the accrual of interest on a loan is discontinued, all interest previously accrued is reversed against current period interest income once Savings Bank of Manchester’s management determines that interest is uncollectible.

On January 1, 1995, Savings Bank of Manchester adopted SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118 “Accounting by Creditors for Impairment of a Loan—an amendment to SFAS No. 114.” At June 30, 2003 and 2002, Savings Bank of Manchester had a recorded investment in impaired loans of $2.1 and $8.8 million, respectively, for which an additional allowance for loan losses of $55,000 and $164,000, respectively, was required.

At June 30, 2003, Savings Bank of Manchester’s largest nonperforming loan was a commercial real estate loan with a balance of $395,000. The nonperforming loan is secured by an industrial building in Central Connecticut. At June 30, 2003, the loan was current as to interest, but was past due greater than 90 days as to principal.

The following tables set forth information regarding Connecticut Bancshares’ nonperforming loans, troubled debt restructurings and other real estate owned at the dates indicated.

	At June 30,
	2003	2002
	(Dollars in thousands)
Nonperforming loans:
One- to four-family real estate	$442	$1,018
Construction mortgages	—	2,913
Commercial and multi-family real estate	300	393
Commercial	810	4,294
Consumer	141	206

Total nonperforming loans	1,693	8,824
Other real estate owned	302	58

Total nonperforming assets	1,995	8,882
Troubled debt restructurings	395	—

Total nonperforming assets and troubled debt restructurings	$2,390	$8,882

Total nonperforming loans and troubled debt restructurings as a percentage of total loans	0.13%	0.58%
Total nonperforming assets and troubled debt restructurings as a percentage of total assets	0.09%	0.36%

	At December 31,
	2002	2001	2000	1999	1998
	(Dollars in thousands)
Nonperforming loans:
One- to four-family real estate	$833	$1,272	$485	$501	$456
Commercial and multi-family real estate	788	2,601	3,685	10,513	388
Commercial	1,165	3,262	2,529	454	665
Consumer	108	544	222	17	15

Total nonperforming loans	2,894	7,679	6,921	11,485	1,524
Other real estate owned	—	84	125	604	1,759

Total nonperforming assets	2,894	7,763	7,046	12,089	3,283
Troubled debt restructurings	—	—	—	—	—

Total nonperforming assets and troubled debt restructurings	$2,894	$7,763	$7,046	$12,089	$3,283

Total nonperforming loans and troubled debt restructurings as a percentage of total loans	0.19%	0.53%	0.69%	1.21%	0.19%
Total nonperforming assets and troubled debt restructurings as a percentage of total assets	0.11%	0.32%	0.50%	0.98%	0.30%

Interest income that would have been recorded for the six months ended June 30, 2003 and 2002 had nonaccruing loans been current according to their original terms amounted to approximately $47,000 and $229,000, respectively. No interest related to these loans was included in interest income.

The following tables set forth the delinquencies in Connecticut Bancshares’ loan portfolio as of the dates indicated. All loans noted as 90 days or more past due in the tables below were still accruing interest at June 30, 2003 and 2002 and December 31, 2002, 2001 and 2000, respectively.

	At June 30, 2003				At June 30, 2002
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)
Real estate loans:
One- to four-family	2	$106	5	$267	3	$260	6	$613
Commercial and multi- family	1	178	—	—	—	—	—	—

Total real estate loans	3	284	5	267	3	260	6	613
Commercial loans	5	1,232	1	150	11	445	7	723
Consumer loans	16	48	59	141	34	105	59	178

Total	24	$1,564	65	$558	48	$810	72	$1,514

Delinquent loans to total loans		0.09%		0.03%		0.05%		0.10%

	At December 31, 2002				At December 31, 2001
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)
Real estate loans:
One- to four-family	1	$72	5	$527	4	$660	6	$727
Commercial and multi-family	—	—	1	395	3	740	—	—

Total real estate loans	1	72	6	922	7	1,400	6	727
Commercial loans	2	9	3	313	7	783	7	217
Consumer loans	25	153	34	108	54	476	59	160

Total	28	$234	43	$1,343	68	$2,659	72	$1,104

Delinquent loans to total loans		0.02%		0.09%		0.19%		0.08%

	At December 31, 2000
	60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)
Real estate loans:
One- to four-family	2	$42	6	$301
Commercial and multi-family	—	—	—	—

Total real estate loans	2	42	6	301
Commercial loans	7	310	3	139
Consumer loans	24	71	63	212

Total	33	$423	72	$652

Delinquent loans to total loans		0.04%		0.06%

Other Real Estate Owned.    Other real estate acquired by Savings Bank of Manchester as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned until sold. When property is acquired, it is recorded at fair market value at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition are expensed. At June 30, 2003, Savings Bank of Manchester had $302,000 of other real estate owned, consisting of two one- to- four family properties.

Asset Classification.    Banking regulators have adopted various regulations and practices regarding problem assets of savings institutions. Under such regulations, federal and state examiners have authority to identify problem assets during examinations and, if appropriate, require their classification.

There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectable and of such little value that it’s continued status as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover probable losses related to assets classified substandard or doubtful can be included in determining an institution’s regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated “special mention.” Savings Bank of Manchester performs an internal analysis of its loan portfolio and assets to classify such loans and assets similar to the manner in which such loans and assets are classified by the federal banking regulators. In addition, Savings Bank of Manchester regularly analyzes the losses inherent in its loan portfolio and its nonperforming loans in determining the appropriate level of the allowance for loan losses.

Allowance for Loan Losses.    Savings Bank of Manchester devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by Savings Bank of Manchester’s management to provide adequately for probable loan losses which are inherent in the loan portfolio. Probable loan losses are estimated based on a quarterly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, Savings Bank of Manchester’s management considers the risk of loss on nonperforming and classified loans including an analysis of collateral in each situation. Savings Bank of Manchester’s methodology for assessing the appropriateness of the allowance includes several key elements. Problem loans are identified and analyzed individually to estimate specific losses including an analysis of estimated future cash flows for impaired loans. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors based on Savings Bank of Manchester’s historical chargeoffs are applied using Savings Bank of Manchester’s historical experience and may be adjusted for significant factors that, in Savings Bank of Manchester’s management’s judgment, affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with estimated loss factors applied to each rating category. Other factors considered in determining probable loan losses are any changes in concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior chargeoffs and peer bank’s loss experience.

The allowance for loan losses is increased or decreased by provisions or credits charged to operations, which represent an estimate of losses that occurred during the period and a correction of estimates of losses recorded in prior periods. Confirmed losses, net of recoveries, are charged directly to the allowance and the loans are written down.

The allowance for loan losses consists of a formula allowance for various loan portfolio classifications and an amount for loans identified as impaired, if necessary. The allowance is an estimate, and ultimate losses may vary from current estimates. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

A portion of the allowance for loan losses is not allocated to any specific segment of the loan portfolio. This unallocated reserve is maintained for two primary reasons: there exists an inherent subjectivity and imprecision to the analytical processes employed, and the prevailing business environment, as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. Moreover, management has identified certain risk factors, which could impact the degree of loss sustained within the portfolio. These include: market risk factors, such as the effects of economic variability on the entire portfolio, and unique portfolio risk factors that are inherent characteristics of Savings Bank of Manchester’s loan portfolio. Market risk factors may consist of changes to general economic and business conditions that may impact Savings Bank of Manchester’s loan portfolio customer base in terms of ability to repay and that may result in changes in value of underlying collateral. Unique portfolio risk factors may include industry or geographic concentrations, or trends that may exacerbate losses resulting from economic events which Savings Bank of Manchester may not be able to fully diversify out of its portfolio.

Due to the inherent imprecise nature of the loan loss estimation process and ever changing conditions, these risk attributes may not be adequately captured in data related to the formula-based loan loss components used to determine allocations in Savings Bank of Manchester’s analysis of the adequacy of the allowance for loan losses. Management, therefore, has established and maintains an unallocated allowance for loan losses. The amount of the unallocated allowance was $3.5 million at June 30, 2003 compared to $2.0 million at June 30, 2002. As a percentage of the allowance for loan losses, the unallocated was 21.7% of the total allowance for loan losses at June 30, 2003 and 13.4% of the total allowance for loan losses at June 30, 2002.

At June 30, 2002, Savings Bank of Manchester’s largest nonperforming asset was a $2.4 million loan secured by real estate. On October 24, 2002, Savings Bank of Manchester received $3.2 million to payoff this loan, representing payment of the remaining book balance, a recovery of $700,000 which was recorded as an increase in the allowance for loan losses and interest income of $136,000 not previously accrued. This loan had been on nonaccrual status since 1999. The payoff, recovery to the allowance for loan losses and unaccrued interest income were recorded during October 2002.

Savings Bank of Manchester uses three separate methods to estimate the allowance for loan losses and then uses a weighted average formula to estimate the final allowance for loan losses. Savings Bank of Manchester uses a portfolio segmentation method, a risk rating method, and a historical method for estimating the allowance for loan losses. In 2000, Savings Bank of Manchester’s weighting factors for these three methods were 40%, 40% and 20%, respectively, while in 2001 and 2002 the weighting factors were 45%, 45% and 10%, respectively. The historic method weighting factor was reduced during 2001 as it has consistently and substantially produced a lower reserve amount than the other two methods and management believes less emphasis should be placed on this method given changes in the economic environment after December 31, 2000.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary, and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Savings Bank of Manchester believes it has established its existing allowance for loan losses consistent with accounting principles generally accepted in the United States, there can be no assurance that regulators, in reviewing Savings Bank of Manchester’s loan portfolio, will not request Savings Bank of Manchester to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Material increases in the allowance for loan losses will adversely affect Savings Bank of Manchester’s financial condition and results of operations.

The following tables present an analysis of Connecticut Bancshares’ allowance for loan losses at and for the periods indicated.

	At or For the Six Months Ended June 30,
	2003	2002
	(Dollars in thousands)
Allowance for loan losses, beginning of year	$16,172	$15,228

Charged-off loans:
One-to four-family real estate	25	12
Commercial and multi-family real estate	—	—
Commercial	427	325
Consumer(2)	156	491

Total charged-off loans	608	828

Recoveries on loans previously charged off:
One-to four-family real estate	48	21
Construction	2	2
Commercial and multi-family real estate	5	14
Commercial	25	68
Consumer	35	70

Total recoveries	115	175

Net loans charged-off	493	653

Provision for loan losses	675	750

Allowance for loan losses, end of period	$16,354	$15,325

Net loans charged-off to average gross loans	0.06%	0.09%
Allowance for loan losses to total loans	0.98	1.01
Allowance for loan losses to nonperforming loans and troubled debt restructurings(1)	783.24	173.67
Net loans charged-off to allowance for loan losses	3.01	4.26
Recoveries to charge-offs	18.91	21.14

	At or For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in thousands)
Allowance for loan losses, beginning of year	$15,228	$11,694	$10,617	$10,585	$9,945

Acquisition of First Federal Savings and Loan Association of East Hartford	—	2,174	—	—	—
Charged-off loans:
One-to four-family real estate	16	327	84	110	340
Commercial and multi-family real estate	—	102	14	790	112
Commercial	1,066	488	244	337	483
Consumer(2)	699	214	91	123	152

Total charged-off loans	1,781	1,131	433	1,360	1,087

Recoveries on loans previously charged off:
One-to four-family real estate	24	123	153	55	146
Commercial and multi-family real estate(1)	904	82	80	98	12
Commercial	121	256	26	96	283
Consumer	176	30	51	43	86

Total recoveries	1,225	491	310	292	527

Net loans charged-off	556	640	123	1,068	560

Provision for loan losses	1,500	2,000	1,200	1,100	1,200

Allowance for loan losses, end of year	$16,172	$15,228	$11,694	$10,617	$10,585

Net loans charged-off to average gross loans	0.04%	0.06%	0.01%	0.12%	0.07%
Allowance for loan losses to total loans	1.04	1.06	1.16	1.12	1.30
Allowance for loan losses to nonperforming loans and troubled debt restructurings(1)	558.81	198.31	168.96	92.44	694.55
Net loans charged-off to allowance for loan losses	3.44	4.20	1.05	10.06	5.29
Recoveries to charge-offs	68.78	43.41	71.59	21.47	48.48

(1)	During the fourth quarter of 2002, Connecticut Bancshares received $6.0 million to pay off its two largest nonperforming loans. The proceeds were applied to pay off the remaining balances of $4.8 million, record recoveries of previously charged off amounts of $734,000 and record interest income not previously accrued of $468,000.
(2)	Change in consumer loan chargeoffs in 2002 is primarily due to indirect auto loans acquired from First Federal.

The following tables present the approximate allocation of Connecticut Bancshares’ allowance for loan losses by loan categories at the dates indicated and the percentage of such amounts to the total allowance and to total loans. Connecticut Bancshares’ management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category. The non-specific allowance previously mentioned has been allocated in proportion to the allocated allowance for purposes of this table.

	At June 30,
	2003			2002
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Real estate	$11,351	69%	80%	$9,894	65%	80%
Commercial	4,198	26	12	4,500	29	12
Consumer	805	5	8	931	6	8

Total allowance for loan losses	$16,354	100%	100%	$15,325	100%	100%

	At December 31,
	2002			2001			2000
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Real estate	$11,000	68%	80%	$9,450	62%	80%	$6,221	53%	78%
Commercial	4,288	27	12	4,474	29	12	4,470	38	14
Consumer	884	5	8	1,304	9	8	1,003	9	8

Total allowance for loan losses	$16,172	100%	100%	$15,228	100%	100%	$11,694	100%	100%

	At December 31,
	1999			1998
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Real estate	$5,198	49%	78%	$4,995	47%	77%
Commercial	4,473	42	14	4,714	45	14
Consumer	946	9	8	876	8	9

Total allowance for loan losses	$10,617	100%	100%	$10,585	100%	100%

Investment Activities

General.    Under Connecticut law, Connecticut Bancshares has authority to purchase a wide range of investment securities. As a result of recent changes in federal banking laws, however, financial institutions such as Connecticut Bancshares may not engage as principals in any activities that are not permissible for a national bank, unless the Federal Deposit Insurance Corporation has determined that the investments would pose no significant risk to the FDIC’s Bank Insurance Fund (“BIF”) and that Savings Bank of Manchester is in compliance with applicable capital standards. In 1993, the Regional Director of the Federal Deposit Insurance Corporation approved a request by Savings Bank of Manchester to invest in certain listed stocks and/or registered stocks subject to certain conditions.

Connecticut Bancshares’ Board of Directors has the overall responsibility for Connecticut Bancshares’ investment portfolio, including approval of Connecticut Bancshares’ investment policy, appointment of Connecticut Bancshares’ investment adviser and approval of Connecticut Bancshares’ investment transactions. All investment transactions are reviewed by the Board on a monthly basis. Connecticut Bancshares’ President and/or Chief Financial Officer, or their designees are authorized to make investment decisions consistent with Connecticut Bancshares’ investment policy and the recommendations of Connecticut Bancshares’ investment adviser and the Board’s Investment Committee. The Investment Committee meets quarterly with the President and Chief Financial Officer in order to review and determine investment strategies.

Connecticut Bancshares’ investment policy is designed to complement Savings Bank of Manchester’s lending activities, provide an alternative source of income through interest, dividends and capital gains, diversify Connecticut Bancshares’ assets and improve liquidity while minimizing Connecticut Bancshares’ tax liability. Investment decisions are made in accordance with Connecticut Bancshares’ investment policy and are based upon the quality of a particular investment, its inherent risks, the composition of the balance sheet, market expectations, Connecticut Bancshares’ liquidity, income and collateral needs and how the investment fits within Connecticut Bancshares’ interest rate risk strategy. Although Connecticut Bancshares utilizes the investment advisory services of a Boston-based investment firm, management is ultimately and completely responsible for all investment decisions.

Connecticut Bancshares’ investment policy divides investments into two categories, fixed income and equity portfolios. The primary objective of the fixed income portfolio is to maintain an adequate source of liquidity sufficient to meet regulatory and operating requirements, and to safeguard against deposit outflows, reduced loan amortization and increased loan demand. The fixed income portfolio primarily includes debt issues, including mortgage-backed and asset-backed securities, as well as collateralized mortgage obligations. Substantially all of Connecticut Bancshares’ mortgage-backed securities are issued or guaranteed by agencies of the U.S. Government. Accordingly, they carry lower credit risk than mortgage-backed securities of a private issuer. Approximately 90% of the collateralized mortgage obligations are issued or guaranteed by agencies of the U.S. Government. Accordingly, they carry lower credit risk than collateralized mortgage obligations of a private issuer. Asset-backed securities are typically collateralized by the cash flow from a pool of auto loans, credit card receivables, consumer loans and other similar obligations.

Connecticut Bancshares’ investment policy permits Connecticut Bancshares to be a party to financial instruments with off-balance sheet risk in the normal course of business in order to manage interest rate risk. Connecticut Bancshares’ derivative position is reviewed by the Investment Committee on a quarterly basis. The investment policy authorizes Connecticut Bancshares to be involved in and purchase various types of derivative transactions and products including interest rate swap, cap and floor agreements. At June 30, 2003 and 2002, Connecticut Bancshares was not party to any interest rate swap, cap or floor arrangements.

The marketable equity securities portfolio has the objective of producing capital appreciation through long-term investment, with safety of principal and prudent risk taking. The total market value of the marketable equity securities portfolio, excluding FHLB stock, is limited by the investment policy to 50% of Savings Bank of Manchester’s Tier 1 capital. At June 30, 2003, the marketable equity securities portfolio totaled $18.6 million, or 9.7%, of Savings Bank of Manchester’s Tier 1 capital. At June 30, 2003, the net unrealized gains associated with the marketable equity securities portfolio were $3.9 million.

In August and September 2003, Connecticut Bancshares liquidated substantially all of its common stock portfolio resulting in a net realized gain of approximately $3.9 million.

SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” requires that investments be categorized as “held to maturity,” “trading securities” or “available for sale,” based on management’s intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as held to maturity and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, or other similar factors cannot be classified as held to maturity. Connecticut Bancshares had no securities classified as held to maturity at June 30, 2003 and 2002. Debt and equity securities held for current resale are classified as trading securities. These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. Connecticut Bancshares does not currently use or maintain a trading account. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale. These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of shareholders’ equity.

On a quarterly basis, Connecticut Bancshares reviews available for sale investment securities with unrealized depreciation for six consecutive months as well as other securities with circumstances warranting review to assess whether the decline in fair value is temporary or other than temporary. Connecticut Bancshares judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. In accordance with this policy, during the six months ended June 30, 2003, Connecticut Bancshares recorded other than temporary impairment charges for one equity security and one investment in a limited partnership for a total of $359,000. The charge for the equity investment was computed using the closing price of the security as of the date of impairment. The equity security impaired is publicly traded. The impairment charge for the limited partnership was equal to the difference between the carrying value of the investment and the fair value of Connecticut Bancshares’ share of the partner’s capital as calculated by the partnership on the date of impairment. The limited partnership is not publicly traded. Connecticut Bancshares recorded an other than temporary impairment charge during the six months ended June 30, 2002 of $270,000 for one equity security that is publicly traded. The charge for the equity investment was computed using the closing price of the security as of the date of impairment. There were no material unrecognized impairment losses as of June 30, 2003 or 2002.

All of Connecticut Bancshares’ debt, collateralized mortgage obligations, mortgage-backed and asset-backed securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. They also carry prepayment risk insofar as they may be called or repaid before maturity in times of low market interest rates, so that Connecticut Bancshares may have to invest the funds at a lower interest rate. The marketable equity securities portfolio also carries equity price risk in that, if equity prices decline due to unfavorable market conditions or other factors, Connecticut Bancshares’ capital would decrease.

The following tables present the amortized cost and fair value of Connecticut Bancshares’ available for sale securities, by type of security, at the dates indicated.

	At June 30,
	2003		2002
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Debt securities:
Asset-backed securities	$68,512	$70,278	$115,554	$117,162
U.S. Government and agency obligations	84,941	92,265	168,366	174,300
Municipal obligations	23,075	24,684	23,607	23,533
Corporate securities	51,294	54,011	58,591	60,386

Total	227,822	241,238	366,118	375,381

Equity securities:
Marketable equity securities(1)	14,665	18,586	21,884	29,078
Debt mutual funds	9,355	9,359	9,113	9,122
Other equity securities	1,360	1,360	945	945

Total	25,380	29,305	31,942	39,145

Total debt and equity securities	253,202	270,543	398,060	414,526

Mortgage-backed securities:
Mortgage-backed securities	211,020	215,219	117,411	120,669
Collateralized mortgage obligations	253,314	256,045	221,633	227,212

Total mortgage-backed securities	464,334	471,264	339,044	347,881

Total investment securities	$717,536	$741,807	$737,104	$762,407

(1)	In August and September 2003, Connecticut Bancshares liquidated substantially all of its common stock portfolio resulting in a net realized gain of approximately $3.9 million.

	At December 31,
	2002		2001		2000
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Debt securities:
Asset-backed securities	$91,370	$93,676	$23,907	$25,208	$32,717	$33,816
U.S. Government and agency obligations	156,466	164,580	180,106	183,813	82,068	85,254
Municipal obligations	23,357	23,978	23,717	23,194	2,915	2,949
Corporate securities	63,209	66,143	53,138	55,420	55,398	56,263

Total	334,402	348,377	280,868	287,635	173,098	178,282

Equity securities:
Marketable equity securities(1)	17,427	21,753	26,349	37,670	35,221	49,144
Debt mutual funds	9,249	9,267	23,872	23,886	—	—
Other equity securities	1,388	1,388	992	992	432	432

Total	28,064	32,408	51,213	62,548	35,653	49,576

Total debt and equity securities	362,466	380,785	332,081	350,183	208,751	227,858

Mortgage-backed securities:
Mortgage-backed securities	205,569	210,409	147,901	149,750	79,079	80,223
Collateralized mortgage obligations	247,236	250,428	257,581	258,601	—	—

Total mortgage-backed securities	452,805	460,837	405,482	408,351	79,079	80,223

Total investment securities	$815,271	$841,622	$737,563	$758,534	$287,830	$308,081

(1)	In August and September 2003, Connecticut Bancshares liquidated substantially all its common stock portfolio resulting in a net realized gain of approximately $3.9 million.

At June 30, 2003, Connecticut Bancshares did not own any debt, equity or mortgage-backed securities of a single issuer, other than securities guaranteed by the U.S. Government or its agencies, which had an aggregate book value in excess of 10% of Connecticut Bancshares’ capital at that date.

The following presents the activity in Connecticut Bancshares’ available for sale investment securities and mortgage-backed securities portfolios for the periods indicated.

	For the Six Months Ended June 30,
	2003	2002
	(In thousands)
Mortgage-backed and asset-backed securities(1):
Mortgage-backed and asset-backed securities, beginning of year	$554,513	$433,559
Purchases:
Asset-backed securities	—	104,427
Mortgage-backed securities	53,074	—
Collateralized mortgage obligations	100,210	—
Sales:
Collateralized mortgage obligations	—	(15)
Asset-backed securities	(15,013)	(11,587)
Repayments and prepayments	(146,430)	(65,450)
Decrease in net premium	(3,170)	(2,166)
Change in unrealized net gain on securities	(1,642)	6,275

Net (decrease) increase in mortgage-backed and asset-backed securities	(12,971)	31,484

Mortgage-backed and asset-backed securities, end of period	541,542	465,043

Investment securities(1):
Investment securities, beginning of year	287,109	324,975
Purchases	22,149	120,083
Sales	(25,048)	(134,704)
Maturities and calls	(82,407)	(10,090)
Repayments and prepayments	(10)	—
Other than temporary impairment of investment securities	(359)	(270)
Decrease increase in net premium	(731)	(687)
Change in unrealized net gain on securities	(438)	(1,943)

Net decrease in investment securities	(86,844)	(27,611)

Investment securities, end of period	200,265	297,364

Total mortgage-backed, asset-backed and investment securities, end of period	$741,807	$762,407

(1)	Available for sale securities are presented at market value. For purposes of this schedule, collateralized mortgage obligations are included in mortgage-backed securities.

	For the Years Ended December 31,
	2002	2001	2000
	(In thousands)
Mortgage-backed and asset-backed securities(1):
Mortgage-backed and asset-backed securities, beginning of year	$433,559	$114,039	$59,159
Purchases:
Asset-backed securities	104,427	—	25,136
Mortgage-backed securities	117,599	17,403	57,220
Collateralized mortgage obligations	61,385	—	—
Sales:
Mortgage-backed securities	—	—	(14,256)
Collateralized mortgage obligations	(15)	(75,033)	—
Asset-backed securities	(34,592)	(2,149)	(5,418)
Repayments and prepayments	(129,803)	(91,129)	(10,713)
Asset-backed securities called prior to maturity	—	(3,014)	—
Mortgage-backed and asset-backed securities acquired from First Federal	—	472,923	—
Increase (decrease) in net premium	(4,215)	(1,408)	132
Change in unrealized net gain on securities	6,168	1,927	2,779

Net increase in mortgage-backed and asset-backed securities	120,954	319,520	54,880

Mortgage-backed and asset-backed securities, end of year	554,513	433,559	114,039

Investment securities(1):
Investment securities, beginning of year	324,975	194,042	168,755
Purchases	134,234	88,197	127,592
Sales	(142,405)	(67,387)	(72,566)
Maturities and calls	(26,151)	(24,468)	(31,774)
Other than temporary impairment of investment securities	(1,493)	(4,076)	—
Investment securities acquired from First Federal	—	139,570	—
(Decrease) increase in net premium	(1,263)	304	615
Change in unrealized net gain on securities	(788)	(1,207)	1,420

Net (decrease) increase in investment securities	(37,866)	130,933	25,287

Investment securities, end of year	287,109	324,975	194,042

Total mortgage-backed, asset-backed and investment securities, end of year	$841,622	$758,534	$308,081

(1)	Available for sale securities are presented at market value. For purposes of this schedule, collateralized mortgage obligations are included in mortgage-backed securities.

The following table presents certain information regarding the carrying value, weighted average coupon yields and maturities of Connecticut Bancshares’ debt securities at June 30, 2003.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available for sale securities:
U.S. Government and agency obligations	$19,184	5.72%	$49,292	5.99%	$9,312	5.88%	$14,477	5.92%	$92,265	5.91%
Municipal obligations	—	—	—	—	565	5.06	24,119	5.66	24,684	5.65
Corporate securities	8,545	5.41	43,206	6.62	2,260	6.00	—	—	54,011	6.40
Mortgage-backed securities	—	—	75,661	4.43	45,711	4.75	93,847	6.72	215,219	5.49
Collateralized mortgage obligations	—	—	18,077	7.05	25,785	6.08	212,183	4.93	256,045	5.19
Asset-backed securities	—	—	38,842	5.48	31,436	5.00	—	—	70,278	5.26

Total debt securities at fair value	$27,729	5.62%	$225,078	5.58%	$115,069	5.23%	$344,626	5.51%	$712,502	5.49%

Cash Surrender Value of Life Insurance.    In 2001, Connecticut Bancshares purchased $20.0 million of Bank Owned Life Insurance (“BOLI”). Connecticut Bancshares purchased these policies for the purpose of protecting itself against the cost/loss due to the death of key employees and to offset Connecticut Bancshares’ future obligations to its employees under various retirement and benefit plans. On August 31, 2001, Connecticut Bancshares acquired $20.4 million of BOLI as a result of the acquisition of First Federal. The total value of BOLI at June 30, 2003 was $45.0 million. Connecticut Bancshares recorded income from BOLI of $1.2 million for both the six months ended June 30, 2003 and 2002.

Deposit Activities And Other Sources Of Funds

General.    Deposits are the major external source of funds for Savings Bank of Manchester’s lending and other investment activities. In addition, Savings Bank of Manchester also generates funds internally from loan principal repayments and prepayments and maturing investment securities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Savings Bank of Manchester may use borrowings from the FHLB of Boston to compensate for reductions in the availability of funds from other sources.

Deposit Accounts.    Substantially all of Savings Bank of Manchester’s depositors reside in Connecticut. Savings Bank of Manchester offers a wide variety of deposit accounts with a range of interest rates and terms. Savings Bank of Manchester’s deposit accounts consist of interest-bearing checking, noninterest-bearing checking, regular savings, money market savings and certificates of deposit. The maturities of Savings Bank of Manchester’s certificate of deposit accounts range from seven days to five years. In addition, Savings Bank of Manchester offers retirement accounts, including IRAs and Keogh accounts and simplified employee pension plan accounts. Savings Bank of Manchester also offers commercial business products to small businesses operating within its primary market area. Deposit account terms vary with the principal differences being the minimum balance deposit, early withdrawal penalties, limits on the number of transactions and the interest rate. Savings Bank of Manchester reviews its deposit mix and pricing on a weekly basis.

Savings Bank of Manchester believes it offers competitive interest rates on its deposit products. Savings Bank of Manchester determines the rates paid based on a number of factors, including rates paid by competitors, Savings Bank of Manchester’s need for funds and cost of funds, borrowing costs and movements of market interest rates. While certificate accounts in excess of $100,000 are accepted by Savings Bank of Manchester, and may receive preferential rates, Savings Bank of Manchester does not actively seek such deposits as they are more difficult to retain than core deposits. Savings Bank of Manchester does not utilize brokers to obtain deposits and at June 30, 2003, had no brokered deposits.

Upon the completion of its conversion, Savings Bank of Manchester established a special “liquidation account” for the benefit of eligible account holders and in an amount equal to the equity of Savings Bank of Manchester less any subordinated debt approved as bona fide capital of Savings Bank of Manchester, as of the date of its latest statement of condition contained in the final prospectus used in connection with its conversion. The date was September 30, 1999, and the amount established was $117.6 million. The liquidation account, which totaled $39.1 million and $46.5 million at June 30, 2003 and 2002, respectively, is reduced annually by an amount proportionate to the decrease in eligible deposit accounts. Eligible account holders continuing to maintain deposit accounts at Savings Bank of Manchester are entitled, on a complete liquidation of Savings Bank of Manchester, to an interest in the liquidation account prior to any payment to the shareholders of Savings Bank of Manchester. Savings Bank of Manchester’s retained earnings are substantially restricted with respect to payment of dividends to shareholders due to the liquidation account. The liquidation account will terminate on the tenth anniversary of the consummation date of Savings Bank of Manchester’s conversion.

At June 30, 2003, Connecticut Bancshares had $79.6 million in certificate of deposit accounts in amounts of $100,000 or more maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(In thousands)
Three months or less	$13,845	1.96%
Over 3 months through 6 months	11,540	1.76
Over 6 months through 12 months	11,907	2.45
Over 12 months	42,292	4.50

Total	$79,584	3.35%

The following tables present information concerning average balances and weighted average interest rates for the periods indicated.

	For the Six Months Ended June 30,
	2003			2002
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in thousands)
Savings accounts	$394,501	25.0%	0.48%	$378,556	23.8%	1.22%
Money market accounts	208,474	13.2	1.02	179,243	11.3	2.16
NOW accounts	223,610	14.2	0.32	209,816	13.2	0.58
Certificates of deposit	624,929	39.5	3.13	710,974	44.7	3.88
Demand deposits	127,575	8.1	—	111,737	7.0	—

Total	$1,579,089	100.0%	1.54%	$1,590,326	100.0%	2.34%

	For the Years Ended December 31,
	2002			2001			2000
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in thousands)
Savings accounts	$381,540	24.0%	1.05%	$268,162	23.2%	1.80%	$223,700	24.8%	2.28%
Money market accounts	192,872	12.1	1.93	113,883	9.9	3.15	73,576	8.1	4.24
NOW accounts	211,276	13.3	0.53	150,693	13.0	0.70	115,819	12.8	1.19
Certificates of deposits	686,683	43.2	3.71	542,888	47.0	4.99	432,624	47.9	5.47
Demand deposit	118,078	7.4	—	80,142	6.9	—	57,871	6.4	—

Total	$1,590,449	100.0%	2.16%	$1,155,768	100.0%	3.15%	$903,590	100.0%	3.68%

Certificates of Deposit by Rates and Maturities.    The following table presents by various rate categories, the amount of Connecticut Bancshares’ certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at June 30, 2003.

	Period Maturity from June 30, 2003				Total at June 30, 2003
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years
	(In thousands)
0.00-2.00%	$233,727	$45,430	$2,449	$94	$281,700
2.01-4.00%	69,505	35,973	2,446	37,761	145,685
4.01-5.00%	21,160	4,967	2,693	60,664	89,484
5.01-6.00%	14,681	6,437	13,250	9,327	43,695
6.01-7.00%	5,920	25,232	14,662	57	45,871
7.01-8.00%	—	—	7	—	7

Total	$344,993	$118,039	$35,507	$107,903	$606,442

Borrowings.    Connecticut Bancshares may use advances from the FHLB of Boston to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB of Boston functions as a central reserve bank providing credit for savings banks and certain other member financial institutions. As a member of the FHLB of Boston, Connecticut Bancshares is required to own capital stock in the FHLB of Boston and is authorized to apply for advances on the security of the capital stock and certain of its mortgage loans and other assets, principally securities that are obligations of, or guaranteed by, the U.S. Government or its agencies, provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At June 30, 2003, Connecticut Bancshares had the ability to borrow a total of approximately $717.8 million from the FHLB of Boston. Of the total maximum borrowing capacity, Connecticut Bancshares had $571.8 million outstanding as of June 30, 2003. In accordance with accounting principles generally accepted in the United States of America, Connecticut Bancshares recorded the FHLB advances acquired from First Federal at the-then market value on the date of acquisition. Connecticut Bancshares recorded an adjustment of $9.5 million to record the advances at market value. Connecticut Bancshares is amortizing this premium on a level yield basis over the remaining lives of the advances. The unamortized premium at June 30, 2003 was $3.6 million.

Federal banking laws and regulations prohibit a bank from paying interest on commercial checking accounts. However, Savings Bank of Manchester offers to its commercial customers a transactional repurchase agreement, a form of non-deposit borrowing by Savings Bank of Manchester, that is designed as a mechanism to offer business customers the functional equivalent of a commercial checking account that pays interest. This account, overseen by an outside agent, is not a FDIC-insured deposit account, but is backed by a security interest in U.S. Government and agency securities at a ratio of 1.10 to 1.00 or higher. At June 30, 2003, Savings Bank of Manchester had such accounts with balances aggregating $123.3 million backed by a security interest of $195.5 million, or a ratio of 1.6 to 1.00.

The following tables present certain information regarding Connecticut Bancshares’ FHLB advances and short-term borrowed funds at the dates or for the periods indicated.

	At or for the Six Months Ended June 30,
	2003	2002
	(Dollars in thousands)
Average balance outstanding:
Federal Home Loan Bank advances	$553,939	$469,642
Short-term borrowed funds	116,033	109,430
Maximum amount outstanding at any month-end during the period:
Federal Home Loan Bank advances	$571,825	$477,021
Short-term borrowed funds	123,703	116,160
Balance outstanding at end of period:
Federal Home Loan Bank advances	$571,813	$446,962
Short-term borrowed funds	123,248	111,941
Weighted average interest rate during the period:
Federal Home Loan Bank advances	4.46%	5.01%
Short-term borrowed funds	0.68	1.58
Weighted average interest rate at end of period:
Federal Home Loan Bank advances	4.31%	5.01%
Short-term borrowed funds	0.65	1.50

	At or For the Years Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Average balance outstanding:
Federal Home Loan Bank advances	$477,042	$235,440	$105,692
Short-term borrowed funds	116,318	110,823	110,520
Maximum amount outstanding at any month-end during the period:
Federal Home Loan Bank advances	$562,901	$457,033	$124,000
Short-term borrowed funds	124,315	125,866	119,821
Balance outstanding at end of period:
Federal Home Loan Bank advances	$528,889	$457,033	$100,000
Short-term borrowed funds	121,052	117,180	106,493
Weighted average interest rate during the period:
Federal Home Loan Bank advances	4.92%	5.20%	6.39%
Short-term borrowed funds	1.41	2.60	3.31
Weighted average interest rate at end of period:
Federal Home Loan Bank advances	4.65%	5.01%	6.15%
Short-term borrowed funds	0.90	1.77	3.20

Subsidiary Activities

The following are descriptions of Savings Bank of Manchester’s wholly owned subsidiaries, which are indirectly owned by Connecticut Bancshares.

SBM, Ltd., a Connecticut corporation, was organized to acquire, hold and dispose of real estate acquired through foreclosure. At June 30, 2003, SBM, Ltd. held no properties and had no assets.

923 Main Inc., a Connecticut corporation, was incorporated for the purpose of maintaining an ownership interest in a third party registered broker-dealer, Infinex Financial Group (“Infinex”). Infinex maintains an office at Savings Bank of Manchester and offers to customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. Savings Bank of Manchester receives a portion of the commissions generated by Infinex from sales to customers. For the six months ended June 30, 2003 and 2002, Savings Bank of Manchester received fees of $793,000 and $818,000, respectively, through its relationship with Infinex.

Savings Bank of Manchester Mortgage Company, Inc., a Connecticut corporation, was established to service and hold loans secured by real property. SBM Mortgage was established and is managed to qualify as a “passive investment company” for Connecticut income tax purposes. Income earned by a qualifying passive investment company is exempt from Connecticut income tax. Accordingly, no state income taxes were provided since December 31, 1998.

SBM Charitable Foundation, Inc.

During 2000, Savings Bank of Manchester funded and formed SBM Charitable Foundation, Inc. (the “New SBM Charitable Foundation”), a not-for-profit organization in connection with the conversion. The New SBM Charitable Foundation, which is not a subsidiary of Savings Bank of Manchester, provides grants to individuals and not-for-profit organizations within the communities that Savings Bank of Manchester serves. The New SBM Charitable Foundation was funded with a contribution of 832,000 common shares, with a cost basis and fair market value of $8.3 million at the date of contribution and transfer, or an amount equal to 8% of the common stock sold in the conversion. In 1998, Savings Bank of Manchester contributed marketable equity securities with a fair market value of $700,000 and $3.0 million, respectively, at the date of contribution and transfer to the Savings Bank of Manchester Foundation, Inc. (the “Old SBM Foundation”), also a not-for-profit organization. In 2001, the Old SBM Foundation was merged into the New SBM Charitable Foundation, with the New SBM Charitable Foundation being the surviving entity. At June 30, 2003, the New SBM Charitable Foundation had assets of approximately $33.8 million, consisting primarily of common stock of Connecticut Bancshares. The New SBM Charitable Foundation’s Board of Trustees consists of current directors, officers and employees of Connecticut Bancshares. Connecticut Bancshares intends to maintain the New SBM Charitable Foundation, but does not expect to make any further contributions to the New SBM Charitable Foundation.

Regulation and Supervision

General.    As a savings bank chartered by the State of Connecticut, Savings Bank of Manchester is extensively regulated under state law by the Connecticut Banking Commissioner with respect to many aspects of its banking activities. In addition, as a bank whose deposits are insured by the FDIC through its Bank Insurance Fund (“BIF”), Savings Bank of Manchester must pay deposit insurance assessments and is examined and supervised by the FDIC. These laws and regulations have been established primarily for the protection of depositors, customers and borrowers of Savings Bank of Manchester, not its shareholders.

Connecticut Bancshares is also required to file reports with, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision (“OTS”), the Connecticut Banking Commissioner, and the Securities and Exchange Commission (“SEC”) under the federal securities laws. The following discussion of the laws and regulations material to the operations of Connecticut Bancshares and Savings Bank of Manchester is a summary and is qualified in its entirety by reference to such laws and regulations.

Savings Bank of Manchester and Connecticut Bancshares, as a savings and loan holding company, are extensively regulated and supervised. Regulations, which affect Savings Bank of Manchester on a daily basis, may be changed at any time and the interpretation of the relevant law and regulations also may change because of new interpretations by the authorities who interpret those laws and regulations. Any change in the regulatory structure or the applicable statutes or regulations, whether by the Connecticut Banking Commissioner, the State of Connecticut, the OTS, the FDIC or the U.S. Congress, could have a material impact on Connecticut Bancshares and Savings Bank of Manchester. For a more complete description of Connecticut banking laws and supervision and federal regulations applicable to Connecticut-chartered banks, including Savings Bank of Manchester, see “REGULATION AND SUPERVISION” on page    .

Connecticut Bancshares Holding Company Regulation.    Federal law allows a state savings bank that qualifies as a “Qualified Thrift Lender,” discussed below, to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of the Homeowners’ Loan Act (“HOLA”). Such election allows its holding company to be regulated as a savings and loan holding company by the OTS rather than as a bank holding company by the FRB. Savings Bank of Manchester has made such election, and Connecticut Bancshares is a nondiversified savings and loan holding company within the meaning of the HOLA. Connecticut Bancshares is registered with the OTS and is subject to the OTS’s regulations and reporting requirements. In addition, the OTS may examine and supervise Connecticut Bancshares, and the OTS has enforcement authority over Connecticut Bancshares and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Additionally, Savings Bank of Manchester is required to notify the OTS at least 30 days before declaring any dividend to Connecticut Bancshares. By regulation, the OTS may restrict or prohibit Savings Bank of Manchester from paying dividends.

Connecticut Bancshares is a unitary savings and loan holding company under federal law because Savings Bank of Manchester is its only insured subsidiary. Formerly, a unitary savings and loan holding company was not restricted as to the types of business activities in which it could engage, provided that its subsidiary savings association continued to be a qualified thrift lender. The Gramm-Leach-Bliley Act of 1999, however, restricts unitary savings and loan holding companies not existing or applied for before May 4, 1999 to activities permissible for a financial holding company as defined under the legislation, including insurance and securities activities, and those permitted for a multiple savings and loan holding company as described below. Connecticut Bancshares is subject to these activities restrictions. Upon any non-supervisory acquisition by Connecticut Bancshares of another savings association as a separate subsidiary, Connecticut Bancshares would become a multiple savings and loan holding company. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHCA, provided the prior approval of the OTS is obtained, to activities permitted for financial holding companies and to other activities authorized by OTS regulation. Multiple savings and loan holding companies are generally prohibited from acquiring or retaining more than 5% of a non-subsidiary company engaged in activities other than those permitted by the HOLA or those permitted for financial holding companies.

The HOLA prohibits a savings and loan holding company from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the OTS. In evaluating applications by holding companies to acquire savings associations, the OTS considers the financial and managerial resources and future prospects of Connecticut Bancshares and the institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

To be regulated as a savings and loan holding company by the OTS (rather than as a bank holding company by the FRB), Savings Bank of Manchester must qualify as a Qualified Thrift Lender (“QTL”). To qualify as a QTL, Savings Bank of Manchester must maintain compliance with the test for a “domestic building and loan association,” as defined in the Internal Revenue Code, or with a QTL Test. Under the QTL Test, a savings institution is required to maintain at least 65% of its “portfolio assets” (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12 month period. As of June 30, 2003 Savings Bank of Manchester maintained in excess of 79% of its portfolio assets in qualified thrift investments. Savings Bank of Manchester also met the QTL test in each of the last 12 months and, therefore, met the QTL Test.

Acquisition of Connecticut Bancshares.    Under the Federal Change in Bank Control Act (the “CIBCA”), a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire 10% or more of Connecticut Bancshares’ outstanding voting stock, unless the OTS has found that the acquisition will not result in a change of control of Connecticut Bancshares. Under the CIBCA, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Acquisition of Savings Bank of Manchester.    In connection with its conversion to public form in 2000, Savings Bank of Manchester adopted a provision in its plan of conversion preventing any person from acquiring, or offering to acquire, directly or indirectly, Savings Bank of Manchester for a five year period, without approval by the Connecticut Banking Commissioner. On July 14, 2003, New Haven Savings Bank obtained the approval of the Connecticut Banking Commissioner to offer to acquire Savings Bank of Manchester.

Connecticut Holding Company Regulations.    Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Commissioner. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class. The Commissioner will evaluate the effect of the acquisition on the financial condition of Savings Bank of Manchester and the holding company. The Commissioner will also disapprove the acquisition if Savings Bank of Manchester or holding company to be acquired has been in existence for less than five years, unless the Commissioner waives this requirement, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut.

Federal Income Taxation

General.    Connecticut Bancshares and Savings Bank of Manchester report their income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to Connecticut Bancshares and Savings Bank of Manchester in the same manner as to other corporations with some exceptions, including particularly Savings Bank of Manchester’s reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Savings Bank of Manchester or Connecticut Bancshares. Savings Bank of Manchester’s federal income tax returns have been either audited or closed under the statute of limitations through tax year 1999. For its 2003 tax year, Savings Bank of Manchester’s maximum federal income tax rate was 35%.

Bad Debt Reserves.    For fiscal years beginning before December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986, as amended, were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method.

Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $19.0 million of Savings Bank of Manchester’s accumulated bad debt reserves would not be recaptured into taxable income unless Savings Bank of Manchester makes a “non-dividend distribution” to Connecticut Bancshares as described below.

Distributions.    If Savings Bank of Manchester makes “non-dividend distributions” to Connecticut Bancshares, they will be considered to have been made from Savings Bank of Manchester’s unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the “non-dividend distributions,” and then from Savings Bank of Manchester’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Savings Bank of Manchester’s taxable income. Non-dividend distributions include distributions in excess of Savings Bank of Manchester’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Savings Bank of Manchester’s current or accumulated earnings and profits will not be so included in Savings Bank of Manchester’s taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Savings Bank of Manchester makes a non-dividend distribution to Connecticut Bancshares, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. Savings Bank of Manchester does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

Connecticut Taxation

Connecticut Bancshares is subject to the Connecticut corporation business tax. Connecticut Bancshares is eligible to file a combined Connecticut corporation business tax return and will pay the regular corporation business tax (income tax).

The Connecticut corporation business tax is based on the federal taxable income before net operating loss and special deductions of Connecticut Bancshares and makes certain modifications to federal taxable income to arrive at Connecticut taxable income. Connecticut taxable income is multiplied by the state tax rate (7.5% for 2000 and thereafter) to arrive at Connecticut income tax.

In May 1998, the State of Connecticut enacted legislation permitting the formation of PICs by financial institutions. This legislation exempts qualifying PICs from the Connecticut corporation business tax and excludes dividends paid from a PIC from the taxable income of the parent financial institution. Connecticut Bancshares established a PIC in January 1999 and eliminated the state income tax expense of Connecticut Bancshares effective December 31, 1998 through June 30, 2003. The State of Connecticut continues to be under pressure to find new sources of revenue, and therefore could propose legislation to eliminate the PIC exemption. If such legislation were enacted, Connecticut Bancshares would be subject to state income taxes in Connecticut.

Properties

Connecticut Bancshares currently conducts its business through its main office located in Manchester, Connecticut, and 27 other full-service banking offices. Connecticut Bancshares believes that its facilities are adequate to meet their present and immediately foreseeable needs.

Location	Leased, Licensed or Owned	Original Year Leased or Acquired		Date of Lease/ License Expiration

Main Branch and Executive Office:

923 Main Street Manchester, CT 06040	Owned	1932		N/A

Branch Offices:

285 East Center Street Manchester, CT 06040	Leased	1956		2016

220 North Main Street Manchester, CT 06040	Leased	1970		2005

344 West Middle Turnpike Manchester, CT 06040	Owned	2001	(2)	N/A

214 Spencer Street Manchester, CT 06040	Leased	2001	(2)	2005

1065 Main Street East Hartford, CT 06108	Leased	2001	(2)	2010

950 Silver Lane East Hartford, CT 06108	Leased	2001	(2)	2006

955 Sullivan Avenue South Windsor, CT 06074	(1)	1965		2010

481 Buckland Road South Windsor, CT 06074	Leased	2001	(2)	2003

Eastford Center, County Road Eastford, CT 06242	Leased	1985		2004

122A Prospect Hill Road East Windsor, CT 06088	Leased	1985		2004

6 Storrs Road Mansfield, CT 06250	Leased	1986		2005

200 Merrow Road Tolland, CT 06084	Leased	1989		2004

1320 Manchester Road Glastonbury, CT 06033	(1)	1987		2007

2510 Main Street Glastonbury, CT 06033	Owned	2001	(2)	N/A

Location	Leased, Licensed or Owned		Original Year Leased or Acquired		Date of Lease/ License Expiration
902 Main Street South Glastonbury, CT 06073	Leased		2001	(2)	2005

435 Hartford Turnpike Vernon, CT 06066	Leased		1988		2003

35 Talcottville Road Vernon, CT 06066	Leased		2001	(2)	2007

1078 N. Main Street Dayville (Killingly), CT 06241	Leased		1990		2005

Route 66 Columbia, CT 06237	Owned		1991		N/A

1671 Boston Turnpike Coventry, CT 06238	Leased		1993		2013

Route 31 & Stonehouse Road Coventry, CT 06238	Leased		2001	(2)	2003

596 Middle Turnpike Storrs, CT 06268	Owned		1995		N/A

49 Hazard Avenue Enfield, CT 06082	Leased		1995		2007

2133 Poquonock Avenue Windsor, CT 06095	Leased		1996		2006

38 Wells Road Wethersfield, CT 06109	Leased		1996		2008

55 South Main Street West Hartford, CT 06107	Leased		1997		2006

175 West Road Ellington, CT 06029	Leased		2001	(2)	2012

Drive/Walk-In Facility:

Annex - Maple Street Manchester, CT 06040	Owned		2001	(2)	N/A

ATM Facilities:

Rt.6 Andover, CT 06232	Leased		1974		2004

700 Burnside Ave. East Hartford, CT 06108	Leased		1966		2003

1 Main Street East Hartford, CT 06118	Leased		1975		2005

60 Bidwell Street Manchester, CT 06040	Licensed	(4)	1990		(4)

Buckland Hills Mall Manchester, CT 06040	Leased		1992		2004

469 Hartford Rd Manchester, CT 06040	Leased		1970		2003

Location	Leased, Licensed or Owned		Original Year Leased or Acquired		Date of Lease/ License Expiration
71 Haynes Street Manchester, CT 06040	Licensed	(4)	1989		(4)

317 Highland Street Manchester, CT 06040	Leased		2001	(2)	2003

241 West Middle Turnpike Manchester, CT 06040	(1)		1983		2023

62 Buckland Street Manchester, CT 06040	Leased		1990		2004

31 Union Street Rockville, CT 06066	Licensed	(4)	1995		(4)

Route 195 Storrs, CT 06268	Leased		2002		2007

Administrative Offices:

469 Hartford Road Manchester, CT 06040	Leased		1970		2003

50-56 Cottage Street Manchester, CT 06040	Owned		1986		N/A

935 Main Street Manchester, CT 06040	Owned		(3)		N/A

935 Main Street Units B102 & B102A Manchester, CT 06040	Leased		1997		2006

945 Main Street Unit 305 Manchester, CT 06040	Owned		1998		N/A

945 Main Street Unit 309 Manchester, CT 06040	Owned		1997		N/A

903 Main Street Manchester, CT 06040	Owned		2001		N/A

35-43 Oak Street Manchester, CT 06040	Owned		1995		N/A

681 Main Street Plantsville, CT 06479	Leased		1997		2003

(1)	Connecticut Bancshares owns the building and leases the land and only owns the building as long as the lease is in effect.
(2)	Connecticut Bancshares acquired these properties on August 31, 2001 from First Federal.
(3)	Connecticut Bancshares owns seventeen commercial condominiums, which were all acquired at various times between 1990 and 2000 and are used for administrative offices.
(4)	Connecticut Bancshares maintains a license to possess the property. Generally, the holder of a license has less property rights than the possessor of a leasehold interest. The license has no expiration date.

Personnel

As of June 30, 2003, Connecticut Bancshares had 442 full-time employees and 90 part-time employees, none of whom is represented by a collective bargaining unit. Connecticut Bancshares believes its relationship with its employees is good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF CONNECTICUT BANCSHARES

The following discussion should be read in conjunction with “SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CONNECTICUT BANCSHARES” and the Consolidated Financial Statements of Connecticut Bancshares and Subsidiary and related Notes appearing elsewhere in this prospectus.

Forward-Looking Statements

This management’s discussion and analysis of Connecticut Bancshares’ financial condition and results of operations contains forward-looking statements that are based on assumptions and describe future plans, strategies and expectations of Connecticut Bancshares, including those with respect to its pending acquisition by New Haven Savings Bank. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Connecticut Bancshares’ ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Connecticut Bancshares include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in Savings Bank of Manchester’s market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Subject to applicable laws and regulations, Connecticut Bancshares does not undertake—and specifically disclaims any obligation—to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

General

Connecticut Bancshares has only one subsidiary, Savings Bank of Manchester. Savings Bank of Manchester’s results of operations depend primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. Savings Bank of Manchester also generates noninterest income primarily from fees charged on customers’ accounts and fees earned on activities such as investment services provided through a third party registered broker-dealer. Gains on sales of securities are another source of noninterest income. Savings Bank of Manchester’s noninterest expenses primarily consist of employee compensation and benefits, occupancy expense, advertising and other operating expenses. Savings Bank of Manchester’s results of operations are also affected by general economic and competitive conditions, notably changes in market interest rates, government policies and regulations. Savings Bank of Manchester exceeded all of its regulatory capital requirements at December 31, 2002 and at June 30, 2003.

Acquisition Of First Federal

On August 31, 2001, Connecticut Bancshares completed its acquisition of First Federal in a transaction accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of First Federal are reflected in Connecticut Bancshares’ consolidated balance sheets at December 31, 2002 and December 31, 2001, and the results of operations of First Federal since August 31, 2001 are included in the consolidated statements of operations for the years ended December 31, 2002 and December 31, 2001, as required by the purchase method of accounting.

Critical Accounting Policies

Note 1 of the Notes to Connecticut Bancshares’ Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Connecticut Bancshares’ consolidated financial statements. The following is a brief discussion of the more significant critical accounting policies and methods used by Connecticut Bancshares in preparation of financial statements.

General.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. The most significant estimates and assumptions relate to determining the allowance for loan losses, other than temporary impairment of securities, income taxes, impairments of intangible assets and pension and other postretirement benefits. Actual amounts could differ significantly from these estimates. Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the audit committee of Connecticut Bancshares’ Board of Directors.

Allowance For Loan Losses.    Savings Bank of Manchester devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable loan losses which are inherent in the loan portfolio. Probable loan losses are estimated based on a quarterly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, management considers the risk of loss on nonperforming and classified loans including an analysis of collateral in each situation. Savings Bank of Manchester’s methodology for assessing the appropriateness of the allowance for loan losses includes several key elements. Problem loans are identified and analyzed individually to detect specific losses including an analysis of estimated cash flows for impaired loans. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors based on Savings Bank of Manchester’s historical chargeoffs are applied using Savings Bank of Manchester’s historical experience and may be adjusted for significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with estimated loss factors applied to each rating category. Other factors considered in determining probable loan losses are any changes in concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior chargeoffs and peer bank’s loss experience. Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary, and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Savings Bank of Manchester believes it has established its existing allowance for loan losses consistent with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Savings Bank of Manchester’s loan portfolio, will not request Savings Bank of Manchester to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Material increases in the allowance for loan losses will adversely affect Savings Bank of Manchester’s financial condition and results of operations.

Other Than Temporary Impairment Of Securities.    On a quarterly basis, Connecticut Bancshares reviews available for sale investment securities with unrealized depreciation for six consecutive months and other securities with unrealized depreciation on a judgmental basis to assess whether the decline in fair value is temporary or other than temporary. Connecticut Bancshares judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. Unrealized losses which are not expected to reverse in the near term are charged to operations.

Income Taxes.    Connecticut Bancshares has not provided for Connecticut state income taxes since December 31, 1998 because it has a PIC as permitted by Connecticut law. Connecticut Bancshares believes it complies with the state PIC requirements and that no state taxes are due from December 31, 1998 through December 31, 2002; however, Connecticut Bancshares has not been audited by the state for such periods. If the state were to determine that the PIC was not in compliance with statutory requirements a material amount of taxes could be due.

Impairment Of Intangibles.    Connecticut Bancshares periodically evaluates intangible assets for potential impairment indicators and reviews goodwill for impairment at least on an annual basis. Connecticut Bancshares’ judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of acquired operations. Future events or changes in the fair value of Connecticut Bancshares’ common stock could cause Connecticut Bancshares to conclude that impairment indicators exist and that intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on Connecticut Bancshares’ consolidated financial condition and results of operations. See Note 1 to the consolidated financial statements for further discussion.

Pension And Other Postretirement Employee Benefits.    The determination of Connecticut Bancshares’ obligation and expense for pension and other postretirement benefits is dependent on Connecticut Bancshares’ selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 14 to the consolidated financial

statements and in “Liquidity and Capital Resources” on page     , and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with accounting principles generally accepted in the United States, actual results that differ from Connecticut Bancshares’ assumptions are accumulated and amortized over future periods and therefore, generally affect Connecticut Bancshares’ recognized expense and recorded obligation in such future periods. While Connecticut Bancshares believes that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations and Connecticut Bancshares’ future expense.

Changes In Connecticut Bancshares’ Financial Condition And Results Of Operations

The following analysis discusses changes in the financial condition and results of operations for the three and six months ended June 30, 2003 and 2002, and for the years ended December 31, 2002 and 2001, and should be read in conjunction with Connecticut Bancshares’ condensed consolidated financial statements and the Notes thereto, appearing elsewhere herein.

Comparison Of Connecticut Bancshares’ Financial Condition At June 30, 2003 And December 31, 2002

Connecticut Bancshares’ total assets increased $71.2 million, or 2.8%, to $2.6 billion at June 30, 2003 as compared to $2.5 billion at December 31, 2002. The increase in assets was mainly attributable to a $107.6 million increase in net loans and a $62.8 million increase in cash and cash equivalents partially offset by a $99.8 million decrease in securities. The increase in net loans was primarily due to a $63.3 million increase in one- to four-family mortgages, a $29.0 million increase in commercial business loans and commercial and multi-family mortgages and a $9.8 million increase in installment loans. The increase in cash and cash equivalents was mainly due to prepayments on mortgage-backed securities and collateralized mortgage obligations as well as $82.4 million of securities that were called or matured during the first six months of 2003. The growth in assets was primarily funded by an increase in advances from FHLB of $41.5 million as well as an increase in deposits of $22.7 million.

The following table presents the amortized cost and fair value of Connecticut Bancshares’ available for sale securities, by type, at the dates indicated:

	At June 30, 2003		At December 31, 2002
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Debt securities:
Asset-backed securities	$68,512	$70,278	$91,370	$93,676
U.S. Government and agency obligations	84,941	92,265	156,466	164,580
Municipal obligations	23,075	24,684	23,357	23,978
Corporate securities	51,294	54,011	63,209	66,143

Total	227,822	241,238	334,402	348,377

Equity securities:
Marketable equity securities	14,665	18,586	17,427	21,753
Debt mutual funds	9,355	9,359	9,249	9,267
Other equity securities	1,360	1,360	1,388	1,388

Total	25,380	29,305	28,064	32,408

Total debt and equity securities	253,202	270,543	362,466	380,785

Mortgage-backed securities:
Collateralized mortgage obligations	253,314	256,045	247,236	250,428
Mortgage-backed securities	211,020	215,219	205,569	210,409

Total mortgage-backed securities	464,334	471,264	452,805	460,837

Total available for sale securities	$717,536	$741,807	$815,271	$841,622

Available for sale securities decreased $99.8 million, or 11.9%, from a fair value of $841.6 million at December 31, 2002 to a fair value of $741.8 million at June 30, 2003. Connecticut Bancshares had proceeds from sales of $41.6 million

(including net gains of $1.5 million); maturities and calls of $82.4 million and principal payments of $146.0 million of securities during the six months ended June 30, 2003. Connecticut Bancshares also experienced a decrease in unrealized gains on securities of $2.1 million from December 31, 2002 to June 30, 2003. Securities purchased totaled $175.4 million during the six months ended June 30, 2003.

Net loans increased $107.6 million, or 7.0%, from $1.5 billion at December 31, 2002 to $1.6 billion at June 30, 2003. Residential mortgages (including residential construction mortgages) increased $63.8 million, or 6.9%, from $925.1 million at December 31, 2002 to $988.8 million at June 30, 2003 due to continuing loan demand mainly due to refinancing activity in a low interest rate environment. Commercial real estate, commercial construction and business loans increased $34.2 million, or 6.8%, from $502.7 million at December 31, 2002, to $537.0 million at June 30, 2003, primarily due to an increase in commercial mortgage originations. As of June 30, 2003, commercial loans represented 32.3% of Savings Bank of Manchester’s loan portfolio.

Deposits totaled $1.62 billion at June 30, 2003, an increase of $22.7 million, or 1.4%, compared to $1.60 billion at December 31, 2002. Checking accounts increased $30.5 million, or 8.5%, from $360.4 million at December 31, 2002 to $390.9 million at June 30, 2003. Savings and money market accounts increased $29.0 million, or 4.9%, from $592.4 million at December 31, 2002 to $621.4 million at June 30, 2003. Certificates of deposit decreased $36.8 million, or 5.7%, from $643.2 million at December 31, 2002 to $606.4 million at June 30, 2003. With certificate of deposit rates at a relatively low level, retail depositors may be holding their funds in savings, money market and checking accounts until interest rates rise. In addition, Savings Bank of Manchester offers a short-term transactional repurchase agreement (repo) account to commercial businesses and retail customers. These repo accounts are shown as short-term borrowed funds in the accompanying consolidated statements of condition. Short-term borrowed funds increased $3.2 million, or 2.6%, from $121.1 million to $124.3 million during the first six months of 2003. Advances from the FHLB increased $41.5 million, or 7.8%, from $533.9 million to $575.4 million during the first six months of 2003.

Nonperforming assets totaled $2.4 million at June 30, 2003, compared to $2.9 million at December 31, 2002, a decrease of $504,000, or 17.4%. Other real estate owned totaled $302,000 at June 30, 2003 compared to $0 at December 31, 2002. During the first six months of 2003 Savings Bank of Manchester foreclosed on three residential properties and subsequently sold one of those properties.

The following table sets forth information regarding Connecticut Bancshares’ nonperforming loans and other real estate owned:

	June 30, 2003	December 31, 2002
	(In thousands)
Nonperforming loans:
Loans past due 90 days and still accruing:
One- to four- family mortgages	$267	$527
Commercial and multifamily mortgages	—	395
Commercial business	150	313
Installment	141	108

Total loans past due 90 days and still accruing	558	1,343

Loans on nonaccrual:
One- to four- family mortgages	175	306
Commercial and multifamily mortgages	300	393
Commercial business	660	852

Total loans on nonaccrual	1,135	1,551

Troubled debt restructurings:
Commercial and multifamily mortgages	395	—

Total troubled debt restructurings	395	—

Total nonperforming loans	2,088	2,894
Other real estate owned	302	—

Total nonperforming assets	$2,390	$2,894

Total nonperforming loans as a percentage of gross loans	0.13%	0.19%

Total nonperforming assets as a percentage of total assets	0.09%	0.11%

On a monthly basis, management informs the Board of Directors of the amount of loans delinquent for more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that Savings Bank of Manchester owns. Savings Bank of Manchester ceases accruing interest on mortgage loans when principal or interest payments are delinquent 90 days or more unless management determines that the loan principal and interest is fully secured and in the process of collection. Once the accrual of interest on a loan is discontinued, all interest previously accrued is reversed against current period interest income once management determines that interest is uncollectable.

The allowance for loan losses was $16.4 million at June 30, 2003; an increase of $182,000 from the $16.2 million recorded at December 31, 2002. The allowance for loan losses as a percentage of gross loans was 0.98% at June 30, 2003 as compared to 1.04% at December 31, 2002. The allowance for loan losses as a percentage of nonperforming loans was 783.2% at June 30, 2003 as compared to 558.8% at December 31, 2002.

Savings Bank of Manchester devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable loan losses which are inherent in the loan portfolio. Probable loan losses are estimated based on a quarterly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, management considers the risk of loss on nonperforming and classified loans including an analysis of collateral in each situation. Savings Bank of Manchester’s methodology for assessing the appropriateness of the allowance for loan losses includes several key elements. Problem loans are identified and analyzed individually to estimate specific losses including an analysis of estimated future cash flows for impaired loans. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors based on Savings Bank of Manchester’s historical chargeoffs are applied using Savings Bank of Manchester’s historical experience and may be adjusted for significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with loss factors applied to each rating category. Other factors considered in determining probable loan losses are any changes in concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior chargeoffs and peer banks’ loss experience.

The allowance for loan losses consists of a formula allowance for various loan portfolio classifications and an amount for loans identified as impaired, if necessary. The allowance is an estimate, and ultimate losses may vary from current estimates. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

A portion of the allowance for loan losses is not allocated to any specific segment of the loan portfolio. This unallocated reserve is maintained for two primary reasons: there exists an inherent subjectivity and imprecision to the analytical processes employed, and the prevailing business environment, as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. Moreover, management has identified certain risk factors, which could impact the degree of loss sustained within the portfolio. These include: market risk factors, such as the effects of economic variability on the entire portfolio, and unique portfolio risk factors that are inherent characteristics of Savings Bank of Manchester’s loan portfolio. Market risk factors may consist of changes to general economic and business conditions that may impact Savings Bank of Manchester’s loan portfolio customer base in terms of ability to repay and that may result in changes in value of underlying collateral. Unique portfolio risk factors may include industry or geographic concentrations, or trends that may exacerbate losses resulting from economic events which Savings Bank of Manchester may not be able to fully diversify out of its portfolio.

Due to the inherent imprecise nature of the loan loss estimation process and ever changing conditions, these risk attributes may not be adequately captured in data related to the formula-based loan loss components used to determine allocations in Savings Bank of Manchester’s analysis of the adequacy of the allowance for loan losses. Management, therefore, has established and maintains an unallocated allowance for loan losses. The amount of the unallocated allowance was $3.5 million at June 30, 2003 as compared to $3.2 million at December 31, 2002. As a percentage of the allowance for loan losses, the unallocated was 21.7% of the total allowance for loan losses at June 30, 2003 and 20.0% of the total allowance for loan losses at December 31, 2002.

Savings Bank of Manchester uses three separate methods to estimate the allowance for loan losses as discussed above and then uses a weighted average formula to estimate the final allowance for loan losses. Savings Bank of Manchester uses a portfolio segmentation method, a risk rating method, and a historical method for estimating the allowance for loan losses. The weighting factors were 45%, 45% and 10%, respectively at both June 30, 2003 and December 31, 2002.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary, and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Savings Bank of Manchester believes it has established its existing allowance for loan losses consistent with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Savings Bank of Manchester’s loan portfolio, will not request Savings Bank of Manchester to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Material increases in the allowance for loan losses will adversely affect Savings Bank of Manchester’s financial condition and results of operations.

Total stockholders’ equity decreased $2.1 million, or 0.8%, to $249.5 million at June 30, 2003 compared to $251.6 million on December 31, 2002. The decrease is due primarily to the repurchase of 393,219 shares of Company common stock during the first six months of 2003 for $16.2 million. As of June 30, 2003, Connecticut Bancshares has repurchased 558,641 shares of its common stock since its conversion to a public company on March 2, 2000 at a weighted average price of $38.9 per share, for a total of $21.7 million. Connecticut Bancshares had previously announced that its Board of Directors has authorized the repurchase of up to 561,600, or approximately 5%, of its outstanding shares of its common stock. Partially offsetting this decrease was net income of $14.8 million for the six months ended June 30, 2003.

Comparison Of Connecticut Bancshares’ Operating Results For The Six Months Ended June 30, 2003 And 2002

Net Income.    Net income for the six months ended June 30, 2003 was $14.8 million compared to $11.7 million for the six months ended June 30, 2002. The results for the six months ended June 30, 2003 include a $2.2 million increase in net interest income, primarily due to a lower cost of funds and higher volume of loans, partially offset by lower asset yields. Net income also increased as a result of increases in service charge and fee income of $1.4 million, higher net gains on sales of securities of $458,000 and lower amortization of other intangible assets of $1.8 million due to noncompete agreements with former First Federal executives which became fully amortized during the third quarter of 2002. Net income was reduced due to higher employee benefits of $1.7 million primarily due to increased restricted stock, pension and ESOP expenses.

Net Interest Income.    Net interest income increased $2.2 million, or 5.6%, to $41.4 million for the first half of 2003 compared to $39.2 million for the first half of 2002. The increase was primarily due to higher average loans and a lower cost of funds, partially offset by lower asset yields. Total interest and dividend income decreased $4.2 million, or 5.9%, to $66.3 million for the first half of 2003 from $70.5 million for the first half of 2002. Interest income on loans decreased $682,000, or 1.4%, to $49.5 million for the six months ended June 30, 2003 compared to $50.2 million for the six months ended June 30, 2002. The decrease was due to a 67 basis point decrease in the average yield on loans partially offset by a $138.5 million increase in the average balance of loans outstanding. The decrease in yield and the increase in loan volume were mainly due to a lower interest rate environment and higher prepayments and refinancings of residential mortgages. Interest and dividend income from investment securities, short-term investments and FHLB stock decreased $3.5 million, or 17.2%, to $16.8 million for the six months ended June 30, 2003 compared to $20.3 million for the six months ended June 30, 2002. The decrease in income was mainly due to lower yields resulting from a lower interest rate environment. The yield on investment securities, short-term investments and FHLB stock decreased 55 basis points to 4.4% for the six months ended June 30, 2003 as compared to 4.9% for the six months ended June 30, 2002.

Interest Expense.    Interest expense decreased $6.4 million, or 20.4%, to $24.9 million for the six months ended June 30, 2003 compared to $31.3 million for the six months ended June 30, 2002. The decrease was primarily due to a decrease in the overall cost of funds for interest-bearing liabilities of 69 basis points. The cost of funds for the first half of 2003 was 2.4% as compared to 3.0% for the first half of 2002. The decrease in the cost of funds was primarily due to a lower interest rate environment.

Average Balances, Interest and Average Yields/Cost.    The following table presents certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. The yields and rates include fees which are considered adjustments to yields.

	For the Six Months Ended June 30,
	2003			2002
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans(1)(6)(7):
Real estate	$1,297,580	$40,059	6.17%	$1,187,927	$40,463	6.81%
Consumer	133,999	3,848	5.74	120,186	4,135	6.88
Commercial(5)	185,215	5,613	6.11	170,137	5,614	6.65

Total loans(5)	1,616,794	49,520	6.13	1,478,250	50,212	6.80

Mortgage-backed securities(2)	208,802	4,685	4.49	130,442	4,034	6.19
Collateralized mortgage obligations(2)	216,849	4,501	4.15	237,483	6,201	5.22
Investment securities(2)(5):
U.S. Government and agency obligations	115,034	2,778	4.87	164,918	3,605	4.41
Municipal obligations	23,235	831	7.15	23,686	838	7.08
Corporate securities	57,972	1,537	5.30	54,414	1,772	6.51
Common stock and mutual funds	24,809	409	3.30	40,136	779	3.88
Other equity securities	1,314	4	0.61	976	4	0.82
Asset-backed securities	75,617	1,713	4.53	100,685	2,335	4.64
Other interest-bearing assets:
FHLB stock	30,783	488	3.17	30,783	572	3.72
Short-term investments	31,421	185	1.19	58,466	532	1.83

Total interest-earning assets(5)	2,402,630	$66,651	5.55%	2,320,239	$70,884	6.12%

Noninterest-earning assets	146,302			133,199

Total assets	$2,548,932			$2,453,438

Interest-bearing liabilities:
Deposits:
NOW accounts	$223,610	$351	0.32%	$209,816	$600	0.58%
Savings and money market accounts	602,975	1,982	0.66	557,799	4,207	1.52
Certificates of deposit	624,929	9,708	3.13	710,974	13,664	3.88
Escrow deposits	13,599	104	1.54	9,926	84	1.71

Total interest-bearing deposits	1,465,113	12,145	1.67	1,488,515	18,555	2.51
Short-term borrowed funds	117,311	398	0.68	110,311	863	1.58
Advances from FHLB	558,161	12,358	4.46	477,104	11,852	5.01

Total interest-bearing liabilities	2,140,585	$24,901	2.35%	2,075,930	$31,270	3.04%

Noninterest-bearing liabilities	153,088			133,482

Total liabilities	2,293,673			2,209,412
Stockholders’ equity	255,259			244,026

Total liabilities and stockholders’ equity	$2,548,932			$2,453,438

Net interest-earning assets	$262,045			$244,309

Net interest income(5)		$41,750			$39,614

Interest rate spread(3)(5)			3.20%			3.08%
Net interest margin(4)(5)			3.46%			3.40%
Ratio of interest-earning assets to interest-bearing liabilities			112.24%			111.77%

Taxable-equivalent adjustments:
Loans		$14			$24
Investment securities		350			406

Total		$364			$430

(1)	Balances are net of undisbursed proceeds of construction loans in process and include nonperforming loans.
(2)	Yields are calculated on amortized cost and exclude the impact of unrealized gains and losses on available for sale securities.
(3)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	Net interest margin represents fully taxable-equivalent net interest income as a percentage of average interest-earning assets.
(5)	Fully taxable-equivalent yields are calculated assuming a 35% federal income tax rate.
(6)	Interest on nonperforming loans has been included only to the extent reflected in the Consolidated Statements of Operations.
(7)	Includes amortization of net deferred loan fees (net of costs) of $136,000 and $23,000 for the six months ended June 30, 2003 and 2002, respectively.

Rate/Volume Analysis.    The following table presents the effects of changing rates and volumes on the interest income and interest expense of Connecticut Bancshares. The table presents the effects on a fully taxable-equivalent basis using amortized cost as described in footnotes 2, 4 and 5 in the previous section. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate/vol column shows the effects attributable to changes in both rate and volume, which cannot be segregated. The net column represents the sum of the prior columns.

	For the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002
	Increase (Decrease) Due to
	Rate	Volume	Rate/Volume	Net
	(In thousands)
Interest-earning assets:
Loans:
Real estate	$(3,787)	$3,707	$(324)	$(404)
Consumer	(684)	475	(78)	(287)
Commercial	(458)	498	(41)	(1)

Total loans	(4,929)	4,680	(443)	(692)
Mortgage-backed securities	(1,107)	2,423	(665)	651
Collateralized mortgage obligations	(1,272)	(539)	111	(1,700)
Investment securities	(387)	(2,114)	9	(2,492)

Total interest-earning assets	(7,695)	4,450	(988)	(4,233)

Interest-bearing liabilities:
Deposits:
NOW accounts	(271)	39	(17)	(249)
Savings and money market accounts	(2,373)	341	(193)	(2,225)
Certificates of deposit	(2,619)	(1,654)	317	(3,956)
Other	(8)	31	(3)	20

Total deposits	(5,271)	(1,243)	104	(6,410)
Short-term borrowed funds	(489)	55	(31)	(465)
Advances from FHLB	(1,289)	2,014	(219)	506

Total interest-bearing liabilities	(7,049)	826	(146)	(6,369)

(Decrease) increase in net interest income	$(646)	$3,624	$(842)	$2,136

Provision for Loan Losses.    The provision for loan losses was $675,000 for the six months ended June 30, 2003 and $750,000 for the six months ended June 30, 2002. Savings Bank of Manchester lowered its provision for loan losses as nonperforming loans declined during the current quarter. The allowance for loan losses was 0.98% of total loans and 783.2% of nonperforming loans at June 30, 2003 compared to 1.04% and 558.8%, respectively, at December 31, 2002.

Noninterest Income.    Noninterest income was $10.8 million for the six months ended June 30, 2003 as compared to $9.2 million for the six months ended June 30, 2002. The increase was primarily due to higher service charges and fees and an increase in net gains on sales of securities. Service charges and fees were $7.3 million for the six months ended June 30, 2003 compared to $5.9 million for the six months ended June 30, 2002, an increase of $1.4 million, or 22.8%. Income from service charges and fees increased $871,000 from demand deposit account fees, $243,000 from prepayment penalties on loans and $165,000 from increased fees on merchant services. Gains on sales of securities increased $458,000 from the prior year period as certain debt and equity securities were sold during the six months ended June 30, 2003.

Noninterest Expense.    Noninterest expense decreased $1.0 million, or 3.4%, from $30.4 million for the six months ended June 30, 2002 to $29.4 million for the six months ended June 30, 2003. The decrease in noninterest expense from the prior year period was primarily due to decreases in amortization of other intangible assets ($1.8 million), marketing ($349,000), and furniture and equipment expenses ($308,000). These decreases were partially offset by an increase in employee benefits. In conjunction with the 2001 acquisition of First Federal, Savings Bank of Manchester recorded an intangible asset for noncompete agreements with former First Federal executives. The agreements were amortized over their twelve-month term through the third quarter of 2002. Marketing expenses decreased as Savings Bank of Manchester reduced its expense related to various media advertising. Furniture and equipment expenses decreased as certain assets became fully depreciated. Partially offsetting these decreases, employee benefits increased $1.7 million primarily due to increased restricted stock, pension and ESOP expenses.

Provision for Income Taxes.    Income tax expense increased $1.7 million from $5.6 million for the first half of 2002 to $7.3 million for the six months ended June 30, 2003. The effective tax rate for the six months ended June 30, 2003 was 33.0% compared to 32.4% in the prior year period.

Comparison Of Connecticut Bancshares’ Financial Condition At December 31, 2002 And 2001

Connecticut Bancshares’ total assets increased $101.1 million, or 4.1%, to $2.5 billion at December 31, 2002 as compared to $2.4 billion at December 31, 2001. The increase was primarily due to a $119.4 million increase in net loans and an $83.1 million increase in securities, partially offset by a $97.4 million decrease in cash and cash equivalents. The increase in loans was primarily due to real estate loans, as one- to four-family mortgages increased $65.3 million and construction, commercial and multi-family mortgages increased $31.8 million. The increase in securities was mainly due to the deployment of cash and cash equivalents as Savings Bank of Manchester sold collateralized mortgage obligations previously acquired from First Federal in December 2001 and had not reinvested the funds in longer term securities as of year-end 2001. The increase in securities was mainly in mortgage-backed and asset-backed securities, partially offset by the sale of collateralized mortgage obligations. The growth in assets was primarily funded by an increase in advances from FHLB of $68.5 million. Stockholders’ equity increased $16.2 million, primarily due to net income for the period, partially offset by the funding of the trustees’ repurchase of restricted stock associated with the October 21, 2002 restricted stock awards under Connecticut Bancshares’ 2002 Equity Compensation Plan and the declaration of $0.43 per share, or $4.5 million, of dividends during 2002.

Deposits at Savings Bank of Manchester totaled $1.6 billion at December 31, 2002, an increase of $5.0 million, or 0.3%, compared to $1.6 billion at December 31, 2001. The deposit growth reflects an increase in nonmaturity deposits partially offset by a decrease in certificates of deposit. Nonmaturity deposits (savings, money market, NOW and demand deposit accounts) increased $98.8 million, while certificates of deposits decreased $93.8 million. Savings Bank of Manchester shifted its marketing focus during 2002 to obtain nonmaturity deposit accounts to take advantage of their lower cost of funds when compared to certificates of deposits. In addition, Savings Bank of Manchester continues to market a short-term commercial transactional repurchase agreement (“repo”) account to commercial businesses. These repo accounts increased $3.9 million, or 3.3%, during 2002. Advances from Federal Home Loan Bank increased $68.5 million, or 14.7%, from $465.4 million in 2001, to $533.9 million at December 31, 2002. These funds were primarily used to fund real estate loan growth.

Nonperforming assets totaled $2.9 million at December 31, 2002 compared to $7.8 million at December 31, 2001, representing a decrease of $4.9 million, or 62.8%. The decrease in nonperforming loans was in commercial loans of $2.1 million, construction, commercial real estate and multifamily mortgages of $1.8 million, one- to four-family mortgages of $439,000, and consumer loans of $436,000. During the fourth quarter of 2002, Savings Bank of Manchester received $6.0 million to pay off its two largest nonperforming loans. The first nonperforming loan, a $2.4 million construction mortgage, was paid off in October 2002. Savings Bank of Manchester received $3.2 million which paid off the remaining principal and resulted in a recovery of previously charged off principal of $700,000 and a recovery of interest income not previously accrued of $136,000. In December 2002, Savings Bank of Manchester received $2.8 million to repay a commercial loan that was in nonaccrual status. Savings Bank of Manchester paid off the remaining principal of $2.4 million and recorded a recovery of previously charged off principal of $34,000 and a recovery of interest income not previously accrued of $332,000. Nonperforming loans as a percentage of gross loans decreased to 0.19% at December 31, 2002 from 0.53% at

December 31, 2001. Nonperforming assets as a percentage of total assets decreased to 0.11% at December 31, 2002 from 0.32% at December 31, 2001. Other real estate owned declined $84,000, or 100.00%, to zero as of December 31, 2002 due to property sales.

Other intangible assets decreased $3.3 million from $12.9 million at December 31, 2001 to $9.6 million at December 31, 2002. The decrease is primarily due to the amortization of intangible assets recorded from the First Federal acquisition in 2001. Savings Bank of Manchester amortized a total of $3.9 million during 2002 of which $3.5 million was related to the acquisition of First Federal. In 1997 and 1995, Savings Bank of Manchester acquired certain fixed assets and assumed certain deposit liabilities of three branches in Central and Northern Connecticut. Savings Bank of Manchester amortized $432,000 during 2002 relating to these branch purchases. During 2002, Savings Bank of Manchester acquired certain assets of On Line Services (“OLS”), a company that provided merchant processing services mainly in western Massachusetts. Savings Bank of Manchester recorded a $300,000 intangible asset in connection with the purchase and is amortizing the asset on a straight line basis over an eight year period. Savings Bank of Manchester amortized $25,000 during 2002 relating to OLS. Partially offsetting the $3.9 million amortization was the recording of the OLS intangible asset as well as an increase in an additional minimum pension liability. Savings Bank of Manchester recorded an intangible asset of $299,000 related to the additional minimum pension liability. The additional minimum pension liability relates to Savings Bank of Manchester’s qualified defined benefit pension plan, supplemental retirement plans for certain executives and a consultation plan for certain outside directors.

Goodwill decreased $482,000 from $20.0 million at December 31, 2001 to $19.5 million at December 31, 2002. During 2002, Savings Bank of Manchester finalized its allocation of the purchase price for the First Federal acquisition which resulted in a reduction in goodwill and income taxes payable. The adjustment primarily represented a reduction in tax reserves as of the acquisition date.

Other assets increased $1.7 million, from $4.3 million at December 31, 2001 to $6.0 million at December 31, 2002. The increase was due mainly to the funding of a previously established supplemental retirement plan for executives.

Other liabilities increased $3.0 million from $27.0 million at December 31, 2001 to $30.0 million at December 31, 2002. The increase in other liabilities was primarily due to increased benefit plan accruals.

Total capital increased $16.2 million, or 6.9%, to $251.6 million at December 31, 2002 compared to $235.4 million at December 31, 2001. The increase was primarily due to net income for the period, partially offset by the funding of the trustees’ repurchase of restricted stock associated with the October 21, 2002 restricted stock awards under Connecticut Bancshares’ 2002 Equity Compensation Plan, the repurchase of 165,422 shares of treasury stock for $5.5 million and the declaration of $0.43 per share, or $4.5 million, of dividends during 2002.

Comparison Of Connecticut Bancshares’ Operating Results For The Years Ended December 31, 2002 And 2001

Net Income.    Net income for the year ended December 31, 2002 was $25.9 million compared to net income of $12.8 million for the prior year, an increase of $13.2 million, or 103.4%. Earnings per diluted share for the year ended December 31, 2002 were $2.40 based on 10.8 million weighted average shares outstanding, compared to earnings per diluted share for the prior year of $1.19 based on 10.7 million weighted average shares outstanding.

During the year ended December 31, 2002, Connecticut Bancshares recorded $2.7 million ($1.8 million, net of tax) of net gains from securities transactions and a charge of $1.5 million ($969,000, net of tax) for other than temporary impairment of investment securities. During the year ended December 31, 2001, Connecticut Bancshares recorded $481,000 ($313,000, net of tax) of net gains from securities transactions and a charge of $4.1 million ($2.7 million, net of tax) for other than temporary impairment of investment securities. In addition, during the third quarter of 2001 Connecticut Bancshares recorded $1.4 million of director and employee retirement expenses and $872,000 of relocation and branch closing costs resulting from the 2001 acquisition of First Federal.

Net Interest Income.    Net interest income increased $17.2 million, or 27.1%, to $80.7 million for 2002 from $63.5 million for 2001. The increase was primarily a result of higher interest income from an increase in the level of average interest earning assets, partially offset by lower yields. The increase in interest income was partially offset by higher interest expense resulting from an increase in the level of average interest bearing liabilities, partially offset by lower rates. The higher levels of average interest earning assets and average interest bearing liabilities was primarily due to the acquisition of First Federal in August 2001. Lower asset yields and lower deposit and borrowing rates were primarily caused by a lower overall interest rate environment in 2002 as compared to 2001.

Interest Income.    Interest and dividend income increased $25.2 million, or 21.8%, to $140.6 million for 2002 from $115.4 million for 2001. The average yield on interest earning assets decreased 84 basis points from 6.9% in 2001 to 6.1% in 2002, primarily due to a decrease in market interest rates. Interest income on loans increased $14.6 million, or 16.9%, to $101.0 million for 2002 compared to $86.4 million for 2001. The increase was primarily due to a $345.7 million increase in the average balance of loans outstanding, partially offset by a 74 basis point decrease in the average yield on loans primarily due to a lower interest rate environment. The increase in the average balance of loans was due to the First Federal acquisition and post-acquisition loan growth. Total gross loans increased by $120.4 million, or 8.4%, from December 31, 2001 to December 31, 2002 and by $175.0 million, or 12.7%, from September 30, 2001, the first quarter-end after the First Federal acquisition, to December 31, 2002. Most of the loan growth during these periods was related to loans secured by residential and commercial real estate. Interest and dividend income from investment securities and other interest-bearing assets increased $10.6 million, or 36.4%, to $39.6 million for 2002 compared to $29.0 million for 2001. The increase in interest and dividend income from investment securities and other interest-bearing assets was due to an increase in the average balance of $309.8 million, or 59.4%, to $831.2 million for the year ended December 31, 2002, primarily due to the First Federal acquisition. Investment and other interest-bearing asset yields decreased 81 basis points in 2002 as compared to 2001 due to a decrease in market interest rates.

Interest Expense.    Interest expense increased $8.0 million, or 15.4%, to $59.9 million for 2002 from $51.9 million for 2001. The increase reflects an increase in expense on advances from FHLB of $11.6 million, partially offset by a decrease in expense on deposits and escrow of $2.3 million and a decrease in expense for short-term borrowed funds of $1.2 million. Interest expense on advances from FHLB increased primarily due to increased average volume of $248.2 million, partially offset by lower rates of 28 basis points. Interest expense on deposits and escrow decreased primarily due to lower rates of 108 basis points partially offset by higher average volume of $399.4 million. The higher volumes were primarily due to the First Federal acquisition, and the lower rates were due to a decrease in market interest rates. Interest expense on short-term borrowed funds represented by commercial transactional repurchase agreements decreased primarily due lower rates of 119 basis points. The average cost of funds for Connecticut Bancshares decreased 75 basis points from 3.6% in 2001 to 2.9 in 2002, mainly due to lower market interest rates.

Provision for Loan Losses.    The provision for loan losses was $1.5 million for 2002 compared to $2.0 million for 2001. The allowance for loan losses was 1.04% of total loans and 558.8% of nonperforming loans at December 31, 2002 compared to 1.06% and 198.3%, respectively, at December 31, 2001. The decrease in provision is due to an additional provision of $500,000 recorded in the third quarter of 2001 related to First Federal and a recovery of $700,000 recorded in the fourth quarter of 2002 in connection with the repayment of Savings Bank of Manchester’s largest nonperforming loan. Management increased the loan loss provision for the third quarter of 2001 to increase the reserve for First Federal loans to the amounts recorded by Savings Bank of Manchester on comparable loans.

Noninterest Income.    Noninterest income increased $10.0 million or 111.4% to $19.0 million for 2002 as compared to $9.0 million for 2001. The increase in noninterest income was primarily due to increases in service charges and fees, gains from sales of securities, income from cash surrender value life insurance, income from brokerage commissions and a decrease in other than temporary impairment of investment securities. Service charges and fee income increased $3.3 million, or 34.9%, from $9.6 million in 2001 to $12.9 million in 2002. Service charges on checking accounts and ATM fees increased $1.2 million over the prior year primarily due to the First Federal acquisition. Merchant service fees increased $859,000 over the prior year as transaction levels at Savings Bank of Manchester’s merchants increased.

Loan related fees increased $698,000 over the prior year mainly due to commercial mortgage prepayment penalties, late charges and reduced amortization of mortgage servicing rights. For each commercial mortgage loan originated, Savings Bank of Manchester typically will include a prepayment clause that would require the borrower to pay a prepayment fee if the borrower repays the loan prior to maturity. Depending on the original term of the loan, these clauses typically range from 5 to 10 years from the date of origination. During 2002, primarily in the fourth quarter, commercial mortgages totaling $18.7 million were prepaid by the borrower. In all cases, Savings Bank of Manchester granted new loans with market interest rates and terms including additional prepayment provisions. These refinancings decreased the rate on these mortgages from 8.1% to 6.2%, or a decrease of 187 basis points. Fees of $325,000 were collected and recorded as income in relation to these loan repayments. Management believes that if Savings Bank of Manchester had chosen not to modify these interest rates, the majority of the borrowers would have paid the prepayment penalty and left Savings Bank of Manchester. Debit and credit card fees increased $452,000 year primarily due to the First Federal acquisition.

Gains on sales of securities increased $2.2 million over the prior year mainly due to sales of equity securities. Income from cash surrender value life insurance and brokerage commissions increased primarily due to the First Federal acquisition and the related increase in life insurance.

On a quarterly basis, Connecticut Bancshares reviews available for sale investment securities with unrealized depreciation for six consecutive months and other securities with unrealized depreciation on a judgmental basis to assess whether the decline in fair value is temporary or other than temporary. Connecticut Bancshares judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. In accordance with this policy, for the year ended December 31, 2002 and 2001 Connecticut Bancshares recorded other than temporary impairment charges of $1.5 million and $4.1 million, respectively. The charges were computed using the closing price of the securities as of the respective impairment date. All of the securities impaired are publicly traded. There were no material unrecognized impairment losses as of December 31, 2002 and 2001.

Noninterest Expense.    Noninterest expense increased $8.3 million, or 16.2%, to $59.6 million for 2002 from $51.3 million for 2001. The increase in noninterest expense for 2002 was primarily due to higher salaries, employee benefits, fees and services, amortization of other intangible assets, occupancy and furniture and equipment expenses. Partially offsetting these increases was the 2001 charges pertaining to director and employee retirement expenses and relocation and branch closing costs. The primary reason for increases in noninterest expense was the acquisition of First Federal. Salaries increased $2.3 million, or 12.4%, from $18.2 million at December 31, 2001 to $20.5 million at December 31, 2002, mainly due to the addition of 108 full time equivalent employees due to the First Federal acquisition. Employee benefits increased $2.9 million, or 33.3%, from $8.6 million for the year ended December 31, 2001 to $11.5 million for the year ended December 31, 2002. The increase was due to an increase in pension expense of $795,000 primarily due to the First Federal acquisition, increased ESOP expense of $498,000 due to a higher average stock price, increased payroll taxes of $376,000 due primarily to more employees, an increase in cost of nonqualified benefit plans of $321,000 and an increase in health insurance costs of $296,000.

Fees and services increased $1.5 million from $5.7 million for 2001 to $7.2 million for 2002. Within fees and services, several areas had increased costs. Consulting fees increased $376,000 primarily due to the hiring of outside information systems consultants. Programming and software licensing fees increased $307,000 as Savings Bank of Manchester continues to upgrade its software programs. Debit card expenses increased $207,000 as more debit card transactions were processed. Investment consulting fees increased $192,000 as Savings Bank of Manchester’s portfolio grew due to the acquisition of First Federal. Director fees increased $142,000 primarily due to the addition of two former First Federal directors to Savings Bank of Manchester Board and one former First Federal director to the Connecticut Bancshares Board, as well as more committee meetings.

Amortization of other intangible assets increased $1.9 million, or 98.5%, during 2002. Due to the acquisition of First Federal, Connecticut Bancshares recorded other intangible assets for noncompete agreements with former First Federal executives and a core deposit intangible. The noncompete agreement intangible amortized four months during 2001 and eight months in 2002, as it was amortized on a straight line basis over its term of twelve months. The core deposit intangible amortized four months in 2001 and twelve months in 2002, as it is being amortized on a straight line basis over its estimated life of eight years.

Occupancy expenses increased $555,000 and furniture and equipment expenses increased $512,000 primarily due to the acquisition of First Federal. During the third quarter of 2001, Connecticut Bancshares recorded noninterest expenses totaling $2.3 million that are nonrecurring in nature including director and employee retirement expenses of $1.4 million and $872,000 of relocation and branch closing costs. Savings Bank of Manchester offered an early retirement package to certain employees resulting in a charge of $547,000. Connecticut Bancshares granted stock options and restricted stock to the former Chairman of the Board, incurring $541,000 of expense. Connecticut Bancshares also accelerated the vesting of previously granted stock options and restricted stock to a director who retired on December 31, 2001. The charge incurred with the vesting acceleration was $331,000. Savings Bank of Manchester recorded $872,000 of relocation and branch closing costs primarily due to the closing of five Savings Bank of Manchester branches that were no longer necessary due to overlap of market areas caused by the acquisition of First Federal.

Provision for Income Taxes.    The provision for income taxes increased $6.3 million, or 98.0%, to $12.6 million for 2002 from $6.4 million for 2001. The effective tax rates were 32.7% for 2002 and 33.3% for 2001. The slight decrease in effective rate is primarily due to certain tax advantaged assets acquired from First Federal, including municipal bonds and bank owned life insurance. The increase in tax expense is due to an increase in taxable income.

Comparison Of Connecticut Bancshares’ Operating Results For The Years Ended December 31, 2001 And 2000

Net Income.    Net income increased by $5.4 million, or 72.9%, to $12.8 million for 2001 from $7.4 million for 2000. Earnings per diluted share for the year ended December 31, 2001 were $1.19 based on 10.7 million weighted average diluted shares outstanding. During 2001, Connecticut Bancshares recorded charges of $4.1 million of other than temporary impairment of investment securities. In addition, during 2001 Connecticut Bancshares recorded director and employee retirement expenses of $1.4 million and $872,000 of relocation and branch closing costs resulting from the acquisition of First Federal. Net income for the year ended December 31, 2000 was reduced by a one-time nonrecurring expense of $8.3 million ($5.4 million, net of tax) relating to Connecticut Bancshares’ establishment of SBM Charitable Foundation, Inc. in March 2000 in connection with Savings Bank of Manchester’s conversion from the mutual holding company form of organization to the stock holding company form of organization. Due to the timing of that conversion, earnings per share for the year ended December 31, 2000 are not meaningful.

Net Interest Income.    Net interest income increased $12.2 million, or 23.8%, to $63.5 million for 2001 from $51.3 million for 2000. The increase was primarily a result of higher interest income from an increase in the level of interest earning assets, partially offset by lower yields. The increase in interest income was partially offset by higher interest expense resulting from an increase in the level of interest bearing liabilities, partially offset by lower rates. The higher levels of interest earning assets and interest bearing liabilities was primarily due to the acquisition of First Federal. Lower asset yields and lower deposit and borrowing rates were primarily caused by a lower overall interest rate environment in 2001 as compared to 2000.

Interest and dividend income increased $20.3 million, or 21.4%, to $115.4 million for 2001 from $95.1 million for 2000. The average yield on interest earning assets decreased 50 basis points from 7.4% in 2000 to 6.9% in 2001, primarily due to a decrease in general market interest rates. Interest income on loans increased $10.2 million, or 13.4%, to $86.4 million for 2001 compared to $76.2 million for 2000. The increase was primarily due to a $170.1 million increase in the average balance of loans outstanding, partially offset by a 25 basis point decrease in the average yield on loans primarily due to a lower interest rate environment. Interest and dividend income from investment securities and other interest-bearing assets increased $10.1 million, or 53.4%, to $29.0 million for 2001 compared to $18.9 million for 2000. The increase in interest and dividend income from investment securities and other interest-bearing assets was due to an increase in the average balance of $220.0 million, or 73.0%, to $521.4 million for the year ended December 31, 2001, primarily due to the First Federal acquisition. Investment and other interest-bearing asset yields decreased 74 basis points in 2001 as compared to 2000 due to a decrease in market interest rates.

Interest Expense.    Interest expense increased $8.1 million, or 18.5%, to $51.9 million for 2001 from $43.8 million for 2000. The increase reflects an increase in expense on advances from FHLB of $5.5 million, and deposits and escrow of $3.4 million, partially offset by a decrease in expense for short-term borrowed funds of $771,000. Interest expense on advances from FHLB increased primarily due to increased average volumes of $129.8 million, partially offset by lower rates of 119 basis points. Interest expense on deposits and escrow increased primarily due to higher average volumes of $231.2 million, partially offset by lower rates of 53 basis points. The higher volumes were primarily due to the First Federal acquisition, and the lower rates were due to a decrease in general market interest rates. Interest expense on short-term borrowed funds represented by commercial transactional repurchase agreements decreased primarily due lower rates of 71 basis points. The average cost of funds for Connecticut Bancshares decreased 48 basis points from 4.1% in 2000 to 3.6% in 2001, mainly due to lower general market interest rates.

Provision for Loan Losses.    The provision for loan losses was $2.0 million for 2001 compared to $1.2 million for 2000. The allowance for loan losses was 1.06% of total loans and 198.3% of nonperforming loans at December 31, 2001 compared to 1.16% and 169.0%, respectively, at December 31, 2000. The increase in provision is primarily due to an additional provision of $500,000 recorded in the third quarter of 2001 related to First Federal. Management increased the loan loss provision for the third quarter of 2001 to bring the reserves on First Federal loans to the amounts recorded by Savings Bank of Manchester on comparable loans.

Noninterest Income.    Noninterest income decreased $1.3 million or 12.4% to $9.0 million for 2001 as compared to $10.3 million for 2000. On a quarterly basis, Connecticut Bancshares reviews available for sale investment securities with unrealized depreciation for six consecutive months and other securities with unrealized depreciation on a judgmental basis to assess whether the decline in fair value is temporary or other than temporary. Connecticut Bancshares judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. In accordance with this policy, for the year ended December 31, 2001 and 2000 Connecticut Bancshares recorded other than temporary impairment charges of $4.1 million and $0, respectively. The charges were computed using the closing price of the securities as of the respective impairment date. All of the securities impaired are publicly traded. There were no material unrecognized impairment losses as of December 31, 2001 and 2000. Partially offsetting this charge, fee income from service charges and account fees was $9.6 million in 2001 compared with $7.6 million for 2000. The increase in fee income and service charges is primarily due to the acquisition of deposits from First Federal. Savings Bank of Manchester had earnings on life insurance of $1.0 million in 2001 as compared to $0 in 2000. Savings Bank of Manchester acquired $20.4 million of life insurance from First Federal during the third quarter of 2001. Additionally, on June 15, 2001, Savings Bank of Manchester purchased $20.0 million of life insurance with cash surrender value of $20.0 million. The life insurance was purchased on key Savings Bank of Manchester officers.

Noninterest Expense.    Noninterest expense increased $2.0 million, or 4.1%, to $51.3 million for 2001 from $49.3 million for 2000. The increase in noninterest expense for 2001 was primarily due to higher salaries, employee benefits, fees and services, amortization of other intangible assets and to charges pertaining to director and employee retirement expenses and relocation and branch closing costs. Partially offsetting these increases was the 2000 expense of $8.3 million of securities contributed to SBM Charitable Foundation, Inc. in connection with Connecticut Bancshares’ March 2000 initial public offering. Excluding the charges pertaining to director and employee retirement expenses and relocation and branch closing costs in 2001 and the contribution to the New Foundation in 2000, noninterest expenses increased $8.1 million, or 19.7%, to $49.0 million for 2001 from $41.0 million in 2000. The primary reason for increases in noninterest expense was the acquisition of First Federal. Salaries increased $1.9 million, or 11.7%, mainly due to the addition of 108 full time equivalent employees. Employee benefits increased $2.6 million, or 43.9%, from $6.0 million for the year ended December 31, 2000 to $8.6 million for the year ended December 31, 2001. The increase was due to the granting of restricted stock under the 2000 Stock-Based Incentive Plan resulting in a charge of $1.6 million in 2001, increased ESOP expense of $513,000 due to a higher average stock price, an increase in cost of nonqualified benefit plans of $246,000 and an increase in health insurance costs of $207,000.

Fees and services increased $912,000, or 19.0%, from $4.8 million for 2000 to $5.7 million for 2001. The increase in this category was mainly due to increased legal, director, software licensing and franchise tax fees. Many of these increases resulted directly and indirectly from the conversion from mutual holding company form to stock holding company form of organization as well as the acquisition of First Federal.

Amortization of other intangible assets increased $1.6 million, or 360.5%, during 2001. Due to the acquisition of First Federal, Connecticut Bancshares recorded other intangible assets for noncompete agreements with former First Federal executives and a core deposit intangible. The noncompete agreement intangible totaled $2.4 million at December 31, 2001, and is being amortized on a straight line basis over its term of twelve months. The core deposit intangible totaled $8.5 million at December 31, 2001, and is being amortized on a straight line basis over its estimated life of eight years.

During the third quarter of 2001, Connecticut Bancshares recorded noninterest expenses totaling $2.3 million that are nonrecurring in nature. Connecticut Bancshares recorded director and employee retirement expenses of $1.4 million and $872,000 of relocation and branch closing costs. Savings Bank of Manchester offered an early retirement package to certain employees resulting in a charge of $547,000. Connecticut Bancshares granted stock options and restricted stock to the former Chairman of the Board, incurring $541,000 of expense. Connecticut Bancshares also accelerated the vesting of previously granted stock options and restricted stock to a director who retired on December 31, 2001. The charge incurred with the vesting acceleration was $331,000. Savings Bank of Manchester recorded $872,000 of relocation and branch closing costs primarily due to the closing of five Savings Bank of Manchester branches that were no longer necessary due to overlap of market areas caused by the acquisition of First Federal.

Provision for Income Taxes.    The provision for income taxes increased $2.7 million, or 74.3%, to $6.4 million for 2001 from $3.7 million for 2000. The effective tax rates were 33.3% for 2001 and 33.1% for 2000. The increase in tax expense is due to an increase in taxable income.

Average Balances, Interest And Average Yields/Cost

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

Average balances were derived from average daily balances. The yields and rates include fees which are considered adjustments to yields.

	For the Years Ended December 31,
	2002			2001			2000
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans(1)(6)(7):
Real estate	$1,211,503	$81,317	6.71%	$914,824	$66,802	7.30%	$773,358	$57,200	7.40%
Consumer	121,522	8,052	6.63	95,133	7,228	7.60	76,588	6,321	8.25
Commercial(5)	173,860	11,653	6.70	151,267	12,391	8.19	141,212	12,704	9.00

Total loans(5)	1,506,885	101,022	6.70	1,161,224	86,421	7.44	991,158	76,225	7.69

Mortgage-backed securities(2)	131,189	7,860	5.99	104,200	6,792	6.52	61,117	4,499	7.36
Collateralized mortgage obligations(2)	224,268	11,633	5.19	115,979	6,111	5.27	—	—	—
Investment securities(2)(5):
U.S. Government and agency obligations	164,452	7,434	4.52	95,861	5,509	5.75	83,540	5,399	6.46
Municipal obligations	23,606	1,684	7.13	9,899	703	7.10	2,955	213	7.21
Corporate securities	58,430	3,591	6.15	51,638	3,848	7.45	51,103	3,584	7.01
Common stock and mutual funds	34,789	1,400	4.02	39,301	1,464	3.73	33,855	1,360	4.02
Other equity securities	1,092	8	0.73	701	3	0.43	432	—	—
Asset-backed securities	102,553	4,610	4.50	27,104	1,986	7.33	27,330	1,796	6.57
Other interest-bearing assets:
Federal Home Loan Bank stock	30,783	1,135	3.69	15,227	824	5.41	6,477	460	7.10
Federal funds sold	60,050	1,037	1.73	61,492	2,300	3.74	34,607	2,001	5.78

Total interest-earning assets(5)	2,338,097	$141,414	6.05%	1,682,626	$115,961	6.89%	1,292,574	$95,537	7.39%

Noninterest-earning assets	134,865			77,981			55,676

Total assets	$2,472,962			$1,760,607			$1,348,250

	For the Years Ended December 31,
	2002			2001			2000
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-bearing liabilities:
Deposits:
NOW accounts	$211,276	$1,115	0.53%	$150,693	$1,055	0.70%	$115,819	$1,378	1.19%
Savings and money market accounts	574,412	7,720	1.34	382,045	8,420	2.20	297,276	8,225	2.77
Certificates of deposit	686,683	25,459	3.71	542,888	27,113	4.99	432,624	23,672	5.47
Escrow deposits	10,013	167	1.67	7,332	211	2.88	6,069	163	2.69

Total interest-bearing deposits	1,482,384	34,461	2.32	1,082,958	36,799	3.40	851,788	33,438	3.93
Short-term borrowed funds	116,318	1,644	1.41	110,823	2,882	2.60	110,520	3,653	3.31
Advances from Federal Home Loan Bank	483,641	23,803	4.92	235,440	12,251	5.20	105,692	6,751	6.39

Total interest-bearing liabilities	2,082,343	$59,908	2.88%	1,429,221	$51,932	3.63%	1,068,000	$43,842	4.11%

Noninterest-bearing liabilities	141,729			99,224			74,828

Total liabilities	2,224,072			1,528,445			1,142,828
Stockholders’ equity	248,890			232,162			205,422

Total liabilities and stockholders’ equity	$2,472,962			$1,760,607			$1,348,250

Net interest-earning assets	$255,754			$253,405			$224,574

Net interest income(5)		$81,506			$64,029			$51,695

Interest rate spread(3)(5)			3.17%			3.26%			3.28%
Net interest margin(4)(5)			3.49%			3.81%			4.00%
Ratio of interest-earning assets to interest- bearing liabilities			112.28%			117.73%			121.03%
Taxable-equivalent adjustments:
Loans		$44			$62			$62
Investment securities		804			512			383

Total		$848			$574			$445

(1)	Balances are net of undisbursed proceeds of construction loans in process and include nonperforming loans.
(2)	Yields are calculated on amortized cost and exclude the impact of unrealized gains and losses on available for sale securities.
(3)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	Net interest margin represents fully taxable-equivalent net interest income as a percentage of average interest-earning assets.
(5)	Fully taxable-equivalent yields are calculated assuming a 35% federal income tax rate.
(6)	Interest on nonperforming loans has been included only to the extent reflected in the Consolidated Statements of Income.
(7)	Includes amortization of net deferred loan fees (net of costs) of $110,000, $157,000, and $301,000 in 2002, 2001 and 2000, respectively.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of Savings Bank of Manchester on a fully taxable equivalent basis. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, are shown in the rate/vol column.

	2002 Compared to 2001				2001 Compared to 2000
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Rate	Volume	Rate/Volume	Net	Rate	Volume	Rate/Volume	Net
	(In thousands)
Interest-earning assets:
Loans:
Real estate	$(5,398)	$21,664	$(1,751)	$14,515	$(728)	$10,463	$(133)	$9,602
Consumer	(925)	2,005	(256)	824	(502)	1,531	(122)	907
Commercial	(2,252)	1,851	(337)	(738)	(1,137)	905	(81)	(313)

Total loans	(8,575)	25,520	(2,344)	14,601	(2,367)	12,899	(336)	10,196
Mortgage-backed securities	(549)	1,759	(142)	1,068	(515)	3,171	(363)	2,293
Collateralized mortgage obligations	(95)	5,706	(89)	5,522	—	6,111	—	6,111
Investment securities	(3,996)	11,571	(3,313)	4,262	(1,084)	3,714	(806)	1,824

Total interest-earning assets	(13,215)	44,556	(5,888)	25,453	(3,966)	25,895	(1,505)	20,424

Interest-bearing liabilities:
Deposits:
NOW accounts	(260)	424	(104)	60	(567)	415	(171)	(323)
Savings and money market accounts	(3,285)	4,240	(1,655)	(700)	(1,673)	2,345	(477)	195
Certificates of deposit	(6,985)	7,181	(1,850)	(1,654)	(2,066)	6,033	(526)	3,441
Escrow deposits	(89)	77	(32)	(44)	12	34	2	48

Total deposits	(10,619)	11,922	(3,641)	(2,338)	(4,294)	8,827	(1,172)	3,361
Short-term borrowed funds	(1,316)	143	(65)	(1,238)	(779)	10	(2)	(771)
Advances from FHLB	(664)	12,915	(699)	11,552	(1,251)	8,288	(1,537)	5,500

Total interest-bearing liabilities	(12,599)	24,980	(4,405)	7,976	(6,324)	17,125	(2,711)	8,090

(Decrease) increase in net interest income	$(616)	$19,576	$(1,483)	$17,477	$2,358	$8,770	$1,206	$12,334

Liquidity And Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Connecticut Bancshares further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. Primary sources of funds consist of deposit inflows, loan repayments, maturities, paydowns, and sales of collateralized mortgage obligations, investment and mortgage-backed securities and advances from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Connecticut Bancshares’ primary investing activities are: (1) originating residential one- to four-family mortgage loans and, to a lesser extent, commercial business and real estate loans, multi-family loans, single-family construction loans, home equity loans and lines of credit and consumer loans and (2) investing in mortgage-backed securities, collateralized mortgage obligations, asset-backed securities, U.S. Government and agency obligations, corporate equity securities and debt obligations. These activities are funded primarily by principal and interest payments on loans, maturities of securities, deposit growth and FHLB advances.

During the six months ended June 30, 2003, Savings Bank of Manchester’s loan originations, net of repayments, totaled $111.7 million. For the six months ended June 30, 2003, Connecticut Bancshares purchased investments in mortgage-backed securities, U.S. Government and agency obligations and corporate equity securities and debt obligations totaling $175.4 million. In August and September 2003, Connecticut Bancshares sold substantially all of its common stock portfolio resulting in a net gain of approximately $3.9 million. Connecticut Bancshares expects the liquidation of the marketable equity security portfolio to be completed prior to September 30, 2003. Savings Bank of Manchester experienced a net increase in total deposits of $22.9 million for the six months ended June 30, 2003. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Savings Bank of Manchester and its local competitors and other factors. During the six months ended June 30, 2003, Connecticut Bancshares repurchased 393,219 shares of its common stock at a weighted average price of $41.25 per share, for a total of $16.2 million and has repurchased 558,641 shares of its common stock since its conversion to a public company on March 2, 2000 at a weighted average price of $38.92 per share, for a total of $21.7 million. Connecticut Bancshares had previously announced that its Board of Directors has authorized the repurchase of up to 561,600, or approximately 5%, of its outstanding shares of its common stock.

During the years ended December 31, 2002 and 2001, Savings Bank of Manchester’s loan originations and purchases, net of repayments totaled $125.7 million and $153.2 million, respectively. During 2001, Savings Bank of Manchester also acquired $284.7 million in gross loans from First Federal. During the years ended December 31, 2002 and 2001, Savings Bank of Manchester purchased securities classified as available for sale of $417.6 million and $115.7 million, respectively. During 2001, Savings Bank of Manchester also acquired $612.5 million in securities from First Federal. Savings Bank of Manchester experienced a net increase in total deposits, exclusive of the First Federal acquisition, of $7.1 million and $24.7 million for the years ended December 31, 2002 and 2001, respectively, primarily as a result of retail and commercial programs designed to attract deposits. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Savings Bank of Manchester and its local competitors and other factors. During 2001, Savings Bank of Manchester also acquired $635.1 million in deposits from First Federal. Proceeds from sales of loans, maturities, calls and sales of securities, principal payments on mortgage-backed securities and collateralized mortgage obligations and net FHLB advances were $4.4 million, $205.9 million, $129.8 million, and $71.9 million respectively, for the year ended December 31, 2002. Proceeds from sales of loans, maturities, calls and sales of securities, principal payments on mortgage-backed securities and collateralized mortgage obligations and net FHLB advances were $7.3 million, $172.5 million, $91.1 million, and $50.0 million respectively, for the year ended December 31, 2001. During 2001, Savings Bank of Manchester also acquired $316.5 million in FHLB advances from First Federal. During the year ended December 31, 2002, Connecticut Bancshares repurchased 165,422 shares of its common stock at a weighted average price of $33.38 per share, for a total of $5.5 million. These were the first repurchases under Connecticut Bancshares’ stock repurchase program.

Savings Bank of Manchester closely monitors its liquidity position on a daily basis. If Savings Bank of Manchester should require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB advances and through repurchase agreement borrowing facilities.

Outstanding commitments for all loans and unadvanced construction loans and lines of credit totaled $273.0 million and $270.5 million at June 30, 2003 and December 31, 2002, respectively. Management of Savings Bank of Manchester anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from June 30, 2003 totaled $345.5 million and from December 31, 2002 totalled $398.9 million. Savings Bank of Manchester relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. Occasionally, Savings Bank of Manchester will also offer special competitive promotions to its customers to increase retention and promote deposit growth. Based upon Savings Bank of Manchester’s historical experience with deposit retention, management believes that a significant portion of its deposits will remain with Savings Bank of Manchester.

Savings Bank of Manchester has a non-contributory defined benefit pension plan covering substantially all employees. The benefits are based on years of service and average compensation as defined in the Pension Plan. Connecticut Bancshares’ policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.

Pension expense for the Savings Bank of Manchester’s Pension Plan was $1.7 million and $873,000 (excluding $509,000 relating to the acquisition of First Federal and $264,000 in special termination benefits) for the years ended December 31, 2002 and 2001, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on Savings Bank of Manchester’s Pension Plan assets of 8.5% each year. In developing

Savings Bank of Manchester’s expected long-term rate of return assumption, Savings Bank of Manchester evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Savings Bank of Manchester anticipates that its investment managers will continue to generate long-term returns of at least 8.5%. Savings Bank of Manchester regularly reviews its asset allocation and periodically rebalance the Pension Plan when considered appropriate. Savings Bank of Manchester continues to believe that 8.5% is a reasonable long-term rate of return on its Pension Plan assets, despite the recent market downturn in which its Pension Plan assets had a loss of 9.2% for the year ended December 31, 2002. Savings Bank of Manchester will continue to evaluate its actuarial assumptions, including its expected rate of return, at least annually, and will adjust as necessary.

Savings Bank of Manchester bases its determination of pension expense or income on a market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a four-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a four-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

The discount rate that Savings Bank of Manchester utilizes for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 7.0% at December 31, 2001 to 6.5% at December 31, 2002. Based on an expected rate of return on Savings Bank of Manchester’s Pension Plan assets of 8.5%, a discount rate of 6.5% and various other assumptions, Savings Bank of Manchester estimates that its pension expense for the Pension Plan will approximate $2.9 million, $3.4 million and $3.9 million in 2003, 2004 and 2005, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the Savings Bank of Manchester Pension Plan.

Lowering the expected long-term rate of return on Savings Bank of Manchester’s Pension Plan assets by 0.5% (from 8.5% to 8.0%) would have increased its pension expense for 2002 by approximately $157,000. Lowering the discount rate and the salary increase assumptions by 0.5% would have increased its pension expense for 2002 by approximately $44,000.

The value of Savings Bank of Manchester’s Pension Plan assets has decreased from $30.4 million at December 31, 2001 to $26.0 million at December 31, 2002. The investment performance returns and declining discount rates have further increased the underfunded status of its Pension Plan, net of benefit obligations, from $6.9 million at December 31, 2001 to $19.0 million at December 31, 2002. Due to the recent reductions in the funded status of Savings Bank of Manchester’s Pension Plan, it believes that, based on its actuarial assumptions, Savings Bank of Manchester will be required to continue to make cash contributions to its Pension Plan.

During 2002, Savings Bank of Manchester contributed $1.4 million to the Pension Plan which was the minimum required and maximum deductible for the 2001 plan year. During 2003, Savings Bank of Manchester expects to contribute $2.2 million to the Pension Plan which is the minimum required and maximum deductible for the 2002 plan year. In the absence of significant changes, it is estimated that the minimum required contribution for the 2003 plan year will be between $2.5 million and $2.7 million. The estimated increase in the minimum required contribution takes into account the phase-in of investment losses experienced by the Pension Plan.

Savings Bank of Manchester also has supplemental retirement agreements with certain officers and outside directors. The benefit obligation as of December 31, 2002 is $6.8 million and is unfunded.

Savings Bank of Manchester must satisfy various regulatory capital requirements administered by the federal banking agencies including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.

At June 30, 2003, Savings Bank of Manchester exceeded all of its regulatory capital requirements with a leverage capital level of $190.9 million, or 7.51% of average assets, which is above the required level of $101.7 million, or 4.00%, and total risk-based capital of $207.2 million, or 12.2% of risk weighted assets, which is above the required level of $135.7 million, or 8.0%. Savings Bank of Manchester is considered “well capitalized” under regulatory guidelines.

At December 31, 2002, Savings Bank of Manchester exceeded all of its regulatory capital requirements with a leverage capital level of $188.0 million, or 7.57% of average quarterly assets, which is above the required level of $99.4 million, or 4.00%, and total risk-based capital of $204.2 million, or 12.78% of risk weighted assets, which is above the required level of $127.8 million, or 8.00%. Savings Bank of Manchester is considered “well capitalized” under regulatory guidelines.

Off Balance Sheet Information

Connecticut Bancshares is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of approximately $270.5 million and $235.5 million as of December 31, 2002 and 2001, respectively, and standby letters of credit of approximately $4.8 million and $6.8 million as of December 31, 2002 and 2001, respectively. Management of Connecticut Bancshares anticipates that it will have sufficient funds available to meet its current loan commitments.

These consolidated financial instruments involve, to varying degrees, elements of credit and interest rate risk. Connecticut Bancshares’ exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. Connecticut Bancshares uses the same credit policies in making commitments as it does for existing loans. Management believes that Connecticut Bancshares controls the credit risk of these financial instruments through credit approvals, lending limits, monitoring procedures and the receipt of collateral when deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Connecticut Bancshares’ management evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Connecticut Bancshares, upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include income producing commercial properties, accounts receivable, inventory and property, plant and equipment.

Standby letters of credit are conditional commitments issued by Connecticut Bancshares to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in existing loan facilities to customers. Connecticut Bancshares holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

As of December 31, 2002, Connecticut Bancshares’ contractual obligations by payment due period were (in thousands):

Contractual Obligations	2003	2004	2005	2006	2007	Thereafter	Total
FHLB advances	$83,000	$132,000	$91,000	$47,000	$18,000	$157,889	$528,889
Operating leases	1,144	1,035	818	526	377	1,617	5,517

Total contractual obligations	$84,144	$133,035	$91,818	$47,526	$18,377	$159,506	$534,406

Impact Of Inflation And Changing Prices

The consolidated financial statements of Connecticut Bancshares and related data presented in this document have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and liabilities of Connecticut Bancshares are monetary in nature. As a result, interest rates have a more significant impact on Connecticut Bancshares’ performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact Of New Accounting Standards

Effective January 1, 2002, Connecticut Bancshares adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires Connecticut Bancshares to test goodwill for impairment by applying an annual fair-value-based test rather than amortizing the goodwill. Recognized intangible assets, such as core deposit intangibles, will continue to be amortized over their useful lives. Connecticut Bancshares evaluated the useful lives as required by SFAS No. 142, and no change was made regarding lives upon adoption. SFAS No. 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. In accordance with SFAS No. 142, goodwill related to the First Federal acquisition on August 31, 2001 was never amortized. Connecticut Bancshares completed its initial assessment of the goodwill recorded in conjunction with the 2001 acquisition of First Federal as of January 1, 2002, in accordance with the provisions of SFAS No. 142 and as of September 30, 2002, Connecticut Bancshares completed its annual assessment of goodwill. No impairment charges were recorded as a result of the initial or first annual assessment. Connecticut Bancshares will perform its annual assessment of impairment on September 30 of each subsequent year or sooner if impairment indicators are present.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 is not expected to have a material effect on Connecticut Bancshares’ consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 will effect any restructuring activities of Connecticut Bancshares after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions” which is effective October 1, 2002. SFAS No. 147 removes acquisitions of financial institutions from the scope of SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions” and FASB Interpretation No. 9, “Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or Similar Association is Acquired in a Business Combination Accounted for by the Purchase Method” and requires that those transactions be accounted for in accordance with SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. In addition, SFAS No. 147 amends SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to include in its scope long-term customer relationship intangible assets of financial institutions. The adoption of SFAS No. 147 on October 1, 2002 had no effect on Connecticut Bancshares’ consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure and amendment to FASB No. 123”, which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, “Accounting for Stock-Based Compensation”, and modifies the disclosure requirements of that Statement. Connecticut Bancshares has not adopted the fair value recognition principles of SFAS No. 123. Connecticut Bancshares has included the annual disclosures required by SFAS No. 148 in this filing and will incorporate the quarterly disclosure requirements in future quarterly filings.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Interpretation requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying contract that is related to an asset, liability, or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. Adoption of this statement is not expected to have a material impact on Connecticut Bancshares’ consolidated financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities.

The initial determination of whether an entity is a variable interest entity shall be made on the date at which an enterprise becomes involved with the entity. An entity is considered to be a variable interest entity if it lacks a sufficient amount of voting equity interests (e.g. 10% of total assets) that are subject to the risk of loss or residual return of the entity. An enterprise shall consolidate a variable interest entity if it has a variable interest that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the variable interest entity. Interpretation No. 46 is effective for new variable interest entity’s established subsequent to February 1, 2003 and must be adopted for existing variable interest entity’s by July 1, 2003. Connecticut Bancshares does not invest in investment structures that require analysis under this Interpretation and the adoption of Interpretation No. 46 will not have any impact on Connecticut Bancshares’ consolidated financial condition or results of operations.

Quantitative And Qualitative Disclosures About Market Risk

Connecticut Bancshares’ most significant form of market risk is interest rate risk. The principal objectives of Connecticut Bancshares’ interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given its business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with its established policies. Connecticut Bancshares has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets quarterly and reports trends and interest rate risk position to the Executive Committee of the Board of Directors and the Board of Directors. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of Connecticut Bancshares. Connecticut Bancshares manages interest rate risk by:

(1)	maintaining a high quality securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity and duration of which is monitored in relation to the repricing of its loan portfolio;

(2)	promoting lower cost liability accounts such as demand deposits and business repurchase accounts; and

(3)	using advances from the Federal Home Loan Bank of Boston (“FHLB”) to better structure maturities of its interest rate sensitive liabilities.

Connecticut Bancshares’ market risk also includes equity price risk. Connecticut Bancshares’ common stock and mutual fund portfolio had gross unrealized gains of $4.1 million and gross unrealized losses of $159,000 at June 30, 2003 and $4.8 million and gross unrealized losses of $459,000 at December 31, 2002 which are included, net of taxes, in accumulated other comprehensive income, a separate component of Connecticut Bancshares’ capital. If equity security prices decline due to unfavorable market conditions or other factors, Connecticut Bancshares’ capital would decrease.

Connecticut Bancshares’ investment policy authorizes it to be a party to financial instruments with off-balance sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates. All counter-parties must be pre-approved by Connecticut Bancshares’ Executive Committee and reported to its Investment Committee. At June 30, 2003 and at December 31, 2002 Connecticut Bancshares had no material derivative instruments.

Quantitative Aspects Of Market Risk

Connecticut Bancshares analyzes its interest rate sensitivity position to manage the risk associated with interest rate movements through the use of balance sheet simulation. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive”. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

Connecticut Bancshares’ goal is to manage asset and liability positions so as to moderate the effects of interest rate fluctuations on net interest income. Balance sheet simulations are completed quarterly and presented to the Asset/Liability Committee. The simulations provide an estimate of the impact of changes in interest rates on net interest income under a range of assumptions. The numerous assumptions used in the simulation process are reviewed by the Asset/Liability Committee on a quarterly basis. Changes to these assumptions can significantly effect the results of the balance sheet simulation. The simulation incorporates assumptions regarding potential delays in the repricing of certain assets and liabilities when market rates change and changes in spreads between different market rates. The simulation analysis incorporates management’s current assessment of the risk that pricing margins will change adversely over time due to competition or other factors.

Simulation analysis is only an estimate of Connecticut Bancshares’ interest rate risk exposure at a particular point in time. Connecticut Bancshares continually reviews the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.

The table below sets forth an approximation of Connecticut Bancshares’ exposure as a percentage of estimated net interest income for the next twelve and twenty-four month periods using balance sheet simulation. The simulation uses projected repricing of assets and liabilities at June 30, 2003 and at December 31, 2002 on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments. Prepayment rates can have a significant impact on Connecticut Bancshares’ balance sheet simulation. Because of the large percentage of loans, collateralized mortgage obligations and mortgage-backed securities held by Connecticut Bancshares, rising or falling interest rates have a significant impact on the prepayment speeds of Connecticut Bancshares’ earning assets, which in turn effect Connecticut Bancshares’ rate sensitivity position. When open-market interest rates rise, prepayments tend to slow. When open-market interest rates fall, prepayments tend to rise. Connecticut Bancshares’ asset sensitivity would be reduced if prepayments slow, and vice versa. While Connecticut Bancshares believes such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security, collateralized mortgage obligation and loan repayment activity.

	At June 30, 2003 Percentage Change in Estimated Net Interest Income Over
	12 months	24 months
200 basis point increase in rates	(1.13)%	(1.12)%
100 basis point decrease in rates	(0.28)%	(2.98)%

	At December 31, 2002 Percentage Change in Estimated Net Interest Income Over
	12 months	24 months
200 basis point increase in rates	(0.98)%	0.35%
200 basis point decrease in rates	(1.00)%	(4.47)%

In past quarters, the Asset/Liability Committee policy stated that Connecticut Bancshares has established acceptable levels of interest rate risk as follows:

“Projected Net Interest Income over the next twelve months will not be reduced by more than 10% given a change in interest rates of 200 basis points (+ or -) over a one year horizon. This limit will be re-evaluated on a periodic basis (not less than annually) and may be modified, as appropriate.”

Management believes that under the current rate environment, a change of interest rates downward of 200 basis points is a highly remote interest rate scenario. Therefore management modified the limit and a 100 basis point decrease in interest rates will be used for policy purposes rather than a 200 basis point decrease. This limit will be re-evaluated periodically and may be modified as appropriate.

The two hundred and one hundred basis point change in rates in the above table at June 30, 2003 is assumed to occur evenly over the next twelve months. Based on the scenario above, net income would be adversely affected (within Connecticut Bancshares’ internal guidelines) in both the twelve and twenty-four month periods in both a rising and declining rate environment. Using data at June 30, 2003, for each percentage point change in net interest income, the effect on net income would be $516,000, assuming a 35% tax rate.

The two hundred basis point change in rates in the above table at December 31, 2002 is assumed to occur evenly over the next twelve months. Based on the scenario above, net income would be adversely affected (within Connecticut Bancshares’ internal guidelines) in both the twelve and twenty-four month periods in a declining rate environment. In a rising rate environment net income would be adversely affected over the next twelve months and positively affected over a twenty-four month period. Using data at December 31, 2002, for each percentage point change in net interest income, the effect on net income would be $544,000, assuming a 35% tax rate.

BUSINESS OF ALLIANCE

Forward-Looking Statements

This section on the BUSINESS OF ALLIANCE and the following section on MANAGEMENT’S DISCUSSION AND ANALYSIS OF ALLIANCE contain certain “forward-looking statements.” These forward-looking statements, which are included principally in MANAGEMENT’S DISCUSSION AND ANALYSIS OF ALLIANCE, describe future plans or strategies and include Alliance’s expectations of future financial results. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project” and similar expressions identify forward-looking statements. Alliance’s ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results include but are not limited to changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of Alliance’s loan and investment portfolios, deposit flows, competition, demand for financial services in Alliance’s markets, and changes in accounting principles. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.

General

Alliance Bancorp of New England, Inc. is a Delaware corporation that was organized in 1997 as the holding company for Tolland Bank, which is its principal asset.

Tolland Bank is a Connecticut-chartered savings bank founded in 1841 and headquartered in Vernon, as is Alliance. In 1986, Tolland Bank converted from mutual to stock form. Tolland Bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation.

Tolland Bank operates eight offices in Tolland County, and one office in Hartford County, Connecticut, and provides retail and commercial banking products and services in Tolland County and surrounding towns. Tolland Bank is planning to open a tenth office in Enfield, Connecticut in the fourth quarter of 2003. Retail activities include branch deposit services, and home mortgage and consumer lending. Commercial activities include merchant deposit services, business cash management, construction mortgages, permanent mortgages, and working capital and equipment loans. Through third party relationships, Tolland Bank also provides investment products, insurance products, and electronic payment services to retail and commercial customers.

At June 30, 2003, Alliance had total deposits of $336 million, total loans of $279 million, and total assets of $429 million. There are no material concentrations of loans or deposits with one customer or a group of related customers. Real estate related assets comprise a substantial portion of total assets, including residential mortgages, commercial mortgages, commercial loans, and home equity loans. Loans to commercial entities organized to hold real estate are a significant component of commercial mortgages. Corporate investment securities industry concentrations are limited by policy to 6% of assets excluding government and agency securities. The largest concentration at June 30, 2003 was to insurance companies, totaling $16 million.

Market Area

Tolland Bank’s market area is centered in Tolland County, a suburban and rural area east of Hartford. Tolland Bank operates nine offices and its wider market area extends throughout much of northeastern and central Connecticut. Much of the market is part of the Greater Hartford metropolitan area. Tolland Bank’s South Windsor office is in Hartford County, together with the new Enfield office planned for the fourth quarter of 2003.

Lending Activities

Tolland Bank originates personal and commercial loans in and around its market area. Retail lending includes the origination of residential first mortgages and home equity lines of credit, which are generally secured by second mortgages. Commercial lending focuses primarily on mortgage loans, along with general commercial and industrial loans and subdivision development and construction loans. Additionally, Tolland Bank has a portfolio of 100% Government guaranteed loans which are purchased in the secondary market as an alternative to investment purchases. Alliance does not purchase syndicated loans or operate subprime lending programs; asset based loans are related primarily to construction loans.

Most of Tolland Bank’s residential mortgage originations are underwritten to secondary market standards, and many are sold on a non-recourse, servicing released basis. Loans held for sale consist principally of newly originated residential mortgages scheduled for delivery to investors. Consumer loans primarily consist of home equity lines and loans and are normally secured by second mortgages. These loans are subject to the same general underwriting standards as residential mortgage loans, with modified documentation requirements, and Tolland Bank retains ownership and servicing of all home equity lines and loans that it originates. Consumer loan originations include “Fee Free Refi” first mortgages which are processed similarly to other consumer loans, but are included with residential mortgages in the consolidated financial statements.

Commercial mortgages are primarily first mortgage loans on a variety of commercial properties including retail, office, light manufacturing, and recreation. Commercial mortgages normally amortize over 15–20 years and typically mature in 10 years. Commercial mortgages are normally guaranteed by the principals. Other commercial loans include commercial and industrial loans, and real estate secured term loans, as well as subdivision development and construction loans. The majority of commercial mortgages are priced at a spread over the five year Federal Home Loan Bank borrowing rate. Tolland Bank’s underwriting policy generally requires minimum annual debt service coverage of 125% and a maximum loan to value of 75%. Alliance originates commercial mortgages throughout Connecticut.

Government guaranteed loans are purchased in the secondary market and are 100% guaranteed by either the Small Business Administration or the U.S. Department of Agriculture. These are business term loans and mortgages, and are primarily loan certificates registered with and serviced by a national service corporation.

All loan originations are governed by a Board approved credit policy, which requires that all policy exceptions be reported to the Board. All loans over $1 million are approved by the Board. The loan policy sets certain limits on concentrations of credit related to one borrower. Tolland Bank’s policy is to assign a risk rating to all commercial loans. Tolland Bank conducts an ongoing program of commercial loan reviews and quality control sample inspections of residential and consumer loan originations.

The allowance for loan losses is determined based on a methodology described in Alliance’s accounting policies. See Note 1 to the Alliance Consolidated Financial Statements beginning on page F-ANE-8. The allowance is evaluated quarterly by management and the Board. Adverse developments in credit performance in Alliance’s markets can develop quickly, and the determination of the allowance is based on Management’s assessment of both short and long term risk factors.

Total real estate secured loans were $252 million at June 30, 2003 (96% of total loans and loans held for sale other than purchased government guaranteed loans). Tolland Bank conducts an overall review of real estate market trends periodically, and real estate lending activities are governed by real estate lending and appraisal policies. New construction has primarily been active in certain residential markets.

Investment Activities

Securities investments are a source of interest and dividend income, provide for diversification, are a tool for asset/liability management, and are a source of liquidity. Alliance’s securities portfolio is primarily composed of publicly traded U.S. corporate securities and U.S. government and agency securities. Investment activities are governed by a Board-approved investment policy, and the Board reviews all investment activities on a monthly basis. Alliance uses the services of an investment advisor in managing its portfolio. An Investment Committee of the Board meets quarterly to review detailed information on the ratings, yields and values of securities, as well as management’s plans for investment security transactions. Premiums on investment securities with prepayment risk are limited to a maximum of 3%.

Deposits and Other Sources of Funds

Tolland Bank’s major source of funds is deposits, along with borrowings, principal payments on loans and securities, and maturities of investments. Deposit growth has been achieved through opening new offices and through growth in existing offices. Borrowings are generally used to fund long-term assets and short-term liquidity requirements. Tolland Bank is a member of the Federal Home Loan Bank of Boston and may borrow from the FHLBB subject to certain limitations. Tolland Bank also has available informal arrangements for federal funds purchases and reverse repurchase agreements, and is also eligible for short-term borrowings from the Federal Reserve Bank of Boston.

Competition

Alliance’s market area is highly competitive with a wide range of financial institutions. Competitors include national, regional and local institutions. Factors affecting competition include the consolidation of bank competitors, expansion of non-bank competitors, expansion of secondary markets for bank products, and the growth of internet banking. Conversions of mutual banks to stock ownership have also affected local competition. Tolland Bank competes through pricing, product development, focused marketing, and providing more convenience through technology and business hours. Tolland Bank strives to provide the personal service advantage of a community bank and to take advantage of potential market changes following mergers and consolidations by the large regional banks. Tolland Bank has expanded its offerings of third party financial products to both the consumer and commercial markets.

Technology

The development of internet e-commerce has been prominent throughout the economy, including the banking industry. Most of Alliance’s competitors offer some level of internet and electronic banking services. While the local demand for these technologies has been modest, the level of demand is increasing rapidly. Alliance has a goal to be an active user of proven new technologies, both in its product offerings and in its internal operations. A significant effect of technological change has been to enable community banks to more easily access emerging technologies previously available principally to larger competitors.

Employees

As of June 30, 2003, Alliance had 111 full-time equivalent employees. None of the employees are represented by a collective bargaining group, and Alliance’s management considers relations with its employees to be good.

Regulation and Supervision

Alliance and Tolland Bank are heavily regulated. As a bank holding company, Alliance is supervised by the Board of Governors of the Federal Reserve System, and it is also subject to the jurisdiction of the Connecticut Banking Commissioner. As a Connecticut-chartered savings bank, Tolland Bank is subject to regulation and supervision by the Connecticut Banking Commissioner and by the FDIC. Alliance, as a public company, is subject to the enhanced corporate governance, disclosure and enforcement provisions of the Sarbanes-Oxley Act of 2002. Changes to such laws and regulations can affect Alliance’s operating environment in substantial and unpredictable ways. For a more complete description of Connecticut banking laws and supervision and federal regulations applicable to Alliance and Connecticut-chartered banks, including Tolland Bank, see “REGULATION AND SUPERVISION” on page     .

Properties

The premises of Alliance are located in Connecticut as follows (see Note 5, “Premises and Equipment, Net,” and Note 12, “Commitments and Contingencies” to the Alliance Consolidated Financial Statements for additional information about Alliance’s premises):

Location—Town (Street)	Owned/Leased	Year Lease Expires
Tolland—(215 Merrow Road)	Leased	2023
Vernon—(348 Hartford Turnpike)	Owned	N/A
Vernon—(62 Hyde Avenue)	Owned	N/A
Coventry—(Routes 31 and 44)	Owned	N/A
Ellington—(287 Somers Road)	Owned	N/A
Stafford Springs—(34 West Stafford Road)	Leased	2005
Willington—(Routes 74 and 32)	Leased	2005
Hebron—(31 Main Street)	Leased	2003
South Windsor—(1665 Ellington Road)	Owned	N/A
Enfield—(73 Hazard Avenue)	Owned	N/A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF ALLIANCE

Introduction

Alliance Bancorp of New England, Inc. is the holding company for Tolland Bank. The consolidated financial statements and related notes should be read in conjunction with this discussion. All references to changes in fiscal year 2002 in this discussion are compared to fiscal year 2001 unless otherwise specified, and all references to changes at December 31, 2002 are compared to December 31, 2001 unless otherwise specified. All share and per share data for prior periods has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed to Alliance shareholders on May 21, 2002.

Discussion Of Critical Accounting Policies

The material estimates made by management in preparing Alliance’s consolidated financial statements are summarized in Note 1 to the Alliance Consolidated Financial Statements beginning on page F-ANE-8 which should be read in conjunction with this discussion and analysis. Further discussion of the two most critical accounting estimates and their impact on the consolidated financial statements is as follows:

Loan Loss Allowance.    The allowance for loan losses is based on management’s assessment of both short and long term risk factors. Loan loss experience has been cyclical since 1990, with earlier periods of relatively high credit losses followed by much lower levels of losses in recent years. The adequacy of the allowance for loan losses is sensitive to the assessment of impaired loans and their related reserves which, in turn, is linked to the level, trend, and collateral protection of commercial substandard loans. Commercial real estate collateral values and collateral liquidity can decline quickly, particularly if accompanied by rising interest rates from current very low levels. Banking industry loan performance in general has been very strong for several years, and consensus economic forecasts do not predict destabilizing factors. However, such factors could nonetheless emerge under more adverse conditions, with a negative effect on the adequacy of Alliance’s loan loss allowance.

Securities Impairment.    Alliance has a portfolio of corporate debt and equity securities, all of which were purchased under investment grade guidelines. Corporate credit ratings and interest spreads have deteriorated at a nearly record rate due to factors including corporate governance issues, the impact of terrorist attacks in 2001, and the end of the decade of unprecedented economic growth in the nineties. Alliance’s portfolio includes several insurance company securities, and many large and traditionally strong insurers have repeatedly announced unexpected reserve increases and other reductions to surplus. The portfolio also includes utility company common stocks. The market index for these stocks declined by about 26% in 2002, after performing satisfactorily for several years. The unrealized losses on Alliance’s securities in these sectors are viewed as temporary, but continued unfavorable developments could change management’s view and result in future writedowns.

Financial Condition At June 30, 2003 And Results Of Operations For The Three And Six Months Ended June 30, 2003

Summary

Alliance reported quarterly earnings of $919,000 in the second quarter of 2003, representing a 6% increase over earnings of $865,000 in the second quarter of 2002. Diluted earnings per share totaled $0.32 for both of these periods. Alliance earned a 13% return on shareholders’ equity in the second quarter, and book value per share increased by 11% to $11.34.

For the six month period, Alliance earned $1.84 million, representing a 7% increase over earnings of $1.72 million for the same period in 2002. Diluted earnings per share increased to $0.65 from $0.63 for these periods.

Alliance announced a quarterly dividend of $0.075 per share, payable on August 19, 2003 to shareholders of record on August 5, 2003.

Second quarter results benefited from higher levels of residential mortgage secondary market income. Low interest rates prompted record mortgage demand. Together with continuing loan and deposit growth, these revenues offset the effect of lower interest rates on reductions to our net interest margin. Alliance believes it is positioned to benefit from an improving economy and potentially higher interest rates.

Alliance’s total assets reached a quarter-end record of $429 million at mid-year 2003, and increased at a 7% annualized rate since year-end. Total regular loans (excluding government guaranteed loans) increased at a 5% annualized rate to $258 million, while deposits grew at a 3% annualized rate to $336 million. Net interest income declined slightly by $10,000 through mid-year, due to a decline in the net interest margin, which measured 3.17% in the second quarter, compared to 3.37% in the second quarter of 2002. The $22 million balance of short term investments at quarter-end was anticipated to mostly be reinvested in loans in process and purchases of investment securities.

The provision for loan losses declined by $59,000 for the second quarter and by $186,000 for the year-to-date, reflecting lower problem assets and lower commercial loan growth. Net loan charge-offs were negligible for the first half of the year. The loan loss allowance measured 1.59% of total regular loans at June 30, 2003, which was little changed from 1.60% at the previous year-end. Nonperforming assets totaled $1.1 million (0.26% of total assets) at quarter-end, down from $2.4 million (0.59% of assets) at the beginning of the year. There were no foreclosed assets during the first six months.

Service charges and other income grew by $520,000 (94%) in the second quarter and by $940,000 (90%) in the first six months. This growth was primarily due to higher secondary market income related to the higher volume of residential mortgage originations and sales. Secondary market income, which consists principally of gains on sale of loans, increased by $413,000 for the second quarter and by $710,000 for the year-to-date in 2003, compared to the same periods in 2002. Service charge income for the first six months also benefited from a $148,000 increase in non-deposit investment product commissions.

Net securities gains decreased by $119,000 in the second quarter and by $369,000 in the first six months of 2003, compared to the same periods of 2002. In the first six months of 2003, Alliance recorded a net securities loss of $66,000, including gross gains of $1.107 million and gross losses of $1.173 million. Securities gains were recorded on the sale and redemption of $6 million in corporate securities which were viewed as fully valued. The securities loss was recorded on a debt security issued by a mutual insurance company which was written down to estimated fair value. During the first quarter, Alliance eliminated the held to maturity classification of investment securities, which had decreased to a balance of $5 million at year-end 2002. These securities were transferred to the available for sale category, where security purchases will be recorded for the foreseeable future.

Non-interest expense increased by $346,000 (14%) in the second quarter and by $548,000 (11%) in the first six months of 2003 compared to 2002. For the first six months, most of the expense increase was in compensation expense related to higher business volumes, including a $354,000 increase in commissions and temporary help expense. Higher pension costs also contributed an $81,000 increase. Total full time equivalent staff was 111 at quarter-end, compared to 109 at year-end 2002. During the second quarter, purchased services expense increased by $123,000 due mainly to professional fees related to corporate strategic initiatives.

Shareholders’ equity totaled $30 million at quarter-end and measured 7.1% of total assets, up from 6.2% at year-end 2002. Alliance’s capital remained in excess of all regulatory requirements and continued to exceed the requirement for the highest regulatory capital category of Well Capitalized. The $4.8 million (19%) increase in shareholders’ equity in the first six months of 2003 included a $3.3 million improvement resulting from net appreciation of investment securities, reflecting the impact of lower interest rates and improved corporate security pricing spreads.

Consolidated Selected Financial Data (Unaudited)

	As of and for the three months ended June 30,		As of and for the six months ended June 30,
	2003	2002	2003	2002
For the Period (in thousands)
Net interest income	$3,047	$3,069	$6,253	$6,263
Provision for loan losses	6	65	51	237
Service charges and other income	1,073	553	1,986	1,046
Net gain (loss) on securities and other assets	12	131	(66)	303
Non-interest expense	2,798	2,452	5,467	4,919
Net income	919	865	1,842	1,715

Per Share
Earnings—basic	$0.34	$0.34	$0.68	$0.67
Earnings—diluted	0.32	0.32	0.65	0.63
Dividends declared	0.075	0.068	0.15	0.136
Book value	11.34	8.96	11.34	8.96
Common stock price:
High	24.63	15.45	24.63	15.45
Low	19.70	12.55	18.51	10.68
Close	23.00	13.77	23.00	13.77

At Period End (in millions)
Total assets	$429.2	$406.1	$429.2	$406.1
Total loans	279.4	285.1	279.4	258.1
Other earning assets	120.0	119.7	120.0	119.7
Deposits	335.9	330.6	335.9	330.6
Borrowings	58.3	48.5	58.3	48.5
Shareholders’ equity	30.4	23.2	30.4	23.2

Operating Ratios:
Return on average equity	13.25%	15.40%	13.72%	15.35%
Return on average assets	0.87	0.87	0.88	0.88
Net interest margin	3.17	3.37	3.28	3.52
Efficiency ratio	66.49	65.90	64.89	65.66
Equity/total assets	7.08	5.71	7.08	5.71
Dividend payout ratio	21.86	20.37	21.81	20.50

Loan Related Ratios:
Net charge-offs/average regular loans	(0.03)%	(0.02)%	0.00%	0.01%
Loan loss allowance/regular loans	1.59	1.71	1.59	1.71
Nonperforming assets/total assets	0.27	0.70	0.27	0.70

Growth:
Net income	6.2%	5.4%	7.4%	4.1%
Regular loans	4.7	4.6	4.7	4.6
Deposits	3.0	17.9	3.0	17.9

(1)	All share and per share data for the 2002 periods has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed in May 2002.
(2)	The efficiency ratio is non-interest expense divided by the sum of net interest income (fully taxable equivalent) and service charges and other income. Return, margin and charge-off ratios are annualized based on average balances for the period. Net interest margin is fully taxable equivalent.
(3)	Regular loans are total loans excluding government guaranteed loans.
(4)	Growth of net income is compared to the same period in the prior year. Growth of regular loans and deposits is compared to the prior year-end, annualized.

Results Of Operations

Average Balances and Interest Rates—Fully Taxable Equivalent (FTE). The following table sets forth, for the periods indicated, the average balances and their associated average interest rates. Average balances are based on average daily balances. The balance and yield on all securities is based on amortized cost and not on fair value.

(Dollars in thousands)	Average Balance		Rate (FTE Basis)
Quarters ended June 30	2003	2002	2003	2002
Residential mortgage loans	$84,247	$61,384	6.19%	6.96%
Commercial mortgage loans	94,808	88,677	7.03	7.77
Other commercial loans	40,155	39,140	6.50	6.27
Consumer loans	38,172	40,593	4.33	5.23
Government guaranteed loans	22,721	28,235	6.36	7.00

Total loans	280,103	258,029	6.28	6.87
Securities	85,516	91,776	4.56	6.81
Loans held for sale	10,258	1,273	4.80	5.87
Short term investments	20,086	24,858	1.15	1.75

Total earning assets	395,963	375,936	5.60	6.51
Other assets	27,714	24,667

Total assets	$423,677	$400,603

NOW deposits	$40,549	$37,140	0.42%	0.93%
Money market deposits	45,048	41,428	1.37	1.95
Savings deposits	81,049	74,697	0.97	2.05
Time deposits	131,436	139,367	3.60	4.37

Total interest bearing deposits	298,082	292,632	2.12	3.00
Borrowings	56,771	48,500	5.90	6.26

Interest bearing liabilities	354,853	341,132	2.72	3.46
Demand deposits	38,125	32,251
Other liabilities	2,869	4,690
Shareholders’ equity	27,830	22,530

Total liabilities and equity	$423,677	$400,603

Net Interest Spread			2.88%	3.05%
Net Interest Margin			3.17%	3.37%

(Dollars in thousands)	Average Balance		Rate (FTE Basis)
Six months ended June 30	2003	2002	2003	2002
Residential mortgage loans	$82,613	$60,749	6.30%	7.06%
Commercial mortgage loans	94,823	88,202	7.08	7.86
Other commercial loans	39,849	38,984	6.31	6.61
Consumer loans	38,624	40,246	4.40	5.35
Government guaranteed loans	23,979	28,828	6.40	6.77

Total loans	279,888	257,009	6.31	6.97
Securities	87,580	92,922	4.97	6.85
Loans held for sale	10,121	1,492	5.22	5.15
Short term investments	15,547	15,518	1.16	1.84

Total earning assets	393,136	366,941	5.78	6.71
Other assets	27,723	25,061

Total assets	$420,859	$392,002

NOW deposits	$39,013	$36,086	0.42%	0.94%
Money market deposits	45,040	41,782	1.41	2.11
Savings deposits	79,396	69,791	1.03	2.02
Time deposits	132,499	135,837	3.68	4.44

Total interest bearing deposits	295,948	283,496	2.20	3.06
Borrowings	58,004	49,663	5.78	6.17

Interest bearing liabilities	353,952	333,159	2.78	3.52
Demand deposits	36,665	31,759
Other liabilities	3,167	4,552
Shareholders’ equity	27,075	22,532

Total liabilities and equity	$420,859	$392,002

Net Interest Spread			3.00%	3.19%
Net Interest Margin			3.28%	3.52%

FTE basis net interest income presents earnings on tax-advantaged securities on a basis equivalent to yields on fully-taxable securities. A tax rate of 40% was used to compute the tax-equivalent adjustment for all periods presented. A reconciliation of net interest income follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(In thousands)
Net interest income as reported in the consolidated income statements	$3,047	$3,069	$6,253	$6,263
Tax-equivalent adjustment	88	99	186	183

FTE basis	$3,135	$3,168	$6,439	$6,446

Net Interest Income.    Net interest income decreased by $22,000 and $10,000 for the second quarter and for the year-to-date. Growth in earning assets was offset by margin compression during these periods.

Interest rates continued to decline in 2003, following the steep declines in 2002. Short term treasury rates declined by about 0.35% in the first six months, while the ten year treasury rate declined by about 0.80% to a low of 3.11% near the end of the second quarter. The plunge in rates in the second quarter fueled demand for refinancings. A modest recovery in the stock market, together with the low interest rates, also muted the unusually strong deposit demand experienced in recent years. The slower deposit growth constrained opportunities to offset lower yields with higher volume. Alliance is asset sensitive, and net interest income is expected to decline when interest rates decrease. See “Financial Condition—Interest Rate Sensitivity” on page     .

Total earning assets grew by $11 million (3%) during the first six months of 2003. This growth was funded primarily by $5 million in deposit growth and $4 million in net new borrowings. The asset growth was held in short term investments at period-end, which increased by $17 million to $22 million for the year-to-date.

The net interest margin measured 3.17% in the most recent quarter, compared to 3.37% in the second quarter of 2002. The margin had improved to 3.39% in the first quarter of 2003, but declined further in the most recent quarter. This was primarily due to changes in the purchased assets portfolio, including a 0.60% reduction in the average yield on investment securities and a $12 million reduction in the average balance of investment securities and government guaranteed loans, with the proceeds being held in lower yielding short term investments.

For the first six months of 2003, most asset yields and liability costs continued to decrease due to the ongoing effects of lower interest rates. The yield on earning assets fell to 5.60% in the second quarter of 2003, from 6.51% in the second quarter of 2002 and from 6.11% in the fourth quarter of 2002. The cost of interest bearing liabilities declined to 2.72%, from 3.46% and from 3.07% for the same periods, respectively.

Provision for Loan Losses.    The provision is made to maintain the allowance for loan losses at a level deemed adequate by management. The provision was $51,000 for the first six months of the year, compared to $237,000 in the same period of the prior year. The higher provisioning in 2002 related to growth in commercial loans and to an increase in the impairment reserve on one loan. The allowance totaled $4.1 million, or 1.59% of regular loans at June 30, 2003, which was little changed from 1.6% at the previous year-end.

Non-Interest Income.    Service charges and other income grew by $520,000 (94%) in the second quarter and by $940,000 (90%) in the first six months. Secondary market income increased by $413,000 for the second quarter and by $710,000 for the year-to-date in 2003, compared to the same period in 2002. Proceeds from loans sold totaled $59 million for the first half of 2003 compared to $10 million for the same period last year. The pipeline of applications in process for loans to be held for sale totaled $33 million at June 30, 2003. The volume of new applications declined after quarter-end after the sharp increase in long-term interest rates. Service charge and other income for the first six months also benefited from a $148,000 increase in non-deposit investment product commissions. Under a new third party agreement, Alliance records these commissions on a gross basis, rather than on a net basis. The higher income reflected this new commission structure, together with an increase in sales volume. Excluding the above increases, other revenues from service charges and other income increased by $82,000 (8%), including a $40,000 increase in prepayment fees associated with loan refinancings. For the first six months of 2003, the ratio of fee income to total revenues increased to 24% from 14% in the first half of 2002 (total revenues are the sum of net interest income and service charges and other income).

Net securities gains decreased by $369,000 in the first six months of 2003, compared to the same period in 2002. In the first six months of 2003, Alliance recorded a net securities loss of $66,000 including gross gains of $1.107 million and gross losses of $1.173 million. Securities gains were recorded on the sale and redemption of $6 million in corporate securities which were viewed as fully valued. The securities loss was recorded on a debt security issued by a mutual insurance company which was written down to estimated fair value. The net gain recorded in 2002 was primarily due to the sale of two utility common stocks due to favorable market conditions for these securities.

Non-Interest Expense and Income Tax Expense.    Non-interest expense increased by $346,000 (14%) in the second quarter and by $548,000 (11%) in the first six months of 2003 compared to 2002. For the first six months, most of the expense increase was in compensation expense related to higher business volumes, including a $354,000 increase in commissions and temporary help expense. Compensation expense in 2003 also included a new compensation program related to investment product sales. Higher pension costs also contributed an $81,000 increase in expense. Total full time equivalent staff measured 111 at quarter-end, compared to 109 at year-end 2002. During the second quarter, purchased services expense increased by $123,000 due mainly to corporate strategic initiatives, including costs related to the merger agreement. Excluding compensation and higher purchased services expenses, all other expenses decreased by $59,000 (2%) during the first six months of the year. The ratio of total annualized non-interest expense to average total assets was 2.60% in the first six months of 2003, compared to 2.51% for the first half of 2002. Due to the higher fee income, the efficiency ratio improved to 64.9% compared to 65.7% for the same periods, respectively. Also, for the first six months of 2003 vs. 2002 the effective income tax rate increased to 30.6% from 30.2% due to a lower proportionate balance of equity investments, together with lower average yields on equity investments. The effective income tax rate benefits from the dividends received deduction on equity securities, accrued increases in cash surrender value of bank owned life insurance, and the state income tax benefit of Alliance’s passive investment corporation.

Comprehensive Income.    Comprehensive income includes changes (after tax) in the market valuation of investment securities available for sale. Comprehensive income was $5.15 million in the first half of 2003, compared to $1.34 million in the same period last year. The net unrealized loss on securities declined in the first half of 2003 due to the plunge in interest rates, improved market spreads on corporate debt securities, and the recognition of a loss deemed to be other-than-temporary. Please see the following discussion on investment securities.

Financial Condition—June 30, 2003 Versus December 31, 2002

Cash and Cash Equivalents.    Total cash and equivalents increased by $21 million to $39 million at June 30, 2003 due to decreases totaling $12 million in loans held for sale and government guaranteed loans, along with increases totaling $9 million in deposits and borrowings. Alliance expects to reinvest the majority of short-term investments into higher yielding loans and investment securities during the second half of the year.

Investment Securities.    As previously noted, during the first quarter of 2003, Alliance eliminated the category of securities held to maturity and transferred the outstanding balance of these securities to the available for sale category. This represented a change in intent regarding the entire balance of securities held to maturity, which consisted of ten securities with an amortized cost of $5.1 million. All future purchases of investment securities will be categorized as available for sale for the foreseeable future.

Total investment securities increased by 0.3% during the first six months of 2003. Proceeds of $25 million from repayments, maturities, calls, and sales were reinvested into purchases of $23 million. The $25 million in proceeds included $8 million of U.S. agency securities, $9 million of mortgage backed securities, and $8 million of corporate debt and equity securities. The $23 million in purchases were all in three year adjustable rate U.S. agency mortgage passthrough securities.

At June 30, 2003, total securities of $93 million included government, agency, and mortgage backed securities totaling $47 million (50%). All of these securities were rated AA or AAA. Corporate debt and equity securities totaled $44 million (47%) and investments in Federal Home Loan Bank and Bankers Bank Northeast totaled $3 million (3%). All of the corporate securities had ratings by Moodys and/or Standard & Poors, except for $8 million in utility common stocks, all of which were ranked in the five highest stock ranking categories by Standard & Poors and a $2.5 million ultrashort bond fund. Excluding non-investment grade rated securities (discussed below), the rated corporate securities had an average rating of A- at June 30, 2003.

The securities portfolio includes six corporate debt securities which are rated non-investment grade. One of these debt securities was downgraded further during the current quarter and failed to make a scheduled payment. For the first six months of 2003, management recorded total charges of $1.17 million to write down this security to estimated fair value. At quarter-end, Alliance had four securities rated in the BB- to BB+ range with a total unrealized loss of $328 thousand (7% of amortized cost). Alliance had two debt securities rated D which had been written down for other-than-temporary decline in value. The equity security portfolio had a net unrealized loss of $1.28 million, concentrated in three utility common equity securities with an unrealized loss of $1.5 million, at June 30, 2003. Management’s assessment was that this decline was temporary and the prices of these securities are expected to improve over time.

The total investment securities portfolio had a $608,000 net unrealized gain as of June 30, 2003, measuring 0.7% of amortized cost, compared to a net unrealized loss of $3.3 million at year-end 2002, measuring 3.4% of amortized cost. As previously noted, this improvement was due to generally lower interest rates, improved spreads on corporate securities, and the recognition of a loss deemed other than temporary.

The average balance of investment securities decreased by $10 million in the most recent quarter, compared to the fourth quarter of 2002, and by $6 million compared to the second quarter of 2002. The quarter-end balance was slightly higher than the year-end 2002 balance, as sales and runoff early in the quarter were replaced by purchases later in the quarter. The fully taxable equivalent yield on investment securities was 4.56% in the most recent quarter, down from 6.81% in the same quarter of the previous year due to the combined effects of sales, runoff, lower interest rates, and reinvestments into shorter duration, lower yielding mortgage backed securities.

Total Loans.    Total loans increased by $1 million to $279 million for the first half of 2003. Total regular loans increased by $6 million to $258 million. The growth was mostly in residential mortgage loans, which primarily offset runoff of similar duration government guaranteed loans. Alliance actively promoted its fee free mortgage refinance loans, with fixed rates in the 3-15 year range. As previously noted, prepayment speeds of many loan types accelerated sharply in the second quarter until long term rates increased after quarter end. During the first half of 2003, Alliance closed $60 million of conforming residential mortgages, plus an additional $16 million of fee free refinance mortgages. Commercial loan demand was generally slower in the first half of the year, but Alliance believes that an improving economy in the second half of the year will cause such loan demand to increase. The balance of residential mortgage loans held for sale declined to $5 million at June 30, 2003, reflecting a high volume of sales shortly before the end of the quarter.

The average balance of total loans was flat in the most recent quarter compared to the prior quarter. It was up by $5 million from the fourth quarter of 2002 and by $22 million from the second quarter of 2002. The annualized growth rate of average regular loans was 7.5% in the most recent quarter, compared to the last quarter of 2002. The yield on total loans decreased to 6.28% from 6.60% for these periods due to the continuing effects of prime rate decreases and to ongoing refinances at lower interest rates.

Nonperforming Assets.    There were no foreclosed assets at June 30, 2003. Nonaccruing loans totaled $1.1 million, compared to $2.4 million at year-end 2002. Nonperforming assets were 0.27% of total assets at June 30, 2003, which was also improved from 0.59% at the beginning of the year.

Allowance for Loan Losses.    The allowance totaled $4.10 million (1.59% of regular loans) at June 30, 2003, compared to $4.05 million (1.60% of regular loans) at year-end 2002. During the first half of the year, gross charge-offs were $28,000 and gross recoveries were $27,000. The allowance measured 361% of nonaccruing loans at quarter-end.

Deposits and Borrowings.    Total deposits increased by $5 million in the first half of 2003. Increases were recorded in all categories except for time deposits, which decreased due to run-off of higher rate time accounts booked in previous years which were not retained in the current low interest rate environment. Non-maturity deposits grew at a 10% annualized rate for the first half, down from a 14% growth rate in the year 2002. Lower interest rates and an improvement in the stock market are believed to have contributed to a slowing in deposit demand, from the high growth levels in previous years. Total borrowings increased by $4 million in the first half of 2003, as some medium term Federal Home Loan Bank borrowings were used to offset time account runoff.

Total deposits averaged $336 million in the most recent quarter, which was little changed from $334 million in the fourth quarter of 2002 and which was increased from $325 million in the second quarter of 2002. The average cost of interest bearing deposits declined to 2.12% in the most recent quarter from 2.55% in the fourth quarter of 2002, while average borrowing costs decreased to 5.90% from 5.99%.

Interest Rate Sensitivity.    Alliance’s interest rate sensitivity has increased modestly in the first half of 2003. The one year interest rate gap is estimated to have increased to $48 million at June 30, 2003 from $37 million at year-end 2002. The gap is the difference between rate sensitive assets and rate sensitive liabilities. As a percentage of earning assets, the gap is estimated to be 12%, which is viewed as a minor exception to Tolland Bank’s policy guideline of 10%, and which is expected to decline based on anticipated loan originations in 2003. Alliance believes that income and equity value would increase in a rising rate environment and decrease in a decreasing rate environment, primarily due to rate adjustments in its portfolio of prime based commercial and consumer loans. Alliance believes that its earnings and equity sensitivities also exceeded policy limits at June 30 to a minor extent. These sensitivities were expected to come within limits based on the anticipated reduction in the one year interest rate gap. With interest rates at comparatively low levels, Alliance generally seeks to limit the acquisition of new long term fixed rate assets in order to control equity at risk in a rising rate environment. Due to the low and volatile nature of the interest rate environment, uncertainty in the modeling process has increased.

Liquidity and Cash Flows.    Alliance’s primary use of funds in the first half of 2003 was the purchase of three year adjustable rate mortgage passthrough agency securities. These purchases were funded by sales and runoff from other investment securities. Alliance increased short term FHLBB borrowings in the first quarter, until short term investments started to build as a result of deposit and borrowing growth, together with reductions in loans held for sale and government guaranteed loans. The majority of short term investments are expected to be reinvested in loans and securities in the second half of the year. Borrowings and time deposits are the primary sources of liquidity for additional balance sheet growth. Short term investments and securities available for sale provide additional sources of liquidity. Additionally, the portfolio of government guaranteed loans represents a readily marketable pool of assets, although management has no present intent to sell these assets. Alliance’s primary source of funds is dividends received from Tolland Bank, and its primary use of funds is dividends paid to shareholders and to trust preferred security holders.

Capital Resources.    Shareholders’ equity increased by $5 million to $30 million during the first half of 2003, benefiting from the comparatively high comprehensive income. Total equity measured 7.1% of assets at June 30, which was up from 6.2% at year-end 2002. At June 30, both Alliance and Tolland Bank continued to be capitalized in accordance with the “Well Capitalized” regulatory classification.

As discussed in Note 1 to the Alliance Consolidated Financial Statements, the adoption of FASB Interpretation No. 46 is required beginning in the third quarter of 2003. This may affect the financial reporting in the consolidated financial statements for Alliance’s two statutory business trusts that have issued trust preferred securities totaling $7 million, and their continued qualification as Tier I capital for Alliance under regulatory definitions. These financial reporting and regulatory determinations are currently under review and Alliance expects that its capital will remain in excess of all regulatory requirements.

Financial Condition At December 31, 2002 And Results Of Operations For The Year Ended December 31, 2002

Summary

Alliance reported record earnings of $3.5 million in 2002, representing a 16% increase over earnings of $3.0 million in 2001. On a diluted basis, earnings per share were $1.26 in 2002, compared to $1.12 in the prior year. Alliance earned a 15% return on shareholders’ equity in 2002, matching the return in the prior year. Results for 2002 included a net securities gain of $158 thousand compared to a net securities loss of $476 thousand in 2001. For the year 2002, cash dividends declared totaled $0.286 per share, an increase of 5% over the dividend paid in 2001.

Highlights of Alliance’s performance in 2002 included:

•	Strong loan and deposit growth offset shrinking margins due to low interest rates.

•	Service charges and other income rose by 54%, including insurance/investment services, mortgage banking, deposit services, merchant processing, and electronic banking income.

•	Alliance’s ranking as one of the 15 highest performing companies among the 218 small public thrifts in the annual performance ranking by SNL Financial in its May, 2002 issue of Thrift Investor.

•	Tolland Bank’s 18% share of Tolland County bank deposits.

•	Achievement in 2002 of Alliance’s objective of returning at least 15% on shareholders’ equity, notwithstanding a difficult economic environment and falling interest rates. A 16% increase in net profit and an 11% increase in loans and deposits. No net loan charge-offs or foreclosed assets were recorded for 2002.

•	An eleven-for-ten stock split effected in the form of a 10% stock dividend and a $0.286 cash dividend.

Results Of Operations—2002 Versus 2001

Earnings Summary

Net income was a record $3.5 million in 2002, representing a 16% increase over net income of $3.0 million in 2001. On a diluted basis, earnings per share were $1.26 in 2002, compared to $1.12 in the prior year. Alliance earned a 15% return on shareholders’ equity in 2002, matching the return in the prior year.

The return on average assets increased to 0.86% in 2002, compared to 0.82% in the prior year. This increase was achieved despite a 0.29% decrease in the net interest margin due to the low interest rates experienced in 2002. The return on assets benefited from a net securities gain in 2002, compared to a net loss in 2001.

The efficiency ratio (ratio of non-interest expense to the sum of taxable equivalent net interest income plus service charges and other income) increased to 65% in 2002 from 62% in the prior year. The increase in 2002’s efficiency ratio was due to the tightening of the net interest margin.

In 2002, Alliance recorded $1.61 million in securities gains and $1.45 million in securities losses for a net gain of $158,000. The gains on securities resulted from sales of securities consistent with Alliance’s long-term strategy of reducing the portfolio’s long duration corporate debt securities in favor of locally originated loans with shorter expected average lives. The losses in 2002 were related to two insurance company debt securities which were written down to fair value. Alliance also recorded net gains of $93 thousand on the sale of land in 2002.

Net interest income increased by $337,000 (3%) in 2002. Total average earning assets increased by $37.0 million (11%), but this increase was mostly offset by a 0.29% decline in the net interest margin from 3.71% in 2001 to 3.42% in 2002. The net interest margin measured 3.37% in the fourth quarter of 2002. The yield on earning assets declined by 1.15% in 2002, reflecting the impact of falling rates as well as higher levels of overnight investments in 2002. The cost of interest bearing liabilities declined by a lesser 0.98%.

At the end of the year, Alliance maintained an asset sensitive one year interest rate gap which was expected to benefit interest income based on anticipated future interest rate increases.

Service charges and other income increased by $918,000 (54%) in 2002. This income totaled a record $2.60 million, representing 0.65% of average assets and 17% of revenues. Sources of growth in 2002 included deposit account income ($133,000); residential and commercial loan secondary market income ($170,000); annuity commissions ($114,000); and bank-owned life insurance income ($171,000). Alliance has a strategic emphasis on fee based services, which expand the product offerings which are available to the customer base and also reduce the sensitivity of total income to changes in interest margins.

The loan loss provision increased by $23,000 for the year. As noted, there were no net loan chargeoffs in 2002, and negligible net loan chargeoffs were reported in 2001.

Non-interest expense increased by $1.22 million (14%) in 2002, primarily due to increased compensation related expense ($974,000). Other major expense increases included a $150,000 increase in legal expenses for corporate and shareholder related matters and a $170,000 increase in legal expenses related to loan collections and recoveries. All other total overhead remained essentially unchanged consistent with Management’s objectives.

Net Interest Income—Fully Taxable Equivalent Basis (FTE)

	Years Ended December 31
	2002		2001		2000
	Average
(Dollars in thousands)	Balance	Rate	Balance	Rate	Balance	Rate
Residential mortgage loans	$68,873	6.67%	$61,938	7.43%	$56,875	7.62%
Commercial mortgage loans	90,176	7.71	73,208	8.47	61,661	8.83
Other commercial loans	39,007	6.49	45,349	8.17	39,768	9.12
Consumer loans	40,505	5.12	37,704	6.80	33,874	7.97
Government guaranteed loans	27,656	6.72	26,179	7.10	17,350	7.44

Total loans	266,217	6.76	244,378	7.75	209,528	8.30
Securities	94,514	6.41	86,394	7.65	80,953	8.22
Short-term investments	17,447	1.73	10,285	3.61	19,567	5.93

Total earning assets	378,178	6.45	341,057	7.60	310,048	8.13
Other assets	24,417		20,384		20,898

Total assets	$402,595		$361,441		$330,946

NOW deposits	$36,082	0.86	$31,677	1.57	$28,174	1.78
Money market deposits	45,145	1.98	41,073	3.48	36,179	4.46
Savings deposits	71,980	1.82	49,907	2.42	45,402	2.52
Time deposits	137,014	4.25	135,501	5.29	126,654	5.38

Total interest bearing deposits	290,221	2.87	258,158	3.99	236,409	4.26
Borrowings and trust preferred securities	51,061	6.12	47,491	6.20	44,081	6.10

Total interest bearing liabilities	341,282	3.36	305,649	4.34	280,490	4.55
Demand deposits	33,784		30,862		28,736
Other liabilities	4,258		4,836		6,134
Shareholders’ equity	23,271		20,094		15,586

Total liabilities and shareholders’ equity	$402,595		$361,441		$330,946

Net Interest Spread		3.09%		3.26%		3.58%
Net Interest Margin		3.42%		3.71%		4.02%

The average balance of loans includes loans held for sale (which were not material), nonaccruing loans and deferred fees and costs. Also, the balance and yield on all securities is based on amortized cost and not on fair value.

	Years Ended December 31
	2002	2001	2000
Net Interest Income FTE (in thousands)
Interest income	$24,007	$25,466	$24,651
Tax-equivalent adjustment	401	449	558
Interest expense	(11,459)	(13,255)	(12,759)

Net interest income (FTE)	$12,949	$12,660	$12,450

The tax-equivalent adjustment presents earnings on tax-advantaged securities on a basis equivalent to yields on fully-taxable securities. A tax rate of 40% was used to compute the adjustment for each year presented.

Rate and Volume Analysis—FTE Basis.    The following table presents the effects of changing rates and volumes, the interest income and interest expenses of Alliance on a fully taxable equivalent basis.

	2002 versus 2001 Change Due to			2001 versus 2000 Change Due to
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans	$1,603	$(2,527)	$(924)	$2,755	$(1,218)	$1,537
Securities available for sale	1,023	(1,046)	(23)	1,250	(408)	842
Securities held to maturity	(515)	25	(490)	(806)	(77)	(883)
Other earning assets	181	(250)	(69)	(432)	(358)	(790)

Total Change	2,292	(3,798)	(1,506)	2,767	(2,061)	706

Interest expense:
Deposits	1,170	(3,143)	(1,973)	892	(655)	237
Borrowings	219	(41)	178	211	48	259

Total Change	1,389	(3,184)	(1,795)	1,103	(607)	496

Net Change	$903	$(614)	$289	$1,664	$(1,454)	$210

Note:	Changes attributable jointly to volume, rate and mix have been allocated proportionately.

The $337,000 (3%) increase in net interest income was due to growth of $38 million (11%) in average earning assets. This was partially offset by the negative effect of tighter margins. Net interest income in 2002 was a record annual amount, and fourth quarter net interest income was the highest quarter on record. Strong growth of loans and deposits was the primary basis for the increase in net interest income in 2002.

The increase in FTE basis net interest income consisted of a $903 thousand volume variance, reduced by a ($614,000) rate variance. Interest rates continued to decline in 2002, falling to forty year lows, and also producing a less steeply inclined yield curve. Alliance’s sensitivity to changes in interest rates is discussed further in “Interest Rate Risk” on page     .

The growth in average earning assets reflected growth in all major categories, including $20 million (9%) growth in average regular loans. Asset growth was funded primarily by deposit growth, with average total deposits increasing by $32 million (12%). Deposit growth was also recorded in all major categories, including $22 million (44%) growth in average savings deposits. Importantly deposits grew while interest expense for deposits decreased.

This combination of strong loan and deposit growth was favorable for Alliance, allowing it to add higher yielding assets funded with lower cost funds, and improving market share in Alliance’s central/eastern Connecticut market. This represents the third consecutive year of strong loan and deposit growth. The results were supported by Alliance’s emphasis on sales and marketing programs, together with the benefit of account growth originated in recently opened branches, and overall growth and expansion of Tolland Bank’s markets. Additionally, the market for bank loans and deposits has benefited from capital market conditions. Unusually low interest rates have boosted loan demand, while declining stock prices have contributed to reintermediation of savings into the safety of insured bank deposits.

Investment activities contributed to the lower net interest margin in 2002. Alliance shifted its emphasis to securities with lower average lives and increased the proportion of government agency and mortgage-backed securities. These strategies contributed to a reduction of interest rate risk and credit risk in the investment portfolio, while also resulting in a lower yield on the portfolio. Additionally, Alliance had a higher balance of short-term investments during the year. Deposits increased in the second quarter, but the surge in loan demand crested in the fourth quarter, resulting in higher than average balances of lower yielding short-term investments during the intervening period.

For the year, the yield on earning assets decreased to 6.45% from 7.60% in the prior year, declining to 6.11% in the fourth quarter. The cost of interest bearing liabilities decreased to 3.36% from 4.34% in the prior year, declining to 3.07% in the fourth quarter. Reflecting these changes, the net interest spread decreased to 3.09% from 3.26%, declining to 3.04% in the fourth quarter. Yields decreased in all major asset categories, reflecting the impact of declining rates in the last two years. Deposits were less sensitive to interest rates, and decreases in deposit costs were also restrained by the very low prevailing rates.

The 0.17% decrease in the net interest spread contributed to the 0.29% decrease in the net interest margin. The remaining 0.13% reduction primarily reflected the impact of overall lower asset yields on the $37 million of average earning assets funded by non-interest bearing funds sources. These assets increased by $2 million compared to the prior year. Average non-interest earning assets increased by $4 million (bank-owned life insurance and Federal Reserve Bank balances) which was more than offset by a $6 million increase in non-interest bearing funds sources (demand deposits and shareholders’ equity).

The net interest margin measured 3.67% in the first quarter of 2002, and then declined to an average of 3.35% in the following three quarters, and was generally stable from quarter to quarter. Most of the decline in interest rates was in the second half of the year, with the prime interest rate decreasing by 0.5% in November and with the ten year Treasury note rate declining by about 1.23%. Fully taxable equivalent net interest income includes a $401 thousand tax equivalent adjustment, down from $449,000 in the prior year due to a lower average dividend rate on equity securities.

Provision for Loan Losses.    The provision for loan losses is a charge to earnings in an amount sufficient to maintain the allowance for loan losses at a level deemed adequate by Alliance. The provision for loan losses in 2002 totaled $348,000, which was little changed from $325,000 in 2001. The loan loss allowance increased to $4.1 million at year-end 2002, compared to $3.7 million at year-end 2001. See the discussion on the allowance for loan losses in “Nonperforming Assets” on page     , and the Summary of Significant Accounting Policies in Note 1 to the Alliance Consolidated Financial Statements.

Non-Interest Income

	Years Ended December 31 (In thousands)
	2002	2001	% Change (1)
Loan related income	$755	$454	66%
Deposit account income	822	689	19
Increase in cash surrender value of life insurance	316	145	118
Miscellaneous income	710	397	79

Total service charges and other income	2,603	1,685	54

Gross gains on securities	1,611	244
Gross losses on securities	(1,453)	(720)

Net gains (losses) on securities	158	(476)

Gross gains on assets	148	11
Gross losses on assets	(55)	(2)

Net gains on assets	93	9

Total non-interest income	$2,854	$1,218	134%

(1)	Percentage change shown if meaningful.

Service charges and other income totaled a record $2.6 million in 2002, increasing by $918,000 (54%) for the year. The low rate environment was the basis for emphasis on Alliance’s fee-based growth initiatives, including: (1) a restructured sales management program with new targets, incentives, training and monitoring; (2) new product offerings including insurance and investment products, commercial loan secondary marketing, and commercial internet banking; and (3) new vendor arrangements enhancing service offerings and revenues, including merchant processing and investment products.

The $301,000 (66%) increase in loan related income was comprised primarily of $170,000 in residential and commercial mortgage secondary market income and $122,000 in commercial loan prepayment fees. Both of these sources benefited from the low interest rates in the second half of the year. Sales of residential mortgages totaled $24 million in 2002 compared to $11 million in the prior year. Deposit account income increased by $133,000 (19%) due primarily to growth of $88,000 in net overdraft fees, along with a $34,000 (47%) increase in personal transaction account charges. The $171,000 increase in cash surrender value of life insurance was due to the purchase of $3.0 million in additional bank-owned life insurance contracts at the end of 2001. The $313,000 (79%) increase in other miscellaneous income included growth in various deposit related services (debit card and merchant processing), as well as $186,000 in insurance sales related income, including $75,000 of insurance commissions that are not expected to reoccur.

The securities gains and losses in 2002 principally related to activities in the corporate securities portfolio. These activities are discussed in the Securities section of Management’s Discussion and Analysis. The $1.61 million in gains arose from sales of securities available for sale, while the $1.45 million in losses were primarily due to writedowns of corporate debt securities deemed to be other-than-temporarily impaired. These activities resulted in a net $158,000 securities gain for 2002. In 2001, securities losses included $589,000 in writedowns on securities deemed to be other-than-temporarily impaired. Other security gains and losses were generally recognized as a result of securities sales to shorten the life of the portfolio, as well as the sale of fully valued equity securities.

Net gains on assets totaled $93,000 in 2002, compared to $9,000 in the prior year. In 2002, Alliance recorded gross gains of $148,000 on the sale of two parcels of excess land which had been owned for many years. One parcel is adjacent to a branch and is being independently developed into a commercial retail property which management believes will enhance the desirability of Tolland Bank’s branch office location.

Non-Interest Expense.    Total non-interest expense increased by $1.22 million (14%) in 2002. This increase was greater than Alliance’s plan and was primarily related to staff expense incurred as sales efforts were bolstered and lending processes were very active in the second half of the year.

Total full time equivalent staff increased from 107 to 109 at the end of the year. Total staff was 107 at year-end 2000, with the result that year-end staff increased by only 2% over the last two years while total year-end assets increased by 19% over this same period. Total assets per employee increased to $3.8 million at year-end 2002, continuing the long-term improvement in this efficiency measure.

Total compensation and benefits expense increased by $974,000 (21%) in 2002. The three major components of this increase included salaries ($466,000), incentives ($238,000), and benefits ($277,000). The 11% salary increase reflected staff growth and merit increases. As noted above, staff growth had been reduced to 2% as of year-end 2002. Incentive pay increased by 134% primarily due to higher commissions reflecting higher sales volumes and higher payout formulas. Benefits related costs increased by 35% including higher pension, insurance, and payroll tax expenses. The largest component of the increase was a $132,000 increase in retirement plan expense due to higher current service costs and lower asset returns due to declining equity market values.

The other main contributor to higher expenses was legal expense, which increased by $322 thousand due to loan collection activities, and corporate and shareholder related matters. Excluding legal expense and compensation and benefits expense, all other non-interest expense decreased by 2% in 2002, reflecting ongoing expense controls managed by Alliance. The ratio of total non-interest expense to average total assets was 2.52% in 2002, up from 2.45% in 2001 but down from 2.58% in 2000.

Income Tax Expense.    The effective income tax rate measured 29% in 2002. Alliance operates a passive investment corporation for the purpose of servicing real estate related loans. Under State statutes, income in passive investment corporations and dividends to their parents are not subject to Connecticut Corporate Business Tax. Income tax expense also benefited from investments in marketable equity securities; dividends on these securities are substantially exempt from taxation. The effective tax rate increased by 0.75% in 2002 compared to 2001 due to a lower proportionate balance of equity investments, together with lower average yields on investments.

Comprehensive Income.    In addition to net income recorded in the consolidated income statements, comprehensive income includes changes in unrealized gains and losses on securities available for sale, net of the associated income tax effect. In 2002, Alliance recorded comprehensive income of $2.99 million, compared to $4.61 million in 2001. The components of comprehensive income are detailed in the consolidated statements of changes in shareholders’ equity. The decrease in comprehensive income is primarily due to an unfavorable change in the unrealized loss on investment securities in 2002, after a favorable change in 2001.

Financial Condition—December 31, 2002 Versus 2001

Balance Sheet Summary.    Total assets increased to a year-end record total of $415 million in 2002, rising by $30 million (8%) from $385 million at the prior year-end. Asset growth was propelled by increases in regular loans, which increased by $28 million (12%) (regular loans exclude purchased government guaranteed loans). Loan increases were attributable to lower interest rates in the second half of the year, together with the popularity of Tolland Bank’s consumer loan products and active sales development efforts in both the consumer and commercial markets. Total investment securities decreased by $5 million. Securities sales totaled $36 million, consisting primarily of longer maturity corporate debt securities to shorten asset duration. Securities purchases were concentrated in 1-3 year government agencies, adjustable mortgage-backed securities, and AA rated corporate debt securities. The combined result of these balance sheet strategies was to reduce the percentage of long lived assets held by Tolland Bank. Residential mortgages held for sale increased by $9 million in 2002 due to the high originations volume in the fourth quarter.

The allowance for loan losses increased by $350,000 to $4.05 million in 2002. The allowance measured 1.60% of total regular loans at year-end 2002 compared to 1.64% at the prior year-end, reflecting the higher proportion of lower risk residential mortgages in 2002. The allowance measured 166% of nonaccruing loans, which totaled $2.4 million at year-end 2002, compared to $2.1 million at the prior year-end. The ratio of nonaccruing loans/assets measured 0.59% of assets at year-end 2002, compared to 0.56% at the prior year-end. Alliance had no foreclosed assets at any time during 2002.

Total deposits increased in 2002 by $27 million (9%), with increases in all major categories. Most of the growth was in savings account balances, which grew by $17 million (29%). Average transaction account balances grew by $7 million (12%); these accounts include checking and NOW accounts. Both savings and transactions accounts represent lower cost funding sources, which helped offset lower loan rates, and represent relationships with customers closely tied to Tolland Bank’s growing branch system.

Shareholders’ equity totaled $25.6 million at December 31, 2002, increasing by 16% during the year, including the benefit of retained earnings and additional paid-in capital related to stock option exercises. The ratio of shareholders’ equity to total assets improved to 6.2% at year-end 2002, increasing from 5.7% at the prior year-end. This reflects Alliance’s long term strategy of supporting internal growth and improving capital adequacy. Alliance’s capital continued to exceed the requirement for the highest regulatory capital category of Well Capitalized.

Total book value per share increased to $9.58 at year-end 2002, an increase of 12% from $8.58 at the prior year-end. The quarterly dividend payout ratio measured 22% of earnings in the most recent quarter, reflecting the higher dividends after the stock split.

Cash and Cash Equivalents.    While short-term investments were at nominal levels at the start and end of 2002, average short-term investments increased by $7 million (70%) to $17 million in 2002. A surge of deposit growth in the second and third quarters was followed by a surge of loan growth in the third and fourth quarters. Additionally, due to expectations that rates would rise in the second half of the year, short-term investments were preferred until it became clear that interest rate expectations were softening in the second half of the year. Short-term investments were generally held in agented federal funds, money market mutual funds, money market preferred stock, and Federal Home Loan Bank deposits. As previously noted, due to deposit growth, average reserve balances held with the Federal Reserve Bank increased by about $2 million. The yield on average short-term investments decreased sharply to 1.73% in 2002 from 3.61% in 2001 due to declining interest rates in both years.

Securities.    Alliance invests in securities primarily to produce income, in conjunction with the loan portfolio. Investment securities also play a role in other aspects of asset/liability management, including liquidity, interest rate sensitivity, and capital adequacy. Alliance also purchases 100% U.S. Government guaranteed loans as an alternative to securities, based on market conditions.

In 2002, Alliance took advantage of strong demand and improved interest rate spreads in the home equity lending markets to channel deposit growth into loan growth and to reduce its investment portfolio. This was consistent with Alliance’s long run approach to build the loan portfolio and reduce the reliance on investment securities as conditions allow. In 2002, in addition to reducing the size of the investment portfolio, Alliance restructured the portfolio with the objective of reducing credit and interest rate risk by selling longer duration corporate securities and purchasing primarily government agency and mortgage-backed securities.

At year-end 2002, the total amortized cost of investment securities was $97 million. Government, agency, and mortgage-backed securities totaled $42 million (43% of total cost), with $55 million (57%) in corporate debt and equity securities. In comparison, these respective totals were $34 million (34%) and $68 million (66%) at year-end 2001. The total amortized cost of the portfolio decreased by $5 million (5%) during the year. The $42 million in government and mortgage-related securities at December 31, 2002 were all AA or AAA securities.

The corporate securities portfolio at December 31, 2002 included $19 million of corporate bonds, $17 million of trust preferred securities, and $19 million of equity securities. The equity securities were mostly publicly traded shares of issuers with investment grade debt, consisting primarily of utility common stocks and financial institution preferred stocks. Of the bonds and trust preferred securities, $30 million were investment grade securities with an average credit rating of A and $6 million were non-investment grade securities which had investment grade ratings when purchased. The largest industry concentrations in the corporate securities portfolio included insurance companies ($17 million), banks ($11 million), electric utilities ($8 million), REITs ($5 million), and brokerage/finance ($5 million). Alliance’s investment policy limits exposure to one issuer to $1.5 million.

The $6 million of debt securities which were non-investment grade consisted primarily of five issues rated in the range of BB- to BB+ with a total unrealized loss of $2 million. These securities included $4 million in insurance company obligations and $2 million in industrial company obligations. Management assessed each of these unrealized losses and concluded that they were temporary in nature. These securities have performed, and are expected to continue to perform, in accordance with their terms. Management has no current plans to sell any of these securities, and the prices of these securities are expected to improve over time. During the year 2002, Alliance wrote off the $0.5 million balance of one security and wrote down another security by $0.8 million to a balance of $0.2 million based on management’s assessment that they were impaired on an other-than-temporary basis.

The $3 million net unrealized loss on the overall securities portfolio measured 3% of amortized cost at year-end 2002, which was improved from 4% a year earlier due to the decline in interest rates, portfolio restructuring and the aforementioned writedowns. The net unrealized loss consisted mainly of the aforementioned unrealized loss on noninvestment grade securities and a $2 million net unrealized loss on equity securities. The loss on equity securities increased from $1 million at the prior year-end due primarily to a decline in the overall market for utility common stocks in the second half of the year. Management’s assessment was that this decline was temporary and the prices of these securities are expected to improve over time. Excluding the above securities, all other investment securities had a net unrealized gain at year-end 2002.

The securities portfolio is purchased for yield and most securities are held for long term income. Management anticipates that the securities portfolio will continue to contribute satisfactorily to Alliance’s earnings and risk management objectives. Debt security values are determined by Management based in most cases on estimates provided by Alliance’s securities accounting vendor, which is a large correspondent bank. However, proceeds realized in actual transactions may differ from the market value estimates.

Securities purchases totaled $55 million in 2002. All purchases were government, agency, and mortgage-backed securities except for $5 million in corporate debt and $4 million in corporate equity securities. All debt securities purchased had expected average lives under five years. Nearly all mortgage-backed securities purchased were adjustable rate mortgage securities with initial rate resets in 3-5 years. Mortgage-backed securities with interest rate extension risk at year-end 2002 totaled $7 million, compared to $20 million at the prior year-end. Securities sales totaled $36 million in 2002, consisting of corporate debt and equity securities, along with collateralized mortgage obligations.

While the total securities portfolio declined from year-end to year-end, the average balance of investment securities increased by $8 million (9%). The average taxable equivalent yield decreased to 6.41% in 2002 compared to 7.65% in 2001, due to the combined effects of the securities sales and purchases. The average repricing life of all debt securities excluding the trust preferred securities was 6 years at year-end 2002.

The following tables present the amortized cost and fair value of Alliance’s securities at the dates indicated.

	December 31 (In thousands)
	2002		2001		2000
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale
U.S. Government and agency debt	$26,167	$26,326	$10,149	$10,105	$5,000	$4,963
U.S. Agency mortgage-backed debt	13,615	13,775	17,876	17,834	3,457	3,457
Other mortgage-backed debt	—	—	—	—	2,093	2,103
Trust preferred	17,551	16,998	24,526	22,452	24,122	20,896
Other corporate debt	15,841	14,277	22,047	21,408	6,042	6,053
Marketable equity	15,758	13,651	12,387	11,594	14,659	13,639
Non-marketable equity	2,785	2,785	2,580	2,580	2,281	2,281

Total available for sale	$91,717	$87,812	$89,565	$85,973	$57,654	$53,392

Held to maturity
U.S. Government and agency debt	$1,047	$1,112	$2,063	$2,107	$986	$1,002
U.S. Agency mortgage-backed debt	850	870	2,747	2,800	3,850	3,831
Other mortgage-backed debt	259	267	1,518	1,550	251	255
Trust preferred	—	—	—	—	3,098	3,001
Other corporate debt	3,216	3,735	6,069	5,530	14,828	14,099

Total held to maturity	$5,372	$5,984	$12,397	$11,987	$23,013	$22,188

Alliance’s policy is to classify newly purchased securities as available for sale unless deemed otherwise. There were no purchases of held to maturity securities in 2002. During the year, three securities with an amortized cost of $3 million and an unrealized loss of $1 million were transferred from held to maturity to available for sale due to declines in the issuers’ credit ratings. On January 1, 2001, Alliance adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the provisions of SFAS No. 133, Alliance had a one-time opportunity to reclassify securities out of the held to maturity category. As permitted by this accounting standard, Alliance reclassified certain debt securities between held to maturity and available for sale, as is further described in Note 3 to the consolidated financial statements.

Lending Activities. The following table presents Alliance’s loan portfolio, by major category, at the dates indicated:

	December 31 (Dollars in millions)
	2002		2001		2000		1999		1998
Residential mortgages	$78.8	28.3%	$60.0	23.6%	$58.3	25.5%	$54.2	28.3%	$57.6	31.2%
Commercial mortgages	94.7	34.0	87.5	34.4	73.9	32.4	52.7	27.5	46.7	25.3
Other commercial loans	39.6	14.2	37.7	14.8	38.7	17.0	35.0	18.2	25.1	13.6
Consumer loans	39.4	14.2	39.8	15.5	35.6	15.6	33.8	17.7	32.5	17.6

Total regular loans	252.5	90.7	225.0	88.3	206.5	90.5	175.7	91.7	161.9	87.7
Government guaranteed loans	25.8	9.3	29.6	11.7	21.8	9.5	15.9	8.3	22.8	12.3

Total loans	$278.3	100%	$254.6	100%	$228.3	100%	$191.6	100%	$184.7	100%

Total regular loans increased by $28 million in 2002. This increase reflected in part the benefit of low interest rates, mitigated somewhat by the sluggish economy. The combined amount of loans originated totaled a record $120 million, representing a 29% increase over the prior year. This increase was primarily due to higher originations of residential mortgages, including Alliance’s “Fee Free Refinance” consumer mortgage loans. In accordance with its ongoing plan, Alliance sold most of its conforming residential mortgage loans, with loan sales reaching $24 million in 2002, compared to $11 million in the prior year. During the year, loan originations slowed in the first and second quarters, and then increased in the subsequent two quarters. At year-end 2002, commitments to originate new loans totaled $26 million, or twice the amount at the prior year-end, indicating the continuing strong demand. In accordance with Alliance’s policy, those commitments which were rate locked and intended for sale were covered by specific forward sale commitments on a servicing released basis at prices exceeding the expected cost basis of those loans.

Commercial loans originated and funded in 2002 totaled $39 million, compared to $40 million in 2001. Originations were primarily related to permanent commercial mortgages and subdivision development and construction loans. Total commercial mortgages and other commercial loans increased by $9 million in 2002. Year-end 2002 outstandings related to commercial construction and land development totaled $12 million, compared to $9 million at the prior year-end. Year-end 2002 multifamily loans were $13 million, unchanged from the prior year-end. All other loans secured by nonresidential real estate totaled $90 million at year-end 2002, compared to $84 million at the prior year-end.

Commercial loans in excess of $2 million outstanding at year-end 2002 totaled $39 million (29% of total commercial mortgages and other commercial loans). Among these loans were four industrial mortgages ($10 million), two hotels ($7 million), three office properties ($8 million), two hospitals ($4 million), an apartment property ($2 million), a subdivision developer ($3 million), an insurance broker ($3 million), and a golf course ($2 million). All of these loans were being paid in accordance with their terms at year-end. During 2002, Alliance introduced a new commercial mortgage secondary market program under which $1 million in loans were originated and sold without recourse to an independent investor. This program makes available new long term fixed rate financing options to qualifying customers, and revenues from these loan sales contributed to the increase in total secondary market income reported by Alliance in 2002.

Consumer loan demand continued to improve in 2002, primarily in the second half of the year. Demand benefited from improving real estate prices, lower interest rates, and Alliance’s competitive product offerings. Residential mortgage originations rose to $47 million in 2002, compared to $29 million in 2001. Generally, fixed rate 15 and 30 year mortgages were originated for sale. Residential mortgages originated for sale totaled $32 million in 2002, compared to $13 million in the prior year. A total of $15 million in mortgages were originated for retention in the residential mortgage portfolio. Consumer home equity loans and line of credit originations also increased significantly to $34 million in 2002, compared to $24 million in the prior year. Consumer loan originations also benefited from the installation of a new origination system in 2002. Originations in 2002 included $17 million of “Fee Free Refi” loans which were booked in the residential mortgage portfolio. The combination of these home equity loans plus the conforming mortgages originated for portfolio produced the $19 million increase in the total residential mortgage portfolio. Additionally, the year-end balance of mortgages held for sale totaled $12 million in 2002, compared to $3 million at the prior year-end. Alliance had nonrecourse commitments to sell all loans held for sale and rate locked origination commitments intended for sale at both dates. Loan sales are made with servicing released on a flow basis primarily to one investor.

Throughout the year, management limited the retention of long-term fixed rate loans to limit interest rate risk based on the anticipated future increase in long-term rates. While the mortgage portfolio increased, the total amount of all loans with repricing dates over fifteen years decreased to $20 million at year-end 2002 from $31 million at the prior year-end. Reflecting this emphasis, Alliance also refrained from any significant purchases of fixed rate government guaranteed loans in 2002, with the result that this portfolio decreased by $4 million to $26 million during 2002.

The average balance of total loans increased by $22 million (9%) in 2002. This reflects the higher volume of regular loans, which increased on average by $18 million (8%). The average yield on loans declined to 6.76% in 2002 from 7.75% in the prior year due to falling interest rates.

Contractual Maturities of Construction and Commercial Loans.    The following table shows the contractual maturities of Alliance’s construction and commercial loans at December 31, 2002.

	December 31, 2002 (In thousands)			Total
	1 Year or Less	1-5 Years	Over 5 Years
Construction loans:
Residential	$—	$—	$2,559	$2,559
Commercial	8,426	3,667	—	12,093
Commercial loans	6,776	17,763	97,610	122,149

Total	$15,202	$21,430	$100,169	$136,801

Interest rate sensitivity:
Predetermined rates	$797	$11,577	$37,256	$49,630
Variable rates	14,405	9,853	62,913	87,171

Total	$15,202	$21,430	$100,169	$136,801

Nonperforming Assets.    The following table summarizes Alliance’s nonperforming assets at the dates indicated.

	December 31 (In millions)
	2002	2001	2000	1999	1998
Nonaccruing loans	$2.4	$2.1	$1.1	$1.2	$0.6
Foreclosed assets	—	—	—	0.1	0.1

Total nonperforming assets	$2.4	$2.1	$1.1	$1.3	$0.7

Nonperforming assets as a percentage of total assets	0.6%	0.6%	0.3%	0.4%	0.2%

Total nonperforming assets remained at a generally low level at year-end 2002, totaling $2.4 million, or 0.59% of total assets. There were no foreclosed properties at that date. Nonaccruing loans were comprised of residential mortgages (34%), SBA guaranteed loans (27%), and all other loans (39%). Loans delinquent 30-89 days totaled $3.4 million at year-end 2002, measuring 1.36% of total regular loans, reduced from 1.94% at the prior year-end. At year-end 2002, commercial classified loans with a potential to become nonperforming based on identified credit weaknesses totaled $7.1 million, compared to $7.0 million at the prior year-end. The total at December 31, 2002, included two loans totaling $4 million which were being paid in accordance with terms and were viewed as adequately protected by established repayment sources.

Allowance for Loan Losses.    The following table summarizes activity in Alliance’s allowance for loan losses for the periods indicated.

	Years Ended December 31 (In thousands)
	2002	2001	2000	1999	1998
Beginning balance	$3,700	$3,400	$3,200	$3,060	$3,000
Charge-offs:
Residential mortgage	(1)	(17)	(85)	(28)	(150)
Consumer	(51)	(20)	(22)	(114)	(200)
Commercial	(5)	(111)	(107)	(4)	(51)

Total Charge-offs	(57)	(148)	(214)	(146)	(401)

Recoveries:
Residential mortgage	15	62	22	—	1
Consumer	38	57	29	31	101
Commercial	6	4	28	18	180

Total Recoveries	59	123	79	49	282

Net Recoveries (Charge-offs)	2	(25)	(135)	(97)	(119)
Provision for losses	348	325	335	237	179

Ending balance	$4,050	$3,700	$3,400	$3,200	$3,060

The following table shows additional information regarding net charge-offs (recoveries) and the allowance for loan losses at the dates and for the periods indicated.

	At or for the Years Ended December 31
	2002	2001	2000	1999	1998
	(Dollars in thousands)
Net charge-offs (recoveries) as a percentage of average loans by type:
Residential mortgage	(0.01)%	(0.07)%	0.11%	0.05%	0.32%
Consumer	0.01	(0.10)	(0.02)	0.25	0.32
Commercial	—	0.09	0.08	(0.02)	(0.20)
Total	—	0.01	0.06	0.05	0.07
Allowance as a percentage of outstanding loans by type at year end:
Residential mortgage	0.90%	0.94%	0.90%	0.82%	0.58%
Consumer	0.83	0.91	0.91	1.33	1.31
Commercial	1.80	1.75	1.80	2.10	1.86
Subtotal (regular loans)	1.60	1.64	1.65	1.82	1.89
Government guaranteed loans	—	—	—	—	—
Total loans	1.46	1.44	1.49	1.67	1.66

The following table presents the allocation of Alliance’s allowance for loan losses at the dates indicated:

	December 31 (Dollars in thousands)
	2002		2001		2000		1999		1998
Residential mortgage	$708	17.5%	$567	15.3%	$525	15.4%	$442	13.8%	$334	10.9%
Consumer	327	8.1	363	9.8	326	9.6	449	14.0	426	13.9
Commercial	2,423	59.8	2,186	59.1	2,021	59.4	1,842	57.6	1,340	43.9
Unallocated	592	14.6	584	15.8	528	15.6	467	14.6	960	31.3

Total	$4,050	100.0%	$3,700	100.0%	$3,400	100.0%	$3,200	100.0%	$3,060	100.0%

The total allowance for loan losses increased to $4.05 million at year-end 2002, compared to $3.7 million a year earlier. For the last five years, net loan charge-offs and nonperforming loans have been at comparatively low levels. While the allowance has increased each year, the ratio of the allowance to regular loans has declined due to the improving composition of the portfolio. The methodology for the determination of the allowance for loan losses is described earlier as a critical accounting policy and in Note 1 to the consolidated financial statements.

The allowance for loan losses absorbs net loan charge-offs. Alliance recorded $2,000 in net recoveries in 2002, compared to net charge-offs of $25,000 in 2001. The allowance is augmented by the provision for loan losses, which totaled $348,000 in 2002, compared to $325,000 in 2001. There were no significant changes in the ratio of the allowance to the various loan pools in 2002. The ratio of the allowance to nonperforming loans decreased to 166% at year-end 2002, compared to 172% at year-end 2001.

The impaired loan allowance is included with the total commercial loan allowance in the accompanying tables. Total impaired loans were $1.8 million at year-end 2002, compared to $4.2 million at the prior year-end. The valuation allowance on impaired loans was $127,000 and $129,000 at year-end 2002 and 2001, respectively. The $3.0 million decrease in impaired loans was due to the reclassification of loans assessed as impaired in 2001 but which performed in accordance with terms in 2002 and were no longer assessed as impaired at year-end. Commercial loans newly delinquent for 90 days are evaluated for impairment. The trend of delinquencies and collateral coverage of those loans can affect the future level of the impaired loan allowance.

Cash Surrender Value of Life Insurance.    Alliance invests in bank-owned life insurance on directors and certain officers as part of its benefits program. These policies are issued on the general account of the insurance companies. At the end of 2001, Alliance entered into purchase agreements for an additional $3.0 million of insurance. Of this amount, $1.5 million was included in Other assets at year-end 2001, pending completion of insurance documentation. The increase in cash surrender value of life insurance to $6.2 million in 2002 included the reclassification of this amount when documentation was completed, together with the benefit of accrued increases in the cash surrender value of policies.

Deposits, Borrowings and Other Liabilities.    The following table summarizes Alliance’s deposit balances at the dates indicated.

	December 31		% Change
	2002	2001
	(Dollars in millions)
Demand deposits	$35.6	$33.7	5.6%
NOW deposits	39.1	36.4	7.4
Money market deposits	44.0	41.2	6.8
Savings deposits	77.6	60.2	28.9
Time deposits < $100 thousand	109.5	105.3	4.0
Time deposits ≥ $100 thousand	25.1	26.6	(5.6)

Total deposits	$330.9	$303.4	9.1%

Personal	$270.0	$245.0	10.2%
Non-personal	60.9	58.4	4.3

Total deposits	$330.9	$303.4	9.1%

The $27 million increase in total deposits was spread among most major categories of accounts and included growth in both the personal and non-personal components. Growth was concentrated in savings accounts, which increased by a record $17 million (29%). Total average deposits increased by 12% in 2002 while deposit interest expense decreased by 19%. Alliance’s deposit volume benefited from unsettled capital market conditions while deposit costs benefited from low interest rates. Deposit growth also included about $5 million of municipal money market balances which were held in relation to a construction program.

During the first half of 2002, Alliance promoted medium-term time accounts in anticipation of future interest rate increases. After economic indicators softened in mid-year, Alliance reduced the interest rate paid on all categories of deposits in conjunction with lower interest rates in bank deposit markets. Average costs also decreased in 2002 due to the unprecedented effects of the 4.75% decrease in short-term interest rates in 2001. In both years, Alliance reduced rates paid on account types which are not normally viewed as interest rate sensitive. Time account demand generally favored shorter-term maturities due to the unwillingness of customers to lock in longer-term rates at a time when rates were at the lowest levels in four decades. Deposit demand in 2002 also benefited from an improved rate spread compared to money market mutual funds.

About $15 million of the deposit growth in 2002 represented deposits in the three new branches opened in recent years, which together grew by 33% during the year. These three offices contributed positively to earnings and increased their overall contribution to profitability. Deposits in the more established offices grew by $12 million (5%) in 2002. Total average deposit balances increased by $35 million (12%) in 2002, including 9% growth in average demand deposits and 14% growth in average NOW account balances. The average cost of interest bearing accounts decreased to 2.87% in 2002 compared to 3.99% in the prior year.

Alliance does not generally solicit higher rate jumbo deposits, and does not solicit wholesale deposits outside of its market area. In addition to its on-balance sheet deposit account offerings, Alliance also offers an agented third party commercial sweep money market fund product. At year-end 2002, sweep balances totaled $14 million.

During 2002, Alliance borrowed an additional $6 million in 3-7 year loans from the Federal Home Loan Bank of Boston (FHLBB) to fund commercial mortgage growth. Alliance repaid $9 million in short-term borrowings which had been outstanding at year-end 2001. FHLBB short-term advances averaged $633,000 for the year and the use of other short-term borrowings averaged only $118,000 in 2002 due to the high average balances of short-term investments. At year-end 2002, Alliance had $32.5 million in callable FHLBB advances, of which $17.5 million was callable at December 31, 2002. No callable borrowings were expected to be called based on market conditions existing at December 31, 2002, although this is subject to change depending on movements in market interest rates. During the year, Alliance used short-term FHLBB advances to supplement overnight liquidity as appropriate.

At year-end 2002, Other liabilities included a $2 million securities settlement liability on two security purchases pending settlement.

Market Risk

Interest Rate Risk.    Market risk is the sensitivity of income and equity to changes in interest rates and other market driven rates or prices. Alliance’s most significant form of market risk is interest rate risk, which is the sensitivity of income and of equity to fluctuations in interest rates. Alliance manages its assets and liabilities to maximize net interest income, while also giving consideration to interest rate risk, liquidity, credit risk, capital adequacy, customer demand, and other market factors. Alliance’s main interest rate risk focus is to limit the risks related to rising interest rates. Actions taken to limit these risks contribute to Alliance’s sensitivity to lower earnings in the event of declining interest rates and have reduced the interest spread. The unanticipated decrease in rates during the last two years to the lowest rates in decades has contributed to the decline in the net interest margin.

Alliance has an Asset/Liability Committee (ALCO) which meets weekly. ALCO sets interest rates and product prices, monitors the balance sheet, and establishes goals and strategies. On a monthly basis, the Board of Directors reviews key Asset/Liability ratios and ALCO minutes, and on a quarterly basis the Board reviews interest rate sensitivity analyses, related assumptions, and ALCO strategies. The Board also approves ALCO policies.

Alliance uses a quarterly dynamic simulation model to measure interest rate risk. This model evaluates changes which might result from a 200 basis point rate shock. Income is modeled on a monthly basis over 24 months. Cash flows are discounted to measure the economic value of assets and liabilities, in order to measure equity at risk. Due to the very low interest rate environment, in 2002 Alliance changed its methodology to limit the downward rate shock to 150 basis points. Alliance’s model normally assumes that rate shocks will not change the shape of the yield curve. With the short-term Treasury rate at 1.20% at year-end 2002, even a 150 basis point negative rate shock was viewed as improbable.

Model assumptions are made for each major category of interest bearing assets and liabilities regarding their index, margin, spread, optionality, repricing life, and growth. The base case model is based on Alliance’s budget, and rate shocks are compared to this base case. Budgeted growth and asset quality is normally assumed to be insensitive to rate shocks within the range tested. Alliance evaluates movements in market interest rates and prices, peer group comparisons, and actual product behaviors. A review is performed quarterly to compare actual experience to expectations based on the model. The model is also an integral component of Alliance’s budgeting and planning processes.

Modeling assumptions involve significant estimations and uncertainties, and actual results may differ from estimated results. Factors which could cause such differences include economic conditions, banking industry profitability and competitive factors, changing consumer preferences, and changes in capital markets’ behavior.

Management’s most significant judgment is the modeling of the interest sensitivity of non-maturity deposits. Alliance models money market deposits as adjusting for 60% of three month interest rate changes. Demand deposits are modeled as non interest rate sensitive; NOW accounts are modeled as 20% sensitive in 24-48 months, and the remaining 80% sensitive in eight years. Savings accounts were previously modeled as 30% sensitive in eight years and 70% sensitive in twelve years. Due to the account growth in 2002, Alliance changed this assumption so that savings accounts are now modeled as 30% sensitive in six months, 20% sensitive in eighteen months, 30% sensitive in eight years, and 20% sensitive in twelve years.

The most significant events affecting interest rate sensitivity during the year were: (1) the growth of savings accounts which were modeled as discussed above; (2) the sale of long duration investment securities; (3) the purchase of $17 million of investment securities with a duration under one year at year-end; and (4) the growth of mortgages with interest rates fixed in the 3-15 year range. Additionally, with interest rates so low, the proportionate impact of interest rate shocks on discounted cash flows is magnified. These events tended to increase Alliance’s interest sensitivity in 2002.

Alliance measures its static interest rate sensitivity by computing interest rate gaps between interest sensitive assets and liabilities for specific timeframes and cumulatively, based on the assumptions used in the dynamic model. Alliance’s policy limits the one year interest rate gap as a percentage of earning assets to a range of (10%) – 10%. This one year interest rate gap ratio increased from 3% at year-end 2001 to 10% at year-end 2002 indicating an increased sensitivity in the repricing of assets over liabilities (e.g., a positive one year gap). Alliance normally has a positive one year gap, due in part to its portfolio of prime based consumer and commercial loans, which reprice within a month when the prime interest rate changes.

For net interest income at risk, Alliance has a policy limiting the change in net interest income to 10% based on modeled rate shocks. Because of the positive one year gap, net income is normally projected to increase if interest rates rise, and to decrease if interest rates fall. At year-end 2001, income at risk (i.e. the change in net interest income) was an increase of 8% and a decrease of 9% based on upward and downward rate changes, respectively. At year-end 2002, income was more at risk, increasing 9% and decreasing 10% based on the modeled upward and downward rate shocks, respectively.

For equity at risk, Alliance has a policy limit of 15% based on modeled rate shocks. Equity is normally projected to increase modestly if interest rates rise and to decrease if interest rates fall. Equity at risk normally includes the long run optionality of major asset and liability categories. At year-end 2001, equity at risk was 3% and (13%) based on upward and downward rate changes, respectively. At year-end 2002, equity at risk increased to 8% and (16%) based on the modeled upward and downward rate shocks, respectively. The downward risk was approved as a minor exception to the policy limit.

Consensus economic forecasts at year-end 2002 predicted a 1.00 – 1.50% increase in interest rates within 18 months. These circumstances would benefit Alliance’s net interest income and equity based on the model analysis. The forecasts also predict a flattening of the yield curve and a narrowing of spreads, which were not included in the model’s assumptions. Short-term interest rates have decreased by 5.25% over the last two years, and the model does not address risks associated with a reversal of this change. The impact of other capital market conditions may also significantly affect interest rate sensitivity. Management believes that the uncertainty of the modeling process has increased due to these and other factors.

Market Price Risk.    Market driven prices that affect Alliance’s market risk are primarily prices in the markets for corporate debt and equity securities. Changes in market risk perceptions and risk tolerance can contribute to changes in securities prices affecting Alliance’s capital and liquidity, and indirectly affecting earnings if market changes constrict portfolio management alternatives available to Alliance or contribute to circumstances affecting the potential impairment of a security. Alliance monitors the prices of its investment securities at least once a month. Alliance manages this risk primarily by setting portfolio limits, including limits by issuer, by industry, by security type, and for the overall size of the corporate debt and equity security portfolios.

Liquidity and Capital Resources

Liquidity and Cash Flows.    Alliance’s primary source of funds is dividends received from Tolland Bank, and its primary uses of funds are dividends paid to shareholders and semi-annual interest payments on its trust preferred securities. In recent years, dividends from Tolland Bank have been paid from current period earnings of Tolland Bank, although additional amounts could be paid subject to regulatory restrictions as further described in Note 9 to the consolidated financial statements. In the past, Alliance has also issued trust preferred securities as a source of funds for additional equity investments in Tolland Bank to fund asset growth.

Tolland Bank’s primary liquidity needs are to fund loan originations and the use of credit commitments, along with deposit withdrawals and maturing borrowings. Tolland Bank manages its day-to-day liquidity by maintaining short-term investments and/or utilizing short-term borrowings. In addition to its FHLBB relationship, Tolland Bank maintains credit facilities for short-term borrowings and repurchase agreements. Additionally, Tolland Bank is eligible to obtain short-term advances from the Federal Reserve Bank of Boston. Over the year, loan originations and asset purchases are funded by amortization of loans and investments, as well as by deposit growth and FHLBB borrowings. In 2002, the primary uses of funds were the origination of loans, drawdowns on loan commitments, and purchases of investment securities. The primary sources of funds were growth in the various categories of deposits, securities sales and the liquidation of short-term investments. In the event of additional funding needs, Tolland Bank could choose to utilize its various credit sources, or obtain funds from the investment portfolio either by selling securities available for sale or obtaining loans collateralized by investment securities. Additionally, the portfolio of government guaranteed loans represents a readily marketable pool of assets, although Management has no present intent to sell these assets.

During 2002, short-term investments averaged $17 million. This generally provided Tolland Bank with ample liquidity for day-to-day operations, and there was accordingly minimal use of short-term FHLBB advances and other borrowings, which averaged $0.7 million. Tolland Bank expects to operate with a lower level of short-term investments and to have more reliance on short-term borrowings to manage daily liquidity in 2003. Tolland Bank did not encounter any unusual liquidity needs during 2002.

Capital Resources.    In 2002, Alliance achieved its long term objective of funding strong growth from internal operations while also improving capital levels and providing an enhanced cash return to shareholders.

Total shareholders’ equity increased by $3.5 million (16%) in 2002, following a $4.0 million (22%) increase in 2001. At December 31, 2002, the ratio of shareholders’ equity to total assets had increased to 6.2% from 5.7% a year earlier.

Capital ratios for Alliance and Tolland Bank exceeded all applicable regulatory requirements for all periods presented. At December 31, 2002, Alliance and Tolland Bank were “Well Capitalized”, the highest capital category defined by banking regulators. Alliance had $7.0 million outstanding in trust preferred securities at year-end 2002. These securities provide regulatory capital using an instrument with the lower costs associated with debt financing, as compared to equity financing. The Board assesses capital levels quarterly in accordance with the Capital and Dividends policy.

Book value per share increased to $9.58 at the end of 2002, compared to $8.58 at the end of 2001, and measured $10.83 excluding the ($1.25) per share in accumulated other net comprehensive loss at year-end 2002. Alliance declared total dividends of $0.286 per share in 2002, a 5% increase compared to the previous year. The dividend payout ratio measured 21% in 2002, compared to 24% in the prior year. The dividend yield was 1.4% based on the closing stock price of $20.15 at year-end 2002.

Financial Condition At December 31, 2001 And Results Of Operations For The Year Ended December 31, 2001

Alliance reported net income totaling $3.0 million for the year 2001, an 8% decrease from $3.2 million in the prior year. Earnings per share measured $1.12 in 2001, a 10% decrease from $1.24 in the prior year, on a diluted basis. Total dividends declared in 2001 were $0.273 per share, a 9% increase from $0.25 per share in 2000. Return on shareholders’ equity measured 14.8% in 2001, compared to 20.7% in the prior year.

Results for 2001 included a pre-tax charge of $515,000 to write down the carrying value of a debt security. This was a non-cash charge to earnings of an unrealized market loss which had previously been a direct deduction from shareholders’ equity.

Deposits grew by 8%, and loans grew by 10% in 2001. This growth in Alliance’s basic business, together with higher fee income, produced gains in operating earnings. This growth also produced an increasing share of business in Alliance’s expanding local market. This was achieved despite the tighter margins resulting from the steep drop in interest rates during 2001 and other effects from the onset of an economic slowdown.

Tolland Bank initiated improvements in fee-based services, including insurance products, commercial internet banking, Visa Check Cards, merchant card services and a new checking account product. Consolidations of Tolland Bank’s competitors continue to provide marketing opportunities to solicit new personal and commercial relationships.

The net interest margin decreased to 3.71% in 2001, compared to 4.02% in 2000 due to the 4.75% decline in short-term interest rates to a forty year low. The net interest margin fell to a low of 3.56% in the third quarter of the year, before increasing to 3.63% in the fourth quarter of 2001. Near the end of the year, the benefit of time deposit repricings began to offset the adverse effects of loan repricings, which responded more quickly to the sharp decline in short-term interest rates during the year.

Service charges and other income was up 14% in 2001. This reflected a higher volume of fee-based deposit and loan services, along with the benefit of commercial loan prepayment fees and penalty fees. Non-interest expense only increased by 4% in 2001 due to controls instituted to help offset tighter margins. Expense growth was tied to increased volumes, expanded marketing, and conversion related costs recorded in the first and fourth quarters.

For the year 2001, total assets increased by 10% due primarily to growth in loans and deposits. Total regular loans increased by 10% in 2001, with growth in both retail and commercial loans. Purchased assets (including investment securities and purchased government guaranteed loans) increased by 30%, reflecting the reinvestment of short-term investments primarily into government and mortgage-backed loans and securities. Deposit growth totaling 8% in 2001 included increases in all major categories except time accounts.

Tolland Bank had no foreclosed assets at December 31, 2001, and nonaccruing loans totaled $2.1 million (0.56% of total assets). The $3.7 million loan loss allowance measured 1.62% of total regular loans at year-end 2001. For the year 2001, net loan chargeoffs measured 0.01% of average loans, resulting in the fourth favorable consecutive year of net chargeoffs below 0.10% of average loans.

Shareholders’ equity totaled $22.1 million at December 31, 2001, increasing by 22% during the year. In addition to growth from retained earnings, shareholders’ equity also benefited from the net change in unrealized securities gains and losses, which provided additional net comprehensive income of $1.6 million for the year 2001. Book value per share was $8.58 at year-end 2001, compared to $7.06 at the prior year-end. Shareholders’ equity measured 5.7% of total assets at year-end 2001, up from 5.2% a year earlier. Alliance and Tolland Bank were deemed Well Capitalized based on their regulatory capital ratios at year-end 2001.

THE ACQUISITIONS OF CONNECTICUT BANCSHARES AND ALLIANCE

We decided to undertake the conversion in connection with our decisions to enter into separate, independent Agreements and Plans of Merger with Connecticut Bancshares and Alliance. Based on June 30, 2003 unaudited financials for all three organizations, the combined entity would have total assets of $5.32 billion, total deposits of $3.77 billion, and net loans of $3.15 billion. For pro forma income statements and balance sheets, see “PRO FORMA DATA” on page     . For historical financial information about Connecticut Bancshares, see “SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CONNECTICUT BANCSHARES on page      and the CONNECTICUT BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS on page F-CBI-             and for Alliance, see “SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ALLIANCE” on page     , and the ALLIANCE CONSOLIDATED FINANCIAL STATEMENTS on page F-ANE-            .

We believe that the acquisitions of Connecticut Bancshares, the parent of the Savings Bank of Manchester, and Alliance, the parent of Tolland Bank, further our expansion strategies regarding geographic market area, customer base and asset size, while maintaining our loan portfolio quality and relatively low cost of funds. Although both are savings banks, Connecticut Bancshares and Alliance have significant amounts of commercial loans, which furthers our goal of increasing such loans. We believe that our current product offerings and corporate culture will blend well with those of Connecticut Bancshares and Alliance, which will facilitate the integration of the three companies after the acquisitions.

Representatives of Connecticut Bancshares and New Haven Savings Bank began discussions about a possible combination in November 2002. Connecticut Bancshares’ President, Richard Meduski, and New Haven Savings Bank’s Chairman, President, and Chief Executive Officer, Peyton R. Patterson, as well as their respective financial advisors, Sandler O’Neill & Partners, L.P. and Ryan Beck & Co., Inc., held a series of informal discussions. In early March 2003, New Haven Savings Bank was permitted to perform certain preliminary due diligence based on materials provided by Connecticut Bancshares. New Haven Savings Bank held several meetings of its Board of Directors at which a potential transaction was discussed. On March 20, 2003, New Haven Savings Bank provided Connecticut Bancshares with a written preliminary indication of interest. Although Connecticut Bancshares expressed an interest in all cash consideration, given the size of Connecticut Bancshares, it became apparent that New Haven Savings Bank would have to raise additional capital to fund the acquisition. Discussions continued but due diligence was not completed and discussions were terminated by Connecticut Bancshares following its Board of Directors meeting on April 28, 2003, based on its view that the price proposed by New Haven Savings Bank was inadequate.

New Haven Savings Bank accepted the termination and did not attempt to resume discussions. Instead, New Haven Savings Bank turned its attention to Alliance, with which it had previously had informal and preliminary discussions of potential interest. We engaged in substantive discussions with Alliance during late April and early May concerning a possible combination. In evaluating a combination with Alliance, New Haven Savings Bank realized that an acquisition of both Alliance and Connecticut Bancshares would justify a higher valuation for both Alliance and Connecticut Bancshares, based on the higher market penetration and cost savings that could be achieved. We again contacted Connecticut Bancshares expressing interest in restarting negotiations. Following their receipt of a new written indication of interest from us dated June 11, 2003, Connecticut Bancshares agreed to resume negotiations.

Due diligence by New Haven Savings Bank proceeded in late May and June, first on Alliance, and then on Connecticut Bancshares. New Haven Savings Bank also arranged for Connecticut Bancshares and Alliance to review due diligence materials relating not only to New Haven Savings Bank but also with respect to each other. Draft agreements were prepared and negotiated between the parties. New Haven’s Board of Directors held meetings on June 11, 2003; June 26, 2003; July 8, 2003; July 11, 2003; and July 15, 2003 to review the results of due diligence, matters relating to the conversion and the transactions. In addition, our Audit Committee reviewed due diligence results relative to both Connecticut Bancshares and Alliance at meetings on July 8 and July 11, 2003. The boards of directors of all three institutions unanimously approved the mergers at their meetings on July 15, 2003. Our Board also approved the plan of conversion on that date.

The acquisitions will immediately expand our geographic market. We currently operate in a market that is, for the most part, separate from the market areas of both Connecticut Bancshares and Alliance. New Haven Savings Bank currently operates 36 branches in New Haven and Middlesex Counties. Connecticut Bancshares currently operates 28 branches in Hartford, Tolland and Windham Counties. Alliance currently operates eight branches in Tolland County and one in Hartford County. We will not be exiting any markets in which Connecticut Bancshares and Alliance operate, however, we will consider branch consolidations where appropriate after completing the acquisitions. We believe that the combination of New

Haven Savings Bank’s market area with those of Connecticut Bancshares and Alliance will enable us both to better serve our existing customers and to attract new customers. We also believe that the mergers represent a more cost-effective and efficient means of expansion into Hartford, Tolland and Windham Counties than attempting to establish new branches in those areas.

We expect that the complementary nature of New Haven Savings Bank’s market with those of Connecticut Bancshares and Alliance will create efficiencies in advertising and marketing and will enable us to reach a broader audience without proportional increases in marketing expense or changes in marketing strategies. For example, we expect to merge the electronic customer data bases of the three banks after the completion of the acquisitions, which will facilitate cross marketing opportunities through a better understanding of customer relationships and product use.

In 2004, we expect to adopt a change of name to NewAlliance Bank, which will align the holding company and bank names and will be more appropriate to the expanded geographic scope of our franchise.

Our Board of Directors believes that the combination with Connecticut Bancshares and Alliance will enhance the competitive position for the combined entities and will enable the resulting institution to compete more effectively than can the institutions alone. Among the factors considered by our Board were the following:

•	The ability of New Haven Savings Bank to expand its presence to Hartford, Tolland and Windham Counties;

•	The beneficial impact of the conversion and the acquisitions on the depositors, employees, customers and communities served by the three institutions.

•	The difficulty and expense of expanding our presence through de novo branching;

•	Information concerning the financial condition, results of operations, capital levels, asset quality and prospects of the combined institutions;

•	The ability to substantially increase our commercial and commercial real estate loans;

•	The ability to acquire two institutions with overlapping branch networks;

•	The general structure of the transactions and the compatibility of the respective managements and business philosophies;

•	The ability of the combined enterprise to compete; and

•	General industry and economic conditions.

In addition to enabling us to effect the acquisitions with Connecticut Bancshares and Alliance, the conversion will structure NewAlliance Bancshares in stock form, the organizational structure used by most business entities, including bank holding companies. The conversion will permit New Haven Savings Bank’s customers and members of the local New Haven community to share in the economic future of New Haven Savings Bank.

As a result of the acquisitions, two members of Connecticut Bancshares’ Board of Directors will be selected by our Board of Directors to serve on both the NewAlliance Bancshares and the New Haven Savings Bank Boards of Directors. In addition, we have agreed that Joseph H. Rossi, President and Chief Executive Officer of Alliance will serve on the Boards of Directors of both NewAlliance Bancshares and New Haven Savings Bank.

We anticipate that when the acquisitions are completed, most of the employees of Savings Bank of Manchester and Tolland Bank will become employees of New Haven Savings Bank. Former employees of those banks will be entitled to benefits generally afforded to our existing employees. We will be working to identify operational efficiencies that may be obtained through the consolidation of the entities in the acquisitions. It is anticipated that some management and support positions will be eliminated following the acquisitions. We have no continuing obligation under the terms of the mergers to retain any specific employees of Connecticut Bancshares or Alliance as our employees.

Pursuant to the terms of both the Connecticut Bancshares and the Alliance merger agreements, we have agreed to certain termination and release agreements with management personnel from both companies who have change of control agreements with their companies. The officers affected are Richard P. Meduski, Charles L. Pike, Douglas K. Anderson, Roger A. Sommerville, Nancy A. Elliott, Harry S. Gaucher, III, John H. Hamby, Michael J. Hartl, Dale B. Lynch,

Christopher Martin, Patricia McLaughlin, Brian A. Orenstein, John F. Smith, William T. Thomas, Joyce R. Trainer, and Carol L. Yungk of Connecticut Bancshares and Joseph H. Rossi, Patrick J. Logiudice, David H. Gonci, Gerald Coia, Cynthia Harris, Karen Ouimet-Matusek and Donald G. Lorusso of Alliance. Under their agreements with Connecticut Bancshares and Alliance, those persons are entitled to receive severance benefits following a “change in control”. The termination and release agreements specify the amounts of the change in control payments and other customary provisions. In addition, Messrs. Meduski, Pike, Anderson, Sommerville, Rossi, Logiuduce and Gonci have entered into Noncompetition Agreements with us. We estimate that the total change of control liability to the above to be approximately $39.7 million. [Notwithstanding these agreements, we have agreed to retain the services of              as              for a period of             .]

We have also agreed to indemnify those individuals who served as officers and directors of both Connecticut Bancshares and Alliance prior to the acquisitions and to the purchase of directors and officers “tail” liability coverage for that period subject to certain cost limitations. That insurance may also protect NewAlliance Bancshares and New Haven Savings Bank in connection with their obligations to indemnify those directors and officers.

The Connecticut Bancshares Acquisition

On July 15, 2003, our Board of Directors and the Board of Directors of Connecticut Bancshares approved an Agreement and Plan of Merger among New Haven Savings Bank, Connecticut Bancshares and its subsidiary Savings Bank of Manchester. The Connecticut Bancshares merger agreement provides that upon the completion of the conversion and the offering, Connecticut Bancshares will merge with and into NewAlliance Bancshares through an interim merger with a wholly-owned shell subsidiary of NewAlliance Bancshares formed for only that purpose. As a result of the Connecticut Bancshares acquisition, each share of Connecticut Bancshares common stock, par value $0.01 per share, and each option to purchase such a share, will automatically convert into the right to receive $52.00 per share in cash, subject to increase if the closing of the acquisition is delayed beyond March 31, 2004, by the amount of Connecticut Bancshares net income that exceeds dividends paid after that date. At the end of the acquisition process, Savings Bank of Manchester will be acquired by New Haven Savings Bank and both Connecticut Bancshares and Savings Bank of Manchester will cease to exist as separate entities.

The Connecticut Bancshares acquisition is expected to close at the same time as the consummation of the conversion and completion of the offering. The conversion and the Connecticut Bancshares acquisition are interdependent, and we do not expect to complete the offering as currently described unless and until all conditions to the consummation of the conversion and the Connecticut Bancshares acquisition have been satisfied or waived. The Connecticut Bancshares acquisition is subject to approval by Connecticut Bancshares’ shareholders [at a meeting scheduled to be held on December     , 2003], and by the Connecticut Banking Commissioner, the FDIC and FRB. We anticipate simultaneously completing the conversion, the offering, the Connecticut Bancshares acquisition and the Alliance acquisition in January of 2004.

The acquisition consideration payable to the Connecticut Bancshares shareholders was the result of arms length negotiations between New Haven Savings Bank and Connecticut Bancshares. In negotiating the acquisition consideration value, we considered a variety of matters including Connecticut Bancshares, franchise and market share, the historical stock price performance of Connecticut Bancshares’ common stock, Connecticut Bancshares’ historical and projected results of operation and financial condition, an analysis of the performance of a number of financial institutions considered to be a representative peer group on a variety of financial measures, potential cost savings resulting from the acquisition and the Alliance acquisition, and the terms of comparable acquisition transactions announced since January 1, 2002 involving thrifts located in the New England region.

On July 15, 2003, the closing sales price for Connecticut Bancshares’ common stock was $46.45 and the average closing sales price for the immediately preceding 15 trading days prior to the announcement of the entering into the merger agreement was $41.301. The acquisition consideration represented an 11.9% and 25.9% premium, respectively, to these amounts. At             , 2003, the last practicable date prior to mailing the prospectus, the closing sales price of Connecticut Bancshares’ common stock was $            .

Conditions To The Acquisition of Connecticut Bancshares

The Connecticut Bancshares merger agreement provides that consummation of the acquisition is subject to the satisfaction of certain conditions, or the waiver of certain conditions by NewAlliance Bancshares and New Haven Savings

Bank, on the one hand, and Connecticut Bancshares on the other. Each of the parties’ obligations under the Connecticut Bancshares merger agreement are subject to the following conditions, among others:

•	The receipt of all necessary regulatory approvals and the expiration of all waiting periods with respect to such approvals;

•	The conversion shall have been completed;

•	Approval of the merger agreement by the shareholders of Connecticut Bancshares;

•	Compliance with or satisfaction of all representations, warranties and agreements in the merger agreement, unless waived by the other party;

•	Filing of a certificate of merger with the Delaware Secretary of State with respect to the merger of Connecticut Bancshares with and into NewAlliance Bancshares;

•	The absence of any order, decree or injunction of a court or agency, restricting or making consummation of the acquisition illegal;

•	The accuracy in all material respects as of July 15, 2003 and as of the date of the completion of the acquisition of the representations and warranties of each party except:

•	As to any representation or warranty which specifically relates to an earlier date; or

•	(Subject to certain exceptions) any inaccuracies in the representations and warranties shall not prevent the satisfaction of this condition unless the cumulative effect of all such inaccuracies, taken in the aggregate, represent a material adverse change to the financial condition, results of operation or business of the affected party or materially impairs the ability of the affected party to consummate the acquisition or any of the transactions contemplated by the merger agreement; and

•	Receipt from New Haven Savings Bank and NewAlliance Bancshares, on the one hand, and Connecticut Bancshares, on the other, of certificates of its officers or others and other documents to evidence fulfillment of the conditions as the party receiving the certificates may reasonably request.

If either NewAlliance Bancshares or Connecticut Bancshares determines that a condition to its respective obligations to complete the acquisition cannot be fulfilled on or prior to termination of the merger agreement, it will promptly notify the other party. New Haven Savings Bank and Connecticut Bancshares agreed to promptly inform the other party of any facts applicable to it that would be likely to prevent or materially delay approval of the acquisition, the conversion or other transactions contemplated by the merger agreement by any regulatory authority or third party whose approval, non-objection or consent is required or which would otherwise prevent or materially delay completion of such transactions.

Conduct Of Business Prior To The Connecticut Bancshares Merger

New Haven Savings Bank and Connecticut Bancshares have agreed to conduct their respective businesses and engage in transactions only in the ordinary course of business and consistent with past practice except as expressly contemplated or permitted under the merger agreement or except with the prior written consent of the other party. Each of New Haven Savings Bank and Connecticut Bancshares has also agreed to use, and to cause each of their respective subsidiaries to use, its reasonable best efforts to preserve its business organization intact, to keep available to itself and the other parties the present services of its employees, and to preserve the goodwill of its customers and others with whom business relationships exist.

In addition, Connecticut Bancshares has agreed that, except as otherwise agreed to or as permitted by the merger agreement, it will not, and will cause each of its subsidiaries not to:

•	Declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination) in respect of the Connecticut Bancshares common stock, except for regular quarterly cash dividends at a rate not in excess of $0.18 per share through December 31, 2003 and $0.20 per share thereafter; provided, however, that Connecticut Bancshares’ subsidiaries will not be restricted in their ability to pay dividends on their capital stock to Connecticut Bancshares;

•

Issue any shares of its capital stock, other than upon exercise of options existing as of July 15, 2003 to purchase shares of Connecticut Bancshares common stock, or issue, grant, modify or authorize any warrants, options, rights or convertible securities or other arrangements or commitments which would obligate Connecticut Bancshares to issue or dispose of any of its capital stock or other ownership rights; purchase any shares of Connecticut Bancshares common stock; or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

•	Amend its certificate of incorporation, bylaws or similar organizational documents; impose, or suffer the imposition on any share of stock or other ownership interest held in a subsidiary of any lien, charge or encumbrance or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any material debt or claim;

•	Increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to, any of its directors, officers or employees, except:

•	As may be required pursuant to previously disclosed commitments existing on July 15, 2003;

•	As may be required by law; and

•	Merit increases made in accordance with past practices, normal cost-of-living increases and normal increases related to promotions or increased job responsibilities limited in the aggregate to 4% over existing levels;

•	Enter into or, except as may be required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit-sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to Connecticut Bancshares’ pension plan or employee stock ownership plan other than as required by law or regulation or in a manner and amount consistent with past practices and except as specifically provided in the agreement;

•	Enter into:

•	Any transaction, agreement, arrangement or commitment not made in the ordinary course of business;

•	Any agreement, indenture or other instrument relating to the borrowing of money or guarantee of any such obligation, except in the case of Savings Bank of Manchester for deposits, borrowings from the FHLB, federal funds purchased and securities sold under agreements to repurchase in the ordinary course of business consistent with past practice;

•	Make any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate, other than pursuant to binding commitments existing on July 15, 2003;

•	File any applications or make any contract with respect to branching or site location or relocation;

•	Enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

•	Change or modify in any material respect any of its lending or investment policies, except to the extent required by law or an applicable regulatory authority; or make any loans in excess of those limits contained in the Connecticut Bancshares merger agreement;

•	Enter into any futures contract, option contract, interest rate cap, interest rate floor, interest rate exchange agreement or other agreement for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	Take any action that would result in any of the representations and warranties contained in the merger agreement not to be true and correct in any material respect at the date of completion of the acquisition or that would cause any of the conditions to consummation of the acquisition from being satisfied;

•	Materially increase or decrease the rate of interest paid on time deposits or certificates of deposit except in a manner and pursuant to policies consistent with past practices; or

•	Agree to do any of the foregoing.

Connecticut Bancshares’ Board Of Directors’ Agreement To Recommend The Connecticut Bancshares Merger Agreement

Connecticut Bancshares agreed to take all action necessary to convene as soon as reasonably practicable a meeting of shareholders to consider and vote upon the approval of the merger agreement. In addition, the merger agreement requires

Connecticut Bancshares’ Board of Directors to recommend that Connecticut Bancshares’ shareholders approve the merger agreement at all times prior to and during the meeting of Connecticut Bancshares’ shareholders at which the merger agreement is to be considered by them. Nothing in the merger agreement, however, prevents the Connecticut Bancshares’ Board of Directors from withholding, withdrawing, amending or modifying its recommendation if it determines, after consultation with its outside counsel, that such action is legally required in order for the directors of Connecticut Bancshares to comply with their fiduciary duties to the Connecticut Bancshares’ shareholders under applicable law.

Connecticut Bancshares Shareholder Agreements

Each director of Connecticut Bancshares entered into a shareholder agreement with New Haven Savings Bank pursuant to which each director agreed that at any meeting of the shareholders of Connecticut Bancshares, or in connection with any written consent of the shareholders of Connecticut Bancshares, the director shall:

•	appear at such meeting or otherwise cause all shares of Connecticut Bancshares common stock owned by him or her to be counted as present for purposes of calculating a quorum; and

•	vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all shares of Connecticut Bancshares common stock beneficially owned by him or her or as to which he or she has directly or indirectly, the right to direct the voting:

•	in favor of adoption and approval of the merger agreement and the acquisition;

•	against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Connecticut Bancshares contained in the merger agreement or of the director contained in the shareholder agreement; and

•	against any acquisition proposal from a third party or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Connecticut Bancshares acquisition or the shareholder agreement.

Each Connecticut Bancshares director also agreed not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares of Connecticut Bancshares common stock owned by him or her prior to the meeting at which shareholders of Connecticut Bancshares will consider the merger agreement, except as may be permitted under the terms of the termination and release agreement between each Connecticut Bancshares director and New Haven Savings Bank.

The shareholder agreements will remain in effect until the earlier of the effective time of the Connecticut Bancshares acquisition or the termination of the Connecticut Bancshares merger agreement in accordance with its terms.

Third Party Proposals To Acquire Connecticut Bancshares

The Connecticut Bancshares merger agreement provides that neither Connecticut Bancshares nor any of its subsidiaries shall, and that Connecticut Bancshares shall direct and use its reasonable best efforts to cause its and each of its subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an acquisition proposal by a third party which means any proposal or offer with respect to any of the following (other than the transactions contemplated by the Connecticut Bancshares merger agreement):

•	Any merger, consolidation, share exchange, business combination, or other similar transaction involving Connecticut Bancshares or any of its subsidiaries;

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the consolidated assets, in a single transaction or series of transactions, of Connecticut Bancshares or any of its subsidiaries;

•	Any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Connecticut Bancshares or any of its subsidiaries or the filing of a registration statement in connection with such transaction; or

•	Any public announcement of a proposal, plan or intention to do any of these things or any agreement to engage in any of these things.

Connecticut Bancshares also agreed that neither it nor any of its subsidiaries shall, and that Connecticut Bancshares shall direct and use its reasonable best efforts to cause its and each of its subsidiary’s directors, officer, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussion with, any person relating to an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal. However, nothing in the merger agreement prevents Connecticut Bancshares or its board of directors from:

•	Complying with its disclosure obligations under federal or state law;

•	Providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the Connecticut Bancshares board of directors receives from the person so requesting such information an executed confidentiality agreement the terms of which are substantially similar to the confidentiality agreement that New Haven Savings Bank and Connecticut Bancshares entered into;

•	Engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	Recommending such an acquisition proposal to the shareholders of Connecticut Bancshares;

if and only to the extent that in each of the last three cases referred to above, (1) the Connecticut Bancshares Board of Directors determines in good faith after consultation with outside counsel that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (2) the Connecticut Bancshares Board of Directors determines in good faith after consultation with its financial advisor that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to Connecticut Bancshares’ shareholders from a financial point of view than the acquisition with NewAlliance Bancshares. Connecticut Bancshares is required to notify New Haven Savings Bank immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with Connecticut Bancshares or any of its representatives.

In the event Connecticut Bancshares does receive a superior proposal meeting the above criteria, Connecticut Bancshares must notify New Haven Savings Bank in writing of its intent to terminate the merger agreement and to enter into an agreement with respect to or recommend acceptance of the superior proposal. New Haven Savings Bank shall have five business days to evaluate and respond to Connecticut Bancshares’ notice. If New Haven Savings Bank notifies Connecticut Bancshares prior to the expiration of the five-day period that it will increase the value of the consideration to be paid in the acquisition to an amount at least equal to that of the superior proposal, Connecticut Bancshares cannot terminate the merger agreement to accept the superior proposal or recommend its shareholders accept the superior proposal. Connecticut Bancshares shall have five business days to evaluate New Haven Savings Bank’s proposal to increase the value of the consideration. In the event the Connecticut Bancshares Board of Directors determines in good faith, upon advice of its financial advisor and outside counsel, that the proposal by New Haven Savings Bank to increase the value of the acquisition consideration is not at least equal to the superior proposal, Connecticut Bancshares can terminate the merger agreement with New Haven Savings Bank or recommend that its shareholders accept the superior proposal. In the event the superior proposal involves consideration consisting of securities, in whole or in part, New Haven Savings Bank’s proposal shall be deemed to be at least equal to the superior proposal if the New Haven Savings Bank proposal offers consideration that equals or exceeds the consideration being offered to Connecticut Bancshares’ shareholders by the superior proposal, valuing the securities being offered by the superior proposal at their cash equivalent based upon either (1) the average trading price of such securities for the 20 trading days immediately preceding the submission of New Haven Savings Bank’s proposal or (2) if the securities are not traded on a nationally recognized exchange or will be newly issued securities of a class not then trading on a nationally recognized exchange, by the written valuation of such securities by a nationally recognized banking firm.

Representations And Warranties In The Connecticut Bancshares Merger Agreement

The Connecticut Bancshares merger agreement contains representations and warranties of New Haven Savings Bank and Connecticut Bancshares which are customary in acquisition transactions, including, but not limited to, representations and warranties concerning the organization and capitalization of New Haven Savings Bank and Connecticut Bancshares and their respective subsidiaries; the due authorization, execution, delivery and enforceability of the merger agreement, the consent or approvals required, and the lack of conflicts or violations under applicable articles of incorporation, articles of association, bylaws, instruments and laws, with respect to the transactions contemplated by the merger agreement; the absence of material adverse changes; the documents to be filed with the SEC and other regulatory agencies; and with respect to Connecticut Bancshares and its subsidiaries, the conduct of business in the ordinary course and absence of certain changes; the financial statements; the compliance with laws; and the allowance for loan losses and other real estate owned. The representations and warranties of New Haven Savings Bank and Connecticut Bancshares will not survive beyond the completion of the acquisition. If the merger agreement is terminated without completion of the merger, there will be no liability on the part of any parties to the merger agreement except in certain circumstances as discussed below and except that no party shall be relieved from any liability arising out of a willful misrepresentation in the merger agreement. See “Termination and Amendment of the Connecticut Bancshares Merger Agreement” on page     .

New Haven Savings Bank and Connecticut Bancshares agreed to promptly supplement or amend any information previously disclosed and delivered to the other party in connection with the merger agreement (1) with respect to any matter arising after the date of the merger agreement which, if it had been known at the date the merger agreement was entered into, would have been required to have been disclosed to the other party or (2) to correct information previously disclosed. Such amendment or supplement will not be deemed to have modified the representations, warranties and covenants of the parties to the merger agreement for purposes of determining whether the conditions to closing have been satisfied.

Termination And Amendment Of The Connecticut Bancshares Merger Agreement

The Connecticut Bancshares merger agreement may be terminated prior to the completion of the acquisition by the mutual written consent of New Haven Savings Bank and Connecticut Bancshares or, subject to certain exceptions in the merger agreement:

•	By either New Haven Savings Bank or Connecticut Bancshares in the event of:

•	Failure of Connecticut Bancshares’ shareholders to approve the merger agreement after a vote taken thereon at a meeting called for such purpose;

•	A material breach by the other party of any material covenant or undertaking if such breach would have a material adverse effect on the financial condition, results of operation or business of the party or materially impairs the ability of the other party to consummate the acquisition or any transactions contemplated by the merger agreement and such breach has not been timely cured after notice;

•	Any material breach of any representation or warranty of the other party if such breach would have a material adverse effect on the financial condition, results of the operation or business of the party or materially impairs the ability of the other party to consummate the acquisition or any transactions contemplated by the merger agreement and such breach has not been timely cured after notice;

•	If any approval, consent or waiver of a governmental authority required to permit consummation of the merger, the conversion or the other transactions contemplated by the merger agreement has been denied or any governmental authority of competent jurisdiction has issued a final unappealable order prohibiting completion of the merger, the conversion or the other transactions contemplated by the merger agreement; or

•	The acquisition is not completed by October 15, 2004, provided that this right to terminate shall not be available to any party whose failure to perform an obligation in accordance with the merger agreement resulted in the acquisition not being completed by this date;

•	By New Haven Saving Bank in the event:

•	The Board of Directors of Connecticut Bancshares fails to call, give notice of, convene and hold a meeting of its shareholders to consider and vote upon the approval of the merger agreement or has failed, prior to holding the meeting of Connecticut Bancshares’ shareholders to consider the merger agreement, to recommend approval of the merger agreement or has modified or change its recommendation in a manner adverse to New Haven Savings Bank;

•	Connecticut Bancshares has failed, prior to holding the meeting of Connecticut Bancshares’ shareholders to consider the merger agreement, to comply with its agreement not to solicit a competing acquisition transaction; or

•	A tender or exchange offer for 25% or more of the outstanding shares of common stock of Connecticut Bancshares is started and the Board of Directors of Connecticut Bancshares either recommends that Connecticut Bancshares’ shareholders tender their shares or fails to recommend that its shareholders reject such tender offer or exchange offer within specified time frames; and

•	By Connecticut Bancshares in the event:

•	Connecticut Bancshares has, prior to holding the meeting of Connecticut Bancshares’ shareholders to consider and approve the merger agreement, notified New Haven Savings Bank that it intends to enter into a merger agreement with another entity with respect to a superior proposal; provided, however, that Connecticut Bancshares may only terminate the merger agreement under this provision in the event that Connecticut Bancshares has provided written notice of such superior proposal to New Haven Savings Bank and New Haven Savings Bank has not within five business days submitted a proposal to Connecticut Bancshares that its board of directors believes is at least equal to the superior proposal (see “Third Party Proposals to Acquire Connecticut Bancshares” on page ).

In the event of the termination of the Connecticut Bancshares merger agreement, as provided above, the merger agreement shall become void and have no effect, and there will be no liability on the part of any party to the merger agreement or their respective officers or directors, except that certain provisions regarding confidential information, expenses and termination fees shall survive and remain in full force and effect; and no party shall be relieved from any liability arising out of the willful breach by such party of any covenant or agreement of it or the willful misrepresentation in the merger agreement of any material fact.

The merger agreement provides that Connecticut Bancshares must pay New Haven Savings Bank a $30.0 million termination fee if the merger agreement is terminated by:

•	New Haven Savings Bank, because Connecticut Bancshares has breached its covenant not to solicit a competing acquisition transaction, or Connecticut Bancshares’ Board of Directors has failed to recommend approval of the merger agreement, withdrawn such recommendation or changed its recommendation in a manner adverse to New Haven Savings Bank or Connecticut Bancshares has failed to call, give notice of, convene and hold a meeting of its shareholders to consider and vote upon the approval of the merger agreement;

•	New Haven Savings Bank, because a tender or exchange offer for Connecticut Bancshares common stock has been commenced and Connecticut Bancshares’ Board of Directors has either recommended that shareholders of Connecticut Bancshares tender their shares or otherwise failed to recommend that shareholders reject such tender or exchange offer;

•	New Haven Savings Bank, due to a material breach by Connecticut Bancshares of representation or warranty or a material covenant contained in the merger agreement and such breach would have a material adverse effect on Connecticut Bancshares and such breach is not timely cured after notice; or by New Haven Savings Bank or Connecticut Bancshares in the event the merger agreement is not approved by Connecticut Bancshares’ shareholders after a vote thereon at a meeting called for such purpose and in each case at the time of such termination (or prior to the holding of the Connecticut Bancshares’ shareholders meeting to consider the merger agreement in the case of termination as a result of Connecticut Bancshares’ Board of Directors not approving the merger agreement) an acquisition proposal (or the intention to make an acquisition proposal) has been publicly announced or otherwise made known to Connecticut Bancshares’ senior management or its board of directors; or

•	Connecticut Bancshares, to enter into an acquisition agreement with respect to a superior proposal.

If the termination fee becomes payable by Connecticut Bancshares pursuant to a termination under any one of the first three bullets above, the merger agreement provides that Connecticut Bancshares must pay New Haven Savings Bank $10.0 million on the third business day following termination and if within 18 months after such termination, Connecticut Bancshares or one of its subsidiaries enters into an agreement with respect to or consummates an acquisition transaction, Connecticut Bancshares must pay New Haven Savings Bank the remaining $20.0 million on the date of execution of such agreement for such acquisition transaction. If the termination fee becomes payable due to the fourth bullet, the entire termination fee is due within three business days following the termination of the merger agreement.

Under the terms of the merger agreement, New Haven Savings Bank must pay a $30.0 million special payment fee to Connecticut Bancshares if the merger agreement is terminated by Connecticut Bancshares because:

•	New Haven Savings Bank and NewAlliance Bancshares do not receive all regulatory approvals required to complete the merger, the conversion and the other transactions contemplated by the merger agreement or any regulatory authority shall have issued a final, nonappealable order enjoining or prohibiting completion of the merger, the conversions or other transactions contemplated by the merger agreement;

•	The acquisition is not consummated by October 15, 2004; or

•	Connecticut Bancshares has terminated the merger agreement because New Haven Savings Bank has intentionally and willfully breached any of the representations and warranties or agreements it made in the merger agreement.

However, New Haven Savings Bank shall not be required to pay such fee if at the time of termination of the merger agreement, Connecticut Bancshares had materially breached its representations, warranties or covenants or if the failure to obtain any required regulatory approvals, waivers or authorizations was the result of facts or circumstances relating to Connecticut Bancshares or its subsidiaries. In addition, Connecticut Bancshares will be required to return to New Haven Savings Bank one-half of the $30.0 million fee paid by New Haven Savings Bank if, prior to the earlier of October 15, 2006 or two years from Connecticut Bancshares demand for payment of the $30.0 million fee, Connecticut Bancshares completes any acquisition or merger transaction for merger consideration in excess of $51.60 per share.

The Connecticut Bancshares merger agreement may be amended or supplemented at any time by mutual agreement of the parties to the merger agreement, subject to certain limitations.

The Alliance Acquisition

Also on July 15, 2003, our Board of Directors and the Board of Directors of Alliance independently approved an Agreement and Plan of Merger among New Haven Savings Bank, Alliance and Tolland Bank, Alliance’s bank subsidiary. The Alliance merger agreement provides that upon completion of the conversion and the offering, Alliance will merge with and into NewAlliance Bancshares. As a result of the Alliance acquisition, each share of Alliance common stock, par value $0.01 per share, and each option to purchase such a share, will automatically convert into and become exchangeable for, at the election of the holder, either $25.00 in cash (provided that no more than 25% of the aggregate consideration to the Alliance shareholders consists of cash) or $25.00 worth of NewAlliance Bancshares common stock, currently 2.5 shares of NewAlliance Bancshares common stock assuming a $10.00 per share price. The value to Alliance shareholders will increase by $0.01 per day if the closing of the Alliance acquisition is delayed beyond March 31, 2004. In addition, if as of August 16, 2004, New Haven Savings Bank is unable or unwilling to complete the conversion and the merger by year-end 2004, Alliance will have a one time opportunity to elect to have the acquisition consideration be converted into only cash in the amount of $30.00 per share of Alliance common stock, or option for the purchase of such share, also increased by the $0.01 per day adjustment, instead of the $25.00 per share amount and instead of the NewAlliance Bancshares common stock. We expect the Alliance acquisition to be completed at the same time the offering is completed. While the Alliance acquisition and the conversion are related, the conversion is not dependent on the Alliance acquisition, and we expect to complete the conversion and the offering regardless of the status of the Alliance acquisition at the time that all conditions to the consummation of the conversion have been satisfied or waived. The Alliance acquisition is subject to the approval of the Alliance shareholders [at a special meeting scheduled to be held on December     , 2003], and by the Connecticut Department of Banking, the FDIC and the FRB. We anticipate simultaneously completing the conversion, the offering, the Alliance acquisition and the Connecticut Bancshares acquisition in January of 2004.

The acquisition consideration payable to the Alliance shareholders was the result of arms length negotiations between New Haven Savings Bank and Alliance. In negotiating the acquisition consideration value, we considered a variety of matters including Alliance franchise and market share, the historical stock price performance of Alliance’s common stock, Alliance’s historical and projected results of operation and financial condition, an analysis of the performance of a number of financial institutions considered to be a representative peer group on a variety of financial measures, potential cost savings resulting from the acquisition and the Connecticut Bancshares acquisition, and the terms of comparable acquisition transactions announced since January 1, 2002 involving thrifts located in the New England region.

On July 15, 2003, the closing sales price for Alliance’s common stock was $26.40 and the average closing sales price for the immediately preceding 15 trading days prior to the announcement of the entering into the merger agreement was $23.873. The acquisition consideration represented a discount of 5.3% and a premium of 4.7%, respectively. Since July 16, 2003 (the date the acquisition was announced), the closing sales price of Alliance’s common stock has been as high as $           and as of             , 2003, the last practicable date prior to mailing the prospectus, the closing sales price of Alliance’s common stock was $            .

Conditions To The Alliance Acquisition

The Alliance merger agreement provides that consummation of the acquisition is subject to the satisfaction of certain conditions, or the waiver of certain conditions by NewAlliance Bancshares and New Haven Savings Bank, on the one hand, and Alliance on the other. Each of the parties’ obligations under the Alliance merger agreement are subject to the following conditions, among others:

•	Receipt of all necessary regulatory approvals and the expiration of all waiting periods with respect to such approvals;

•	The conversion shall have been completed, unless Alliance shall have elected to convert the acquisition consideration to cash;

•	Approval of the merger agreement by the shareholders of Alliance;

•	Approval by the corporators of New Haven;

•	Compliance with or satisfaction of all representations, warranties, covenants and agreements in the merger agreement, unless waived by the other party;

•	Filing of a certificate of merger with the Delaware Secretary of State with respect to the merger of Alliance with and into NewAlliance Bancshares;

•	The absence of any order, decree or injunction of a court or agency, restricting or making consummation of the acquisition illegal;

•	The accuracy in all material respects as of July 15, 2003 and as of the date of the completion of the acquisition of the representations and warranties of each party except:

•	As to any representation or warranty which specifically relates to an earlier date; or

•	(Subject to certain exceptions) any inaccuracies in the representations and warranties shall not prevent the satisfaction of this condition unless the cumulative effect of all such inaccuracies, taken in the aggregate, represent a material adverse change to the financial condition, results of operation or business of the affected party or materially impairs the ability of the affected party to consummate the acquisition or any of the transactions contemplated by the merger agreement; and

•	Receipt from New Haven Savings Bank and NewAlliance Bancshares, on the one hand, and Alliance, on the other, of certificates of its officers or others and other documents to evidence fulfillment of the conditions as the party receiving the certificates may reasonably request.

•	No event has occurred since December 31, 2002 which would have a material adverse effect on New Haven or Alliance.

If either NewAlliance Bancshares or Alliance determines that a condition to its respective obligations to complete the acquisition cannot be fulfilled on or prior to termination of the merger agreement, it will promptly notify the other party. New Haven Savings Bank and Alliance agreed to promptly inform the other party of any facts applicable to it that would be likely to prevent or materially delay approval of the acquisition, the conversion or other transactions contemplated by the merger agreement by any regulatory authority or third party whose approval, non-objection or consent is required or which would otherwise prevent or materially delay completion of such transactions.

Conduct Of Business Prior To The Alliance Acquisition

New Haven Savings Bank and Alliance have agreed to conduct their respective businesses and engage in transactions only in the ordinary course of business and consistent with past practice except as expressly contemplated or permitted under the merger agreement or except with the prior written consent of the other party. Each of New Haven Savings Bank and Alliance has also agreed to use, and to cause each of their respective subsidiaries to use, its reasonable best efforts to preserve its business organization intact, to keep available to itself and the other parties the present services of its employees, and to preserve the goodwill of its customers and others with whom business relationships exist.

In addition, Alliance has agreed that, except as otherwise agreed to or as permitted by the merger agreement, it will not, and will cause each of its subsidiaries not to:

•	Declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination) in respect of the Alliance common stock, except for regular quarterly cash dividends at a rate not in excess of $0.075 per share through December 31, 2003 and $0.085 per share thereafter; provided, however, that Alliance’s subsidiaries will not be restricted in their ability to pay dividends on their capital stock to Alliance;

•	Issue any shares of its capital stock, other than upon exercise of options existing as of July 15, 2003 to purchase shares of Alliance common stock, or issue, grant, modify or authorize any warrants, options, rights or convertible securities or other arrangements or commitments which would obligate Alliance to issue or dispose of any of its capital stock or other ownership rights; purchase any shares of Alliance common stock; or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

•	Amend its certificate of incorporation, bylaws or similar organizational documents; impose, or suffer the imposition on any share of stock or other ownership interest held in a subsidiary of any lien, charge or encumbrance or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any material debt or claim;

•	Increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to, any of its directors, officers or employees, except:

•	As may be required pursuant to previously disclosed commitments existing on July 15, 2003;

•	As may be required by law; and

•	Merit increases made in accordance with past practices, normal cost-of-living increases and normal increases related to promotions or increased job responsibilities limited in the aggregate to 4% over existing levels;

•	Enter into or, except as may be required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit-sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to Alliance’s pension plan or employee stock ownership plan other than as required by law or regulation or in a manner and amount consistent with past practices and except as specifically provided in the agreement;

•	Enter into:

•	Any transaction, agreement, arrangement or commitment not made in the ordinary course of business;

•	Any agreement, indenture or other instrument relating to the borrowing of money or guarantee of any such obligation, except in the case of Tolland Bank for deposits, borrowings from the FHLB, federal funds purchased and securities sold under agreements to repurchase in the ordinary course of business consistent with past practice;

•	Make any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate, other than pursuant to binding commitments existing on July 15, 2003;

•	File any applications or make any contract with respect to branching or site location or relocation;

•	Enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

•	Change or modify in any material respect any of its lending or investment policies, except to the extent required by law or an applicable regulatory authority; or make any loans in excess of those limits contained in the Alliance merger agreement, unless authorized by New Haven;

•	Enter into any futures contract, option contract, interest rate cap, interest rate floor, interest rate exchange agreement or other agreement for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	Take any action that would result in any of the representations and warranties contained in the merger agreement not to be true and correct in any material respect at the date of completion of the acquisition or that would cause any of the conditions to consummation of the acquisition from being satisfied;

•	Materially increase or decrease the rate of interest paid on time deposits or certificates of deposit except in a manner and pursuant to policies consistent with past practices; or

•	Agree to do any of the foregoing.

Board Of Directors’ Agreement To Recommend The Alliance Merger Agreement

Alliance agreed to take all action necessary to convene as soon as reasonably practicable a meeting of shareholders to consider and vote upon the approval of the merger agreement. In addition, the merger agreement requires Alliance’s Board of Directors to recommend that Alliance shareholders approve the merger agreement at all times prior to and during the meeting of Alliance’s shareholders at which the merger agreement is to be considered by them. However, nothing in the merger agreement prevents Alliance’s Board of Directors from withholding, withdrawing, amending or modifying its recommendation if it determines, after consultation with its outside counsel, that such action is legally required in order for the directors of Alliance to comply with their fiduciary duties to the Connecticut Bancshares’ shareholders under applicable law.

Alliance Shareholder Agreements

Each director of Alliance entered into a shareholder agreement with New Haven Savings Bank pursuant to which each director agreed that at any meeting of the shareholders of Alliance, or in connection with any written consent of the shareholders of Alliance, the director shall:

•	appear at such meeting or otherwise cause all shares of Alliance common stock owned by him or her to be counted as present for purposes of calculating a quorum; and

•	vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all shares of Alliance common stock beneficially owned by him or her or as to which he or she has directly or indirectly, the right to direct the voting:

•	in favor of adoption and approval of the merger agreement and the merger,

•	against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Alliance contained in the merger agreement or of the director contained in the shareholder agreement, and

•	against any acquisition proposal from a third party or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the acquisition or the shareholder agreement.

Each Alliance director also agreed not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares of Connecticut Bancshares common stock owned by him or her prior to the meeting at which shareholders of Connecticut Bancshares will consider the merger agreement.

The shareholder agreements will remain in effect until the earlier of the effective time of the Alliance acquisition or the termination of the Alliance merger agreement in accordance with its terms.

Third Party Proposals To Acquire Alliance

The Alliance merger agreement provides that neither Alliance nor any of its subsidiaries shall, and that Alliance shall direct and use its reasonable best efforts to cause its and each of its subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an acquisition proposal by a third party which means any proposal or offer with respect to any of the following (other than the transactions contemplated by the Alliance merger agreement):

•	Any merger, consolidation, share exchange, business combination, or other similar transaction involving Alliance or any of its subsidiaries;

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the consolidated assets, in a single transaction or series of transactions, of Alliance or any of its subsidiaries;

•	Any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Alliance or any of its subsidiaries or the filing of a registration statement in connection with such transaction; or

•	Any public announcement of a proposal, plan or intention to do any of these things or any agreement to engage in any of these things.

Alliance also agreed that neither it nor any of its subsidiaries shall, and that Alliance shall direct and use its reasonable best efforts to cause its and each of its subsidiary’s directors, officer, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussion with, any person relating to an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal. However, nothing in the merger agreement prevents Alliance or its board of directors from:

•	Complying with its disclosure obligations under federal or state law;

•	Providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the Alliance Board of Directors receives from the person so requesting such information an executed confidentiality agreement the terms of which are substantially similar to the confidentiality agreement that New Haven Savings Bank and Alliance entered into;

•	Engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	Recommending such an acquisition proposal to the shareholders of Alliance;

if and only to the extent that in each of the last three cases referred to above, (1) the Alliance Board of Directors determines in good faith after consultation with outside counsel that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (2) the Alliance Board of Directors determines in good faith after consultation with its financial advisor that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to Alliance shareholders from a financial point of view than the acquisition by NewAlliance Bancshares. Alliance is required to notify New Haven Savings Bank orally within one business day if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with Alliance or any of its representatives.

In the event Alliance in good faith after consulting its financial adviser and outside counsel and the Board of Directors of Alliance does receive a superior proposal meeting the above criteria, Alliance must notify New Haven Savings Bank in writing of its intent to terminate the merger agreement and to enter into an agreement with respect to or recommend acceptance of the superior proposal. New Haven Savings Bank shall have five business days to evaluate and respond to Alliance’s notice. If New Haven Savings Bank notifies Alliance prior to the expiration of the five-day period that it will increase the value of the consideration to be paid in the acquisition to an amount at least equal to that of the superior proposal, Alliance cannot terminate the merger agreement to accept the superior proposal or recommend its shareholders accept the superior proposal. Alliance shall have five business days to evaluate New Haven Savings Bank’s proposal to increase the value of the consideration. In the event the Alliance Board of Directors determines in good faith, upon advice of its financial advisor and outside counsel, that the proposal by New Haven Savings Bank to increase the value of the acquisition consideration is not at least equal to the superior proposal, Alliance can terminate the merger agreement with New Haven Savings Bank or recommend that its shareholders accept the superior proposal. In the event the superior proposal involves consideration consisting of securities, in whole or in part, New Haven Savings Bank’s proposal shall be deemed to be at least equal to the superior proposal if the New Haven Savings Bank proposal offers consideration that equals or exceeds the consideration being offered to Alliance’s shareholders by the superior proposal, valuing the securities being offered by the superior proposal at their cash equivalent based upon either (1) the average trading price of such securities for the 20 trading days immediately preceding the submission of New Haven Savings Bank’s proposal or (2) if the securities are not traded on a nationally recognized exchange or will be newly issued securities of a class not then trading on a nationally recognized exchange, by the written valuation of such securities by a nationally recognized banking firm.

Representations And Warranties In The Alliance Merger Agreement

The merger agreement contains representations and warranties of New Haven Savings Bank and Alliance which are customary in acquisition transactions, including, but not limited to, representations and warranties concerning the organization and capitalization of New Haven Savings Bank and Alliance and their respective subsidiaries; the due authorization, execution, delivery and enforceability of the merger agreement, the consent or approvals required, and the lack of conflicts or violations under applicable articles of incorporation, articles of association, bylaws, instruments and laws, with respect to the transactions contemplated by the merger agreement; the absence of material adverse changes; the documents to be filed with the SEC and other regulatory agencies; and with respect to Alliance and its subsidiaries, the conduct of business in the ordinary course and absence of certain changes; the financial statements; the compliance with laws; and the allowance for loan losses and other real estate owned. The representations and warranties of New Haven Savings Bank and Alliance will not survive beyond the completion of the acquisition. If the merger agreement is terminated without completion of the merger, there will be no liability on the part of any parties to the merger agreement except in certain circumstances as discussed below and except that no party shall be relieved from any liability arising out of a willful misrepresentation in the merger agreement. See “Termination and Amendment of the Alliance Merger Agreement” on page     .

New Haven Savings Bank and Alliance agreed to promptly supplement or amend any information previously disclosed and delivered to the other party in connection with the merger agreement (1) with respect to any matter arising after the date of the merger agreement which, if it had been known at the date the merger agreement was entered into, would have been required to have been disclosed to the other party or (2) to correct information previously disclosed. Such amendment or supplement will not be deemed to have modified the representations, warranties and covenants of the parties to the merger agreement for purposes of determining whether the conditions to closing have been satisfied.

Termination And Amendment Of The Alliance Merger Agreement

The Alliance merger agreement may be terminated prior to the completion of the acquisition by the mutual written consent of New Haven Savings Bank and Alliance or, subject to certain exceptions set forth in the merger agreement:

•	By either New Haven Savings Bank or Alliance in the event of:

•	Failure of Alliance’s shareholders to approve the merger agreement after a vote taken thereon at a meeting called for such purpose;

•	A material breach by the other party of any material covenant or undertaking if such breach would have a material adverse effect on the financial condition, results of operation or business of the party or materially impairs the ability of the other party to consummate the acquisition or any transactions contemplated by the merger agreement and such breach has not been timely cured after notice;

•	Any material breach of any representation or warranty of the other party if such breach would have a material adverse effect on the financial condition, results of the operation or business of the party or materially impairs the ability of the other party to consummate the acquisition or any transactions contemplated by the merger agreement and such breach has not been timely cured after notice;

•	If any approval, consent or waiver of a governmental authority required to permit consummation of the merger, the conversion or the other transactions contemplated by the merger agreement has been denied or any governmental authority of competent jurisdiction has issued a final unappealable order prohibiting completion of the merger, the conversion or the other transactions contemplated by the merger agreement; or

•	The acquisition is not completed by December 31, 2004, provided that this right to terminate shall not be available to any party whose failure to perform an obligation in accordance with the merger agreement resulted in the acquisition not being completed by this date;

•	By New Haven Saving Bank in the event:

•	The board of directors of Alliance fails to call, give notice of, convene and hold a meeting of its shareholders to consider and vote upon the approval of the merger agreement or has failed, prior to holding the meeting of Alliance’s shareholders to consider the merger agreement, to recommend approval of the merger agreement or has modified or change its recommendation in a manner adverse to New Haven Savings Bank;

•	Alliance has failed, prior to holding the meeting of Alliance’s shareholders to consider the merger agreement, to comply with its agreement not to solicit a competing acquisition transaction; or

•	A tender or exchange offer for 25% or more of the outstanding shares of common stock of Alliance is started and the board of directors of Alliance either recommends that Alliance’s shareholders tender their shares or fails to recommend that its shareholders reject such tender offer or exchange offer within specified time frames; and

•	By Alliance in the event:

•	Alliance has, prior to holding the meeting of Alliance’s shareholders to consider and approve the merger agreement, notified New Haven Savings Bank that it intends to enter into an acquisition agreement with another entity with respect to a superior proposal; provided, however, that Alliance may only terminate the merger agreement under this provision in the event that Alliance has provided written notice of such superior proposal to New Haven Savings Bank and New Haven Savings Bank has not within five business days submitted a proposal to Alliance that New Haven Savings Bank’s Board of Directors believes is at least equal to the superior proposal (see “Third Party Proposals to Acquire Alliance” on page ).

In the event of the termination of the Alliance merger agreement, as provided above, the merger agreement shall become void and have no effect, and there will be no liability on the part of any party to the merger agreement or their respective officers or directors, except that certain provisions regarding confidential information, expenses and termination fees shall survive and remain in full force and effect; and no party shall be relieved from any liability arising out of the willful breach by such party of any covenant or agreement of it or the willful misrepresentation in the merger agreement of any material fact.

The merger agreement provides that Alliance must pay New Haven Savings Bank a $3.0 million termination fee if the merger agreement is terminated by:

•	New Haven Savings Bank, because Alliance has breached its covenant not to initiate or solicit a competing acquisition proposal, or Alliance’s Board of Directors has failed to recommend approval of the merger agreement, withdrawn such recommendation or changed its recommendation in a manner adverse to New Haven Savings Bank or Alliance has failed to call, give notice of, convene and hold a meeting of its shareholders to consider and vote upon the approval of the merger agreement;

•	New Haven Savings Bank, because a tender or exchange offer for Alliance common stock has been commenced and Alliance’s Board of Directors has either recommended that shareholders of Alliance tender their shares or otherwise failed to recommend that shareholders reject such tender or exchange offer;

•	New Haven Savings Bank, due to a material breach by Alliance of a representation or warranty or a material covenant contained in the merger agreement and such breach would have a material adverse effect on Alliance and such breach is not timely cured after notice to Alliance; or by New Haven Savings Bank or Alliance in the event the merger agreement is not approved by Alliance’s shareholders after a vote thereon at a meeting called for such purpose and in each case at the time of such termination (or prior to the holding of the Alliance’s shareholders meeting to consider the merger agreement in the case of termination as a result of Alliance’s Board of Directors not approving the merger agreement) an acquisition proposal (or the intention to make an acquisition proposal) has been publicly announced or otherwise made known to Alliance’s senior management or its Board of Directors; or

•	By Alliance, to enter into an merger agreement with respect to a superior proposal.

If the termination fee becomes payable by Alliance pursuant to a termination under any one of the first three items above, the merger agreement provides that Alliance must pay New Haven Savings Bank $2.0 million on the third business day following termination and if within 18 months after such termination, Alliance or one of its subsidiaries enters into an agreement with respect to or consummates an acquisition transaction, Alliance must pay New Haven Savings Bank the remaining $1.0 million on the date of execution of such agreement for such acquisition transaction. If the termination fee becomes payable due to the fourth item, termination because of a superior proposal, the entire termination fee is due within three business days following the termination of the merger agreement.

Under the terms of the Alliance merger agreement, New Haven Savings Bank must pay a $3.0 million termination fee if the merger agreement is terminated by Alliance because:

•	As of August 16, 2004, New Haven Savings Bank is unable or unwilling to complete the conversion and, in the case of New Haven Savings Bank’s unwillingness to do so, has notified Alliance of such unwillingness;

•	The acquisition is not consummated by December 31, 2004; or

•	Alliance has terminated the merger agreement because New Haven Savings Bank has intentionally and willfully breached any of the representations and warranties or covenants it made in the merger agreement.

However, New Haven Savings Bank shall not be required to pay such fee if at the time of termination of the merger agreement, Alliance had materially breached its representations, warranties or covenants or if the failure to obtain any required regulatory approvals, waivers or authorizations was the result of facts or circumstances relating to Alliance or its subsidiaries.

The Alliance merger agreement may be amended or supplemented at any time by mutual agreement of the parties to the merger agreement, subject to certain limitations.

THE CONVERSION AND THE OFFERING

Our Board of Directors and corporators have approved a plan of conversion. [The Connecticut Banking Commissioner has also conditionally approved the plan of conversion, and the FDIC has issued a non-objection letter to the plan of conversion; such approvals, however, do not constitute a recommendation or endorsement of the plan of conversion by the Connecticut Banking Commissioner or the FDIC.]

Our Board of Directors also has approved the separate merger agreements for the acquisition of Connecticut Bancshares and Alliance. These merger agreements also have been approved by the Boards of Directors of Connecticut Bancshares and Alliance, as applicable, but have not yet been approved by the shareholders of Connecticut Bancshares or Alliance.

General

We adopted the plan of conversion on July 15, 2003. Pursuant to the plan, we will convert from a Connecticut-chartered mutual savings bank to a Connecticut-chartered capital stock savings bank. New Haven Savings Bank will become a wholly-owned subsidiary of NewAlliance Bancshares, a recently formed Delaware corporation. As part of the conversion, NewAlliance Bancshares is offering between 55,250,000 and 74,750,000 shares of common stock to the public, which offering may be increased to 85,962,500, and is forming a new charitable foundation, to which 3,000,000 additional shares of NewAlliance Bancshares common stock will be contributed.

The plan of conversion provides that, at any time before the conversion is completed, we may decide not to use the holding company form of organization in implementing the conversion. If such a decision is made, NewAlliance Bancshares will withdraw its registration statement from the Securities and Exchange Commission and New Haven Savings Bank will take all steps necessary to complete the conversion without NewAlliance Bancshares, including filing any necessary documents. In this case, the acquisitions of Connecticut Bancshares and Alliance would have to be restructured or abandoned. No assurance can be given that either party would agree to a restructure. If New Haven Savings Bank decides to complete the conversion, it will, if permitted by the Connecticut Banking Commissioner, issue and sell its common stock, and subscribers will be notified that a holding company structure will not be used. Subscribers will be allowed to affirm, modify or rescind their orders. Subscribers who do not respond before the end of the resolicitation period will have their funds refunded, with interest at New Haven Savings Bank’s passbook savings rate. The following description of the plan of conversion assumes that a holding company form of organization will be used in the conversion. If a holding company form of organization is not used, all other pertinent terms of the plan of conversion as described below will apply to the conversion of New Haven Savings Bank from a mutual savings bank to a capital stock savings bank and the sale of New Haven Savings Bank’s common stock.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our employee stock ownership plan, supplemental eligible account holders, officers, directors and employees of New Haven Savings Bank, and corporators of New Haven Savings Bank. Subject to the purchase priority rights of these holders of subscription rights, we may also offer the common stock for sale in a direct community offering to members of the general public, with a preference given in the following order: (1) to natural persons residing in the Connecticut counties of New Haven, Hartford, Tolland, Windham and Middlesex; (2) to natural persons residing elsewhere in the State of Connecticut; and (3) to the public at large.

The direct community offering may begin at the same time as, during or after the subscription offering. We may sell any shares of NewAlliance Bancshares common stock that are not sold in the subscription offering or the direct community offering to the general public in a syndicated community offering or an underwritten public offering. We must complete the sale of all shares of NewAlliance Bancshares common stock in the direct community offering, syndicated community offering, or underwritten public offering within 45 days after the expiration of the subscription offering unless the regulatory authorities approve an extended time period for sale. The conversion must be completed by July 15, 2005.

We determined the number of shares of common stock to be offered for sale based upon an independent appraisal of the estimated pro forma market value of NewAlliance Bancshares, which takes into account the sale of shares and the anticipated Connecticut Bancshares and Alliance acquisitions. All shares of common stock to be sold in the offering will be sold at $10.00 per share. The independent valuation will be updated and the final number of the shares to be issued in the offering will be determined prior to the completion of the conversion. See “Stock Pricing and Number of Shares to be Issued” on page     for more information as to the determination of the estimated pro forma market value of the common stock.

Reasons For The Conversion

In adopting the plan of conversion, our Board of Directors determined that the conversion was in the best interests of New Haven Savings Bank, its depositors, employees and the communities it serves.

The primary reason for the conversion is to provide the consideration for the Connecticut Bancshares and Alliance acquisitions. On July 15, 2003, when our board of directors approved the plan of conversion, it also approved merger agreements with Connecticut Bancshares and its subsidiary, Savings Bank of Manchester and with Alliance and its subsidiary, Tolland Bank. The proceeds from the offering will provide us with cash needed for the Connecticut Bancshares acquisition. The conversion will also provide us with common stock which we will be able to exchange for the shares of Alliance common stock in the Alliance acquisition.

In addition, the conversion will facilitate acquisitions of other financial institutions and financial services companies as opportunities arise, support internal growth through lending in communities we serve, support the development of new products and services and improve our overall competitive position. Our new structure will enable us to issue and sell capital stock, which is a source of capital not available to a mutual savings bank, and we will take advantage of this new ability by issuing common stock in the offering. The holding company form of organization is expected to provide additional flexibility to expand and diversify our business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with other financial institutions, as well as other companies that are not financial institutions.

Effects Of The Conversion

General.    Each depositor in a mutual savings bank has both a deposit account in the institution and a pro rata ownership interest in the equity of the institution based upon the balance in the depositor’s account. This interest may only be realized in the event of a liquidation of the savings institution. However, this ownership interest is tied to the depositor’s account and has no tangible market value separate from such deposit account. Any depositor who opens a deposit account obtains a pro rata ownership interest in the equity of the institution without any additional payment beyond the amount of the deposit. A depositor who reduces or closes such depositor’s account receives the balance in the account but receives nothing for such depositor’s ownership interest in the equity of the institution, which is lost to the extent that the balance in the account is reduced. Consequently, depositors of a mutual savings bank have no way to realize the value of their ownership interest, except in the unlikely event that the mutual savings bank is liquidated. In such event, the depositors of record at that time would share pro rata in any residual surplus and reserves after other claims, including claims of depositors to the amounts of their deposits, are paid.

When a mutual savings bank converts to stock form, permanent non-withdrawable capital stock is created to represent the ownership of the institution’s equity and the former pro rata ownership of depositors is thereafter represented exclusively by their liquidation rights as described below. Capital stock is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the capital stock sold in connection with the conversion. The stock certificates are transferable, and, therefore, the stock may be sold or traded with no effect on any deposit account the seller or trader may hold in the institution.

Continuity.    While the conversion is being accomplished, our normal business of accepting deposits and making loans will continue without interruption. New Haven Savings Bank will continue to be a Connecticut chartered savings bank and will continue to be regulated by the Connecticut Banking Commissioner and the FDIC. After the conversion, we will continue to offer existing services to depositors, borrowers and other customers. The directors serving New Haven Savings Bank at the time of the conversion will serve as directors of New Haven Savings Bank after the conversion provided that, assuming completion of the Connecticut Bancshares and Alliance mergers, two directors from Connecticut Bancshares, and Joseph H. Rossi, who is currently a Director of Alliance, will be directors of New Haven Savings Bank. The directors of NewAlliance Bancshares will consist of those individuals serving on the Board of Directors of New Haven Savings Bank at the time of conversion provided that, assuming the completion of the Connecticut Bancshares and Alliance mergers, will also include two directors from the Connecticut Bancshares Board of Directors, and Joseph H. Rossi from the Alliance Board of Directors.

Effect on Deposit Accounts.    Under the plan of conversion, each depositor in New Haven Savings Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion except to the extent affected by withdrawals made to purchase common stock in the offering. Each deposit account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates of deposit, passbooks and other evidences of their accounts.

Effect on Loans.    No loan outstanding from New Haven Savings Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the conversion.

Voting Rights of Corporators.    Voting rights and control of New Haven Savings Bank, as a mutual savings bank, are vested in its Board of Directors. Corporators have voting rights limited to events such as the conversion and director elections. After the conversion, direction of New Haven Savings Bank will remain under the control of the Board of Directors of New Haven Savings Bank. Corporators will no longer be part of our corporate structure. NewAlliance Bancshares, as the holder of all of the outstanding common stock of New Haven Savings Bank, will have exclusive voting rights with respect to any matters concerning New Haven Savings Bank requiring shareholder approval, including the election of directors of New Haven Savings Bank.

After the conversion, the holders of the common stock of NewAlliance Bancshares will have exclusive voting rights with respect to any matters concerning NewAlliance Bancshares. These voting rights will be exclusive except to the extent NewAlliance Bancshares in the future issues preferred stock with voting rights. Each holder of common stock will be entitled to vote on any matters to be considered by NewAlliance Bancshares’ shareholders, including the election of directors of NewAlliance Bancshares subject to the restrictions and limitations set forth in NewAlliance Bancshares’ certificate of incorporation discussed below in “RESTRICTIONS ON ACQUISITION OF NEWALLIANCE BANCSHARES AND NEW HAVEN SAVINGS BANK – Provisions in NewAlliance Bancshares’ Certificate of Incorporation and Bylaws” on page     .

Tax Effects.    New Haven Savings Bank will receive an opinion of counsel or tax advisor with regard to federal and state income taxation to the effect that the conversion will not result in any adverse federal or state tax consequences to eligible account holders. See “FEDERAL AND STATE TAXATION OF NEWALLIANCE BANCSHARES AND SUBSIDIARY” on page     .

Liquidation Account.    In the unlikely event of a complete liquidation of New Haven Savings Bank in its current mutual form, each depositor would receive a pro rata share of any assets of New Haven Savings Bank remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawable value of their accounts). Each depositor’s pro rata share of such liquidating distribution would be in the same proportion as the value of such depositor’s deposit account was to the total value of all deposit accounts in New Haven Savings Bank at the time of liquidation.

Upon a complete liquidation of New Haven Savings Bank after the conversion, each depositor would have a claim as a creditor of the same general priority as the claims of all other general creditors of New Haven Savings Bank. However, except as described below, a depositor’s claim would be solely for the amount of the balance in such depositor’s deposit account plus accrued interest. Such depositor would not have an interest in the value or assets of New Haven Savings Bank above that amount. Instead, the holder of New Haven Savings Bank common stock (i.e., NewAlliance Bancshares) would be entitled to any assets remaining upon a liquidation of New Haven Savings Bank.

The plan of conversion provides for the establishment, upon the completion of the conversion, and the maintenance for 10 years after the conversion, of a liquidation account for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to the surplus and reserves of New Haven Savings Bank, less any subordinated debt approved as capital, as of the latest practicable date prior to conversion. Upon a complete liquidation of New Haven Savings Bank after the conversion, each eligible account holder and supplemental eligible account holder who continues to maintain such account holder’s deposit account at New Haven Savings Bank would be entitled to an interest in the liquidation account prior to any payment to the holders of New Haven Savings Bank capital stock. Each eligible account holder and supplemental eligible account holder would have a pro rata interest in the total liquidation account for the account holder’s deposit accounts based on the proportion that the aggregate balance of such person’s qualifying deposit accounts on June 30, 2002 (the eligibility record date) and September 30, 2003 (the supplemental eligibility record date), as applicable, bears to the aggregate balance of all qualifying deposit accounts of all eligible account holders and supplemental eligible account holders on such dates. For this purpose, qualifying deposit accounts include all savings, time, demand, interest bearing demand, money market and passbook accounts maintained at New Haven Savings Bank (excluding any escrow accounts). The liquidation account will be an off-balance sheet memorandum account that will not be reflected in the published financial statements of New Haven Savings Bank or NewAlliance Bancshares.

If, however, at the close of business on any fiscal year closing date (i.e., the end of any period for which New Haven Savings Bank has prepared audited financial statements subsequent to the eligibility record date or supplemental eligibility record date, as applicable) of New Haven Savings Bank, commencing on or after the effective date of the conversion, the amount in any deposit account is less than the amount in such deposit account on June 30, 2002 (with respect to an eligible account holder), or on September 30, 2003 (with respect to a supplemental eligible account holder), or any other fiscal year closing date, then the interest in the liquidation account relating to the deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account.

Any payments to eligible account holders or supplemental eligible account holders pursuant to liquidation rights would be separate and apart from the payment to them of any insured deposit accounts. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to NewAlliance Bancshares as the sole shareholder of New Haven Savings Bank.

We have no plans to liquidate.

Establishment Of The NewAlliance Foundation

General.    In furtherance of our commitment to the communities we serve, we intend to establish a new charitable foundation, NewAlliance Foundation, in connection with the conversion. The plan of conversion provides that the NewAlliance Foundation will be established as a non-stock corporation and will be funded with an initial contribution of $30,000,000 of NewAlliance Bancshares common stock. The contribution of common stock to NewAlliance Foundation will be dilutive to the interests of shareholders and will have an adverse impact on the reported earnings of NewAlliance Bancshares in 2004, the year in which the foundation is established. The contribution of the common stock to NewAlliance Foundation will not be included in determining whether the minimum number of shares of common stock (55,250,000) has been sold in order to complete the offering. NewAlliance Foundation will be separate from, but shall engage in activities similar to, an existing charitable foundation previously established by us, the New Haven Savings Bank Foundation.

Purpose of NewAlliance Foundation.    The purpose of NewAlliance Foundation is to provide funding to support charitable causes and community development activities in the communities we serve. NewAlliance Foundation is being formed as a supplement to the existing foundation, and as a complement to our existing community reinvestment activities, not as a replacement for such activities. While we intend to continue to emphasize community lending and development activities following the conversion, such activities are not our sole corporate purpose. NewAlliance Foundation, conversely, will be completely dedicated to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not currently available to New Haven Savings Bank.

We believe that NewAlliance Foundation will enable us to further assist our local community in areas beyond community lending and development. We believe the establishment of NewAlliance Foundation is consistent with our commitment to community service. Our Board further believes that the funding of NewAlliance Foundation with common stock of NewAlliance Bancshares is a means of enabling the communities served by us to share in the growth and success of NewAlliance Bancshares and New Haven Savings Bank long after completion of the conversion. NewAlliance Foundation will accomplish that goal by providing for continued ties between NewAlliance Foundation and New Haven Savings Bank, thereby forming a partnership with our community. The establishment of the foundation will also enable NewAlliance Bancshares and New Haven Savings Bank to develop a unified charitable donation strategy and will centralize the responsibility for administration and allocation of corporate charitable funds. Charitable foundations have been formed by other financial institutions for this purpose, among others. The contribution to NewAlliance Foundation will not take the place of our traditional community lending activities or those of the existing foundation.

Structure of NewAlliance Foundation.    NewAlliance Foundation will be incorporated under Delaware law as a non-stock corporation. NewAlliance Foundation’s Board of Directors will consist of at least a majority of persons who currently are directors of New Haven Savings Bank.

The authority for the affairs of NewAlliance Foundation will be vested in its Board of Directors. The Directors of NewAlliance Foundation will be responsible for establishing its policies with respect to grants or donations, consistent with the purpose for which NewAlliance Foundation was established. Although no formal policy governing NewAlliance Foundation grants exists at this time, NewAlliance Foundation’s Board of Directors will adopt such a policy upon establishment of NewAlliance Foundation. As Directors of a not-for-profit corporation, directors of NewAlliance Foundation will at all times be bound by their fiduciary duty to advance NewAlliance Foundation’s charitable goals, to protect the assets of NewAlliance Foundation and to act in a manner consistent with the charitable purpose for which it is established. The Board of Directors of NewAlliance Foundation will also be responsible for directing the activities of NewAlliance Foundation, including the management of the common stock of NewAlliance Bancshares and the other securities and cash held by NewAlliance Foundation. The Board of Directors of NewAlliance Foundation will appoint such officers as may be necessary to manage the operation of NewAlliance Foundation.

We have committed to the FDIC that all shares of common stock held by NewAlliance Foundation will be voted in the same ratio as all other shares of NewAlliance Bancshares’ common stock on all proposals considered by shareholders of NewAlliance Bancshares.

As a private foundation under Section 501(c)(3) of the Code, NewAlliance Foundation will be required to distribute annually in grants or donations, a minimum of 5% of the average fair market value of its net investment assets. One of the conditions imposed on the gift of common stock by NewAlliance Bancshares is that the amount of common stock that may be sold by NewAlliance Foundation in any one year shall not exceed 5% of the average market value of the assets held by NewAlliance Foundation, except where the Board of Directors of NewAlliance Foundation determines that the failure to sell an amount of common stock greater than such amount would result in a longer-term reduction of the value of NewAlliance Foundation’s assets and as such would jeopardize its capacity to carry out its charitable purposes.

Upon completion of the conversion and the contribution of shares to NewAlliance Foundation, NewAlliance Bancshares would have 58,250,000, 68,000,000 and 77,750,000 shares issued and outstanding at the minimum, midpoint and maximum of the estimated valuation range. Because NewAlliance Bancshares will have an increased number of shares outstanding, the voting and ownership interests of purchasers of common stock in the offering will be diluted by 5.4% at the minimum and 4.1% at the maximum of the offering, as compared to their interests in NewAlliance Bancshares if NewAlliance Foundation was not established. If NewAlliance Foundation was not established and funded as part of the conversion, RP Financial estimates that the pro forma valuation of NewAlliance Bancshares would be greater, and as a result a greater number of shares of common stock would be issued in the offering. At the minimum, midpoint and maximum of the valuation range, the pro forma valuation of NewAlliance Bancshares is $552.5 million, $650.0 million and $747.5 million with NewAlliance Foundation, as compared with $582.3 million, $685.0 million and $787.8 million, respectively, without NewAlliance Foundation. See “COMPARISON OF INDEPENDENT VALUATION AND PRO FORMA FINANCIAL INFORMATION WITH AND WITHOUT NEWALLIANCE FOUNDATION” on page     .

Tax Considerations.    We have been advised by our independent tax advisors that an organization created for the above purposes would qualify as a Section 501(c)(3) exempt organization under the Code, and would be classified as a private foundation as determined in Section 509 of the Internal Revenue Code. NewAlliance Foundation will submit a timely request to the IRS to be recognized of tax-exempt status within 15 months from the date of its organization, and provided the IRS approves the application, the effective date of the foundation’s status as a Section 501(c)(3) organization will be the date of its organization. However, the advice we have received from our tax advisors does not consider the impact of the condition to be agreed to by NewAlliance Foundation that common stock of NewAlliance Bancshares held by NewAlliance Foundation be voted in the same ratio as all other shares of NewAlliance Bancshares’ common stock on all proposals considered by shareholders of NewAlliance Bancshares. Consistent with this condition, in the event that NewAlliance Bancshares or NewAlliance Foundation receives an opinion of their legal counsel that compliance with the voting restriction would have the effect of causing NewAlliance Foundation to lose its tax-exempt status, or otherwise have a material and adverse tax consequence on NewAlliance Foundation or subject NewAlliance Foundation to an excise tax under Section 4941 of the Code, the FDIC may waive such voting restriction upon submission of a legal opinion by NewAlliance Bancshares or NewAlliance Foundation that is satisfactory to the FDIC.

The independent tax advisors’ opinion further provides that there is substantial authority for the position that NewAlliance Bancshares’ contribution of its own stock to NewAlliance Foundation would not constitute an act of self-dealing, and that NewAlliance Bancshares would be entitled to a deduction in the amount of the fair market value of the stock at the time of the contribution less the nominal par value that NewAlliance Foundation is required to pay to NewAlliance Bancshares for such stock, subject to an annual limitation based on 10% of NewAlliance Bancshares’ annual taxable income. NewAlliance Bancshares, however, would be able to carry forward any unused portion of the deduction for five years following the contribution. NewAlliance Bancshares estimates that all of the deduction should be deductible over the six-year period.

Although we have received an opinion of our independent tax advisors that we will be entitled to the deduction for the charitable contribution, there can be no assurances that the IRS will recognize NewAlliance Foundation as a Section 501(c)(3) exempt organization or that the deduction will be permitted. In such event, NewAlliance Bancshares’ tax benefit related to NewAlliance Foundation would have to be fully expensed, resulting in a further deduction in earnings in the year in which the IRS makes such a determination.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are generally exempt from federal and state corporate income taxation. However, investment income, such as interest, dividends and capital gains, of a private foundation will generally be subject to a federal excise tax of 2%. NewAlliance Foundation will be required to make an annual filing with the IRS within five and one-half months after the close of NewAlliance Foundation’s fiscal year to maintain its tax-exempt status.

Regulatory Conditions Imposed On NewAlliance Foundation.    The FDIC imposes numerous requirements on the establishment and operation of a charitable foundation. As a result, NewAlliance Foundation will be subject to the following:

(a)	Examination by the FDIC, at NewAlliance Foundation’s expense, and compliance with supervisory directives imposed by the FDIC;

(b)	As long as NewAlliance Foundation controls shares of NewAlliance Bancshares, those shares must be voted in the same ratio as all other shares are voted on each proposal considered by the shareholders;

(c)	For at least five years after its establishment, at least one seat on NewAlliance Foundation’s Board of Directors must be reserved for a director from NewAlliance Bancshares’ or New Haven Savings Bank’s Board of Directors;

(d)	Providing the FDIC with a copy of NewAlliance Foundation’s annual report that it submits to the IRS;

(e)	Operating in accordance with written policies adopted by its Board of Directors, including a conflict of interest policy; and

(f)	Any additional purchases of NewAlliance Bancshares common stock by NewAlliance Foundation will be counted as repurchases by NewAlliance Bancshares for purposes of FDIC repurchase restrictions.

Additionally, we have entered into the following commitments with the Federal Reserve Board with respect to the establishment and operation of NewAlliance Foundation:

(a)	NewAlliance Foundation will not acquire additional shares without notifying the Federal Reserve Board; and

(b)	NewAlliance Foundation will be treated as an affiliate for purposes of Section 23A and 23B of the Federal Reserve Act, which governs transactions between affiliates of financial institutions.

See also “Regulatory Conditions Imposed on the Employee Stock Ownership Plan” on page     for additional commitments with the Federal Reserve Board.

The Stock Offering

We are offering between 55,250,000 and 74,750,000 shares of common stock (subject to adjustment to up to 85,962,500) pursuant to this prospectus and the plan of conversion.

The shares of common stock are being offered for sale at a purchase price of $10.00 per share in the subscription offering pursuant to subscription rights in the following order of priority to:

(i)	eligible account holders: each holder of deposit accounts with aggregate balances of $50.00 or more on June 30, 2002;

(ii)	our employee stock ownership plan;

(iii)	supplemental eligible account holders: each holder of deposit accounts (other than our directors and officers and their associates) with aggregate balances of $50.00 or more on September 30, 2003;

(iv)	officers, directors, and employees of New Haven Savings Bank who do not have a higher priority right; and

(v)	corporators of New Haven Savings Bank who are not eligible account holders under categories (i) or (iii).

Subject to the prior rights of holders of subscription rights, remaining shares of common stock may be offered in the direct community offering at $10.00 per share to certain members of the general public, with a preference first given to natural persons residing in the Connecticut Counties of New Haven, Hartford, Tolland, Windham and Middlesex, next to natural persons residing elsewhere in the state of Connecticut, and then to the general public. The direct community offering may begin at the same time as the subscription offering, or after the subscription offering begins. We also may offer shares of common stock not purchased in the subscription offering or the direct community offering through a syndicated community offering or in an underwritten public offering managed by Ryan Beck.

Stock Pricing And Number Of Shares To Be Issued

The plan of conversion and regulations require that the aggregate purchase price of the common stock issued in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. New Haven Savings Bank and NewAlliance Bancshares have retained RP Financial, LC. to make this valuation. For its services in preparing the initial valuation, RP Financial will receive a fee of $250,000. This amount does not include a fee of $45,000 to be paid to RP Financial for assistance in the preparation of a business plan. We have agreed to indemnify RP Financial and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as appraiser, except where RP Financial’s liability results from its bad faith, willful misconduct or gross negligence.

The independent valuation states that as of September 19, 2003, the estimated pro forma market value, or valuation range, of NewAlliance Bancshares ranged from a minimum of $552.5 million to a maximum of $747.5 million with a midpoint of $650.0 million. The Board of Directors of New Haven Savings Bank decided to offer the shares for a price of $10.00 per share. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range is 55,250,000 shares, the midpoint of the offering range is 65,000,000 shares and the maximum of the offering range is 74,750,000 shares. In addition, 3,000,000 shares are being contributed to newly created NewAlliance Foundation as part of the conversion. The contribution of the common stock to NewAlliance Foundation will not be considered in determining whether the minimum number of shares of common stock (55,250,000) has been sold in order to complete the offering.

The Board of Directors of New Haven Savings Bank reviewed the independent valuation and, in particular, considered the following:

•	Our financial condition and results of operations;

•	Comparison of our financial performance ratios of New Haven Savings Bank to those of other financial institutions of similar size; and

•	Stock market conditions generally and in particular for financial institutions.

All of these factors are set forth in the independent valuation. The Board of Directors also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and the board believes that such assumptions were reasonable. The offering range may be amended with the approval of the bank regulators, if required, as a result of subsequent developments in our financial condition or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of NewAlliance Bancshares to less than $552.5 million or more than $747.5 million, the appraisal will be filed with the Securities and Exchange Commission by post-effective amendment.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. RP Financial did not independently verify the financial statements and other information that New Haven Savings Bank provided to them, nor did RP Financial independently value the assets or liabilities of New Haven Savings Bank. The independent valuation considers New Haven Savings Bank as a going concern and should not be considered as an indication of the liquidation value of New Haven Savings Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15% to up to $859.6 million, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 85,962,500 shares, to reflect changes in the market and financial conditions, demand for the shares or regulatory considerations without resoliciting subscribers. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed.

If the update to the independent valuation prior to the completion of the conversion results in an increase in the maximum of the valuation range to more than $747.5 million and a corresponding increase in the offering size to more than 85,962,000 shares, or a decrease in the minimum of the valuation range to less than $552.5 million and a corresponding decrease in the offering size to fewer than 55,250,000 shares, then, after consulting with the bank regulators, we may terminate the plan of conversion and cancel deposit account withdrawal authorizations and return by check all funds received promptly with interest at New Haven Savings Bank’s passbook savings rate of interest. Alternatively, we may hold a new offering with a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the bank regulators in order to complete the conversion and the offering. In the event that a resolicitation is commenced, all subscribers will have the right to increase, decrease or rescind their subscriptions. Unless we receive an affirmative response within a reasonable designated period of time, we will return all funds received promptly to investors as described above. Any resolicitation would not exceed 45 days unless further extended with the approval of the bank regulators.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and NewAlliance Bancshares’ pro forma earnings and shareholders’ equity on a per share basis while increasing pro forma earnings and shareholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and NewAlliance Bancshares’ pro forma earnings and shareholders’ equity on a per share basis, while decreasing pro forma earnings and shareholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “PRO FORMA DATA” on page    .

Copies of the appraisal report of RP Financial and the detailed memorandum of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of New Haven Savings and as specified under “ADDITIONAL INFORMATION” on page    .

Subscription Offering And Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase limitations set forth in the plan of conversion and as described below under “Limitations on Common Stock Purchases” on page    .

Priority 1:  Eligible Account Holders.    Each New Haven Savings Bank depositor with aggregate deposit account balances of $50.00 or more on June 30, 2002 will receive, without payment, nontransferable subscription rights to purchase up to the lesser of $500,000 of common stock or  1/2% of the total offering of common stock, subject to the overall maximum purchase limitation. See “Limitations on Common Stock Purchases” on page    . If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each subscribing eligible account holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each subscribing eligible account holder whose subscription remains unfilled in the proportion that the amount of his or her deposit bears to the total amount of deposits of all subscribing eligible account holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more eligible account holders, the excess will be reallocated among those eligible account holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on June 30, 2002. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of eligible account holders who are also directors or officers of New Haven Savings Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in the twelve months preceding June 30, 2002.

Priority 2:  Tax-qualified Plan.    New Haven Savings Bank’s employee stock ownership plan will receive, without payment, nontransferable subscription rights and intends to purchase in the aggregate up to 5% of the common stock sold in the offering and issued to the NewAlliance Foundation. Thereafter, the plan may purchase shares in the open market to enable it to increase its ownership to 7% of NewAlliance Bancshares’ common stock outstanding, excluding shares issued to the Alliance shareholders in the acquisition.

Priority 3:  Supplemental Eligible Account Holders.    To the extent that there are sufficient shares remaining after satisfaction of subscriptions by eligible account holders and New Haven Savings Bank’s employee stock ownership plan, each New Haven Savings Bank depositor with aggregate deposit account balances of $50.00 or more on September 30, 2003 who is not an officer or director of New Haven Savings Bank or an associate of any officer or director will receive, without payment, nontransferable subscription rights to purchase up to the lesser of $500,000 of common stock or ½% of the total offering of common stock, subject to the overall maximum purchase limitation. See “Limitations on Common Stock Purchases” on page    . If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each subscribing supplemental eligible account holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each subscribing supplemental eligible account holder whose subscription remains unfilled in the proportion that the amount of his or her deposit bears to the total amount of deposits of all subscribing supplemental eligible account holders whose subscriptions remain unfilled.

To ensure proper allocation of common stock, each supplemental eligible account holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at September 30, 2003. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4:  Directors, Officers And Employees.    To the extent that there are shares remaining after satisfaction of subscriptions by eligible account holders, New Haven Savings Bank’s employee stock ownership plan, and supplemental eligible account holders, each director, officer and employee of New Haven Savings Bank who does not have a higher priority right will receive, without payment, nontransferable subscription rights to purchase up to the lesser of $500,000 of common stock or ½% of the total offering of common stock, subject to the overall maximum purchase limitation. See “Limitations on Common Stock Purchases” on page    . If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated on a pro rata basis based on the size of the order of each person exercising subscription rights in this category.

Priority 5:  Corporators.    To the extent that there are shares remaining after satisfaction of subscriptions by eligible account holders, New Haven Savings Bank’s employee stock ownership plan, supplemental eligible account holders, and officers, directors and employees of New Haven Savings Bank, each corporator of New Haven Savings Bank who is not an eligible account holder or a supplemental eligible account holder, will receive, without payment, nontransferable subscription rights to purchase up to the lesser of $500,000 of common stock or  1/2% of the total offering of common stock, subject to the overall maximum purchase limitation. See “Limitations on Common Stock Purchases” on page    .

Regulatory Conditions Imposed On The Employee Stock Ownership Plan

In connection with our bank holding company application, we have entered into certain commitments with the Federal Reserve Board with respect to the establishment and funding of the employee stock ownership plan, including that the employee stock ownership plan will not, directly or indirectly:

(a)	Take any action causing us or any of our subsidiaries to become a subsidiary of the employee stock ownership plan;

(b)	Together with the NewAlliance Foundation, acquire or retain shares that would cause the combined interests of the employee stock ownership plan, the NewAlliance Foundation and their officers, directors and affiliates to equal or exceed 25% of our or any of our subsidiaries’ outstanding voting shares;

(c)	Exercise or attempt to exercise a controlling influence over our or any of our subsidiaries’ management or policies;

(d)	Seek or accept representation on our or any of our subsidiaries’ Board of Directors;

(e)	Have or seek to have any representative serve as our or any of our subsidiaries’ officer, agent or employee;

(f)	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by our or any of our subsidiaries’ management or Board of Directors;

(g)	Solicit or participate in soliciting proxies with respect to any matter presented to our or any of our subsidiaries’ shareholders;

(h)	Attempt to influence our or any of our subsidiaries’ dividend policies or practices;

(i)	Attempt to influence our or any of our subsidiaries’ loan and credit decisions or policies, pricing of services, personnel decisions, location of offices, branching, hours of operation or similar activities;

(j)	Enter into any other banking or nonbanking transactions with us or any of our subsidiaries, except that the employee stock ownership plan may establish and maintain deposit accounts with our bank subsidiaries, provided that the aggregate balances of all such accounts do not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with us;

(k)	Individually or together with the charitable foundation, acquire 25% or more of any class of voting securities or otherwise acquire control of any bank or bank holding company without the Federal Reserve Bank of Boston’s prior approval;

(l)	Acquire any nonvoting equity interest in any bank or bank holding company without notifying the Federal Reserve Bank of Boston of the terms of any such interest;

(m)	Individually or together with the charitable foundation, make any investments (other than in NewAlliance Bancshares or its subsidiary bank) that could not be made by a bank holding company under the Bank Holding Company Act of 1956, as amended;

(n)	Acquire more than 5% of the voting securities of any company (as defined in Regulation Y of the Board of Governors of the Federal Reserve System), including any bank, corporation, general or limited partnership, association or business trust, without prior notification to the Federal Reserve Bank of Boston;

(o)	Acquire, without the prior written approval of the Federal Reserve Bank of Boston, securities of any company, including NewAlliance Bancshares if, at the time of such acquisition, the ratio of the combined debt of NewAlliance Bancshares and the employee stock ownership plan to the equity of NewAlliance Bancshares exceeds 30%; and

(p)	Generally incur any debt in the future without the prior written approval of the Federal Reserve Bank of Boston if, after the employee stock ownership plan incurs such debt, the ratio of the combined debt of NewAlliance Bancshares and the employee stock ownership plan to the equity of NewAlliance Bancshares exceeds 30%.

Direct Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions of the eligible account holders, New Haven Savings Bank’s employee stock ownership plan, supplemental eligible account holders, officers, directors and employees of New Haven Savings Bank, and corporators of New Haven Savings Bank, we may offer shares pursuant to the plan of conversion to members of the general public in a direct community offering. Shares will be offered with the following preferences:

(1)	First, to natural persons residing in the Connecticut Counties of New Haven, Hartford, Tolland, Windham and Middlesex;

(2)	Next, to natural persons residing in other Connecticut Counties; and

(3)	Next, to the general public.

Subscribers in the direct community offering may purchase up to $500,000 of common stock, subject to the overall maximum purchase limitation. See “Limitations on Common Stock Purchases” on page     . In the event of an oversubscription in one of the above preference categories, we will fill each order in that category up to a maximum of 2% of the total offering and then will allocate shares on an equal number of shares basis per order until we have allocated all remaining shares. The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the direct community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

The term “residing” as used in this prospectus means any person who occupies a dwelling within the indicated counties or state, has a present intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence, together with an indication that such presence is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

The direct community offering may begin simultaneously with, during or after the commencement of the subscription offering, and must terminate no more than 45 days following the subscription offering, unless extended.

Syndicated Community Offering

If feasible, our Board of Directors may decide to offer for sale all shares of common stock not subscribed for or purchased in the subscription and direct community offerings to the general public by a selling group of broker-dealers in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve the widest distribution of the common stock. However, we retain the right to accept or reject in whole or in part any orders in the syndicated community offering. In the syndicated community offering, any person may purchase up to $500,000 of common stock, subject to the overall maximum purchase limitation. See “Limitations on Common Stock Purchases” on page     . Any syndicated offering will likely begin as soon as possible after the expiration of the subscription and community offerings.

Since all shares of common stock are being offered on a best-efforts basis, broker-dealers offering shares in the syndicated community offering must conform with certain Securities and Exchange Commission rules. To comply with these rules in a practical and efficient manner, Ryan Beck & Co., Inc. expects it will utilize procedures that permit prospective investors in the syndicated community offering to transmit their funds to Ryan Beck & Co., Inc., which will deposit the funds it receives prior to the closing date in a non-interest bearing bank account with an independent bank. Pursuant to the agreement with the independent bank, such funds will be released to us on the closing or returned, without interest, to prospective purchasers if the conversion is terminated. Because Ryan Beck & Co., Inc. will be selling to its existing customers, standard sales confirmation procedures will be employed instead of subscription procedures. If other broker-dealers are involved, such broker-dealers must comply with the same Securities and Exchange Commission rules.

If for any reason we cannot effect a syndicated community offering or underwritten public offering of shares remaining unsold after the subscription offering and direct community offering, we will try to make other arrangements for the sale of remaining shares, if possible. The bank regulators must approve any such arrangements.

Expiration Date For The Offering.    The offering will expire at 10:00 a.m. New York time, on                      , unless extended by us for up to 45 days or such additional periods with the approval of the bank regulators, if necessary. We may decide to extend the expiration date of the subscription offering and/or the direct community offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights that have not been exercised prior to the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock have been issued. We are not required to give notice of an extension of the offering to             , 2003. If at least 55,250,000 shares have not been issued by             , 2004, and the bank regulators have not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at New Haven Savings Bank’s passbook savings rate, and all deposit account withdrawal authorizations will be cancelled. If an extension beyond             , 2004 is granted by the bank regulators, we will notify subscribers of the extension of time and of the rights of subscribers to increase, decrease or rescind their subscriptions for a specified period of time. Extensions may not go beyond July 15, 2005, which is two years after the Board of Directors approved the plan of conversion.

Any purchases that are made by any person affiliated with NewAlliance Bancshares for the explicit purpose of meeting the minimum of 55,250,000 shares subscribed for or sold must be made for investment purposes only and not with a view toward redistribution.

We have the right to reject any order submitted in the offering by a person we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent, the terms and conditions of the plan of conversion.

Limitations On Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased during the conversion:

(1)    No person may purchase fewer than 25 shares of common stock or more than $500,000 of common stock;

(2)    Our employee stock ownership plan may purchase in the aggregate up to 5% of the shares sold in the offering and issued to the NewAlliance Foundation and shares issued in the event of an increase in the offering range of up to 15%;

(3)    No person or group of persons may subscribe for more than $500,000 of common stock in the offering. In the and subscription offering, no person or group of persons exercising subscription rights through a single qualifying deposit account, may purchase more than this amount;

(4)    Except for the employee stock ownership plan, no person, together with associates or persons acting in concert with such person, may purchase more than $1,000,000 of common stock in all categories of the offering combined. Associates are assumed to include your parents, spouse, brothers, sisters, children or anyone married to those persons; accounts registered to the same address; and companies, trusts or other entities in which you have a financial interest or management position;

(5)    The maximum number of shares of common stock that may be purchased in all categories of the offering by officers and directors of NewAlliance Bancshares and New Haven Savings Bank and their associates, in the aggregate, may not exceed 25% of the total shares sold in the offering.

Depending upon market or financial conditions, our Board of Directors, with the approval of the bank regulators and without further approval of New Haven Savings Bank’s corporators unless the bank regulators so require, may decrease or increase the purchase limitations provided that the overall maximum purchase limitation may not be increased to a percentage that is more than 5% of the common stock offered for sale. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be, and some other large subscribers may be, given the opportunity to increase their subscriptions up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares owned by subscribers who choose to increase their subscriptions.

The term “associate” of a person means:

(1)    any corporation or organization, other than NewAlliance Bancshares, New Haven Savings Bank or a majority-owned subsidiary of New Haven Savings Bank, of which the person is an officer, partner or 10% shareholder;

(2)    any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(3)    any relative or spouse of the person, or any relative of the spouse, who either has the same home as the person or who is a Director or officer of NewAlliance Bancshares or New Haven Savings Bank or any of its parents or subsidiaries.

The term “acting in concert” means a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

Our Directors are not treated as associates of each other solely because of their membership on our Board of Directors. We have the right to determine whether prospective purchasers are associates or acting in concert.

Other Restrictions

Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” registrations, or would violate regulations or policies of the National Association of Securities Dealers, Inc., particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. We will make reasonable efforts to comply with the securities laws of all states in the United States in which depositors entitled to subscribe for shares reside. However, no shares will be offered or sold under the plan of conversion to any person who resides in a foreign country, or in a state of the United States in which fewer than 100 persons otherwise eligible to subscribe for shares under the plan of conversion reside and where NewAlliance Bancshares, New Haven Savings Bank or their employees would be required to register, under the securities laws of the state, as a broker, dealer, or agent. No payments will be made in lieu of the granting of subscription rights to any person.

Certain Restrictions On Purchase Or Transfer Of Our Shares After Conversion

All shares of common stock purchased in the offering by the directors and officers of NewAlliance Bancshares or New Haven Savings Bank in the offering generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is not to be recognized or effected. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and officers of NewAlliance Bancshares and New Haven Savings Bank and their associates may not purchase NewAlliance Bancshares common stock for three years after the conversion is completed without the Connecticut Banking Commissioner’s approval except through a broker or dealer registered with the Securities and Exchange Commission or the Connecticut Department of Banking. This restriction does not apply to negotiated transactions involving more than 1.0% of NewAlliance Bancshares’ outstanding common stock or to stock purchases under a stock-based incentive plan. The Directors and officers also will be restricted by the insider trading rules under the federal securities laws. See “REGULATION AND SUPERVISION—Federal Securities Law” on page     .

Under NASD guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities.

Plan Of Distribution And Marketing Arrangements

Offering materials have been initially distributed through mailings to those eligible to subscribe in the subscription offering. To assist in the marketing of our common stock, we have retained Ryan Beck & Co., Inc., which is a broker/dealer registered with the National Association of Securities Dealers, Inc. Ryan Beck & Co., Inc. will assist us in the offering by:

(1)    Acting as our financial advisor for the conversion, providing administrative services and managing the Stock Information Center;

(2)    Targeting our sales efforts, including assisting in the preparation of marketing materials; and

(3)    Soliciting orders for common stock.

For these services, Ryan Beck & Co., Inc. will receive a management fee of $100,000 and a marketing fee equal to 1.0% of the dollar amount of common stock sold in the subscription and direct community offerings. No fee will be payable to Ryan Beck & Co., Inc. with respect to shares purchased by officers, Directors and employees or their immediate families, the NewAlliance Foundation, and any common stock purchased by our tax-qualified and non-qualified employee benefit plans. In the event that Ryan Beck & Co., Inc. sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1.0% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which may include Ryan Beck & Co., Inc.) shall not exceed 6.0% in the aggregate. Ryan Beck & Co., Inc. will also be reimbursed for its allocable expenses in an amount not to exceed $35,000 and for its legal fees and expenses in an amount not to exceed $140,000.

We will indemnify Ryan Beck & Co., Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.

Some of our Directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular, full-time employees of New Haven Savings Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. All sales activity will be conducted in a segregated or separately identifiable area of our main offices apart from the area accessible to the general public. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Ryan Beck & Co., Inc. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Procedure For Purchasing Shares

Expiration Date.    The offering will expire at 10:00 a.m. New York time on             , 200    , unless we extend it, with the approval of the bank regulators, if required. Any extension of the offering beyond 45 days after the expiration date of the offering would require the bank regulators’ approval, and subscribers would be resolicited.

Prospectus Delivery.    To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to this date or hand delivered any later than two days prior to this date. Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will be distributed only with a prospectus. Subscription funds will be maintained in a special escrow account at New Haven Savings Bank.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal holds and return all funds submitted, plus interest at New Haven Savings Bank’s passbook savings rate from the date of receipt.

Use of Order Forms.    In order to purchase shares of common stock in the subscription offering and direct community offering, you must complete an order form and remit payment. Incomplete order forms or order forms that are not signed are not required to be accepted. We will not be required to accept orders submitted on photocopied or facsimiled stock order forms. All order forms must be received prior to 10:00 a.m. New York time on     ,     . We are not required to accept order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your order form and payment by mail using the return envelope provided, by bringing your order form and payment to our Stock Information Center, or by overnight delivery to the indicated address noted on the back of the order form. Order forms may not be delivered to New Haven Savings Bank branches. Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject any order form received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering. If you are ordering shares, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account that is federally insured or otherwise guaranteed by New Haven Savings Bank or the Federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares.    Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by:

(1)	Personal check, bank check or money order, provided that checks will only be accepted subject to collection; or

(2)	Authorization of withdrawal from the types of New Haven Savings Bank deposit accounts designated on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at New Haven Savings Bank are provided on the order form. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the conversion is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be cancelled at the time the conversion is completed without penalty and the remaining balance will earn interest at the passbook savings rate subsequent to the withdrawal. In the case of payments made by check or money order, these funds must be available in the account(s) and will be immediately cashed and placed in a segregated account at New Haven Savings Bank and interest will be paid at the passbook savings rate from the date payment is received until the conversion is completed or terminated. Once we receive your executed order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by             , 20     in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

If you are interested in using your individual retirement account funds to purchase shares of common stock, you must do so through a self-directed individual retirement account. New Haven Savings Bank, by law, cannot maintain self-directed individual retirement accounts. Therefore, if you wish to use your funds that are currently in a New Haven Savings Bank individual retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will have to be transferred to a brokerage account. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Depositors interested in using funds in an individual retirement account or any other retirement account to purchase common stock should contact our Stock Information Center as soon as possible, preferably at least two weeks prior to the end of the offering period, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until consummation of the offering, provided there is a loan commitment from an unrelated financial institution or NewAlliance Bancshares to lend to the employee stock ownership plan the necessary amount to fund the purchase.

Regulations prohibit New Haven Savings Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

Delivery of Stock Certificates.    Certificates representing shares of common stock issued in the offering and New Haven Savings Bank checks representing any applicable refund and/or interest paid on subscriptions made by check, money order or bank draft will be mailed to the persons entitled thereto at the certificate registration address noted on the order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals. Any certificates returned as undeliverable will be held by the transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.

Restrictions On Transfer Of Subscription Rights And Shares

Applicable regulations and the plan of conversion prohibit any person with subscription rights, including the eligible account holders, supplemental eligible account holders, and officers, directors, employees and corporators of New Haven Savings Bank, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

If you have any questions regarding the offering, please call our Stock Information Center, toll free, at 1-866-926-6222, from 9:00 a.m. to 4:00 p.m., New York time, Monday through Friday. The Stock Information Center is located at                 . The Stock Information Center will be closed on weekends and on bank holidays.

Tax Aspects Of The Conversion And The Acquisitions

Completion of the conversion is expressly conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Connecticut tax laws, to the effect that consummation of the conversion will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to New Haven Savings Bank or NewAlliance Bancshares or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.

Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to NewAlliance Bancshares and New Haven Savings Bank addressing all material federal income tax consequences of the conversion. Such opinion states that, for federal income tax purposes:

(1)	New Haven Savings Bank’s change in form from mutual to stock ownership will constitute a reorganization under Section 368 of the Internal Revenue Code and New Haven Savings Bank will not recognize any gain or loss as a result of the conversion;

(2)	no gain or loss will be recognized by New Haven Savings Bank upon the purchase of New Haven Savings Bank’s capital stock by NewAlliance Bancshares;

(3)	no gain or loss will be recognized by eligible account holders and supplemental eligible account holders upon the issuance to them of deposit accounts in New Haven Savings Bank in its stock form and an interest in the liquidation account in exchange for their deposit accounts in the mutual savings bank;

(4)	the tax basis of the depositors’ deposit accounts in New Haven Savings Bank immediately after the conversion will be the same as the basis of their deposit accounts immediately prior to the conversion;

(5)	the tax basis of each eligible account holder’s and supplemental eligible account holder’s interest in the liquidation account will be zero;

(6)	the tax basis to the shareholders of the common stock purchased in the conversion will be the amount paid therefor;

(7)	the holding period for shares of common stock will begin on the date of the exercise of the subscription right and on the day after the date of purchase if purchased in the direct community offering or syndicated community offering; and

(8)	it is more likely than not that the eligible account holders and supplemental eligible account holders will not recognize gain upon the issuance to them of withdrawable savings accounts in New Haven Savings Bank following the conversion, interests in the liquidation account and nontransferable subscription rights to purchase NewAlliance Bancshares common stock in exchange for their savings accounts and proprietary interests in New Haven Savings Bank.

In reaching their conclusions in opinions (4), (5) and (8) above, Elias, Matz, Tiernan & Herrick L.L.P. has noted that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Elias, Matz, Tiernan & Herrick L.L.P. has also noted that RP Financial has issued a letter dated October     , 2003, as described below, stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to recipients of the subscription rights in lieu of such rights or to those recipients who fail to exercise such rights. Furthermore, the Internal Revenue Service was requested in 1993 in a private letter ruling to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another conversion but declined to express any opinion. Elias, Matz, Tiernan & Herrick L.L.P. believes because of the factors noted above in this paragraph that it is more likely than not that the nontransferable subscription rights to purchase common stock will have no ascertainable value at the time the rights are granted. If the nontransferable subscription rights to purchase NewAlliance Bancshares common stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights, in certain cases, whether or not the rights are exercised, and NewAlliance Bancshares and/or New Haven Savings Bank may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Internal Revenue Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates. Neither Elias, Matz, Tiernan & Herrick L.L.P. nor New Haven Savings Bank is aware that the Internal Revenue Service has ever determined that the receipt of subsection rights issued in a mutual to stock conversion of a mutual savings association or savings bank constitutes a taxable event.

Tyler Cooper & Alcorn, LLP, Hartford, Connecticut, has also advised New Haven Savings Bank and NewAlliance Bancshares that the tax effects of the conversion under Connecticut law are substantially the same as they are under federal law.

In the opinion of RP Financial, the subscription rights will have no ascertainable value at the time of distribution or exercise, based on the fact that such rights will be acquired by the recipients without cost, will be nontransferable and of short duration, and will afford the recipients the right only to purchase the common stock at the same price as will be paid by depositors of the general public in any community offering.

The issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. If the nontransferable subscription rights to purchase common stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights, in certain cases, whether or not the rights are exercised, and New Haven Savings Bank may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Internal Revenue Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.

Unlike private rulings, an opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial or administrative proceeding. Eligible subscribers are encouraged to consult with their own tax advisor as to their own tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

In addition, completion of the Alliance acquisition is conditioned upon, among other things, the receipt of an opinion with respect to federal tax laws. Elias, Matz, Tiernan & Herrick L.L.P. has issued an opinion to NewAlliance Bancshares and New Haven Savings Bank to the effect that for federal income tax purposes:

(1)	the Alliance acquisition and the merger of Tolland Bank with and into New Haven Savings Bank will be treated as reorganizations within the meaning of Section 368 of the Internal Revenue Code;

(2)	none of the conversion, the Alliance acquisition or the merger of Tolland Bank with and into New Haven Savings Bank will adversely affect the Alliance acquisition from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

(3)	no gain or loss will be recognized by the NewAlliance Bancshares, New Haven Savings Bank, Alliance or Tolland Bank by reason of the Alliance acquisition;

(4)	the exchange of shares of Alliance common stock to the extent exchanged for NewAlliance Bancshares common stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of Alliance;

(5)	the basis of the NewAlliance Bancshares common stock to be received (including any fractional shares deemed received for tax purposes) by an Alliance shareholder will be the same as the basis of the Alliance common stock surrendered pursuant to the Alliance acquisition in exchange for shares of NewAlliance Bancshares common stock; and

(6)	the holding period of the shares of NewAlliance Bancshares common stock to be received by a shareholder of Alliance will include the period during which the shareholder held the shares of Alliance common stock surrendered in exchange for shares of NewAlliance Bancshares common stock, provided the shares of Alliance common stock surrendered are held as a capital asset at the completion of the Alliance acquisition.

Elias, Matz, Tiernan & Herrick L.L.P. has also issued an opinion to NewAlliance Bancshares and New Haven Savings Bank to the effect that for federal income tax purposes:

(1)	the Connecticut Bancshares acquisition will be considered as the acquisition of all the outstanding shares of common stock of Connecticut Bancshares by NewAlliance Bancshares in exchange for cash which will constitute a “qualified stock purchase” within the meaning of Section 338 of the Internal Revenue Code;

(2)	the merger of Savings Bank of Manchester with and into New Haven Savings Bank will be a “statutory merger” within the meaning of Section 368 of the Internal Revenue Code; and

(3)	the liquidation of Connecticut Bancshares subsequent to the completion of the Connecticut Bancshares acquisition, as a wholly-owned subsidiary of NewAlliance Bancshares, by means of a merger of Connecticut Bancshares into NewAlliance Bancshares, will constitute a liquidation of a subsidiary within the meaning of Section 332 of the Code.

Accounting Treatment Of The Conversion And The Acquisitions

As a result of purchase accounting treatment, the assets and liabilities of Connecticut Bancshares and Alliance will be restated for GAAP purposes to reflect their market value to NewAlliance Bancshares with any excess purchase price becoming goodwill. See “PRO FORMA DATA” on page     .

Expenses Of The Conversion And The Acquisitions

The merger agreements provide, in general, that NewAlliance Bancshares, Connecticut Bancshares and Alliance shall each bear and pay all their respective costs and expenses incurred by them in connection with the acquisitions, including fees and expenses of their respective financial advisors, accountants and counsel.

FEDERAL AND STATE TAXATION OF NEWALLIANCE BANCSHARES AND SUBSIDIARY

Federal Taxation

General.    NewAlliance Bancshares and New Haven Savings Bank will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to New Haven Savings Bank.

Method of Accounting.    For federal income tax purposes, New Haven Savings Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending March 31 for filing its consolidated federal income tax returns. Effective December 31, 2003, it will change its fiscal year to December 31.

Bad Debt Reserves.    Prior to the Small Business Protection Act of 1996, New Haven Savings Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in connection with the calculation of New Haven Savings Bank’s taxable income. Beginning with its 1997 federal tax return, New Haven Savings Bank was required to use the specific charge-off method in computing its bad debt deduction. In addition, the federal legislation requires the recapture (over a six year period) of the excess of tax bad debt reserves accumulated after March 31, 1988.

Taxable Distributions and Recapture.    Prior to the Small Business Protection Act of 1996, bad debt reserves created prior to April 1, 1988 were subject to recapture into taxable income should New Haven Savings Bank fail to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should New Haven Savings Bank make certain non-dividend distributions or cease to maintain a bank charter. At March 31, 1997, New Haven Savings Bank’s total federal pre-1988 reserve was $30.2 million. This reserve reflects the cumulative effects of federal tax deductions by New Haven Savings Bank for which no federal income tax provision has been made.

Minimum Tax.    The Code imposes an alternative minimum tax (AMT) at a rate of 20% on a base of regular taxable income plus certain tax preferences, the alternative minimum taxable income or (AMTI). The AMT is payable to the extent such AMTI is in excess of an exemption amount. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. New Haven Savings Bank has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.

Net Operating Loss Carryovers.    A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after 1996. At March 31, 2003, New Haven Savings Bank had no net operating loss carryforwards for federal income tax purposes.

Corporate Dividends-Received Deduction.    NewAlliance Bancshares may exclude from its income 100% of dividends received from New Haven Savings Bank since they are both members of the same affiliated group of corporations.

State Taxation

NewAlliance Bancshares and New Haven Savings Bank are subject to the Connecticut corporation business tax. NewAlliance Bancshares and New Haven Savings Bank will be eligible to file a combined Connecticut corporation business tax return and will pay regular corporation business tax.

The Connecticut corporation business tax is based on the federal taxable income before net operating loss and special deductions and of NewAlliance Bancshares and New Haven Savings Bank and makes certain modifications to federal taxable income to arrive at Connecticut taxable income. Connecticut taxable income is multiplied by the state tax rate of 7.5% for 2003 and thereafter to arrive at Connecticut income tax.

In May 1998, the State of Connecticut enacted legislation permitting the formation of passive investment company subsidiaries by financial institutions. This legislation exempts qualifying passive investment companies from the Connecticut corporation business tax and excludes from the taxable income of the parent financial institution dividends paid from a passive investment company. New Haven Savings Bank’s formation of a passive investment company in December 1998 substantially eliminated the state income tax expense of New Haven Savings Bank and its subsidiaries. See “—Subsidiary Activities.” Connecticut’s legislature has experienced significant and prolonged debate over budget issues in recent years and the continued availability of this tax benefit in the future is uncertain.

REGULATION AND SUPERVISION

General

New Haven Savings Bank is a Connecticut-chartered mutual savings bank. Following the conversion, New Haven Savings Bank will be a capital stock savings bank and a wholly-owned subsidiary of NewAlliance Bancshares. Both Savings Bank of Manchester and Tolland Bank are Connecticut-chartered capital stock savings banks, and wholly-owned subsidiaries of their holding companies, Connecticut Bancshares and Alliance, respectively. New Haven Savings Bank’s deposits are insured up to applicable limits by the FDIC through the Bank Insurance Fund. New Haven Savings Bank is subject to extensive regulation by the Connecticut Department of Banking, as its chartering agency, and by the Federal Deposit Insurance Corporation, as its deposit insurer. New Haven Savings Bank is required to file reports with, and is periodically examined by, the FDIC and the Connecticut Banking Department concerning its activities and financial condition. It must obtain regulatory approvals prior to entering into certain transactions, such as mergers. NewAlliance Bancshares, as a bank holding company, will be subject to regulation by and is required to file reports with the Federal Reserve Bank of Boston. Any change in such regulations, whether by the Banking Department, the FDIC or the FRB, could have a material adverse impact on New Haven Savings Bank or NewAlliance Bancshares. See “RISK FACTORS—We Operate In A Highly Regulated Environment And May Be Adversely Affected By Changes In Law And Regulations” on page     . Certain of the regulatory requirements applicable to New Haven Savings and NewAlliance Bancshares as well as to Savings Bank of Manchester, Connecticut Bancshares, Tolland Bank and Alliance are referred to below or elsewhere herein.

Connecticut Banking Laws And Supervision

Connecticut Banking Commissioner.    The Commissioner regulates internal organization as well as the deposit, lending and investment activities of state-chartered banks, including New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank. The approval of the Commissioner is required for, among other things, the establishment of branch offices and business combination transactions. The Commissioner conducts periodic examinations of Connecticut-chartered banks. The FDIC also regulates many of the areas regulated by the Commissioner, and federal law may limit some of the authority provided to Connecticut-chartered banks by Connecticut law.

Lending Activities.    Connecticut banking laws grant banks broad lending authority. With certain limited exceptions, however, total secured and unsecured loans made to any one obligor under this statutory authority may not exceed 10% and 15%, respectively, of a bank’s equity capital and reserves for loan and lease losses.

Dividends.    A savings bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a savings bank in any year may not exceed the sum of a bank’s net profits for the year in question combined with its retained net profits from the preceding two years. Federal law also prevents an institution from paying dividends or making other capital distributions that, if by doing so, would cause it to become “undercapitalized.” The FDIC may limit a savings bank’s ability to pay dividends. No dividends may be paid to a Connecticut bank’s shareholders if such dividends would reduce shareholders’ equity below the amount of the liquidation account required by the Connecticut conversion regulations.

Branching Activities.    Any Connecticut-chartered bank meeting certain statutory requirements may, with the Commissioner’s approval, establish and operate branches in any town or towns within the state and establish mobile branches.

Investment Activities.    Connecticut law requires the board of directors of each Connecticut bank to adopt annually an investment policy to govern the types of investments New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank make, and to periodically review a bank’s adherence to its investment policy. The investment policy must establish standards for the making of prudent investments and procedures for divesting investments no longer deemed consistent with a bank’s investment policy. In recent years, Connecticut law has expanded bank investment activities.

Connecticut banks may invest in debt securities and debt mutual funds without regard to any other liability to the Connecticut bank of the maker or issuer of the debt securities and debt mutual funds, if the debt securities and debt mutual funds are rated in the three highest rating categories or otherwise deemed to be a prudent investment, and so long as the total amount of debt securities and debt mutual funds of any one issuer will not exceed 25% of the Bank’s total equity capital and reserves for loan and lease losses and the total amount of all its investments in debt securities and debt mutual funds will not exceed 25% of its assets. In addition, a Connecticut bank may invest in certain government and agency obligations according to the same standards as debt securities and debt mutual funds except without any percentage limitation.

Similarly, Connecticut banks may invest in equity securities and equity mutual funds without regard to any other liability to the Connecticut bank of the issuer of equity securities and equity mutual funds, so long as the total amount of equity securities and equity mutual funds of any one issuer does not exceed 25% of the Bank’s total equity capital and reserves for loan and lease losses and the total amount of the Bank’s investment in all equity securities and equity mutual funds does not exceed 25% of its assets.

Powers.    In recent years, Connecticut law has expanded banks’ powers. Connecticut law permits Connecticut banks to sell insurance and fixed- and variable-rate annuities if licensed to do so by the Connecticut Insurance Commissioner. Connecticut law authorizes a new form of Connecticut bank known as an uninsured bank. An uninsured bank has the same powers as insured banks except that it does not accept retail deposits and is not required to insure deposits with the FDIC. With the prior approval of the Commissioner, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act (“BHCA”) or the Home Owners’ Loan Act (“HOLA”), both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Commissioner unless the Commissioner disapproves the activity.

Assessments.    Connecticut banks are required to pay annual assessments to the Connecticut Department of Banking to fund the Department’s operations. The general assessments are paid pro-rata based upon a bank’s asset size.

Enforcement.    Under Connecticut law, the Commissioner has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Commissioner’s enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

Federal Regulations

Capital Requirements.    Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System (“state non-member banks”), such as New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common shareholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank’s “risk-based capital ratio.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC’s risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0% risk weight, loans secured by one- to four-family residential properties generally have a 50% risk weight, and commercial loans have a risk weighting of 100%.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier 1 capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

The Federal Deposit Insurance Corporation Improvement Act (the “FDICIA”) required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank’s capital and economic value to changes in interest rate risk in assessing a bank’s capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.

As a bank holding company, NewAlliance Bancshares will be, as Alliance has been, subject to capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks. On a pro forma consolidated basis, after the offering, NewAlliance Bancshares’ pro forma shareholders’ equity will exceed these requirements. As a savings and loan holding company regulated by the OTS, Connecticut Bancshares is not, under current law, subject to any separate regulatory capital requirements. See “BUSINESS OF CONNECTICUT BANCSHARES—Regulation and Supervision—Connecticut Bancshares Holding Company Regulations” on page     .

Standards for Safety and Soundness.    As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Most recently, the agencies have established standards for safe guarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities.    Since the enactment of the FDICIA, all state-chartered FDIC insured banks, including savings banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDICIA and the FDIC permit exceptions to these limitations. For example, state chartered banks, such as New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq National Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. Savings Bank of Manchester and New Haven Savings Bank received grandfathered authority from the FDIC to invest in listed stock and/or registered shares. The maximum permissible investment is 100% of Tier 1 Capital, as specified by the FDIC’s regulations, or the maximum amount permitted by Connecticut law, whichever is less. New Haven Savings Bank also received grandfathered authority to purchase preferred stock and registered investment company shares subject to the same limits listed above. In addition, New Haven Savings Bank received permission from the FDIC to purchase and retain up to an additional 60% of its Tier 1 Capital in money market (auction rate) preferred stock and to purchase and retain up to an additional 15% of its Tier 1 Capital in adjustable rate preferred stock. Such grandfathered authority may be terminated upon the FDIC’s determination that such investments pose a safety and soundness risk to Savings Bank of Manchester and New Haven Savings Bank or if Savings Bank of Manchester converts its charter or undergoes a change in control. As of June 30, 2003, New Haven Savings Bank had $40.1 million, Savings Bank of Manchester had $29.31 million and Tolland Bank had $19.8 million of securities which were held under such authority. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the BIF. The FDIC has adopted revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 (the “GLB Act”) specifies that a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Branching.    Beginning June 1, 1997, the Interstate Banking Act (the “IBA”) permitted the responsible federal banking agencies to, under certain circumstances, approve acquisition transactions between banks located in different states, regardless of whether the acquisition would be prohibited under the law of the two states. The IBA also permitted a state to “opt in” to the provisions of the IBA before June 1, 1997, and permitted a state to “opt out” of the provisions of the IBA by adopting appropriate legislation before that date. In 1995, Connecticut affirmatively “opted-in” to the provisions of the IBA. Accordingly, beginning June 1, 1997, the IBA permitted a Connecticut-chartered bank to acquire institutions in a state other than Connecticut unless the other state had opted out of the IBA. The IBA also authorizes de novo branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Prompt Corrective Regulatory Action.    Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of June 30, 2003, New Haven Savings Bank, Savings Bank of Manchester, and Tolland Bank were “well capitalized” institutions.

“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates.    Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the “FRA”). In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such savings bank’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term “covered transaction” includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with nonaffiliates.

Further, Section 22(h) of the FRA restricts an institution with respect to loans to directors, executive officers, and principal shareholders (“insiders”). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution’s total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank’s employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

Enforcement.    The FDIC has extensive enforcement authority over insured savings banks, including New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution’s financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

Insurance Of Deposit Accounts

The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution’s financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information which the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. BIF members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980’s to recapitalize the Federal Savings and Loan Insurance Corporation. For the six months ended June 30, 2003 and 2002, the total FDIC assessment was $150,000 and $151,000, respectively, for New Haven Savings Bank, $132,000 and $142,000, respectively for Savings Bank of Manchester, and $27,000 and $26,000, respectively, for Tolland Bank. The FDIC is authorized to raise the assessment rates. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of New Haven Savings Bank, Savings Bank of Manchester, and Tolland Bank.

The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The managements of New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Reserve System

The FRB regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $42.1 million or less (which may be adjusted by the FRB) the reserve requirement is 3%; and for amounts greater than $42.1 million, 10% (which may be adjusted by the FRB between 8% and 14%), against that portion of total transaction accounts in excess of $42.1 million. The first $6.0 million of otherwise reservable balances (which may be adjusted by the FRB) are exempted from the reserve requirements. New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank are in compliance with these requirements.

Federal Home Loan Bank System

New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank are members of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. New Haven Savings Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at June 30, 2003 of $13.8 million. At June 30, 2003, New Haven Savings Bank had $151.1 million in Federal Home Loan Bank advances. Savings Bank of Manchester was in compliance with this requirement with such an investment at June 30, 2003 of $30.8 million. At June 30, 2003, Savings Bank of Manchester had $571.81 million in FHLB advances. Tolland Bank was in compliance with an investment of $2.6 million at June 30, 2003. Tolland Bank had $51.28 million in FHLB advances at June 30, 2003.

The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, Savings Bank of Manchester’s net interest income would likely also be reduced. Recent legislation has changed the structure of the Federal Home Loan Banks’ funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. For the six months ended June 30, 2003 and 2002, cash dividends from the Federal Home Loan Bank to New Haven Savings Bank amounted to approximately $218,000 and $256,000, respectively such dividends to Savings Bank of Manchester amounted to approximately $488,000 and $572,000, respectively, and such dividends to Tolland Bank amounted to approximately $42,000 and $45,000, respectively. There can be no assurance that such dividends will continue in the future. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the Federal Home Loan Bank stock held by New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank.

Holding Company Regulation

General.    As bank holding companies, NewAlliance Bancshares will be and Alliance is subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Commissioner. The Connecticut Banking Commissioner will disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the Connecticut Banking Commissioner waives this five year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class.

Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

As bank holding companies, NewAlliance Bancshares and Alliance must obtain Federal Reserve Board approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

The Banking Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers’ checks and United States Savings Bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers. Except for investments in community development activities through a Community Development Corporation, NewAlliance Bancshares has no present plans to engage in any of these activities.

Dividends.    The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.” See “Regulatory Capital Requirements” on page     .

Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the consolidated net worth of the bank holding company. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order or any condition imposed by, or written agreement with, the Federal Reserve Board. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, is “well managed” within the meaning of the Federal Reserve Board regulations and is not subject to any unresolved supervisory issues.

Financial Modernization.    The Gramm-Leach-Bliley Act permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a “financial holding company”. A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. NewAlliance Bancshares has not submitted notice to the Federal Reserve Board of its intent to be deemed a financial holding company. However, it is not precluded from submitting a notice in the future should it wish to engage in activities only permitted to financial holding companies.

Miscellaneous Regulation

Sarbanes-Oxley Act of 2002.    On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 implementing legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, the bill restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client will require pre-approval by the company’s audit committee members. In addition, the audit partners must be rotated. The bill requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the Sarbanes-Oxley Act, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee or the board of directors or the board itself.

Longer prison terms will also be applied to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company’s financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan “blackout” periods, and loans to company executives are restricted. In addition, a provision directs that civil penalties levied by the SEC as a result of any judicial or administrative action under the Sarbanes-Oxley Act be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution (“FAIR”) provision also requires the SEC to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company’s securities within two business days of the change.

The Sarbanes-Oxley Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company’s “registered public accounting firm” (“RPAF”). Audit Committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the SEC) and if not, why not. Under the Sarbanes-Oxley Act, a RPAF is prohibited from performing statutorily mandated audit services for a company if such company’s chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Sarbanes-Oxley Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company’s financial statements for the purpose of rendering the financial statements materially misleading. The Sarbanes-Oxley Act also requires the SEC to prescribe rules requiring inclusion of an internal control report and assessment by management in the annual report to shareholders. The Sarbanes-Oxley Act requires the RPAF that issues the audit report to attest to and report on management’s assessment of the company’s internal controls. In addition, the Sarbanes-Oxley Act requires that each financial report required to be prepared in accordance with (or reconciled to) generally accepted accounting principles and filed with the SEC reflect all material correcting adjustments that are identified by a RPAF in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

Community Reinvestment Act.    Under the Community Reinvestment Act (CRA), as amended as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. New Haven Savings Bank’s latest FDIC CRA rating was “outstanding”. Connecticut Bancshares’ and Alliance’s most recent CRA ratings were “satisfactory” and “satisfactory,” respectively.

Connecticut has its own statutory counterpart to the CRA which is also applicable to New Haven Savings Bank, Connecticut Bancshares and Alliance. The Connecticut version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Connecticut law requires the Commissioner to consider, but not be limited to, a bank’s record of performance under Connecticut law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. New Haven Savings Bank’s most recent rating under Connecticut law was “outstanding.” Connecticut Bancshares’ and Alliance’s most recent state CRA ratings were “satisfactory” and “satisfactory,” respectively.

Consumer Protection And Fair Lending Regulations.    Connecticut savings banks are subject to a variety of federal and Connecticut statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations.

DESCRIPTION OF CAPITAL STOCK OF NEWALLIANCE BANCSHARES

General

NewAlliance Bancshares is authorized to issue up to 228,000,000 shares of capital stock, consisting of 190,000,000 shares of common stock having a par value of $0.01 per share and 38,000,000 shares of preferred stock having a par value of $0.01 per share. As of the date of this Prospectus, NewAlliance Bancshares has not issued any shares of its common stock or preferred stock. NewAlliance Bancshares currently expects to issue between 58,250,000 and 77,750,000 shares, with an adjusted maximum of 88,962,500 shares of common stock, including stock contributed to NewAlliance Foundation, and no shares of preferred stock in the conversion. In addition, NewAlliance Bancshares expects to issue up to approximately 7,736,905 shares in exchange for Alliance stock in the Alliance acquisition.

Common Stock

General.    Each issued and outstanding share of NewAlliance Bancshares common stock will have the same rights as, and will be identical in all respects with, each other share of such stock. Upon payment of the purchase price for the common stock, in accordance with the plan of conversion, all such stock will be duly authorized, fully paid, validly issued and non-assessable.

The common stock of NewAlliance Bancshares will represent nonwithdrawable capital and will not be an account that is insurable by the FDIC.

Voting Rights.    Each holder of NewAlliance Bancshares Common Stock will be entitled to one vote for each share held on all matters voted upon by shareholders, except as described in “Restrictions on Acquisition of NewAlliance Bancshares and New Haven Savings Bank—Provisions in NewAlliance Bancshares’ Certificate of Incorporation and Bylaws” on page     .

There will be no rights to cumulate votes in the election of directors. If NewAlliance Bancshares issues preferred stock subsequent to conversion, holders of preferred stock may also possess voting rights.

Dividends.    Holders of NewAlliance Bancshares common stock will be entitled to receive and share equally in such dividends as the Board of Directors of NewAlliance Bancshares may declare out of funds legally available for such payments. If NewAlliance Bancshares issues preferred stock, holders of such stock may have a priority over holders of NewAlliance Bancshares common stock with respect to the payment of dividends. See “ Preferred Stock” on page     . State and federal laws and regulations place limitations on the payment of dividends. See “Our Policy Regarding Dividends” on page     .

Liquidation or Dissolution.    In the unlikely event of the liquidation or dissolution of NewAlliance Bancshares, the holders of the common stock will be entitled to receive, after payment or provision for payment of all debts and liabilities of NewAlliance Bancshares (including all deposits in New Haven Savings Bank and accrued interest thereon) and after distribution of the liquidation account established upon completion of the offering for the benefit of eligible account holders and supplemental eligible account holders who continue their deposit accounts at New Haven Savings Bank, all assets of NewAlliance Bancshares available for distribution, in cash or in kind. See “THE CONVERSION AND THE OFFERING—Liquidation Account” on page     . If preferred stock is issued subsequent to the offering, the holders thereof may have a priority over the holders of common stock in the event of liquidation or dissolution.

No Preemptive or Redemption Rights.    Holders of NewAlliance Bancshares common stock will not have preemptive rights with respect to any shares of the capital stock of NewAlliance Bancshares that may be issued, and shares of NewAlliance Bancshares common stock will not be subject to call for redemption

Preferred Stock

None of the 38,000,000 authorized shares of preferred stock of NewAlliance Bancshares will be issued in the conversion. NewAlliance Bancshares’ Board of Directors may, without shareholder approval but subject to certain regulatory approvals, create and issue one or more series of preferred stock. In connection with the creation and issuance of such stock, the Board may establish or change the number of shares in each such series, fix and state the voting powers, designations, preferences and the relative or special rights or privileges of the shares of any series so established and the qualifications thereon without further vote or action by the shareholders.

If and when issued, the preferred stock may rank senior to the common stock as to dividend rights, liquidation preferences, or both, and may have full, limited or no voting rights. Accordingly, the issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

RESTRICTIONS ON ACQUISITION OF NEWALLIANCE BANCSHARES

AND NEW HAVEN SAVINGS BANK

General

Although the Board of Directors of New Haven Savings Bank and the Board of Directors of NewAlliance Bancshares are not aware of any effort that might be made to obtain control of NewAlliance Bancshares after conversion, the boards, as discussed below, believe that it is appropriate to include certain provisions as part of NewAlliance Bancshares’ certificate of incorporation to protect the interests of NewAlliance Bancshares and its shareholders from takeovers which the Board of Directors of NewAlliance Bancshares might conclude are not in the best interests of New Haven Savings Bank, NewAlliance Bancshares or NewAlliance Bancshares’ shareholders.

The following discussion is a general summary of the material provisions of NewAlliance Bancshares’ certificate of incorporation and bylaws, New Haven Savings Bank’s certificate of incorporation and bylaws and certain other regulatory provisions which may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in NewAlliance Bancshares’ certificate of incorporation and bylaws reference should be made to the document in question, which is a part of New Haven Savings Bank’s application to the Connecticut Banking Commissioner and the FDIC and NewAlliance Bancshares’ Registration Statement filed with the SEC. See “Additional Information” on page     .

Provisions In NewAlliance Bancshares’ Certificate Of Incorporation And Bylaws

NewAlliance Bancshares’ certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of shareholders, that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of NewAlliance Bancshares more difficult.

The following description is a summary of the provisions of the certificate of incorporation and bylaws. See “Additional Information” on page      as to how to review a copy of these documents.

Directors.    The Board of Directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of NewAlliance Bancshares’ Board. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.    The certificate of incorporation and bylaws provide that special meetings of shareholders can be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Shareholders are not authorized to call a special meeting of shareholders.

Prohibition on Cumulative Voting.    The certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights.    The certificate of incorporation provides that for a period of five years following the conversion, (i) no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of the outstanding shares of NewAlliance Bancshares common stock, and (ii) in no event will any record owner of any outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Authorized but Unissued Shares of Capital Stock.    After the conversion, NewAlliance Bancshares will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of NewAlliance Bancshares” on page     . The Board of Directors could use these shares of common and preferred stock to render more difficult or to discourage an attempt to obtain control of NewAlliance Bancshares by means of a merger, tender offer or proxy contest.

Restrictions on Removing Directors from Office.    The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights.”)

Authorized but Unissued Shares of Preferred Stock.    The certificate of incorporation also authorizes 38,000,000 shares of preferred stock. NewAlliance Bancshares is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of NewAlliance Bancshares that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of NewAlliance Bancshares. The Board of Directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws.    Amendments to the certificate of incorporation must be approved by NewAlliance Bancshares’ Board of Directors and also by a majority of the outstanding shares of NewAlliance Bancshares’ voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of NewAlliance Bancshares common stock, or more than 5% of NewAlliance Bancshares common stock for control purposes;

(ii)	The inability of shareholders to act by written consent;

(iii)	The inability of shareholders to call special meetings of shareholders;

(iv)	The division of the Board of Directors into three staggered classes;

(v)	The ability of the Board of Directors to fill vacancies on the Board;

(vi)	The inability to deviate from the manner prescribed in the bylaws by which shareholders nominate directors and bring other business before meetings of shareholders;

(vii)	The requirement that at least 80% of shareholders must vote to remove directors, and can only remove directors for cause;

(viii)	The ability of the Board of Directors to amend and repeal the bylaws;

(ix)	The ability of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire NewAlliance Bancshares; and

(x)	The provisions concerning business combinations with interested shareholders and others.

The bylaws may be amended by the affirmative vote of a majority of the directors of NewAlliance Bancshares or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.

Supermajority Vote.    NewAlliance Bancshares’ certificate of incorporation requires the affirmative vote of holders of at least 80% of the voting power of the then-outstanding shares of stock to approve a business combination with an interested shareholder, including the following transactions: (i) any acquisition or consolidation with an interested shareholder, as defined in the certificate of incorporation, or an affiliate of an interested shareholder; (ii) any sale, lease or other disposition of 25% or more of our assets to an interested shareholder or an affiliate of such interested shareholder; (iii) the issuance or transfer by NewAlliance Bancshares of any securities to an interested shareholder or an affiliate of such interested shareholder in exchange for cash, securities or other property having a fair market value of at least 25% of our outstanding common stock; (iv) the adoption of any plan or proposal for the liquidation or dissolution of NewAlliance Bancshares proposed by an interested shareholder or an affiliate of such interested shareholder; or (v) any transaction which has the effect of increasing the proportional share of the ownership of securities of NewAlliance Bancshares by an interested shareholder or an affiliate of such interested shareholder. An interested shareholder is defined in our certificate of incorporation as the owner of more than 10% of voting power of the outstanding voting stock, a person who has succeeded (including through assignment) to any shares of the voting stock within a two-year period of such voting stock being owned by an interested shareholder through a series of transactions, not involving a public offering, or an affiliate of NewAlliance

Bancshares who was the beneficial owner of at least 10% of our voting stock within a two-year period immediately prior to the date in question. Voting stock is defined in our certificate of incorporation as outstanding shares of NewAlliance Bancshares entitled to vote in the election of directors. Only a majority vote of shareholders is required, however, if two-thirds of NewAlliance Bancshares’ disinterested directors approve the transaction, or certain fair price provisions are satisfied. NewAlliance Bancshares’ certificate of incorporation also requires the affirmative vote of 80% of the then-outstanding shares of stock to approve other business combination transactions unless approved by two-thirds of disinterested directorships.

Delaware General Corporate Law

The State of Delaware has a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporation Law, is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

In general, Section 203 provides that a “person” who owns 15% or more of the outstanding voting stock of a Delaware corporation may not consummate a acquisition or other business combination transaction with such corporation at any time during the three-year period following the date such “person” acquired 15% of the outstanding voting stock. The term “business combination” is defined broadly to cover a wide range of corporate transactions, including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

The statute exempts the following transactions from the requirements of Section 203:

(1)	Any business combination if, prior to the date a person acquired 15% of the voting stock, the board of directors approved either the business combination or the transaction which resulted in the shareholder acquiring 15%;

(2)	Any business combination involving a person who acquired at least 85% of the outstanding voting stock in the same transaction in which 15% was acquired (with the number of shares outstanding calculated without regard to those shares owned by the corporation’s directors who are also officers and by certain employee stock plans);

(3)	Any business combination that is approved by the board of directors and by a two-thirds vote of the outstanding voting stock not owned by the interested party; and

(4)	Certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors.

A corporation may exempt itself from the requirement of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by Section 203 of the Delaware General Corporation Law. At the present time, the Board of Directors does not intend to propose any such amendment.

Regulatory Restrictions

Federal Change in Bank Control Act.    Federal law provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, an acquiring person is presumed to acquire control if the person acquires the ownership, control or holding of the power to vote of 10% or more of any class of the holding company’s voting stock if (a) the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act, or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10% or more of the common stock of NewAlliance Bancshares.

The Federal Reserve Board may prohibit an acquisition of control if:

•	It would result in a monopoly or substantially lessen competition;

•	The financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	The competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

Federal Bank Holding Company Act.    Federal law provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company.

An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHCA is not subject to the notice requirements of the Change in Bank Control Act. Accordingly, the prior approval of the Federal Reserve Board under the BHCA would be required (a) before any bank holding company could acquire 5% or more of the common stock of NewAlliance Bancshares and (b) before any other company could acquire 25% or more of the common stock of NewAlliance Bancshares.

TRANSFER AGENT AND REGISTRAR FOR NEWALLIANCE BANCSHARES COMMON STOCK

                     will act as the transfer agent and registrar for issued and outstanding shares of NewAlliance Bancshares common stock.

LEGAL OPINIONS

Tyler Cooper & Alcorn, LLP, Hartford, Connecticut will give their opinions on behalf of NewAlliance Bancshares concerning the legality of the shares issued in the offering. Elias, Matz, Tiernan & Herrick, L.L.P., Washington, D.C. will give their opinion on behalf of NewAlliance Bancshares concerning certain tax matters. Tyler Cooper & Alcorn, LLP and Elias, Matz, Tiernan & Herrick, L.L.P. have consented to the references herein to their opinions. Certain legal matters will be passed upon for Ryan Beck & Co., Inc. by Luse Gorman Pomerenk & Schick, P.C. of Washington, D.C.

EXPERTS

The consolidated financial statements of New Haven Savings Bank as of March 31, 2003 and 2002 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Connecticut Bancshares, Inc. and subsidiary as of December 31, 2002 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alliance Bancorp of New England, Inc. and subsidiary as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Arthur Andersen LLP has not consented to the incorporation of their report on the financial statements of New Haven Savings Bank for the year ended March 31, 2001 in this prospectus, nor to the incorporation of their report on the financial statements of Connecticut Bancshares, Inc. and subsidiary as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their reports in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

ADDITIONAL INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 with respect to the common stock offered through this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. You may examine this information without charge at the public reference facilities of the SEC located at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain copies of the material from the SEC at prescribed rates. The registration statement also is available through the SEC’s world wide web site on the internet at http://www.sec.gov.

This document contains a description of the material features of certain contracts and other documents filed as exhibits to the registration statement. The statements as to the contents of such exhibits are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified by reference to the contract or document.

New Haven Savings Bank has filed an application for conversion with the Connecticut Banking Commissioner and a notice of intent to convert with the FDIC. We have also filed an application with the Federal Reserve Bank of Boston to become a bank holding company. This prospectus omits some information contained in those applications. The conversion application may be examined at the Office of the Connecticut Banking Commissioner, State of Connecticut Department of Banking, 260 Constitution Plaza, Hartford, Connecticut 06103. The notice of intent to convert may be examined at the Federal Deposit Insurance Corporation’s offices at 15 Braintree Hill Office Park, Suite 100, Braintree, Massachusetts 02184.

The bank holding company application may be inspected, without charge, at the offices of the Federal Reserve Bank of Boston, 600 Atlantic Avenue, Boston, Massachusetts 02106.

In connection with the offering, we will register the common stock with the Securities and Exchange Commission under Section 12(g) of the Exchange Act. Upon this registration, NewAlliance Bancshares will become subject to the Securities and Exchange Commission’s proxy solicitation rules and periodic reporting requirements.

You may obtain a copy of the plan of conversion as well as the certificate of incorporation and bylaws of NewAlliance Bancshares without charge from us by contacting [            ], 195 Church Street, New Haven, Connecticut 06510. Copies of the appraisal report of RP Financial and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of New Haven Savings Bank by contacting              as indicated above.

STOCK INFORMATION CENTER

If you have any questions regarding the offering or the conversion, please call our Stock Information Center, toll free, at 1-866-926-6222.

INDEX TO NEW HAVEN SAVINGS BANK CONSOLIDATED FINANCIAL STATEMENTS

NEW HAVEN SAVINGS BANK

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Page

Report of Independent Accountants	F-2

Copy of Previously Issued Report of Independent Public Accountants	F-3

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2003 (unaudited) and March 31, 2003 and 2002	F-4

Consolidated Statements of Income for the Three Months Ended June 30, 2003 (unaudited) and 2002 and for the Years Ended March 31, 2003, 2002 and 2001	F-5

Consolidated Statements of Changes in Capital Accounts for the Three Months Ended June 30, 2003 (unaudited) and for the Years Ended March 31, 2003, 2002 and 2001	F-6

Consolidated Statements of Cash Flows for the Three Months Ended June 30, 2003 and 2002 (unaudited) and for the Years Ended March 31, 2003, 2002 and 2001	F-7

Notes to Consolidated Financial Statements	F-8

All schedules are omitted as the required information either is not applicable or is included in the Consolidated Financial Statements or related Notes.

Separate financial statements for NewAlliance Bancshares, Inc. have not been included in the prospectus because NewAlliance Bancshares, Inc., which has engaged only in organizational activities to date, has no significant assets, contingent on other liabilities, revenues or expenses.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

New Haven Savings Bank

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in capital accounts and cash flows present fairly, in all material respects, the financial position of the New Haven Savings Bank and its subsidiaries (the “Bank”) at March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements for the year ended March 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion in those statements in their report dated April 20, 2001.

April 25, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

The New Haven Savings Bank:

We have audited the accompanying consolidated balance sheets of The New Haven Savings Bank (a Connecticut mutual savings bank) and subsidiaries (the Bank) as of March 31, 2001 and 2000, and the related consolidated statements of income, changes in capital accounts and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The New Haven Savings Bank and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Hartford, Connecticut

April 20, 2001

READERS OF THESE CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE AWARE THAT THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND THAT THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS PROSPECTUS. FURTHERMORE, THIS REPORT HAS NOT BEEN UPDATED SINCE APRIL 20, 2001.

NEW HAVEN SAVINGS BANK

CONSOLIDATED BALANCE SHEETS

	June 30, 2003	March 31,
		2003	2002
	(unaudited)
	(In thousands)
ASSETS
Cash and due from banks, noninterest bearing (note 10)	$62,056	$46,432	$40,522
Federal funds sold	1,000	4,200	17,100

Cash and cash equivalents	63,056	50,632	57,622
Investment securities available for sale (note 3)	1,123,044	1,099,410	974,839
Investment securities held to maturity (note 3)	350	350	945
Loans held for sale	1,765	2,132	1,760
Loans receivable, net (note 4)	1,187,971	1,158,926	1,147,761
Accrued interest and dividends receivable	9,193	9,076	9,191
Federal Home Loan Bank stock (note 7)	13,766	13,766	13,766
Bank premises and equipment, net (note 5)	32,489	32,870	31,465
Real estate owned, net	927	66	—
Deferred tax asset (note 9)	2,062	2,415	4,151
Other assets	13,299	23,859	19,061

	$2,447,922	$2,393,502	$2,260,561

LIABILITIES AND CAPITAL
Deposits (note 6)	$1,818,761	$1,809,257	$1,738,155
Mortgagors’ escrow and other deposits	25,996	25,706	13,329
FHLB advances and other borrowings (note 7)	182,415	141,501	117,466
Accrued interest payable on deposits and borrowings	901	1,019	1,474
Other liabilities	17,732	19,869	17,038

Total liabilities	2,045,805	1,997,352	1,887,462
Commitments and contigencies (note 10)	—	—	—
Capital
Undivided profits	398,408	393,096	369,219
Accumulated other comprehensive income	3,709	3,054	3,880

Total equity	402,117	396,150	373,099

	$2,447,922	$2,393,502	$2,260,561

See accompanying notes to consolidated financial statements.

NEW HAVEN SAVINGS BANK

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30,		Years Ended March 31,
	2003	2002	2003	2002	2001
	(Unaudited)
			(In thousands)
Interest and dividend income:
Real estate mortgage loans	$8,453	$10,665	$39,373	$48,915	$56,262
Commercial real estate loans	4,853	5,040	20,027	20,431	18,404
Commercial loans	1,368	1,577	6,306	5,808	6,960
Consumer loans	2,929	2,827	11,871	10,431	9,629
Federal funds sold	8	27	82	110	291
Investment securities:
Interest	7,997	10,102	36,116	42,657	54,624
Interest-tax exempt	1	1	3	4	4
Dividends	611	781	3,034	3,583	3,922

Total interest and dividend income	26,220	31,020	116,812	131,939	150,096

Interest expense:
Deposits (note 6)	5,765	9,720	33,364	50,558	65,136
Federal Home Loan Bank advances and other borrowings	1,750	1,553	6,253	6,522	6,546

Total interest expense	7,515	11,273	39,617	57,080	71,682

Net interest income before provision for loan losses	18,705	19,747	77,195	74,859	78,414

Provision for loan losses (note 4)	—	—	—	—	—

Net interest income after provision for loan losses	18,705	19,747	77,195	74,859	78,414

Non-interest income:
Depositor service charges	1,859	1,574	6,844	5,903	4,868
Loan and servicing fees	(135)	364	540	1,401	1,248
Trust fees	550	463	1,857	2,043	1,975
Investment and insurance fees	652	718	3,199	1,560	1,511
Rental income	797	648	2,695	2,471	2,010
Net (loss) gain on limited partnerships	(512)	—	(2,529)	231	(118)
Net gain on sale of investment securities (note 3)	—	—	3,851	(3,701)	1,857
Net gain on sale of loans	303	192	1,533	755	119
Other	48	275	617	1,556	1,160

Total non-interest income	3,562	4,234	18,607	12,219	14,630

Non-interest expense:
Salaries and employee benefits (note 8)	8,190	7,962	33,276	28,699	25,388
Occupancy expense	1,661	1,468	6,643	6,055	5,175
Furniture and fixture expense	1,007	964	3,879	3,329	2,813
Outside services	1,729	1,779	7,342	6,078	6,070
Advertising, public relations, and sponsorships	580	883	3,188	2,640	2,702
Contributions to New Haven Savings Bank Foundation	—	—	—	1,464	2,798
Other	1,002	1,099	5,236	4,135	4,549

Total non-interest expense	14,169	14,155	59,564	52,400	49,495

Income before income taxes (note 9)	8,098	9,826	36,238	34,678	43,549

Income taxes	2,786	3,351	12,361	11,748	14,926

Net income	$5,312	$6,475	$23,877	$22,930	$28,623

See accompanying notes to consolidated financial statements.

NEW HAVEN SAVINGS BANK

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL ACCOUNTS

For the Three Months Ended June 30, 2003 (unaudited) and for  the Years Ended March 31, 2003, 2002, and 2001

	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands)
Balance, March 31, 2000	$317,666	$(227)	$317,439

Comprehensive income
Net income	28,623	—	28,623
Change in unrealized gain, net of taxes	—	3,864	3,864

Total comprehensive income			32,487

Balance, March 31, 2001	346,289	3,637	349,926

Comprehensive income
Net income	22,930	—	22,930
Change in unrealized gain, net of taxes	—	243	243

Total comprehensive income			23,173

Balance, March 31, 2002	369,219	3,880	373,099

Comprehensive income
Net income	23,877	—	23,877
Change in unrealized gain, net of taxes	—	(826)	(826)

Total comprehensive income			23,051

Balance, March 31, 2003	393,096	3,054	396,150

Comprehensive income
Net income	5,312	—	5,312
Change in unrealized gain, net of taxes	—	655	655

Total comprehensive income			5,967

Balance, June 30, 2003	$398,408	$3,709	$402,117

See accompanying notes to consolidated financial statements.

NEW HAVEN SAVINGS BANK

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended June 30,		Years ended March 31,
	2003	2002	2003	2002	2001
	(unaudited)
			(In thousands)
Cash flows from operating activities
Net income	$5,312	$6,475	$23,877	$22,930	$28,623
Adjustments to reconcile net income to net cash provided by operating activities
Provision for (recovery of) OREO losses	—	—	725	(170)	—
Loss (gain) on sales of other real estate owned and non performing loans, net	6	(6)	(99)	(660)	(316)
Gain on sale of bank premises and equipment	—	—	—	(12)	—
Depreciation and amortization	958	905	3,733	3,400	2,670
Amortization of premium on assets acquired	7	25	111	103	238
Amortization of premium on purchase of residential mortgages	—	—	—	20	235
Change in deferred income taxes	—	—	2,182	(395)	613
Net amortization/accretion on investment securities	1,501	(36)	3,812	(1,265)	(8,817)
Net securities (gains) losses	(1)	(1)	(3,851)	3,701	(1,857)
Net gain on sales of performing loans	(302)	(194)	(1,533)	(755)	(129)
(Increase) decrease in accrued income receivable	(117)	(841)	115	1,902	(81)
Decrease (increase) in other assets	10,201	(1,025)	(6,183)	4,636	(6,780)
Provision for loss on limited partnerships	517	—	2,554	1,289	—
(Decrease) increase in other liabilities	(2,255)	(269)	2,376	807	4,653

Net cash provided by operating activities	15,827	5,033	27,819	35,531	19,052

Cash flows from investing activities
Proceeds from maturity of investment securities	105,755	352,440	949,569	1,478,131	1,133,934
Proceeds from sales and other principal reductions of available for sale investment securities	163,678	139,558	815,712	731,823	453,568
Purchase of investment securities	(293,559)	(548,447)	(1,890,489)	(2,243,407)	(1,665,116)
Proceeds from sales of loans	20,892	12,782	112,643	121,776	19,210
Net increase in loans	(50,337)	(34,690)	(127,474)	(180,051)	1,262
Proceeds from sales of other real estate owned	37	101	2,853	2,061	2,199
Purchase of premises and equipment	(577)	(685)	(5,137)	(5,631)	(8,109)

Net cash used in investing activities	(54,111)	(78,941)	(142,323)	(95,298)	(63,052)

Cash flows from financing activities
Net increase in deposits	9,504	50,252	71,102	64,790	27,532
Increase (decrease) in mortgagors’ escrow accounts	290	16,113	12,377	(859)	(482)
Proceeds from borrowed funds	182,672	125,256	723,407	486,720	417,656
Repayments of borrowed funds	(141,758)	(119,995)	(699,372)	(483,704)	(396,247)

Net cash provided by financing activities	50,708	71,626	107,514	66,947	48,459

Net (decrease) increase in cash and cash equivalents	12,424	(2,282)	(6,990)	7,180	4,459

Cash and equivalents, beginning of year	50,632	57,622	57,622	50,442	45,983

Cash and equivalents, end of year	$63,056	$55,340	$50,632	$57,622	$50,442

Supplemental information
Cash paid for
Interest on deposits and borrowings	$7,633	$11,546	$40,072	$56,535	$71,075
Income taxes paid, net	433	—	12,200	11,400	13,500
Noncash transactions
Loans transferred to other real estate owned	904	160	3,546	622	2,056

See accompanying notes to consolidated financial statements.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

1.    Summary of Significant Accounting Policies

The accounting policies of the New Haven Savings Bank (“NHSB” or “the Bank”) and its subsidiaries conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. Significant policies are described below.

Organization and Principles of Consolidation

The consolidated financial statements include the accounts of the Bank and the Bank’s wholly-owned subsidiaries, Fairbank Corporation, The Loan Source, NHSB Financial Services, Inc., NHSB Community Development Corporation (CDC) and NHSB Servicing Company (collectively, the Bank). All material intercompany balances and transactions have been eliminated in consolidation.

NHSB is a mutual savings bank with its main office located in New Haven, Connecticut. NHSB provides business and consumer banking; mortgage lending, trust and investment services, and insurance services through its 31 full-service banking offices in south central Connecticut. The Bank is subject to the regulation of certain state and federal agencies and undergoes periodic examination by those regulatory authorities.

As discussed in Note 14, the Bank has adopted a Plan of Conversion pursuant to which the Bank will convert to a state chartered stock bank.

Use of Estimates in Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Unaudited Interim Financial Statements

The consolidated financial statements and related notes as of June 30, 2003 and for the three months ended June 30, 2003 and 2002 are unaudited. All adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for fair presentation of financial position, results of operations and cash flows, have been made. The results of operations for the three months ended June 30, 2003 are not necessarily indicative of the results which may be expected for a full year.

Investment Securities

The Bank may classify its debt securities in one of three categories: trading, available for sale, or held to maturity. Marketable equity securities are classified as either trading or available for sale. Management determines the appropriate classifications of securities at the time of purchase. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are debt securities for which the Bank has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At March 31, 2003 and 2002, all of the Bank’s debt and equity securities were classified as available for sale or held to maturity.

Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Trading and available for sale securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported in accumulated other comprehensive income (loss), a separate component of capital, until realized.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Premiums and discounts on debt securities are amortized or accreted into interest income over the term of the securities in a manner that approximates the level yield method. A decline in market value of a security below amortized cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Gains and losses on sales of securities are recognized at the time of sale on a specific identification basis.

The Bank invests in limited partnerships. As of June 30, 2003, March 31, 2003 and 2002, the book value of the Bank’s investment in ten limited partnerships, which are accounted for at the lower of cost or net realizable value and included in other assets, was approximately $3.3 million, $3.9 million and $6.1 million, respectively. Income, generally in the form of distributions from the partnerships, is recognized on the cash basis and included in non-interest income. Six of the ten limited partnerships are real estate related.

Loans Held for Sale

Loans held for sale are valued at the lower of acquisition cost (less principal payments received) or estimated market value. For performing loans, market value is estimated using quoted market prices provided by government sponsored entities. Nonperforming loans are valued on the basis of the Bank’s experience selling nonperforming loans. There were no nonperforming loans held for sale as of June 30, 2003, March 31, 2003 and 2002.

Loans Receivable, Net

Loans are stated at their principal amounts outstanding, net of deferred loan fees and costs and allowance for loan losses.

Interest on loans is credited to income as earned based on the rate applied to principal amounts outstanding. Loans are placed on nonaccrual status when timely collection of principal or interest in accordance with contractual terms is doubtful. Loans are generally transferred to a nonaccrual basis when principal or interest payments become 90 days delinquent (based on the contractual terms of the loan) or sooner if management concludes circumstances indicate that borrowers may be unable to meet contractual principal or interest payments. The Bank’s policy is to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more. If ultimately collected, such interest is credited to income when received. Loans are removed from nonaccrual status when they become current as to principal and interest and when, in the opinion of management concern no longer exists as to the collectibility of principal and interest.

Certain direct loan origination fees and costs are deferred, and recognized over the lives of the related loan as an adjustment of interest using a method approximating the yield method. When loans are prepaid, sold or participated out, the unamortized portion of deferred fees or costs is recognized as income or expense at that time.

The adequacy of the allowance for loan losses is regularly evaluated by management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and other pertinent factors. The provision for loan losses charged to expense is based upon management’s judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses inherent in the loan portfolio. Loan losses are charged against the allowance when management believes the collectibility of the principal balance outstanding is unlikely.

In determining the adequacy of the allowance for loan losses, management reviews overall portfolio quality through an evaluation of individual performing and impaired loans, the risk characteristics of the loan portfolios, an analysis of current levels and trends in charge offs, delinquency and nonaccruing loan data, and the credit risk profile of each component of the portfolio, among other factors. While management uses the best available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

The allowance for loan losses consists of a formula allowance, based on a variety of factors including historical loss experience, for various loan portfolio classifications and a specific valuation allowance for loans identified as impaired. The allowance is an estimate, and ultimate losses may vary from management’s estimate. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

A loan is considered to be impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, as defined, may be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate or at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Real Estate Owned

Real estate owned is comprised of real estate acquired through foreclosure or deeded to the Bank in lieu of foreclosure. Each real estate owned property is carried at the lower of cost or fair market value, less estimated selling costs. Any further decline in value based on subsequent changes to estimated fair market value is charged against the reserve for losses on real estate owned. Gains and losses on sales of properties are reflected in the consolidated statements of income when realized. Holding costs are charged to current period earnings.

Mortgage Servicing Rights

The Bank capitalizes mortgage servicing rights for loans sold based on the relative fair value which is allocated between the mortgage between the mortgage servicing rights and the mortgage loans (without servicing rights).

Mortgage servicing rights are amortized on a level yield basis over the period of estimated net servicing revenue and such amortization is included in the consolidated statement of income as a reduction of loan servicing fee income. They are evaluated for impairment by comparing the aggregate carrying amount of the servicing rights to their fair value. Fair value is estimated using market prices of similar mortgage servicing assets. Impairment is recognized through a valuation reserve and is included in amortization of mortgage servicing rights.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method using the estimated lives of the assets. Estimated lives are 5 to 40 years for building and improvements and 5 to 10 years for furniture, fixtures and equipment. Amortization of leasehold improvements is calculated on a straight-line basis over the terms of the related leases, including renewal periods, or the life of the asset, whichever is shorter. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renovations are capitalized.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Income Taxes

The Bank files consolidated federal and state tax returns. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” the Bank uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities. Deferred tax assets are also recognized for available tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when temporary differences and carryforwards are realized or settled.

The deferred tax asset is subject to reduction by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management’s judgment about the realization of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

Income tax expense includes the amount of taxes payable for the current year, and the deferred tax benefit or expense for the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (“FHLB”), the Bank is required to hold a certain amount of FHLB stock. This stock is considered to be a non-marketable equity security and, accordingly, is carried at cost.

Related Party Transactions

Directors, officers and employees of the Bank and their associates have been customers of and had transactions with the Bank, and management expects that such persons will continue to have such transactions in the future. See Note 4 for further information with respect to loans to related parties.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash, due from banks and federal funds sold.

Trust Assets

Approximately $346.1 million, $317.2 million, and $408.3 million of assets were held by the Bank at June 30, 2003, and March 31, 2003 and 2002, respectively, in a fiduciary or agency capacity for customers. These assets are not included in the accompanying consolidated financial statements since they are not owned by the Bank.

Comprehensive Income

The purpose of reporting comprehensive income is to report a measure of all changes in an entity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Comprehensive income includes net income and certain changes in capital that are not recognized in the statement of income (such as changes in net unrealized gains and losses on securities available for sale). The Bank has reported comprehensive income and its components for 2003 and 2002 in the consolidated statement of changes in capital accounts.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002 the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized and depreciated as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier adoption is permitted. The Bank adopted this standard as of April 1, 2003. Adoption of this statement did not have a material impact on its consolidated financial statements.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets be measured at the lower of carrying amount or fair value less the cost to sell, and broadens the reporting of discontinued operations. This statement was effective in fiscal year 2003 but did not affect the Bank’s consolidated financial statements.

SFAS No. 145, “Rescission of FASB statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” updates, clarifies and simplifies several existing accounting pronouncements. Among other things, SFAS No. 145 eliminates the requirement in SFAS No. 4 to report material gains and losses from extinguishments of debt as extraordinary items, net of related income taxes. Adoption of this statement did not affect the Bank’s consolidated financial statements.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” requires that a liability be recognized for these costs only when incurred. Prior to SFAS No. 146, a liability was recognized when an entity committed to an exit plan. Initial adoption of this statement, which is effective for exit or disposal activities initiated after December 31, 2002, did not affect the Bank’s consolidated financial statements.

SFAS No. 147, “Acquisitions of Certain Financial Institutions,” eliminates the requirement to amortize an excess of fair value of liabilities assumed over the fair value of assets acquired in certain acquisitions of financial institutions. SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangible assets of financial institutions, such as core deposit intangibles. Adoption of this statement did not affect the Bank’s consolidated financial statements.

SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment, of FASB Statement No. 123,” amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair values based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures to both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. Adoption of this statement did not affect the Bank’s consolidated financial statements.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” addresses disclosures to be made by a guarantor in its financial statements about its obligations under guarantees. The disclosure requirements applicable to the Bank are included in note 10 to the consolidated financial statements. The interpretation also requires the recognition, at fair value, of a liability by a guarantor at the inception of certain guarantees issued or modified after December 31, 2002. This recognition requirement did not have a material affect on the Bank’s consolidated financial statements.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” (FIN 46) provides guidance on the identification of entities controlled through means other than voting rights. FIN 46 specifies how New Haven Savings Bank should evaluate its interests in variable interest entities to determine whether to consolidate that entity. FIN 46 was effective immediately for entities created after January 31, 2003 (for which New Haven Savings Bank had none), and for New Haven Savings Bank, applies to previously existing entities for the quarter beginning on July 1, 2003. New Haven Savings Bank is the limited partner in certain low-income housing tax credit partnerships. As a limited partner in these unconsolidated projects, New Haven Savings Bank is allocated tax credits and deductions associated with the underlying properties. New Haven Savings Bank is evaluating the impact of applying FIN 46 to these projects and has not yet completed its analysis. New Haven Savings Bank’s maximum exposure to loss from its involvement in these low-income housing tax credit partnerships is the unamortized investment balance plus certain tax credits claimed, but subject to recapture. New Haven Savings Bank also makes investments, mainly for community involvement purposes, in companies that construct, acquire and rehabilitate local real estate projects. New Haven Savings Bank is evaluating the impact of applying FIN 46 to these

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002 projects and has not yet completed its analysis. New Haven Savings Bank’s maximum exposure to loss from its involvement in these projects is the investment balance of $1.0 million. New Haven Savings Bank also is a limited partner in SBIC Limited Partnerships that make equity and debt investments in individual companies. New Haven Savings Bank is evaluating the impact of applying FIN 46 to these investments in SBIC Limited Partnerships and has not yet completed its analysis. New Haven Savings Bank’s maximum exposure to loss from its involvement in these SBIC Limited Partnerships projects is the investment balance of $2.2 million.

SFAS No. 149, “Amendment of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities,” amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133. This Statement was effective for contracts and hedging relationships entered into or modified after June 30, 2003. This Statement will not affect the Bank’s consolidated financial statements.

SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity,” establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not affect the Bank’s consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the 2001 and 2002 financial statements to make them consistent with the 2003 presentation.

2.    Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the banking regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital to risk weighted assets and of Tier 1 Capital to average assets. Management believes that as of March 31, 2003 and 2002 the Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. Management believes that there are no events or conditions which have occurred subsequent to the notification that would change the Bank’s capital category.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

The following is a summary of the Bank’s actual capital amounts and ratios as of June 30, 2003 and March 31, 2003 and 2002, compared to the required amounts and ratios for minimum capital adequacy and for classification as a well-capitalized institution:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of June 30, 2003:
Tier 1 Capital (to Average Assets)	$397,533	16.6%	$96,018	4.0%	$120,023	5.0%
Tier 1 Capital (to Risk Weighted Assets)	397,533	27.8	57,155	4.0	85,733	6.0
Total Capital (to Risk Weighted Assets)	415,435	29.1	114,310	8.0	142,888	10.0

As of March 31, 2003:
Tier 1 Capital (to Average Assets)	$389,295	16.5%	$94,685	4.0%	$118,356	5.0%
Tier 1 Capital (to Risk Weighted Assets)	389,295	27.2	57,279	4.0	85,918	6.0
Total Capital (to Risk Weighted Assets)	407,207	28.4	114,558	8.0	143,197	10.0

As of March 31, 2002:
Tier 1 Capital (to Average Assets)	$368,065	16.3%	$90,384	4.0%	$112,980	5.0%
Tier 1 Capital (to Risk Weighted Assets)	368,065	25.1	58,556	4.0	87,834	6.0
Total Capital (to Risk Weighted Assets)	386,985	26.4	117,112	8.0	146,390	10.0

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

3.    Investment Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2003 and March 31, 2003 and 2002 are as follows:

	June 30, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
Investment securities:
U.S. Treasury bills	$500	$—	$—	$500
U.S. Government agencies	58,128	91	(38)	58,181
Obligations of states and political subdivisions	8,627	437	—	9,064
Asset-backed securities	16,690	110	—	16,800
Marketable equity securities	40,097	87	—	40,184
Money market funds	7,700	—	—	7,700
Trust preferred securities	60,521	178	(2,585)	58,114
Short-term obligations	55,192	—	—	55,192
Other bonds	52,040	494	(513)	52,021

Total investment securities	299,495	1,397	(3,136)	297,756

Mortgage-backed securities:
U.S. Government agencies and pass thru securities	504,789	6,258	(372)	510,675
U.S. Agency issued collateralized mortgage obligations	278,021	1,647	(156)	279,512
Private issued collateralized mortgage obligations	35,033	178	(110)	35,101

Total mortgage-backed securities	817,843	8,083	(638)	825,288

Total available for sale securities	1,117,338	9,480	(3,774)	1,123,044

Securities held to maturity:
Investment securities:
Foreign bonds	300	—	—	300
Other bonds	50	—	—	50

Total securities held to maturity	350	—	—	350

Total securities	$1,117,688	$9,480	$(3,774)	$1,123,394

At June 30, 2003, the net unrealized gain on securities available for sale of $5.7 million, net of income taxes of $2.0 million, is included in accumulated other comprehensive income of $3.7 million in equity.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

	March 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
Investment securities:
U.S. Treasury bills	$498	$—	$—	$498
U.S. Government agencies	64,601	139	(38)	64,702
Obligations of states and political subdivisions	8,666	382	—	9,048
Asset-backed securities	22,120	43	—	22,163
Marketable equity securities	34,611	80	—	34,691
Money market funds	25,800	—	—	25,800
Trust preferred securities	60,502	195	(3,110)	57,587
Short-term obligations	65,988	—	—	65,988
Other bonds	52,030	188	(1,140)	51,078

Total investment securities	334,816	1,027	(4,288)	331,555

Mortgage-backed securities:
U.S. Government agencies	466,838	6,066	(362)	472,542
U.S. Agency issued collateralized mortgage obligations	238,447	1,963	(103)	240,307
Private issued collateralized mortgage obligations	54,609	449	(52)	55,006

Total mortgage-backed securities	759,894	8,478	(517)	767,855

Total available for sale securities	1,094,710	9,505	(4,805)	1,099,410

Securities held to maturity:
Investment securities:
Foreign bonds	300	—	—	300
Other bonds	50	—	—	50

Total securities held to maturity	350	—	—	350

Total securities	$1,095,060	$9,505	$(4,805)	$1,099,760

At March 31, 2003, the net unrealized gains on securities available for sale of $4.7 million, net of income taxes of $1.6 million, is included in accumulated other comprehensive income of $3.1 million in equity.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

	March 31, 2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
Investment securities:
U.S. Treasury bills	$500	$—	$—	$500
U.S. Government agencies	75,922	132	(94)	75,960
Obligations of states and political subdivisions	8,743	189	—	8,932
Asset-backed securities	45,071	228	(5)	45,294
Marketable equity securities	26,331	4,382	(214)	30,499
Money market funds	18,400	—	—	18,400
Trust preferred securities	60,259	—	(2,862)	57,397
Short-term obligations	94,929	—	—	94,929
Other bonds	47,510	29	(792)	46,747

Total investment securities	377,665	4,960	(3,967)	378,658

Mortgage-backed securities:
U.S. Government agencies	51,137	1,081	(2)	52,216
U.S. Agency issued collateralized mortgage obligations	283,633	2,651	(310)	285,974
Private issued collateralized mortgage obligations	256,433	1,716	(158)	257,991

Total mortgage-backed securities	591,203	5,448	(470)	596,181

Total available for sale securities	968,868	10,408	(4,437)	974,839

Securities held to maturity:
Investment securities:
Foreign bonds	800	—	—	800
Other bonds	145	—	—	145

	945	—	—	945

Total securities	$969,813	$10,408	$(4,437)	$975,784

At March 31, 2002, the net unrealized gain on securities available for sale of $6.0 million, net of income taxes of $2.1 million, is included in accumulated other comprehensive income of $3.9 million in equity.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

As of June 30, 2003 and March 31, 2003, the amortized cost and market values of debt securities and short-term obligations, by contractual maturity, are shown below. Expected maturities may differ from contracted maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2003		March 31, 2003
	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In thousands)
Maturity
Available for sale
Due in one year or less	$95,643	$95,729	$117,358	$116,644
Due after one year through five years	50,040	50,019	45,030	44,972
Due after five years through ten years	—	—	4,665	4,990
Due after ten years	28,804	29,210	24,730	24,708

	174,487	174,958	191,783	191,314

Asset-backed securities	16,690	16,800	22,120	22,163
Mortgage-backed securities	504,789	510,675	466,838	472,542
Collateralized mortgage obligations	313,054	314,613	293,056	295,313

	834,533	842,088	782,014	790,018

Held to maturity
Due in one year or less	50	50	—	—
Due after one year through five years	150	150	200	200
Due after five years through ten years	150	150	150	150
Due after ten years	—	—	—	—

	350	350	350	350

Total	$1,009,370	$1,017,396	$974,147	$981,682

Securities with an amortized cost of $1.3 million and $1.5 million and a fair value of $1.3 million and $1.5 million at June 30, 2003 and March 31, 2003 respectively, were pledged to secure public deposits.

The following is a summary of realized gains and losses on sales of securities available for sale during the years ended in March 31, 2002 and 2003:

	Years Ended March 31,
	Debt Securities			Equity Securities
	2003	2002	2001	2003	2002	2001
	(In thousands)
Realized gains	$1,098	$1	$40	$3,688	$752	$1,899
Realized losses	—	(100)	(82)	(935)	(514)	—
Other than temporary declines in fair value	—	—	—	—	(3,840)	—

There were no realized gains and losses on securities available for sale during the three months ended June 30, 2003 and 2002.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

4.    Loans Receivable, Net

The composition of the Bank’s loan portfolio was as follows:

	June 30, 2003	March 31,
		2003	2002
	(In thousands)
Real estate mortgage loans:
Residential (one- to four- family)	$603,388	$589,251	$634,256
Commercial	220,526	222,098	205,687
Multi-family	50,197	52,135	57,478
Residential construction	2,649	3,673	3,141

Total real estate loans	876,760	867,157	900,562

Commercial loans:
Commercial construction	13,246	11,123	20,709
Commercial loans	90,780	89,667	86,559

Total commercial loans	104,026	100,790	107,268

Consumer loans:
Home equity and equity lines of credit	179,952	162,104	112,913
Auto	17,766	19,438	21,045
Mobile home and boat loans	15,627	16,030	15,082
Other	9,488	10,039	11,116

Total consumer loans	222,833	207,611	160,156

Total loans	1,203,619	1,175,558	1,167,986

Deferred loan origination costs and fees, net	2,934	2,300	580

Allowance for loan losses	(18,582)	(18,932)	(20,805)

Loans, net	$1,187,971	$1,158,926	$1,147,761

As of June 30, 2003 and March 31, 2003 and 2002, the Bank’s residential real estate mortgage loan portfolio was entirely collateralized by one to four family homes and condominiums, located predominantly in Connecticut. The commercial real estate mortgage loan portfolio was collateralized primarily by multi-family, commercial and manufacturing properties predominantly located in Connecticut. A variety of different assets, including accounts receivable, inventory and property, plant and equipment, collateralized the majority of business loans.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Mortgage Servicing Rights

The components of mortgage servicing rights are as follows:

	For the Three Months Ended June 30, 2003	For the Year Ended
		2003	2002
	(In thousands)
Mortgage servicing rights
Balance at beginning of year	$2,188	$3,230	$1,756
Additions	164	1,279	1,858
Amortization	(260)	(1,358)	(384)
Change in valuation allowance	(583)	(963)	—

Balance, end of period	$1,509	$2,188	$3,230

Valuation reserve
Balance at beginning of year	$(963)	$—	$—
Net additions	(583)	(963)	—

Balance, end of period	$(1,546)	$(963)	$—

At June 30, 2003 and March 31, 2003 the fair value of the capitalized mortgage servicing right approximated its carrying value. The Bank services residential real estate mortgage loans that it has sold without recourse to third parties. The aggregate of loans serviced for others approximates $330.8 million, $350.8 million and $342.6 as of June 30, 2003, March 31, 2003 and 2002, respectively.

Related Party Loans

As of June 30, 2003, March 31, 2003 and 2002, loans to related parties totaled approximately $4.9 million, $5.0 million and $4.8 million, respectively. For the year ended March 31, 2003, new loans of approximately $2.1 million were granted to these parties and payments of approximately $1.9 million were received. Related parties include directors, officers and employees of the Bank and its subsidiaries and their respective affiliates in which they have a controlling interest and immediate family members. For the years ended March 31, 2003 and 2002, all related party loans were performing.

Allowance for Loan Losses

For the three months ended June 30, 2003 and the years ended March 31, 2003 and 2002, an analysis of the allowance for loan losses is:

	June 30, 2003	March 31,
		2003	2002
	(In thousands)
Balance at beginning of period	$18,932	$20,805	$23,290
Provision charged to operations	—	—	—
Recoveries on loans previously charged off	329	2,135	1,260
Loans charged off	(679)	(4,008)	(3,745)

Balance, end of period	$18,582	$18,932	$20,805

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Nonperforming Assets

Nonperforming assets include loans for which the Bank does not accrue interest (nonaccrual loans), loans 90 days past due and still accruing interest, renegotiated loans due to a weakening in the financial condition of the borrower and other real estate owned. There were no accruing loans included in the Bank’s nonperforming assets as of June 30, 2003, March 31, 2003 and 2002. As of June 30,2003, March 31, 2003 and 2002, nonperforming assets were:

	June 30, 2003	March 31,
		2003	2002
	(In thousands)
Nonaccrual loans	$3,202	$3,641	$9,475
Renegotiated loans	473	281	1,745
Other real estate owned	927	66	—

Total nonperforming assets	$4,602	$3,988	$11,220

For the three months ended June 30, 2003 and for the years ended March 31, 2003, 2002 and 2001, had interest been accrued at contractual rates on nonaccrual and renegotiated loans, interest income would have increased by approximately $51,000, $578,000, $715,000 and $563,000, respectively. As of June 30, 2003 and March 31, 2003, 2002 and 2001, no significant additional funds were committed to customers whose loans have been renegotiated or were nonperforming.

Impaired Loans

As of June 30, 2003 and March 31, 2003 and 2002, the recorded investment in loans considered to be impaired was approximately $932,000, $3.9 million and $8.9 million, respectively. As of June 30, 2003 and March 31, 2003 and 2002, all loans considered impaired by the Bank had an allowance for impairment totaling approximately $140,000, $957,000 and $825,000, respectively. The average recorded investment in impaired loans for the three months ended June 30, 2003, and during fiscal 2003 and 2002 was approximately $2.4 million, $5.0 million and $9.4 million, respectively. For the three months ended June 30, 2003 and 2002, and the years ended March 31, 2003, 2002, and 2001 interest income recognized on impaired loans was approximately $5,000, $115,000 $202,000, $529,000 and $2.7 million respectively.

5.    Premises and Equipment

As of June 30, 2003 and March 31, 2003 and 2002, premises and equipment consisted of:

	June 30, 2003	March 31,
		2003	2002
	(In thousands)
Land and land improvements	$1,446	$1,446	$1,446
Buildings	40,856	40,783	38,189
Furniture and equipment	22,857	22,363	19,934
Leasehold improvements	3,242	3,231	3,148

	68,401	67,823	62,717
Less accumulated depreciation and amortization	(35,912)	(34,953)	(31,252)

Premises and equipment, net	$32,489	$32,870	$31,465

Total depreciation and amortization expenses amounted to $958,000 and $905,000 for the three months ended June 30, 2003 and 2002, respectively, and $3.7 million, $3.4 million, and $2.9 million for the years ended March 31, 2003, 2002 and 2001, respectively.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

6.    Deposits

A summary of deposits by account types is as follows:

	June 30, 2003	March 31,
		2003	2002
	(In thousands)
Regular savings	$522,950	$535,709	$656,057
Money market accounts	603,286	551,260	192,969
NOW accounts	12,400	11,962	12,263
Club accounts	1,813	1,073	1,130
Demand deposit accounts	170,055	164,143	157,590
Time deposit accounts	508,257	545,110	718,146

Total deposits	$1,818,761	$1,809,257	$1,738,155

Interest expense on deposits, by account type, is summarized as follows:

	June 30,		Years Ended March 31,
	2003	2002	2003	2002	2001
	(In thousands)
Regular savings	$820	$2,297	$6,239	$13,193	$18,627
Money market accounts	1,854	828	6,334	1,526	1,979
NOW accounts	50	144	466	920	1,397
Club accounts	1	7	19	30	32
Time deposits	3,040	6,444	20,306	34,889	43,101

Total	$5,765	$9,720	$33,364	$50,558	$65,136

A summary of time deposits by remaining period to maturity is as follows:

	June 30, 2003	March 31,
		2003	2002
	(In thousands)
Three months or less	$137,929	$181,078	$265,870
Three to twelve months	229,164	204,175	308,679
One to three years	69,379	80,671	82,696
Over three years	71,785	79,186	60,901

Total	$508,257	$545,110	$718,146

As of June 30, 2003 and 2002 and March 31, 2003 and 2002, time deposits in denominations of $100,000 or more were approximately $99.9 million $109.2 million, $114 million and $176.8 million, respectively. Interest expense paid on these deposits was approximately $625,000 and $1.4 million for the three months ended June 30, 2003 and 2002, respectively, and $4.4 million, $8.3 million and 7.9 million for the years ended March 31, 2003, 2002 and 2001, respectively.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

7.    Borrowed Funds

Borrowed funds are as follows:

	Interest Rates	June 30, 2003	March 31,
Due in Bank’s Fiscal Year			2003	2002
		(In thousands)
Advances payable to the Federal Home Loan Bank of Boston (“FHLBB”)
2003	5.67%	$—	$—	$4,000
2004	6.07%	3,000	23,000	23,000
2005	1.52% - 7.22%	16,500	11,500	11,500
2006	1.76% - 7.03%	27,600	22,600	22,600
2007	2.91% - 7.26%	18,000	18,000	14,000
2008	2.68% - 7.09%	20,138	15,842	1,000
2009	2.18% - 5.16%	20,500	5,000	5,000
2011	3.35% - 7.21%	13,296	3,400	3,400
2012	6.04% - 7.10%	3,800	3,800	3,800
2013	3.67% - 6.48%	16,551	11,457	250
2014	3.66% - 4.48%	10,993	—	—
2015	8.17%	500	500	500
2019	0.00%	132	134	143
2023	0.00%	97	99	—

Total advances payable to FHLBB		151,107	115,332	89,193
Customer repurchase agreements 2003	0.26% - 1.76%	29,319	24,146	26,156
Mortgage loans payable 2013	1.00% - 7.00%	1,989	2,023	2,117

		$182,415	$141,501	$117,466

Advances are secured under a blanket security agreement. The agreement requires the Bank to maintain as collateral certain qualifying assets, principally, mortgage loans. At June 30, 2003 and March 31, 2003 and 2002, the Bank was in compliance with the FHLBB collateral requirements. The Bank has a line of credit in the amount of $25.2 million with the FHLBB, all of which was available as of June 30, 2003. The Bank also has borrowing capacity at the Federal Reserve Bank of Boston’s discount window which was approximately $17.6 million as of June 30, 2003, all of which was available on that date.

8.    Employee Benefits

Pension Plan

The Bank has a non-contributory defined benefit retirement plan (the “Plan”) covering substantially all employees who have attained age 21 and completed 1,000 hours of service in a consecutive twelve-month period. Participants in the Plan become vested in their accrued benefit upon completing five years of service. Participants also become vested in their accrued benefit upon attainment of their “normal retirement age” (as described in the Plan) or upon incurring a disability. The Plan provides a monthly benefit upon retirement based on years of service and compensation during the highest paid consecutive three years of employment. Pension costs are funded as accrued and include amortization of prior service cost over 30 years. The Bank’s funding policy is to contribute the maximum deductible amount allowed by federal tax regulations.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

The following table sets forth changes in the benefit obligation, changes in Plan assets and the funded status of the Plan for the periods ended December 31, 2002 and December 31, 2001. The table also provides a reconciliation of the Plan’s funded status and the amounts recognized in the bank’s consolidated balance sheets:

	March 31,
	2003	2002
	(In thousands)
Change in benefit obligation:
Projected benefit obligation at beginning of year	$22,297	$20,007
Service cost	818	791
Interest cost	1,549	1,418
Actuarial loss	1,428	1,124
Benefits paid	(1,341)	(1,043)
Curtailments, settlements, special termination benefits	646	—

Projected benefit obligation at end of year	25,397	22,297

Change in plan assets:
Fair value of plan assets at beginning of year	26,058	27,533
Actual return on plan assets	(2,028)	(431)
Benefits paid	(1,341)	(1,044)

Fair value of plan assets at end of year	22,689	26,058

Funded status at end of year	(2,708)	3,762
Unrecognized transition obligation	(212)	(350)
Unrecognized prior service cost	78	90
Unrecognized net actuarial loss (gain)	2,790	(3,072)

Net amount recognized in Bank’s consolidated balance sheets	$(52)	$430

The components of net periodic pension cost for the periods indicated were as follows:

	Years ended March 31,
	2003	2002	2001
	(In thousands)
Service cost—benefits earned during the period	$818	$791	$697
Interest cost on projected benefit obligation	1,549	1,418	1,333
Expected return on plan assets	(2,335)	(2,317)	(2,149)
Amortization and deferral	(126)	(126)	(126)
Recognized net gain	(70)	(229)	(313)
Additional amount due to settlement, curtailment or special termination benefits	646	—	—

Net periodic pension cost	$482	$(463)	$(558)

Significant actuarial assumptions used in determining the actuarial present value of the projected obligation and the net periodic pension cost were as follows:

	March 31,
	2003	2002	2001
Discount rate	6.50%	7.00%	7.25%
Rate of increase in compensation levels	4.00	4.50	4.50
Long-term rate of return on assets	8.50	9.00	9.00

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Supplemental Pension Plan

The Bank also has a supplemental retirement plan (the “Supplemental Plan”) that provides benefits for certain key executive officers. Benefits under the Supplemental Plan are based on a predetermined formula as more fully described in the plan document. The benefits under the Supplemental Plan are reduced by other benefits as defined in the pension document. The liability arising from this plan is being accrued over the participants’ remaining period of service so that at the expected retirement date, the present value of the annual payments will have been expensed.

The following table sets forth the changes in the benefit obligation and the funded status of the Supplemental Plan for the periods indicated. The table also provides a reconciliation of the Supplemental Plan’s funded status and the amounts recognized in the Bank’s consolidated balance sheets:

	March 31,
	2003	2002
	(In thousands)
Change in benefit obligation:
Projected benefit obligation at beginning of year	$6,838	$6,240
Service cost	364	137
Interest cost	466	472
Actuarial loss	479	352
Benefits paid	(407)	(363)

Projected benefit obligation at end of year	7,740	6,838

Change in plan assets:
Fair value of plan assets at beginning of year	—	—
Actual return on plan assets	—	—
Employer contributions	407	363
Benefits paid	(407)	(363)

Fair value of plan assets at end of year	—	—

Funded status at end of year	(7,740)	(6,838)
Unrecognized prior service cost	140	187
Unrecognized net actuarial gain	—	(87)

Net amount recognized in Bank’s consolidated balance sheet	$(7,600)	$(6,738)

The components of net periodic supplemental pension cost for the periods indicated were as follows:

	Years ended March 31,
	2003	2002	2001
	(In thousands)
Service cost—benefits earned during the period	$364	$137	$183
Interest cost on projected benefit obligation	466	472	285
Expected return on plan assets	—	—	—
Amortization and deferral	439	957	108

Net periodic pension cost	$1,269	$1,566	$576

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Significant actuarial assumptions used in determining the actuarial present value of the projected obligation and the net periodic pension cost were as follows:

	March 31,
	2003	2002	2001
Discount rate	6.50%	7.00%	7.25%
Rate of increase in compensation levels	4.00	4.50	4.50
Long-term rate of return on assets	N/A	N/A	N/A

Other Postretirement Benefit Plans

The Bank sponsors a health care plan and a life insurance plan (the “Postretirement Plan”) to full-time employees who meet minimum age and service requirements. Benefits under the Postretirement Plan are limited to a fixed dollar amount and are based on a predetermined formula as more fully described in the plan document. The cost of providing retiree health care and other postretirement benefits is recognized over the period the employee renders service to the Bank.

The following table presents changes in the benefit obligation, changes in plan assets and the funded status of this plan for the periods indicated. The table also provides a reconciliation of the plan’s funded status and the amount recognized in the bank’s consolidated balance sheets:

	March 31,
	2003	2002
	(In thousands)
Change in benefit obligation:
Projected benefit obligation at beginning of year	$959	$903
Service cost	24	24
Interest cost	64	64
Actuarial loss (gain)	165	(5)
Benefits paid	(35)	(27)
Curtailments, settlements, special termination benefits	180	—

Projected benefit obligation at end of year	1,357	959

Change in plan assets:
Fair value of plan assets at beginning of year	—	—
Actual return on plan assets	—	—
Employer contributions	35	27
Benefits paid	(35)	(27)

Fair value of plan assets at end of year	—	—

Funded status at end of year	(1,357)	(959)
Unrecognized transition obligation	414	465
Unrecognized net actuarial gain	(71)	(289)

Net amount recognized in Bank’s consolidated balance sheet	$(1,014)	$(783)

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Periodic postretirement benefit cost includes the following components for the periods indicated:

	Years ended March 31,
	2003	2002	2001
	(In thousands)
Service cost—benefits earned during the period	$24	$24	$22
Interest cost on projected benefit obligation	64	64	65
Expected return on plan assets	—	—	—
Amortization and deferral	52	52	52
Recognized net gain	(55)	(77)	(73)
Additional amount due to settlement, curtailment or special termination benefits	180	—	—

Postretirement benefit cost	$265	$63	$66

Significant actuarial assumptions used in determining the actuarial present value of the projected obligation and the net periodic pension cost were as follows:

	March 31,
	2003	2002	2001
Discount rate	6.50%	7.00%	$7.25%
Rate of increase in compensation levels	N/A	N/A	N/A
Long-term rate of return on assets	N/A	N/A	N/A

Savings and Profit Sharing Plan

The New Haven Savings Bank Employees’ Savings and Profit Sharing Plan (The “Savings Plan”) is a tax qualified profit sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Savings Plan currently provides participants with savings and retirement benefits based on employee deferrals of compensation, as well as matching and other discretionary contributions by the Bank.

Contributions made by the Bank to the Savings Plan maintained for employees meeting certain eligibility requirements amounts to $177,000 and $151,000 for the three months ended June 30, 2003 and 2002, respectively, and $511,000, $512,000 and $429,000 for the years ended March 31, 2003, 2002, and 2001, respectively.

9.    Income Taxes

The components of income tax expense are summarized as follows:

	Three months ended June 30,		Years ended March 31,
	2003	2002	2003	2002	2001
	(In thousands)
Current tax expense:
Federal	$2,778	$1,141	$10,454	$12,143	$14,313
State	8	8	(275)	—	—

Total current	2,786	1,149	10,179	12,143	14,313

Deferred tax expense (benefit):
Federal	—	2,202	2,182	(395)	613
State	—	—	—	—	—

Total deferred	—	2,202	2,182	(395)	613

Total income tax expense	$2,786	$3,351	$12,361	$11,748	$14,926

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

For the three months ended June 30, 2003 and 2002 and for the years ended March 31, 2003, 2002, and 2001 the provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate of 35% to pre-tax income for the following reasons:

	Three months ended June 30,		Years ended March 31,
	2003	2002	2003	2002	2001
	(In thousands)
Provision for income taxes at statutory rate	$2,835	$3,439	$12,683	$12,138	$15,242
Increase (decrease) in taxes resulting from:
State income taxes	5	5	(179)	—	—
Dividends received deduction	(30)	(54)	(185)	(162)	(101)
Contribution of appreciated securities to foundations	—	—	—	(89)	—
Low income housing and other tax credits	(188)	—	(255)	(256)	(305)
Other, net	164	(39)	297	117	90

Provision for income taxes	$2,786	$3,351	$12,361	$11,748	$14,926

The tax effects of temporary differences and tax carryforwards that give rise to deferred tax assets and liabilities are presented below:

	June 30, 2003	March 31,
		2003	2002
	(In thousands)
Deferred tax assets:
Bad debts and OREO reserves	$6,522	$6,660	$7,349
Core deposit intangible asset amortization	158	226	270
Post retirement benefits	3,759	3,875	3,559
Investment writedowns	70	70	688
Other	336	276	194

Total deferred tax assets	10,845	11,107	12,060

Deferred tax liabilities:
Net unrealized gains on securities available for sale	1,997	1,644	2,090
Premises and equipment, principally due to difference in depreciation	472	471	779
Mortgage servicing rights	44	282	779
Limited partnerships	3,031	3,201	3,236
Net deferral of loan origination costs	2,420	2,228	99
Accrued dividends	63	61	65
Bond accretion	731	779	830
Other	25	26	31

Total deferred tax liabilities	8,783	8,692	7,909

Net deferred tax asset	$2,062	$2,415	$4,151

Effective for taxable years commencing after December 31, 1998, financial services institutions were permitted to establish in the State of Connecticut a passive investment company (“PIC”) to hold and manage loans secured by real property. On April 1, 1999, the Bank established a PIC, as a wholly owned subsidiary of the Bank, and transferred a portion of its real estate mortgage portfolio from the Bank to the PIC. As a result, the Bank’s state deferred tax asset was written off. Income earned by a PIC is exempt from Connecticut corporation business tax, and dividends received by a financial services institution from the PIC were not taxable through March 31, 2003. The Bank expects the PIC to earn sufficient income to eliminate Connecticut income taxes in future years.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

The Bank has not provided deferred taxes for the tax reserve for bad debts of approximately $30.2 million that arose in tax years beginning before 1987 because it is expected that the requirements of Internal Revenue Code Section 593 will be met in the foreseeable future.

10.    Commitments and Contingencies

Cash and Due from Banks Withdrawal and Usage Restrictions

The Bank is required to maintain reserves against its transaction accounts and non-personal time deposits. As of June 30, 2003, and March 31, 2003 and 2002, the Bank was required to have deposits at the Federal Reserve Bank of approximately $9.7 million, $7.1 million and $6.1 million, respectively, to meet these requirements.

Leases

The Bank leases certain of its premises and equipment under lease agreements which expire at various dates through December 31, 2011. The Bank has the option to renew certain of the leases at fair rental values. Rental expense was approximately $237,000 and $221,000 for the three months ended June 30, 2003 and 2002, respectively, and $1.0 million, $912,000, and $760,000 for the years ended March 31, 2003, 2002 and 2001.

Future minimum payments, by fiscal year end in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following:

	June 30, 2003	March 31, 2003
	(In thousands)
2004	$625	$841
2005	646	646
2006	496	496
2007	371	371
2008	298	298
thereafter	841	824

Total	$3,277	$3,476

Loan Commitments and Letters of Credit

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of approximately $232.4 million, $200.6 million and $150.6 million as of June 30, 2003, and March 31, 2003 and 2002, respectively, and standby letters of credit of approximately $4.4 million, $4.3 million and $4.4 million as of June 30, 2003, and March 31, 2003 and 2002, respectively.

These financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for existing loans. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, limits and monitoring procedures and the receipt of collateral when deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bank management evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002 management’s credit evaluation of the customer. Collateral held varies but may include income producing commercial properties, accounts receivable, inventory and property, plant and equipment.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in existing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

Investment Commitments

As of June 30, 2003, and March 31, 2003 and 2002, the Bank was contractually committed under three limited partnership agreements to make additional partnership investments of approximately $ 1.8 million, $1.7 million and $1.6 million, respectively.

Litigation

There are various legal proceedings and unasserted claims against the Bank arising out of its business. Although it is not feasible to predict with certainty the outcome of any of these cases, in the opinion of management and based on discussions with legal counsel, the outcome of these matters is not expected to result in a material adverse effect on the financial position or future operating results of the Bank.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

11.    Other Comprehensive Income

The following tables summarize components of other comprehensive income and the related tax effects for the three month period ended June 30, 2003 and for the years ended March 31, 2003, 2002 and 2001.

	Three months ended June 30, 2003
	Before tax amount	Income tax effect	Net-of-tax amount
	(In thousands)
Unrealized gain/loss on available for sale securities:
Unrealized holding gains/losses arising during the period	$1,008	(353)	655
Reclassification adjustment for gains/losses realized during the period	—	—	—

Other comprehensive income	$1,008	(353)	655

	Year ended March 31, 2003
	Before tax amount	Income tax effect	Net-of-tax amount
	(In thousands)
Unrealized loss on available for sale securities:
Unrealized holding gains arising during the period	$2,579	$(901)	$1,678
Reclassification adjustment for gains realized during the period	(3,851)	1,347	(2,504)

Other comprehensive loss	$(1,272)	$446	$(826)

	Year ended March 31, 2002
	Before tax amount	Income tax effect	Net-of-tax amount
	(In thousands)
Unrealized gain on available for sale securities:
Unrealized holding losses arising during the period	$(3,325)	$1,162	$(2,163)
Reclassification adjustment for losses realized during the period	3,701	(1,295)	2,406

Other comprehensive income	$376	$(133)	$243

	Year ended March 31, 2001
	Before tax amount	Income tax effect	Net-of-tax amount
	(In thousands)
Unrealized gain on available for sale securities:
Unrealized holding losses arising during the period	$7,802	$(2,731)	$5,071
Reclassification adjustment for losses realized during the period	(1,857)	650	(1,207)

Other comprehensive income	$5,945	$(2,081)	$3,864

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

12.    Foundation

In 1998 the Bank established the New Haven Savings Bank Foundation, Inc. (the “Foundation”). The Foundation was organized for charitable purposes and is exempt by statute from federal income taxes under applicable provisions of the Internal Revenue Code and Connecticut tax law. The Bank makes contributions to the Foundation subject to the determination of its Board of Directors. In order to maintain Internal Revenue Code compliance, assets of the Foundation cannot be returned to the Bank or directed for use of, or for the benefit of, the Bank. No contribution was made to the Foundation by the Bank for the three month period ended June 30, 2003, or for the year ended March 31, 2003. For the year ended March 31, 2002, the Bank contributed $1.2 million in cash and a security with a fair market value of approximately $254,000. In connection with this stock contribution, the Bank realized a gain of approximately $254,000 (included in net securities gains in the accompanying consolidated statements of income) on the transfer of the security. For the year ended March 31, 2001, the Bank contributed $2.7 million to the Foundation. The gain represents the difference between the fair market value and cost of the security transferred.

13.    Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used by management to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Due from Banks, Federal Funds Sold and Accrued Income Receivable

The carrying amount is a reasonable estimate of fair value.

Investment Securities

Fair values of securities are based on quoted market prices or dealer quotes.

Investment in Federal Home Loan Bank Stock

The carrying amount of stock in the Federal Home Loan Bank approximates its fair value.

Loans Held for Sale

The fair value of performing residential mortgage loans held for sale is estimated using quoted market prices provided by government sponsored entities.

Loans

The fair value of the net loan portfolio is determined by discounting the estimated future cash flows using the prevailing interest rates as of year end at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of non-performing loans is estimated using the Bank’s prior credit experience.

Deposits

The fair value of demand, non-interest bearing checking, savings and certain money market deposits is determined as the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the estimated future cash flows using the rates offered for deposits of similar remaining maturities as of year end.

Borrowed Funds

The fair value of borrowed funds is estimated by discounting the future cash flows using market rates for similar borrowings.

NEW HAVEN SAVINGS BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

Mortgagors’ Escrow Accounts and Other Deposits

The carrying amount is a reasonable estimate of fair value.

Values Not Determined

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” excludes certain financial, as well as nonfinancial, instruments from its disclosure requirements, including real estate included in premises and equipment, the intangible value of the Bank’s portfolio of loans serviced (both for itself and for others) and the intangible value inherent in the Bank’s deposit relationships (i.e., core deposits), among others. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Bank and its subsidiaries.

The following are the carrying amounts and estimated fair values of the Bank’s financial assets and liabilities, none of which were held for trading purposes.

	March 31,
	2003		2002
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
Financial Assets
Cash and due from banks	$46,432	$46,432	$40,522	$40,522
Federal funds sold	4,200	4,200	17,100	17,100
Investment securities	1,099,760	1,099,760	975,784	975,784
Federal Home Loan Bank of Boston Stock	13,766	13,766	13,766	13,766
Loans held for sale	2,132	2,132	1,760	1,760
Loans, net	1,158,926	1,200,666	1,147,761	1,174,438
Accrued income receivable	9,076	9,076	9,191	9,191

Financial liabilities
Demand, noninterest-bearing checking, savings and money market deposits	$1,264,147	$1,264,147	$1,020,009	$1,020,009
Time deposits	545,110	555,494	718,146	723,017
Borrowed funds	141,501	147,201	117,466	119,308
Mortgagors’ escrow and other deposits	25,706	25,706	13,329	13,329

14.    Conversion of Stock Form of Ownership and Pending Acquisitions (unaudited)

On July 15, 2003, the Board of Directors of the Bank adopted a Plan of Conversion (the Plan), pursuant to which the Bank will convert from a state-chartered mutual bank to a state-chartered stock bank. All of the outstanding common stock of the Bank will be sold to a holding company (the Company) which will issue and sell its stock pursuant to the Plan. All of the stock of the Company to be issued in the conversion is being offered to eligible and supplemental eligible account holders, employee benefit plans of the Bank and certain other eligible subscribers in a subscription offering pursuant to subscription rights in order of priority as set forth in the Plan. The Bank plans to establish an Employee Stock Ownership Plan (“ESOP”) for the benefit of eligible employees, to become effective upon the conversion. The ESOP may borrow the proceeds necessary to fund the purchase of up to 7% of the common stock issued provided, however, that the ESOP may not purchase in the conversion more than 5% of the common stock sold. The Bank expects to make annual contributions adequate to fund the payment of any indebtedness of the ESOP. The Bank’s Plan provides for the establishment of an additional charitable foundation (the New Foundation) in connection with the conversion. The New Foundation will be funded with a contribution of three million shares of NewAlliance Bancshares, Inc. common stock. This contribution will result in the recognition of expense, equal to the fair value of the shares contributed, in the period in which the contribution is made. The New Foundation will be dedicated to charitable purposes within the Bank’s local community, including community development activities. Effective upon the conversion, the Company intends to enter into employment agreements with certain executives. The agreements will include, among other things, provisions for minimum annual compensation and certain lump-sum

New Haven Savings Bank

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002 severance payments in the event of a “change in control”. Conversion costs will be deferred and deducted from the proceeds of the shares sold in the conversion. If the conversion is not completed, all costs incurred will be charged to expense. The Bank had incurred conversion costs of approximately $888,000 as of June 30, 2003. The deposit accounts of the Bank’s depositors will continue to be insured by the FDIC and will not be affected by the conversion. The Plan provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of eligible account holders and supplemental eligible account holders (if any) in an amount equal to the surplus of the Bank as of the date of its latest balance sheet contained in the final prospectus used in connection with the conversion. Account holders who continue to maintain deposit accounts at the Bank would be entitled, on a complete liquidation of the Bank after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of the Bank. Upon completion of the conversion, the Bank’s surplus will be substantially restricted with respect to payment of dividends to stockholders due to the liquidation account. Subsequent to the offering, the Company and the Bank may not declare or pay dividends on, nor repurchase any of its shares of common stock, if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

On July 15, 2003, the Bank entered into an agreement to acquire Connecticut Bancshares, Inc. (Connecticut Bancshares) and entered into an agreement to acquire Alliance Bancorp of New England, Inc. (Alliance). Connecticut Bancshares is the parent company of Savings Bank of Manchester. Alliance is the parent company of Tolland Bank. The transaction involves the conversion of New Haven Savings Bank from a mutual savings bank to a stock savings bank (as discussed above), the formation of a holding company, NewAlliance Bancshares, Inc.; and the mergers of Connecticut Bancshares and Alliance into NewAlliance Bancshares, Inc., and Savings Bank of Manchester and Tolland Bank into the Bank. Each issued and outstanding share of Connecticut Bancshares and each option to purchase Connecticut Bancshares common stock will automatically convert into the right to receive $52.00 in cash. Each issued and outstanding share of Alliance common stock will be valued at $25.00 and exchanged for 2.5 shares of NewAlliance Bancshares, Inc. common stock based on $10 (the initial public offering price of NewAlliance Bancshares, Inc. common stock). Alternatively, Alliance shareholders may elect to receive $25 in cash, provided cash payments in total shall not exceed 25% of the aggregate Alliance acquisition consideration. The Merger agreements are subject to both regulatory and shareholder approval. In addition, the Connecticut Bancshares acquisition is subject to the successful completion of the Bank’s consummation of its mutual-to-stock conversion as well as NewAlliance Bancshares, Inc.’s initial public offering. The acquisitions are anticipated to close in the first quarter of 2004.

New Haven Savings Bank

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002 (unaudited) and March 31, 2003 and 2002

15.    Consolidated Statement of Income by Quarter (unaudited)

	New Haven Savings Bank Income Statement for the Three Months Ended
	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002
	(In thousands)
Interest and dividend income:
Real estate mortgage loans	$8,453	$8,933	$9,541	$10,234	$10,665
Commercial real estate loans	4,853	4,963	4,933	5,091	5,040
Commercial loans	1,368	1,465	1,586	1,678	1,577
Consumer loans	2,929	2,974	3,046	3,024	2,827
Federal funds sold	8	12	22	21	27
Investment securities:
Interest-taxable	7,997	7,677	8,444	9,893	10,102
Interest-Tax exempt	1	1	1	—	1
Dividends	611	676	801	776	781

Total interest and dividend income	26,220	26,701	28,374	30,717	31,020

Interest expense:
Deposits	5,765	6,573	7,878	9,193	9,720
Federal Home Loan Bank advances and other borrowings	1,750	1,565	1,564	1,571	1,553

Total interest expense	7,515	8,138	9,442	10,764	11,273

Net interest income before provision for loan losses	18,705	18,563	18,932	19,953	19,747

Provision for loan losses	—	—	—	—	—

Net interest income after provision for loan losses	18,705	18,563	18,932	19,953	19,747

Non-interest income:
Depositor service charges	1,859	1,805	1,748	1,717	1,574
Loan and servicing fees	(135)	520	(131)	(213)	364
Trust fees	550	455	454	485	463
Investment and insurance fees	652	963	847	671	718
Rental income	797	675	671	701	648
Net gain (loss) on limited partnership	(512)	25	(2,554)	—	—
Net gain on sale of investment securities	—	597	4,179	(925)	—
Net gain on sale of loans	303	392	926	23	192
Other	48	99	155	88	275

Total non-interest income	3,562	5,531	6,295	2,547	4,234

Non-interest expense:
Salaries and employee benefits	8,190	8,783	7,613	8,918	7,962
Occupancy expense	1,661	1,862	1,612	1,701	1,468
Furniture and fixture expense	1,007	964	997	954	964
Outside services	1,729	1,857	1,873	1,833	1,779
Advertising, public relations, and sponsorships	580	618	607	1,080	883
Contributions to New Haven Savings Bank Foundation	—	—	—	—	—
Other	1,002	1,071	1,217	1,849	1,099

Total non-interest expense	14,169	15,155	13,919	16,335	14,155

Income before income taxes	8,098	8,939	11,308	6,165	9,826

Income taxes	2,786	3,101	3,851	2,058	3,351

Net income	$5,312	$5,838	$7,457	$4,107	$6,475

INDEX TO CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

Page
Independent Auditors’ Report	F-CBI-2

Report of Independent Public Accountants	F-CBI-3

Consolidated Statements of Condition As of June 30, 2003 (unaudited) and December 31, 2002 and 2001	F-CBI-4

Consolidated Statements of Operations For the Six Months Ended June 30, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-CBI-5

Consolidated Statements of Changes in Stockholders’ Equity For the Six Months Ended June 30, 2003 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-CBI-6

Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-CBI-8

Notes to Consolidated Financial Statements	F-CBI-10

All schedules are omitted as the required information is not applicable or is included in the Consolidated Financial Statements or related Notes.

F-CBI-1

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Connecticut Bancshares, Inc.

Manchester, Connecticut

We have audited the accompanying consolidated statement of condition of Connecticut Bancshares, Inc. (a Connecticut stock bank holding company) and its subsidiary, The Savings Bank of Manchester (collectively, the Company), as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Connecticut Bancshares, Inc. as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated January 16, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Connecticut Bancshares, Inc. and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Hartford, Connecticut

January 16, 2003

(September 25, 2003 as to Note 23)

F-CBI-2

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Connecticut Bancshares, Inc.:

We have audited the accompanying consolidated statements of condition of Connecticut Bancshares, Inc. (a Connecticut stock bank holding company) and its subsidiary, The Savings Bank of Manchester (collectively, the Bank), as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Hartford, Connecticut

January 16, 2002

READERS OF THESE CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE AWARE THAT THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND THAT THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS PROSPECTUS. FURTHERMORE, THIS REPORT HAS NOT BEEN UPDATED SINCE JANUARY 16, 2002.

F-CBI-3

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CONDITION

	June 30, 2003	December 31,
		2002	2001
	(Unaudited)
	(Dollars in thousands)
ASSETS

Cash and cash equivalents	$88,040	$25,264	$122,624
Securities available for sale, at fair value	741,807	841,622	758,534
Loans held for sale	578	—	746
Loans, net	1,648,170	1,540,567	1,421,143
Federal Home Loan Bank Stock, at cost	30,783	30,783	30,783
Premises and equipment, net	16,639	17,793	19,348
Accrued interest receivable	11,506	12,613	12,933
Other real estate owned	302	—	84
Cash surrender value of life insurance	44,989	43,803	41,396
Current and deferred income taxes	2,337	58	1,686
Goodwill	19,488	19,488	19,970
Other intangible assets	8,810	9,598	12,927
Other assets	5,323	5,953	4,250

Total assets	$2,618,772	$2,547,542	$2,446,424

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	$1,618,688	$1,595,979	$1,590,938
Short-term borrowed funds	124,251	121,052	117,180
Mortgagors’ escrow accounts	21,537	15,097	10,580
Advances from Federal Home Loan Bank	575,374	533,890	465,355
Accrued benefits and other liabilities	29,427	29,964	26,997

Total liabilities	2,369,277	2,295,982	2,211,050

Commitments and contingencies (Notes 14, 15, 18, 19, 23 and 24)

Stockholders’ equity:
Common stock ($.01 par value; 45,000,000 authorized shares; 11,313,584, 11,270,968 and 11,235,608 shares issued at June 30, 2003 and December 31, 2002 and 2001, respectively)	113	113	112
Additional paid-in capital	113,006	110,345	108,354
Retained earnings	160,659	149,554	127,737
ESOP unearned compensation	(7,134)	(7,444)	(8,065)
Restricted stock unearned compensation	(9,448)	(10,880)	(6,395)
Treasury stock, at cost (558,641 and 165,422 shares at June 30, 2003 and December 31, 2002, respectively)	(21,744)	(5,522)	—
Accumulated other comprehensive income	14,043	15,394	13,631

Total stockholders’ equity	249,495	251,560	235,374

Total liabilities and stockholders’ equity	$2,618,772	$2,547,542	$2,446,424

See notes to consolidated financial statements.

F-CBI-4

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended		For the Years Ended December 31,
	June 30, 2003	June 30, 2002	2002	2001	2000
	(Unaudited)
	(Dollars in thousands, except for per share data)
Interest and dividend income:
Interest income on loans	$49,506	$50,188	$100,978	$86,359	$76,163
Interest and dividends on investment securities	16,781	20,266	39,588	29,028	18,929

Total interest and dividend income	66,287	70,454	140,566	115,387	95,092

Interest expense:
Interest on deposits and escrow	12,145	18,555	34,461	36,799	33,438
Interest on short-term borrowed funds	398	863	1,644	2,882	3,653
Interest on advances from Federal Home Loan Bank	12,358	11,852	23,803	12,251	6,751

Total interest expense	24,901	31,270	59,908	51,932	43,842

Net interest income	41,386	39,184	80,658	63,455	51,250
Provision for loan losses	675	750	1,500	2,000	1,200

Net interest income after provision for loan losses	40,711	38,434	79,158	61,455	50,050

Noninterest income:
Service charges and fees	7,259	5,908	12,902	9,556	7,649
Increase in cash surrender value of life insurance	1,186	1,192	2,407	1,032	—
Brokerage commission income	793	818	1,643	1,150	1,381
Gains on sales of securities, net	1,510	1,052	2,703	481	445
Other than temporary impairment of investment securities (Note 7)	(359)	(270)	(1,493)	(4,076)	—
Gains on mortgage loan sales, net	71	149	203	346	237
Other	298	370	661	508	557

Total noninterest income	10,758	9,219	19,026	8,997	10,269

Noninterest expense:
Salaries	9,679	9,674	20,452	18,196	16,289
Employee benefits	7,507	5,791	11,493	8,623	5,987
Fees and services	3,699	3,846	7,191	5,721	4,809
Occupancy, net	1,995	2,017	3,956	3,401	3,006
Amortization of other intangible assets	788	2,549	3,928	1,983	432
Furniture and equipment	1,664	1,972	3,852	3,340	2,956
Marketing	742	1,091	2,042	1,719	1,676
Foreclosed real estate expense	85	91	243	137	233
Net gains on sales of repossessed assets	(5)	(7)	(13)	(74)	(36)
Director and employee retirement expenses (Notes 3 and 12)	—	—	—	1,419	—
Relocation and branch closing costs (Note 13)	—	—	—	872	—
Securities contributed to SBM Charitable Foundation, Inc.	—	—	—	—	8,316
Other operating expenses	3,196	3,342	6,465	5,976	5,609

Total noninterest expense	29,350	30,366	59,609	51,313	49,277

Income before provision for income taxes	22,119	17,287	38,575	19,139	11,042
Provision for income taxes	7,299	5,601	12,626	6,375	3,659

Net income	$14,820	$11,686	$25,949	$12,764	$7,383

	For the Six Months Ended				For the Period from March 1, 2000 to December 31, 2000
	June 30, 2003	June 30, 2002	2002	2001
	(Unaudited)
Earnings per share (Note 1):
Basic	$1.50	$1.15	$2.57	$1.26	$0.59
Diluted	$1.37	$1.08	$2.40	$1.19	$0.59

Weighted average shares outstanding:
Basic	9,901,508	10,138,947	10,102,444	10,108,483	10,367,476
Diluted	10,793,652	10,793,600	10,794,497	10,695,366	10,368,049

See notes to consolidated financial statements.

F-CBI-5

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2003 (unaudited) and for

the Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Additional Paid-In Capital	Retained Earnings	ESOP Unearned Compen- sation	Restricted Stock Unearned Compen- sation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
	(Dollars in thousands)
Balance, January 1, 2000	—	$—	$—	$112,308	$—	$—	$—	$10,915	$123,223
Proceeds from issuance of common stock in connection with conversion, after expenses of approximately $4,300	10,400,000	104	99,714	—	(9,305)	—	—	—	90,513
Common stock issued to SBM Charitable Foundation, Inc.	832,000	8	8,308	—	—	—	—	—	8,316
Change in ESOP unearned compensation	—	—	235	—	620	—	—	—	855
Comprehensive income:
Net income	—	—	—	7,383	—	—	—	—	7,383
Change in unrealized gain on securities available for sale, net of taxes	—	—	—	—	—	—	—	2,249	2,249

Total comprehensive income	—	—	—	7,383	—	—	—	2,249	9,632

Balance, December 31, 2000	11,232,000	112	108,257	119,691	(8,685)	—	—	13,164	232,539

Granting of restricted stock awards	460,512	5	8,470	—	—	(8,199)	—	—	276
Funding of trustee repurchases of restricted stock	(460,512)	(5)	(9,615)	—	—	—	—	—	(9,620)
Change in ESOP unearned compensation	—	—	748	—	620	—	—	—	1,368
Change in restricted stock unearned compensation	—	—	—	—	—	1,630	—	—	1,630
Granting of stock options to former Chairman of the Board	—	—	266	—	—	—	—	—	266
Accelerated vesting of restricted stock	—	—	40	—	—	174	—	—	214
Exercise of stock options	3,608	—	64	—	—	—	—	—	64
Accelerated vesting of stock options	—	—	124	—	—	—	—	—	124
Dividends declared ($0.42 per share)	—	—	—	(4,718)	—	—	—	—	(4,718)
Comprehensive income:
Net income	—	—	—	12,764	—	—	—	—	12,764
Change in unrealized gain on securities available for sale, net of taxes	—	—	—	—	—	—	—	467	467

Total comprehensive income	—	—	—	12,764	—	—	—	467	13,231

Balance, December 31, 2001	11,235,608	112	108,354	127,737	(8,065)	(6,395)	—	13,631	235,374

Granting of restricted stock awards	168,750	2	6,328	—	—	(6,328)	—	—	2
Funding of trustee repurchases of restricted stock	(168,750)	(2)	(6,702)	—	—	—	—	—	(6,704)
Change in ESOP unearned compensation	—	—	1,342	—	621	—	—	—	1,963
Exercise of stock options, including tax benefits	35,360	1	772	—	—	—	—	—	773
Accelerated vesting of stock options	—	—	7	—	—	—	—	—	7
Tax benefits from vesting of restricted stock awards	—	—	244	—	—	—	—	—	244
Dividends declared ($0.43 per share)	—	—	—	(4,484)	—	—	—	—	(4,484)
Treasury stock purchased	(165,422)	—	—	—	—	—	(5,522)	—	(5,522)
Change in restricted stock unearned compensation	—	—	—	—	—	1,843	—	—	1,843
Other	—	—	—	352	—	—	—	—	352
Comprehensive income:
Net income	—	—	—	25,949	—	—	—	—	25,949
Change in unrealized gain on securities available for sale, net of taxes	—	—	—	—	—	—	—	3,497	3,497
Additional minimum pension liability, net of taxes	—	—	—	—	—	—	—	(1,734)	(1,734)

Total comprehensive income	—	—	—	25,949	—	—	—	1,763	27,712

See notes to consolidated financial statements.

F-CBI-6

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

For the Six Months Ended June 30, 2003 (unaudited) and for

the Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Additional Paid-In Capital	Retained Earnings	ESOP Unearned Compen- sation	Restricted Stock Unearned Compen- sation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
	(Dollars in thousands)
Balance, December 31, 2002	11,105,546	113	110,345	149,554	(7,444)	(10,880)	(5,522)	15,394	251,560

Change in ESOP unearned compensation	—	—	924	—	310	—	—	—	1,234
Exercise of stock options, including tax benefits	42,616	—	1,084	—	—	—	—	—	1,084
Tax benefits from vesting of restricted stock awards	—	—	653	—	—	—	—	—	653
Dividends declared ($0.36 per share)	—	—	—	(3,715)	—	—	—	—	(3,715)
Treasury stock purchased	(393,219)	—	—	—	—	—	(16,222)	—	(16,222)
Change in restricted stock unearned compensation	—	—	—	—	—	1,432	—	—	1,432
Comprehensive income:
Net income	—	—	—	14,820	—	—	—	—	14,820
Change in unrealized gain on securities available for sale, net of taxes	—	—	—	—	—	—	—	(1,351)	(1,351)

Total comprehensive income	—	—	—	14,820	—	—	—	(1,351)	13,469

Balance, June 30, 2003	10,754,943	$113	$113,006	$160,659	$(7,134)	$(9,448)	$(21,744)	$14,043	$249,495

See notes to consolidated financial statements.

F-CBI-7

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended		For the Years Ended
	June 30, 2003	June 30, 2002	December 31, 2002	December 31, 2001	December 31, 2000
	(Unaudited)
	(In thousands)
Cash Flows From Operating Activities:
Net income	$14,820	$11,686	$25,949	$12,764	$7,383
Adjustments to reconcile net income to net cash provided by operating activities, excluding effects of acquisition:
Securities contributed to SBM Charitable Foundation, Inc.	—	—	—	—	8,316
Provision for loan losses	675	750	1,500	2,000	1,200
Depreciation	1,439	1,586	3,172	2,651	2,559
Amortization/accretion -
Other intangible assets	788	2,549	3,928	1,983	432
Premium on bonds	3,901	2,852	5,478	1,139	741
Amortization/accretion of fair market adjustment from First Federal Savings and Loan Association of East Hartford (“First Federal”) acquisition—
Loans	415	675	1,213	497	—
Time deposits	(229)	(1,382)	(2,040)	(1,323)	—
Advances from Federal Home Loan Bank	(1,440)	(1,734)	(3,322)	(1,148)	—
Amortization of mortgage servicing rights	399	269	611	881	387
Net (gains) losses on sales of other real estate owned	(5)	(21)	(13)	(74)	3
Net loss on disposal of fixed assets	2	137	145	9	—
Gains on sales of securities, net	(1,510)	(1,052)	(2,703)	(481)	(445)
Other than temporary impairment of investment securities	359	270	1,493	4,076	—
Gains on mortgage loan sales, net	(71)	(149)	(203)	(346)	(237)
Deferred income tax (benefit) provision	(603)	1,006	214	(3,290)	(3,520)
Granting of restricted stock to former Chairman of the Board	—	—	—	276	—
Granting of stock options to former Chairman of the Board	—	—	—	266	—
Accelerated vesting of restricted stock	—	—	—	214	—
Accelerated vesting of stock options	—	—	7	124	—
Employee retirement expenses	—	—	—	508	—
ESOP compensation expense	1,234	882	1,963	1,368	855
Change in restricted stock unearned compensation	1,432	799	1,843	1,630	—
Relocation and branch closing costs	—	—	—	872	—
Income from cash surrender value life insurance	(1,186)	(1,192)	(2,407)	(1,032)	—
Changes in operating assets and liabilities, net of amounts acquired—
Accrued interest receivable	1,107	(466)	320	1,127	(1,847)
Other assets	672	(1,206)	(967)	(1,964)	505
Other liabilities	(356)	(325)	3,043	2,160	2,534

Net cash provided by operating activities	21,843	15,934	39,224	24,887	18,866

See notes to consolidated financial statements.

F-CBI-8

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	For the Six Months Ended		For the Years Ended
	June 30, 2003	June 30, 2002	December 31, 2002	December 31, 2001	December 31, 2000
	(unaudited)
	(In thousands)
Cash Flows From Investing Activities:
Loan originations and purchases, net of repayments	(111,727)	(84,300)	(125,684)	(153,166)	(79,127)
Proceeds from sales of loans	2,213	3,163	4,405	7,322	20,226
Proceeds from maturities and calls of available for sale securities	82,408	10,090	26,151	27,482	31,774
Proceeds from sales of available for sale securities	41,571	146,095	179,715	145,050	92,685
Purchases of available for sale securities	(175,433)	(224,512)	(417,645)	(115,673)	(199,875)
Purchases of Federal Home Loan Bank stock	—	—	—	(4,846)	(745)
Proceeds from principal payments of mortgage-backed securities and collateralized mortgage obligations	145,998	65,453	129,803	91,129	10,713
Acquisition of First Federal, net of cash acquired	(181)	(840)	(1,260)	(12,812)	—
Proceeds from sales of other real estate owned	18	138	212	419	686
Purchase of cash surrender value life of insurance	—	—	—	(20,000)	—
Proceeds from sales of premises and equipment	—	1,565	1,628	—	—
Purchases of premises and equipment	(287)	(2,182)	(3,390)	(5,247)	(1,277)
Other investing activities	—	(277)	(300)	—	—

Net cash used in investing activities	(15,420)	(85,607)	(206,365)	(40,342)	(124,940)

Cash Flows From Financing Activities:
Net proceeds from issuance of common stock	—	—	—	—	90,513
Funding of trustee purchases of restricted stock	—	—	(6,702)	(9,620)	—
Purchase of treasury stock	(16,222)	(232)	(5,522)	—	—
Proceeds from exercise of stock options	789	425	623	64	—
Dividends paid	(3,715)	(1,361)	(5,945)	(3,257)	—
Net increase in savings, money market, NOW and demand deposits	59,468	76,281	98,791	79,692	37,287
Net decrease in certificates of deposit	(36,530)	(50,323)	(91,710)	(54,974)	(10,508)
Net increase (decrease) in short-term borrowed funds	3,199	(4,044)	3,872	10,687	10,679
Increase in mortgagors’ escrow accounts	6,440	5,565	4,517	734	222
Increase (decrease) in advances from Federal Home Loan Bank	42,924	(10,071)	71,857	49,956	16,000

Net cash provided by financing activities	56,353	16,240	69,781	73,282	144,193

Net increase (decrease) in cash and cash equivalents	62,776	(53,433)	(97,360)	57,827	38,119
Cash and cash equivalents, beginning of period	25,264	122,624	122,624	64,797	26,678

Cash and cash equivalents, end of period	$88,040	$69,191	$25,264	$122,624	$64,797

Supplemental Information:
Cash paid for—
Interest	$24,782	$31,348	$59,618	$54,541	$44,316
Income taxes	7,901	4,836	10,563	9,350	5,700
Non-cash transactions—
Transfers from loans to other real estate owned	314	91	91	304	204
Dividends declared not paid	—	—	—	1,461	—

See notes to consolidated financial statements.

F-CBI-9

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

(1)    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The accompanying consolidated financial statements include the accounts of Connecticut Bancshares, Inc. (“CTBS”), successor to Connecticut Bankshares, M.H.C. (“MHC”) and its wholly-owned subsidiary, The Savings Bank of Manchester (“SBM” or the “Bank”), and its wholly-owned subsidiaries, SBM, Ltd., 923 Main, Inc. and Savings Bank of Manchester Mortgage Company, Inc. (“SBM Mortgage”). Collectively, all of the aforementioned entities are referred to herein as “the Company”.  SBM Mortgage, a passive investment company for Connecticut income tax purposes, was established to service and hold loans secured by real property. As discussed in Note 2, MHC adopted a Plan of Reorganization pursuant to which, in March 2000, MHC merged into SBM, with SBM being the surviving corporation, and SBM continuing as a state-chartered stock savings bank and a wholly-owned subsidiary of CTBS. All material intercompany balances and transactions have been eliminated in consolidation.

In 2000, the Bank funded and formed SBM Charitable Foundation, Inc. (the “New Foundation”), a not-for-profit organization, in connection with the conversion. The New Foundation was funded with a contribution of 832,000 common shares, or an amount equal to 8% of the common stock sold in the conversion (see Note 2). The New Foundation is dedicated to charitable purposes within the Bank’s local community, including community development activities. In 1998, the Bank contributed securities with a fair market value of $3.00 million to the Savings Bank of Manchester Foundation, Inc. (the “Old Foundation”), also a not-for-profit organization. In 2001, the Old Foundation was merged into the New Foundation with the New Foundation being the surviving entity. In accordance with generally accepted accounting principles in the United States of America, the New Foundation is not consolidated in the accompanying consolidated financial statements.

Business

CTBS does not transact any material business other than through the Bank. CTBS used 50% of the net proceeds from the conversion to buy all of the common stock of SBM and retained the remaining 50% (see Note 2), which primarily was invested in fixed income securities. The Bank, with its main office located in Manchester, Connecticut, operates through twenty-eight branches located primarily in eastern Connecticut. The Bank’s primary source of income is interest received on loans to customers, which include small and middle market businesses and individuals residing within the Bank’s service area.

Unaudited Interim Financial Statements

The consolidated financial statements and related notes as of June 30, 2003 and for the six months ended June 30, 2003 and 2002 are unaudited. All adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for fair presentation of financial condition, results of operations, statements of changes in stockholders’ equity and cash flows, have been made. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results which may be expected for a full year.

Cash Flows

Cash and cash equivalents include cash and due from banks and short-term investments with original maturities of 90 days or less.

Earnings Per Share

Basic earnings per share represents income available to stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential shares had been issued or earned, determined under the treasury stock method. Earnings per share data is not presented in these consolidated financial statements prior to March 1, 2000 since shares of common stock were not issued until March 1, 2000.

F-CBI-10

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

The following tables set forth the calculation of basic and diluted earnings per share for the periods indicated (dollars in thousands, except per share amounts):

	For the Six Months Ended
	June 30, 2003	June 30, 2002
Net income	$14,820	$11,686

Weighted average shares outstanding:
Weighted average shares outstanding	10,607,669	10,905,012
Less: unearned ESOP shares	(706,161)	(766,065)

Basic	9,901,508	10,138,947

Dilutive impact of:
Stock options	486,626	314,259
Restricted stock	405,518	340,394

Diluted	10,793,652	10,793,600

Earnings per share:
Basic	$1.50	$1.15
Diluted	$1.37	$1.08

	For the Years Ended		For the Period from March 1, 2000 to December 31, 2000
	December 31, 2002	December 31, 2001
Net income	$25,949	$12,764	$6,118

Weighted average shares outstanding:
Weighted average shares outstanding	10,853,446	10,919,389	11,232,000
Less: unearned ESOP shares	(751,002)	(810,906)	(864,524)

Basic	10,102,444	10,108,483	10,367,476

Dilutive impact of:
Stock options	341,390	179,710	573
Restricted stock	350,663	407,173	—

Diluted	10,794,497	10,695,366	10,368,049

Earnings per share:
Basic	$2.57	$1.26	$0.59
Diluted	$2.40	$1.19	$0.59

During the six months ended June 30, 2003 and 2002, the years ended December 31, 2002 and 2001 and the ten months ended December 31, 2000 there were no stock options that were excluded from the computation of earnings per share as no stock options were antidilutive during these periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management’s estimates and assumptions. The most significant estimates that are particularly susceptible to changes in the near term relate to the determination of the allowance for loan losses (See Note 8), other than temporary impairment of securities (See Note 7), income taxes (See Note 15), intangible assets acquired and pension and other postretirement benefits (See Note 14). Actual amounts could differ significantly from these estimates.

F-CBI-11

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

Loans and Allowance for Loan Losses

Loans are stated at their principal amounts outstanding net of unearned income. Interest on loans is recorded as income based on rates applied to principal amounts outstanding. Some installment and commercial loans are made on a discounted basis, and the unearned discount is recorded in income by use of a method that approximates the effective interest method. Interest on loans is credited to income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest is discontinued when payments are 90 days or more delinquent and when a reasonable doubt exists as to the collectability of the principal or interest. When interest accruals are discontinued, previously recognized accrued interest income is charged against earnings. When a loan becomes 90 days or more past due, interest income is recognized on the cash basis, only if in management’s judgment all principal is expected to be collected.

Loan origination fees and certain direct loan origination costs are capitalized, and the net fee or cost is recognized in interest income using the effective interest method over the contractual life of the loans. When loans are prepaid, sold or participated out, the unamortized portion of deferred fees and related origination costs are recognized as income at that time. As of June 30, 2003 and December 31, 2002 and 2001, net deferred loan fees were approximately $546,000, $693,000 and $1.36 million, respectively.

The Bank devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable loan losses which are inherent in the loan portfolio. Probable loan losses are estimated based on a quarterly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, management considers the risk of loss on nonperforming and classified loans including an analysis of collateral in each situation. The Bank’s methodology for assessing the appropriateness of the allowance for loan losses includes several key elements. Problem loans are identified and analyzed individually to estimate specific losses. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors based on the Bank’s historical chargeoffs are applied using the Bank’s historic experience and may be adjusted for significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with estimated loss factors applied to each rating category. Other factors considered in determining probable loan losses are the impact of larger concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior chargeoffs and peer bank’s loss experience.

The allowance for loan losses consists of a formula allowance for various loan portfolio classifications and an amount for loans identified as impaired, if necessary. The allowance is an estimate, and ultimate losses may vary from current estimates. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

A portion of the allowance for loan losses is not allocated to any specific segment of the loan portfolio. This non-specific reserve is maintained for two primary reasons: there exists an inherent subjectivity and imprecision to the analytical processes employed, and the prevailing business environment, as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. Moreover, management has identified certain risk factors, which could impact the degree of loss sustained within the portfolio. These include: market risk factors, such as the effects of economic variability on the entire portfolio, and unique portfolio risk factors that are inherent characteristics of the Bank’s loan portfolio. Market risk factors may consist of changes to general economic and business conditions that may impact the Bank’s loan portfolio customer base in terms of ability to repay and that may result in changes in value of underlying collateral. Unique portfolio risk factors may include industry or geographic concentrations, or trends that may exacerbate losses resulting from economic events which the Bank may not be able to fully diversify out of its portfolio.

Due to the inherent imprecise nature of the loan loss estimation process and ever changing conditions, these risk attributes may not be adequately captured in data related to the formula-based loan loss components used to determine allocations in the Bank’s analysis of the adequacy of the allowance for loan losses. Management, therefore, has established

F-CBI-12

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000 and maintains an unallocated allowance for loan losses. The amount of the unallocated allowance was $3.55 million at June 30, 2003, $3.24 million at December 31, 2002 and $3.05 million at December 31, 2001. As a percentage of the allowance for loan losses, the unallocated was 21.71% of the total allowance for loan losses at June 30, 2003, 20.04% of the total allowance for loan losses at December 31, 2002 and 20.02% of the total allowance for loan losses at December 31, 2001.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary, and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Bank believes it has established its existing allowance for loan losses consistent with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing the Bank’s loan portfolio, will not request the Bank to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Material increases in the allowance for loan losses will adversely affect the Bank’s financial condition and results of operations.

A loan is considered to be impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, as defined, may be measured based on the present value of expected future cash flows, discounted at the loan’s original effective interest rate, or on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses.

Certain impaired loans are required to be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment also may be measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses. Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal.

Loans Held for Sale

Loans held for sale are valued at the lower of acquisition cost (less principal payments received) or estimated market value. Market is determined by reference to outstanding commitments from investors calculated on an individual loan basis.

Investment and Mortgage-Backed Securities

Investments are classified into one of three categories and accounted for as follows:

Category	Accounting Treatment
Trading, representing debt, equity and mortgage-backed securities which are held for resale in the near term	Reported at fair value, with unrealized gains and losses included in noninterest income

Held to maturity, representing debt and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity	Reported at amortized cost

Available for sale, representing debt, equity and mortgage-backed securities not classified as trading or held to maturity	Reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income

F-CBI-13

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

On a quarterly basis, the Company reviews investment and mortgage-backed securities with unrealized depreciation for six consecutive months and other securities with unrealized depreciation on a judgmental basis to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. If it is judged not to be near term, a charge is taken which results in a new cost basis.

Realized gains and losses from the sale of investments are recorded on the trade date by specific identification of the security sold.

Income Taxes

Items of income and expense recognized in different time periods for financial reporting purposes and for purposes of computing income taxes currently payable (temporary differences) give rise to deferred income taxes which are reflected in the consolidated financial statements. A deferred tax liability or asset is recognized for the estimated future tax effects, based upon enacted law, attributed to temporary differences. If applicable, the deferred tax asset is reduced by the amount of any tax benefits that, based on available evidence, are not likely to be realized.

The Company has not provided for Connecticut state income taxes since December 31, 1998 since it has a passive investment company (PIC) as permitted by Connecticut law. The Company believes it complies with the state PIC requirements and that no state taxes are due from December 31, 1998 through June 30, 2003; however, the Company has not been audited by the state for such periods. If the state were to determine that the PIC was not in compliance with statutory requirements a material amount of taxes could be due. In addition, the State of Connecticut continues to be under pressure to find new sources of revenue, and therefore could propose legislation to eliminate the passive investment company exemption. If such legislation were enacted, the Company would be subject to state income taxes in Connecticut.

Intangible Assets

On August 31, 2001, the Bank acquired all of the outstanding common stock of First Federal Savings and Loan Association of East Hartford (“First Federal”) (see Note 4). In connection with the acquisition, the Company recorded goodwill of $19.97 million, a core deposit intangible of $8.85 million and a noncompete intangible asset of $3.55 million. The core deposit intangible is being amortized over eight years on a straight-line basis, and the noncompete agreement intangible is being amortized over the twelve-month term of the agreement on a straight-line basis. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles”, goodwill related to the First Federal acquisition on August 31, 2001 was never amortized, and is subject to an annual fair-value-based impairment test. The Company completed its initial assessment of the goodwill as of January 1, 2002, in accordance with the provisions of SFAS No. 142 and as of September 30, 2002, the Company completed its annual assessment of goodwill. No impairment charges were recorded as a result of the initial or first annual assessment. The Company will perform its annual assessment of impairment on September 30 of each subsequent year or sooner if impairment indicators are present. During the third quarter of 2002, the Bank finalized its allocation of the purchase price for the First Federal acquisition which resulted in a $482,000 reduction in goodwill and income taxes payable. The adjustment primarily represented a reduction in tax reserves as of the acquisition date. During the six months ended June 30, 2003 and the year ended December 31, 2002, there was no goodwill acquired, no impairment losses recognized and no goodwill included in the gain or loss on disposal of a reporting unit.

During 2002, the Bank acquired the assets of On Line Services, a company that provided merchant processing services mainly in western Massachusetts. The Bank recorded a $300,000 intangible asset related to the customer list acquired in connection with the purchase and is amortizing the asset on a straight-line basis over an eight-year period.

In 1997, the Bank acquired certain assets of a branch in West Hartford, Connecticut. The premium of $250,000, for lease rights acquired, is being amortized over the remaining term of the lease (10 years) using the straight line method.

F-CBI-14

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

In 1995, the Bank acquired certain fixed assets and assumed certain deposit liabilities of two branches in Storrs and Enfield, Connecticut. In consideration of the assumption of certain deposit liabilities, the Bank received cash and other assets. The resultant premium of approximately $4.06 million is being amortized over 10 years using the straight line method.

The following tables show the activity in intangible assets for the periods indicated (in thousands):

	Goodwill	Core Deposit Intangible	Noncompete Agreements	Pension	Branch Premiums	Other	Total
Balance at December 31, 2000	$—	$—	$—	$—	$1,967	$—	$1,967
Acquisition of First Federal	19,970	8,845	3,549	—	—	—	32,364
Minimum pension liability (see Note 14)	—	—	—	549	—	—	549
Amortization	—	(368)	(1,183)	—	(432)	—	(1,983)

Balance at December 31, 2001	19,970	8,477	2,366	549	1,535	—	32,897
Finalization of allocation of purchase price of First Federal acquisition	(482)	—	—	—	—	—	(482)
Minimum pension liability (see Note 14)	—	—	—	299	—	—	299
On Line Services acquisition	—	—	—	—	—	300	300
Amortization	—	(1,105)	(2,366)	—	(432)	(25)	(3,928)

Balance at December 31, 2002	19,488	7,372	—	848	1,103	275	29,086
Amortization	—	(553)	—	—	(216)	(19)	(788)

Balance at June 30, 2003	$19,488	$6,819	$—	$848	$887	$256	$28,298

	June 30, 2003	December 31,
		2002	2001
Intangible assets subject to amortization:
Core deposit intangible	$6,819	$7,372	$8,477
Branch premiums	887	1,103	1,535
Noncompete agreements	—	—	2,366
Other	256	275	—

Total	7,962	8,750	12,378

Intangible assets not subject to amortization:
Goodwill	19,488	19,488	19,970
Minimum pension liability	848	848	549

Total	20,336	20,336	20,519

Total intangible assets	$28,298	$29,086	$32,897

	June 30, 2003	December 31, 2002
Accumulated net amortization for intangible assets subject to amortization:
Core deposit intangible	$2,027	$1,474
Branch premiums	3,426	3,210
Other	44	25

Total	$5,497	$4,709

F-CBI-15

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

	For the Six Months Ended June 30, 2003	For the Years Ended
		December 31, 2002	December 31, 2001
Amortization expense:
Noncompete agreements	$—	$2,366	$1,183
Core deposit intangible	553	1,105	368
Branch premiums	216	432	432
Other	19	25	—

Total	$788	$3,928	$1,983

For the five years ending December 31, the estimated aggregate annual amortization expense is as follows (in thousands):

2003	$1,576
2004	1,576
2005	1,338
2006	1,169
2007	1,169

Pension and Other Postretirement Employee Benefits

The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on the Company’s selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the Company’s assumptions are accumulated and amortized over future periods and therefore, generally affect the Company’s recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations and the Company’s future expense.

Mortgage Servicing Rights

The cost of mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate adjusted for a prepayment default factor. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting excess servicing is amortized over the estimated life using a method approximating the effective interest method.

Quoted market prices are not available for the servicing receivables. Thus, the servicing receivables and the amortization thereon periodically are evaluated in relation to estimated future servicing revenues, taking into consideration changes in interest rates, current prepayment rates and expected future cash flows. The Bank evaluates the carrying value of the servicing receivables by estimating the future servicing income of the servicing receivables based on management’s best estimate of remaining loan lives and discounted at the original discount rate.

F-CBI-16

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans generally have no intrinsic value at the grant date, and under APB Opinion No. 25 no compensation cost is recognized for them.

The Company applies APB No. 25 and related interpretations in accounting for its stock compensation plans. Had compensation cost been determined consistent with SFAS No. 123, the Company’s pro forma net income and basic and diluted earnings per share would have been (in thousands, except per share data):

	For The Six Months Ended
	June 30, 2003	June 30, 2002
Net income:
Net income as reported	$14,820	$11,686
Less effect of compensation expense determined under fair value based method, net of tax	1,106	493

Pro forma net income	$13,714	$11,193

Pro forma earnings per share:
Basic	$1.39	$1.10
Diluted	$1.27	$1.04

	For the Years Ended		For the Ten Months Ended December 31, 2000
	December 31, 2002	December 31, 2001
Net income:
Net income as reported	$25,949	$12,764	$7,383

Less effect of compensation expense determined under fair value based method, net of tax	2,207	1,002	1,307

Pro forma net income	$23,742	$11,762	$6,076

Pro forma earnings per share:
Basic	$2.35	$1.16	$0.59
Diluted	$2.20	$1.10	$0.59

Fair value was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Grant Date
	2002	2001
Risk free interest rate	3.95%	5.16%
Expected life	10 years	10 years
Expected volatility	29%	28%
Dividend yield	2.00%	2.95%
Fair value	$13.91 - $17.48	$6.20

No options were granted during the six months ended June 30, 2003.

F-CBI-17

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

Related Party Transactions

Directors and officers of the Bank and their associates have been customers of, and have had transactions with the Bank, and management expects that such persons will continue to have such transactions in the future. All deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers, and, in the opinion of management, the transactions did not involve more than normal risks of collectability, favored treatment or terms, or present other unfavorable features (see Note 8 for further details regarding related party transactions).

Premises and Equipment

Depreciation of premises and equipment and amortization of leasehold improvements are computed using the straight line basis over the estimated useful lives of the assets (3-39 years) or in the case of leasehold improvements, the lease term if shorter.

Short-Term Borrowed Funds

Short-term borrowings are comprised of uninsured accounts which are secured by investment securities.

Other Real Estate Owned

Other real estate owned, comprised of real estate acquired through foreclosure or acceptance of a deed in lieu of foreclosure, is carried at the lower of cost or fair market value, net of estimated costs to sell. Property is transferred to other real estate owned at the lower of cost or fair market value, net of estimated selling costs, with any excess over cost charged to the allowance for loan losses. Any further decline in value based on subsequent changes to estimated fair market value or any loss upon ultimate disposition of the property is charged to expense.

Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for separately reporting comprehensive income and its components. Components of comprehensive income represent changes in equity resulting from transactions and other events and circumstances from non-owner sources. A reconciliation of other comprehensive income (loss) for the periods indicated was as follows (in thousands):

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000
Unrealized gains on securities:
Change in unrealized holding gains arising during the period, net of tax	$(603)	$3,323	$4,284	$(1,870)	$2,538

Reclassification adjustment for gains and other than temporary impairment included in net income, net of tax	(748)	(508)	(787)	2,337	(289)

Additional minimum pension liability, net of tax benefit	—	—	(1,734)	—	—

Other comprehensive income (loss)	$(1,351)	$2,815	$1,763	$467	$2,249

F-CBI-18

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

Segment Information

The Bank reports certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision-maker. Specific information to be reported for individual operating segments includes a measure of profit and loss, certain revenue and expense items and total assets. As a community-oriented financial institution, substantially all of the Bank’s operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community-banking operations, which constitutes the Bank’s only operating segment for financial reporting purposes.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The adoption of SFAS No. 145 on January 1, 2003 did not have any effect on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS No. 146 on January 1, 2003 did not have any effect on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure and amendment to FASB No. 123”, which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, “Accounting for Stock-Based Compensation”, and modifies the disclosure requirements of that Statement. The Company has not adopted the fair value recognition principles of SFAS No. 123. The Company has included the disclosures required by SFAS No. 148 in this filing.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. The standard amends and clarifies financial reporting for derivative instruments and for hedging activities accounted for under SFAS No. 133 and is effective for contracts entered into or modified, and for hedges designated, after June 30, 2003. Adoption of the standard is not expected to have a material impact on the Company’s consolidated financial statements since the Company does not have any material derivative instruments as of June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity”. The standard establishes how an issuer classifies and measures certain freestanding financial instruments with characteristics of liabilities and equity and requires that such instruments be classified as liabilities. The standard is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of the standard did not have any impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Interpretation requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying contact that is related to an asset, liability, or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. Adoption of this statement on January 1, 2003 did not have any impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities (“VIE’s”). The Company does not invest in investment structures that require analysis under this Interpretation and Interpretation No. 46 does not have any impact on the Company’s consolidated financial statements.

F-CBI-19

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

(2)    CONVERSION TO STOCK FORM OF OWNERSHIP

On August 30, 1999, the Boards of Directors of MHC and SBM adopted a Plan of Reorganization and, on October 6, 1999 and October 26, 1999, unanimously amended the Plan of Reorganization (as amended, the “Plan”), pursuant to which, on March 1, 2000, MHC converted from the mutual holding company form to the stock holding company form of organization. All of the outstanding common stock of SBM was sold to CTBS which issued and sold its stock pursuant to the Plan. The net proceeds of the offering were $90.50 million, after expenses of approximately $4.30 million. All of the stock of CTBS sold in the conversion was offered to eligible account holders, employee benefit plans of the Bank and certain other eligible subscribers in subscription and direct community offerings pursuant to subscription rights in order of priority as set forth in the Plan. Additionally, the Bank established an Employee Stock Ownership Plan (“ESOP”) for the benefit of eligible employees, which became effective upon the conversion (see Note 14).

The Plan provided for the establishment of the New Foundation. The New Foundation was funded with a contribution of 832,000 common shares, or an amount equal to 8% of the common stock sold in the conversion. This contribution resulted in the recognition of an expense of $8.32 million in March 2000, related to the fair value of the shares contributed, which is reflected as such in the accompanying consolidated statement of operations for the year ended December 31, 2000.

Effective upon the conversion, the Company entered into employment and change in control agreements with certain executives and certain eligible employees of the Company and the Bank. The agreements include, among other things, provisions for minimum annual compensation and certain lump-sum severance payments in the event of a “change in control.”

The Bank’s deposit accounts continue to be insured by the FDIC and were not affected by the conversion. In accordance with the Plan, upon the completion of the conversion, the Bank established a special “liquidation account” for the benefit of eligible account holders and in an amount equal to the equity of the Bank less any subordinated debt approved as bona fide capital of the Bank, as of the date of its latest statement of condition contained in the final prospectus used in connection with the conversion. The date was September 30, 1999, and the amount established was $117.6 million. The liquidation account, which totaled $39.14 million, $42.58 million and $51.18 million at June 30, 2003 and December 31, 2002 and 2001, respectively, is reduced annually by an amount proportionate to the decrease in eligible deposit accounts. Eligible account holders continuing to maintain deposit accounts at the Bank are entitled, on a complete liquidation of the Bank after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of the Bank. The Bank’s retained earnings are substantially restricted with respect to payment of dividends to stockholders due to the liquidation account. The liquidation account will terminate on the tenth anniversary of the consummation date of the conversion.

The primary source of funds for the Company to pay dividends is in the form of dividends received from SBM. Neither the Company nor SBM may declare or pay dividends on, or repurchase any of its shares of common stock, if the effect thereof would cause stockholders’ equity to be reduced below either the balance required for the liquidation account or applicable regulatory capital maintenance requirements, or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

(3)    COMMON STOCK

On January 2, 2001, the Company awarded 449,280 restricted shares of common stock to various employees and non employee directors of the Company in accordance with the Connecticut Bancshares, Inc. 2000 Stock-Based Incentive Plan (the “Stock Plan”). These awards represent 100% of the restricted shares available in the Stock Plan. The shares were awarded with a vesting schedule of five years, with 20% of the shares vesting each year to the recipient. The first 20% installment vested on January 2, 2002. The closing market price of the Company’s common stock on the date of the awards was $18.25. The Company is amortizing the unearned restricted stock compensation on a straight line basis over the vesting period.

In conjunction with the restricted stock awards from the Stock Plan, the Company established a trust and hired an independent trustee (the “Trustee”) to administer and maintain records of the restricted stock awards. From March 8, 2001 to March 30, 2001, the Trustee purchased in the open market 449,280 shares of common stock of the Company for the benefit

F-CBI-20

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000 of the restricted stock award recipients. These shares were purchased for an aggregate of approximately $9,364,000 at prices ranging from $20.13 to $21.13 per share, resulting in an average cost of $20.84 per share. The Company advanced funds necessary to acquire these shares in the open market by the trustee.

On August 27, 2001, the Company awarded 11,232 restricted shares of common stock outside of the Stock Plan to the former Chairman of the Board of Directors of the Company. The shares were awarded with a vesting schedule of five years, with 20% of the shares vesting each year. The first 20% installment vested on January 2, 2002. The shares are not subject to any performance requirements, and the former Chairman does not provide any services to the Company. The closing market price of the Company’s common stock on the date of the grant was $24.45. The Company recorded a charge of $274,622 in the quarter ended September 30, 2001 as a director retirement expense.

In conjunction with the August 27, 2001 restricted stock award, the Company established a trust and hired the Trustee to administer and maintain records of the restricted stock award. On September 18, 2001, the Trustee purchased in the open market 11,232 shares of common stock of the Company for the benefit of the restricted stock award recipient. These shares were purchased for approximately $255,000, or $22.74 per share. The Company advanced funds necessary to acquire these shares in the open market by the trustee.

On September 24, 2001, the Company granted 28,080 non-qualified stock options outside of the Stock Plan to the former Chairman of the Board of Directors of the Company. The shares were awarded with a vesting schedule of five years, with 20% of the shares vesting each year. The first 20% installment vested on December 15, 2001. The options are not subject to any performance requirements, and the former Chairman does not provide any services to the Company. The closing market price of the Company’s common stock on the date of the awards was $21.80. The exercise price of the stock options granted is $17.625 per share. The Black-Scholes model resulted in a fair value of $9.48 per option as of the grant date. The Company recorded a charge of $266,283 in the quarter ended September 30, 2001 as a director retirement expense.

On September 24, 2001, the Company accelerated the vesting of 11,232 shares of restricted stock awarded on January 2, 2001 and 28,080 non-qualified stock options awarded on December 15, 2000 to an existing director who retired from the Bank’s Board on December 31, 2001. The closing market price of the Company’s common stock on the date of the acceleration was $21.80. The exercise price for the stock options are $17.625 per share. As a result of the modification, the Company recorded charges of $214,110 for the restricted stock and $117,234 for the stock options in the quarter ended September 30, 2001 as director retirement expenses.

On September 14, 2001, CTBS announced that its Board of Directors authorized the repurchase of up to 561,600 shares, or approximately 5%, of its outstanding shares of common stock. It was intended that such shares would be repurchased in open market transactions, including unsolicited block purchases, over the next six to twelve months, subject to market conditions. CTBS had not repurchased any shares as of December 31, 2001, repurchased 165,422 shares for approximately $5.52 million, or an average of $33.38 per share, during the year ended December 31, 2002 and repurchased 393,219 shares for approximately $16.22 million, or an average of $41.25 per share, during the six months ended June 30, 2003.

On October 21, 2002, the Company awarded 168,750 restricted shares of common stock to various employees and non-employee directors of the Company in accordance with the Connecticut Bancshares, Inc. 2002 Equity Compensation Plan (the “Equity Compensation Plan”). These awards represent 100% of the restricted shares available in the Equity Compensation Plan. The shares were awarded with a vesting schedule of five years, with 20% of the shares vesting each year to the recipient. The first 20% installment vests on October 21, 2003. The closing market price of the Company’s common stock on the date of the awards was $37.50. The Company is amortizing the unearned restricted stock compensation on a straight line basis over the vesting period.

In conjunction with the restricted stock awards from the Equity Compensation Plan, the Company established a trust and hired the Trustee to administer and maintain records of the restricted stock awards. From November 4, 2002 to November 22, 2002 the Trustee purchased in the open market 168,750 shares of common stock of the Company for the

F-CBI-21

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000 benefit of the restricted stock award recipients. These shares were purchased for approximately $6,702,000 at prices ranging from $37.64 to $41.08 per share, resulting in an average cost of $39.72 per share. The Company advanced funds necessary to acquire these shares in the open market by the trustee.

(4)    ACQUISITION OF FIRST FEDERAL

On August 31, 2001, the Bank acquired all of the outstanding common stock of First Federal for cash of $106.26 million, excluding transaction costs. As of June 30, 2003 and December 31, 2002 and 2001, $667,000, $847,000 and $2.11 million had yet to be paid to First Federal shareholders and is included in other liabilities related to shares of First Federal which have not yet been tendered. The purchase was funded primarily with proceeds from advances from the Federal Home Loan Bank prior to the acquisition. Immediately after the completion of the acquisition, First Federal was merged into the Bank.

The acquisition was accounted for as a purchase and the purchase price was allocated based on the estimated fair market values of the assets and liabilities acquired. The final allocation of the purchase price was as follows (in thousands):

Cash and cash equivalents	$91,826
Investment securities	612,493
Loans	282,481
FHLB stock	19,283
Cash surrender value life insurance	20,364
Goodwill	19,488
Core deposit intangible	8,846
Noncompete agreement intangible	3,548
Other assets	8,413
Deposits	(635,123)
FHLB Advances	(316,547)
Other liabilities	(8,808)

Total purchase price	$106,264

During 2002, the Bank finalized its allocation of the purchase price for the First Federal acquisition which resulted in a reduction in goodwill of $482,000 from $19.97 million at December 31, 2001 to $19.49 million at December 31, 2002. The adjustment primarily represented a reduction in tax reserves as of the acquisition date. The results of First Federal are included in the historical results of the Company subsequent to August 31, 2001. The pro forma information below is theoretical in nature and not necessarily indicative of future consolidated results of operations of the Company or the consolidated results of operations which would have resulted had the Company acquired the stock of First Federal as of the beginning of the years presented.

F-CBI-22

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

The Company’s unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2001 and 2000, assuming First Federal had been acquired as of January 1, 2001 and 2000, respectively, are as follows (in thousands, except per share amounts):

	For the Years Ended December 31,
	2001	2000
Interest income	$161,004	$166,529
Interest expense	88,302	93,597

Net interest income	72,702	72,932
Provision for loan losses	2,000	1,410
Noninterest income	14,444	13,616
Noninterest expense	65,179	70,427

Income before provision for income taxes	19,967	14,711
Provision for income taxes	6,799	3,921

Net income	$13,168	$10,790

Earnings per share—diluted	$1.23	$1.04

Weighted average shares outstanding—diluted	10,695,366	10,364,640

(5)    REGULATORY MATTERS

SBM is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. The regulations require SBM to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. SBM’s capital amounts and classification are also subject to qualitative judgments by the banking regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require SBM to maintain minimum capital ratios (set forth in the table below) of Tier I leverage capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk weighted assets (as defined). To be considered adequately capitalized (as defined) under the regulatory framework from prompt corrective action, SBM must maintain minimum Tier I leverage, Tier I risk-based and total risk-based ratios as set forth in the table.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the “FDICIA”) categorizes banks based on capital levels and triggers certain mandatory and discretionary supervisory responses for institutions that fall below certain capital levels. A bank generally is categorized as “well capitalized” if it maintains a leverage capital ratio of at least 5%, a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%, and it is not subject to a written agreement, order or capital directive.

As of June 30, 2003 and December 31, 2002 and 2001, management believes that SBM met all capital adequacy requirements to which it is subject. As of the most recent notification from the Federal Deposit Insurance Corporation, SBM was categorized as well capitalized under the regulatory framework for Prompt Corrective Action, and the highest capital category, as defined in the FDICIA regulations. Management believes that there are no events or conditions which have occurred subsequent to the notification that would change its category.

F-CBI-23

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

Actual capital amounts and ratios for SBM were (dollars in thousands):

	Capital Adequacy				To Be Well Capitalized Under Prompt Corrective Action
	Required		Actual		Required
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2003:
Tier 1 Capital (to Total Average Assets)	$101,725	4.0%	$190,893	7.5%	$127,156	5.0%
Tier 1 Capital (to Risk Weighted Assets)	67,844	4.0	190,893	11.3	101,765	6.0
Total Capital (to Risk Weighted Assets)	135,687	8.0	207,247	12.2	169,609	10.0

As of December 31, 2002:
Tier 1 Capital (to Total Average Assets)	$99,395	4.0%	$188,040	7.6%	$124,244	5.0%
Tier 1 Capital (to Risk Weighted Assets)	63,919	4.0	188,040	11.8	95,878	6.0
Total Capital (to Risk Weighted Assets)	127,838	8.0	204,212	12.8	159,797	10.0

As of December 31, 2001:
Tier 1 Capital (to Total Average Assets)	$94,611	4.0%	$156,890	6.6%	$118,264	5.0%
Tier 1 Capital (to Risk Weighted Assets)	63,437	4.0	156,890	9.9	95,156	6.0
Total Capital (to Risk Weighted Assets)	126,875	8.0	172,118	10.9	158,594	10.0

(6)    INVESTMENT SECURITIES

As of the periods indicated, the amortized cost and market value of available for sale investment securities were (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
As of June 30, 2003:
U.S. Government and agency obligations	$84,941	$7,324	$—	$92,265
Municipal obligations	23,075	1,609	—	24,684
Corporate securities	51,294	2,717	—	54,011
Mortgage-backed securities	211,020	4,251	(52)	215,219
Collateralized mortgage obligations	253,314	3,208	(477)	256,045
Asset-backed securities	68,512	1,766	—	70,278
Common stock and mutual funds	24,020	4,084	(159)	27,945
Other equity securities	1,360	—	—	1,360

Total	$717,536	$24,959	$(688)	$741,807

F-CBI-24

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
As of December 31, 2002:
U.S. Government and agency obligations	$156,466	$8,114	$—	$164,580
Municipal obligations	23,357	621	—	23,978
Corporate securities	63,209	2,934	—	66,143
Mortgage-backed securities	205,569	4,840	—	210,409
Collateralized mortgage obligations	247,236	3,364	(172)	250,428
Asset-backed securities	91,370	2,318	(12)	93,676
Common stock and mutual funds	26,676	4,803	(459)	31,020
Other equity securities	1,388	—	—	1,388

Total	$815,271	$26,994	$(643)	$841,622

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
As of December 31, 2001:
U.S. Government and agency obligations	$180,106	$4,034	$(327)	$183,813
Municipal obligations	23,717	43	(566)	23,194
Corporate securities	53,138	2,297	(15)	55,420
Mortgage-backed securities	147,901	2,027	(178)	149,750
Collateralized mortgage obligations	257,581	1,436	(416)	258,601
Asset-backed securities	23,907	1,301	—	25,208
Common stock and mutual funds	50,221	11,487	(152)	61,556
Other equity securities	992	—	—	992

Total	$737,563	$22,625	$(1,654)	$758,534

At June 30, 2003 and December 31, 2002 and 2001, the Company did not own any investment or mortgage-backed securities of a single issuer, other than securities guaranteed by the U.S. Government or its agencies, which had an aggregate book value in excess of 10% of the Company’s capital at that date.

The Company had no securities classified as held to maturity or trading at June 30, 2003 and December 31, 2002 and 2001. The Company does not currently use or maintain a trading account.

F-CBI-25

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

As of the periods indicated, the amortized cost and market values of debt securities, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of June 30, 2003
	Amortized Cost	Market Value
Due in one year or less	$27,313	$27,729
Due after one year through five years	216,870	225,078
Due after five years through ten years	110,521	115,069
Due after ten years	337,452	344,626

Total	$692,156	$712,502

	As of December 31, 2002
	Amortized Cost	Market Value
Due in one year or less	$52,898	$53,424
Due after one year through five years	258,190	266,779
Due after five years through ten years	161,540	166,741
Due after ten years	314,579	322,270

Total	$787,207	$809,214

For the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001, proceeds from the sales of available for sale securities were approximately $41.57 million, $179.72 million and $145.05 million, respectively. Gross gains of approximately $2.93 million, $3.95 million and $4.06 million, respectively, and gross losses of approximately $1.42 million, $1.25 million and $3.58 million respectively, were realized on those sales for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001.

As of June 30, 2003 and December 31, 2002 and 2001, investment securities with a fair value of approximately $209.56 million, $200.19 million and $206.34 million were pledged as security for short-term borrowed funds, U.S. Treasury tax and loan payments and municipal deposits held by the Bank, respectively.

(7)    OTHER THAN TEMPORARY IMPAIRMENT OF SECURITIES

On a quarterly basis, the Company reviews available for sale investment securities with unrealized depreciation for six consecutive months and other securities with unrealized depreciation on a judgmental basis to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. Unrealized losses which are not expected to reverse in the near term are charged to operations. In accordance with this policy, during the six months ended June 30, 2003 the Company recorded other than temporary impairment charges for one equity security and one investment in a limited partnership for a total of $359,000. The charge for the equity investment was computed using the closing price of the security as of the date of impairment. The equity security impaired is publicly traded. The impairment charge for the limited partnership was equal to the difference between the carrying value of the investment and the fair value of the Company’s share of the partner’s capital as calculated by the partnership on the date of impairment. The limited partnership is not publicly traded. For the years ended December 31, 2002 and 2001 the Company recorded other than temporary impairment charges of $1.49 million and $4.08 million, respectively. The charges were computed using the closing price of the securities as of the respective impairment date. All of the securities impaired are publicly traded. There were no material unrecognized impairment losses as of June 30, 2003 and December 31, 2002 and 2001.

F-CBI-26

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

(8)    LOANS

As of June 30, 2003 and December 31, 2002 and 2001, the Bank’s residential mortgage loan portfolio was collateralized by one- to four-family real estate, located primarily in central and eastern Connecticut. The commercial mortgage loan portfolio was collateralized primarily by multi-family, commercial and manufacturing properties located in Connecticut and surrounding states. A variety of different assets, including business assets, rental income properties, and manufacturing and commercial properties, collateralized a majority of the commercial loans. The composition of the Bank’s loan portfolio as of June 30, 2003 and December 31, 2002 and 2001 is as follows (in thousands):

	June 30, 2003	December 31,
		2002	2001
One- to four-family residential mortgages	$970,451	$907,188	$841,895
Construction mortgages	69,900	64,182	76,551
Commercial and multifamily mortgages	294,382	275,818	231,644
Commercial business loans	191,058	180,612	166,314
Installment loans	138,733	128,939	119,967

Total loans	1,664,524	1,556,739	1,436,371

Less—Allowance for loan losses	(16,354)	(16,172)	(15,228)

Total loans, net	$1,648,170	$1,540,567	$1,421,143

The Bank services certain loans that it has sold without recourse to third parties. The aggregate amount of loans serviced for others approximated $106.84 million, $142.62 million and $188.02 million as of June 30, 2003 and December 31, 2002 and 2001, respectively. Fee income from servicing loans for others was approximately $186,000 and $246,000 for the six months ended June 30, 2003 and 2002, respectively. Fee income from servicing loans for others was approximately $477,000, $555,000 and $544,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Mortgage servicing rights of approximately $1.11 million, $1.44 million and $1.92 million were capitalized as of June 30, 2003 and December 31, 2002 and 2001, respectively. Amortization of mortgage servicing rights was approximately $399,000 and $269,000 for the six months ended June 30, 2003 and 2002, respectively. Amortization of mortgage servicing rights was approximately $611,000, $881,000 and $387,000 for the years ended December 31, 2002, 2001 and 2000, respectively. During 2001, in response to the falling interest rate environment, the Bank reduced its estimate of remaining loan lives on serviced loans. This reduction in estimate resulted in a charge of approximately $370,000 to earnings in the fourth quarter of 2001, and is included in the amount above.

As of June 30, 2003 and December 31, 2002 and 2001, loans to related parties totaled approximately $7.49 million, $7.82 million and $6.80 million, respectively. For the six months ended June 30, 2003, new loans of approximately $856,000 were granted to these parties and principal payments of approximately $1.19 million were received. For the year ended December 31, 2002, new loans of approximately $1.38 million were granted to these parties and principal payments of approximately $360,000 were received. Related parties include directors and officers of the Company, their respective affiliates in which they have a controlling interest and their immediate family members. For the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001, all loans to related parties were performing.

F-CBI-27

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

For the six months ended June 30, 2003 and 2002, and for the years ended December 31, 2002, 2001 and 2000, an analysis of the allowance for loan losses is as follows (in thousands):

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000
Balance, beginning of year	$16,172	$15,228	$15,228	$11,694	$10,617
Acquisition of First Federal	—	—	—	2,174	—
Provision for loan losses	675	750	1,500	2,000	1,200
Loans charged off	(608)	(828)	(1,781)	(1,131)	(433)
Recoveries	115	175	1,225	491	310

Balance, end of period	$16,354	$15,325	$16,172	$15,228	$11,694

(9)    NONPERFORMING ASSETS

Nonperforming assets include loans for which the Bank does not accrue interest (“nonaccrual loans”), loans 90 days past due and still accruing interest and other real estate owned. Nonaccrual loans and loans 90 days past due and still accruing interest represent the Bank’s impaired loans. For the six months ended June 30, 2003 and 2002, the average recorded investment in impaired loans was approximately $2.51 million and $8.83 million, respectively. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in impaired loans was approximately $8.03 million, $6.88 million and $9.39 million, respectively. As of June 30, 2003 and December 31, 2002 and 2001, nonperforming assets were as follows (in thousands):

	June 30, 2003	December 31,
		2002	2001
Loans past due 90 days and still accruing:
One- to four family mortgages	$267	$527	$727
Commercial and multifamily mortgages	—	395	—
Commercial business	150	313	217
Installment	141	108	160

Total loans past due 90 days and still accruing	558	1,343	1,104

Loans on nonaccrual:
One- to four family mortgages	175	306	545
Construction mortgages	—	—	2,601
Commercial and multifamily mortgages	300	393	—
Commercial business	660	852	3,045
Installment	—	—	384

Total loans on nonaccrual	1,135	1,551	6,575

Troubled debt restructurings:
Commercial and multifamily mortgages	395	—	—

Total nonperforming loans	2,088	2,894	7,679
Other real estate owned	302	—	84

Total nonperforming assets	$2,390	$2,894	$7,763

For the six months ended June 30 2003 and 2002, had interest income been accrued on nonaccrual loans at contractual rates, interest income would have increased by approximately $47,000 and $229,000, respectively. For the years ended

F-CBI-28

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

December 31, 2002, 2001 and 2000, had interest income been accrued on nonaccrual loans at contractual rates, interest income would have increased by approximately $136,000, $446,000 and $568,000, respectively. For the six months ended June 30, 2003 and 2002, interest income on impaired loans of approximately $32,000 and $52,000, respectively, was recognized. For the years ended December 31, 2002, 2001 and 2000, interest income on impaired loans of approximately $111,000, $79,000 and $60,000, respectively, was recognized. As of June 30, 2003 and December 31, 2002 and 2001, no significant additional funds were committed to customers whose loans were nonperforming.

As of June 30, 2003 and December 31, 2002 and 2001, the Bank had impaired loans of approximately $2.09 million, $2.89 million and $7.68 million, respectively, for which an additional allowance for loan losses of $55,000, $80,000 and $157,000, respectively, was required. For the six months ended June 30, 2003 and 2002, approximately $608,000 and $828,000, respectively, was charged off on nonaccrual loans. For the years ended December 31, 2002, 2001 and 2000, approximately $1.78 million, $1.13 million and $269,000, respectively, was charged off on nonaccrual loans.

(10)    DEPOSITS

As of June 30, 2003 and December 31, 2002 and 2001, deposits consisted of the following (in thousands):

	June 30, 2003	December 31,
		2002	2001
Certificates of deposit:
Original maturity of less than one year	$126,090	$127,703	$145,200
Original maturity of one year or more	400,768	433,956	498,341
Time certificates in denominations of $100,000 or more	79,584	81,542	93,410

Total certificates of deposit	606,442	643,201	736,951

Savings accounts	407,391	383,085	357,512
Money market accounts	214,001	209,301	171,207
NOW accounts	246,560	230,293	214,825
Demand deposits	144,294	130,099	110,443

Total deposits	$1,618,688	$1,595,979	$1,590,938

At June 30, 2003 and December 31, 2002, the scheduled maturities of time deposits were as follows (in thousands):

	June 30, 2003	December 31, 2002
Less than 1 year	$344,993	$398,878
After 1 year through 2 years	118,039	98,076
After 2 years through 3 years	35,507	48,754
After 3 years through 4 years	51,535	39,888
After 4 years through 5 years	56,291	57,376
Thereafter	77	229

Total	$606,442	$643,201

For the six months ended June 30, 2003 and 2002, interest expense on time deposits in denominations greater than $100,000 was approximately $1.26 million and $1.76 million, respectively. For the years ended December 31, 2002, 2001 and 2000, interest expense on time deposits in denominations greater than $100,000 was approximately $3.25 million, $3.68 million and $3.08 million, respectively.

F-CBI-29

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

(11)  ADVANCES FROM FEDERAL HOME LOAN BANK AND SHORT-TERM BORROWED FUNDS

As of June 30, 2003 and December 31, 2002 and 2001, SBM had the following borrowings from Federal Home Loan Bank of Boston (“FHLB”) (dollars in thousands):

Interest Rate	Maturity Date	June 30, 2003	December 31,
			2002	2001
4.53%	March 28, 2002	$—	$—	$10,000
5.80%	June 26, 2002	—	—	20,000
5.19%	August 2, 2002	—	—	10,000
6.80%	August 14, 2002	—	—	10,000
6.71%	September 5, 2002	—	—	10,000
2.70%	September 20, 2002	—	—	10,000
1.56%	January 3, 2003	—	2,000	—
5.84%	April 22, 2003	—	20,000	20,000
6.84%	August 11, 2003	10,000	10,000	10,000
6.45%	August 15, 2003	25,000	25,000	25,000
5.44%	September 16, 2003	10,000	10,000	10,000
6.68%	September 29, 2003	10,000	10,000	10,000
2.63%	October 1, 2003	6,000	6,000	—
1.25%	November 12, 2003	5,000	—	—
2.06%	January 29, 2004	7,000	7,000	—
1.32%	February 10, 2004	10,000	—	—
1.41%	March 1, 2004	20,000	—	—
3.60%	April 12, 2004	10,000	10,000	10,000
1.40%	May 7, 2004	10,000	—	—
6.48%	May 17, 2004	10,000	10,000	10,000
1.49%	August 9, 2004	20,000	—	—
6.66%	October 4, 2004	25,000	25,000	25,000
3.97%	October 25, 2004	15,000	15,000	15,000
2.38%	October 29, 2004	5,000	5,000	—
6.65%	November 8, 2004	20,000	20,000	20,000
2.14%	November 15, 2004	10,000	10,000	—
3.97%	November 22, 2004	15,000	15,000	15,000
6.40%	November 30, 2004	5,000	5,000	5,000
4.19%	December 7, 2004	5,000	5,000	5,000
4.52%	December 21, 2004	5,000	5,000	5,000
3.97%	January 18, 2005	10,000	10,000	—
6.05%	May 2, 2005	30,000	30,000	30,000
2.50%	May 4, 2005	10,000	10,000	—
4.02%	July 1, 2005	7,000	7,000	—
2.75%	September 20, 2005	10,000	10,000	—
2.92%	October 31, 2005	5,000	5,000	—
2.68%	November 14, 2005	10,000	10,000	—
6.52%	November 30, 2005	4,000	4,000	4,000
6.39%	December 6, 2005	5,000	5,000	5,000
2.93%	March 20, 2006	10,000	10,000	—
6.53%	*October 2, 2006	20,000	20,000	20,000
3.06%	November 13, 2006	7,000	7,000	—
4.91%	December 7, 2006	5,000	5,000	5,000
5.28%	December 21, 2006	5,000	5,000	5,000
4.84%	January 16, 2007	5,000	5,000	—
4.66%	July 2, 2007	7,000	7,000	—
3.38%	November 13, 2007	6,000	6,000	—
5.88%	July 9, 2008	10,000	10,000	10,000
5.63%	September 16, 2008	13,056	13,056	13,056
4.99%	*October 30, 2008	20,000	20,000	20,000
5.49%	December 8, 2008	5,000	5,000	5,000
5.90%	December 22, 2008	5,000	5,000	5,000
5.50%	January 15, 2009	5,000	5,000	—
4.34%	August 14, 2009	10,000	10,000	—
7.10%	September 10, 2009	4,757	4,833	4,977
5.91%	*January 13, 2010	20,000	20,000	20,000
4.85%	February 8, 2010	10,000	10,000	—
6.56%	*April 12, 2010	20,000	20,000	20,000
6.58%	*February 27, 2012	20,000	20,000	20,000
5.39%	*December 16, 2013	15,000	15,000	15,000
	Unamortized premium	3,561	5,001	8,322

	Total advances from FHLB	$575,374	$533,890	$465,355

*	These advances have call dates ranging from January 2002 through December 2008.

F-CBI-30

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

These advances are contractual agreements with the FHLB. If the Bank were to opt to prepay any of the advances prior to their maturity date, the Bank may incur a prepayment penalty.

In accordance with generally accepted accounting principles, the Bank recorded the FHLB advances acquired from First Federal at the market value on the date of acquisition. The Bank recorded an adjustment of $9.47 million to record the advances at fair value. The Bank is amortizing this premium on a level-yield basis over the remaining lives of the advances.

The following tables present certain information regarding the Bank’s FHLB advances and short-term borrowed funds at the dates or for the periods indicated (dollars in thousands):

	At or for the Six Months Ended June 30,
	2003	2002
Average balance outstanding:
Federal Home Loan Bank advances	$553,939	$469,642
Short-term borrowed funds	116,033	109,430
Maximum amount outstanding at any month-end during the period:
Federal Home Loan Bank advances	$571,825	$477,021
Short-term borrowed funds	123,703	116,160
Balance outstanding at end of period:
Federal Home Loan Bank advances	$571,813	$446,962
Short-term borrowed funds	123,248	111,941
Weighted average interest rate during the period:
Federal Home Loan Bank advances	4.46%	5.01%
Short-term borrowed funds	0.68	1.58
Weighted average interest rate at end of period:
Federal Home Loan Bank advances	4.31%	5.01%
Short-term borrowed funds	0.65	1.50

	At or For the Years Ended December 31,
	2002	2001	2000
Average balance outstanding:
Federal Home Loan Bank advances	$477,042	$235,440	$105,692
Short-term borrowed funds	116,318	110,823	110,520
Maximum amount outstanding at any month-end during the period:
Federal Home Loan Bank advances	$562,901	$457,033	$124,000
Short-term borrowed funds	124,315	125,866	119,821
Balance outstanding at end of period:
Federal Home Loan Bank advances	$528,889	$457,033	$100,000
Short-term borrowed funds	121,052	117,180	106,493
Weighted average interest rate during the period:
Federal Home Loan Bank advances	4.92%	5.20%	6.39%
Short-term borrowed funds	1.41	2.60	3.31
Weighted average interest rate at end of period:
Federal Home Loan Bank advances	4.65%	5.01%	6.15%
Short-term borrowed funds	0.90	1.77	3.20

SBM’s FHLB stock collateralizes the FHLB advances. In addition, mortgage loans and otherwise unencumbered investment securities qualified as collateral available to the FHLB were pledged to secure these advances, unused credit lines and letters of credit issued by the FHLB. As of June 30, 2003 and December 31, 2002, SBM had the ability to borrow a total of approximately $717.75 million and $660.57 million, respectively, from the FHLB.

F-CBI-31

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

SBM maintains a line of credit of $34.00 million with the FHLB which accrues interest at variable rates determined by the FHLB on a daily basis. Amounts drawn against the line of credit are due within one day of withdrawal; however, such amounts are automatically renewed provided that SBM has sufficient cash balances deposited with the FHLB. Borrowings under the line of credit are secured by U.S. Government treasury and/or agency bonds. There were no outstanding borrowings on the FHLB line of credit at June 30, 2003 and December 31, 2002 and 2001.

Short-term borrowed funds primarily represents commercial transactional repurchase accounts (business checking accounts, which are not Federal Deposit Insurance Corporation insured).

(12)    DIRECTOR AND EMPLOYEE RETIREMENT EXPENSES

During the third quarter of 2001, the Company recorded $1.42 million of director and employee retirement expenses which represents $872,000 of director (see Note 3) and $547,000 of employee retirement expenses. In September 2001, the Bank offered an early retirement package to eligible employees. Ten Bank employees opted for the package. The employee retirement expense includes a pension charge of $264,000 and vacation time of $283,000.

(13)    RELOCATION AND BRANCH CLOSING COSTS

During the third quarter of 2001, the Bank recorded $872,000 of relocation and branch closing costs. In conjunction with the acquisition of First Federal, the Bank closed five of its existing branch offices which were located near First Federal branch locations. The Bank expensed $431,000 in future lease payments, $172,000 in furniture and equipment and $164,000 in leasehold improvements relating to these branch location closings. In addition, the Bank relocated certain back office operational departments from a building that was leased to a building that the Bank owns. The Bank expensed $105,000 in the third quarter of 2001 related to leasehold improvements which will no longer be used.

(14)    BENEFIT PLANS

The Bank has a non-contributory defined benefit pension plan (“the Pension Plan”) covering substantially all employees. The benefits are based on years of service and average compensation, as defined in the Pension Plan.

The following table sets forth the change in benefit obligation, change in plan assets and the funded status of the Bank’s pension plan for the years ended December 31, 2002 and 2001. The table includes the effect from the First Federal acquisition. The table also provides a reconciliation of the Pension Plan’s funded status and the amounts recognized in the Bank’s consolidated statements of condition (in thousands):

	For the Years Ended December 31,
	2002	2001
Change in benefit obligation:
Benefit obligation, beginning of year	$37,285	$18,800
Service cost	1,807	1,348
Interest cost	2,582	1,438
Actuarial loss	4,990	2,925
Plan amendments	—	168
Early retirement expenses (see Note 12)	—	264
First Federal benefit obligation at acquisition date	—	12,956
Benefits paid	(1,695)	(614)

Benefit obligation, end of year	$44,969	$37,285

F-CBI-32

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

	For the Years Ended December 31,
	2002	2001
Change in plan assets:
Fair value of plan assets, beginning of year	$30,367	$22,019
Actual return on plan assets	(2,707)	(3,485)
First Federal plan assets	—	12,447
Benefits paid	(1,695)	(614)

Fair value of plan assets, end of year	$25,965	$30,367

	December 31,
	2002	2001
Funded status	$(19,005)	$(6,918)
Employer contributions after measurement date	1,412	—
Minimum pension liability	(2,592)	—
Unrecognized transition asset	(40)	(117)
Unrecognized prior service cost	240	259
Unrecognized net actuarial loss	10,503	142

Accrued benefit cost	$(9,482)	$(6,634)

The components of net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	For the Years Ended December 31,
	2002	2001	2000
Service cost	$1,807	$1,348	$1,363
Interest cost	2,582	1,438	1,321
Expected return on plan assets	2,707	(1,621)	(1,454)
Recognized net gain	—	(223)	(87)
Amortization and deferral	(5,429)	(69)	(69)
Additional amount due to settlement or curtailment	—	773	—

Net periodic pension cost	$1,667	$1,646	$1,074

Significant actuarial assumptions used in determining the actuarial present value of the projected benefit obligation and the net periodic pension cost were as follows:

	For the Years Ended December 31,
	2002	2001	2000
Discount rate	6.50%	7.00%	7.75%
Rate of increase in compensation levels	4.50%	4.50%	4.50%
Long-term rate of return on assets	8.50%	8.50%	8.50%

F-CBI-33

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

The Bank has entered into supplemental retirement agreements with certain officers and outside directors. The following table sets forth the change in benefit obligation and the funded status of the obligations for the years ended December 31, 2002 and 2001. The table also provides a reconciliation of the obligation’s funded status and the amounts recognized in the Bank’s consolidated statements of condition (in thousands):

	December 31,
	2002	2001
Change in benefit obligation:
Benefit obligation, beginning of year	$4,480	$3,165
Service cost	370	230
Interest cost	414	270
Actuarial loss	2,935	466
Plan amendments	(1,406)	349

Benefit obligation, end of year	6,793	4,480

Fair value of plan assets, end of year	—	—

Funded status	(6,793)	(4,480)
Unrecognized prior service cost	(920)	1,902
Unrecognized net actuarial loss	4,730	601
Minimum pension liability	(1,380)	(845)
Other	—	(8)

Accrued benefit cost	$(4,363)	$(2,830)

The components of net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	For the Years Ended December 31,
	2002	2001	2000
Service cost	$370	$230	$203
Interest cost	414	270	206
Actual return on plan assets	55	—	—
Amortization and deferral	222	399	285

Net periodic pension cost	$1,061	$899	$694

Significant actuarial assumptions used in determining the actuarial present value of the projected benefit obligation and the net periodic pension cost were as follows:

	December 31,
	2002	2001	2000
Discount rate	6.50%	7.00%	7.75%
Rate of increase in compensation levels	4.00 and 4.50%	4.00 and 4.50%	4.00 and 4.50%

F-CBI-34

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

In addition to providing pension benefits, the Bank provides certain health care benefits for retired employees (“the Health Care Plan”). Only employees retiring before January 1, 1989 are eligible for these benefits, provided they attain age 55 while working for the Bank. In addition, all employees who have attained age 55 and have ten years of vested service are covered under the Health Care Plan until age 65. Effective January 1, 1993, the Bank began to accrue for the estimated costs of these benefits through charges to expense during the years that the employees earn these benefits. The following table reconciles the Health Care Plan’s funded status to the accrued obligation as of December 31, 2002 and 2001 (in thousands):

	December 31,
	2002	2001
Accumulated postretirement benefit obligation:
Retirees	$3,236	$3,038
Other fully eligible participants	243	181
Other active participants	928	833

	4,407	4,052
Unrecognized actuarial (loss) gain	(115)	123
Unrecognized prior service cost	(508)	(562)

Accrued benefit cost	$3,784	$3,613

For the years ended December 31, 2002, 2001 and 2000, net postretirement health care cost included the following components (in thousands):

	For the Years Ended December 31,
	2002	2001	2000
Service cost	$132	$78	$69
Interest cost	274	86	71
Amortization and deferral	55	(5)	(16)

Net postretirement benefit cost	$461	$159	$124

Significant actuarial assumptions used in determining the actuarial present value of the projected benefit obligation and the net postretirement health care cost are as follows:

	For the Years Ended December 31,
	2002	2001	2000
Discount rate	6.50%	7.00%	7.75%

The health care cost trend rate used to measure the accumulated postretirement benefit obligation is 7.00% as of December 31, 2002. Increasing the health care cost trend rate by 1% would increase the accumulated postretirement benefit obligation by approximately $383,000 and the net postretirement benefit cost by approximately $46,000 (pretax), annually as of December 31, 2002

In connection with the Plan of Conversion, the Bank established an ESOP which acquired 8%, or 898,560, of the shares which were issued in the conversion at a price of $10.36 per share. The purchase of the shares by the ESOP was funded by a loan of $9.31 million from the Company. The loan is to be repaid in fifteen equal annual installments of principal and interest of $1.12 million. Interest on the loan is fixed at 8.75%. ESOP expense for the years ended December 31, 2002 and 2001 was $1.87 million and $1.37 million, respectively. ESOP expense is based on the market value of the Company’s common stock at the time shares are allocated to employees, which may differ from the $10.36 cost of those shares.

F-CBI-35

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

(15)    INCOME TAXES

The provision for income taxes for the six months ended June 30, 2003 and 2002 is based on the estimated effective tax rate for the years than ended. For the years ended December 31, 2002, 2001 and 2000, the provision for (benefit from) income taxes consisted of the following (in thousands):

	For the Years Ended December 31,
	2002	2001	2000
Current federal tax provision	$12,412	$9,665	$7,179
Deferred federal tax provision (benefit)	214	(3,290)	(3,520)

Total provision for income taxes	$12,626	$6,375	$3,659

As of December 31, 2002 and 2001, the components of the net deferred income tax asset included in current and deferred income taxes in the accompanying consolidated statements of condition were (in thousands):

	December 31,
	2002	2001
Deferred tax assets:
Allowance for loan losses	$5,600	$5,330
Charitable contributions	—	1,099
Benefits	6,983	5,338
Branch premiums	375	324
Payments and interest on nonaccrual loans	324	62
Investment securities impairment	1,613	1,076
Capital loss	231	879
Compensation	312	793
Other	792	557

	16,230	15,458

Deferred tax liabilities:
Unrealized gain on available for sale securities	(9,223)	(7,340)
Core deposit intangible and noncompete agreement	(2,523)	(2,408)
Premium/discount on First Federal	(2,451)	(2,688)
Accretion	(1,050)	(187)
Premises and equipment	(474)	(267)
Mortgage servicing rights	(505)	(672)
Other	(104)	(994)

	(16,330)	(14,556)

Net deferred tax (liability) asset	$(100)	$902

Effective for taxable years commencing after December 31, 1998, financial service companies are permitted to establish in the State of Connecticut a passive investment company (“PIC”) to hold and manage loans secured by real property. In 1999, SBM established a PIC, as a wholly-owned subsidiary, and transferred a portion of its real estate mortgage portfolio from SBM to the PIC. Income earned by the PIC is exempt from Connecticut corporation business tax and dividends received by the financial service company from the PIC were not taxable through June 30, 2003.

F-CBI-36

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

For the years ended December 31, 2002, 2001 and 2000, the provision for income taxes differed from the amount computed by applying the statutory federal income tax rate (35%) to income before provision for income taxes for the following reasons (in thousands):

	For the Years Ended December 31,
	2002	2001	2000
Tax provision at statutory rate	$13,501	$6,699	$3,865
Increase (decrease) in tax resulting from:
Cash surrender value of life insurance	(842)	(361)	—
Tax exempt income	(373)	(90)	(60)
ESOP	436	262	82
Dividends received deduction	(147)	(196)	(249)
Other, net	51	61	21

	$12,626	$6,375	$3,659

As of December 31, 2002, the Bank’s allowance for loan losses for federal income tax return purposes was approximately $19.01 million. If any portion of this allowance is used for purposes other than to absorb loan losses and write-downs of other real estate owned, such amounts will become subject to income tax at the then current tax rate. Management does not anticipate that capital will be used in such a way so as to require the payment of taxes on taxable income resulting from the recapture of the tax allowance. As a result, in accordance with SFAS No. 109, no provision for such tax has been recorded in the accompanying consolidated financial statements.

(16)    STOCK-BASED COMPENSATION

The Company established the Connecticut Bancshares, Inc. 2000 Stock-Based Incentive Plan and the 2002 Equity Compensation Plan (jointly, the “Stock Incentive Plans”) to attract and retain qualified personnel in key positions and to provide employees with an interest in the Company as an incentive to contribute to its success. The Stock Incentive Plans authorize the granting of options to purchase common stock of the Company and awards of restricted shares of common stock. All employees and non-employee directors of the Company are eligible to receive awards under the Stock Incentive Plans. The Stock Incentive Plans are administered by a committee (the “Committee”). Subject to certain regulatory conditions, the Committee has the authority to determine the amount of options granted to any individual and the dates on which each option will become exercisable. The exercise price of all options is determined by the Committee but is at least 100% of the fair market value of the underlying common stock at the time of the grant. In addition, subject to certain regulatory conditions, the Committee has the authority to determine the amounts of restricted stock awards granted to any individual and the dates on which restricted stock awards granted will vest or any other conditions which must be satisfied before vesting.

F-CBI-37

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

A summary of the status of the Company’s Stock Incentive Plans as it relates to stock options as of June 30, 2003 and December 31, 2002, 2001 and 2000 and changes during the periods ended on those dates is presented below:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 1999	—	$—
Granted	1,017,776	17.63

Options outstanding at December 31, 2000	1,017,776	17.63
Granted	35,580	18.51
Forfeited	(7,800)	17.63
Exercised	(3,608)	17.63

Options outstanding at December 31, 2001	1,041,948	17.66
Granted	729,000	37.20
Forfeited	(1,800)	17.63
Exercised	(35,360)	17.63

Options outstanding at December 31, 2002	1,733,788	25.87
Exercised	(42,616)	18.48

Options outstanding at June 30, 2003	1,691,172	26.06

At June 30, 2003 and December 31, 2002 and 2001, options were exercisable on 327,542, 365,658 and 201,274 shares of stock with a weighted average exercise price of $17.67, $17.64 and $17.63, respectively.

The following table summarizes by plan the options available for grant at both June 30, 2003 and December 31, 2002:

	2000 Stock-Based Incentive Plan	2002 Equity Compensation Plan
Options available for grant	1,123,200	675,000
Options granted	(1,123,200)	(621,476)

Options remaining for grant	—	53,524

The following table summarizes information related to outstanding options as of June 30, 2003 and December 31, 2002:

June 30, 2003

Exercise Price	Number Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price
$17.63	959,172	7.48	$17.63
$21.80	6,000	8.23	21.80
$27.74	19,500	8.64	27.74
$37.50	706,500	9.30	37.50

Total	1,691,172	8.26	26.06

December 31, 2002

Exercise Price	Number Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price
$17.63	997,288	7.98	$17.63
$21.80	7,500	8.73	21.80
$27.74	22,500	9.14	27.74
$37.50	706,500	9.80	37.50

Total	1,733,788	8.74	25.87

F-CBI-38

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

(17)    SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly consolidated financial information for the Company for 2003, 2002 and 2001 (in thousands).

	For the Years Ended December 31,
	2003		2002				2001
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$32,667	$33,620	$35,004	$35,108	$35,420	$35,033	$35,765	$29,535	$25,014	$25,073
Interest expense	12,146	12,754	13,888	14,750	15,159	16,110	16,922	13,215	10,831	10,964

Net interest income	20,521	20,866	21,116	20,358	20,261	18,923	18,843	16,320	14,183	14,109
Provision for loan losses	300	375	375	375	375	375	375	875	375	375

Net interest income after provision for loan losses	20,221	20,491	20,741	19,983	19,886	18,548	18,468	15,445	13,808	13,734
Noninterest income(1)	5,749	5,009	5,052	4,755	4,498	4,720	3,991	(879)	2,993	2,892
Noninterest expense	14,809	14,542	14,563	14,679	15,338	15,028	15,076	14,524	10,672	11,041

Income before provision for income taxes	11,161	10,958	11,230	10,059	9,046	8,240	7,383	42	6,129	5,585
Provision for income taxes	(3,683)	(3,616)	(3,706)	(3,320)	(2,931)	(2,670)	(2,392)	—	(2,084)	(1,899)

Net income	$7,478	$7,342	$7,524	$6,739	$6,115	$5,570	$4,991	$42	$4,045	$3,686

(1)	Third quarter 2001 includes net losses on securities of $230,000 and an other than temporary impairment of securities charge of $3.92 million.

(18)    COMMITMENTS AND CONTINGENCIES

Cash and Due from Banks Withdrawal and Usage Reserve Requirements

The Bank is required to maintain reserves against its transaction accounts and non-personal time deposits. As of June 30, 2003 and December 31, 2002 and 2001, cash and due from banks withdrawal/usage reserve requirements of approximately $6.88 million, $7.47 million and $6.43 million, respectively, existed as a result of Federal Reserve requirements to maintain certain average balances.

Lease Commitments

The Bank leases certain of its premises and equipment under lease agreements which expire at various dates through July 2023. The Bank has the option to renew certain of the leases at fair rental values. Rental expense was approximately $682,000 and $716,000 for the six months ended June 30, 2003 and 2002, respectively. Rental expense was approximately $1.37 million, $1.26 million and $1.13 million for the years ended December 31, 2002, 2001 and 2000, respectively.

F-CBI-39

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

As of the dates indicated, minimum rental commitments under noncancellable operating leases were (in thousands):

Year	As of June 30, 2003	As of December 31, 2002
2003	$553	$1,144
2004	1,035	1,035
2005	818	818
2006	526	526
2007	377	377
Thereafter	1,617	1,617

Total	$4,926	$5,517

Loan commitments and letters of credit

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of approximately $273.03 million, $270.53 million and $235.52 million as of June 30, 2003 and December 31, 2002 and 2001, respectively, and standby letters of credit of approximately $7.37 million, $4.78 million and $6.75 million as of June 30, 2003 and December 31, 2002 and 2001, respectively.

These consolidated financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for existing loans. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, lending limits, monitoring procedures and the receipt of collateral when deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bank management evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include income producing commercial properties, accounts receivable, inventory and property, plant and equipment.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in existing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

(19)    LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

F-CBI-40

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

(20)    PARENT COMPANY FINANCIAL INFORMATION

Summarized information relative to the statements of condition as of June 30, 2003 and December 31, 2002 and 2001 and statements of operations and cash flows for the six months ended June 30, 2003 and 2002 and for the years ended December 31, 2002, 2001 and 2000 of Connecticut Bancshares, Inc. (parent company only) are presented as follows (in thousands):

Statements of Condition	June 30, 2003	December 31,
		2002	2001
Assets:
Cash and cash equivalents	$4,370	$7,360	$11,226
Investment in SBM	233,164	232,339	202,735
Securities available for sale	5,328	7,609	20,368
Current and deferred income taxes	6,420	4,303	2,333
Accrued interest receivable	—	7	185
Other assets	346	21	—

Total assets	$249,628	$251,639	$236,847

Liabilities and stockholders’ equity:
Other liabilities	$133	$79	$1,473

Total liabilities	133	79	1,473

Stockholders’ equity	249,495	251,560	235,374

Total liabilities and stockholders’ equity	$249,628	$251,639	$236,847

	For the Six Months Ended June 30,		For the Years Ended December 31,
Statements of Operations	2003	2002	2002	2001	2000
Interest and dividend income:
Interest and dividend income on investment securities	$279	$753	$1,289	$2,246	$1,744

Noninterest income:
Gains on sales of securities, net	107	192	726	520	19
Other than temporary impairment of securities (Note 7)	(201)	—	—	(160)	—

Total noninterest income	(94)	192	726	360	19

Noninterest expense:
Salaries and employee benefits	2,609	1,649	3,736	3,511	856
Fees and services	797	374	759	992	636
Securities contributed to SBM Charitable Foundation, Inc.	—	—	—	—	8,316
Other operating expenses	87	94	156	179	77

Total noninterest expense	3,493	2,117	4,651	4,682	9,885

Loss before provision for (benefit from) income taxes and equity in undistributed earnings of SBM	(3,308)	(1,172)	(2,636)	(2,076)	(8,122)
Provision for (benefit from) income taxes	(1,092)	(380)	(1,285)	82	(2,692)

Loss before equity in undistributed earnings of SBM	(2,216)	(792)	(1,351)	(2,158)	(5,430)
Equity in undistributed earnings of SBM	17,036	12,478	27,300	14,922	12,813

Net income	$14,820	$11,686	$25,949	$12,764	$7,383

F-CBI-41

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000
Statements of Cash Flows
Cash flows from operating activities:
Net income	$14,820	$11,686	$25,949	$12,764	$7,383
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Securities contributed to SBM Charitable Foundation, Inc.	—	—	—	—	8,316
Accretion on bonds, net	(43)	(88)	(153)	(253)	(456)
Gains on sales of securities, net	(107)	(192)	(726)	(520)	(19)
Other than temporary impairment of securities	201	—	—	160	—
Deferred income tax provision (benefit)	(1,092)	1,228	693	(97)	(7,393)
Granting of restricted stock to former Chairman of the Board	—	—	—	276	—
Granting of stock options to former Chairman of the Board	—	—	—	266	—
Accelerated vesting of restricted stock	—	—	—	214	—
Accelerated vesting of stock options	—	—	7	124	—
Change in ESOP unearned compensation	1,234	882	1,963	1,368	855
Change in restricted stock unearned compensation	1,432	799	1,843	1,630	—
Changes in operating assets and liabilities—
Accrued interest receivable	7	46	178	204	(325)
Other assets	(325)	(146)	90	—	—
Other liabilities	54	(12)	65	(1,680)	1,628
Change in equity of SBM due to minimum pension liability	—	—	(1,734)	—	—
Equity in undistributed earnings of SBM	(17,036)	(12,478)	(27,300)	(14,922)	(12,813)

Net cash (used in) provided by operating activities	(855)	1,725	875	(466)	(2,824)

Cash flows from investing activities:
Proceeds from maturities of available for sale securities	—	—	—	5,900	5,000
Proceeds from sales of available for sale securities	8,602	3,875	13,109	12,482	983
Purchases of available for sale securities	(7,692)	(1,315)	(2,011)	(1,858)	(40,950)
Proceeds from principal payments of available for sale securities	1,103	(682)	1,707	409	57
Investment in SBM	—	—	—	—	(45,257)

Net cash provided by (used in) investing activities	2,013	1,878	12,805	16,933	(80,167)

Cash flows from financing activities:
Net proceeds from issuance of common stock	—	—	—	—	90,513
Funding of trustee purchases of restricted stock	—	—	(6,702)	(9,620)	—
Dividend from SBM	15,000	—	—	—	—
Purchase of treasury stock	(16,222)	(232)	(5,522)	—	—
Proceeds from exercise of stock options	789	425	623	64	—
Dividends paid	(3,715)	(2,822)	(5,945)	(3,257)	—

Net cash (used in) provided by financing activities	(4,148)	(2,629)	(17,546)	(12,813)	90,513

Net (decrease) increase in cash and cash equivalents	(2,990)	974	(3,866)	3,654	7,522

Cash and cash equivalents, beginning of period	7,360	11,226	11,226	7,572	50

Cash and cash equivalents, end of period	$4,370	$12,200	$7,360	$11,226	$7,572

(21)    CASH SURRENDER VALUE OF LIFE INSURANCE

In 2001, the Bank purchased $20.00 million of Bank Owned Life Insurance (“BOLI”). The Bank purchased these policies for the purpose of protecting itself against the cost/loss due to the death of key employees and to offset the Bank’s future obligations to its employees under various retirement and benefit plans. On August 31, 2001, the Bank acquired $20.36 million of BOLI as a result of the acquisition of First Federal. The total value of BOLI at June 30, 2003 and December 31, 2002 and

F-CBI-42

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

December 31, 2001 was $44.99 million, $43.80 million and $41.40 million, respectively. The Bank recorded income from BOLI of $1.19 million in each of the six months ended June 30, 2003 and 2002. The Bank recorded income from BOLI of $2.41 million and $1.03 million for the years ended December 31, 2002 and 2001, respectively.

(22)    DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The Bank is required to disclose the estimated fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated statements of condition, for which it is practicable to estimate fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents, cash surrender value of life insurance, Federal Home Loan Bank stock and accrued interest receivable

The carrying amount is a reasonable estimate of fair value.

Securities available for sale

For marketable equity securities and other securities held for investment purposes, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans held for sale

The fair value of residential mortgage loans held for sale is estimated using quoted market prices provided by government agencies.

Loans

The fair value of the net loan portfolio is estimated by discounting the loans’ future cash flows using the prevailing interest rates as of year-end at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The book and fair values of unrecognized commitments to extend credit and standby letters of credit were not significant as of December 31, 2002 and 2001.

Deposits and short-term borrowed funds

The fair value of savings, NOW, demand and money market deposits, as well as short-term borrowed funds and mortgagors’ escrow accounts, is the amount payable on demand as of year-end. The fair value of certificates of deposit is estimated by discounting the future cash flows using the rates offered for deposits of similar remaining maturities as of year-end.

Advances from Federal Home Loan Bank

The fair value of advances is estimated by discounting the future cash flows using the rates offered for advances of similar remaining maturities as of year-end.

Values not determined

The above excludes certain financial, as well as non-financial, instruments from its disclosure requirements, including premises and equipment, the intangible value of the Bank’s portfolio of loans serviced (both for itself and for others) and related servicing network, and the intangible value inherent in the Bank’s deposit relationships (i.e., core deposits), among other assets and liabilities. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

F-CBI-43

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

As of December 31, 2002 and 2001, the estimated fair values and recorded book balances of the Bank’s financial instruments were (in thousands):

	December 31,
	2002		2001
	Recorded Book Balance	Fair Value	Recorded Book Balance	Fair Value
Assets:
Cash and cash equivalents	$25,264	$25,264	$122,624	$122,624
Securities available for sale	841,622	841,622	758,534	758,534
Loan held for sale	—	—	746	746
Loans, net	1,540,567	1,578,333	1,421,143	1,443,879
Federal Home Loan Bank Stock	30,783	30,783	30,783	30,783
Cash surrender value of life insurance	43,803	43,803	41,396	41,396
Accrued interest receivable	12,613	12,613	12,933	12,933

Liabilities:
Deposits—
Savings	$383,085	$383,085	$357,512	$357,512
Money market	209,301	209,301	171,207	171,207
Certificates of deposit	643,201	656,972	736,951	730,458
NOW	230,293	230,293	214,825	214,825
Demand	130,099	130,099	110,443	110,443
Short-term borrowed funds	121,052	121,052	117,180	117,180
Mortgagors’ escrow accounts	15,097	15,097	10,580	10,580
Advances from Federal Home Loan Bank	533,890	562,596	465,355	467,369

(23)    AGREEMENT AND PLAN OF MERGER

On July 15, 2003, the Company signed a definitive agreement to merge with New Haven Savings Bank (“NHSB”), pursuant to which NHSB will acquire all of the outstanding shares of the Company. Separately, NHSB announced its intention to convert from a mutual savings bank to a stock savings bank and simultaneously merge with the Company and Alliance Bancorp of New England, Inc., holding company for Tolland Bank.

Under the terms of the merger agreement, the Company’s stockholders will be entitled to receive $52.00 in cash in exchange for each share of the Company’s common stock held. If the transaction closes after March 31, 2004, the merger price is subject to increase based on the Company earnings, net of dividends paid for each full month thereafter.

The transactions are expected to be completed in the first quarter of 2004. NHSB has adopted a plan for conversion to convert to a public company simultaneously with the acquisitions. As part of the conversion, NHSB will form a new holding company and conduct a subscription offering of its common stock to eligible depositors and others under applicable law. Remaining shares are expected to be offered for sale to the community and the general public. The conversion is subject to approval from the FDIC, the Connecticut Banking Commissioner and NHSB’s Corporators. The acquisition is contingent on the approvals of stockholders of the Company, the FDIC, the Federal Reserve Board, and the Connecticut Banking Commissioner.

In connection with the definitive agreement, the Company has agreed to take action to accelerate to December 31, 2003 the vesting of all unvested restricted stock awards that have been granted to certain officers. The vesting acceleration will occur upon action by the Board of Directors and the Company will record a charge based on the fair value of the common stock upon such action. The Company expects this charge to occur in the fourth quarter of 2003.

(24)    SUBSEQUENT EVENT (UNAUDITED)

In August and September 2003, the Connecticut Bancshares sold substantially all of its common stock portfolio resulting in a net realized gain of approximately $3.9 million.

F-CBI-44

INDEX TO ALLIANCE BANCORP OF NEW ENGLAND, INC.

CONSOLIDATED FINANCIAL STATEMENTS

ALLIANCE BANCORP OF NEW ENGLAND, INC.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000

Page(s)

Independent Auditors’ Report	F-ANE-2

Consolidated Balance Sheets
As of June 30, 2003 (unaudited) and December 31, 2002 and 2001	F-ANE-3

Consolidated Income Statements
For the Six Months Ended June 30, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-ANE-4

Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended June 30, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-ANE-5 and F-ANE-6

Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-ANE-7

Notes to Consolidated Financial Statements	F-ANE-8 to F-ANE-31

All schedules are omitted as the required information is not applicable or is included in the Consolidated Financial Statements or related Notes.

F-ANE-1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of

Alliance Bancorp of New England, Inc.:

We have audited the accompanying consolidated balance sheets of Alliance Bancorp of New England, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, statements of changes in shareholders’ equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bancorp of New England, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Hartford, Connecticut
January 28, 2003 (except as to Note 16, which is as of July 16, 2003)

F-ANE-2

ALLIANCE BANCORP OF NEW ENGLAND, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2003	December 31, 2002	December 31, 2001
	(Unaudited)
	(In thousands, except share data)
Assets
Cash and due from banks	$17,712	$13,941	$12,723
Short-term investments	21,776	4,520	2,591

Total cash and cash equivalents	39,488	18,461	15,314
Securities available for sale (at fair value)	93,467	87,812	85,973
Securities held to maturity (fair value of $5,984 in 2002 and $11,987 in 2001)	—	5,372	12,397
Loans held for sale	4,725	11,942	3,057
Residential mortgage loans	87,141	78,717	59,980
Commercial mortgage loans	93,873	94,692	87,485
Other commercial loans	39,763	39,550	37,658
Consumer loans	37,703	39,547	39,849
Government guaranteed loans	20,880	25,756	29,595

Total loans	279,360	278,262	254,567
Less: Allowance for loan losses	(4,100)	(4,050)	(3,700)

Net loans	275,260	274,212	250,867
Premises and equipment, net	5,700	5,104	5,458
Accrued interest income receivable	2,178	2,417	2,812
Cash surrender value of life insurance	6,358	6,207	4,391
Other assets	2,005	2,987	4,296

Total assets	$429,181	$414,514	$384,565

Liabilities and Shareholders’ Equity
Demand deposits	$37,841	$35,600	$33,647
NOW deposits	42,617	39,091	36,400
Money market deposits	44,018	43,964	41,223
Savings deposits	81,161	77,605	60,182
Time deposits	130,294	134,572	131,906

Total deposits	335,931	330,832	303,358
Borrowings	58,276	54,510	57,069
Other liabilities	4,600	3,622	2,049

Total liabilities	398,807	388,964	362,476
Preferred stock, $0.01 par value; 100,000 shares authorized, none issued	—	—	—
Common stock, $0.01 par value; authorized 4,000,000 shares; issued 2,879,103 in 2003, 2,868,105 in 2002 and 2,774,479 in 2001; outstanding 2,678,504 in 2003, 2,667,506 in 2002 and 2,573,880 in 2001	29	29	25
Additional paid-in capital	12,863	12,791	11,577
Retained earnings	20,624	19,183	16,473
Accumulated other comprehensive loss, net	(33)	(3,344)	(2,877)
Treasury stock (200,599 shares)	(3,109)	(3,109)	(3,109)

Total shareholders’ equity	30,374	25,550	22,089

Total liabilities and shareholders’ equity	$429,181	$414,514	$384,565

See accompanying notes to consolidated financial statements

F-ANE-3

ALLIANCE BANCORP OF NEW ENGLAND, INC.

CONSOLIDATED INCOME STATEMENTS

	Six months ended June 30,		Years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
	(In thousands, except share data)
Interest and Dividend Income
Loans	$8,809	$8,964	$18,007	$18,931	$17,394
Debt securities	1,602	2,592	4,859	5,207	5,025
Dividends on equity securities	388	391	839	957	1,071
Short-term investments	340	132	302	371	1,161

Total interest and dividend income	11,139	12,079	24,007	25,466	24,651

Interest Expense
Deposits	3,223	4,296	8,335	10,308	10,071
Borrowings	1,663	1,520	3,124	2,947	2,688

Total interest expense	4,886	5,816	11,459	13,255	12,759

Net Interest Income	6,253	6,263	12,548	12,211	11,892

Provision for Loan Losses	51	237	348	325	335

Net interest income after provision for loan losses	6,202	6,026	12,200	11,886	11,557

Non-Interest Income
Service charges and other income	1,986	1,046	2,603	1,685	1,482
Net (losses) gains on securities	(66)	303	158	(476)	36
Net gains on assets	—	—	93	9	—

Total non-interest income	1,920	1,349	2,854	1,218	1,518

Non-Interest Expense
Compensation and benefits	3,236	2,752	5,669	4,695	4,638
Occupancy	390	336	690	717	699
Data processing services and equipment	586	620	1,228	1,294	1,216
Office and insurance	316	291	567	545	574
Purchased services	593	533	1,233	979	775
Other	346	387	766	702	719

Total non-interest expense	5,467	4,919	10,153	8,932	8,621

Income before income taxes	2,655	2,456	4,901	4,172	4,454
Income tax expense	813	741	1,443	1,197	1,234

Net Income	$1,842	$1,715	$3,458	$2,975	$3,220

Share Data
Basic earnings per share	$0.68	$0.67	$1.33	$1.16	$1.26

Diluted earnings per share	$0.65	$0.63	$1.26	$1.12	$1.24

Average basic shares outstanding	2,695,037	2,577,381	2,600,855	2,566,886	2,555,102
Average additional dilutive shares	141,143	124,907	140,473	79,948	41,745

Average diluted shares	2,836,180	2,702,288	2,741,328	2,646,834	2,596,847

See accompanying notes to consolidated financial statements

F-ANE-4

ALLIANCE BANCORP OF NEW ENGLAND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common stock	Additional paid-In capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total
	(In thousands, except share data)

Balance, December 31, 1999	$25	$11,429	$11,618	$(5,616)	$(3,109)	$14,347

Comprehensive income
Net income			3,220			3,220
Unrealized gains on securities, net of reclassification adjustment				1,101		1,101

Comprehensive income						4,321
Dividends declared ($0.250 per share)			(640)			(640)
Exercise of stock options		87				87

Balance, December 31, 2000	$25	$11,516	$14,198	$(4,515)	$(3,109)	$18,115

Comprehensive income
Net income			2,975			2,975
Unrealized gains on securities, net of reclassification adjustment				1,638		1,638

Comprehensive income						4,613
Dividends declared ($0.273 per share)			(700)			(700)
Exercise of stock options		61				61

Balance, December 31, 2001	$25	$11,577	$16,473	$(2,877)	$(3,109)	$22,089

Comprehensive income
Net income			3,458			3,458
Unrealized losses on securities, net of reclassification adjustment				(467)		(467)

Comprehensive income						2,991
Dividends declared ($ 0.286 per share)			(738)			(738)
Stock split effected in the form of a stock dividend	3		(10)			(7)
Directors’ deferred stock compensation		158				158
Exercise of stock options	1	662				663
Tax benefit from exercise of stock options		394				394

Balance, December 31, 2002	$29	$12,791	$19,183	$(3,344)	$(3,109)	$25,550

(Continued on next page)

See accompanying notes to consolidated financial statements

F-ANE-5

ALLIANCE BANCORP OF NEW ENGLAND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Continued from previous page)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total
	(In thousands, except share data) (Unaudited)

Balance, December 31, 2001	$25	$11,577	$16,473	$(2,877)	$(3,109)	$22,089

Comprehensive income
Net income			1,715			1,715
Unrealized losses on securities, net of reclassification adjustment				(380)		(380)

Comprehensive income						1,335
Dividends declared ($ 0.136 per share)			(349)			(349)
Stock split effected in the form of a stock dividend	3		(10)			(7)
Exercise of stock options		109				109

Balance, June 30, 2002	$28	$11,686	$17,829	$(3,257)	$(3,109)	$23,177

Balance, December 31, 2002	$29	$12,791	$19,183	$(3,344)	$(3,109)	$25,550
Comprehensive income
Net income			1,842			1,842
Unrealized gains on securities, net of reclassification adjustment				3,311		3,311

Comprehensive income						5,153
Dividends declared ($ 0.15 per share)			(401)			(401)
Directors’ deferred stock compensation		21				21
Exercise of stock options		38				38
Tax benefit from exercise of stock options		13				13

Balance, June 30, 2003	$29	$12,863	$20,624	$(33)	$(3,109)	$30,374

Disclosure of reclassification adjustment

	Six months ended June 30,		Years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
	(In thousands)
Unrealized holding gains (losses) arising during the period, net of income tax effect of $(1,683), $98, $187, $(669) and $(605), respectively	$3,267	$(182)	$(363)	$1,299	$1,124
Less reclassification adjustment for losses (gains) included in net income, net of income tax effect of $(22), $102, $54, $(137) and $13, respectively	44	(198)	(104)	339	(23)

Net unrealized gains (losses) on securities	$3,311	$(380)	$(467)	$1,638	$1,101

See accompanying notes to consolidated financial statements

F-ANE-6

ALLIANCE BANCORP OF NEW ENGLAND, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)		(In thousands)
Operating Activities:
Net income	$1,842	$1,715	$3,458	$2,975	$3,220
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for loan losses	51	237	348	325	335
Depreciation and amortization	51	147	732	508	530
Net loss (gain) on securities and other assets	66	(303)	(251)	467	(36)
Loans originated for sale	(52,191)	(7,874)	(33,333)	(13,406)	(7,636)
Proceeds from loans sold	59,408	9,529	24,448	11,349	7,416
Increase (decrease) in other liabilities	978	1,778	1,178	(798)	1,223
Increase (decrease) in accrued interest income receivable	239	88	395	377	(579)
Tax benefit from exercise of stock options	—	—	394	—	—
Decrease (increase) in other assets	1,173	197	(441)	1,156	(1,676)

Net cash provided (used) by operating activities	11,617	5,514	(3,072)	2,953	2,797
Investing Activities:
Securities available for sale:
Proceeds from repayments and maturities	9,343	6,015	11,636	587	7,126
Proceeds from sales	7,316	11,462	35,735	9,755	6,143
Proceeds from calls	8,430	1,000	9,000	1,000	1,387
Purchases	(22,535)	(16,349)	(55,478)	(37,445)	(12,219)
Securities held to maturity:
Proceeds from amortization and maturities	286	1,641	3,126	4,013	3,948
Proceeds from calls	—	1,000	1,000	2,005	—
Net increase in total loans	(1,126)	(3,590)	(23,693)	(27,498)	(36,859)
Proceeds from sales of foreclosed assets	—	—	—	230	261
Purchases of premises and equipment	(806)	(45)	(151)	(240)	(705)
Proceeds from sales of premises and equipment	—	—	211	195	—
Purchases of life insurance	—	—	—	(3,000)	—

Net cash provided (used) by investing activities	908	1,134	(18,614)	(50,398)	(30,918)
Financing Activities:
Net increase in interest-bearing deposits	2,858	27,040	25,521	19,488	24,539
Net increase in demand deposits	2,241	180	1,953	3,354	4,586
Proceeds from FHLBB advances	87,750	11,568	27,163	20,709	6,000
Principal repayments of FHLBB advances	(83,984)	(18,037)	(27,622)	(11,240)	(3,500)
Net (decrease) increase in other borrowings	—	(2,100)	(2,100)	900	4,624
Exercise of stock options	38	109	663	61	87
Cash dividends paid	(401)	(349)	(745)	(700)	(640)

Net cash provided by financing activities	8,502	18,411	24,833	32,572	35,696

Net Change in Cash and Cash Equivalents	21,027	25,059	3,147	(14,873)	7,575
Cash and cash equivalents at beginning of the period	18,461	15,314	15,314	30,187	22,612

Cash and cash equivalents at end of the period	$39,488	$40,373	$18,461	$15,314	$30,187

Supplemental Information on Cash Payments
Interest	$4,879	$5,825	$11,455	$13,295	$12,611
Income taxes	1,090	1,200	1,650	1,550	1,372

Supplemental Information on Non-cash Transactions
Net loans transferred to foreclosed assets	$—	$—	$—	$206	$172
Securities transferred to held to maturity	—	—	—	7,045	—
Securities transferred to available for sale	5,087	1,057	3,166	11,882	1,030

See accompanying notes to consolidated financial statements

F-ANE-7

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

1.    Summary of Significant Accounting Policies

Principles of Business and Consolidation.    Alliance Bancorp of New England, Inc. (“Alliance” or the “Company”) is a one bank holding company, chartered in Delaware. Alliance owns 100% of the stock of Tolland Bank (the “Bank”), a Connecticut chartered savings bank. Alliance also wholly owns Alliance Capital Trust I (“Trust I”) and Alliance Capital Trust II (“Trust II”). These Trusts have issued trust preferred securities which are included in borrowings in the consolidated balance sheets.

Tolland Bank provides consumer and commercial banking services from its nine offices located in and around Tolland County, Connecticut. The Bank also provides non-deposit financial products in association with third parties. The Bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank wholly owns a passive investment company, Tolland Investment Corporation (“TIC”), chartered in Connecticut to own and service real estate secured loans, which succeeded a previous passive investment company which was merged into the Bank in 2001. The Bank also wholly owns a Connecticut chartered corporation named Asset Recovery Systems, Inc. (“ARS”) which is a foreclosed asset liquidation subsidiary.

The consolidated financial statements include Alliance, the Bank, Trust I, Trust II, TIC, and ARS. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company and its subsidiaries have no significant transactions with entities in which they hold an investment interest, except for Bankers Bank Northeast (a mutually owned correspondent bank) and the Federal Home Loan Bank of Boston. Transactions with these entities are generally limited to correspondent banking, and borrowing transactions; income includes dividends received from these entities.

Basis of Preparation and Presentation.    The consolidated financial statements have been prepared and presented in conformity with accounting principles generally accepted in the United States of America. Unless otherwise noted, all dollar amounts presented in the consolidated financial statements and note tables are rounded to the nearest thousand dollars, except share data. All share and per share data for prior periods has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed in May 2002. Certain prior period amounts have been reclassified to conform with current financial statement presentation. The Company uses the accrual method of accounting for all material items of income and expense.

Unaudited Interim Financial Statements.    The consolidated interim financial statements and notes thereto have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they are unaudited and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, footnote disclosures made in the Company’s June 30, 2003, Form 10-Q have been included herein. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results which may be expected for the year as a whole.

Significant Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The actual results of Alliance could differ from those estimates.

The most significant estimates are those related to assessing the allowance for loan losses, including the identification and valuation of impaired loans; determining and measuring other-than-temporary declines in the fair value of securities; estimating securities fair values in determining accumulated other comprehensive income (loss); establishing the deferred tax asset valuation allowance; and determining the obligation for pension and other post-retirement benefits. Factors affecting these estimates include national and local economic conditions, the level and trend of interest rates, real estate trends and values, securities market trends and values, and financial ratings methodologies.

F-ANE-8

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Securities.    It is the Company’s intent that, beginning with the first quarter of 2003, purchases of investment securities will be accounted for as available for sale for the foreseeable future. Prior to 2003, debt securities for which the Company had the positive intent and ability to hold to maturity, were classified as held to maturity securities and reported at amortized cost. Trading securities, if any, are securities bought principally for the purpose of selling them in the near term. Unrealized gains and losses on trading securities are included in earnings. Securities not classified as trading securities are classified as available for sale securities and reported at fair value, with unrealized net gains or losses excluded from earnings and reported in a separate component of shareholders’ equity (accumulated other comprehensive income or loss), net of applicable income taxes. Realized gains or losses on the sale of securities are generally computed on a specific identified cost basis and reported in net gain (loss) on securities in the consolidated income statements. Premiums and discounts on debt securities are recognized as an adjustment of yield by the interest method.

Any decline in the fair value of a security below its cost that is considered to be other-than-temporary is reflected as a realized loss in the consolidated income statements. Securities with unrealized losses are periodically reviewed by Management to assess the loss. A written evaluation is performed by Management for debt securities with unrealized losses which are not rated as investment grade by the rating agencies that draws a conclusion as to whether there has been an other-than-temporary impairment.

Loan Sale Activities.    Residential mortgage loans originated and held for sale are classified separately in the consolidated balance sheets and reported at the lower of amortized cost or market value (based on secondary market prices). An adjustment to reduce these loans to market value was not required at December 31, 2002 and 2001. Gains or losses on sale are determined using the specific identification method.

The Company generally sells its residential mortgage loans on a servicing released basis. The Company also sells participation interests in commercial loans which the Company holds and services. All sales are made on a non-recourse basis and there are no transfers that qualify as secured borrowings.

Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recognized on the balance sheet at fair value. The Company uses forward delivery contracts to reduce interest rate risk on closed residential mortgage loans held for sale and rate-locked loans expected to be closed and held for sale. All such loans are committed for sale without recourse at prices exceeding cost. Changes in fair value of the delivery contracts and related rate-locked loans have not been material. The Company has no other off-balance sheet financial instruments that qualify as derivative instruments.

Total Loans.    Total loans (representing all loans other than those held for sale) are reported at the principal amount outstanding, net of charge-offs, and adjusted for the net amount of deferred fees and costs, premiums and discounts. Net loans are total loans less the allowance for loan losses.

Premiums and discounts are recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Commitment fees are considered to be an adjustment to the loan yield. Loan origination fees and certain direct costs of loan origination are also deferred and accounted for as an adjustment to yield based on the contractual amortization of the loan, adjusted for prepayments.

Accrued interest income receivable is included in the consolidated balance sheets. Most of the Company’s loans require interest payments monthly in arrears. The Company generally places loans on nonaccrual status when a payment becomes more than three months past due. The Company may also place a loan on nonaccrual sooner if a concern develops as to the ultimate collection of principal or interest. The Company may continue to accrue interest on certain commercial loans which are well secured and in the process of collection. Generally, when a commercial loan is placed on nonaccrual status, any interest receivable over ninety days is charged-off against income. Interest receivable on all other loans is charged-off against income entirely when the loan is placed on nonaccrual status. Payments received on nonaccruing loans are normally applied first against unpaid interest.

F-ANE-9

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Allowance for Loan Losses and Provision for Loan Losses.    The allowance for loan losses is maintained at a level estimated by the Company to be adequate to absorb estimated credit losses associated with the loan portfolio. The provision for loan losses is a charge to current period income necessary to maintain the loan loss allowance at the level estimated to be adequate by the Company.

The Company’s Credit Committee is responsible for assessing the adequacy of the loan loss allowance. The Committee provides its quarterly assessment to the Board of Directors for approval of the amount of the loan loss allowance.

The Company consistently follows a detailed methodology for determining the loan loss allowance. This methodology is based on the loan categories shown on the consolidated balance sheets. Allowances for loan impairment are maintained in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Additionally, amounts are allocated to individual pools of loans based on the size of each pool, the expected average life of each pool, the inherent annual loss rate based on an assessment of historic losses for that pool, and Management’s assessment of current environmental conditions that could affect individual loan categories. Finally, an unallocated component is assigned to the overall allowance based on Management’s assessment of the overall risks and trends of the portfolio, uncertainties in the loan loss estimation process and other relevant factors.

A loan is considered impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Management excludes large groups of smaller balance homogeneous loans, including residential mortgages and consumer loans, which are evaluated collectively for impairment. The amount of impairment represents the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded amount, or, as a practical expedient for collateral dependent loans, the difference between the appraised value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. The Company’s method of recognition of interest income on impaired loans is consistent with the method of recognition of interest on all loans.

Current estimates of loan losses may vary from future estimates and from ultimate loan loss experience. While the allowance is based on an analysis of individual loans and loan pools, the entire allowance is available to absorb losses on any loan or loan category. The Company’s estimates of the collectibility of principal and interest are based in many cases on estimates of future borrower cash flows and market conditions and expectations. In addition, federal and state regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Based on information available to them at the time of their examination, and on regulatory guidelines then in effect, such agencies may require the Company to recognize adjustments to the allowance for loan losses.

Loan Charge-offs.    Loans are charged-off in whole or in part when it has been determined that there has been a loss of principal. For real estate secured loans, this determination is normally made in conjunction with a current appraisal analysis. Charge-offs (recoveries) are charged (credited) to the allowance for loan losses. Initial writedowns on recently acquired foreclosed assets are also charged-off against the allowance for loan losses.

Foreclosed Assets.    Foreclosed assets are transferred from the loan portfolio and recorded initially at the lower of cost or fair value less selling costs, with any necessary write down from carrying value recognized as a charge-off against the allowance for loan losses.

The Company periodically obtains and analyzes appraisals of foreclosed real estate. If the fair value less selling costs is less than the carrying value of these assets, these assets are written down to that value by crediting the amount to a valuation allowance. Gains and losses on the ultimate disposition of foreclosed assets, and provisions to increase the valuation allowance, are reported in Net gains on assets in the consolidated income statements. Estimating the carrying value of foreclosed real estate generally involves the same uncertainties discussed above regarding the allowance for loan losses. Net receipts and disbursements related to the operations of foreclosed real estate are included in other non-interest expense in the consolidated income statements.

F-ANE-10

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Premises and Equipment.    Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation is charged to expense on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements. Estimated lives are 15 to 40 years for buildings and improvements and 3 to 20 years for furniture, fixtures, software and equipment. Expenditures for maintenance and repairs are charged to expense as they are incurred.

Cash Surrender Value of Life Insurance.    The cash surrender value of bank-owned life insurance relates to policies on employees and directors of Tolland Bank for which the Bank is the beneficiary. Increases in cash surrender value are included in non-interest income in the consolidated income statements. These policies are issued for the general account of the insurance companies.

Deferred Income Taxes.    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to future taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The valuation allowance for deferred tax assets is subject to ongoing adjustment based on changes in circumstances that affect Management’s judgment about the likelihood that the associated tax benefits will be realized. Adjustments to increase or decrease the valuation allowance for deferred tax assets related to unrealized losses on securities are charged or credited, respectively, to accumulated other comprehensive income, while all other adjustments are charged or credited to income tax expense.

Stock Options.    The Company measures the compensation cost for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44. No compensation cost is recognized because, at the grant date, the exercise price of the options is equal to the fair market value of the Company’s common stock. When options are exercised, new shares are issued with proceeds credited to common stock and to additional paid-in capital, including, for non-qualifying options, the related income tax benefit.

The following table summarizes pro forma net income and earnings per share data as if the fair value method of accounting in SFAS No. 123, Accounting for Stock-Based Compensation, had been applied to all awards granted. Under this method, compensation cost of stock options is measured at the grant date based on the fair market value of the award and is recognized over the service period.

	Six months ended June 30,		Years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
	(In thousands, except per share data)
Net income, as reported	$1,842	$1,715	$3,458	$2,975	$3,220
Deduct total stock-based compensation expense determined under the fair-value-based method, net of related tax effects	—	(25)	(905)	(36)	(16)

Pro forma net income	$1,842	$1,690	$2,553	$2,939	$3,204

Basic earnings per share
As reported	$0.68	$0.67	$1.33	$1.16	$1.26
Pro forma	0.68	0.66	0.98	1.15	1.25
Diluted earnings per share
As reported	0.65	0.63	1.26	1.12	1.24
Pro forma	0.65	0.63	0.93	1.11	1.24

F-ANE-11

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

The fair value of each option grant was estimated using the Black-Scholes option-pricing model in accordance with the weighted-average assumptions indicated below. The resulting weighted-average fair values were $3.81 in 2002, $2.17 in 2001 and $1.26 in 2000. There were 9,240 stock options granted in the first six months of 2002. None were granted in 2003. The resulting weighted-average fair value was $2.68 for the first six months of 2002.

	Six months ended June 30,		Years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
Assumptions used for grants made in:
Expected dividend yield	—	2.00%	2.00%	3.05%	3.54%
Expected volatility	—	31.88%	31.12%	37.07%	27.42%
Risk free interest rate	—	4.80%	3.82%	5.04%	5.11%
Expected life (years)	—	8.00	8.00	10.00	10.00

Deferred Stock Plans.    The Directors’ Deferred Compensation Plan allows directors to defer director fees and to receive payment in shares of the Company’s common stock. The number of shares is fixed based on current share prices at the time the fees are recorded as expense, and directors must receive payment in shares. Accordingly, the deferred compensation is credited to additional paid-in capital when earned. When the deferred compensation is paid in shares, the difference between the current share price and the price at the deferral date is also recorded in additional paid-in capital.

The Stock Option Income Deferral Plan permits option holders to elect a stock-for-stock exercise to defer to this plan shares with a value equal to the taxable income that would have otherwise resulted from the option exercise. Elections to exercise stock options under this plan are reported as exercised stock options. Such elections are not recorded in shareholders’ equity until the end of the deferral period.

Retirement Benefit Plans.    The Company has a noncontributory pension plan covering substantially all employees working 20 hours per week or more. Costs related to this plan, based upon actuarial computations of current and future benefits for employees, are charged to non-interest expense and are funded in accordance with the requirements of the Employee Retirement Income Security Act (“ERISA”). The Company also accrues costs related to unfunded employee plans providing for supplemental retirement benefits. The Tolland Bank Directors’ Retirement Plan provides for payments to former directors upon retirement from the board. The Company accrues costs related to this unfunded plan over the period of service, based on various actuarial assumptions including normal director retirement expectations.

Earnings Per Share.    Earnings per share are computed in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share are calculated by dividing net income by weighted average shares outstanding, plus shares issuable under the Directors’ Deferred Compensation Plan. Diluted earnings per share are calculated by dividing net income by the sum of the number of shares used for basic earnings per share and an incremental number of shares reflecting the potential dilution that could occur if common stock equivalents (such as stock options) were converted into common stock using the treasury stock method. The incremental number of shares also includes all shares in the Stock Option Income Deferral Plan.

Cash Flow Reporting.    The Company uses the indirect method to report cash flows from operating activities. Under this method, net income is reconciled to net cash flow from operating activities. Net reporting of cash transactions affecting balance sheet items has been used where permitted. The Company considers due from banks and short-term investments to be cash equivalents.

Comprehensive Income.    Comprehensive income includes net income and any changes in equity from non-owner sources that are not included in the income statement, including changes in unrealized gains and losses on securities, net of applicable income taxes.

Business Segments.    An operating segment is a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate

F-ANE-12

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

performance. The Company’s operations are limited to financial services provided within the framework of a community bank, and decisions are based generally on specific market areas and or product offerings. Accordingly, based on the financial information now regularly evaluated by the Company’s chief operating decision-maker, the Company operates in a single business segment.

Recent Accounting Developments.    In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed at least annually for impairment. Impairment losses would be charged to earnings when they occur. Amortization of goodwill ceases at the SFAS No. 142 adoption date which, for calendar year-end entities such as Alliance, was January 1, 2002. SFAS No. 142 requires that intangible assets other than goodwill (such as core deposit intangibles) continue to be amortized to expense over their estimated useful lives. SFAS No. 142 had an insignificant impact on the consolidated financial statements, as the Company’s intangible assets at December 31, 2002 were limited to goodwill of $49,000 which under SFAS No. 142 is no longer amortized.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized and depreciated as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier adoption is permitted. The adoption of this statement did not affect the Company’s consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this statement are to be applied prospectively. The adoption of SFAS No. 144 did not affect the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which updates, clarifies and simplifies several existing accounting pronouncements. For example, SFAS No. 145 eliminated the SFAS No. 4 requirement to report all material net gains and losses from extinguishments of debt as extraordinary items, net of related income taxes. The adoption of this statement did not affect the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability be recognized for these costs when incurred, rather than when an entity commits to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002; there were no commitments related to such activities at that date.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions—an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. SFAS No. 147 eliminates the requirement to amortize an intangible asset represented by an excess of the fair value of liabilities assumed over the fair value of assets acquired in certain acquisitions of financial institutions such as core deposit intangibles. In addition, this statement amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions, such as core deposit intangibles. This statement did not have a material impact on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based

F-ANE-13

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for fiscal years ending after December 15, 2002 for transition guidance and annual disclosure provisions. The Company has provided the disclosures required by SFAS No. 148 in this note under the heading “Stock Options.”

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, addresses disclosures to be made by a guarantor in its financial statements about its obligations under guarantees. The disclosure requirements applicable to the Company are included in Note 13 to the consolidated financial statements. The interpretation also requires the recognition, at fair value, of a liability of a guarantor at the inception of certain guarantees issued or modified after December 31, 2002. This recognition requirement did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, which establishes accounting guidance for consolidation of variable interest entities (VIEs) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003, and are otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted FIN 46 on July 1, 2003. In its current form, FIN 46 may require the Company to re-characterize in future financial statements the trust preferred securities issued by its two wholly owned subsidiary business trusts (Trust I and Trust II) as junior subordinated debentures payable to the trusts, as a result of the “de-consolidation” of the subsidiaries under FIN 46. Such re-characterization is not expected to affect the carrying amount of the liability reported in the consolidated financial statements or the recognition of related funding costs as interest expense.

In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier I capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes. As of June 30, 2003, if the Company was not allowed to include its $7.0 million of trust preferred securities issued by Trust I or Trust II within Tier I capital, then the Company would still exceed the regulatory required minimums for capital adequacy purposes.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This statement is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

F-ANE-14

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

2.    Cash and Cash Equivalents

Short-term investments at December 31, 2002 and 2001 are summarized below:

	December 31,
	2002	2001
	(In thousands)
Money market preferred stock	$4,500	$2,500
Other short-term investments	20	91

Total short-term investments	$4,520	$2,591

The Company is required to maintain certain average vault cash and cash reserve balances with the Federal Reserve Bank of Boston. Cash and due from banks included amounts so required of $3,780,000 and $3,196,000 at December 31, 2002 and 2001, respectively.

3.    Securities

Information concerning the securities portfolios is summarized below as of June 30, 2003, December 31, 2002 and December 31, 2001.

	June 30, 2003
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Unaudited)
	(In thousands)
Securities available for sale
U.S. Government and agency debt	$19,059	$364	$—	$19,423
U.S. Agency mortgage-backed debt	27,261	180	(14)	27,427
Other mortgage-backed debt	152	5	—	157
Trust preferred	17,536	1,449	(103)	18,882
Other corporate debt	12,427	385	(381)	12,431
Marketable equity	13,603	275	(1,552)	12,326
Non-marketable equity	2,821	—	—	2,821

Total available for sale	$92,859	$2,658	$(2,050)	$93,467

	December 31, 2002
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(In thousands)
Securities available for sale
U.S. Government and agency debt	$26,167	$159	$—	$26,326
U.S. Agency mortgage-backed debt	13,615	160	—	13,775
Trust preferred	17,551	229	(782)	16,998
Other corporate debt	15,841	207	(1,771)	14,277
Marketable equity	15,758	188	(2,295)	13,651
Non-marketable equity	2,785	—	—	2,785

Total available for sale	$91,717	$943	$(4,848)	$87,812

Securities held to maturity
U.S. Government and agency debt	$1,047	$65	$—	$1,112
U.S. Agency mortgage-backed debt	850	20	—	870
Other mortgage-backed debt	259	8	—	267
Other corporate debt	3,216	530	(11)	3,735

Total held to maturity	$5,372	$623	$(11)	$5,984

F-ANE-15

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

	December 31, 2001
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(In thousands)
Securities available for sale
U.S. Government and agency debt	$10,149	$55	$(99)	$10,105
U.S. Agency mortgage-backed debt	17,876	78	(120)	17,834
Trust preferred	24,526	390	(2,464)	22,452
Other corporate debt	22,047	212	(851)	21,408
Marketable equity	12,387	160	(953)	11,594
Non-marketable equity	2,580	—	—	2,580

Total available for sale	$89,565	$895	$(4,487)	$85,973

Securities held to maturity
U.S. Government and agency debt	$2,063	$46	$(2)	$2,107
U.S. Agency mortgage-backed debt	2,747	53	—	2,800
Other mortgage-backed debt	1,518	32	—	1,550
Other corporate debt	6,069	56	(595)	5,530

Total held to maturity	$12,397	$187	$(597)	$11,987

During the first quarter of 2003, the held to maturity category was eliminated and the entire portfolio was transferred to available for sale. It is the Company’s intent that purchases of investment securities will be accounted for as available for sale for the foreseeable future. Ten securities with an amortized cost totaling $5.1 million were transferred to available for sale from held to maturity. The transfer resulted in an additional unrealized gain of $415 thousand (net of income taxes of $214 thousand) which was recorded as a decrease in the accumulated other comprehensive loss.

During 2002, three corporate debt securities with an amortized cost of $3,166,000 were transferred to available for sale from held to maturity due to evidence of significant deterioration in the issuers’ credit worthiness through the downgrading by a credit agency and other relevant factors. The unrealized loss at the transfer date of $489,000 (net of income taxes of $252,000) was recorded as an increase in the accumulated other comprehensive loss.

On January 1, 2001, the Company adopted SFAS No. 133 and, as permitted by this accounting standard, reclassified certain debt securities from held to maturity to available for sale. Securities with a total amortized cost of $11,882,000, net of a transfer adjustment of $1,571,000 and with a total fair value of $11,585,000, were transferred to available for sale from held to maturity. The net unrealized loss on these securities was $1,868,000. At the same time, securities with an amortized cost totaling $7,045,000 and a fair value totaling $7,127,000 were transferred to held to maturity from available for sale. The net unrealized gain on these securities was $82,000 at the transfer date. The overall impact of these transfers was an increase of $196,000 in the accumulated other comprehensive loss.

During 2000, one corporate debt security with an amortized cost of $1,030,000 was transferred to available for sale from held to maturity due to evidence of significant deterioration in the issuer’s credit worthiness through the downgrading by a credit agency and other relevant factors. The unrealized loss at the transfer date of $314,000 (net of income taxes of $162,000) was recorded as an increase in the accumulated other comprehensive loss.

F-ANE-16

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

The amortized cost, estimated fair value and average yield of debt securities are shown in the following table by remaining period to contractual maturity. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. The average yield is calculated based on amortized cost.

	December 31, 2002
	Amortized Cost	Fair Value	Average Yield
	(Dollars in thousands)
Debt securities available for sale
Due in 1 year or less	$9,969	$9,977	1.50%
Due after 1 to 5 years	22,890	23,136	3.06
Due after 5 to 10 years	2,051	2,186	6.51
Due after 10 years	38,264	36,077	6.36

Total available for sale	$73,174	$71,376	4.67%

Debt securities held to maturity
Due in 1 year or less	$—	$—	—%
Due after 1 to 5 years	76	81	7.84
Due after 5 to 10 years	1,179	1,250	7.87
Due after 10 years	4,117	4,653	7.85

Total held to maturity	$5,372	$5,984	7.85%

At December 31, 2002, the Company had $29,247,000 of securities available for sale with call provisions and $1,047,000 of securities held to maturity with call provisions.

Non-marketable equity securities consist of the required investment in Federal Home Loan Bank of Boston stock and an equity investment in Bankers Bank Northeast.

At December 31, 2002, securities with an amortized cost of $2,467,000 were pledged to secure treasury, tax and loan accounts and public deposits.

A summary of the net gains (losses) on securities is shown in the following table:

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Debt securities sold
Gross gains	$1,265	$165	$—
Gross losses	(89)	(130)	(211)

Net gains (losses) on sales	1,176	35	(211)

Equity securities sold
Gross gains	332	79	247
Gross losses	—	(1)	—

Net gains on sales	332	78	247

Net gains on sales of securities	1,508	113	36
Gain on equity shares awarded	14	—	—
Losses on writedowns	(1,364)	(589)	—

Net gains (losses) on securities	$158	$(476)	$36

F-ANE-17

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

In 2002, a debt security with an amortized cost of $1,049,000 was written down by $849,000. A debt security with an amortized cost of $515,000 was written off in 2002 after having been written down by $515,000 in 2001. Also in 2001, an equity security with a cost of $119,000 was written down by $74,000. These writedowns reflect other-than-temporary declines in the value of these securities.

4.    Total Loans and Allowance for Loan Losses

Total loans at December 31, 2002 and 2001 are summarized below:

	December 31,
	2002	2001
	(In thousands)
Residential mortgage loans	$78,717	$59,980
Commercial mortgage loans	94,692	87,485
Other commercial loans:
Construction	12,093	8,810
Other commercial
Real estate secured	11,831	14,561
Non real estate secured	15,626	14,287

Total other commercial loans	39,550	37,658
Consumer loans:
Installment	11,291	15,958
Home equity line loans	26,811	22,506
Other consumer loans	1,445	1,385

Total consumer loans	39,547	39,849

Total regular loans	252,506	224,972
Purchased government guaranteed loans	25,756	29,595

Total loans	$278,262	$254,567

Premiums on loans purchased, deferred loan fees and costs, net	$673	$570

Following is information about the Company’s nonaccruing loans and impaired loans:

	June 30, 2003	December 31,
		2002	2001
	(Unaudited)
	(In thousands)
Total nonaccruing loans	$1,137	$2,433	$2,149
Accruing loans past due 90 days or more	27	185	—

Impaired loans:
Valuation allowance required	$230	$774	$969
No valuation allowance required	440	989	3,238

Total impaired loans	$670	$1,763	$4,207

Total valuation allowance on impaired loans	$104	$127	$129
Commitments to lend additional funds to borrowers with impaired loans	—	—	—

F-ANE-18

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Additional interest that would have been earned on year-end nonaccruing loans if they had been accruing based on original terms	$96	$84	$75
Total interest income recognized on impaired loans while such loans were considered impaired	279	140	107
Average recorded investment in impaired loans	3,706	1,616	1,285

The valuation allowance on impaired loans is included in the overall allowance for loan losses. Changes in the allowance for loan losses were as follows:

	Six months ended June 30,		Years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
	(In thousands)
Balance at beginning of period	$4,050	$3,700	$3,700	$3,400	$3,200
Charge-offs	(28)	(47)	(57)	(148)	(214)
Recoveries	27	35	59	123	79
Provision for loan losses	51	237	348	325	335

Balance at end of period	$4,100	$3,925	$4,050	$3,700	$3,400

The majority of the Company’s loans are secured by real estate located within Tolland County in central Connecticut. Real estate loan activities are governed by the Company’s loan policies, and loan to value ratios are based on an analysis of the collateral backing each loan.

Loans serviced for others totaled $3,883,000 and $5,346,000 at December 31, 2002 and 2001, respectively.

In the ordinary course of business, the Company makes loans to its directors and officers and their related interests on substantially the same terms prevailing at the time of origination for comparable transactions with others. As of December 31, 2002 and 2001, loans to related parties totaled $239,000 and $434,000, respectively. For the year ended December 31, 2002, advances on related party loans totaled $180,000 and payments on related party loans totaled $375,000.

5.    Premises and Equipment, Net

The components of premises and equipment are as follows:

	December 31,
	2002	2001
	(In thousands)
Land	$1,247	$1,290
Buildings	5,372	5,321
Furniture, fixtures, and equipment	3,032	2,969

Total premises and equipment	9,651	9,580
Less: accumulated depreciation and amortization	(4,547)	(4,122)

Premises and equipment, net	$5,104	$5,458

The Company sold parcels of excess land with a cost of $101,000 and $278,000 in 2002 and 2001, respectively. A net gain of $145,000 in 2002 and a net loss of $2,000 in 2001 were recorded from the sales of property. A net loss of $36,000 in 2000 was recorded on the writedown of property.

F-ANE-19

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

6.    Other Assets

Other assets at December 31, 2002 and 2001 are summarized below:

	December 31,
	2002	2001
	(In thousands)
Deferred tax asset, net	$1,362	$1,705
Prepaid retirement benefit cost	1,015	249
Life insurance purchase deposit	—	1,500
All other assets	610	842

Total other assets	$2,987	$4,296

7.    Deposits

Deposit balances and average rates at December 31, 2002 and 2001 were as follows:

	December 31,
	2002		2001
	Amount	Avg. Rate	Amount	Avg. Rate
	(Dollars in thousands)
Demand deposits	$35,600	—%	$33,647	—%
NOW deposits	39,091	0.43	36,400	1.15
Money market deposits	43,964	1.46	41,223	2.34
Savings deposits	77,605	1.25	60,182	2.02

Total non-time deposits	196,260	0.91	171,452	1.52
Time deposits, by remaining period to maturity:
Within 1 year	67,659	3.02	79,470	4.18
After 1, but within 2 years	20,187	4.41	23,102	4.95
After 2, but within 3 years	19,702	5.15	12,333	5.49
After 3, but within 4 years	7,716	4.86	9,904	6.54
After 4, but within 5 years	19,308	4.87	7,097	4.91

Total time deposits	134,572	3.91	131,906	4.65

Total deposits	$330,832	2.13%	$303,358	2.88%

Amounts and average rates of time deposits of $100,000 or more, by remaining period to maturity, were as follows:

	December 31,
	2002		2001
	Amount	Avg. Rate	Amount	Avg. Rate
	(Dollars in thousands)
Within 3 months	$4,235	2.53%	$7,180	2.93%
After 3, but within 6 months	2,502	2.89	4,057	4.13
After 6, but within 12 months	2,024	3.36	4,878	5.29
After 12 months	16,310	4.89	10,451	5.22

Total time deposits of $100,000 or more	$25,071	4.17%	$26,566	4.45%

F-ANE-20

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Interest expense and interest paid on deposits are summarized as follows:

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Interest expense:
NOW deposits	$312	$498	$502
Money market deposits	893	1,431	1,614
Savings deposits	1,310	1,206	1,145
Time deposits	5,820	7,173	6,810

Total deposit interest expense	$8,335	$10,308	$10,071

Interest paid:
Time deposits of $100,000 or more	$1,131	$1,280	$1,151
Total deposit interest paid	8,348	10,323	10,070

8.    Borrowings

Borrowings in the following table are reported based on the remaining period to contractual maturity. None of the borrowings amortize. Actual maturities may differ from contractual maturities because lenders have the right to call certain borrowings with or without call penalties.

	December 31,
	2002		2001
Due Date	Amount	Rate	Amount	Rate
	(Dollars in thousands)
FHLBB advances:
Within 1 year	$—	—%	$6,469	2.02%
After 1, but within 2 years	1,500	5.09	—	—
After 2, but within 3 years	7,000	6.52	1,500	5.09
After 3, but within 4 years	1,500	5.66	6,000	7.05
After 4, but within 5 years	3,500	3.81	1,500	5.66
After 5 years	34,010	5.21	32,500	5.26

Total FHLBB advances	47,510	5.31	47,969	5.05
Federal funds purchased	—	—	2,100	1.80
Company-obligated mandatorily redeemable trust securities	7,000	10.14	7,000	10.14

Total borrowings	$54,510	5.93%	$57,069	5.55%

The Company paid $3,107,000, $2,972,000 and $2,541,000 in interest on borrowings during the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has a line of credit equal to 2% of total assets with the Federal Home Loan Bank of Boston (“FHLBB”). The Company may borrow additional funds from the FHLBB subject to certain limitations. To secure advances from the FHLBB, the Company has pledged certain qualifying assets, as defined by the FHLBB. To obtain additional loan advances, the Company may be required to invest in additional amounts of FHLBB stock. The investment in FHLBB stock included in securities available for sale as of December 31, 2002 and 2001, was $2,605,000 and $2,399,000, respectively.

F-ANE-21

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

FHLBB advances maturing after five years at December 31, 2002 include advances that are callable at the option of the lender as follows: $17,500,000 at 5.11% callable as of December 31, 2002, $5,000,000 at 4.89% in 2003, $5,000,000 at 6.04% in 2004, and $5,000,000 at 5.39% in 2008. Borrowings are callable on a quarterly basis continually after the first call date. If the advances are called, the Company may elect to replace the funding with additional FHLBB borrowings at then prevailing market interest rates.

Information on the Company’s other short-term borrowings is summarized below:

	December 31,
	2002	2001	2000
	(Dollars in thousands)
Federal funds purchased
Balance	$—	$2,100	$—
Rate	—%	1.80%	—%
Other short-term borrowings
Balance	$—	$—	$1,200
Rate	—%	—%	10.65%

	Years ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Average outstanding	$118	$244	$460
Maximum month-end balance	$2,816	$8,383	$1,200
Weighted average interest rate	2.59%	2.61%	10.65%

The Company has two statutory business trusts, of which the Company owns all of the common securities. These trusts issued trust securities totaling $7,000,000 and invested the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Company. The subordinated debt securities are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into a guarantee, which provides a full and unconditional guarantee of amounts on the capital securities. The capital securities qualify as Tier 1 capital for the Company under regulatory definitions.

The trust securities include $3,500,000 bearing interest at 9.40% and $3,500,000 at 10.88%, and have maturities in 2029 and 2030. Early redemption at the Company’s option may occur after 2009 and 2010, or in the event of certain regulatory or tax changes. Additionally, payments on these securities may be suspended by the Company for up to five years under certain circumstances. See Note 1 for a discussion of the impact that a recent accounting pronouncement may have on these securities.

9.    Shareholders’ Equity

Treasury Stock

Treasury stock consists of 200,599 common shares at a cost of $15.50 per share purchased in 1998.

Accumulated Other Comprehensive Loss, net

	December 31,
	2002	2001
	(In thousands)
Net loss on securities currently classified as available for sale	$(3,905)	$(3,592)
Net unamortized loss on securities transferred from available for sale to held to maturity	(76)	(358)
Deferred income tax effect, net of valuation allowance	637	1,073

Total accumulated other comprehensive loss	$(3,344)	$(2,877)

F-ANE-22

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Dividends

The Company’s principal asset is its investment in the Bank. As such, the Company’s ability to pay cash dividends to its shareholders is largely dependent on the ability of the Bank to pay cash dividends to the Company. The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, financial conditions, and the Bank’s operating results. The shareholders of the Company will be entitled to dividends only when, and if, declared by the Company’s Board of Directors out of funds legally available therefrom. The declaration of future dividends will be subject to favorable operating results, financial conditions, debt service requirements on trust preferred securities, tax considerations and other factors. FDIC regulations require banks to maintain certain capital ratios, as noted below, which may otherwise restrict the ability of the Bank to pay dividends to the Company. The Bank’s ability to pay dividends is also governed by State of Connecticut banking regulations.

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital to risk-weighted assets, and of Leverage (Tier 1) Capital to average assets. Management believes that, as of December 31, 2002 and 2001, the Bank exceeded all capital adequacy requirements to which it was subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based and Leverage ratios measuring 10.0%, 6.0% and 5.0%, respectively. There have been no conditions or events since that notification that Management believes have changed the Bank’s capital category.

The following table presents capital and capital ratio information for the Bank:

	December 31,
	2002		2001
	(Dollars in thousands)
Actual:
Total risk-based capital	$36,730	11.7%	$34,551	11.6%
Tier 1 risk-based capital	32,788	10.4	30,851	10.4
Leverage	32,788	7.9	30,851	8.2
Minimum regulatory capital standards:
Total risk-based capital	$25,222	8.0%	$23,828	8.0%
Tier 1 risk-based capital	12,611	4.0	11,866	4.0
Leverage	16,602	4.0	15,049	4.0

The Company is subject to similar consolidated regulatory capital requirements of the Federal Reserve Board. The Company satisfied these requirements at December 31, 2002 and 2001, with capital ratios substantially the same as those of the Bank.

F-ANE-23

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Stock Options

The measurement of the compensation cost of the Company’s stock option plans is discussed in Note 1. The Company maintains a Stock Option Incentive Plan for the benefit of officers and other employees of the Company. Under the terms of this plan, 329,992 shares may be issued or transferred pursuant to the exercise of options to purchase shares of common stock and stock appreciation rights (“SARs”) and awards of restricted stock. The exercise price of the option is equal to the market price of the common stock on the date of grant. Options granted to officers and other full time salaried employees may be accompanied by SARs and awards of restricted stock. No SARs or awards of restricted stock have been granted as of December 31, 2002. Total shares reserved for future option grants were 538 at December 31, 2002.

The Company also maintains a Stock Option Plan for Non-Employee Directors. Under the terms of this plan, 177,100 shares may be issued or transferred pursuant to the exercise of options to purchase shares of common stock. Total shares reserved for future grants to non-employee directors were 30,660 at December 31, 2002. Total options outstanding include grants made under prior stock option plans.

A summary of the status of the Company’s stock option plans and changes therein is presented in the following table:

	Years Ended December 31,
	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	290,959	$7.56	314,495	$7.34	340,746	$7.09
Granted	232,040	17.45	18,040	8.95	13,640	7.05
Exercised	(94,643)	7.00	(20,621)	3.82	(23,999)	3.61
Forfeited	(1,100)	12.04	(20,955)	9.07	(15,892)	7.39

Outstanding at end of year	427,256	$13.04	290,959	$7.56	314,495	$7.34

Options exercisable at end of year	338,556	$11.88	285,459	$7.55	307,895	$7.35

Shares reserved for future grants	31,198		262,133		259,218

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Outstanding	Weighted-Avg. Exercise Price
$1 to $6	33,109	1.0 years	$4.14	33,109	$4.14
$6 to $9	100,546	6.5	7.76	100,546	7.76
$9 to $12	62,661	5.7	9.91	62,661	9.91
$12 to $15	8,140	9.3	12.75	7,040	12.73
$15 to $19	222,800	9.9	17.64	135,200	17.70

Total	427,256	7.8 years	$13.04	338,556	$11.88

Deferred Stock Plans

The Company maintains a Directors’ Deferred Compensation Plan which allows participants to defer receipt of fees earned as a director of the Company. Upon the death, retirement or resignation of a director, payment is made in the form of Company common stock. Total shareholders’ equity included $158,000 at December 31, 2002, equal to the market value at grant date of the 16,458 common shares issuable under this plan.

F-ANE-24

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

The Company established a Stock Option Income Deferral Plan in 2001, whereby option holders may elect a stock-for-stock exercise to defer to the plan shares equal in value to the taxable income that would have otherwise resulted from the option exercise. In 2001, 10,549 options were exercised pursuant to this plan. No options were exercised pursuant to this plan in 2002.

10.    Employee Benefit Plans

The Company sponsors a noncontributory defined benefit pension plan covering all employees who meet certain eligibility requirements. Benefits are based on length of service and qualifying compensation. The Company’s policy is to fund the plan in accordance with the requirements of applicable regulations. Plan assets are invested in stock, bond, and money market investments. The Company’s measurement date is December 31 for pension accounting purposes. The pension plan’s funded status and amounts recognized in the Company’s financial statements are shown in the following table.

	Years ended December 31,
	2002	2001
	(Dollars in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$2,800	$2,497
Service cost	152	118
Interest cost	196	178
Actuarial loss	146	120
Benefits paid	(130)	(113)

Benefit obligation at end of year	$3,164	$2,800

Change in plan assets
Fair value of plan assets at beginning of year	$2,656	$2,983
Employer contribution	888	—
Loss on plan assets	(300)	(214)
Benefits paid	(130)	(113)

Fair value of plan assets at end of year	$3,114	$2,656

Funded status at end of year
Funded status	$(50)	$(144)
Unrecognized net transition obligation	(3)	(20)
Unrecognized net actuarial loss	1,070	432
Unrecognized prior service cost	(2)	(19)

Prepaid benefit cost (included in other assets)	$1,015	$249

Weighted average assumptions
Discount rate	6.75%	7.00%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%

F-ANE-25

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Components of net periodic pension expense (benefit) are as follows:

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Service cost	$152	$118	$113
Interest cost	196	178	165
Expected return on plan assets, net	(221)	(271)	(287)
Net amortization and deferral	(5)	(35)	(70)

Net periodic pension expense (benefit)	$122	$(10)	$(79)

The Company also sponsors a defined contribution 401(k) savings plan, which includes a discretionary matching contribution by the Company equal to 35% of the employees’ contribution up to 6% of earnings. Savings plan expense totaled $69,000, $59,000 and $58,000 for the years 2002, 2001 and 2000, respectively. Additionally, the Company offers retirees participation in its medical insurance benefit program. No contribution is provided by the Company.

The Company has supplemental retirement plans for an active key employee and a retired key employee. The accrued liability for these plans (included in other liabilities) was $232,000 and $183,000 at December 31, 2002 and 2001, respectively. Plan expense was $55,000, $60,000 and $40,000 for the years 2002, 2001 and 2000, respectively. These plans were designed to offset the effect of tax law provisions which reduce pension benefits for highly paid employees. The Company purchased a bank-owned life insurance policy on the life of the active key employee. The death benefits will assist in the funding of the supplemental retirement plan liability. The Company will recover the cost of premium payments from the cash value of this policy. The cash surrender value of this policy was $3,039,000 and $2,891,000 at December 31, 2002 and 2001, respectively.

The Company owns additional life insurance policies on the lives of directors and certain officers. The death benefits are payable to the Company and a benefit will be paid to the participants representing a portion of the death benefits proceeds. The Company will recover the cost of premium payments from the cash value of these policies. The cash surrender value of these policies was $3,168,000 and $1,500,000 at December 31, 2002 and 2001, respectively.

Increases in cash surrender value of life insurance recorded in the income statement were $316,000 in 2002, $145,000 in 2001 and $147,000 in 2000.

11.	Income Taxes

Components of income tax expense are as follows:

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Current:
Federal	$1,537	$1,204	$1,412
State	—	—	—

Total current	1,537	1,204	1,412
Deferred (including change in valuation allowance):
Federal	(94)	(7)	(178)
State	—	—	—

Total deferred	(94)	(7)	(178)

Total income tax expense	$1,443	$1,197	$1,234

F-ANE-26

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

The actual income tax expense differs from the “expected” income tax expense, computed by applying the statutory U.S. Federal corporate tax rate of 34% to income before income taxes, as follows:

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Expected income tax expense at statutory rate	$1,666	$1,418	$1,514
(Decrease) increase in income tax resulting from:
Dividends received deduction	(195)	(219)	(270)
Increase in cash surrender value of life insurance	(89)	(49)	(50)
Other, net	61	47	40

Total income tax expense	$1,443	$1,197	$1,234

The Company made income tax payments $1,650,000, $1,550,000 and $1,372,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

The tax effects of temporary differences and net operating loss carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented in the following table.

	December 31,
	2002	2001
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$1,157	$1,123
State tax net operating loss carryforward	1,159	985
Depreciation of premises and equipment	20	29
Unrealized losses on securities	1,551	1,538
Other, net	642	390

Total gross deferred tax assets	4,529	4,065
Less: valuation allowance	(2,137)	(1,601)

Deferred tax assets, net of valuation allowance	2,392	2,464
Deferred tax liabilities:
Loan origination fees	(433)	(457)
Other	(597)	(302)

Total gross deferred tax liabilities	(1,030)	(759)

Net deferred tax assets	$1,362	$1,705

In order to fully realize the net deferred tax assets, the Company must either generate future taxable income or incur tax losses that can be carried back to prior years. Based on the Company’s historical and anticipated taxable income, Management believes that the Company will realize its net deferred tax assets.

A deferred tax asset valuation allowance of $1,224,000 and $1,136,000 at December 31, 2002 and 2001, respectively, was established for the state portion of temporary differences (not including unrealized losses on securities) and state tax net operating loss carryforwards that may not be realized due to the expectation that there will be no state taxable income for the foreseeable future because of the passive investment company. As of December 31, 2002 and 2001, there is also a full valuation allowance of $913,000 and $465,000, respectively, for the federal and state tax effect of unrealized capital losses on equity securities and the state tax effect of temporary differences for other unrealized securities losses.

F-ANE-27

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Total state tax net operating loss carryforwards of $23,413,000 are available at December 31, 2002, of which $4,145,000 expires in 2004 and the remainder expires between 2020 and 2022.

12.    Commitments and Contingencies

Future minimum rental payments required under operating leases that have remaining noncancellable lease terms as of December 31, 2002, are as follows: 2003—$99,000; 2004—$79,000; 2005—$45,000; 2006—$26,000; 2007—$26,000; and $8,000 thereafter. Total rental expense under operating leases was $122,000, $118,000 and $125,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In June 2002, the Company entered into an agreement to purchase real estate for expansion purposes for $610,000. This purchase was completed in January 2003.

There are various legal proceedings against the Company arising out of its business. Although the outcome of these cases is uncertain, in the opinion of Management, based on discussions with legal counsel, these matters are not expected to result in a material adverse effect on the financial position or future operating results of the Company.

13.    Financial Instruments With Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the needs of its customers. The instruments involve, to varying degrees, credit risk, interest rate risk and liquidity risk in excess of the amounts recognized in the consolidated balance sheets. The off-balance sheet amounts related to these instruments are as follows:

	December 31,
	2002	2001
	(In thousands)
Commitments to extend credit:
Commitments to originate new loans:
Fixed rate	$20,331	$7,330
Variable rate	6,166	5,864
Unadvanced construction lines of credit	13,138	11,836
Unadvanced home equity credit lines	28,292	22,986
Unadvanced commercial lines of credit	6,557	7,592
Unadvanced reserve credit lines	434	431
Standby letters of credit	1,987	1,329
Commitments to purchase Government guaranteed loans	302	1,314

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. The total commitment amounts do not necessarily represent future cash requirements or credit risk. Standby letters of credit are generally unconditional and irrevocable, and are generally not expected to be drawn upon. In general, the Company uses the same credit policies in providing these financial instruments as it does in making funded loans.

All of the Company’s outstanding standby letters of credit are performance standby letters of credit within the scope of FASB Interpretation No. 45. These are irrevocable undertakings by the Company, as guarantor, to make payments in the event a specified third party fails to perform under a nonfinancial contractual obligation. Most of the Company’s performance standby letters of credit arise in connection with lending relationships and have terms of one year or less. The maximum potential future payments the Company could be required to make equals the face amount of the letters of credit, which totaled $2,153,000 at June 30, 2003. The Company’s recognized liability for performance standby letters of credit was insignificant at December 31, 2002 and June 30, 2003.

F-ANE-28

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

14.    Fair Values of Financial Instruments

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Company’s entire holdings of a particular financial instrument. Because no market exists for a portion of the Company’s financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect the estimates significantly. Fair value estimates were based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications relating to the realization of the unrealized gains and losses have not been considered but may have a significant effect on fair value estimates.

The carrying amounts reported in the consolidated balance sheets for cash and short-term investments approximate those assets’ fair values. Fair values of securities were based on quoted market prices, which where available in most cases. For securities without quoted market prices and for loans, the fair values were estimated by discounting anticipated future cash flows using current interest rates on instruments with similar terms and credit characteristics. The carrying amount of accrued interest receivable approximates fair value.

The fair values of deposits with no stated maturity were, by definition, equal to their carrying amounts. The fair values of time deposits were based on the discounted value of contractual cash flows, estimated using discount rates equal to the interest rates offered at the valuation date for deposits of similar remaining maturities. The carrying amounts of short-term borrowings approximated their fair values. Rates currently available for debt with similar terms and remaining maturities were used to estimate the fair value of long-term borrowings. The carrying amount of accrued interest payable approximates fair value.

The fair values of the Company’s off-balance sheet financial instruments approximate their carrying amounts, which are insignificant at December 31, 2002 and 2001.

The following are the carrying amounts and estimated fair values of the Company’s financial assets and liabilities, none of which were held for trading purposes.

	December 31,
	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and cash equivalents	$18,461	$18,461	$15,314	$15,314
Securities available for sale	87,812	87,812	85,973	85,973
Securities held to maturity	5,372	5,984	12,397	11,987
Residential mortgage loans held for sale	11,942	12,050	3,507	3,517
Net loans	274,212	281,564	250,867	253,501
Accrued interest receivable	2,417	2,417	2,812	2,812
Bank-owned life insurance	6,207	6,207	4,391	4,391
Financial liabilities:
Deposits with no stated maturity	196,260	196,260	171,452	171,452
Time deposits	134,572	140,793	131,906	136,443
Borrowings, including trust preferred securities	54,510	60,067	57,069	61,631
Accrued interest payable	378	378	374	374

F-ANE-29

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

15.    Condensed Financial Statements of Alliance Bancorp of New England, Inc. (Parent Company)

Balance Sheets

	December 31,
	2002	2001
	(In thousands)
Assets
Cash and cash equivalents	$509	$197
Equity investment in subsidiaries	31,808	29,043
Due from subsidiaries	536	101
Other assets	130	177

Total assets	$32,983	$29,518

Liabilities and Shareholders’ Equity
Liabilities:
Subordinated notes payable to non-bank subsidiaries	$7,105	$7,105
Other liabilities	328	324

Total liabilities	7,433	7,429
Total shareholders’ equity	25,550	22,089

Total liabilities and shareholders’ equity	$32,983	$29,518

Income Statements

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Dividends from subsidiaries	$1,025	$1,331	$790
Interest income from short-term investment	—	—	19
Interest expense on subordinated notes	(725)	(706)	(634)

Net interest and dividend income	300	625	175
Non-interest expenses	(497)	(252)	(199)

Income (loss) before income tax benefit and equity in net income of subsidiaries	(197)	373	(24)
Income tax benefit	433	345	297

Income before equity in net income of subsidiaries	236	718	273
Equity in undistributed net income of subsidiaries	3,222	2,257	2,947

Net income	$3,458	$2,975	$3,220

F-ANE-30

ALLIANCE BANCORP OF NEW ENGLAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002, 2001 and 2000

Statements of Cash Flows

	Years ended December 31,
	2002	2001	2000
	(In thousands)
Operating Activities:
Net income	$3,458	$2,975	$3,220
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(3,222)	(2,257)	(2,947)
Other adjustments, net	158	106	(11)

Net cash provided by operating activities	394	824	262

Investing Activities:
Equity investment in subsidiaries	—	—	(3,405)

Financing Activities:
Notes issued to non-bank subsidiaries	—	—	3,605
Exercise of stock options	663	61	87
Cash dividends paid	(745)	(700)	(640)

Net cash (used) provided by financing activities	(82)	(639)	3,052

Net Change in Cash and Cash Equivalents	312	185	(91)
Cash and cash equivalents at beginning of the year	197	12	103

Cash and cash equivalents at end of the year	$509	$197	$12

16.    Subsequent Event

On July 16, 2003, Alliance announced that it had signed a definitive agreement to merge with New Haven Savings Bank (NHSB), pursuant to which NHSB will acquire all of the outstanding shares of Alliance. Separately, NHSB announced its intention to convert from a mutual savings bank to a stock savings bank and simultaneously merge with Alliance and Connecticut Bancshares, Inc., holding company for the Savings Bank of Manchester.

Under the terms of the merger agreement, Alliance shareholders will be entitled to receive $25 per share in the form of stock issued at the conversion price, cash, or a combination thereof, subject to election and allocation procedures that are intended to ensure that, in the aggregate, at least 75% of Alliance’s shares will be exchanged for stock of the new holding company and no more than 25% will be exchanged for cash.

The transactions are expected to be completed in the first quarter of 2004. NHSB has adopted a plan for conversion to convert to a public company simultaneously with the acquisitions. As part of the conversion, NHSB will form a new holding company and conduct a subscription offering of its common stock to eligible depositors and others under applicable law. Remaining shares are expected to be offered for sale to the community and the general public. The conversion is subject to approval from the FDIC, the Connecticut Banking Commissioner and NHSB’s Corporators. The acquisition is contingent on the approvals of shareholders of the Company, the FDIC, the Federal Reserve Board, and the Connecticut Banking Commissioner.

F-ANE-31

PART II:    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

Amount
* Legal Fees and Expenses	$610,000
* Printing, Postage and Mailing	455,000
* Appraisal and Business Plan Fees and Expenses	335,000
* Accounting Fees and Expenses	250,000
* Conversion Agent and Data Processing Fees	100,000
** Marketing Agent Fees and Expenses	8,540,000
• Filing Fees (Connecticut Banking Commissioner, NASD, Nasdaq and SEC)	262,585
* Other	415,000

* Total	$10,967,585

*	Estimated
**	New Haven Savings Bank has retained Ryan Beck & Co. to assist in the sale of common stock on a best efforts basis in the Offerings. Fees are estimated at the midpoint of the offering range.

Item 14.    Indemnification of Directors and Officers

Article ELEVENTH of the Certificate of Incorporation of NewAlliance Bancshares, Inc. (the “Corporation”) sets forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ELEVENTH:

A.    Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B.    The right to indemnification conferred in Section A of this Article ELEVENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article ELEVENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C.    If a claim under Section A or B of this Article ELEVENTH is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article ELEVENTH or otherwise shall be on the Corporation.

D.    The rights to indemnification and to the advancement of expenses conferred in this Article ELEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

E.    The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or note the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F.    The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article ELEVENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

G.    Notwithstanding any other provision set forth in this Article ELEVENTH, in no event shall any payments made by the Corporation pursuant to this Article ELEVENTH exceed the amount permissible under applicable state or federal law.

Item 15.    Recent Sales of Unregistered Securities

Not Applicable.

Item 16.    Exhibits and Financial Statement Schedules

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between New Haven Savings Bank and Ryan Beck & Co.
1.2	Form of Agency Agreement between New Haven Savings Bank and Ryan Beck & Co.*
2	Amended and Restated Plan of Conversion
3.1	Certificate of Incorporation of NewAlliance Bancshares, Inc.
3.2	Bylaws of NewAlliance Bancshares, Inc.
4	Form of Common Stock Certificate of NewAlliance Bancshares, Inc.
5	Opinion of Tyler Cooper & Alcorn, LLP regarding legality of securities being registered
8.1	Federal Tax Opinion of Elias, Matz, Tiernan & Herrick, L.L.P.*
8.2	State Tax Opinion of Tyler Cooper & Alcorn, LLP*

10.1	Forms of Employment Agreements with Named Executive Officers*
10.2	New Haven Savings Bank Deferred Compensation Plan
10.3	New Haven Savings Bank Supplemental Executive Retirement Plan
10.4	New Alliance Bancshares, Inc. Employee Stock Ownership Plan Supplemental Executive Retirement Plan*
10.5	New Haven Savings Bank Profit Sharing Plan Supplemental Executive Retirement Plan*
10.6	New Haven Savings Bank Executive Incentive Plan
10.7	Form of Change In Control Agreements*
10.8	Employee Severance Plan*
21	Subsidiaries of Registrant
23.1	Consent of Tyler Cooper & Alcorn, LLP (contained in Opinion included as Exhibit 5)
23.2	Consent of Elias, Matz, Tiernan & Herrick, L.L.P. (contained in Opinion included as Exhibit 8.1)*
23.3	Consent of PricewaterhouseCoopers, LLP
23.4	Consent of Deloitte & Touche LLP
23.5	Consent of KPMG LLP
23.6	Consent of RP Financial, LC.
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between New Haven Savings Bank and RP Financial, LC.
99.2	Appraisal Report of RP Financial, LC.**
99.3	Business Plan Agreement between the Registrant and RP Financial, LC.
99.4	Marketing Materials*
99.5	Order and Acknowledgment Form*
99.6	Letter of RP Financial LC. Re.: Subscription Rights*
99.7	Consent of Joseph H. Rossi to be identified as a proposed director*

*	To be filed supplementally or by amendment.
**	Supporting materials filed pursuant to Rule 202 of Regulation S-T, supplementally or by amendment.

(b)    Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New Haven, State of Connecticut on September 23, 2003.

NewAlliance Bancshares, Inc.

By:

Peyton R. Patterson Chairman, President and Chief Executive Officer (Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of NewAlliance Bancshares, Inc. (the “Company”) hereby severally constitute and appoint Peyton R. Patterson, Merrill B. Blanksteen and Gail E.D. Brathwaite, and each of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Peyton R. Patterson, Merrill B. Blanksteen and Gail E.D. Brathwaite, or each of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and the rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s Common Stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Peyton R. Patterson, Merrill B. Blanksteen and Gail E.D. Brathwaite, or each of them, shall do or cause to be done by virtue of the power and authority granted hereby.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title

/s/ PEYTON R. PATTERSON Peyton R. Patterson	Chairman, President and Chief Executive Officer (Principal Executive Officer)	September 23, 2003

/S/ MERRILL B. BLANKSTEEN Merrill B. Blanksteen	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 23, 2003

/S/ ROXANNE J. COADY Roxanne J. Coady	Director	September 23, 2003

/S/ JOHN F. CROWEAK John F. Croweak	Director	September 23, 2003

/S/ RICHARD J. GROSSI Richard J. Grossi	Director	September 23, 2003

/S/ ROBERT J. LYONS, JR. Robert J. Lyons, Jr.	Director	September 24, 2003

/S/ JULIA M. MCNAMARA Julia M. McNamara	Director	September 23, 2003

/S/ GERALD B. ROSENBERG Gerald B. Rosenberg	Director	September 23, 2003

/S/ ROBERT N. SCHMALTZ Robert N. Schmaltz	Director	September 23, 2003

/S/ CORNELL SCOTT Cornell Scott	Director	September 23, 2003

/S/ NATHANIEL D. WOODSON Nathaniel D. Woodson	Director	September 23, 2003

/S/ JOSEPH A. ZACCAGNINO Joseph A. Zaccagnino	Director	September 23, 2003

As filed with the Securities and Exchange Commission on September 30, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

REGISTRATION STATEMENT

ON

FORM S-1

NewAlliance Bancshares, Inc.

New Haven, Connecticut

EXHIBIT INDEX

1.1	Engagement Letter between the New Haven Savings Bank and Ryan Beck & Co.

1.2	Form of Agency Agreement between the New Haven Savings Bank and Ryan Beck & Co.*

2	Amended and Restated Plan of Conversion

3.1	Certificate of Incorporation of NewAlliance Bancshares, Inc.

3.2	Bylaws of NewAlliance Bancshares, Inc.

4.1	Form of Common Stock Certificate of NewAlliance Bancshares, Inc.

5	Opinion of Tyler Cooper & Alcorn, LLP regarding legality of securities being registered

8.1	Federal Tax Opinion of Elias, Matz, Tiernan & Herrick, L.L.P.*

8.2	State Tax Opinion of Tyler Cooper & Alcorn, LLP*

10.1	Forms of Employment Agreements with Named Executive Officers*

10.2	New Haven Savings Bank Deferred Compensation Plan

10.3	New Haven Savings Bank Supplemental Executive Retirement Plan

10.4	NewAlliance Bancshares, Inc. Employee Stock Ownership Plan Supplemental Executive Retirement Plan*

10.5	New Haven Savings Bank Profit Sharing Plan Supplemental Executive Retirement Plan*

10.6	New Haven Savings Bank Executive Incentive Plan

10.7	Form of Change In Control Agreements*

10.8	Employee Severance Plan*

21	Subsidiaries of Registrant

23.1	Consent of Tyler Cooper & Alcorn, LLP (contained in Opinion included as Exhibit 5)

23.2	Consent of Eliaz, Matz, Tiernan & Herrick, L.L.P. (contained in Opinion included as Exhibit 8.1)*

23.3	Consent of PricewaterhouseCoopers, LLP

23.4	Consent of Deloitte & Touche LLP

23.5	Consent of KPMG LLP

23.6	Consent of RP Financial, LC.

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between New Haven Savings Bank and RP Financial, LC.

99.2	Appraisal Report of RP Financial, LC.**

99.3	Business Plan Agreement between the Registrant and RP Financial, LC.

99.4	Marketing Materials*

99.5	Order and Acknowledgment Form*

99.6	Letter of RP Financial, LC. Re: Subscription Rights*

99.7	Consent of Joseph H. Rossi to be identified as a proposed director*

*	To be filed supplementally or by amendment.
**	Supporting materials filed pursuant to Rule 202 of Regulation S-T, supplementally or by amendment.